Form 20-F
period 2000-12-31
EURO909 COM AS
filed 2001-07-02
CIK 1041457

As filed with the Securities and Exchange Commission on June 29, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission File No.: 0-30690

                                 EURO909.COM A/S
               (Exact name of Company as specified in its charter)

              EURO 909.COM A/S                         The Kingdom of Denmark
(Translation of Company's name into English)      (Jurisdiction of incorporation
                                                         or organization)

                                 Toldbodgade 63
                                 1253 Copenhagen
                                     Denmark
                    (Address of principal executive offices)


      Securities registered or to
      be registered pursuant to
      Section 12(b) of the Act:           None

      Securities registered or to
      be registered pursuant to
      Section 12(g) of the Act:           None

      Securities for which there is       American Depositary Shares,
      a reporting obligation              each representing one
      pursuant to Section 15(d) of        ordinary share, nominal value
      the Act:                            DKK 1.25 per share


      Indicate the number of              Ordinary shares: 20,601,119
      outstanding shares of each of       American Depositary Shares: 16,579,672
      the Company's classes of
      capital or common stock as of
      close of the period covered
      by the annual report
      (December 31, 2000):

      Indicate by check mark whether the Company (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES |X| NO |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow

                             Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

                                                                            Page

EXCHANGE RATE INFORMATION......................................................2

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................3

ITEM 3.  KEY INFORMATION.......................................................3

ITEM 4.  INFORMATION ON THE COMPANY...........................................13

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................26

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................34

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................39

ITEM 8.  FINANCIAL INFORMATION................................................40

ITEM 9.  THE OFFER AND LISTING................................................41

ITEM 10. ADDITIONAL INFORMATION...............................................42

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........47

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............47

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................47

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
         USE OF PROCEEDS......................................................47

ITEM 15. RESERVED.............................................................47

ITEM 16. RESERVED.............................................................47

ITEM 17. FINANCIAL STATEMENTS.................................................48

ITEM 18. FINANCIAL STATEMENTS.................................................48

ITEM 19. EXHIBITS.............................................................48

SIGNATURES ...................................................................49

INDEX TO EXHIBITS.............................................................50

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2000 into U.S. dollars at an exchange rate of $1.00 = DKK 8.0205, which is the noon buying rate on December 29, 2000, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 29, 2000, or at any other rate.

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      We use the terms "we", "our", "us" and the "Company" to mean euro909.com A/S and its subsidiaries.

                                  ------------

      As no independent sources of industry data are available, industry data contained herein, including market size data, are based on our estimates which are derived from internal market studies and management calculations.

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans. Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the factors set forth under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

      The selected consolidated financial data presented below as of December 31, 2000, 1999, 1998, 1997 and 1996, and for the years then ended have been taken or are derived from our audited consolidated financial statements for the relevant periods. The selected consolidated financial data have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). There are two principal differences between U.S. GAAP and Danish GAAP. The first difference relates to revenue recognition in connection with fees generated from domain name registration. Under Danish GAAP, those fees are recognized when the domain name is registered. Under U.S. GAAP those fees are recognized over a period of until 24 months, in the case of an initial registration, or 12 months, in the case of a renewal. For the year ended December 31, 2000, accrued fees from domain name registration services were DKK 36.776 million (approximately $4.585 million).

      The second difference relates to the treatment of shares and warrants issued in connection with acquisitive transactions. Unlike its Danish counterpart, U.S. GAAP requires that those shares and warrants be valued on the date, when the agreement has been entered and sufficient information has been published to determine the purchase price. For the year ended December 31, 2000, we valued warrants issued in connection with acquisitive transactions at DKK
5.078 million (approximately $633,000). This amount will be amortized over a 2-10 year period depending on the assets acquired. Warrants issued in connection with the acquisition of Digiweb A/S are valued differently in Danish GAAP compared to U.S. GAAP. The difference of DKK 17.678 million (approximately $2.2 million) is treated as U.S. GAAP goodwill and is amortized over 5 years.

      Effective October 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1,2000, the Company recognizes revenues ratably over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase of the loss before cumulative effect of the accounting change of DKK 16.497 million ( DKK 0.97 per share). During 2000, the Company recognized DKK 27.603 million of revenue and DKK 7.325 of cost of sales that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK 20.278 million or DKK 1.20 per share.

      The financial information presented below is only a summary and should be read together with our consolidated financial statements. The share split has been reflected in all share prices as discussed in note 1 to our consolidated financial statements included in Item 18, below.

Consolidated Statement of Operations Data:

                                                              Year Ended December 31,
                                                              -----------------------
                                       1996      1997        1998        1999        2000        2000
                                      ------   --------    --------    --------    --------    --------
                                        DKK       DKK        DKK          DKK         DKK         US$
                                                    (in thousands, except per share amounts)
      Net revenue                     46,998     46,550      51,432     122,562     216,977      27,053
      Total operating expenses        51,431     57,465      77,530     166,518     344,233      42,920
                                      ------   --------    --------    --------    --------    --------
      Operating (loss)                (4,433)   (10,915)    (26,098)    (43,956)   (127,256)    (15,867)
      Operating (loss) from
          Continuing operations       (4,433)   (10,915)    (26,098)    (44,031)   (121,151)    (15,106)
      Net (loss)                      (4,534)   (13,170)    (24,046)    (43,246)   (146,704)    (18,291)
      Net (loss) per ordinary
          share, basic and diluted     (1.19)     (2.88)      (4.06)      (4.81)      (8.65)      (1.08)
      Net (loss) from
          Continuing operations per
          ordinary share, basic and
          diluted                      (1.19)     (2.88)      (4.06)      (4.82)      (8.29)      (1.03)
      Weighted average number
          of ordinary shares
          outstanding                  3,800      4,570       5,926       8,997      16,968      16,968

Segment Information:

Internet services:
      Net revenue                                46,550      51,432      66,946      94,999      11,845
      Total operating expenses                   57,465      77,530     106,265     179,985      22,441
                                               --------    --------    --------    --------    --------
      Operating (loss)                          (10,915)    (26,098)    (39,319)    (84,986)    (10,596)

Print and online media:
      Net revenue                                                        13,014      28,349       3,535
      Total operating expenses                                           14,910      53,363       6,654
                                                                       --------    --------    --------
      Operating (loss)                                                   (1,896)    (25,014)     (3,119)

Broadcast media:
      Net revenue                                                        13,544      83,005      10,348
      Total operating expenses                                           16,360      94,156      11,739
                                                                       --------    --------    --------
      Operating (loss)                                                   (2,816)    (11,151)     (1,391)

Other:
      Net revenue                                                        29,058      10,624       1,325
      Total operating expenses                                           28,983      16,729       2,086
                                                                       --------    --------    --------
      Operating income (loss)                                                75      (6,105)       (761)

Consolidated Balance Sheet Data:

                                                    As of December 31,
                                                    ------------------
                                1996       1997       1998      1999       2000         2000
                               ------     ------     ------    -------    -------      ------
                                DKK        DKK        DKK        DKK        DKK          US$
                                         (in thousands, except per share amounts)
Total assets                   24,915     52,996     37,720    236,820    357,051      44,517
Net assets                      5,400     39,375     14,073    151,488    203,795      25,409
Long term debt                     --         --         --      7,000      3,000         374
Capital stock                   5,000      7,445      7,445     18,629     25,814       3,219
Working capital                 1,463     19,805      1,760     41,786    (13,941)     (1,739)
Total shareholder's equity      5,400     39,375     14,073    149,638    205,638      25,639
Number of ordinary shares       4,000      5,956      5,956     14,903     20,651      20,651

We have never paid any dividends on our ordinary shares.

Exchange Rate Information

      The exchange rate on May 31, 2001 (the latest practicable date) was DKK
8.7874 per $1.00. The following table sets forth (i) the high and low exchange rates for each of the most recent six months and (ii) the average exchange rate for 1996, 1997, 1998, 1999 and 2000 calculated using the average exchange rate on the last day of each month of the relevant year. (All rates are expressed as Danish kroner per U.S. dollar.)

                                          Average         High           Low
                                          -------         ----           ---

May 2001                                               DKK 8.7874     DKK 8.3563
April 2001                                             DKK 8.5079     DKK 8.2660
March 2001                                             DKK 8.2068     DKK 7.9753
February 2001                                          DKK 8.0949     DKK 7.9292
January 2001                                           DKK 7.9506     DKK 8.1506
December 2000                                          DKK 8.3113     DKK 8.0141
1996                                    DKK 5.8556
1997                                    DKK 6.6049
1998                                    DKK 6.7011
1999                                    DKK 6.9763
2000                                    DKK 8.0829

B. Capitalization and indebtedness

      Not applicable

C. Reasons for the offer and use of proceeds

      Not applicable

D. Risk Factors

      Any investment in us involves a high degree of risk. The following factors may affect our future operating results and you should consider them carefully, together with the other information contained in this report. If any of the following events actually occurs, our business, financial condition and results of operations may suffer materially.

We have a significant accumulated loss and negative working capital and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the last four years: DKK 13.170 million (approximately $1.642 million) in 1997; DKK 24.046 million (approximately $2.998 million) in 1998; DKK 43.246 million (approximately $5.392 million) in 1999; and DKK 146.704 million (approximately $18.291 million) in 2000. As of December 31, 2000, we had a retained deficit of DKK 231.897 million (approximately $28.913 million) and negative working capital of DKK 13.941 million (approximately $1.738 million). We anticipate that our operating expenses will increase substantially in the foreseeable future as we develop and/or acquire new products and services, increase our sales and marketing operations, develop new distribution channels and strategic relationships, improve our operational and financial systems and broaden our customer service capabilities. Accordingly, we expect to incur additional losses for the foreseeable future, primarily due to an increase in our marketing and capital expenditures. These losses are expected to increase significantly from current levels, which in turn will increase our accumulated losses. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future.

Our future revenues are unpredictable and our financial results may fluctuate.

      As a result of our limited operating history in the markets in which we now operate, the emerging nature of the Internet as a medium for business operations and our aggressive growth strategy, we are unable to accurately forecast our revenues or operating results. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     changes in the rate of growth of Internet usage;
      o level of demand for our services and Internet-based services generally;
      o changes in prices for our services as a result of competition or other factors;
      o     seasonal trends;
      o     introduction of enhanced services by us or our competitors;
      o     market acceptance of new services;
      o delays in the introduction of services or enhancements provided by us or our competitors; and
      o     capacity constraints and dependencies on computer infrastructure.

Fluctuations caused by these and other factors could cause our business to suffer.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities.

      Our future capital requirements depend on a number of factors, including the availability of new acquisition opportunities and our ability to increase our revenues and control our expenses. We expect that we will need to raise additional funds to grow our business and pursue new expansion opportunities. Our growth strategy could suffer if we are unable to raise additional funds on acceptable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares.

We have a limited operating history as an Internet services and media company and expect to encounter difficulties faced by early stage companies.

      We are a relatively new participant in the Internet and media industries. In October 1996 we began providing domain name registration services in Denmark. We subsequently expanded our business to include web site hosting and other related services. In August 1999 we acquired our first media properties. Accordingly, we have only a limited operating history upon which our current business and prospects can be evaluated. As a company operating in a highly competitive and rapidly evolving industries, we face risks and uncertainties relating to our ability to implement our business plan successfully. We cannot assure you that we will adequately address these risks and uncertainties or that our business plan will be successful.

We compete in the highly competitive Internet services market that has low barriers to entry.

      We compete in the Internet services market which is relatively new and intensely competitive. We expect competition to intensify as the market continues to evolve. The number of companies offering the products and services we make available is vast and increasing at a rapid rate. These companies compete with us for customers, advertisers, e-commerce transactions and other sources of Internet-related revenues. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. There are relatively few barriers preventing competitors from entering the Internet services market. We do not own any patented technology that precludes or inhibits competitors from entering our markets. As a result, new market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

We also compete in the highly competitive broadcasting and media markets.

      In addition to our Internet services business, we operate television stations, publish three youth-oriented magazines and maintain and support an on-line club. The broadcast, print and online media industries are highly competitive and dominated by global companies that have far greater resources than we have. Our television stations, TV Bio+ and dk4, are included in the TeleDanmark Kabel Net (TDC) cable system through December 31, 2001. There is no assurance that our stations agreement with TDC will be renewed. We expect that the number of channels competing for the 20 places in the TDC programming network will increase in the ensuing years.

      The print media industry in which we compete generates revenue primarily from advertising. Competition for ad revenues is intense and comes not only from the print media industry but also from all other sectors of the media industry. Our publications target a specific demographic group (young adults between the ages of 15 and 25). We cannot assure that advertisers will continue to allocate their limited resources to media that focus on this group.

We must maintain our reputation and expand our name recognition to remain competitive.

      We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet related services. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. In addition, in 1999, we changed our name from Telepartner A/S to euro909.com A/S and therefore, we have the additional burden of ensuring that existing and potential customers are aware that euro909.com is Telepartner with a new name. Promoting and enhancing of our name depends largely on our success in providing uninterrupted high quality services, of which there can be no assurance. If our clients do not perceive our services as effective, reasonably priced or of high quality, our brand name and reputation could be materially and adversely affected. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes mass market and multimedia advertising, promotional programs and public relations activities. We intend to make significant expenditures on advertising and promotional programs and activities. These expenditures may not result in an increase in net revenues sufficient to cover our advertising and promotional expenses. We cannot assure you that promoting our brand name will increase our net revenues. Accordingly, if we incur expenses in promoting our brand without a corresponding increase in our net revenues, our business, financial condition and results of operations would be materially adversely affected.

We must keep pace with changing communications technologies in order to provide effective products and services.

      Our success also depends on our ability to keep pace with the rapid changes occurring in Internet services, communications technologies and the new and improved devices and services that result from these changes. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to develop and license new products, services and technologies that address the increasingly sophisticated and varies needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Since we are not a technology company, we rely on third parties to provide our customers with the most current technology. However, we must continually update and modify our products and services to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our websites, internally developed technology and transaction-processing systems to customer requirements or emerging industry standards.

      Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. We must also diligently monitor our suppliers to make certain that they have adequate Internet infrastructure to handle increased speed, capacity and other needs of Internet users. Nevertheless, our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, we must be prepared to offer non-Internet-based solutions or risk losing current and potential customers. In order to accomplish this, we would have to rely upon third party suppliers, and we may be unable to secure the services and technology of such suppliers on satisfactory terms or at all. If we are unable to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share.

Our business depends on continued growth in the use of the Internet.

      Our future success is substantially dependent upon continued growth in the use of the Internet. To the extent that the Internet is not viewed as a viable commercial medium, our current business model would fail. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied on alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete.

      The use and acceptance of the Internet may not increase for a number of reasons, including:

      o actual or perceived lack of security of information, such as credit card numbers;
      o     high cost or lack of availability of access;
      o     congestion of traffic or other usage delays;
      o inconsistent quality of service or the lack of availability of cost-effective, high-speed service;
      o     government regulation;
      o     uncertainty regarding intellectual property ownership; and
      o     lack of high-speed modems and other communications equipment.

      Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not continue to develop as a viable and widespread commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. Both new and existing laws may be applied to the Internet by state, federal or foreign governments, covering issues that include:

      o     sales and other taxes;
      o     user privacy;
      o     pricing controls;
      o     characteristics and quality of products and services;
      o     consumer protection;
      o     cross-border commerce;
      o     libel and defamation;
      o     copyright, trademark and patent infringement;
      o     pornography; and
      o     other claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet, thereby harming our business, financial condition and results of operations.

We cannot predict with any certainty the effect that new government and regulatory policies, or industry reactions to those policies, will have on our business.

      We have an agreement with Network Solutions, Inc. that allows us to register domain names with the .com, .net and .org suffixes. We also have agreements with the appropriate entities in Denmark, Norway and Sweden to register domain names with the .dk, .no and .se designations. Before April 1999, the domain name registration system for the .com, .net and .org domains was managed by Network Solutions under a cooperative agreement with the U.S. government. In November 1998, the Department of Commerce recognized the Internet Corporation for Assigned Names and Numbers, commonly known as ICANN, to oversee key aspects of the Internet domain name registration system. Currently, Network Solutions continues to register domain names with .com, .net and .org suffixes under an agreement with ICANN. In addition, ICANN recently authorized the use of two new top level domain names - .biz and .info - and is expected to approve as many as five more. We cannot predict what effect this will have on our business but it may dilute the demand for our services. We cannot assure you that Network Solutions or any of the other entities that we rely on will continue to have the authority to register domain names or that any future measures adopted by the U.S. Department of Commerce or ICANN will not materially harm our business, financial condition and results of operations.

If we are unable to make suitable acquisitions and investments, our long-term growth strategy could be impeded.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in providers of product and services offerings that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

Our acquisition strategy involves significant risks, any of which could harm our business.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management attention from running our existing business;

      o increased expenses, including compensation expenses resulting from newly hired employees;

      o adverse effects on our reported operating results due to possible amortization of goodwill associated with acquisitions; and

      o potential disputes with the sellers of acquired businesses, technologies, services or products.

In addition, we may not be successful in integrating the business, technology, operations and personnel of any acquired company. Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations. For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources.

      The anticipated future growth necessary to expand our operations will place a significant strain on our resources. In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. In 2000, our number of full-time employees grew from 229 to 372. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our customer base. We also expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their inquiries have not adequately been addressed. If we fail to manage our growth effectively, our business, financial condition and results of operation could be materially adversely affected.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team and technology personnel and in particular Aldo Petersen, our chief executive officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, although we have an employment agreement with Mr. Petersen, that agreement can be terminated by Mr. Petersen on six months notice. We have not in the past executed, and do not have any current plans to execute, employment agreements with our other employees. As a result, we may be unable to retain our employees or attract, integrate, train and retain other highly qualified employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may be adversely affected exchange rate fluctuations.

      Approximately 44% of our revenues are earned outside of Denmark and collected in local currencies. In addition, we generally pay operating expenses in local currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner and the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results.

Our international presence creates risks.

      All of our operations are conducted outside the United States. Our business plan contemplates expanding our operations in Scandinavia and in selected West European countries, such as England, Germany, France and Italy. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls, delays from government agencies, and tax laws. In addition, our operations may be affected by and by changing economic, political and governmental conditions in the countries in which we operate. Political instability or changes in competition, economics, politics or laws, including tax, labor, environmental, employment and currency regulations, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. In addition, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are listed on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;
      o     the liquidity of the markets;
      o     investor perceptions of us and the industry in which we operate;
      o     changes in earnings estimates by analysts;
      o     sales of ADS by existing holders; and
      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADS.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our common shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash which would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

      We are a Danish limited company, organized in 1986 under the Danish Act on Limited Companies of the Kingdom of Denmark. Originally, we were organized under the name Telepartner A/S. In 1999 we changed our name to euro909.com A/S. Our registered office is Toldbodgade 63, 1253 Copenhagen, Denmark. Our telephone number is +45 39 54 00 00.

      Initially, our business involved compiling and publishing directories that included financial and other operating and administrative information about businesses located in Scandinavia and directories of fax numbers. These directories were sold to subscribers primarily in Denmark and Sweden and, to a lesser extend, Norway. In late 1996, we began offering Internet access services. Also in late 1996 we entered into an agreement with WorldCom Telecommunications Services GMBH that enabled us to begin offering international telephone services to our Danish customers in 1997. We eventually expanded our telephony services to include international, national, regional, local and cellular telephony products and services.

      In late 1996/early 1997 we expected telephony to be our primary business focus. However, intense price competition in the telephony industry made that business increasingly difficult. Therefore, we again changed our focus and began concentrating on providing small- and medium-sized businesses, and to a lesser extent, consumers, with the tools to effectively use the Internet as a communications and information medium. Accordingly, our Internet services business grew to include Internet access services; domain name registration services; web hosting services; online security services; and online intellectual property rights services. In addition, in 1999 we acquired two television stations (dk4 and TV Bio+) and a group of teen magazines (Chili group). In 2000 we consolidated these media properties into a separate media division branded "Euromedia". The expansion of our business was effected principally through the following acquisitions:

      o as of January 1, 2000, we acquired Digiweb A/S, a web-hosting and domain name registration company in Scandinavia;
      o as of April 1, 2000, we acquired Webben ApS, a web-hosting company in Denmark;
      o as of June 15, 2000, we acquired Netbasen, a web-hosting company in Denmark;
      o as of June 15, 2000, we acquired the remaining 25% of the broadcasting media companies, CIAC Holding A/S and Nasco A/S;
      o as of August 31, 2000, we acquired Annonsbyran Pennen AB, a Swedish advertising company;
      o as of August 31, 2000, we acquired 51% of Netname-Solutions.com GmbH, a German company offering internet services;
      o as of November 30, 2000, we acquired Virus112.com A/S, a Danish virus detection company; and
      o as of November 30, 2000, we acquired 20% of Trust Italia SpA., an Italian digital security company.

      In 2001 we made a strategic decision to focus on our Internet services business. We are therefore pursuing strategic partners and/or investors for our Media division. In March 2001 we signed a letter of intent to merge our Chili operations with the Swedish company Dobedo AB to form Scandinavia's leading youth media company. In May 2001 we signed a letter of intent to sell a 70% interest in TV Bio+ to Fox Europe Kids. By focusing on our core competencies, we hope to continue to develop our business and to become the premier provider of Internet services to Scandinavian and West European businesses.

B. Business Overview

      Products and Services

      Our operations are divided into three principal areas:

      o     Internet related products and services;
      o     broadcasting; and
      o     print and on-line publishing.

We also continue to provide the telecommunications-related products and services that constituted our historical business. Until April 1, 2000 we also provided travel services.

      Internet Services

      Our Internet related services business constitute the largest part of our operations. In the Scandinavian and West European markets, where Internet usage is not nearly as well developed and widespread as it is in the United States, we have chosen a slow approach to building Internet awareness and usage. The typical initial introduction of our products and services to our customers is through domain name registration. As our customers' businesses grow and Internet strategies develop, we can provide additional support and tools, from web site hosting to placing targeted advertising within our print and electronic media. Beginning in late 1998 and throughout 1999, Internet products and services became an increasingly significant focus for us and accounted for an increasingly significant portion of our revenues.

            Domain Name Registration

      Internet domain names are unique identities that enable businesses, other organizations and individuals to communicate and conduct commerce on the Internet. An Internet domain name is made up of a top level domain and a second level domain. For example, in the domain name, "ABCompany.com," ".com" is the top level domain and "ABCompany" is the second level domain.

      Until June 1999, Network Solutions was the exclusive registry and registrar for second level domain names within the .com, .org., .net and .edu top level domains. Through our relationship with Network Solutions, we began registering domain names for our Scandinavian customers in October 1996. We are one of Network Solution's largest European partners. In September 2000, Network Solutions announced that we had been named one of its first "Platinum" rated partners in the world. To achieve this rating, our performance was assessed within three core categories:

      o corporate stability/financial performance, which indicates the long-term stability and reliability of the company;
      o services offered/technical reliability, which indicates the availability and performance of services in core areas like Internet access, server hosting, web design and specialized technology solutions; and
      o customer support, which indicates the company's ability to offer online or call center support including call center queue times, average call time to resolution and hours of operations.

      We estimate that a significant percentage of European businesses and consumers are not yet on the Internet. Moreover, we estimate that a large percentage of our domain name registration customers did not have an Internet web site or connection at the time they were contacted by our telemarketing department. Accordingly, we believe that domain name registration is a key feature of our growth strategy. It gives us the opportunity to introduce customers to the Internet and educate them as to how our various products and services can enhance their communications and information services, as well as entertainment and e-commerce services. During the first three months of 2001, we registered approximately 1,400 new domain names per month, but in order to continue to expand this rate, we require additional telemarketing staff, which will require additional resources we currently do not have.

      We are able to register:

      o local domain names, such as .dk for Danish domains, .se for Swedish domains, and .no for Norwegian domains,

      o     international top level domains, such as .com, .org, .net and .edu;
            and

      o     other international domain names.

      A single customer may require multiple domain name registrations. In response to this need, we register company names, product names, trademarks and slogans. For example, a company might first register its name in its home country. It then may need to register several different products. Finally, it may elect to secure multiple international domain registrations. This can result in a very large number of domain name registrations for a single customer. We do not expect most of our customers to register a large number of domain names but the potential for multiple domain name registrations per customer is large. We vary our registration fees depending on the mix of domain name registrations required by each customer and we do view each customer as a potential source of multiple domain name registrations, in addition to being a logical source of additional business generated through offering our other products and services.

      Revenues from domain name registration, which, in 2000, were our largest revenue source, are derived from two kinds of fees: initial registration fees and annual service fees. The initial fee we charge is based upon the kind of domain name or names being registered and the total number of domain names being registered. These rates vary, depending on the country, with Sweden charging the highest rates, and we provide fee packages for those customers registering multiple names. The annual service fee represents a possible recurring income stream. Companies cannot operate their sites without maintaining their domain name registrations.

      With our June 1999 acquisition of NetP@rtner Ltd., a London-based Internet services company, we expanded our domain name registration business into European markets by offering domain name registration in England. In October 1999, we extended our Western European presence by opening a domain registration office in Southern France, out of which we service France and Italy. In September 2000, we acquired 51% of Netname-Solutions.com GmbH, and entered the German market. We intend to continue to expand our domain registration operations in other Western European countries in future periods. In addition, our strategic plan contemplates that once we successfully implement our domain name registration operations, we will consider expanding our Internet related services in Western Europe to include web site hosting in selected locations.

      In January 2000 we acquired Digiweb Danmark, which operates a fully automated domain name registration and web-hosting service. As a result, we increased our domain name registration and web-hosting service customer accounts by approximately 14,000, all of which are small Scandinavian businesses.

            Web Site Hosting and Design Services

      A key component of our new business strategy is to build continued customer loyalty through addition to and enhancement of Internet services for our customers. We believe that offering web site design, as well as hosting services to our domain name customers are logical next steps in expanding their Internet capabilities and our business. We currently provide web design and web hosting services in Denmark, Sweden and Norway.

            Hosting Services. Hosting is a practice that is still relatively new for most Scandinavian companies. The outsourcing of this technical operation allows non-technical companies to focus on their core competencies without having to worry about the related technology issues relating to keeping a web site operational. Until recently, our web hosting services were made available to our customers exclusively through our relationship with UUNET, TeleGlobe and TeleDanmark. In January 2000, we acquired Digiweb Danmark, which immediately increased our hosting accounts by approximately 14,000. Digiweb's online, fully automated web-hosting environment offers us the possibility of expanding our operations beyond the borders of Scandinavia. In addition, having acquired Digiweb, we believe that we are now able to offer customers reliable hosting services, both at the UUNET site and the Digiweb site. We also now have the capability to transfer hosting accounts from the UUNET site to the Digiweb site, while providing, what we believe to be, comparable quality of service.

            Because there are many companies providing web hosting services, if our relationship with UUNET terminates, we believe we could find a suitable replacement relatively quickly. However, any shift relating service provider of this magnitude would involve risks that the transition to a new provider could cause service disruptions that could adversely impact our business. Furthermore, we are not sure we could secure economic terms from a new service provider as favorable as the terms we have with UUNET. We do believe that these risks have been significantly reduced by our acquisition of Digiweb. With Digiweb's web-hosting capabilities, we believe we have in place two reliable systems and have the ability, if necessary, to transfer accounts from the UUNET server to the Digiweb site without compromising the customers' service.

            On August 1, 2000 we launched a new Internet data center in Soeborg, Denmark. The center is capable of housing more than 1,500 servers and delivers one of the strongest high-availability bandwidth capacities in Europe. The facilities are designed with a wide range of physical security features, including state-of-the-art smoke detection and fire suppression systems, 24x7 secured access and video camera surveillance, as well as security breach alarms. The server room is specially-designed with flooring to prevent water damage and with redundant temperature control and air conditioning systems. The center will deliver the highest levels of reliability through a number of redundant subsystems, such as multiple fiber trunk uplinks, fully redundant power backups, and a diesel-powered backup generator.

            We charge a recurring quarterly or yearly fee to continue hosting our clients' web sites on our servers.

            Web Site Design Services. In 1998, we began offering web site design services to create, update or revise customer web sites, both for customers who currently have web sites and for those who do not yet have a web presence. We currently assist several larger clients in the Scandinavian marketplace in this arena, although most of web design customers are the small- to medium-sized companies, which constitute our historical customer base. Depending on customer needs, we can provide simple web design services by merely converting basic information the customer provides to us into HTML format and creating the web site, or we can be involved in more elaborate consulting on design, layout and content of customer's web sites. An ancillary service that we have also recently begun offering our customers is the ability to update all the major search engines on the Internet once a customer's web site has been created or updated so that appropriate user searches using these search engines will find these web sites. We charge fees for our web site design services based upon the complexity of the web site and the amount of original material and design work our staff is asked to create.

            Internet security solutions

      In December 2000, VeriSign, Inc., the leading provider of Internet trust services, selected us to provide digital certificate and Public Key Infrastructure (PKI) services in Denmark, Norway and Sweden.

      As part of the launch, we were also selected as host of the authentication, digital certificates and PKI services in our highly secure processing center in Copenhagen. We are now part of VeriSign's Global Affiliate Network - an expanding group of international service providers, which utilize common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet.

      Our appointment as VeriSign's affiliate in Scandinavia bolsters our Internet services strategy and reaffirms the investment value of our Internet data center. VeriSign's acquisition of Network Solutions sparked the integration of domain name registration and digital security and highlighted the fact that domain registration is the starting point for management of all Internet transactions.

      Currently, we will provide the following trust services:

      o Managed Public Key Infrastructure services for enterprises, government agencies, and e-communities - enabling these communities to secure information that passes over the Internet;

      o Application Acceleration Services - rapid deployment services that secure information passed over applications such as Microsoft Exchange, SAP and Virtual Private Networks (VPN) for e-commerce;

      o Digital Certificate Services for web sites and individuals - electronic credentials that identify parties online and thereby secure transactions and communications; and

      o The VeriSign Trust Network (VTN) - the world's largest network of globally interoperable digital certificates. The VTN establishes a common set of technology, infrastructure, and practices - key elements in establishing a common foundation of trust across international boundaries.

      Digital certificates and PKI are used to secure a wide range of business-to-business (B2B) and business-to-consumer (B2C) applications over the Internet. Digital certificates are electronic credentials that identify parties online, enabling encrypted communications and legally binding, valid digital signatures for online transactions in e-commerce, financial service, supply-chain management, VPN's, and wireless and mobile commerce environments.

      Other venues and individuals requiring authentication and validation in order to insure trusted and secure e-commerce and communications include web sites, enterprises, electronic commerce service providers and individuals. Key e-commerce applications that require Internet trust services include employee intranet, supply chain extranets, VPNs, and large-scale e-commerce applications, such as e-banking, e-brokerage, and e-healthcare.

            Internet Access and E-mail Services

      We also operate as an Internet service provider, or ISP. We currently use MCI WorldCom/UUNET to enable us to provide our customers with technology, infrastructure and features that we believe are as advanced as any available in Scandinavia. We also have Internet access agreements with TeleDanmark Communications AS. This provides us with a backup system in the event that it is needed. In addition, having acquired Digiweb, we believe that we are now able to offer customers reliable hosting services, both at the UUNET site and at the Digiweb site. We also now have the capability to transfer hosting accounts from the UUNET site to the Digiweb site, while providing, what we believe to be, a comparable quality of service. We believe that Digiweb currently is one of the largest web hosting providers in Scandinavia.

      Internet access and e-mail services are not a principal source of revenues. We expect that over time, industry-wide, Internet access fees and charges for e-mail services will continue to decline to a point where users will not incur any charges, and instead, site owners will incur the costs of maintaining the Internet. In Denmark, ISPs no longer charge access fees to Internet users. Users of the Internet pay their telephone company for their online usage, and these charges continue to decline. We provide Internet access and e-mail services to our customers as necessary and important segments of our circle of products but without charging any startup or ongoing fees for Internet access. We charge a small fee per year for each e-mail account we maintain, but depending on the mix of our other products used by the customer, e-mail service may be included without charge.

            E-Commerce Services

      We offer our customers an e-commerce system which permits customers to blend the presentation of their business with potential product sales. We have developed e-commerce software that integrates invoicing and shipping and we can create links between e-commerce shopping malls we develop to the customer's site, which we also usually maintained. Order handling is outsourced to a third party with expertise in this aspect of e-commerce. We offer our software, as well as provide consulting expertise in how best to implement e-commerce for a particular business. We believe that this integrated shopping system is a natural add-on to many of the web sites we are developing for our customers. We generate revenues by producing the web site and charging annual license fees, which fees take into account both use of the software and per visit charges for access to the shopping mall. We do not currently receive, and do not intend to charge, a percentage fee based on purchases made on our customers' web sites.

      Broadcasting

      We operate two cable and satellite channels in Denmark, dk4 and TV Bio+. In January 2000, both dk4 and TV Bio+ were included in the package of cable programming approved in August 1999 by cable subscribers of TDC, Denmark's largest nationwide cable network. The agreement with TDC expires December 31, 2001. We also have agreements with other Danish cable systems, specifically Stofa and Canal Digital, regarding carrying dk4 and TV Bio+ on their cable systems.

      In connection with the Danish digital television market, the DTH, we entered into an agreement with Canal Digital to launch a common digital platform on January 1st 2001. This platform gives all Canal Digital customers with digital set top box access to dk4 and the opportunity to subscribe to TVBio+.

            dk4

      We acquired dk4 in October 1999. As of December 31, 2000 approximately 33% of all households in Denmark have access to dk4. In 2000 dk4 launched its revised Internet platform. The homepage contains live video streaming, thereby enabling subscribers to watch dk4 live over the Internet.

      dk4's principal programs are in the areas of culture, education, sports and politics:

            o Politics. dk4 broadcasts proceeding in the Danish Parliament including debates and selected expert hearings. Recently, we added a new series called "5 political minutes", which gives each Member of Parliament on a daily basis an opportunity to express his or her political views to a national audience. As regards to the European Union, dk4 has intensified its coverage - both in conjunction with the referendum on the Euro and with the sessions in the European Parliament. Up until the Danish referendum on the Euro, dk4 broadcasted eight one hour long debates with leading parliamentarians. They were also to be found on the Internet. A new project on Post Nice is to be launched in early 2001 and further projects should strengthen the dimension of the European Union in the programmes schedule.

            o     Sports. dk4 offers automobile racing and soccer.

            o Culture. dk4 offers programs focusing on theatre, opera, literature, classical music and history. In the fall of 2000, dk4 launched a new weekly 1 1/2 hour cultural magazine. On Friday, dk4 offers a 2-2 1/2 hour cultural profile program. As regards to other new program initiatives, in the fall of 2000 dk4 initiated a new program series on contemporary art. A wine program is planned to be launched in early 2001.

            o Education. Educational offerings include lectures given at the newly founded "dk4 University", a series which is also integrated with the Internet.

            TV Bio+

      We acquired TVBio+ in September 1999. As a result of a strategic alliance with Fox Kids Europe, in January 2000 we repackaged and relaunched the station. As repackaged, TVBio+'s primary offering was Danish movies. As a result, the station received a fair amount of media coverage. In addition, TVBio+ broadcasts matches of the leading Danish soccer teams.

      As a result of our strategic decision to focus on our Internet businesses, in May 2001 we signed a letter of intent to sell 70% of TV Bio+ to Fox Kids Europe. The sale is expected to close in the second quarter of 2001.

            PrimeVision (PV)

      In October 1999 we acquired PV. PV produces different programs, most of which are broadcast on dk4 and TVBio+. However, PV also produces programs for other television stations. One of our primary objectives is for PV to become the leading production facility house in Scandinavia. We believe that one of the fastest ways to achieve this objective is by covering sporting events and politics. Therefore, in 2000 PV invested in the newest digital SLOW technology, a special technology mostly used in connection with producing sporting events, and invested more resources in its graphics department. As a result, PV produces sports programs for 5 out of 6 broadcasters in Denmark. In 2000 PV was one of the producers of the Olympic handball competition, a popular sport in Scandinavia, at the Olympic games in Sydney, Australia. Also in 2000, PV increased its production of Parliamentarian sessions. PV expects to expand its efforts in this area.

      In its efforts to expand into new markets, PV entered into a strategic partnership with Team Jelbe (Sweden) and OB Team (Norway). As a result, PV can offer its European clients a fleet of up to 10 vans containing full production/editing facilities for onsite production and broadcasting. As a result of agreements with Jelbe and OB, PV can manage from 2 to 20 productions, both analogue and digital.

      Print and on-line publications

      In August 1999, we acquired All Media Holding A/S, the majority owner of Chili A/S (77.5%). Telia, the Swedish telecom communications conglomerate, owns the remainder. Chili is currently one of the largest youth-oriented media companies in the Scandinavian market. We considered Chili a strategic asset because of our ability to use our Internet and media assets to communicate with and deliver content to a highly desirable demographic group.

      In February 2000 we launched "Chili Club", through our new membership based websites in Sweden and Denmark. By the end of the year, over 200,000 registered members had enrolled, making these sites among the largest youth sites in Scandinavia. These sites combine the Chili content platform with community services such as personalized home pages, creating a strong, entertaining on-line experience. Launching Chili Club has enabled us to expand the Chili community in the targeted demographic group. By using the Internet platform, our online community has given us unique market research as well as one-to-one marketing possibilities.

      In February 2000, we entered into a strategic partnership with Procter & Gamble Scandinavia. The partnership has resulted in two large co-branded marketing campaigns and a new sub site for teenage girls on the Chili online platform sponsored by Always. The sub site, "Girl's Corner" (Tjejhornan/Pigekrogen) has become one of the most popular pages on the site, offering services such as an on-line nurse and a on-line relationship consultant.

      Our print magazines, Chili and Frikvarter (collectively "Chili") have grown approximately 15% within the target group despite a general downturn in the print market (from 550,000 subscribers in 1999 to 650,000 subscribers in 2000). We believe that this is a result of our unique distribution channel in educational institutions (mainly high schools) as well as the fact that our magazines are free of charge. Our magazines on the Danish market have maintained their dominant position as the largest youth magazines within their segment and our Swedish magazine has grown 36% over the year, making it the largest unisex youth magazine on the Swedish market.

      Chili's main revenue stream comes from advertising, both print and online. By creating a strong membership base through Chili Club we have started to explore new revenue streams that will have a significant role in the near future. We have started to offer E-com services to our members and are planning to be able to offer unique mobile services in 2001.

      As a result of our strategic decision to focus on our Internet services businesses, in March 2001 we signed a letter of intent to merge our Chili operations with the Swedish company Dobedo AB to form Scandinavia's leading youth media company. The merger is expected to be completed in the second quarter of 2001.

      Other Products and Services

      We continue to offer our business customers our historical products and services, including our business catalogs, inquiry services and telephony products.

            Business Catalogs

      Since our inception, we have published two kinds of business directories: fax directories and business information directories. We currently publish two fax directories, one for Denmark and one for Sweden, and two business information catalogs, one for Denmark and one for Sweden. As of December 31, 2000, our business information directories contain information on approximately 880,000 Scandinavian companies. The fax directories contain company names, fax numbers and telephone numbers. The business information directories contain basic information on companies such as company name, address, telephone number, industry, number of employees and the names of key employees and directors for each company.

      The demand for our printed directories has declined significantly since the emergence of readily available information on the Internet. We expect revenues from our business directories to be insignificant in 2001. However, the database of company information we have accumulated on companies in Denmark, Norway and Sweden has provided us with a broad customer base. In addition, we have been able to expand distribution of our directory and contact information by using the Internet, in keeping with our new focus on Internet-related services and products.

            Telecommunications Products and Services

      We began providing international telephony services in August 1997 under an agreement with MCIWorldCom covering international telephony service in Denmark. We now operate under an agreement with MCIWorldCom and its Internet subsidiary, UUNET, giving us the ability to provide international telephony and Internet service to customers in Denmark, Norway and Sweden, but at rates that provide less of a competitive advantage than originally offered. Either party may terminate the arrangement upon 90 days' written notice.

      In 1998, we expanded our telephony offerings into the cellular marketplace through an agreement with TeleDanmark Mobile, giving our customers access to both national and international cellular services. The agreement with TeleDanmark Mobile is a three-year agreement that expires in June 2001.

      We charge on a time and destination basis for telephony services. Our revenues are earned based on the difference between the prices we have to pay to MCIWorldCom or TeleDanmark Mobile and the price which, in turn, we charge our customers. Since 1998, telephony services has become an increasingly less significant portion of our business.

            Travel Services

      In July 1999, we acquired Sunny Tours A/S, a travel agency and tour operator in Denmark. Sunny Tours specializes in packaging and selling tours, particularly for winter skiing and summer camping holidays. As of March 31, 2000 we exchanged certain assets and the majority of our travel operations for 15% of the shares in the U.K. based Internet travel company Latebreaks.com. We do not consider the activities of Latebreaks.com as a core business.

      Distribution of Sales

      The following tables set out our net revenues by category and region for each of the years ended December 31, 2000, 1999 and 1998.

Breakdown of revenues by category

                                        1998                     1999                      2000                     2000
                                        ----                     ----                      ----                     ----
                                  DKK       Percentage      DKK       Percentage      DKK       Percentage      US$       Percentage
                                -------     ----------    -------     ----------    -------     ----------    -------     ----------
                                                                 (currency amounts are in thousands)
Internet services                22,686           44%      46,415           37%      81,145           38%      10,117           38%
Broadcasting operations               0            0%      12,944           11%      83,005           38%      10,349           38%
Print and on-line operations          0            0%      13,225           11%      28,349           13%       3,535           13%
Business catalogs                12,498           24%       4,453            4%         820            0%         102            0%
Telecommunication                16,248           32%      16,467           13%      13,034            6%       1,625            6%
Other                                 0            0%      29,058           24%      10,624            5%       1,325            5%
                                -------      -------      -------      -------      -------      -------      -------      -------
                                 51,432          100%     122,562          100%     216,977          100%      27,053          100%

Breakdown of revenues by geographic market

                                        1998                     1999                      2000                     2000
                                        ----                     ----                      ----                     ----
                                  DKK       Percentage      DKK       Percentage      DKK       Percentage      US$       Percentage
                                -------     ----------    -------     ----------    -------     ----------    -------     ----------
                                                                 (currency amounts are in thousands)
Denmark                          28,782           56%      82,435           67%     154,281           72%      19,235           71%
Norway                            7,050           14%      10,823            9%      16,104            7%       2,008            7%
Sweden                           15,600           30%      27,685           23%      44,456           20%       5,543           20%
United Kingdom                        0            0%       1,593            1%       1,521            1%         190            1%
France                                0            0%          26            0%         577            0%          72            0%
Germany                               0            0%           0            0%          38            0%           5            0%
                                -------      -------      -------      -------      -------      -------      -------      -------
                                 51,432          100%     122,562          100%     216,977          100%      27,053          100%

Seasonality

      In Scandinavia it is common practice that businesses more or less closes down in July due to summer holidays. Similar practice is common in France and Germany in August. Therefore the level of our consolidated activities are usually lower in the third quarter than in the remainder of the year.

Intellectual Property

      We have applied for registration of the trademarks "Digiweb" and "Euro909" at OHIM, the European Trademark Office. Digiweb is registered and Euro 909 is still pending.

Competition

      We believe that our long experience from telesales, knowledge about the market and unique service offerings, including law services, enable us to compete favorably in providing domain management in the future. However, many of our competitors have more aggressive pricing policies that can influence especially our small and medium accounts.

Government Regulation

      Please see Item 3 under Risk Factors concerning new government and regulation policies.

C. Organizational structure of the Company

      The following is a list of our major operating subsidiaries, their jurisdiction of incorporation and our ownership interest.

                                           Country of            Interest
      Subsidiary                           Incorporation         Ownership
      ----------                           -------------         ---------

      Euro909.dk A/S                          Denmark             100.0%
      Grona Verket AB                         Sweden              100.0%
      Primaer Data AS                         Norway              100.0%
      Virus112.com A/S                        Denmark             100.0%
      Chili A/S                               Denmark              77.5%
      CIAC A/S (DK4)                          Denmark             100.0%
      Pay-Per-View A/S (TV Bio+)              Denmark             100.0%

Property, Plant and Equipment

      Our executive offices are located in Copenhagen, where we lease 299 square meters of floor space. For our broadcasting and print and on-line media operations, also located in Copenhagen, we lease 3,543 square meters. Additionally we own a location outside Copenhagen, comprising 1,554 square meters, housing our Danish activities, including our new Internet data center. Additionally, we also lease office space in Norway (1,010 square meters) and Sweden (2,698 square meters). In London, England, we occupy office space of approximately 80 square meters and in Nice, France we occupy office space of approximately 156 square meters. In Flensburg, Germany, we occupy office space of approximately 764 square meters. Leased space throughout the six countries approximates 10,104 square meters, and the total annual lease costs are approximately DKK 8,300,000. The operating leases are non-cancelable by the lessor through various times between one and four years. We believe that our current facilities will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

      We are a diversified communications company. Our principal product and services offerings include Internet related services, print and online media and television production and broadcasting. Our other products and services include telephony, information reports on Scandinavian businesses and fax directories. Our principal market is Denmark but we also operate throughout Scandinavia and in selected Western European countries. Our primary objective is to become the premier Internet services provider in Scandinavia and in selected West European countries. We believe that our products and services, together with our reputation as a customer-service oriented company, provide us with competitive advantages. However, we cannot assure you that we will successfully implement our business strategy.

Results of Operations

      Our activities are divided into principal areas: (i) Internet services,
(ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, consulting services, e-commerce services, Internet access and e-mail services and our historical telecommunications products and services. The print/on-line media segment includes three Chili print publications and their related web sites. The broadcasting media segment includes the operations of our television stations dk4 and TV Bio+ and the production facility, PrimeVision. The travel business activities were sold in March 2000.

      Consolidated Results

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

      Net revenues for 2000 were DKK 216.977 million, an increase of DKK 94.415 million, or 77%, over net revenues of DKK 122.562 million for 1999. Net revenues for 2000 reflect the application of the recently released accounting guidance of SAB No. 101, which was implemented in Q4 2000, with effect from January 1, 2000, under which revenues from domain name registration services are recognized over 12 to 24 months rather than in the month the name is registered. This reduced our net revenues for 2000 by DKK 20.683 million. Excluding the effect of the change in accounting principles, net revenues increased by 94% compared to 1999. Net revenues for 2000 were partly offset by the sale of the travel operations as of March 31, 2000 and by a continued decline in telephony and other telecommunications-related services.

      Our net revenues were derived from our various operating units in the following approximate amounts:

                                              1999       2000
                                            -------     -------
                                           (in thousands of DKK)

                Internet services            66,946      94,999
                Print and on-line media      13,014      28,349
                Broadcast media              13,544      83,005
                Other                        29,058      10,624
                                            -------     -------
                       Total                122,562     216,977
                                            =======     =======

      Net revenues from Internet services increased by DKK 28.053 million or 43%. This increase was mainly due to increased sales of Internet products and services in the Swedish and Norwegian markets, together with net revenues resulting from the newly-acquired Internet services. The increase was partly offset by changes in accounting principles in order to confirm with the new SEC revenue recognition rules (SAB 101). Had net revenues for 2000 been computed as they were for 1999, Internet services revenues would have increased DKK 48.736 million, or 73%. The increase in net revenues from our media units is primarily due to the fact that 2000 was the first full year of operations for those businesses.

      Total operating expenses for 2000 were DKK 344.233 million, an increase of DKK 177.715 million, or 107%, over total operating expenses of DKK 166.518 million for 1999. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation and amortization. In general, the increases in operating expenses are attributable to the expansion of our operations, including acquisitions of new businesses. For example, in connection with our Internet services business, total operating expenses for 2000 increased by DKK 73.720 million, or 69% over 1999 total operating expenses. Approximately, 38% of this increase was attributable to operating expenses in newly acquired Internet services business. The table below reflects the allocation of the various components of total operating costs to our different areas of operations.

                                                                        Sales/                General/               Depreciation/
                                            Cost of Sales             Marketing            Administration            Amortization
                                         -------------------     -------------------     -------------------     -------------------
                                          1999         2000       1999        2000        1999        2000        1999        2000
                                         -------     -------     -------     -------     -------     -------     -------     -------
                                                                           (in thousands of DKK)
Internet services                         37,835      56,423      33,405      53,584      30,597      43,677       4,428      26,301
Print and on-line media                   10,742      24,171       1,570       3,167       1,390       8,055       1,208      17,970
Broadcasting media                         9,867      61,866         248       1,319       2,154      12,962       4,091      18,009
Other                                     23,975      11,547       2,945       2,196         959       2,469       1,104         517
                                         -------     -------     -------     -------     -------     -------     -------     -------
         Total                            82,419     154,007      38,168      60,266      35,100      67,163      10,831      62,797
                                         =======     =======     =======     =======     =======     =======     =======     =======

      Cost of sales for 2000 was DKK 154.007 million, an increase of DKK 71.588 million or 87%, from cost of sales of DKK 82.419 million for 1999. Selling and marketing expenses for 2000 were DKK 60.266 million, an increase of DKK 22.098 million, or 58%, from selling and marketing expenses of DKK 38.168 million in 1999. General and administrative expenses for 2000 were DKK 67.163 million, an increase of DKK 32.063 million, or 91%, over general and administrative expenses of DKK 35.100 million in 1999.

      As a percentage of net revenues, sale and marketing expenses decreased, from 31% in 1999 to 28% in 2000, notwithstanding that our net revenues in 2000 were lower than they would have been if the accounting principles had not been changed as a result of SAB 101. This decrease reflects the increasing volume of our business. Selling and marketing expenditures as a percentage of net revenues is lower for our media operations than it is for our Internet operations. This reflects the more established nature of the media operations. As a result of the application of SAB 101, net revenues from Internet services did not grow as much. Therefore, as a percentage of net revenues, selling and marketing expenditures for the Internet services rose from 50% in 1999 to 56% in 2000.

      The increase in general and administrative costs is principally the result of an increase in the number of finance and administration employees, which, in turn, was a result of acquisitions made during the year. General and administrative expenses as a percentage of net revenues rose from 29% in 1999 to 31% in 2000.

      Depreciation and amortization charges in 2000 increased by approximately 480% over 1999 levels. This is principally the result of the goodwill associated with the businesses acquired in 1999 and 2000.

      Our operating loss for 2000 was DKK 127.256 million compared to DKK 43.956 million for 1999. The operating loss for our Internet services business for 2000 was DKK 84.986 million compared to DKK 39.319 million operating loss in 1999. The operating loss for our print and online media business for 2000 was DKK
25.014 million compared to DKK 1.896 million for the earlier year. The operating loss for our broadcast media business for 2000 was DKK 11.151 million compared to DKK 2.816 million for the year earlier.

      Our overall gross margin in 2000 was 29% compared to 33% in 1999. This decrease is mainly due to three factors. First, gross margins in our travel business, which we sold in March 2000, fell from 18% in 1999 to -9% in 2000. Second, gross margins in our media operations are much lower than the gross margins in our Internet operations. Since our media properties were acquired in the third and fourth quarters of 1999, 2000 was the first full year for our media operations. Third, as a result of the application of SAB 101 for the first time in 2000, the gross margin in Internet services fell from 43% in 1999 to 41%.

      Income taxes of DKK 2.312 million in 2000 includes current taxes of DKK
1.691 million and taxes for previous years of DKK 621,000.

      The minority interest of DKK 1.887 million in 2000 comprises a gain in the Internet services of DKK 581,000, a gain in the print and on-line media operations of DKK 2.245 million and a loss in the broadcast media operations of DKK 939,000.

      Our net loss for 2000 was DKK 146.704 million compared to a net loss of DKK 43.246 million for 1999.

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

      Net revenues for 1999 were DKK 122.562 million, an increase of DKK 71.130 million, or 138%, over net revenues of DKK 51.432 million for 1998. The increase in net revenues was primarily due to an increase in Internet services of DKK
15.514 million and net revenues from newly-acquired businesses of DKK 55.616 million. These increases were offset slightly by a continued decline in telephony and other telecommunications-related services. Our net revenues were derived from our various operating units in the following approximate amounts:

                                               1998               1999
                                              -------            -------
                                                 (in thousands of DKK)

            Internet services                  51,432             66,946
            Print and on-line media                 0             13,014
            Broadcast media                         0             13,544
            Other                                   0             29,058
                                              -------            -------
               Total                           51,432            122,562
                                              =======            =======

      Total operating expenses for 1999 were DKK 166.518 million, an increase of DKK 88.988 million or 115%, over total operating expenses in 1998 of DKK 77.530 million. The table below reflects the allocation of the various components of total operating expenses to our different segments.

                                                                        Sales/                 General/              Depreciation/
                                             Cost of Sales            Marketing             Administration           Amortization
                                          ------------------      ------------------      ------------------      ------------------
                                           1998        1999        1998        1999        1998        1999        1998        1999
                                          ------      ------      ------      ------      ------      ------      ------      ------
                                                                             (in thousands of DKK)
Internet services                         31,556      37,835      31,589      33,405      11,026      30,597       3,359       4,428
Print and on-line media                        0      10,742           0       1,570           0       1,390           0       1,208
Broadcast media                                0       9,867           0         248           0       2,154           0       4,091
Other                                          0      23,975           0       2,945           0         959           0       1,104
                                          ------      ------      ------      ------      ------      ------      ------      ------
                                          31,556      82,419      31,589      38,168      11,026      35,100       3,359      10,831

      Cost of sales for 1999 was DKK 82.419 million, an increase of DKK 50.863 million, or 161%, from cost of sales of DKK 31.556 million for 1998. Selling and marketing expenses were up 21%, from DKK 31.589 million in 1998 to DKK 38.168 million in 1999. The increase in general and administrative expenses was 218%, from DKK 11.026 million in 1998 to DKK 35.100 million in 1999.

      As a percentage of net revenues, selling and marketing expenses decreased from approximately 61% in 1998 to approximately 31% in 1999. This decrease is principally the result of the acquisitions of new businesses. The percentage of selling and marketing expenses for the Internet business fell from approximately 61% of net revenues in 1998 to approximately 50% of net revenues in 1999, principally as a result of an increase in net revenue without a corresponding increase in expenses. As a percentage of net revenues, selling and marketing expenses for the media, broadcasting and travel businesses are lower than they are for the Internet businesses. This reflects the more established nature of the acquired businesses.

      The increase in general and administrative expenses was principally the result of an increase in the number of finance and administration employees, the implementation of new accounting and control systems, compliance with the filing and other requirements of the SEC and Nasdaq, and the costs of dealing with Year 2000 computer issues.

      Depreciation and amortization increased by approximately 222% from 1998 to 1999. This was principally the result of goodwill amortized following the completion of acquisitions of the various media, broadcasting and travel businesses in 1999.

      Our overall gross margin fell from approximately 39% in 1998 to approximately 33% in 1999. The reason for this decline was the different mix of business within the group. The gross margin for our Internet business rose slightly from approximately 39% to approximately 43%. The businesses acquired during 1999 had lower gross margins (media: approximately 17%; broadcasting: approximately 27%; and travel: approximately 17%).

      Income tax benefit of DKK 2.178 million in 1999 includes a tax refund of DKK 2.582 million. The minority interest of DKK 221,000 in 1999 includes a gain in the media division of DKK 216,000 (which represents 22.5% of Chili) and a loss in the broadcast operations of DKK 437,000 (which represents 25% of dk 4).

      Our net loss for 1999 was DKK 43.246 million compared to a net loss of DKK
24.046 million in 1998.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. Our capital expenditures for the year ended December 31, 2000 were DKK 59.651 million. These expenditures relate to the installation of equipment to increase capacity including our new Internet data center.

      At December 31, 2000 cash balances stood at DKK 49.082 million compared to DKK 52.063 million as at December 31, 1999.

      In 2000, we used the net proceeds from warrant exercises and cash generated from operations to fund our operations. For the year ended December 31, 2000 operating cash flow was negative DKK 61.021 million compared to negative cash flow of DKK 43.622 million for the prior year. This increase in negative cash flow reflects an increase in accounts receivables due to higher sales, purchase of broadcasting rights and an increase in accounts payable. The amount used to fund operations was partly offset by higher deferred net revenues due to change in accounting principles.

      Cash provided by financing activities was DKK 118.178 million for 2000 compared to DKK 104.531 million for 1999. Cash provided by financing activities in 2000 was derived primarily from the exercise of warrants during the year and from a $4.0 million investment from Credit Suisse First Boston (CSFB). In February 2000, we called for redemption of our outstanding warrants that were traded on Nasdaq. As a result, warrantholders exercised warrants to purchase 3,093,024 ordinary shares for total cash consideration of DKK 91.941 million and we paid DKK 538,148 to redeem unexercised warrants. In December 2000 we sold 1,408,891 ordinary shares and warrants to purchase an additional 563,557 ordinary shares at $3.69 per share to CSFB for an aggregate consideration of $4.0 million. The shares were issued in April 2001.

      At December 31, 2000, we had debt of DKK 4.619 million under our outstanding lines of credit and had an aggregate of DKK 5.122 million available under these lines. Interest is payable on the lines at floating rates based on the interbank rate, plus a premium. In Denmark, lines of credit, such as those used by us, can be cancelled upon three months' notice. Any termination would result in the principal and interest becoming due and payable immediately. Each of the lines of credit has been used for working capital purposes.

      At December 31, 2000, we had negative working capital of DKK 13.941 million primarily reflecting the investment by CSFB. Since the shares relating to the CSFB investment were not issued until April 2001, the investment is classified as a short-term liability at December 31, 2000.

      We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

Inflation

      We do not believe that inflation had a material impact on our results of operations.

Impact of Recently Issued Accounting Standards

      On June 15, 1998, FAS 133, "Accounting for Derivative Instruments and for Hedging Activities", was issued. In June 2000, FAS 138, an amendment to FAS 133 was issued. These standards provide comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Generally, FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities. FAS 133 is effective for our fiscal year beginning January 1, 2001. At December 31, 2000, we did not have any derivative instruments outstanding, therefore no material impact is anticipated on the initial adoption of FAS 133 and FAS 138.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

      The following table sets forth, as of May 10, 2001 (the date of our most recent shareholder meeting) the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                                    Date Became A
         Name and Position              Age            Principal Occupation and Address            Director/Officer
------------------------------------  -------  -------------------------------------------------  -------------------
Aldo M.N. Petersen(1)                           Chief Executive Officer
  Managing director, chief                      Euro909.Com A/S
  executive officer and director..      39      Toldbodgade 63
                                                1253 Copenhagen
                                                Denmark                                              January 1988

Bertel E. Jensen                                Chief Financial Officer
  Chief financial officer.........      50      Euro909.Com A/S
                                                Toldbodgade 63
                                                1253 Copenhagen
                                                Denmark                                               April 1995

Karoly Laszlo Nemeth(1)(2)                      Chairman of the Board of
  Chairman of the board...........      58      Nemeth & Sigetty A/S
                                                Frederiksgade 21,4.
                                                1265 Copenhagen
                                                Denmark                                              January 1988

Klas Carlin                                     Managing Director
  Director, head of Internet                    Grona Verket AB
  operations and managing director              Angelholmsgatan 1C
  of Grona Verket AB..............              200 42 Malmoe
                                        40      Sweden                                                 May 1999

John J. Stuart, Jr.(1)(2)                       Chief Financial Officer
  Director........................      61      Irvine Sensors Corporation
                                                3001 Redhill Avenue
                                                Costa Mesa, CA 92626-4532
                                                USA                                                    May 1999

Noam Perski                                     Chief Executive Officer
  Director........................      24      Context Development Group
                                                Barnhusgatan 20, 1tr
                                                111 3 Stockholm
                                                Sweden                                                 May 2000

------------------------
(1)   Member, audit committee of the Board of Directors.
(2)   Member, compensation committee of the Board of Directors.

ALDO M.N. PETERSEN, Managing Director, Chief Executive Officer and Director

      Mr. Petersen has been our Managing Director and a member of our board of directors since January 1988. He also serves as chairman of the board of each of our wholly-owned subsidiaries, and is a principal investor of F.C. Copenhagen, the Copenhagen professional soccer team.

BERTEL E. JENSEN, Chief Financial Officer

      Mr. Jensen has served as our chief financial officer since June 2000, a position he previously held from June 1998 to September 1999. He also currently serves as our executive vice president, and director of business development and investor relations, all positions he has held since April 1995. Mr. Jensen also serves on the board of directors for several other privately held Danish companies. Mr. Jensen graduated from the Copenhagen Business School in 1973 with a business management degree

KAROLY LASZLO NEMETH, Chairman of the Board

      Mr. Nemeth was elected to our board of directors in January 1988 and also serves on the board of our subsidiary, euro909.dk A/S. He is a partner in and chairman of the board of Nemeth & Sigetty A/S, a law firm that performs legal services for us. In addition, he serves on the board of Danske Traelast, a company listed on the Copenhagen Stock Exchange and on the boards of other privately held Scandinavian companies.

KLAS CARLIN, Director, Head of Internet Operations and Managing Director of Grona Verket AB

      Mr. Carlin joined the board of directors on May 27, 1999 while also serving as the managing director of our subsidiary Telefax Scandinavia Sverige AB and Grona Verket AB. Mr. Carlin served as managing director of Malmo, Sweden-based Telefax Scandinavia from October 1988 to September 1995 and returned in September 1996 to continue in that same capacity. Prior to returning to Telefax Scandinavia, Carlin worked for Telitel AB (a Swedish telecom company) from October 1995 to August 1996. Mr. Carlin provides consultant services to several large Scandinavian Internet companies and also serves on the board of directors for several other companies, including Satsafe AB, Castcom AB and Gastrodev AB. Mr. Carlin graduated from the University of Lund with a Masters in Business Administration (MBA).

JOHN J. STUART, JR., Director

      Mr. Stuart was elected to our board of directors in May 1998. Since January 1983 Mr. Stuart has been employed by Irvine Sensors Corporation ("ISC"), Costa Mesa, California USA, a developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry. He currently serves as ISC's Senior Vice President and Chief Financial Officer, positions he has held since November 1998 and July 1985, respectively. Between July 1985 and February 1995, he also held the position of ISC's treasurer and was reappointed to this position in November 1998. Mr. Stuart is also a member of the board of directors and is vice president of finance and chief financial officer of Novalog, Inc. (since October 1995) and Microsensors, Inc. (since October 1997), both of which are privately-held subsidiaries of ISC. He also acted as chief financial officer of Silicon Film Technologies, Inc., a private-held subsidiary of ISC, from August 1998 until May 1999.

NOAM PERSKI, Director

      Mr. Perski was elected to our board of directors on May 31, 2000. Mr. Perski founded Context Development Group (CDG), one of Sweden's largest e-business consulting firms, where he serves as chief executive officer.

      There are no family relationships among any of our directors and executive officers or those of our subsidiaries.

B. Compensation

      Executive Compensation

      Cash compensation paid by us and our subsidiaries for the year ended December 31, 2000 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 2.9 million (approximately $360,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which executive officers contribute a maximum of 5% of their annual salary, and we double the amount paid by the executive. The total contribution totaled approximately DKK 180,000 (approximately $22,500).

      Options

      Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2000 and are set forth in the following table:

                                        Securities Underlying           Exercise Price
               Name                           Options(1)                 Per Share ($)           Expiration Date
-----------------------------------    -------------------------     ----------------------    --------------------
Aldo M. N. Petersen                            100,000                      1.5312              December 22, 2005
Bertel E. Jensen                               100,000                      1.5312              December 22, 2005
Jesper Helbrandt                               100,000                      1.5312              December 22, 2005

----------------------
(1)   These securities are ordinary shares.

      Director Compensation

      Directors are reimbursed for expenses they incur in connection with attending meetings of the board of directors and committees thereof. In addition, we periodically grant options to our directors, although the amount and timing of those grants are determined by the board in its sole discretion.

C. Board practices

      The board of directors may consist of between three and seven members. As of May 10, 2001, the board consisted of five members. Prior to May 10, 2001 our board had seven members. However, two of the members, David Castrucci and Bhusan Fotedar were not reelected. Under certain provisions of the Companies Act, our employees have the right to elect four board members. However, our employees have not exercised this right.

      Each director is elected by a vote at the annual meeting of the shareholders and serves for a term of one year. The current directors were elected at the meeting held on May 10, 2001. Each executive officer will serve until his or her successor is duly appointed or elected by the board of directors or his or her earlier removal or resignation from office.

      There is no restriction on the re-election of directors. The quorum for a meeting of the board of directors is a simple majority. All members of the board of directors have equal voting rights and all resolutions are passed by a simple majority.

      Our executive officers serve at the discretion of the board of directors. Other than Mr. Stuart, all of our current directors and the executive officers are Danish or Swedish citizens. Mr. Stuart is a U.S. citizen.

      There are no agreements with directors that provide for the payment of benefits upon termination of their directorship.

      The board of directors has an audit committee and a compensation committee. The members of the audit committee are Messrs. Petersen, Nemeth and Stuart. The audit committee reviews our financial statements and accounting practices, makes recommendations to the Board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The members of the compensation committee are Messrs. Nemeth and Stuart. The committee makes recommendations to the board regarding remuneration of directors and executive officers.

      Indemnification

      Except to the extent indicated below, neither our Articles of Association nor any contract or other arrangement to which we are a party contains any provision under which any of our directors, member of management or officer is insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as a director or an officer.

      Under the Danish Act on Limited Companies, our directors and officers, who are registered as managers with the Danish Commerce and Companies Agency, are liable for losses caused deliberately or by negligence in connection with the performance of their duties to us and to third parties. Officers not so registered are indemnified by us under applicable Danish law in respect of actions taken by them in their official capacity.

      Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons as set forth above, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

D. Employees

      As of December 31, 2000, we had 372 employees, an increase of 143 employees over the prior year. This increase is attributable to the expansion of our business. The table below gives a breakdown of our employees by country and area of employment:

                                     Denmark      Sweden      Norway     England      France     Germany      Total
                                     -------      ------      ------     -------      ------     -------      -----
Sales and marketing                       50          24          20           3          14          14         125
Customer service and support              12           8           4           0           0           1          25
Technical                                104          25           7           0           0           6         142
Finance and administration                34           8           3           2           3           4          54
Other                                     10          15           1           0           0           0          26
                                         ---          --          --           -          --          --         ---
     Totals                              210          80          35           5          17          25         372
                                         ===          ==          ==           =          ==          ==         ===

      Some of our employees are members of various labor unions; however, we are not required to, and we do not have agreements with any union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We have been advised that the regulations governing employment in Sweden and Norway make it extremely difficult to terminate employees.

      Competition in the recruiting of highly-qualified personnel in the Internet-related services and telecommunications industries is intense. We believe that our future success will depend, in part, on our continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, we have not experienced any difficulty in attracting and retaining qualified personnel, but we can provide no assurance that we will be able to continue to attract and retain qualified personnel in the future.

      We believe that our relations with our union and non-union employees are good.

E. Share Ownership

      The following table sets forth the ownership of our ordinary shares and/or ADSs as of May 31, 2001.

                Name                 Number of Shares (1)         Percent (2)
---------------------------------    --------------------       ---------------
Aldo M.N. Petersen                        2,363,250                  10.8%
Karoly Laszlo Nemeth                          *                        *
Klas Carlin                                   *                        *
John J. Stuart, Jr.                           *                        *
Noam Perski                                   *                        *
Bertel E. Jensen                              *                        *
All officers and directors
    As a group (6 persons) (3)            3,617,518                  15.8%

-----------------------
*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of May 31, 2001, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 21,310,010 common shares outstanding as of May 31, 2001. Of this amount, 18,728,913 ordinary shares have been deposited and ADSs issued under the Deposit Agreement with The Bank of New York.

(3) Includes 1,630,000 ordinary shares underlying exercisable options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      The following table sets forth information, as of May 31, 2001 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

                                                          Shares Beneficially
                                                                 Owned
                                                         ----------------------
                     Name of Beneficial Owner(1)         Number(1)   Percent(2)
                     ---------------------------         ---------   ----------

Aldo M.N. Petersen (3)................................   2,363,500      10.8%

-----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of May 31, 2001 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.
(2) Based on 21,310,010 ordinary shares outstanding as of May 31, 2001. Of this amount, 18,728,913 ordinary shares have been deposited and ADSs issued under the Deposit Agreement with The Bank of New York.
(3) Includes an aggregate of 1,863,250 ordinary shares owned by TP Invest ApS, APE Invest ApS and PSE 2123 A/S, which shares are attributable to Mr. Petersen.

      Except as set forth in the table above, to our knowledge, in the last three years, there has not been any significant change in ownership by major shareholders. Our major shareholders do not have different voting rights. The portion of our ordinary shares held in the United States is 87.88% and the number of record holders is 41.

      We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may at a subsequent date result in a change of control.

B. Related Party Transactions

      In January 2000, Bertel E. Jensen, our chief financial officer, exercised warrants covering 100,000 ordinary shares at a price of $3.00 per share.

      In December 2000, Aldo Petersen, our president and chief executive officer and a director, purchased 522,000 newly issued ordinary shares at the then current market price of $1.78125 per share. The total amount of the investment was U.S. $929,813.

      In July 2000, we acquired 125,000 newly issued shares in TaskForce Inc. in a private placement. The chief executive officer of TaskForce Inc. is David Castrucci who also served as a director until May 2001. The investment of U.S. $75,000 is recorded in our financial statement as "Other Investments".

      In February 1998, PSE 2123 A/S, a company of which Aldo Petersen is the sole owner, loaned All Media Holding A/S DKK 5.0 million. At the time, this was an arm's length transaction since All Media Holding was not acquired by us until July 1999. In October 1998, DKK 1.0 million of this subordinated loan was assumed by a principal shareholder of All Media Holding. In December 2000, the remaining balance of DKK 4.0 million was repaid.

      It is our policy that the terms of transactions entered into with affiliated parties are no less favorable than we could have obtained from unaffiliated third parties. Transactions and loans between our company and our officers, directors and 5% or greater shareholders or their affiliates, if any, are subject to approval by a majority of the disinterested, independent directors, who will have access, at the Company's expense, to the Company's or independent legal counsel, and will be on terms no less favorable than could be obtained from unaffiliated parties.

ITEM 8. FINANCIAL INFORMATION

      See Item 18. "Financial Statements" and pages F-1 through F-25 of this report.

Legal Proceedings

      We purchased property outside Copenhagen in May 2000. Subsequently, we entered into an agreement with a turnkey contractor to renovate the entire building. Because of delay and material defects and deficiencies, we filed a lawsuit against the turnkey contractor in early 2001. The amount claimed totaled approximately DKK 2.0 million (approximately $250,000).

      Other than as described above, neither we nor our property is a party in any other pending legal proceeding than the above mentioned.

Dividend Payment Policy

      We have not paid out any dividend to our shareholders in the last three financial years.

Significant Changes Since Year End

      In March 2001 we signed a letter of intent to merge our Chili operations with the Swedish company Dobedo AB to form Scandinavia's leading youth media company.

      In May 2001 we signed a letter of intent to sell a 70% in TV Bio+ to Fox Europe Kids.

      On June 20, 2001, we entered into an agreement with VeriSign, Inc. to sell our domain name registration services business. The purchase price for this business is approximately $24.5 million. The closing of this transaction is subject to a number of customary closing conditions and we anticipate that the transaction will close in July 2001. In addition, VeriSign purchased, for an aggregate of approximately $10.5 million, approximately 4.9 million ordinary shares at a purchase price of $2.13 per share, the closing price of our ADSs on the Nasdaq National Market on June 19, 2001. We also entered into an expanded affiliate relationship with VeriSign. We now host VeriSign's authentication, digital certificates, PKI and payment services in seven European countries.

Item 9. The Offer and Listing

A. Title

      Our ordinary shares do not trade on any exchange or in the over-the-counter market in the United States or in any other country. We have deposited 16,579,672 ordinary shares with the Bank of New York under a Deposit Agreement and are represented by ADSs. The ADSs are traded on the Nasdaq National Market under the symbol "ENON". Each ADS represents one ordinary share.

      The following table sets forth, for the periods indicated, the range of high and low bid quotations per ADS as reported on the Nasdaq National Market. The prices shown below represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                                       High       Low
                                                       ----       ---

        Year Ended December 31, 1997:                $7.5630    $4.1250

        Year Ended December 31, 1998:                $5.7500    $1.0000

        Year Ending December 31, 1999:
            First Quarter                            $3.8125    $2.0625
            Second Quarter                           $4.1250    $2.2500
            Third Quarter                            $4.5000    $2.5000
            Fourth Quarter                          $28.0000    $3.7500

        Year Ending December 31, 2000:
            First Quarter                           $33.7500   $13.2500
            Second Quarter                          $20.8750    $5.8125
            Third Quarter                            $8.1875    $4.1250
            Fourth Quarter                           $4.5000    $1.3750

        Month Ending:
            May 31, 2001                              $2.100    $1.5000
            April 30, 2001                            $2.750    $1.0625
            March 31, 2001                           $5.2500    $2.4375
            February 28, 2001                        $4.6250    $1.6875
            January 31, 2001                         $2.7500    $1.3750
            December 31, 2000                        $4.3750    $1.7500

B. Plan of Distribution

      Not applicable

C. Markets

      Our ordinary shares are not traded on any stock exchange or market. Our ADSs are traded on the Nasdaq National Market under the symbol "ENON".

D. Selling Shareholders

      Not applicable

E. Dilution

      Not applicable

F. Expenses of the Issue

      Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

      Not applicable

B. Memorandum and articles of association

      See Exhibit 1.1

C. Material contracts

      None.

D. Exchange controls and other limitations affecting security holders

      There are no governmental laws, decrees or regulations of the Kingdom of Denmark that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to nonresident holders of common shares or ADSs. There are no limitations imposed by the laws of the Kingdom of Denmark or our Articles of Association on the right of nonresident or foreign holders to hold or vote ordinary shares.

E. Taxation

      The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this Report, and is subject to changes in United States and Danish law, including changes that could have retroactive effect. It is also based on the current United States-Denmark Double Taxation Convention, which is subject to change. A new treaty has been concluded between the United States and Denmark. The treaty applies to, as an example, withholding taxes on dividends distributed on or after May 1, 2000. For other taxes it is in effect from January 1, 2001. This discussion is based on current laws unless otherwise stated and interpretations thereof, and there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

      The following summary does not consider or discuss the tax laws of any country other than the United States or Denmark. This summary does not describe United States federal estate and gift tax considerations, nor state, local or provincial tax considerations. Furthermore, this summary does not address United States federal income tax or Danish tax considerations relevant to United States holders of our ordinary shares or ADSs subject to taxing jurisdictions other than or in addition to the United States, and does not address all possible categories of United States holders, some of whom (such as financial institutions, trusts, estates, insurance companies, dealers in securities, certain retirement plans and tax exempt organizations) may be subject to special rules.

      This summary contains a description of the material United States federal income tax and Danish tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a beneficial owner that (i) is an individual citizen or resident in the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source, (ii) is not also a resident or corporation of Denmark and is not domiciled in Denmark,
(iii) does not hold ordinary shares or ADSs in connection with any permanent establishment or fixed base in Denmark, (iv) does not own, and has not owned (directly, indirectly or by attribution) at any time, 10% or more of our total combined voting power or equity, and (v) holds ordinary shares or ADSs as capital assets. The term "United States holder," as used in this summary, means a beneficial owner of ordinary shares or ADSs meeting these requirements. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS. UNITED STATES HOLDERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs.

      United States Tax Consequences of Ownership of Ordinary Shares or ADSs

      Dividends. For United States federal income tax purposes, the gross amount of all dividends (that is, the amount before reduction for Danish withholding tax) paid with respect to ordinary shares or ADSs out of our current or accumulated earnings and profits ("E&P") to a United States holder will be subject to United States federal income taxation as foreign source dividend income. United States corporations that hold ordinary shares or ADSs will not be entitled to the dividends received deduction available for dividends received from United States corporations. To the extent that a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the Untied States holder's basis, and then, as gain from the sale of a capital asset.

      For United States federal income tax purposes, the amount of any dividend paid in Danish kroner will be the United States dollar value of the kroner at the exchange rate in effect on the date of receipt, whether or not the kroner is converted into United States dollars at that time.

      The withholding tax imposed by Denmark generally is a creditable foreign tax for United States federal income tax purposes. Therefore, a United States holder generally will be entitled to include the amount withheld as foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the United States holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code")). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. United States holders who hold ordinary shares or ADSS should consult their tax advisors regarding the availability of the foreign tax credit.

      A United States holder also may be subject to backup withholding at the rate of 31% with respect to dividends paid on or proceeds from the sale or other disposition of ordinary shares or ADSs unless the United States holder (i) is a corporation or comes within certain other exempt categories or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

      Sale or other disposition of Ordinary Shares or ADSs. Gain or loss recognized by a United States holder on the sale or other disposition of ordinary shares or ADSs will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such United States holder's basis in the ordinary shares or ADSs and the amount realized upon such disposition. The capital gain or loss will be long term or short term depending on whether the holder has held the ordinary shares or ADSs for (i) more than 12 months (which is subject to a maximum United States federal income tax rate of 39.6% for certain non-corporate taxpayers). Capital losses are generally deductible only against capital gains and not against ordinary income.

      Capital gain recognized by a United States holder on the sale or other disposition of ordinary shares or ADSs will be United States source gain. Treasury Regulations have been finalized under which losses from the sale of ordinary shares or ADSs would generally be sourced in the same manner as gains from the sale of such ordinary shares or ADSs. However, the final regulations include a dividend recapture rule and other exceptions that may apply. United States holders of ordinary shares or ADSs should consult their tax advisors regarding the proper treatment of such losses.

      Danish Tax Consequences of Ownership of Ordinary Shares or ADSs.

      Dividends. For Danish income tax purposes, the gross amount of all distributions made by us to our shareholders is taxed as a dividend. However, a distribution of liquidation proceeds made by us to our shareholders during the calendar year in which we are finally liquidated and dissolved is taxed as capital gain. In addition, the gross amount paid by us to redeem ordinary shares or ADSs are generally taxed as a dividend. However, a shareholder may apply to Danish tax authorities for a ruling allowing for capital gains treatment. If the ruling is obtained before the distribution is decided the ruling includes an exemption from the dividend tax. If the exemption request is granted, the consideration will be taxed as capital gain. The granting of bonus shares to shareholders, and the right of shareholders to subscribe for ordinary shares or ADSs at a price that is less than the current trading value of such ordinary shares or ADSs, are not considered taxable distributions to shareholders.

      In general, a Danish withholding tax of 28% is levied on all dividends. However, a United States holder may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under tax treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. Note that under the new treaty the rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital. Further, corporate shareholders holding at least 25% of the share capital for a consecutive period of a least one year may be exempt from Danish tax on dividends. We do not presently contemplate the payment of any dividends on our ordinary shares or ADSs. However, should we decide to make payment of dividend, we will apply to the Danish tax authorities for a blanket exemption allowing us to withhold only 15% of all gross dividends paid to a United States holder. While we believe that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

      Sale or other disposition of Ordinary Shares or ADSs. Capital gains realized by United States holders upon the sale or other disposition of ordinary shares or ADSs should be exempt from Danish taxation.

      Tax Consequences of Ownership of Warrants

      Generally, no gain or loss will be recognized for United States federal income tax purposes upon exercise of a warrant. A holder's initial tax basis in a warrant will be equal to the value of the warrant at the time the holder receives such warrant. The tax basis of the common shares (or ADSs) acquired upon exercise of a warrant will be equal to the sum of (i) the holder's tax basis in such warrant and (ii) the exercise price. The holding period of the common shares (or ADSs) acquired upon exercise of a warrant will begin on the date of the exercise of the warrant.

      In general, for United States federal income tax purposes, the sale, exchange or other taxable disposition of a warrant will result in gain or loss to the holder in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's tax basis in the warrant. This gain or loss generally will be long-term capital gain or loss if the warrant is held by the holder for more than one year at the time of the disposition and the common shares (or ADSs) issuable upon exercise of such warrant would have been a capital asset if acquired by the holder.

      For United States federal income tax purposes, the expiration of a warrant should result in a long-term capital loss to the holder equal to the holder's tax basis in the warrant if (i) the warrant is held by the holder for more than one year at the time of the exploration and (ii) the common shares (or ADSs) issuable upon exercise of the warrant would have been a capital asset if acquired by the holder.

      Adjustments made to the number of common shares (or ADSs) that may be acquired upon the exercise of a warrant, or the failure to make such adjustments, may result in a taxable distribution to the holder of the warrant.

      Generally, a Qualified Holder should not recognize taxable gain or loss for Danish income tax purposes when he exercises a warrant, sells a warrant or when the warrant expires.

      Danish Share Transfer Duty.

      No Danish share transfer duty is levied on the disposal of ordinary shares or ADSs.

      Danish Estate and Gift Taxes.

      Generally, if a United States holder acquires or disposes of ordinary shares or ADSs by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of ordinary shares or ADSs to a close relative resident in Denmark other than a spouse, the United States holder could be liable for Danish gift tax; however, the tax is subject to relief under the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.

F. Dividends and Paying Agents

      Not applicable

G. Statements by Experts

      Not applicable

H. Documents on Display

      We are subject to the information requirements of the Securities Exchange Act of 1934, as amended and, to the extent required, we file periodic reports and other information with the Securities and Exchange Commission. These reports and information are available and may be copied at the public reference facilities listed below. We intend to give our shareholders annual reports containing audited financial statements and a report thereon from our independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

      Statements made in this annual report about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

      You can obtain a copy of the exhibits hereto and other information about us at the following locations:

                           Public Reference Room 1024
                                 Judiciary Plaza
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                         Regional Public Reference Room
                        7 World Trade Center, 13th Floor
                               New York, NY 10048

                         Regional Public Reference Room
                                 Citicorp Center
                       500 West Madison Street, Suite 1400
                             Chicago, Illinois 60661

      You may obtain information about the operation of the public reference rooms by calling the Securities and Exchange Commission at (800) 732-0330.

      We will also provide our stockholders with proxy statements prepared according to Danish law. As a Danish company, we are exempt from the Exchange Act rules about the provision and content of proxy statements and about short-swing profit reporting and liability.

I. Subsidiary Information

      Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Generally, we do not engage in hedging activities or utilize other market-risk sensitive instruments. At December 31, 2000, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. At December 31, 2000, we had no material foreign exchange contracts outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-25

ITEM 19. EXHIBITS

      1.1   Amended Articles of Association of the Registrant (1)
      1.2   Rules of Procedures of the Registrant, as amended (2)
      3.1 Agreement between the Registrant and WorldCom AB, dated October 8, 1997 (3)
      3.2 Interconnect Agreement between the Registrant and TeleDanmark A/S, dated December 23, 1996 (2)
      3.3 Employment Agreement between the Registrant and Aldo Petersen, dated March 1, 1995 (2)

-----------
(1) Incorporated by reference to Post-effective Amendment No. 1 to Company's Registration Statement on Form F-1 (File No. 333-9266), filed on January 28, 2000 ("Post-effective Amendment No. 1").
(2) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.
(3) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

                                   SIGNATURES

      Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of S0borg, Denmark.

                                EURO909.COM A/S


Dated:  June 22, 2001           By:    /s/ Aldo M.N. Petersen
                                    -----------------------------------------
                                    Aldo M.N. Petersen
                                    Chief Executive Officer
                                    (Principal Executive Officer)


Dated: June 22, 2001            By:    /s/ Bertel E. Jensen
                                    -----------------------------------------
                                    Bertel E. Jensen
                                    Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

                                INDEX TO EXHIBITS

                                    Exhibits

      1.1   Amended Articles of Association of the Registrant (1)
      1.2   Rules of Procedures of the Registrant, as amended (2)
      3.1 Agreement between the Registrant and WorldCom AB, dated October 8, 1997 (3)
      3.2 Interconnect Agreement between the Registrant and TeleDanmark A/S, dated December 23, 1996 (2)
      3.3 Employment Agreement between the Registrant and Aldo Petersen, dated March 1, 1995 (2)

-----------
(1) Incorporated by reference to Post-effective Amendment No. 1 to Company's Registration Statement on Form F-1 (File No. 333-9266), filed on January 28, 2000 ("Post-effective Amendment No. 1").
(2) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.
(3) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

                                 EURO909.COM A/S

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report .............................................   F-2
Consolidated Balance Sheets at December 31, 1999 and 2000 ................   F-3
Consolidated Statements of Operations for the Years Ended
   December 31, 1998, 1999 and 2000 ......................................   F-4
Consolidated Statements of Comprehensive Income ..........................   F-5
Consolidated Statements of Shareholders' Equity for the Years
   Ended December 31, 1998, 1999 and 2000 ................................   F-6
Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1998, 1999 and 2000 ......................................   F-7
Notes to Consolidated Financial Statements ...............................   F-8

                                 EURO909.COM A/S

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
euro909.com A/S

      We have audited the accompanying consolidated balance sheets of euro909.com A/S as of December 31, 1999 and 2000 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above presently fairly, in all material respects, the consolidated financial position of euro909.com A/S at December 31, 1999 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, in 2000 the Company changed its method of accounting for revenue recognition.


                                          /s/ ERNST & YOUNG

Copenhagen, Denmark
May 10, 2001, except for note 16, for which the date is June 21, 2001

                                 EURO909.COM A/S
                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except per share data)

                                                                                 December 31,
                                                                     ------------------------------------
                                                                       1999          2000           2000
                                                                     --------      --------      --------
                                                                       DKK           DKK             US$
ASSETS
Current assets:
     Cash and cash equivalents                                         52,063        49,082         6,120
     Short-term investments                                             3,183        11,338         1,414
     Accounts  receivable  trade, net of allowances of DKK 5,034
         in 1999, DKK  8,000 in 2000                                   26,444        40,219         5,015
     Broadcasting rights                                               21,721        18,312         2,283
     Inventories                                                          255             8             1
     Deferred tax assets                                                1,631           611            76
     VAT receivables                                                    6,411         1,907           238
     Prepaid expenses and deposits                                      4,305         3,603           449
     Restricted cash                                                      739            76             9
     Other receivables                                                  1,922         6,828           851
     Other current assets                                               1,444         4,330           540
                                                                     --------      --------      --------
     Total current assets                                             120,118       136,314        16,996
Tangible fixed assets, net                                             27,167        65,058         8,111
Goodwill, net                                                          86,570       129,515        16,148
Rent and other deposits                                                 2,465        12,271         1,530
Other assets                                                              500        13,893         1,732
                                                                     --------      --------      --------
         Total assets                                                 236,820       357,051        44,517
                                                                     ========      ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                  51,832        45,562         5,681
     Accounts payable, related parties                                      0         2,297           286
     Accrued expenses                                                  14,725        54,566         6,804
     Deferred revenue                                                   4,215        40,778         5,084
     Notes payable                                                      6,271         4,619           576
     Income tax payable                                                 1,289         2,433           303
                                                                     --------      --------      --------
     Total current liabilities                                         78,332       150,255        18,734

     Related party debt                                                 7,000         3,000           374
     Minority interest                                                  1,850        (1,842)         (230)

Shareholders' equity:
     Common shares - authorized 24,962 and issued, 14,903 at
        par value DKK 1.25 in 1999, authorized 27,500 and
        issued 19,901 at par value DKK 1.25 in 2000                    18,629        25,814         3,219
     Additional paid-in capital                                       218,608       413,989        51,616
     Retained earnings                                                (85,193)     (231,898)      (28,913)
     Other comprehensive (loss)                                        (2,320)       (2,220)         (277)
     Notes receivable from sale of shares                                 (86)          (47)           (6)
                                                                     --------      --------      --------
     Total shareholders' equity                                       149,638       205,638        25,639
                                                                     --------      --------      --------
     Total liabilities and shareholders' equity                       236,820       357,051        44,517
                                                                     ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                            See accompanying notes.

                                 EURO909.COM A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                                                              Years ended December 31,
                                                                               --------------------------------------------------
                                                                                 1998          1999          2000          2000
                                                                               --------      --------      --------      --------
                                                                                  DKK           DKK           DKK           US$
Net revenue                                                                      51,432       122,562       216,977        27,053
Operating expenses:
     Cost of sales                                                               31,556        82,419       154,007        19,202
     Selling and marketing expenses                                              31,589        38,168        60,266         7,514
     General and administrative expenses                                         11,026        35,100        67,163         8,374
     Depreciation                                                                 3,162         5,099        13,287         1,657
     Amortization and write down of goodwill and
     other intangibles                                                              197         5,732        49,510         6,173
                                                                               --------      --------      --------      --------
     Total operating expenses                                                    77,530       166,518       344,233        42,920
                                                                               --------      --------      --------      --------

Operating loss                                                                  (26,098)      (43,956)     (127,256)      (15,867)

     Interest income                                                                497           450           927           116
     Interest expense                                                              (448)       (1,186)       (1,539)         (192)
     Foreign exchange gain (loss), net                                              (98)         (528)        2,352           293
     Other income (expenses), net                                                 2,101            17          (485)          (60)
                                                                               --------      --------      --------      --------

Loss before income taxes and cumulative effect of
change in accounting principle                                                  (24,046)      (45,203)     (126,001)      (15,710)

     Income taxes and income tax benefit, net                                         0         2,178        (2,312)         (288)
     Minority interest                                                                0          (221)        1,887           235
                                                                               --------      --------      --------      --------

Loss before cumulative effect of change in
accounting principle                                                            (24,046)      (43,246)     (126,426)      (15,763)

     Cumulative effect of change in accounting
     principle                                                                        0             0       (20,278)       (2,528)
                                                                               --------      --------      --------      --------

Net loss                                                                        (24,046)      (43,246)     (146,704)      (18,291)
                                                                               ========      ========      ========      ========

Net loss per average common share (basic and diluted):

Loss before cumulative effect of change in accounting
     principle                                                                    (4.06)        (4.81)        (7.45)        (0.93)
Cumulative effect of change in accounting
     principle                                                                                                (1.20)        (0.15)
                                                                               --------      --------      --------      --------
Net loss                                                                          (4.06)        (4.81)        (8.65)        (1.08)
                                                                                                           ========      ========

Average common shares outstanding                                                 5,926         8,997        16,968        16,968
                                                                               ========      ========      ========      ========

Pro forma amounts assuming the accounting change is applied retroactively:

Net loss                                                                        (31,458)      (56,112)     (126,426)      (15,763)
Net loss per average common share, basic and diluted                              (5.31)        (6.24)        (7.45)        (0.93)

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                             See accompanying notes

                                 EURO909.COM A/S
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                      (in thousands, except per share data)

                                                              Years ended December 31,
                                                 --------------------------------------------------
                                                   1998          1999          2000          2000
                                                 --------      --------      --------      --------
                                                    DKK           DKK           DKK           US$
Net income (loss)                                 (24,046)      (43,246)     (146,704)      (18,291)

Currency translation adjustment, net of
taxes of DKK 0 in 1998, 1999 and 2000                (578)          277          (203)          (25)

Unrealized investment gains (losses), net of
taxes of DKK 0 in 1998, 1999 and 2000                (991)          (93)         (337)          (42)
                                                 --------      --------      --------      --------

Comprehensive net income (loss)                   (25,615)      (43,062)     (147,244)      (18,358)
                                                 ========      ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                            See accompanying notes.

                                 EURO909.COM A/S
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                      (in thousands, except per share data)

                                                                                                           Notes
                                             Additional                   Other                            Receivable
                                Common       Paid-In        Retained      Comprehensive      Treasury      from Sale
                                Shares       Capital        Earnings      Income             Stock         of Shares     Total
                               ---------     ----------    ----------    ---------------    ----------    -----------    ----------
                                  DKK           DKK           DKK           DKK                DKK           DKK            DKK
Balance at December 31,1997        7,445         51,586      (17,901)              (935)         (296)          (524)       39,374

Repayment of notes
receivable                                                                                                       313           313
Currency translation
adjustments                                                                        (578)                                      (578)
Unrealized loss on investment                                                      (991)                                      (991)
Net income (loss)                                            (24,046)                                                      (24,046)
                               ---------     ----------    ----------    ---------------    ----------    -----------    ----------

Balance at December 31,1998        7,445         51,586      (41,947)            (2,504)         (296)          (211)      (14,073)
Issuance of 2,174
  common shares and
  1,087 warrants for
  cash in private
  placement                        2,717         21,485                                                                     24,202
Issuance of 2.710
  common shares and
  960 warrants to
  acquire new
  businesses                       3,388         62,160                                                                     65,548
Issuance of 1.040
  common shares for
  cash in private
  placement                        1,300         15,237                                                                     16,537
Issuance of 3,023
  common shares for
  cash through
  exercise of warrants             3,779         67,818                                                                     71,597
Repayment of notes receivable                                                                                    125           125
Currency translation
adjustments                                                                         277                                        277
Unrealized loss on investment                                                       (93)                                       (93)
Sale of treasury stock                              322                                           296                          618
Net income (loss)                                            (43,246)                                                      (43,246)
                               ---------     ----------    ----------    ---------------    ----------    -----------    ----------
Balance at December 31,1999       18,629        218,608      (85,193)            (2,320)            0            (86)      149,638

Issuance of 2,655
  common shares to
  acquire new
  businesses                       3,319        107,945                                                                    111,264
Issuance of 2,571
  common shares for
  cash through
  exercise of warrants             3,313         80,728                                                                     83,941
Issuance of 522
  common shares for
  cash in private
  placement                          653          7,347                                                                      8,000
Repayment of note receivables                                                                                     39            39
Currency translation
adjustments                                                                        (203)                                      (203)
Unrealized loss on investment                                                      (337)                                      (337)
Net income (loss)                                           (146,704)                                                     (146,704)
                               ---------     ----------    ----------    ---------------    ----------    -----------    ----------

Balance at December 31, 2000      25,814        414,628     (231,897)            (2,860)            0            (47)      205,638

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                            See accompanying notes.

                                 EURO909.COM A/S
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (in thousands, except per share data)

                                                                         Years ended December 31,
                                                           -------------------------------------------------
                                                            1998           1999         2000          2000
                                                           -------       -------      --------       -------
                                                             DKK           DKK           DKK            US$
Cash flows from operating activities:

Net loss                                                   (24,046)      (43,246)     (146,704)      (18,291)
Adjustments to reconcile net income/(loss) to
     cash provided by (used in) operating activities:
      Depreciation and amortization                          3,321        10,831        76,452         9,532
      (Gain)/loss on sale of fixed assets                       38          (866)            0             0
      Deferred tax                                               0         1,373             0             0
      Minority interest                                          0           221        (1,887)         (235)
      Changes in operating assets and liabilities:
             Accounts receivable                            (1,714)        8,907       (11,065)       (1,380)
             Broadcasting rights                                 0       (21,721)      (10,246)       (1,277)
             Inventories and other assets                    2,078           161           272            34
             Income tax payable                                674        (1,034)        1,144           143
             Other receivables                              (2,101)        2,174        (2,859)         (356)
             Accounts payable                                6,626         6,432        (6,918)         (863)
             Accounts payable, related parties                   0             0        (2,544)         (317)
             Accrued expenses                               (1,085)        7,860         8,348         1,041
             Deferred revenue                                 (721)      (14,714)       34,986         4,362
                                                           -------       -------      --------       -------
      Cash used in operating activities:                   (16,930)      (43,622)      (61,021)       (7,607)
                                                           -------       -------      --------       -------

Cash flows from investing activities:

      Purchase of short-term investments                         0        (1,979)        1,856           231
      Acquisition of new business, net of cash                (446)       (2,431)        3,193           398
      Sale of business, net of cash                              0             0          (219)          (27)
      Purchase of fixed assets                              (5,608)       (8,847)      (64,481)       (8,040)
      Proceeds from sales of fixed assets                      701           866             0             0
                                                           -------       -------      --------       -------
      Cash used in investing activities:                    (5,353)      (12,391)      (59,651)       (7,438)
                                                           -------       -------      --------       -------

Cash flows from financing activities:

      Net change in short-term borrowings                    3,133        (8,559)       30,313         3,779
      Sales of treasury stock                                    0           618             0             0
      Repayment of subordinated debt, related parties            0             0        (4,000)         (499)
      Net change in restricted cash                              0            11           (76)           (9)
      Proceeds from issuance of common shares and
      warrants                                                 313       112,461        91,941        11,463
                                                           -------       -------      --------       -------
      Cash provided by financing activities:                 3,446        104,53       118,178        14,734
                                                           -------       -------      --------       -------

Effect of exchange rate changes on cash
and cash equivalents                                          (578)          304          (487)          (60)
                                                           -------       -------      --------       -------
Net increase in cash and cash equivalents                  (19,415)       48,822        (2,981)         (371)
Cash and cash equivalents, beginning of period              22,656         3,241        52,063         6,491
                                                           -------       -------      --------       -------
Cash and cash equivalents, end of period                     3,241        52,063        49,082         6,120
                                                           =======       =======      ========       =======

Supplemental disclosures of cash flow information:

Cash paid for interest                                          44         1,186           612            76
                                                           =======       =======      ========       =======

Cash paid for taxes                                             --         1,034           621            77
                                                           =======       =======      ========       =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                            See accompanying notes.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies

Description of Business

      The Company offers a range of Internet, information and entertainment services to small and medium sized business as well as consumers in Scandinavia, and, to a limited extent, in certain Western European countries. The Company is engaged principally in the following areas of business: Internet-related products and services, cable television programming and print/online media. The Company also continues to provide the telecommunications-related products that constituted its historical business.

      The Company generates revenues from Internet domain name registration, Web design and hosting services, e-commerce, telecommunication services, television channels and print/ online magazines.

Reporting currency

      The functional currency of the Company and its subsidiaries is the local currency of the country in which the companies conduct their business. Balance sheet accounts are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity. Translation adjustments arising from inter company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

Information expressed in US dollars

      The Consolidated Financial Statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 8.0205 DKK to US $ 1, the approximate exchange rate at December 29, 2000. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

Basis of presentation and principles of consolidation

      The Company financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of euro909.com A/S and its majority-owned subsidiaries. The Company's investments representing a 20% to 50% interest are accounted for by the equity method of accounting.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies (continued)

Risks and uncertainties

      The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

      Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

Short-term investments

      Short-term investments, which are classified as available-for-sale, are carried at fair market value with the unrealized gains or losses, net of tax, reported in a separate component of shareholders' equity.

Broadcasting rights

      Broadcasting rights, which comprise acquired rights to broadcast television programs on the Company's television stations, and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are classified as current or non-current based on anticipated usage in the following year.

Restricted cash

      Restricted cash comprises an escrow account in Sweden and Norway as normal security for payment of taxes withheld from employees.

Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

Tangible fixed assets

      Real property, technical equipment, furniture and fixtures, cars and improvements are carried at cost. Real property are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and cars are depreciated on a straight-line basis over the expected useful lives between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies (continued)

Goodwill and other intangibles

      Goodwill, representing the excess of the cost of acquired businesses over the fair values assigned to assets and liabilities acquired, is amortized over a 5 to 10 year period depending on the nature of the business acquired. Goodwill recorded on the acquisition of Internet-related business is amortized over 5 years. Other intangibles are amortized over the expected useful lives, however, not exceeding 5 years.

      The carrying value of goodwill and other long-lived assets are reviewed periodically to determine whether they may have become impaired. If this review indicates that goodwill and other long-lived assets will not be recoverable, as determined based on the non-discounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and other long-lived assets is reduced by the difference between the carrying amount and the estimated fair value, which is based on future discounted cash flows.

Earnings per share

      Earnings per share amounts have been presented to conform to the Statement 128 requirements, which require the calculation of basic and diluted earnings per share. Basic earnings per share excludes any diluted effects of options, warrants and convertible securities.

      Common stock equivalents have been excluded from the diluted earnings per share calculation for all periods presented, as they would be anti-dilutive.

      On April 30, 1997 the company executed a stock split of 8 new shares of DKK 1.25 nominal value for each old share of DKK 10 nominal value. All share data in the consolidated financial statements and accompanying notes have been adjusted to reflect this stock split.

Stock Options

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options.

      Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant. In 1996, FAS No. 123, "Accounting for Stock-Based Compensation", became effective for the Company. FAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See
Note 12 for pro forma disclosures required by FAS 123 plus additional information on the Company's stock options.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies (continued)

Revenue recognition

            Revenues from Internet domain name registration services and web hosting are recognized on accrual basis. Other Internet services are recognized when the services are rendered.

      Advertising revenues are recognized when the printed or the on-line magazine is published.

      Cable and digital television fees are recognized on a monthly basis when the program is broadcasted

      Telephony revenues are recognized on a monthly basis based upon the minutes delivered.

      Revenues on fax catalogues and similar are recognized in accordance with FAS 48

      Effective October 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1,2000, the Company recognizes revenues ratably over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase of the loss before cumulative effect of the accounting change of DKK 16.497 million ( DKK 0.97 per share). During 2000, the Company recognized DKK 27.603 million of revenue and DKK 7.325 of cost of sales that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK 20.278 million or DKK 1.20 per share.

Fair value of financial instruments

      Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term borrowings, accrued payroll and other accrued liabilities approximate fair value because of their short maturities. The fair value of investments is determined using quoted market prices for those securities or similar financial instruments.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies (continued)

Concentration of credit risk

      Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia.

      The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers.

      Valuation and qualifying accounts Allowance for doubtful accounts:

                                  Additions   Additions
                                   Charged    Charged to              Balance at
                    Balance at        to         Other                 December
(in DKK)            January 1,      Costs      Accounts   Deductions      31,
                    ----------    ---------   ----------  ----------  ----------

1998                     55           572            0        0            627
1999                    627         4,283          124        0          5,034
2000                  5,034         2,966            0        0          8,000

Advertising

      Advertising costs are expensed as incurred. Advertising expenses totaled DKK 3,604 DKK 2,766 and DKK 2,940 in 1998, 1999 and 2000, respectively.

Income taxes

      The Company accounts for deferred taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is booked for deferred tax assets, when it is more likely than not that the deferred tax assets will not be realized.

Other post-retirement and post-employment benefits

      The Company does not provide its employees with post-retirement and post-employment benefits.

Recently issued accounting standards

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. In June 2000, FAS 138, an amendment to FAS 133 was issued. Management does not anticipate that the adoption of these new statements will have a significant effect on earnings or the financial position of the Company.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

2.    Short-term investments

      The following is a summary of available-for-sale investments held as current assets (in DKK):

                                                        Gross        Gross
                                                      Unrealized   Unrealized      Book
                                            Cost        Gains        Losses        value
                                           ------     ----------   ----------      ------
      December 31, 1999:
      Shares in Land and Leisure A/S        3,081           --       (1,970)        1,111
      8% Notes                              1,500           --           --         1,500
      Other shares                            572           --           --           572
                                           ------       ------       ------        ------
      Total                                 5,153            0       (1,970)        3,183
                                           ------       ------       ------        ------

      December 31, 2000:
      Shares in Latebreaks.com Ltd          9,361           --           --         9,361
      Shares in Land and Leisure A/S        3,081           --       (2,306)          775
      Other shares                          1,202           --           --         1,202
                                           ------       ------       ------        ------
      Total  short-term investments        13,644            0       (2,306)       11,338
                                           ------       ------       ------        ------

      The 8% Notes in 1999 are due from Ejendomsselskabet af 1949 ApS ("1949 ApS"), which is the 25% shareholder of CIAC Holding A/S and NASCO Holding A/S (see Note 5). Since the Company acquired 1949 ApS in June 2000, the notes are eliminated in the consolidation.

3.    Tangible fixed assets

      Real property, technical equipment, furniture and fixtures, cars and leasehold improvements consisted of the following (in DKK):

                                                   December 31,
                                             ----------------------
                                               1999           2000
                                             -------        -------

         Real property                            --         22,125
         Technical equipment,                 29,278         31,256
         Furniture and fixtures                4,928         21,398
         Cars                                  3,266          5,286
         Leasehold improvements                3,653         10,194
                                             -------        -------
                                              41,125         90,259
         Less accumulated depreciation       (13,958)       (25,201)
                                             -------        -------

         Tangible fixed assets, net
                                              27,167         65,058
                                             =======        =======

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

4.    Goodwill and other intangibles

      Goodwill and other intangibles consisted of the following (in DKK):

                                                     December 31,
                                                     ------------
                                                 1999          2000
                                                 ----          ----
         Historical cost:
               Goodwill                         64,587         174,252
               Broadcasting licenses            25,082           2,295
               Other intangibles                 2,831           8,095
                                              --------        --------
                                                92,500         184,642
         Less accumulated amortization
               Goodwill                         (2,666)        (51,836)
               Broadcasting licenses            (2,787)         (1,204)
               Other intangibles                  (477)         (2,087)
                                              --------        --------
         Goodwill and other intangibles         86,570         129,515
                                              ========        ========

Recorded goodwill from the acquisition of Chili has been written off in 2000 due to continued operating losses in the company, not expected at the time of acquisition. The write down of DKK 14.203 million is classified as amortization and write down of goodwill and other intangibles in the consolidated statements of operations.

5.    Business Combinations

      Digiweb

      As of January 1, 2000, the Company acquired the activities of Digiweb A/S, a Web-hosting and domain name registration company in Scandinavia. The consideration comprised 400,000 ordinary shares of stock, valued at DKK 60,594. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 60,065 which was recorded as goodwill.

      Webben

      As of April 1, 2000, the Company acquired the activities of Webben ApS, a Web-hosting company in Denmark. The consideration comprised DKK 600 in cash, and the total consideration was recorded as goodwill.

      Netbasen

      As of June 15, 2000, the Company acquired the activities of Netbasen, a Web-hosting company in Denmark. The consideration comprised DKK 2,450 in cash, and the total consideration was recorded as goodwill.

      Ejendomsselskabet af 1949 ApS

      As of June 15, 2000, the Company acquired the remaining 25% of the broadcasting media companies, CIAC Holding A/S and Nasco A/S. The consideration comprised cash of DKK 296 and 325,000 ordinary shares of stock, valued at DKK 17,992. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 17,375 which was recorded as goodwill.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

5.    Business Combinations (continued)

      Annonsbyran Pennen AB

      As of August 31, 2000, the Company acquired Annonsbyran Pennen AB, a Swedish advertising company. The consideration comprised 79,644 ordinary shares of stock, valued at DKK 3,600. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 3,490 which was recorded as goodwill.

      Netname-Solutions.com GmbH

      As of August 31, 2000, the Company acquired 51% of Netname-Solutions.com GmbH, a German company offering internet services. The consideration comprised DKK 228 in cash. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 78 which was recorded as goodwill.

      Virus112.com A/S

      As of November 30, 2000, the Company acquired Virus112.com A/S, a Danish virus detection company. The consideration comprised 1,100,000 ordinary shares of stock, valued at DKK 17,289. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 17,691 which was recorded as goodwill.

      Trust Italia SpA

      As of November 30, 2000, the Company acquired 20% of Trust Italia SpA., an Italian digital security company. The consideration comprised 750,000 ordinary shares of stock, valued at DKK 11,788. The fair value of the net tangible assets acquired exceeded the total consideration by DKK 223 which was recorded as negative goodwill.

      All businesses acquired are consolidated from the date of the acquisition.

      The following summary, prepared on a pro forma basis, combines the results of operations as if the acquisitions had been acquired as of the beginning of the period presented (in DKK):

                                                             December 31,
                                                             ------------
                                                         1999           2000
                                                         ----           ----
                                                             (unaudited)
      Net revenue                                      189,664         221,975
      Net income (loss)                                (49,141)        (47,730)
      Basic and diluted earnings (loss) per share        (3.30)          (8.71)

      The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for all periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might or might not be achieved from the combined operations.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

6.    Short-Term Borrowings

      Short-term borrowings are all due on demand and consist of the following (in DKK):

                                                                 December 31,
                                                                 ------------
                                                               1999        2000
                                                               ----        ----
      Den Danske Bank                                          1,737       2,283
      Midtbank                                                 3,172         987
      Handvaerkerbanken                                          217           0
      Sydbank                                                      0          15
      SE Banken                                                    0         151
      Svenska Handelsbanken                                    1,145       1,183
                                                               -----       -----
                                                               6,271       4,619
                                                               =====       =====

      The Company has unsecured lines of credit with the banks totaling DKK 9,741 at December 31, 2000. The unused element thereof amounted to DKK 5,122. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 1999 and 2000 were 9%.

7.    Related party debt

      Subordinated long-term debt is owed by Chili A/S and consisted of the following (in DKK):

                                                                 December 31,
                                                                 ------------
                                                               1999         2000
                                                               ----         ----

         Telia A/S (related party)                             3,000       3,000
         PSE 2123 A/S (related party)                          4,000           0
                                                               -----       -----
                                                               7,000       3,000
                                                               =====       =====

      Telia is the minority owner (22.5%) of Chili. The Telia loan was obtained by Chili A/S to finance operations. The loan is subordinated to other debt and repayment terms are to be determined. The loan interest is accrued at a rate of 3.4%.

      PSE 2123 A/S is a shareholder of Euro909.com A/S. The PSE loan was repaid in December 2000.

      The interest expense for 1998, 1999 and 2000 amounts to DKK 0, DKK 255 and DKK 240 respectively. The Company is unable to estimate the fair market value of the related party debt.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

8.    Income Taxes

      The Company and each of its subsidiaries file separate tax returns in their country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows (in DKK thousands):

                                                              December 31,
                                                              ------------
                                                          1999            2000
                                                          ----            ----
      Deferred tax assets
      Net operating loss carryforwards                   35,138          42,889
      Book over tax depreciation                          3,304           9,892
      Other temporary differences                         2,279             219
      Less: Valuation allowance                         (38,587)        (52,389)
                                                        -------         -------
      Deferred tax assets                                 2,134             611
                                                        -------         -------

      Deferred tax liabilities
      Tax over book depreciation                           (503)              0
                                                        -------         -------
      Deferred tax liabilities                             (503)              0
                                                        -------         -------
      Net deferred tax assets                             1,631             611
                                                        -------         -------

      At December 31, 2000 no valuation allowance for deferred tax assets are made for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non-current intangible assets of an acquired company or directly to contributed capital.

      The tax loss carry-forwards available at December 31, 2000 and their expiration years are as follows (in DKK):

      Expiration year     Denmark     Sweden      Norway    UK     France   Germany    Total
      ---------------     -------     ------      ------    --     ------   -------    -----
      2001                     65                                                          65
      2002                 13,725                                                      13,725
      2003                 24,030                                                      24,030
      2004                 40,711                                                      40,711
      2005                 39,722                                   3,649              43,371
      2007                      0                  2,899                                2,899
      2008                      0                  4,605                                4,605
      2009                      0                  2,664                                2,664
      2010                      0                  2,322                                2,322
      Indefinitely              0       4,188      3,497  5,979               1,332    14,996
                                        -----     ------  -----     -----     -----   -------
      Total               118,253       4,188     15,987  5,979     3,649     1,332   149,388
                          -------       -----     ------  -----     -----     -----   -------

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

8.    Income Taxes (continued)

      For financial reporting purposes, income before income taxes are as follows (in DKK):

                                                                     December 31,
                                                        ---------------------------------------

                                                          1998            1999            2000
                                                          ----            ----            ----
      Pretax income (loss):
         Denmark                                        (18,037)        (39,721)        (84,259)
         Sweden                                          (2,312)           (324)        (19,991)
         Norway                                          (3,697)         (3,700)        (10,655)
         UK                                                  --            (752)         (4,356)
         France                                              --            (706)         (6,135)
         Germany                                             --              --            (605)
                                                        -------         -------         -------
                                                        (24,046)        (45,203)       (126,001)
                                                        =======         =======        ========
      Significant components of the provision
       for income taxes are:
         Current:  Denmark                                   --          (3,118)         (1,000)
                   Others                                    --               0            (284)
                                                        -------         -------         -------
                                                             --          (3,118)         (1,284)
                                                        -------         -------         -------
         Deferred: Denmark                                   --             940          (1,028)
                   Others                                    --              --               0
                                                        -------         -------         -------
                                                             --             940          (1,028)
                                                        -------         -------         -------
            Total:                                           --          (2,178)         (2,312)
                                                        =======         =======        ========

      The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                      1998      1999       2000
                                                      ----      ----       ----

      Danish income tax rate .....................     (34)%     (32)%     (32)%
      Valuation allowances on NOL's ..............      34%       32%       32%
      Other items, net ...........................      --        (5)%      (2)%
                                                       ----      ----      ----
      Reported income tax expense ................       0%       (5)%      (2)%
                                                       ====      ====      ====

9.    Shareholders' equity

      2000 Share issuances

      During year 2000 warrant holders holding an aggregate of 3,093,024 warrants exercised those warrants resulting in total proceeds to the Company of DKK 91,942, including exercise of 1,444,925 public warrants in connection with the Company's June 30, 2000 warrant redemption. The Company netted proceeds of DKK 67,615 upon exercise of the public warrants, after payment of DKK 538 in redemption costs for unexercised warrants.

      In year 2000 the Company issued a total of 2,654,644 common shares as partial consideration for newly acquired businesses.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

10.   Comprehensive income

      Unrealized investment losses (in DKK)

                               Balance at                          Balance at
                               January 1         Additions        December 31
                               ---------         ---------        -----------

               1998                886               991           1,877
               1999              1,877                93           1,970
               2000              1,970               337           2,307

      Currency translation adjustments (in DKK)

                               Balance at                          Balance at
                               January 1         Additions        December 31
                               ---------         ---------        -----------

               1998                 49               579             628
               1999                628              -277             351
               2000                351               203             554

11.   Warrants

      During 1997, the Company issued the following warrants and stock options.

      Warrants

      At the initial public offering in August 1997, the Company sold a total of 1,581,250 units, each consisting of one ADS and one warrant to purchase one ADS at a price of USD 6.00. The warrants were exercisable during specific window periods through to expiry on June 30, 2002, unless earlier redeemed. The Company chose to redeem the outstanding warrants on June 30, 2000 and there were no outstanding warrants at December 31, 2000.

      Representative's warrants

      In connection with the initial public offering, the Company issued a total of 137,500 warrants to the representative of several underwriters as part of the underwriting fees. The warrants, which give the holder the right to purchase one unit identical to the units sold at the initial public offering, at a price of USD 6.00, expire on June 30, 2002. At December 31, 2000 all of these warrants were exercised.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

11.   Warrants (continued)

      During 1999, the Company issued the following warrants:

      Private placement

      As part of a private placement in April and May 1999 the Company issued 1,087,000 warrants exercisable until March 24, 2001 and May 3, 2001, respectively at a price of $ 2.50 per share. All of these warrants were exercised at December 31, 2000. In connection with this private placement the Company issued two-year warrants to advisors, enabling them to purchase a total of 238,875 common shares at prices ranging from $1.90 to $2.50 per share. 68,350 of these warrants were outstanding at December 31, 2000.

      In connection with the private placement in August 1999 the Company issued 100,000 two-year warrants exercisable at $3.125 per share, to advisors. All of these warrants were exercised at December 31, 1999.

      During 2000, the Company issued 25,000 warrants exercisable at $10 per share, to advisors.

      Business acquisitions

      As partial payment for businesses acquired (see note 5) the Company issued a total of 1,450,200 warrants, exercisable within one to four years at various per share prices, ranging from $1.78 to $7.06 None of these warrants have been exercised.

      At December 31, 2000 a total of 1,543,550 non-compensatory warrants were outstanding.

12.   Stock Based Compensation

      1997 Incentive Warrant Plan

      In February 1997, the Company established an incentive plan for employees and directors of the Company. Under this plan an aggregate of 670,000 warrants each to purchase one ordinary share at a price of USD 4.00 were issued. The warrants expire on February 12, 2002. 244,450 of these warrants were outstanding at December 31, 2000.

      Stock Options

      In August 1997, the Company issued a total of 12,500 stock options, each entitling the holder to purchase one share at a price of USD 4.00, from the Company's treasury stock. The stock options are exercisable at any time through expiry on August 22, 2002. All stock options have been exercised.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

12.   Stock Based Compensation (continued)

      1999 Incentive Warrant Plan

      In August 1999, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,425,000 warrants each to purchase one common share at a price of USD 3.00. The warrants expire on August 31, 2004. 550,000 of these warrants were outstanding at December 31, 2000.

      In addition, during the year the Board has authorized the grant of 494,500 warrants to selected employees and directors of the Company. These warrants have variable terms. 338,500 of these warrants were outstanding at December 31, 2000.

      2000 Incentive Warrant Plan

      In December 2000, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,100,000 warrants each to purchase one common share at a price of USD 1.5312. The warrants expire in December 2003. All of these warrants were outstanding at December 31, 2000.

In addition, during the year the Board has authorized the grant of 190,000 warrants to selected employees of the Company. These warrants have variable terms. All of these warrants were outstanding at December 31, 2000.

      The incentive warrants and the stock options are compensatory. Accordingly, pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee warrants and stock options under the fair value method of that Statement. The fair value of these warrants and stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates for 1998 and 1999 of 6.5%; 5 year risk-free interest rate of 5.7% and a 3 year risk-free interest rate of 5.1% for 2000; dividend yield of 0%; and a volatility factor of the expected market price of the Company's ADS's of 0.87 and 1.16 for 1999 and 2000, respectively.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows (in DKK):

                                            1998           1999          2000
                                          -------        -------       --------
Pro forma net loss                        (24,046)       (63,619)      (156,999)
Pro forma basic and diluted
   loss per share                           (4.06)         (7.07)         (9.25)

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

12.   Stock Based Compensation (continued)

      A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                    1998                        1999                           2000
                                          -------------------------    -------------------------     --------------------------
                                                        Weighted                    Weighted                        Weighted
                                          Options       average        Options       average         Options         average
                                          (000)      Exercise Price      (000)    Exercise Price      (000)      Exercise Price
                                          -----      --------------      -----    --------------      -----      --------------
   Outstanding, beginning of year          683           $4.00             683        $4.00           1,595           $3.42
   Granted                                  --              --           1,919        $3.16           1,290           $2.32
   Exercised                                --              --           1,007        $3.32            -465           $3.46
   Forfeited                                --              --              --           --              --              --
   Outstanding, end of year                683           $4.00           1,595        $3.42           2,420           $2.76
   Exercisable, end of year                683           $4.00           1,000        $3.41           1,730           $2.65
Weighted average fair value of
options granted during the year                             --                        $1.99                           $1.72

13.   Other income/(expense)

      Other income in 1998 of DKK 2,101 comprises the gain from an Agreement with MCI WorldCom taking over the operation and administration of the telephony business in Norway, of DKK 1,101, and the gain from a Cooperative agreement with Scandinavian Online regarding E-mails, of DKK 1,000.

14.   Commitments

      Expense under operating leases, principally for office rent, amounted to DKK 2,517, DKK 5,436 and DKK 8,604 in the years ended December 31, 1998, 1999 and 2000, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2000 are as follows:

          Years Ended December 31,                        (DKK)
          ------------------------                        -----

          2001 .....................................      8,825
          2002 .....................................      5,985
          2003 .....................................      4,297
          2004 .....................................      2,977
          2005 .....................................         --
          Thereafter ...............................         --
                                                         ------
          Minimum lease payments ...................     22,084
                                                         ======

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

      15.   Segment Reporting

      The Company evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost plus an agreed upon intercompany profit on intersegment sales or transfers.

      The Company's reportable segments are business units that offer different services. The reportable segments are each managed separately because they offer and distribute distinct services to different customer segments.

      The Company divides its operations into three operating segments: (i) internet services, (ii) print/on-line media and (iii) broadcasting. The travel-business was disposed of as of April 1, 2000.

      In year 2000, the Company operated primarily in Scandinavia, which it considers one geographic area for the purposes of segment reporting. In year 2000, revenues generated outside the Scandinavian area accounted for approximately 2% of consolidated revenues. In year 2001 the revenue generated outside the Scandinavian area is expected to rise to 15-20% of consolidated revenues.

      It is the Company's policy that trade between the segments are entered on an arms-length basis.

      The segmented data is as follows:

                   [Balance of page intentionally left blank]

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

                                                                            Years ended December 31,
                                                                1998          1999          2000           2000
                                                              -------       -------       -------       -------
                                                                DKK           DKK           DKK           US$
Internet services:
Net revenue                                                    51,432        66,946        94,999        11,845
Operating expenses:
      Cost of sales                                            31,556        37,835        56,423         7,035
      Selling and marketing expenses                           31,589        33,405        53,584         6,681
      General and administrative expenses                      11,026        30,597        43,677         5,446
      Depreciation and amortization                             3,359         4,428        26,301         3,279
                                                              -------       -------       -------       -------
     Total operating expenses                                  77,530       106,265       179,985        22,441
                                                              -------       -------       -------       -------
Operating income (loss)                                       (26,098)      (39,319)      (84,986)      (10,596)
                                                              -------       -------       -------       -------
Capital expenditure                                             5,608         5,032        55,806         6,958
                                                              -------       -------       -------       -------

Print/Online Media:
Net revenue                                                                  13,014        28,349         3,535
Operating expenses:
      Cost of sales                                                          10,742        24,171         3,014
      Selling and marketing expenses                                          1,570         3,167           395
      General and administrative expenses                                     1,390         8,055         1,004
      Depreciation and amortization                                           1,208        17,970         2,241
                                                                            -------       -------       -------
      Total operating expenses                                               14,910        53,363         6,654
                                                                            -------       -------       -------
Operating income (loss)                                                      (1,896)      (25,014)       (3,119)
                                                                            -------       -------       -------
Capital expenditure                                                           1,500         5,540           691
                                                                            -------       -------       -------

Broadcast Media
Net revenue                                                                  13,544        83,005        10,349
Operating expenses:
      Cost of sales                                                           9,867        61,866         7,713
      Selling and marketing expenses                                            248         1,319           164
      General and administrative expenses                                     2,154        12,962         1,616
      Depreciation and amortization                                           4,091        18,009         2,245
                                                                            -------       -------       -------
      Total operating expenses                                               16,360        94,156        11,738
                                                                            -------       -------       -------
Operating income (loss)                                                      (2,816)      (11,151)       (1,389)
                                                                            -------       -------       -------
Capital expenditure                                                             665         3,135           391
                                                                            -------       -------       -------

Other
Net revenue                                                                  29,058        10,624         1,325
Operating expenses:
      Cost of sales                                                          23,975        11,547         1,440
      Selling and marketing expenses                                          2,945         2,196           274
      General and administrative expenses                                       959         2,469           308
      Depreciation and amortization                                           1,104           517            64
                                                                            -------       -------       -------
      Total operating expenses                                               28,983        16,729         2,086
                                                                            -------       -------       -------
Operating income (loss)                                                          75        (6,105)         (761)
                                                                            -------       -------       -------
Capital expenditure                                                           1,650             0             0
                                                                            -------       -------       -------

Consolidated
      Net revenue                                              51,432       122,562       216,977        27,053
      Loss from operations                                    (26,098)      (43,956)     (127,256)      (15,866)
      Interest income                                             497           450           927           116
      Interest expense                                           (448)       (1,186)       (1,539)         (192)
      Foreign exchange gain (loss), net                           (98)         (528)        2,352           293
      Other income (expense)                                    2,101            17          (485)          (60)
                                                              -------       -------       -------       -------
Income/(loss) before income taxes                             (24,046)      (45,203)     (126,001)      (15,709)
                                                              -------       -------       -------       -------
      Income taxes and income tax benefit                           0         2,178        (2,312)         (288)
      Minority interest                                             0          (221)        1,887           235
      Cumulative effect of change in accounting policies            0             0       (20,278)       (2,528)
                                                              -------       -------       -------       -------
Net income (loss)                                             (24,046)      (43,246)     (146,704)      (18,290)
                                                              =======       =======      ========       =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.0205.

                                 EURO909.COM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts)

16.   Subsequent events

      In March 2001 we signed a letter of intent to merge our Chili operations with the Swedish company Dobedo AB to form Scandinavia's leading youth media company.

      In May 2001 we signed a letter of intend to sell TV Bio+.

      On June 20, 2001, we entered into an agreement with VeriSign, Inc. to sell our domain name registration services business. The purchase price for this business is approximately $24.5 million. The closing of this transaction is subject to a number of customary closing conditions and we anticipate that the transaction will close in July 2001. In addition, VeriSign purchased, for an aggregate of approximately $10.5 million, approximately 4.9 million ordinary shares at a purchase price of $2.13 per share, the closing price of our ADSs on the Nasdaq National Market on June 19, 2001. We also entered into an expanded affiliate relationship with VeriSign. The Company now host VeriSign's authentication, digital certificates, PKI and payment services in seven European countries.