Form 20-F
period 2001-12-31
EUROTRUST A/S
filed 2002-06-27
CIK 1041457

As filed with the Securities and Exchange Commission on June 27, 2002

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2001

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to __________

                          Commission File No.: 0-30690

                                  EuroTrust A/S
                                      f/k/a
                                 Euro909.com A/S
               (Exact name of Company as specified in its charter)

      EuroTrust A/S                                    The Kingdom of Denmark
(Translation of Company's                         (Jurisdiction of incorporation
    name into English)                                    or organization)

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

   Securities for which there is a reporting               American Depositary Shares, each
   obligation pursuant to Section 15(d) of the Act:        representing one ordinary share, nominal
                                                           value DKK 1.25 per share

   Indicate the number of outstanding shares of            Ordinary shares: 27,204,890
   each of the Company's classes of capital or             American Depositary Shares: 19,731,063
   common stock as of close of the period covered
   by the annual report (December 31, 2001):

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

                                 YES |X| NO |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow

                             Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

                                                                            Page

EXCHANGE RATE INFORMATION.....................................................2

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................3

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..............................3

ITEM 3.  KEY INFORMATION......................................................3

ITEM 4.  INFORMATION ON THE COMPANY..........................................17

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................31

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................42

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................49

ITEM 8.  FINANCIAL INFORMATION...............................................49

ITEM 9.  THE OFFER AND LISTING...............................................51

ITEM 10. ADDITIONAL INFORMATION..............................................53

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........57

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............58

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................58

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS.................................................58

ITEM 15. RESERVED............................................................58

ITEM 16. RESERVED............................................................58

ITEM 17. FINANCIAL STATEMENTS................................................58

ITEM 18. FINANCIAL STATEMENTS................................................58

ITEM 19. EXHIBITS............................................................59

SIGNATURES...................................................................60

INDEX TO EXHIBITS............................................................61

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2001 into U.S. dollars at an exchange rate of $1.00 = DKK 8.4095, which was the noon buying rate on December 31, 2001, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2001, or at any other rate.

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      We use the terms "we", "our", "us", EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                                  ------------

      As no independent sources of industry data are available, industry data contained herein, including market size data, are based on our estimates which are derived from internal market studies and management calculations.

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the factors set forth under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not required because this Form 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required because this Form 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A. Selected financial data

      The selected consolidated financial data presented below as of December 31, 2001, 2000, 1999, 1998 and 1997, and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

      Effective October 1, 2000, we changed our method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101 (SAB101), Revenue Recognition in Financial Statements. Under SAB101, which was adopted retroactively to January 1, 2000, we recognized revenues ratably over the period the customer is provided access to the registry through our servers. Before SAB101 became effective, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. On July 21, 2001, we sold our domain name registration service business, which was a part of our internet services segment, to Verisign, Inc. and in December 2001 we sold our print and online media business. GAAP requires that the results of operations from a discontinued segment be segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 reflect the fact that the print and online media business is treated as a discontinued operation. In addition, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1999 and 2000 have been restated to reflect this fact as well.

      The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

Consolidated Statement of Operations Data:

                                                                                  Year Ended December 31,
                                                                                  -----------------------
                                                                1997       1998       1999       2000        2001        2001
                                                              --------   --------   --------   --------    --------    --------
                                                                 DKK        DKK        DKK        DKK         DKK         US$
                                                                          (in thousands, except per share amounts)
     Consolidated statement of
      operations data:

            Net revenue                                         46,550     51,432    109,548    188,628     151,914      18,065
            Total operating expenses                            57,465     77,530    151,608    290,870     347,922      41,373
                                                              --------   --------   --------   --------    --------    --------
            Operating income (loss)                            (10,915)   (26,098)   (42,060)  (102,242)   (196,008)    (23,308)
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) from
                     continuing operations                     (13,170)   (24,046)   (41,773)  (121,662)     18,165       2,160
            Net income (loss) from
                     discontinued operations                         0          0     (1,473)   (25,042)    (10,460)     (1,244)
                                                              --------   --------   --------   --------    --------    --------

            Net income (loss)                                  (13,170)   (24,046)   (43,246)  (146,704)      7,705         916
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) from
                     continuing activities per
                     common share, basic                         (2.88)     (4.06)     (4.64)     (7.17)       0.75        0.09
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) from
                     discontinued activities per
                     common share, basic                          0.00       0.00      (0.17)     (1.48)      (0.43)      (0.05)
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) per
                     common share, basic                         (2.88)     (4.06)     (4.81)     (8.65)       0.32        0.04
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) from continuing
                     activities per
                     common share, diluted                       (2.88)     (4.06)     (4.64)     (7.17)       0.73        0.09
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) from discontinued
                     activities per
                     common share, diluted                        0.00       0.00      (0.17)     (1.48)      (0.42)      (0.05)
                                                              ========   ========   ========   ========    ========    ========
            Net income (loss) per common
                     share diluted                               (2.88)     (4.06)     (4.81)     (8.65)       0.31        0.04
                                                              ========   ========   ========   ========    ========    ========
            Weighted average number of common
                     shares outstanding, basic                   4,570      5,926      8,997     16,968      24,185      24,185
                                                              ========   ========   ========   ========    ========    ========
            Weighted average number of common
                     shares outstanding diluted                  4,570      5,926      8,997     16,968      24,745      24,745
                                                              ========   ========   ========   ========    ========    ========
     Internet services:
            Net revenue                                         46,550     51,432     66,946     94,999      72,183       8,584
            Total operating expenses                            57,465     77,530    106,265    179,985     238,112      28,315
                                                              --------   --------   --------   --------    --------    --------
            Operating income (loss)                            (10,915)   (26,098)   (39,319)   (84,986)   (165,929)    (19,731)
                                                              ========   ========   ========   ========    ========    ========

     Broadcast media:
            Net revenue                                                    13,544         83,005         79,731          9,481
            Total operating expenses                                       16,360         94,156        109,810         13,058
                                                                         --------       --------       --------       --------
            Operating income (loss)                                        (2,816)       (11,151)       (30,079)        (3,577)
                                                                         ========       ========       ========       ========
     Other:
            Net revenue                                                    29,058         10,624              0              0
            Total operating expenses                                       28,983         16,729              0              0
                                                                         --------       --------
            Operating income (loss)                                            75         (6,105)             0              0
                                                                         ========       ========

     Discontinued operations, net loss:                                    (1,473)       (25,042)       (10,460)        (1,244)
                                                                         ========       ========       ========       ========

Consolidated Balance Sheet Data:

                                                                      As of December 31,
                                                                      ------------------
                                                  1997       1998       1999       2000        2001       2001
                                                --------   --------   --------   --------    --------   --------
                                                  DKK        DKK        DKK        DKK         DKK        US$
                                                            (in thousands, except per share amounts)
           Total assets                           52,996     37,720    221,038    357,051     445,611     52,990
           Net assets                             39,375     14,073    150,698    206,796     344,483     40,962
           Long term debt                              0          0          0      3,000       3,577        425
           Capital stock                           7,445      7,445     18,629     25,814      34,006      4,004
           Working capital (deficit)              19,805      1,760     41,786     (6,009)    137,256     16,322
           Total shareholder's equity             39,375     14,073    149,638    205,638     333,168     39,827
           Number of ordinary shares               5,956      5,956     14,903     20,651      27,205     27,205

We have never paid any dividends on our ordinary shares.

Exchange Rate Information

      The exchange rate on June 3, 2002 (the latest practicable date) was DKK
7.9795 per $1.00. The following table sets forth (i) the average exchange rate for the years 1997, 1998, 1999, 2000 and 2001 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                         Average
                                         -------
Year Ending December 31:
------------------------

1997                                     DKK 6.6049
1998                                     DKK 6.7011
1999                                     DKK 6.9763
2000                                     DKK 8.0829
2001                                     DKK 8.3619

                                                High              Low
                                                ----              ---
Month Ending:
-------------
May 2002                                        DKK 8.2512        DKK 7.9177
April 2002                                      DKK 8.4841        DKK 8.2247
March 2002                                      DKK 8.5906        DKK 8.3964
February 2002                                   DKK 8.6054        DKK 8.4481
January 2002                                    DKK 8.6591        DKK 8.2306
December 2001                                   DKK 8.4290        DKK 8.2161

B. Capitalization and indebtedness

      Not required because this Form 20-F is filed as an Annual Report.

C. Reasons for the offer and use of proceeds

      Not required because this Form 20-F is filed as an Annual Report.

D. Risk Factors

      In addition to other information in this Form 20-F, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have or may in the future have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward- looking statements contained in this Form 20-F as a result of the risk factors discussed below and elsewhere in this Form 20-F.

We have a significant accumulated loss and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the years ended December 31, 1997, 1998, 1999 and 2000. For the year ended December 31, 2001 we had an operating loss of DKK 196 million. As of December 31, 2001, we had an accumulated deficit of DKK
224.2 million (approximately $26.74 million). We anticipate that our operating expenses, particularly our sales and marketing and capital expenditures, will increase as we develop and expand our trusted Internet infrastructure products and services. Accordingly, we may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities or continue operating.

      Our future capital requirements will depend on a number of factors, including new acquisition opportunities and our ability to increase our revenues and control our expenses. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

Our future revenues are unpredictable and our financial results may fluctuate. In addition, we expect that our expenses will increase. If our financial results fall below expectations in one or more future quarters, the market price of our ADSs may be negatively impacted.

            We cannot accurately forecast our revenues or operating results. If the increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     market acceptance of our products and services;

      o the long sales and implementation cycles for, and potentially large order sizes of, some of our products and services and the timing and execution of individual contracts;

      o     customer renewal rates for our products and services;

      o the timing of releases of new versions of Internet browsers or other third-party software products and networking equipment that include our technology;

      o     the mix of our offered products and services sold during a quarter;

      o our success in cross marketing our products and services to our existing customers and to new customers;

      o     developing our direct and indirect distribution channels;

      o a decrease in the level of spending for trusted Internet infrastructure products and services by our existing customers;

      o     our ability to expand our operations;

      o our success in assimilating the operations and personnel of any acquired businesses;

      o the amount of revenue received and the application of our revenue recognition policies compared to the amount and timing of expenditures;

      o the impact of price changes in our products and services or those of our competitors; and

      o general economic conditions and economic conditions specific to the Internet services industry.

            In addition, we expect a significant increase in our operating expenses as we:

      o     increase our sales and marketing operations and activities; and

      o     continue to update our systems and infrastructure.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ordinary shares would likely decline which may result in a significant decline in the value of your investment.

Our results of operations in the future could be materially and adversely affected if it is determined that the carrying value of goodwill attributed to businesses that we acquire is higher than their fair value.

      In 2001, we wrote-off DKK 107.2 million of goodwill after determining that the carrying value of goodwill attributed to businesses we acquired was higher than their fair values. If in the future we determine that the carrying value of goodwill for businesses we acquire is higher than their fair value, additional goodwill will be written-off and as a result, our results of operations could be materially and adversely affected.

We have a limited operating history under our current business structure and expect to encounter difficulties similar to those faced by early stage companies. Our results from operations may depend on how successful we are in dealing with these difficulties.

      Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. We have only a limited operating history as a provider of trusted Internet infrastructure products and services on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. These risks and uncertainties are magnified for companies, like ours, in new and rapidly evolving markets and for companies integrating many businesses. Our success will depend on many factors, including, but not limited to, the following:

      o     our ability to successfully integrate acquired companies;

      o the rate and timing of the growth and use of internet protocol, or IP, networks for electronic commerce and communications;

      o the extent to which digital certificates are used for online communications and e-commerce;

      o     the continued growth in the use of the Internet;

      o     the growth in demand for our products and services;

      o the continued evolution of electronic commerce as a viable means of conducting business;

      o     the competitive environment;

      o the perceived security of electronic commerce and communications over IP networks;

      o the perceived security of our services, technology, infrastructure and practices; and

      o our ability to maintain our current, and enter into additional, strategic relationships.

      To address this risk we must, among other things:

      o successfully market our products and services to new and existing customers;

      o     attract, integrate, train, retain and motivate qualified personnel;

      o     respond to competitive developments; and

      o successfully introduce new products and services and enhancements to our existing products and services to address new technologies and standards and changing market conditions.

We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be negatively affected.

Our business depends on the future growth of the Internet and adoption and continued use of IP networks.

            Our future success substantially depends on the continued growth in the use of the Internet and IP networks for communications and commerce. Organizations that already have invested substantial resources in other methods of conducting business may be reluctant to migrate to the Internet model. Also, individuals with established patterns of purchasing goods and services and effecting payments may be reluctant to change. To date, many businesses and consumers have been deterred from utilizing the Internet and IP networks for a number of reasons, including, but not limited to:

      o security concerns, particularly for online payments, including the potential for merchant or user impersonation and fraud or theft of stored data and information communicated over IP networks;

      o privacy concerns, including the potential for disclosure or sale of personal information about users to third parties, without notice to or the consent of such users;

      o other security concerns such as attacks on popular websites by hackers;

      o     potentially inadequate development of network infrastructure;

      o     inconsistent quality of service;

      o lack of availability of cost-effective, high-speed systems and service;

      o     limited number of local access points for corporate users;

      o     inability to integrate business applications on IP networks;

      o the need to operate with multiple and frequently incompatible products;

      o     government regulation;

      o     a lack of tools to simplify access to and use of IP networks;

      o     congestion of traffic or other usage delays; and

      o     uncertainty regarding intellectual property ownership.

If the Internet and the adoption and use of IP networks fail to become a widely accepted method of conducting business and exchanging information, our business and results from operations may be materially and adversely affected.

The success of our business depends largely on the level of market acceptance of our products and services.

            The market for trusted Internet infrastructure products and services is relatively new and rapidly evolving. As a result, the future demand for our products and services is uncertain. Even if the market for electronic commerce and online communications grows, we cannot assure you that our products and services will become widely accepted. If the market for trusted Internet infrastructure products and services, in general, or our products and services, in particular, fails to grow, our business and results from operations may be materially and adversely affected.

Our business may be negatively impacted if we cannot establish and maintain strategic and other relationships.

            One of our significant business strategies so far has been to enter into strategic alliances or other similar collaborative relationships that enable us to expand our product and service offerings and our customer base. Examples of these types of relationships include our arrangements with VeriSign and WISeKey. Our future growth also depends on our ability to establish direct seller channels and to develop multiple distribution channels by partnering with Internet technology, or IT, consulting firms and systems integrators and other third parties. We cannot assure you that we can enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. For example, many of our existing relationships do not, and any future relationships may not, afford us any exclusive marketing or distribution rights or preclude our partners from pursuing alternative technologies or developing alternative products and services either on their own or in collaboration with others, including our competitors. If we fail to enter into additional strategic relationships, we would have to devote substantially more resources to develop, distribute, sell and market our products and services than we do currently. In addition, our strategic partners may not view their relationships with us as significant for their own businesses and they could reduce their commitment to us at any time in the future. If we are unable to maintain our existing relationships or to enter into additional strategic relationships, our business and results of operations may be materially and negatively affected.

Our business may be materially and adversely affected if an easy factoring method is developed, techniques for attacking public key cryptography systems advance significantly, or by negative public perception.

            Our primary products and services depend on public key cryptography technology, which is based on the application of specific mathematical principles known as factoring. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing products and services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In addition, our business could also be harmed by negative publicity. In the past there have been public announcements of the successful attack upon cryptographic keys of certain kinds and lengths and of the potential misappropriation of private keys and other activation data. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Many of our trusted Internet infrastructure products and services have lengthy sales and implementation cycles, which could negatively impact our business.

            The sale and implementation of our trusted Internet infrastructure products and services typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with our products and services can be lengthy, potentially lasting from three to six months. Our financial results could be negatively impacted if orders forecasted for a particular quarter are delayed or not realized.

We face significant competition from competitors which are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

            The market for services that enable trusted and secure electronic commerce and communications over IP networks is intensely competitive and we expect this competition to continue for the foreseeable future. Our principal competitors are TDC A/S (formerly, TeleDanmark A/S), KMD (Kommunedata) and PBS (PengeinstitutternesBetalingsservice). On an international level our competitors include Baltimore and EnTrust. These competitors are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our trusted Internet infrastructure products and services to achieve or maintain market acceptance, any of which could harm our business.

Our business depends largely on our ability to keep pace with changing technologies. If we are unable to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, our business will be harmed.

            The emerging nature of the Internet in general and of trusted Internet infrastructure products and services, in particular, requires us to continually update our products and service offerings, particularly in response to competitive offerings and to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. Since we do not own any proprietary technology, we rely on our strategic partners to provide us with state-of-the-art products and services. The success of any new products and presence services depends on several factors, including performance, features, reliability and cost. Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. Our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. We cannot be certain that we will successfully develop, acquire and market new trusted Internet infrastructure products and services that respond to competitive and technological developments and changing customer needs.

System interruptions and security breaches could harm our business.

            Our success depends on the uninterrupted operation of our computer and communications systems and the integrity of our data center in Soeborg, Denmark. It is critical to our business strategy that this facility and infrastructure remain secure and are perceived by the marketplace to be secure. We must protect these systems and our data center from loss, damage or interruption caused by fire, natural disaster, power loss, telecommunications failure, physical break-ins, computer viruses, and attacks by hackers or similar disruptive problems. For example, our ability to issue digital certificates depends on the efficient operation of the Internet connections from customers to our data center. These connections depend upon efficient operation of web browsers, Internet service providers and Internet backbone service providers. Any problems or outages could decrease customer satisfaction. In addition, all confidential customer information is stored in our data center. A system failure, electronic break-in or other security breach or other similar event that results in the deletion of client data or otherwise compromises any of the information stored on our systems could have an adverse impact on our reputation and our business. Finally, if our back office billing and collections infrastructure and telecommunications systems cannot meet the demands of the increasing number of customer e-mails and telephone calls, our customer support service and our ability to process, bill and collect registration requests in a timely manner could be substantially degraded. Any damage or failure that causes interruptions to our computer and communications systems could materially harm our business. We may have to expend significant time and money to maintain or increase the security of our data center and infrastructure.

Unknown defects in our products and services could have an adverse affect on our business.

            The products and services we offer may contain undetected defects or errors, which could result in loss of or delay in receipt of revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business.

Our results from operations may be negatively impacted if we are not able to establish a brand identity in the trusted Internet infrastructure services market.

            We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing trusted Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our plan is to aggressively promote the name EuroTrust and to establish a brand identity in the market for trusted Internet infrastructure products and services. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

Our long-term growth strategy assumes that we make suitable acquisitions and investments. If we are unable to address the risks associated with acquisitions and investments our business could be harmed.

            Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

            Assimilating acquired businesses involves a number of other risks, including, but not limited to:

      o     disrupting our business;

      o incurring additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

      o     incurring unanticipated costs or unknown liabilities;

      o     managing more geographically-dispersed operations;

      o     diverting management's resources from other business concerns;

      o     retaining the employees of the acquired businesses;

      o     maintaining existing customer relationships of acquired companies;

      o assimilating the operations and personnel of the acquired businesses;

      o incorporating acquired technologies into our existing products and services; and

      o     maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

            In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

            Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management and technology personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, Bertel Jensen and Brian Mertz, our chief executive officer, chief financial officer and chief operating officer, respectively. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

            To date, government regulations have not materially restricted the use of the Internet. However, the legal and regulatory environment pertaining to the Internet is uncertain and may change. Both new and existing laws may be applied to the Internet covering issues that include:

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

            New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as a means of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet at reasonable cost, which may harm our business.

We compete in the highly competitive broadcasting industry.

            The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

Our results from operations may be adversely affected by exchange rate fluctuations.

            In general we pay operating expenses in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

Our international presence creates risks which may adversely affect our business.

            Currently, our operations focus on the Scandinavian, Italian, Austrian and Swiss markets. Our business plan contemplates expanding our operations into other west European countries, such as United Kingdom, Germany and France. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Political instability or changes in competition, economics, politics or laws, including tax, labor, environmental, employment and currency regulations, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

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

      o     sales of ADSs by existing holders; and

      o     general economic conditions.

            In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

            We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

            We are a Danish limited company, organized in 1986 under the Danish Act on Limited Companies of the Kingdom of Denmark. Originally, we were organized under the name Telepartner A/S. In 1999 we changed our name to euro909.com A/S and in December 2001 we changed our name to EuroTrust A/S. Our registered office is Toldbodgade 63, 1253 Copenhagen, Denmark. Our telephone number is +45 39 54 00 00.

            We provide trusted Internet infrastructure services to website owners, commercial enterprises and electronic commerce service providers in Scandinavia and selected west European countries. Until December 2001, our business operated in three distinct areas: Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets. To that end, we sold our domain name registration business to VeriSign in July 2001, and in December 2001, we sold the remaining assets of our historical telecommunications business and our print and online media business. Also, in the fourth quarter of 2001, we consolidated all of our television programming into a single television channel, dk4.

            Initially, our business involved compiling and publishing directories that included financial, operating and administrative information about businesses located in Scandinavia and directories of fax numbers. These directories were sold to subscribers primarily in Denmark, Sweden and Norway. In late 1996, we entered into an agreement with WorldCom Telecommunications Services GmbH that enabled us to begin offering international telephone services to our Danish customers in 1997. At the time we entered into the agreement with WorldCom GmbH we expected telephony to be our primary business focus. However, intense price competition in the telephony industry made that business increasingly difficult. At the same time, the popularity of the Internet as a means of communication and as a means of conducting commerce was increasing rapidly.

            As a result, in 1998 we again changed our focus and concentrated on providing small- and medium-sized businesses, and to a lesser extent, consumers, with the tools to effectively use the Internet as a communications, information and commercial medium. As a result of our agreement with WorldCom GmbH, we were already offering Internet access services. Through a series of acquisitions, our Internet services business eventually grew to include domain name registration services, web hosting services, online security services and online intellectual property rights services. Our products and services provided the critical web identity, authentication and transactional infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications.

Our products and services supported businesses and consumers from the moment they first establish an Internet presence through the entire life-cycle of e-commerce activities. The typical initial introduction of our products and services to our customers was through domain name registration. As our customers' businesses grew and Internet strategies developed, we provided additional support and tools, from web site hosting to placing targeted advertising within our print and electronic media. The following is a list of acquisitions made to date since 2000 in connection with expanding our Internet services business:

      o In January 2000, we acquired Digiweb A/S, a web-hosting and domain name registration company in Scandinavia;

      o In April 2000, we acquired Webben ApS, a web-hosting company in Denmark;

      o In June 2000, we acquired Netbasen, a web-hosting company in Denmark;

      o In August 2000, we acquired 51% of Netname-Solutions.com GmbH, a German company offering Internet services;

      o In November 2000, we acquired Virus112.com A/S, a Danish virus detection company, and 20% of Trust Italia SpA., an Italian digital security company;

      o In June 2001, we acquired 49% of Netname Solutions.com GmbH, a German company offering internet services;

      o In August 2001, we acquired 85% of WISEhouse Denmark A/S, a Danish remote data backup and storage service provider;

      o In December 2001, we acquired E!novasion Denmark A/S, a web hosting and development company;

      o In January 2002, we combined our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, our secure web hosting subsidiary, in which we have 75% ownership interest, and together with Firstream SA we acquired 67%, each of us acquiring an equal percentage, of Alphasys SA, a Paris-based e-security firm.

      o In February 2002, we entered into a joint venture agreement with WISeKey SA. Under this agreement, we became equal owners of the joint venture entity, SwissEtrust AG ("SwissEtrust"). SwissEtrust will operate one of the largest and most secure Internet date centers in Europe and provide trusted Internet infrastructure services in Switzerland.

      o In April 2002, we entered into an agreement with Excelsa Spa, an Italian Internet-based video surveillance company, to acquire a 10 percent ownership interest, with an option to acquire an additional 10 percent, along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.

            Most importantly, in November 2000, we entered into an international affiliate agreement with VeriSign, Inc., a leading provider of trusted Internet infrastructure products and services. Under this agreement we became a VeriSign affiliate for the purpose of distributing various VeriSign products and services in Scandinavia and other specified west European countries.

            At the same time we were building our Internet services business, we were also building our broadcast and media businesses. In 1999 we acquired two television channels, dk4 and Bio+, and a group of teen magazines and related web sites, known as the Chili group. As a result of our strategic decision to focus on providing trusted Internet infrastructure services, in 2001 we sold our print and online media business and consolidated our broadcast business into one television channel.

B. Business Overview

            Our objective is to become the leading provider of trusted Internet infrastructure products and services and e-commerce solutions to website owners, commercial enterprises, electronic commerce service providers and individuals in Scandinavia and other west European markets. According to the Gartner Group, the IT security market in Western Europe is expected to grow from $2.3 billion in 2000 to $6.3 billion in 2005, an average of 21.7% per year. As a result of our affiliation with VeriSign, the global leader in trusted Internet infrastructure products and services, and other acquisitions made over the last few years, we believe that we are poised to take advantage of this growth opportunity.

         Internet Products and Services

              Trusted Internet Infrastructure Products and Services

            We offer most of the European business community an array of trusted security products and services, including secure communications, servers, on-site solutions, payment platforms and remote backup services, virus detection, security penetration and testing and secure remote backup services. In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of trusted Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, we provide the following VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria, Switzerland and Italy:

            Public Key Infrastructure (PKI) Services. PKI services, as well as digital signatures and certificates (discussed below), enable both companies and private individuals to encrypt their online communications and ensure confidentiality. PKI services are sold under the VeriSign OnSite and VeriSign Go Secure! brands, and are tailored to meet the specific needs of enterprises that wish to issue digital certificates to employees, customers, citizens or trading partners.

                  OnSite. VeriSign OnSite services is a managed service that allows an organization to leverage our trusted data processing infrastructure to develop and deploy customized digital certificate services for use by employees, customers and business partners. OnSite can be used by our customers to provide digital certificates for a variety of applications, including: controlling access to sensitive data and account information, enabling digitally-signed e-mail, encryption of e-mail, or SSL sessions. Our Onsite services can help customers create an online electronic trading community, manage supply chain interaction and facilitate and protect online credit card transactions.

                  Go Secure! VeriSign Go Secure! services are a set of managed application services that enable enterprises to quickly build digital certificate-based security into their transaction and communication applications. Go Secure! services are similar in functionality to OnSite services and are designed to incorporate digital certificates into existing e-mail, browsing applications, directory and virtual private network devices. GoSecure(R)allows businesses to create a Virtual Private Network (VPN) that integrates VeriSign's strong encryption technology. GoSecure is also offered in cooperation with vendors of server firewall products.

            Web Server Digital Certificate Services. Digital certificates are electronic credentials that identify parties online, enabling encrypted online communications and legally binding, valid digital signatures for online transactions in e-commerce, financial services, supply-chain management, Virtual Private Networks, and wireless and mobile commerce environments. We offer a family of web server certificate services that allows organizations to implement and operate secure websites that utilize the Secure Sockets Layer, or SSL protocol or the Wireless Transport Layer Security, or WTLS, protocol to establish their identities to customers and other websites during electronic commerce transactions and communications over wired or wireless internet protocol, or IP, networks. Without a digital certificate installed on the website server the SSL and WTLS protocols cannot be utilized. Given that we host more web sites on servers in our data center than any other company in Denmark, we expect to take advantage of the current growth trend for server security. Digital Ids can easily be created for customers and suppliers through the OnSite(R) administration solution.

            We currently offer three core versions of web server digital certificate services and content signing certificates. Each is differentiated by the target application of the server that hosts the digital certificate.

                  Secure Site and Secure Site Plus. Secure Site is our standard offering that enables websites to implement basic SSL security features between their sites and individual end-user browsers. We also offer an upgraded version of this service, called Secure Site Plus, that includes security monitoring, security assessment, site performance monitoring and additional warranty protection.

                  Global Site and Global Site Plus. Global Site is an advanced version of Secure Site that incorporates all of the features and functionality of the Secure Site services. In addition, Global Site Services allow enterprises to offer stronger, 128-bit encrypted, SSL sessions between their websites and end-user browsers from Netscape and Microsoft. We also offer an upgraded version of this service, called Global Site Plus, that includes security monitoring, security assessment, site performance monitoring and additional warranty protection.

                  WAP Server Certificates. WAP Server Certificates provide
            authentication and encryption between wireless web servers and mobile devices utilizing WTLS. Our WAP server certificate service is compatible with many WAP servers including Motorola, Nokia and Openwave.

            As a member of the VeriSign Global Affiliate Network, VeriSign provides us with a combination of technology, support and marketing services to facilitate the initial deployment and on-going delivery of various digital certificate services. VeriSign also provides us with the appropriate business readiness services to facilitate the efficient and timely rollout of their digital certificate offerings. These readiness services may include Service Center or Processing Center installation and integration services, facility and network design consulting, technical and customer support documentation and training, sales and marketing support, operating practice templates and local market customization. We are also a member of the VeriSign Trust Network (VTN), a global network of digital certificate service providers that operate with common technology, infrastructure and practices to enable digital certificate interoperability on a worldwide basis.

            In December 2001, we entered into a reseller alliance with CSC Denmark A/S, or CSC, under which CSC will resell our digital signature and digital certificate technology to its European customers. In addition, CSC agreed to use our PKI platform internally. As a result, all future implementations of PKI security solutions by CSC in Europe will be based solely on our PKI platform. CSC is one of the leading IT consulting and systems integration firms in Europe. In addition, in December 2001 we also entered into an agreement with WISeKey SA of Switzerland under which WISeKey purchased 100,000 digital certificates from us. As part of that agreement, WISeKey purchased one of VeriSign's full OnSite solutions through us that will be used in its certification services, known as SwisseTrust Certification Authority.

            Application Acceleration Services. These are rapid deployment services that secure information passed over applications such as Microsoft Exchange, SAP and Virtual Private Networks (VPN) for e-commerce.

            Content Signing Certificates. In addition to Web Server Digital Certificate services, we offer content signing certificates. Content signing digital certificates enable developers, content providers, publishers and vendors to digitally sign their content in order to authenticate the source and provide assurance of the integrity of the content delivered to end-users.

            Business-to-Consumer Payment Services. Our Business-to-Consumer Payment Services provide online stores with secure, reliable and affordable credit card, debit card, purchase card, and electronic check processing services. Our business-to-consumer payment services include the following services:

                  Payflow Link. Payflow Link is a HyperText Transfer Protocol,
            or HTTP, based service that enables merchants to connect their consumers through an HTML hyperlink on their existing website to a secure VeriSign-hosted order form and to use it to automate order acceptance, authorization, processing and transaction management.

                  Payflow Pro. Payflow Pro is a payment processing service for merchants that enables payment processing through a small SSL transmission control protocol/Internet protocol, or TCP/IP, enabled messaging agent that controls communications between the merchant's application and the Payflow Platform.

                  Payflow Fraud Screen. Payflow Fraud Screen is a fraud
            screening service that works with the Payflow Pro service to provide online merchants with a method to differentiate between legitimate shoppers and fraudulent users in real time. This service uses the technology of HNC Software. Payflow Fraud Screen enables merchants to complete authorization and fraud evaluation of Internet credit card purchases in a single transaction request.

                  Commerce Site Services. Commerce Site Services are integrated electronic-commerce services for online merchants and online stores.

            To expand and complement the services described above, our professional services group, which includes experts in digital certificate architecture and application integration, provides a variety of design, development and implementation services. These services include integrating with existing applications and databases, consulting on policies and procedures related to the management and deployment of digital certificates, training classes on the latest developments in security technology and selecting the necessary software and hardware to complement a digital certificate solution.

            We have been selected by CSC and WISeKey to host the authentication, digital certificates and PKI services in our highly secure processing center. As a result of an independent examination of our PKI processing center in Copenhagen we received the prestigious WebTrust Seal of Assurance from KPMG. The WebTrust seal, which is displayed on all of our web sites, indicates that we have complied with the business standards prescribed by the American Institute of Certified Public Accountants and the Canadian Institute of Chartered Accountants concerning the issuance of digital certificates by certification authorities.

            In addition to the above-described VeriSign products and services, we also offer the following trusted Internet infrastructure products and services:

            Virus Surveillance/Detection/Support, Security Penetration Testing/Analysis: Gartner research indicates that the IT security-consulting sector represents the largest share of the Western European IT security market. Through our wholly owned subsidiary, EuroTrust Virus112 A/S ("Virus112"), we offer a suite of IT security consulting services including sophisticated virus detection software, IT security support, security gap penetration assessments and system vulnerability testing to more than 1,750 European businesses in Denmark, Norway and Sweden. Offered on a subscription basis, Virus112's Early Warning System scans the Internet for potential threats and immediately notifies its clients via fax, email and text messaging of any potential outbreaks, minimizing the risk of potential infections. In August 2001, Virus112 signed an agreement with Orange Denmark A/S, Denmark's third largest wireless communications company, to provide Early Warning detection services to 500,000 of Orange's Danish customers. In September 2001, Virus112 expanded its business by offering IT security consulting services that emphasize risk assessment and penetration testing services.

            Remote Data Backup Services: Offsite backup services intrinsically appeal to the same clientele as subscribers of our virus detection and warning service. Backup and recovery software alone booked $2.7 billion in revenue last year industry-wide, and that figure is expected to grow to $4.7 billion by 2005, according to the research firm IDC. We provide remote data backup services to more than 200 European businesses through EuroTrust Netvaulting A/S, formerly known as WISEhouse Denmark A/S, an 85% owned subsidiary acquired in August 2001. Remote backup services protect the data found on company servers from the threat of fire, hardware failure, natural disasters, theft and viruses. The backup technology is based on IBM's Tivoli Storage Manager software.

            Secure Hosting. We currently provide secure web hosting services to more than 11,000 customers in Denmark, Sweden and Norway through our subsidiary EuroTrust Secure Hosting A/S ("Hosting"). Hosting was created in January 2002 as a result of the combination of our Digiweb activity with DHT Hosting ApS, a Danish automated hosting company. We own 75% of Hosting and the former owners of DHT Hosting own the remaining 25%. We have an option to acquire the 25% of Hosting that we currently do not own at a price based on the future profitability of Hosting. Hosting also includes the operations of E!novasion Denmark A/S, a web hosting and development company that we acquired in December 2001.

            Hosting is a practice that is still relatively new for most Scandinavian companies. The outsourcing of this technical operation allows non-technical companies to focus on their core competencies without having to worry about the related technology issues related with keeping a web site operational. Our web hosting services are available to our customers through our relationship with TeleGlobe and TDC or through Hosting's online, fully automated web-hosting environment.

            Our hosting services are based in our secure Internet data center in Soeborg, Denmark. The center is capable of housing more than 1,500 servers and delivers one of the strongest high-availability bandwidth capacities in Europe. The facility is designed with a wide range of physical security features, including state-of-the-art smoke detection and fire suppression systems, 24x7 secured access and video camera surveillance, as well as security breach alarms. The server room is specially-designed with flooring to prevent water damage and with redundant temperature control and air conditioning systems. The center delivers the highest levels of reliability through a number of redundant subsystems, such as multiple fiber trunk uplinks, fully redundant power backups, and a diesel-powered backup generator. We charge a recurring quarterly or yearly fee to continue hosting our clients' web sites on our servers. Hosting services are sold via direct sales, resellers and over the Internet.

            In addition, we provided the following Internet services through July 2001:

                  Domain Name Registration.

            Internet domain names are unique identities that enable businesses, other organizations and individuals to communicate and conduct commerce on the Internet. An Internet domain name is made up of a top level domain and a second level domain. For example, in the domain name, "ABCompany.com," ".com" is the top level domain and "ABCompany" is the second level domain. We began registering domain names for our Scandinavian customers in October 1996. Until June 1999, Network Solutions was the exclusive registry and registrar for second level domain names within the .com, .org, .net and .edu top level domains. We were one of Network Solution's largest European partners. Through our strategic relationship with Network Solutions, we were able to register local domain names, such as .dk for Danish domains, .se for Swedish domains, and .no for Norwegian domains, international top level domains, such as .com, .org, .net and ..edu; and other international domain names.

            A single customer may register multiple domain names. For example, a company might first register its name in its home country. It then may need to register several different products. Finally, it may elect to secure multiple international domain registrations. We varied our registration fees depending on the mix of domain name registrations required by the customer and we viewed each customer as a potential source of multiple domain name registration, in addition to being a logical source of additional business generated through offering our other products and services.

            Revenues from domain name registration were derived from two kinds of fees: initial registration fees and annual service fees. The initial fee was based on the kind of domain name or names being registered and the total number of domain names being registered. These rates varied depending on the country and we provide fee packages for those customers registering multiple names. The annual service fee represented a possible recurring income stream. Companies cannot operate their sites without maintaining their domain name registrations.

            The decision to sell our domain name registration business was based on a number of factors. Principally, we believed that a significant percentage of European businesses and consumers are not yet on the Internet. Moreover, we believed that a large percentage of our domain name registration customers did not have an Internet web site or connection at the time they were contacted by our telemarketing department. Accordingly, we would have had to make significant expenditures of working capital to continue to grow this sector of our business and we were not willing to make that commitment.

                  Web Site Design Services.

            In 1998, we began offering web site design services to create. Most of the web design customers were small- and medium-sized companies, which constituted our historical customer base. Depending on customer needs, we were able to provide simple web design services by merely converting basic information the customer provides to us into HTML format and creating or updating the web site, or we could be involved in more elaborate consulting on design, layout and content of a customer's web sites. An ancillary service that we also offered our customers was the ability to update all the major search engines on the Internet once a customer's web site had been created or updated so that appropriate user searches using these search engines will find these web sites. We charged fees for our web site design services based upon the complexity of the site and the amount of original material and design work our staff was asked to create. In addition, we offered customers reliable hosting services, both at the UUNET site and at the Digiweb site. We also had the capability to transfer hosting accounts from the UUNET site to the Digiweb site, while providing, what we believe to be, a comparable quality of service.

                  Internet Access and E-mail Services.

            We also were an Internet service provider, or ISP. Our primary source of connectivity was MCI WorldCom/UUNET. We also had Internet access agreements with TeleDanmark Communications AS, which provided us with a backup system in the event that it was needed. Internet access and e-mail services were not a principal source of revenues. We provided Internet access and e-mail services to our customers as necessary and important segments of our circle of products but without charging any startup or ongoing fees for Internet access. We charged a small fee per year for each e-mail account we maintain, but depending on the mix of our other products used by the customer, e-mail service may be included without charge. Our decision to exit this business was based on our belief that over time, industry-wide, Internet access fees and charges for e-mail services were going to decline to a point where users will not incur any charges. For example, in Denmark, ISPs no longer charge access fees to Internet users. Rather, users of the Internet pay their telephone company for their online usage, and these charges continue to decline.

                  E-Commerce Services.

            We offered our customers an e-commerce system which allowed them to blend the presentation of their business with potential product sales. We developed e-commerce software that integrated invoicing and shipping and we created links between e-commerce shopping malls we developed to the customer's site, which we also usually maintained. Order handling was outsourced to a third party with expertise in this aspect of e-commerce. We offered software, as well as consulting expertise in how best to implement e-commerce for a particular business. We believed that this integrated shopping system is a natural add-on to many of the web sites we were developing for our customers. We generated revenues by producing the web site and charging annual license fees, which fees took into account both use of the software and per visit charges for access to the shopping mall.

                  Business Catalogs

            Until late 2000, we published two kinds of business directories: fax directories and business information directories. The demand for our directories declined significantly since the emergence of readily available information on the Internet. This business was discontinued in late 2000.

                  Telecommunications Products and Services

         We began providing international telephony services in August 1997 under an agreement with MCIWorldCom covering international telephony service in Denmark. In 1998, we expanded our telephony offerings into the cellular marketplace through an agreement with TeleDanmark Mobile, giving our customers access to both national and international cellular services. The agreement with TeleDanmark Mobile expired in June 2001. In connection with our strategy to focus on trusted Internet infrastructure products and services, in November 2001 we sold our entire telecommunications operations and customer base.

            Broadcasting

            For most of 2001 we operated two television channels, dk4 and Bio+. Both channels were carried by TDC on Cable, formerly known as TeleDanmark, Denmark's largest cable operator. In October 2001 we consolidated the programming of both channels. This decision was a result of two developments: the failure of either channel to achieve profitability, which we attribute to TDC's declining subscription fees; and the fact that the carriage agreement for Bio+ was not going to be renewed once it expired December 31, 2001. On the other hand, the carriage agreement for dk4 was extended through March 31, 2004. In addition, we entered into two new distribution agreements and a new programming agreement for dk4. Specifically, we entered into distribution agreements with the Scandinavian cable operator Telenord Vision and with the Danish digital satellite television service provider Canal Digital A/S. Telenord and Canal has approximately 800,000 subscribers. dk4 also expanded its programming by covering European Union parliament sessions and joining the Pan-European Parliament TV network. In December 2001 we sold a 15% interest in our broadcast business to Parken Entertainment and Sports A/S for DKK 12 million, payable in cash.

                  dk4

            We acquired dk4 in October 1999. As of December 31, 2001, approximately 33% of all households in Denmark had access to dk4. In 2001, dk4 launched its revised Internet platform. The homepage contains live video streaming, enabling subscribers to watch dk4 live over the Internet.

            dk4's principal programs are in the areas of culture, education, sports and politics:

                  o Politics. dk4 broadcasts proceedings of the Danish Parliament, including debates and selected expert hearings. During 2001, dk4 offered more than 50 programs on the European Union, among these roundtable discussions and presentation of Members of Parliament, including the former and the present President of the European Parliament plus selected Members of the European Commission. In 2001, dk4 was acknowledged as a European Channel by the European Parliament and joined the discussion forum for Parliamentary Channels in the European Union ("EU"). In conjunction with the European Parliament, dk4 produced an educational video for Danish high schools on

                        "Model European Parliament" (a multicultural conference for young people on the inner workings of the EU). All the programs are available on dk4's homepage.

                  o Sports. dk4 offers a varied number niche sports programs in 2001. Due to adjustment of channel profile, the coverage will mostly include analysis and educational programs for 2002.

                  o Culture. dk4 offers programs focusing on theatre, opera, literature, classical music and history. In the 2000/2001 season, programs on contemporary art and fine wines were added. Furthermore, a number of musical shows were introduced and the number of such shows will be increased in 2002.

                  o Education. Educational offerings include lectures given at the newly founded "DK4 University", a series which is also integrated with the Internet. In 2001, an add-on to this series was introduced through the "EU University" with a number of lectures on current EU topics such as Enlargement and the future Constitution of the EU. In 2002, we expect to introduce an educational series on use of PCs.

            In October 1999, dk4 acquired PrimeVision, or PV, a production company. PV produces programs for dk4 and Bio+ as well as for other television channels. One of our primary objectives is for PV to become the leading production facility house in Scandinavia. By the end of 2001, PV was among the three leading production companies in Denmark and has been employed as a production company for the Danish Premier League and a number of other sports productions.

                  Bio+

            We acquired Bio+ in September 1999. As a result of a strategic alliance with Fox Kids Europe in January 2000, we repackaged and relaunched the channel. As repackaged, Bio+'s primary offering was Danish movies. In October 2001, we combined the operations of Bio+ with that of dk4.

            Print and on-line publications

            In August 1999, we acquired All Media Holding A/S, which owned 77.5% of Chili A/S, publisher of the Danish and Norwegian versions of Chili magazine as well as the sponsor of various Chili web sites. Chili is one of the largest youth-oriented media companies in the Scandinavian market. Telia, the Swedish telecom communications conglomerate, owned the other 22.5% of Chili. In April 2001, Chili A/S merged with Dobedo AB of Sweden. In December 2001 we sold our entire interest in All Media Holding A/S to JTS express A/S, the sole distributor of Chili magazine.

Distribution of Sales

            The following tables set out our net revenues by category and region for each of the years ended December 31, 2001, 2000 and 1999.

Breakdown of revenues by category(1)

                                            1999                   2000                  2001                 2001
                                          --------               ---------             ---------            --------
                                        DKK    Percentage     DKK    Percentage     DKK    Percentage     US$    Percentage
                                      -------  ----------   -------  ----------   -------  ----------   -------  ----------
                                                            (currency amounts are in thousands)
Internet services                      66,946         61%    94,999         50%    72,183         48%     8,584         48%
Broadcasting                           13,544         12%    83,005         44%    79,731         52%     9,481         52%
Other                                  29,058         27%    10,624          6%         0          0%         0          0%
                                      -------    -------    -------    -------    -------    -------    -------    -------
                                      109,548        100%   188,628        100%   151,914        100%    18,065        100%
                                      -------    -------    -------    -------    -------    -------    -------    -------

Breakdown of revenues by geographic market(1)

                                            1999                  2000                   2001                 2001
                                          ---------             ---------              ---------            --------
                                        DKK    Percentage     DKK    Percentage     DKK    Percentage     US$    Percentage
                                      -------  ----------   -------  ----------   -------  ----------   -------  ----------
                                                            (currency amounts are in thousands)
Denmark                                69,421         64%   125,932         67%   100,016         66%    11,894         66%
Norway                                 10,823         10%    16,104          9%    19,117         13%     2,273         13%
Sweden                                 27,685         25%    44,456         23%    29,703         20%     3,532         20%
United Kingdom                          1,593          1%     1,521          1%       303          0%        36          0%
France                                     26          0%       577          0%     2,310          1%       275          1%
Germany                                     0          0%        38          0%       465          0%        55          0%
                                      -------    -------    -------    -------    -------    -------    -------    -------
                                      109,548        100%   188,628        100%   151,914        100%    18,065        100%
                                      -------    -------    -------    -------    -------    -------    -------    -------

(1) The amounts for 1999, 2000 and 2001 do not include revenues from the print and online media business because that business was sold in 2001 and is reflected as loss from discontinued operations.

Seasonality

            In Scandinavia it is common practice for businesses to close down in July due to summer holidays. Therefore, the level of our consolidated activities are usually lower in the third quarter than in the first, second and fourth quarters.

Intellectual Property

            We rely primarily on a combination of copyrights, trademarks, service marks, restrictions on disclosure and other methods to protect our intellectual property. We also enter into confidentiality agreements with our employees, consultants and current and potential affiliates, customers and business partners. We also generally control access to and distribution of documentation and other proprietary information.

            We have applied for registration of the trademarks "DIGIWEB" and "EUROTRUST" at OHIM, the European Trademark Office. "DIGIWEB" is registered and "EUROTRUST" is still pending. We also applied for registration of the trademark "EUROTRUST" in Switzerland and Norway. In both countries the trademark "EUROTRUST" is still pending. We have obtained Danish and foreign trademark registrations for various EuroTrust marks. With regard to our digital trust services, we also rely on certain licensed third-party technology, such as public key cryptography technology and other technology that is used in our digital trust licensed from RSA Security Inc, or RSA. In particular, RSA has granted us a perpetual, royalty free, nonexclusive, worldwide license to distribute internet-based trust services. We develop services that contain or incorporate the RSA BSAFE and TIPEM products and that relate to digital certificate-issuing software, software for the management of private keys and for digitally signing computer files on behalf of others, software for customers to preview and forward digital certificate requests to them, or such other services that, in RSA's reasonable discretion, are reasonably necessary for the implementation of a digital certificate business. RSA's BSAFE product is a software tool kit that allows for the integration of encryption and authentication features into software applications. TIPEM is a secure e-mail development tool kit that allows for secure e-mail messages to be sent using one vendor's e-mail product and read by another vendor's e-mail product.

Competition

            Internet Services

            Our trusted Internet infrastructure products and services are targeted at the new and rapidly evolving market for trusted services, including authentication, validation and payment, that enable secure electronic commerce and communications over wired and wireless IP networks. Although the competitive environment in this market has yet to develop fully, we anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants.

            Our principal competitors are Baltimore, EnTrust, TDC and KMD. In addition, browser companies that embed our interface technologies or otherwise feature us as a provider of digital certificate products and services in their web browsers or on their websites could also promote our competitors or charge us substantial fees for promotions in the future. New technologies and the expansion of existing technologies may increase the competitive pressures on us. We can not assure you that competing technologies developed by others or the emergence of new industry standards will not adversely affect our competitive position or render our Internet-based trust services or technologies noncompetitive or obsolete. In addition, the market for digital certificates is emerging and is characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any relationships could adversely affect our ability to attract and retain customers. As a result of the foregoing and other factors, we may not be able to compete effectively with current or future competitors and competitive pressures that we face could materially harm our business.

            Companies with Internet expertise are current or potential competitors to our Internet technology services. These companies include systems integrators and consulting firms, such as CSC-Computer Science Corporation and IBM Global Services. We also compete with some companies that have developed products that automate the management of Internet protocol addresses and name maps throughout enterprise-wide intranets, and with companies with internally-developed systems integration efforts.

            Several of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, the demand for our products and services might be substantially reduced and our ability to distribute our products successfully and the utilization of our services would be substantially diminished.

            Broadcast Media

            In our broadcast business, we compete with channels that are carried by more Cable providers, included in more "TV Packages" offered to cable subscribers and caters to a much larger viewing audience than we do. Until 2001, Cable providers were subject to governmental regulations that limited their programming to the programming provided by those channels chosen through a referendum, every two years, of subscribing households.

            Presently, the only channels that Cable providers are required to include in their "TV Packages" are the publicly funded channels, i.e., DR, DR2, TV2, TV2 Zulu (and one local TV station). We expect that the number of channels competing to be included in those "TV Packages" will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and Cable providers may choose to replace us with a competitor.

Government Regulation

            In 2000, the Danish Parliament passed legislation to regulate the activities of Certificate Authorities, which are companies that issue certificates for electronic signatures. The purpose of this legislation is to promote secure and efficient utilization of electronic communication by specifying requirements for certain electronic signatures and Certification Authorities that issue certificates for electronic signatures. In addition, this legislation also authorizes the formation of a regulatory agency to oversee compliance by Certification Authorities. As one of the few Certification Authorities in Denmark, this legislation may impact our business, however, its current effect on our business cannot yet be determined.

Sales and Marketing

            In December 2001, we changed our name from "euro909" to EuroTrust because, we believe, it reflects more accurately our new business strategy. We renamed two of our wholly owned subsidiaries as part of our ongoing process to extend and unify the EuroTrust brand throughout our pan-European network of companies. Specifically, we changed the name of Virus112.com A/S to EuroTrust Virus112 A/S and WISEhouse Denmark A/S to EuroTrust Netvaulting A/S. In addition, our other two wholly owned subsidiaries each incorporate the EuroTrust name: EuroTrust Secure Hosting A/S and EuroTrust Denmark A/S. Unifying the names of our operating subsidiaries is part of our overall strategy to further develop and exploit the advantages of the scalability and synergies of our products and services under the EuroTrust brand name. Our goal is to make the EuroTrust brand name synonymous with IT-security throughout Europe.

            We market our products and services throughout Scandinavia and west Europe through multiple distribution channels, including the Internet, direct sales, telesales, value added resellers and systems integrators. Our sales teams build upon our existing customer relationships by contacting clients about security offerings on an ongoing basis and periodically selling them other complimentary security products. We have found that satisfied customers of initially one or more of our services will likely become repeat customers for additional products or services. We believe we can leverage our "Circle of Security" strategy to continue to fuel our growth.

            Plans for our pan-European expansion into IT security have been carefully calculated to minimize costs and maximize customer service. We anticipate local sales offices to be created in each of our affiliate countries within 12 months, but will employ multiple native-language sales and marketing teams within our Copenhagen facilities until the level of sales justifies independent offices. Web sites for each native language will be rolled out shortly, as well as our online marketing and customer service efforts. By housing multiple sales teams in Copenhagen that speak the native language of each country, we can provide our customers with a high level of service while keeping our overhead low.

            Our customers typically represent organizations in the following sectors: government, travel, banking/finance, professional services and consulting, telecommunication, and other technology companies.

C. Organizational structure of the Company

            The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries.

                                                        Country of                        Interest
       Subsidiary                                     Incorporation                      Ownership
       ----------                                     -------------                      ---------
       Grona Verket AB(1)                                Sweden                            100.0%
       Primaer Data AS(2)                                Norway                            100.0%
       Chili A/S(3)                                      Denmark                            77.5%
       Pay-Per-View A/S (Bio+)(4)                        Denmark                           100.0%
       Euro909.dk A/S                                    Denmark                           100.0%
       EuroTrust Denmark A/S                             Denmark                           100.0%
       EuroTrust Net Vaulting A/S(5)                     Denmark                            85.0%
       EuroTrust Virus112 A/S(6)                         Denmark                           100.0%
       EuroMedia A/S (dk4)                               Denmark                            85.0%
       EuroTrust Secure Hosting A/S(7)                   Denmark                            75.0%

------------------

      (1)   Sold in July, 2001.

      (2)   Sold in July, 2001.

      (3)   Sold on December 22, 2001.

      (4)   Sold in September, 2001.

      (5)   Acquired on August 31, 2001.

      (6)   Formerly known as Virus112.com A/S.

      (7) Result of the combination of our Digiweb activity with DHT HostingApS, on January 1, 2002.

            Property, Plant and Equipment

            Our executive offices are located in Copenhagen, where we lease 299 square meters of floor space. For our broadcasting media operations, also located in Copenhagen, we lease 2,233 square meters. Additionally we own a location outside Copenhagen, comprising 1,554 square meters, housing our Danish activities, including our new Internet data center. The total annual lease costs are approximately DKK 2,800,000. The operating leases are non-cancelable by the lesser through various times between six and thirty-nine months. We believe that our current facilities will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

            Overview

            Until 2002 our operations were divided into three principal areas:
(i) Internet services, (ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, security consultancy and other trusted infrastructure services, Internet access and e-mail services and our historical telecommunications products and services. The print and on-line media segment includes three Chili print publications and their related web sites. The broadcast media segment includes the operations of our television channels dk4 and Bio+ and the production facility, PrimeVision. Until April 1, 2000 we also provided travel services.

            In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions with the goal of becoming the leading provider of such services in Scandinavia and other selected west European markets. In order to implement that strategy, we decided to sell that portion of our Internet services segment that did not fall within our primary area of interest as well as our various media properties. On July 21, 2001 we sold our domain name registration business to VeriSign, Inc. We also signed an International Affiliate Agreement with VeriSign under which we were appointed as an authorized affiliate of VeriSign in Scandinavia, Switzerland, Austria and Italy. In that capacity, we distribute various VeriSign products and services in those countries. VeriSign is the worldwide leader of trusted infrastructure services. VeriSign's digital certificate and payment services provide the critical web identity, authentication and transaction infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications. At the same time we entered into the Affiliate Agreement with VeriSign, VeriSign bought approximately 4.9 million of our common shares, representing approximately 18% of our issued and outstanding common shares, for approximately US$10.4 million. We believe that our affiliation with VeriSign is a critical part of our growth strategy.

            Subsequently, TDC, the cable provider that carries our cable television channels, informed us that the carriage agreement for Bio+ would not be renewed but that the carriage agreement for dk4, our other cable channel, would be extended through March 31, 2004. As a result, all operations relating to Bio+ were merged into dk4 in October 2001 and we sold a 15% interest in dk4 for DKK 12 million, payable in cash, to Parken Sports and Entertainment. In December 2001, we sold the remaining assets of our historical telecommunications business and our print and online media business.

            The sale of our print and online media business requires that the results of operations from that segment of our business be segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 reflect the fact that the print and online media business is treated as a discontinued operation. In addition, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1999 and 2000 have been restated to reflect this fact as well.

            We believe that our products and services, together with our reputation as a customer-service oriented company, provide us with competitive advantages. However, we cannot assure you that we will successfully implement our business strategy.

Critical accounting policies

            The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

            We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements.

            Revenue recognition

            For 1999, 2000 and 2001, until the sale of our domain name registration operations, which was a portion of the internet services segment, we derived revenues from two primary categories: domain name registration service fees and cable and digital television fees.

            Effective October 1, 2000, we changed our method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, our only continuing obligation to the customer was to provide the customer access through one of our servers, resulting in no incremental cost to us, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, we recognize revenues over the period the customer is provided access to the registry through our servers.

            Domain name registration revenues consisted primarily of registration fees charged to customers for domain name registration services. Revenues from the sale or renewal of domain name registration services were deferred and recognized ratably over the registration term, generally one to two years.

            Domain name registration renewal fees were estimated and recorded based on recent renewal and collection rates. Customers were notified of the expiration of their registration in advance, and we recorded the receivables for estimated renewal fees in the month preceding the anniversary date of their registration when we had a right to bill under the terms of domain name registration agreements. The variance between the actual collections and the rate used to estimate the renewal fees was reflected in setting of prospective renewal rates. Fees for renewals and advance extensions to the existing term were deferred until the new incremental period commenced. These fees were then recognized ratably over the new registration term, ranging from one to two years.

            Cable and digital television fees are recognized on a monthly basis when the program is broadcasted.

            Revenues from internet services and web hosting are recognized on accrual basis ratably over the life of the services, generally 12 to 60 months. Other internet services are recognized when the services are rendered.

            Allowance for doubtful accounts

            We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. In addition, we maintain a general reserve for all invoices by applying a percentage based on the age category. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. To date our receivables have not had any particular concentrations that, if not collected, would have a significant impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

            Long-lived assets

            Our long-lived assets consist primarily of goodwill and other intangible assets and property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business.

            Recoverability of long-lived assets is measured by comparison of the carrying amount to estimated future undiscounted net cash flows the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale of an acquisition at the end of its goodwill amortization period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our services, sustainability of gross margins, our ability to integrate acquired companies and achieve economies of scale, and valuation multiples required by investors or buyers. Changes in these estimates could require us to further write down the carrying amount of our long-lived assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the long-lived asset exceeds its fair value.

            Effective January 1, 2002, we will assess impairment of goodwill in accordance with the provisions of SFAS No. 142. The provisions of SFAS No. 142 require that a two-step test be performed. First, the fair value of each of our reporting units will be compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the carrying value exceeds the fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill.

If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

            Common European Currency

            The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Sweden, Denmark and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. With only limited operations in Finland, Austria and Italy, it is unlikely that the introduction of the Euro will have a significant affect on us financially.

            Consolidated Results

            Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

            Net revenue for the year ended December 31, 2001 was DKK 151.9 million, a decrease of DKK 36.7 million, or 19.5%, compared to net revenue of DKK 188.6 million for the year ended December 31, 2000. The table below compares net revenue for both years on a segment-by-segment basis. Both, the Internet services segment and the broadcast media segment showed a decrease in net revenues. The decrease in net revenue in our Internet services segment is attributable to the fact that we sold our domain name registration business on July 21, 2001 and we have yet to realize any significant revenues under our International Affiliate Agreement with VeriSign. The decrease in net revenue in our broadcast media segment reflects a lower payment from the carrier of our dk4 cable television channel compared to last year. The "Other" category reflects our travel business segment that was sold in the second quarter of 2000.

                                   Revenue              Value        Percentage
                                                       Increase       Increase
                              2001         2000       (Decrease)     (Decrease)
                            -------      --------     ----------     ----------
                                          (in thousands of DKK)

Internet services            72,183        94,999       (22,816)         (24.0%)
Broadcast media              79,731        83,005        (3,274)          (3.9%)
Other                             0        10,624       (10,624)        (100.0%)
                            -------      --------      --------       --------
Total                       151,914       188,628       (36,714)         (19.5%)

            Total operating expenses for the year ended December 31, 2001 were DKK 347.9 million, an increase of DKK 57.1 million, or 19.6%, over total operating expenses of DKK 290.9 million for the year ended December 31, 2000. The table shows our operating expenses by category on a segment-by segment basis.


                               Cost of Sales            Value        Percentage
                                                       Increase       Increase
                             2001          2000       (Decrease)     (Decrease)
                            -------      --------     ----------     ----------
                                          (in thousands of DKK)

Internet services            41,902        56,423       (14,521)         (25.7%)
Broadcast media              64,036        61,866         2,170            3.5%
Other                             0        11,547       (11,547)        (100.0%)
                           --------      --------      --------       --------
Total                       105,938       129,836       (23,898)         (18.4%)

                               Sales/Marketing          Value        Percentage
                                                       Increase       Increase
                              2001         2000       (Decrease)     (Decrease)
                            -------      --------     ----------     ----------
                                          (in thousands of DKK)

Internet services            59,126        53,584         5,542           10.3%
Broadcast media               1,117         1,319          (202)         (15.3%)
Other                             0         2,196        (2,196)        (100.0%)
                           --------      --------      --------       --------
Total                        60,243        57,099         3,144            5.5%

                           General/Administration       Value        Percentage
                                                       Increase       Increase
                             2001          2000       (Decrease)     (Decrease)
                            -------      --------     ----------     ----------
                                           (in thousands of DKK)
Internet services            46,512        43,677         2,835            6.5%
Broadcast media               9,677        12,962        (3,285)         (25.3%)
Other                             0         2,469        (2,469)        (100.0%)
                            -------      --------      --------       --------
Total                        56,189        59,108        (2,919)          (4.9%)

                              Depreciation/Amor-        Value        Percentage
                            tization and write-off     Increase       Increase
                              2001         2000       (Decrease)     (Decrease)
                            -------      --------     ----------     ----------
                                          (in thousands of DKK)
Internet services            90,572        26,301        64,271          244.4%
Broadcast media              34,980        18,009        16,971           94.2%
Other                             0           517          (517)        (100.0%)
                            -------      --------      --------       --------
Total                       125,552        44,827        80,725          180.1%

            In connection with our Internet services business, costs of sales decreased. The decrease in cost of sales is attributable to the sale of our domain name registration business in July 2001. The increase in sales and marketing expenses and general and administrative expenses is attributable to the development of our trusted Internet infrastructure services business. The increase in depreciation and amortization expenses reflects a write down of goodwill. In connection with our broadcast media segment, cost of sales increased 3.5% as a result of purchases of additional programming. The decrease in sales and marketing expenses and general and administrative expenses is attributable to the merging of all operations relating to Bio+ with dk4. Depreciation and amortization expenses increased 94.2% as a result of a write down of goodwill.

            For the year ended December 31, 2001, the gross profit margin for our Internet services segment was DKK 30.3 million, or 42.0% of segment net revenues. For the year ended December 31, 2000, the gross profit margin for our Internet services business was DKK 38.6 million, or 40.6% of segment net revenues. In the case of our broadcast media segment, the gross profit margin for 2001 was DKK 15.7 million, or 19.7% of segment net revenues while the gross profit margin for 2000 was DKK 21.1 million, or 25.4% of segment net revenues. This decrease in gross profit margin is attributable to additional programming costs that were incurred in 2001.

            Our operating loss for the year ended December 31, 2001 was DKK
196.0 million compared to a loss of DKK 102.2 million for the year ended December 31, 2000. The operating loss for our Internet services business for 2001 was DKK 165.9 million compared to a loss of DKK 85.0 million for the year ended December 31, 2000. The operating loss for our broadcast media business for 2001 was DKK 30.1 million compared to a loss of DKK 11.2 million for 2000. Most of these losses are attributable to the write down of goodwill to reflect the fair market value of certain acquired assets.

            For 2001, we had interest income of DKK 2.3 million and interest expense of DKK 0.3 million. For 2000, interest income was DKK 0.9 million and interest expense was DKK 0.6 million. The additional interest income in 2001 reflects our higher cash balances, which, in turn, are attributable to the VeriSign investment and proceeds from the sale of our various businesses during the year.

            For 2001, we had a net foreign exchange loss of DKK 2.9 million compared to a net foreign exchange gain of DKK 2.9 million in 2000. The difference of DKK 5.8 million is attributable to unrealized losses on adjustments made at year end reflecting differences between the exchange rate at the date of the transaction and the exchange rate at year end or realized loss due to a time difference between the transaction date and the realization date.

            In 2001 we realized DKK 213.2 million (approximately $25.4 million) of gains from sales of businesses, including our domain name registration business, our print publication business and a 15% interest in our broadcast business.

            The adjustment for minority interest for the year ended December 31, 2001 was DKK 2.0 million, all of which is attributable to our Internet services segment.

            Our net income for the year ended December 31, 2001 was DKK 7.7 million compared to a net loss of DKK 154.4 million for the year ended December 31, 2000. This difference of DKK 156.2 million is almost entirely attributable to the sale of our domain name registration business.

            Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

            Net revenue for 2000 was DKK 188.6 million, an increase of DKK 79.1 million, or 72%, over net revenue of DKK 109.5 million for 1999. Net revenue for 2000 reflects the application of SAB101, which was adopted in the fourth quarter of 2000 and applied retroactively to January 1, 2000. Under SAB101 revenues from domain name registration services are recognized over 12 to 24 months rather than in the month the name is registered. This reduced our net revenue for 2000 by DKK 20.7 million. Excluding the effect of the change in accounting principles, net revenues increased by 91.1% compared to 1999. Net revenue for 2000 were partly offset by the sale of the travel operations as of March 31, 2000 and by a continued decline in telephone and other telecommunications-related services.

            Our net revenues were derived from our various operating units in the following approximate amounts:

                                                           1999        2000
                                                           ----        ----
                                                         (in thousands of DKK)

        Internet services                                  66,946     94,999
        Broadcast media                                    13,544     83,005
        Other                                              29,058     10,624
                                                          -------    -------
               Total                                      109,548    188,628
                                                          =======    =======

            Net revenue from Internet services increased by DKK 28.1 million or 41.9%. This increase was mainly due to increased sales of Internet products and services in the Swedish and Norwegian markets, together with net revenues resulting from the newly-acquired Internet services. The increase was partly offset by changes in accounting principles in order to conform with the new revenue recognition rules (SAB 101). The increase in net revenue from our broadcast media unit is primarily due to the fact that 2000 was the first full year of operations for that business.

            Total operating expenses for 2000 were DKK 290.9 million, an increase of DKK 139.3 million, or 91.9%, over total operating expenses of DKK
151.6 million for 1999. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative costs and depreciation and amortization. In general, the increases in operating expenses are attributable to the expansion of our operations, including acquisitions of new businesses. For example, in connection with our Internet services segment, total operating expenses for 2000 increased by DKK 73.7 million, or 69.3% over 1999 total operating expenses. Approximately, 38% of this increase was attributable to operating expenses in the newly acquired Internet services business. The table below reflects the allocation of the various components of total operating costs to our different areas of operations.

                                                            Sales/                   General/                Depreciation/
                              Cost of Sales                Marketing              Administration             Amortization
                           --------------------      --------------------      --------------------      --------------------
                             1999         2000         1999         2000         1999         2000         1999         2000
                           -------      -------      -------      -------      -------      -------      -------      -------
                                                                 (in thousands of DKK)
Internet services           37,835       56,423       33,405       53,584       30,597       43,677        4,428       26,301
Broadcasting media           9,867       61,866          248        1,319        2,154       12,962        4,091       18,009
Other                       23,975       11,547        2,945        2,196          959        2,469        1,104          517
                           -------      -------      -------      -------      -------      -------      -------      -------
         Total              71,677      129,836       36,598       57,099       33,710       59,108        9,623       44,827
                           =======      =======      =======      =======      =======      =======      =======      =======

            Cost of sales for 2000 was DKK 129.8 million, an increase of DKK
58.1 million or 81.0%, from cost of sales of DKK 71.7 million for 1999. Selling and marketing expenses for 2000 were DKK 57.1 million, an increase of DKK 20.5 million, or 56%, from selling and marketing expenses of DKK 36.6 million in 1999. General and administrative expenses for 2000 were DKK 59.1 million, an increase of DKK 25.4 million, or 75.4%, over general and administrative expenses of DKK 33.7 million in 1999.

            As a percentage of net revenue, sale and marketing expenses decreased, from 33.4% in 1999 to 30.3% in 2000, notwithstanding that our net revenues in 2000 were lower than they would have been if the accounting principles had not been changed as a result of SAB 101. This decrease reflects the increasing volume of our business. Selling and marketing expenditures as a percentage of net revenues is lower for our media operations than it is for our Internet operations. This reflects the more established nature of the media operations. As a result of the application of SAB 101, net revenues from Internet services did not grow as much. Therefore, as a percentage of net revenues from Internet services, selling and marketing expenditures for the Internet services rose from 49.9% in 1999 to 56.4% in 2000.

            The increase in general and administrative costs is principally the result of an increase in the number of finance and administration employees, which, in turn, was a result of acquisitions made during the year. General and administrative expenses as a percentage of net revenues rose from 30.8% in 1999 to 31.3% in 2000.

            Depreciation and amortization charges in 2000 increased by approximately 365.8% over 1999 levels. This is principally the result of the write-off of goodwill associated with the businesses acquired in 1999 and 2000.

            Our operating loss for 2000 was DKK 102.2 million compared to DKK
42.1 million for 1999. The operating loss for our Internet services business for 2000 was DKK 85.0 million compared to DKK 39.3 million operating loss in 1999. The operating loss for our broadcast media business for 2000 was DKK 11.2 million compared to DKK 2.8 million for the year earlier.

            Our overall gross profit margin in 2000 was 31.2% compared to 34.6% in 1999. This decrease is mainly due to three factors. First, gross margins in our travel business, which we sold in March 2000, fell from 17.5% in 1999 to -8.7% in 2000. Second, gross profit margins in our media operations are much lower than the gross profit margins in our Internet operations. Since our media properties were acquired in the third and fourth quarters of 1999, 2000 was the first full year for our media operations. Third, as a result of the application of SAB 101 for the first time in 2000, the gross profit margin in Internet services fell from 43% in 1999 to 41%.

            For 2000, we had interest income of DKK 0.9 million and interest expense of DKK 0.6 million. For 1999, interest income was DKK 0.4 million and interest expense was DKK 1.0 million.

            For 2000, we had a net foreign exchange gain of DKK 2.9 million compared to a net foreign exchange loss of DKK 0.5 million in 1999.

            Income taxes of DKK 2.0 million in 2000 includes current taxes of DKK 1.7 million and taxes for previous years of DKK 0.3 million.

            The minority interest loss of DKK 0.4 million in 2000 comprises a gain in the Internet services of DKK 0.6 million and a loss in the broadcast media operations of DKK 1.0 million.

            Our net loss for 2000 was DKK 146.7 million compared to a net loss of DKK 43.2 million for 1999.

B. Liquidity and Capital Resources

            Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At December 31, 2001, cash balances, short-term investments and restricted cash stood at DKK 155.7 million compared to DKK 60.1 million as at December 31, 2000. At December 31, 2001, we had working capital of DKK 140.8 million, primarily reflecting cash, short-term investments and restricted cash.

            At December 31, 2001, we had DKK 4.010 million under our outstanding lines of credit, all of which had been drawn down. Interest is payable on the lines at floating rates based on the market rates of the major banks. The weighted average interest rate as of December 31, 2001 was 7.1%. In Denmark, lines of credit, such as those used by us, can be cancelled upon three months' notice. Any termination would result in the principal and interest becoming due and payable immediately. Each of the lines of credit has been used for working capital purposes.

            For the year ended December 31, 2001, cash used in operations was DKK 109.8 million compared to DKK 57.3 million for the prior year, an increase of DKK 52.5 million. The increase is primarily due to an increase in cash used for "Inventories and other assets" of DKK 20.3 million, an increase in accrued expenses of DKK 19.4 million, and a decrease in deferred revenue of DKK 53.5 million.

            For the year ended December 31, 2001, cash provided by investing activities was DKK 73.9 million compared to cash used in investing activities DKK 59.7 million for the prior year, an increase of DKK 133.6 million. The increase is primarily due to the sale of our domain name registration service business and the print and online media business segment in 2001.

            For the year ended December 31, 2001, cash provided by financing activities was DKK 79.6 million compared to DKK 118.2 million for the prior year, a decrease of DKK 38.6 million. The decrease is primarily due to a decrease of DKK 28.1 million, in short-term borrowings, and a decrease of DKK
41.5 million, in restricted cash, offset by an increase of DKK 34.5 million in proceeds from the issuance of common shares upon exercise of public warrants during 2001.

            Our capital expenditures for the year ended December 31, 2001 were DKK 142.5 million. These expenditures primarily relate to investments in the VeriSign affiliation platform in seven European countries.

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

            Commitments

            In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of trusted Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, we provide VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria, Switzerland and Italy. As part this new operations EuroTrust has entered into minimum royalty agreements with VeriSign, which are non-cancellable until November 30, 2006. The minimum royalties pursuant to these agreements amount to approximately USD 35 million.

            Impact of Recently Issued Accounting Standards

            In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

            Under SFAS No. 141 all business combinations will be accounted for under the purchase method for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. We adopted the provisions of SFAS No. 141 on July 1, 2001. The adoption of SFAS No. 141 is not expected to have a significant impact on our financial position or results of operations.

            SFAS No. 142 requires that goodwill resulting from a business combination will no longer be amortized to earnings, but instead be reviewed for impairment. EuroTrust is required to adopt SFAS No. 142 as of January 1, 2002. For goodwill resulting from business combinations prior to July 1, 2001, amortization of goodwill continued through December 31, 2001, but ceased commencing January 1, 2002. For business combinations occurring on or after July 1, 2001, the associated goodwill will not be amortized. Upon adoption of SFAS No. 142, we are required to perform a transitional impairment test for all recorded goodwill within six months and, if necessary, determine the amount of an impairment loss by December 31, 2002. The adoption of SFAS No. 142 will reduce the amount of amortization of goodwill and intangible assets with an indefinite life. EuroTrust does not have intangibles with an indefinite life. It is still in the process of determining the effects of SFAS No. 142.

            In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the obligation is incurred. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 as it related to the disposal of a segment of a business. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 effective January 1, 2002 and SFAS No. 143 will be adopted effective January 1, 2003. The effect of adopting these Statements is not expected to have a material effect on ours consolidated financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

            The following table sets forth, as of June 20, 2002, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                                      Date Became A
         Name and Position              Age             Principal Occupation and Address             Director/Officer
------------------------------------  -------  -------------------------------------------------  -------------------
Aldo M.N. Petersen(1)                           Chief Executive Officer of
  President, Chief Executive                    EuroTrust A/S
  Officer, Managing director, and               Toldbodgade 63
  director........................      40      1253 Copenhagen
                                                Denmark                                              January 1988

Bertel E. Jensen                                Chief Financial Officer of
  Chief Financial Officer.........      51      EuroTrust A/S
                                                Toldbodgade 63
                                                1253 Copenhagen
                                                Denmark                                               April 1995

Karoly Laszlo Nemeth(1)(2)                      Chairman of the Board of
  Chairman of the board...........      60      Nemeth & Sigetty A/S
                                                Frederiksgade 21,4.
                                                1265 Copenhagen
                                                Denmark                                              January 1988

John J. Stuart, Jr.(1)(2)                       Chief Financial Officer of
  Director........................      62      Irvine Sensors Corporation
                                                3001 Redhill Avenue
                                                Costa Mesa, CA 92626-4532
                                                USA                                                    May 1999

Brian Mertz Pedersen                            Chief Operating Officer of
  Chief Operating Officer.........      26      EuroTrust A/S
                                                Toldbodgade 63
                                                1253 Copenhagen
                                                Denmark                                              November 2001

Hisham El-Manawy                                Vice President of Sales - EMEA
  Director........................      43      VeriSign
                                                Ave Des Genets 9
                                                1332 Genval - Belgium                                December 2001

Mogens Moller                                   Finance Director and Head of the
  Director........................      44      Treasury Department of
                                                Arla Foods
                                                Skanderborgvej 277
                                                8260 Viby J.                                         December 2001

Marco Landi                                     President and Co-founder of Atlantis
  Director........................      59      Via Caravaggio 26
                                                Casalecchio de Reno
                                                Itally                                               December 2001

-----------
(1)   Member, audit committee of the Board of Directors.

(2)   Member, compensation committee of the Board of Directors.

ALDO M.N. PETERSEN, President, Chief Executive Officer, Managing Director and Director

            Mr. Petersen has been our President, Chief Executive Officer, Managing Director and a member of our board of directors since January 1988. He also serves as chairman of the board of each of our wholly-owned subsidiaries, and is a principal investor of F.C. Copenhagen, the Copenhagen professional soccer team. Mr. Petersen holds a degree in economics from the Copenhagen Business School.

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

BRIAN MERTZ PEDERSEN, Chief Operating Officer

            Mr. Pedersen has served as our Chief Operating Officer since November 2001. From April through November 2001, he served as Managing Director of EuroTrust Denmark A/S and euro909.dk A/S. Mr. Pedersen was the founder of the IT security enterprise Virus112.com A/S, which was sold to EuroTrust in December of 2000, and continues to be active in its day-to-day operations as a member of the Virus112 board of directors. He also serves as a director of EuroTrust Netvaulting A/S, a EuroTrust A/S subsidiary. Outside of EuroTrust, Mr. Pedersen serves as a director of Blu Entertainment, a Danish TV production company, and on the advisory boards of several other Danish companies. Mr. Pedersen has a degree in marketing and business administration.

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

HISHAM EL-MANAWY, Director

            Mr. El-Manawy was elected to our board of directors on December 6, 2001 at an Extraordinary General Meeting. Mr. El-Manawy is Vice President of Europe, the Middle East and Africa for Verisign, Inc., a leading provider of e-business infrastructure services. He formerly was Executive Vice President and co-founder of Telesonique, a telecommunications provider in Switzerland, and served as International Director of the Business Communications Services for Elsag.

MOGENS M0LLER, Director

            Mr. M0ller was elected to our board of directors on December 6, 2001 at an Extraordinary General Meeting. Mr. M0ller is the Finance Director and Head of the Treasury Department of Arla Foods, Europe's largest dairy. He formerly served as Treasurer of Grundfos International A/S, a manufacturer of centrifugal pumps, electric motors, and accessories, and also was employed by Danske Bank in corporate finance.

MARCO LANDI, Director

            Mr. Landi was elected to our board of directors on December 6, 2001 at an Extraordinary General Meeting. Mr. Landi is President and co-founder of Atlantis, a consulting firm specializing in IT and telecommunications. He previously was Chief Executive Officer of NavLink Inc., a global Internet consulting and IP network integration firm. Mr. Landi also has served as President of BMC Software, Inc. Europe, Middle East and Africa, an independent systems software vendor. He spent three years with Apple Computer, Inc., a leading manufacturer of personal computers and related communications solutions, working as President of the company's European, Middle Eastern and African division and as its Chief Operating Officer. And for 25 years, he worked for Texas Instruments Incorporated, a global semiconductor company and leading provider of digital signal processing solutions, serving for several years as President of its European, Middle Eastern, African operations and as President of its Asian Pacific operations.

            There are no family relationships among any of our directors and executive officers or those of our subsidiaries.

B. Compensation

            Executive Compensation

            Cash compensation paid by us and our subsidiaries for the year ended December 31, 2001 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 3.5 million (approximately $417,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution totaled approximately DKK 464,000 (approximately $55,000).

            Options

            Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2001 and are set forth in the following table:

                                        Securities Underlying           Exercise Price
               Name                           Options(1)                 Per Share ($)            Expiration Date
-----------------------------------    -------------------------     ----------------------    -----------------------
Aldo M. N. Petersen                            400,000                      1.7100                  May 10, 2006
Bertel E. Jensen                               200,000                      1.7100                  May 10, 2006
Brian Mertz Pedersen                           125,000                      1.0800                 April 1, 2005
Brian Mertz Pedersen                           500,000                      1.0500                 April 1, 2005

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

C. Board practices

            The board of directors may consist of between three and seven members. As of June 20, 2002, the board consisted of six members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

            Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of the current directors, Messrs. Aldo M.N. Petersen, Karoly Laszlo Nemeth, John J. Stuart, Jr., Hisham El-Manawy, Mogens Moller and Marco Landi were re-elected at the annual general meeting held on May 30, 2002. Each executive officer will serve until his or her successor is duly appointed or elected by the board of directors or his or her earlier removal or resignation from office.

            There is no restriction on the re-election of directors. The quorum for a meeting of the board of directors is a simple majority. All members of the board of directors have equal voting rights and all resolutions are passed by a simple majority.

            Our executive officers serve at the discretion of the board of directors. Our executive officers have the following citizenship.

        Name                           Citizenship
        ------------------------------------------------------------

        ALDO M.N. PETERSEN             Danish
        BERTEL E. JENSEN               Danish
        KAROLY LASZLO NEMETH           Danish
        BRIAN MERTZ PEDERSEN           Danish
        JOHN J. STUART, JR.            U.S.
        HISHAM EL-MANAWY               Egyptian
        MOGENS MOLLER                  Danish
        MARCO LANDI                    Italian

            There are no agreements with our board members that provide for the payment of benefits upon termination of their directorship.

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

            Indemnification

            Except to the extent indicated below, neither our Articles of Association nor any contract or other arrangement to which we are a party contains any provision under which any of our directors, members of management or officers are insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as a director or an officer.

            We have obtained an insurance policy under which our directors and officers are insured against losses arising from their acts or omissions in their capacities as directors or officers up to $5,000,000. This policy has a $150,000 deductible.

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

D. Employees

            As of December 31, 2001, we had 166 employees, a decrease of 206 employees from the prior year. All 166 employees are located in Denmark. This decrease is primarily attributable to the sale of our domain name registration services business to VeriSign in July 2001. The sale included our Internet domain name registration business in Denmark (transfer of assets), Sweden, Norway, France and Germany. The table below gives a breakdown of our employees and area of employment:

                Sales and marketing                             41
                Customer service and support                    19
                Technical                                       66
                Finance and administration                      36
                Other                                            4
                                                              ----
                     Totals                                    166
                                                              ====

            Some of our employees are members of various labor unions; however, we are not required to, and we do not have agreements with any union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

            Competition in the recruiting of highly-qualified personnel in the Internet-related services industry is intense. We believe that our future success will depend, in part, on our continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, we have not experienced any difficulty in attracting and retaining qualified personnel, but we can provide no assurance that we will be able to continue to attract and retain qualified personnel in the future.

            We believe that our relations with our union and non-union employees are good.

E. Share Ownership

            The following table sets forth the ownership of our ordinary shares and/or ADSs by the individuals named in Item 6.A., as of June 20, 2002.

                Name                 Number of Shares (1)      Percent (2)
--------------------------------   -----------------------    -------------
Aldo M.N. Petersen                        2,964,481              10.35%
Karoly Laszlo Nemeth                          *                     *
Brian Mertz                               1,063,000               3.78%
John J. Stuart, Jr.                           *                     *
Hisham El-Manawy                              *                     *
Bertel E. Jensen                          1,146,814               4.04%
Mogens M0ller                                 *                     *
Marco Landi                                   *                     *
All officers and directors                5,565,395              17.88%
    As a group (8 persons) (3)

-----------------------
*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to warrants and options currently exercisable or exercisable within 60 days of June 20, 2002 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 27,204,890 Ordinary shares outstanding as of June 20, 2002. Of this amount, 19,731,063 ordinary shares have been deposited and ADSs issued under the Deposit Agreement with The Bank of New York.

(3) Includes 2,577,900 ordinary shares underlying exercisable options and 3,919,445 ordinary shares underlying exercisable warrants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

            The following table sets forth information, as of June 20, 2002 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

                                                     Shares Beneficially
                                                            Owned
                                                  -------------------------
       Name of Beneficial Owner(1)                Number(1)      Percent(2)
       ---------------------------                ---------      ----------

VeriSign Inc. ...............................      4,896,880      18.00%
Aldo M.N. Petersen (3).......................      2,964,481      10.35%
                                                  ----------------------
Total .......................................      7,861,361      28.35%
                                                  ======================

-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of June 20, 2002 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

(2) Based on 27,204,890 ordinary shares outstanding as of June 20, 2002. Of this amount, 19,731,063 ordinary shares have been deposited and ADSs issued under the Deposit Agreement with The Bank of New York.

(3) Includes an aggregate of 1,519,750 ordinary shares owned by TP Invest ApS, APE Invest ApS and PSE 2123 A/S, which shares are attributable to Mr. Petersen and 539,747 ordinary shares underlying exercisable warrants.

            Except, as set forth in the table above, to our knowledge, in the last three years, there has not been any significant change in ownership by major shareholders. Our major shareholders do not have different voting rights. The portion of our ordinary shares held in the United States is 72.52% and the number of record holders is 52.

            We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may at a subsequent date result in a change of control.

B. Related Party Transactions

            Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

            See Item 18. "Financial Statements" and pages F-1 through F-26 of this report.

Legal Proceedings

            We purchased property outside Copenhagen in May 2000. Subsequently, we entered into an agreement with J.A.Mortensen Inventar & Bygning A/S, a turnkey contractor, to renovate the entire building. Because of delay and material defects and deficiencies, we filed a lawsuit against the turnkey contractor in early 2001. The amount claimed totaled approximately DKK 2.0 million (approximately $250,000). We are currently awaiting a response by the defendant, and the results of an independent technical report which we believe will be favorable to our claim.

            Telia A/S filed a claim against us for the amount of DKK 6 million alleging that we breached the shareholders' agreement between us and Telia A/S with respect to Chili A/S shares. We believe that their claim is unwarranted and will be vigorously defended to the fullest extent of the law.

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

B. Significant Changes

            In April 2002 we entered into an agreement with Excelsa Spa, an Italian Internet-based video surveillance company, to acquire a 10 percent ownership interest, with an option to acquire an additional 10 percent, along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.

            In February 2002 we entered into a joint venture agreement with WISeKey SA ("WISeKey"). Under this agreement, we transferred the following assets to the joint venture entity, SwissEtrust AG ("SwissEtrust"): (i) our Switzerland-specific Affiliate Agreement with VeriSign; (ii) our Swiss clients; and (iii) the rights to market and sell the Virus112 concept through Switzerland. Similarly, WISeKey transferred the following assets to SwissEtrust:

      o     its Switzerland-specific Affiliate Agreement with VeriSign;

      o     selected WISeKey accounts based in Switzerland;

      o     the VeriSign Onsite Full solution bought from us in December 2001;
            and

      o     its reseller relationships and networks in Switzerland.

            In addition, we transferred all of our Swiss-based employees to SwissEtrust and WISeKey transferred certain of its employees. Ownership of SwissEtrust is divided equally between WISeKey and us.

            In January 2002, together with Firstream SA, each of us acquiring an equal percentage, we acquired 67% of Alphasys SA, a Paris-based e-security firm.

            In October 2001, we sold our print media business, All Media Holdings A/S, to JTJExpress A/S, the sole distributor of Chili magazine for the past several years.

ITEM 9. THE OFFER AND LISTING

A. Title

            Our ordinary shares do not trade on any exchange or in the over-the-counter market in any country. However, our ADSs trade on the Nasdaq National Market under the symbol "EURO". Before December 10, 2001, the ADS was traded on the Nasdaq National Market under the symbol "ENON". Each ADS represents one ordinary share. On December, 31, 2001 we had 19,731,063 ordinary shares deposited with the Bank of New York under a Deposit Agreement.

            The following table sets forth, for the periods indicated, the range of high and low market prices per ADS as reported on the Nasdaq National Market. The prices shown below represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                                      High        Low
                                                      ----        ---

        Year Ended December 31, 1997:                $8.0000    $4.0000

        Year Ended December 31, 1998:                $5.8800    $1.0000

        Year Ending December 31, 1999:              $28.6300    $2.0625

        Year Ending December 31, 2000:
            First Quarter                           $33.7500   $13.2500
            Second Quarter                          $20.8750    $5.8125
            Third Quarter                            $8.1875    $4.1250
            Fourth Quarter                           $4.5000    $1.3750

        Year Ending December 31, 2001:
            First Quarter                            $4.7500    $1.1880
            Second Quarter                           $2.5400    $1.2600
            Third Quarter                            $2.3400    $1.0200
            Fourth Quarter                           $1.3700    $0.9500

        Month Ending:
            May 31, 2002                             $0.9800    $0.6500
            April 30, 2002                           $1.1000    $0.8000
            March 31, 2002                           $1.1900    $1.0300
            February 28, 2002                        $1.3400    $0.9200
            January 31, 2002                         $1.4200    $1.2400
            December 31, 2001                        $1.3000    $1.0800

B. Plan of Distribution

            Not required because this Form 20-F is filed as an Annual Report.

C. Markets

            Our ordinary shares are not traded on any stock exchange or over-the-counter market. However, our ADSs are traded on the Nasdaq National Market under the symbol "EURO". Before December 10, 2001, they traded under the symbol "ENON".

D. Selling Shareholders

            Not required because this Form 20-F is filed as an Annual Report.

E. Dilution

            Not required because this Form 20-F is filed as an Annual Report.

F. Expenses of the Issue

            Not required because this Form 20-F is filed as an Annual Report.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

            Not required because this Form 20-F is filed as an Annual Report.

B. Memorandum and articles of association

            See Exhibit 1.1.

C. Material Contracts

            On November 17, 2000, we entered into an international affiliate agreement ("Affiliate Agreement") with VeriSign, Inc. ("VeriSign"), a Delaware corporation and a provider of Internet Trust services and products.

            In general, under the Affiliate Agreement:

                  o We became an affiliate of VeriSign, as a member of the VeriSign Global Affiliate Network, for the distribution and delivery of VeriSign's Internet Trust services and products within Denmark, Norway, Sweden, Finland, Austria, Switzerland and Italy (the "Territory");

                  o VeriSign granted to us the nonexclusive, nontransferable right and license to use the VeriSign Software for the purposes of approving, issuing, suspending or revoking digital certificates within the Territory;

                  o We agreed not to compete with VeriSign during its term and any renewal periods. The agreement has a five year term and at our option automatically renewable for additional five one year periods based on our meeting of certain market performance and minimum royalty requirements;

                  o We are required to meet certain market performance criteria; and

                  o Among other rights, we have a right to market and promote our affiliation with VeriSign as an authorized VeriSign International Affiliate for VeriSign certificates and certificate services.

            In addition, as a member of the VeriSign Global Affiliate Network, VeriSign provides us with a combination of technology, support and marketing services to facilitate the initial deployment and on-going delivery of various digital certificate services. VeriSign also provides us with the appropriate business readiness services to facilitate the efficient and timely rollout of their digital certificate offerings. These readiness services may include Service Center or Processing Center installation and integration services, facility and network design consulting, technical and customer support documentation and training, sales and marketing support, operating practice templates and local market customization.

            We are also a member of the VeriSign Trust Network (VTN), a global network of digital certificate service providers that operate with common technology, infrastructure and practices to enable digital certificate interoperability on a worldwide basis.

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

E. Taxation

            The following summary contains a description of the material United States federal income tax and Danish tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a beneficial owner that (i) is an individual citizen or resident in the United States (for United States federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source, (ii) is not also a resident or corporation of Denmark and is not domiciled in Denmark,
(iii) does not hold ordinary shares or ADSs in connection with any permanent establishment or fixed base in Denmark, (iv) does not own, and has not owned (directly, indirectly or by attribution) at any time, 10% or more of our total combined voting power or equity, and (v) holds ordinary shares or ADSs as capital assets. The term "United States holder," as used in this summary, means a beneficial owner of ordinary shares or ADSs meeting these requirements.

            The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this report and the current Income Tax Treaty between the United States and the Kingdom of Denmark (the "Treaty"), which is a generally effective as of January 1, 2001. We cannot assure you that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained in this report. Also, changes in United States and Danish law and the Treaty made after the date of this report could have retroactive effect.

            The following summary does not consider or discuss the tax laws of any country other than the United States or Denmark. This summary does not describe United States federal estate and gift tax considerations, or state, local or provincial tax considerations. Furthermore, it does not address United States federal income tax or Danish tax considerations that apply to United States holders of our ordinary shares or ADSs who are also subject to taxing jurisdictions other than or in addition to the United States. Finally, it does not address all possible categories of United States holders, some of whom (such as financial institutions, trusts, estates, insurance companies, dealers in securities, certain retirement plans and tax exempt organizations) may be subject to special rules.

            THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS. UNITED STATES HOLDERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs.

            United States Tax Consequences of Ownership of Ordinary Shares or ADSs.

            Dividends. For United States federal income tax purposes, the gross amount of all dividends (that is, the amount before reduction for Danish withholding tax) paid to a United States holder with respect to ordinary shares or ADSs out of our current or accumulated earnings and profits ("E&P") will be taxable for United States federal income taxation as a foreign source dividend income. As such, these dividends are not eligible for the dividends received deduction otherwise available to United States corporations in connection with dividends received from United States corporations. To the extent that a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the Untied States holder's basis, and then, as gain from the sale of a capital asset.

            For United States federal income tax purposes, the amount of any dividend paid in Danish kroner will be the United States dollar value of the kroner at the exchange rate in effect on the date of receipt, whether or not the kroner is converted into United States dollars at that time.

            The withholding tax imposed by Denmark generally is a creditable foreign tax for United States federal income tax purposes. As a result, a United States holder generally will be entitled to include the amount withheld as foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the United States holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code")). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. United States holders who hold ordinary shares or ADSs should consult their tax advisors regarding the availability of the foreign tax credit.

            Backup withholding, imposed at the rate of 31%, may apply to a United States holder in connection with the sale or exchange of ordinary shares or ADSs. Generally, backup withholding does not apply to a United States holder
(i) that is a corporation or comes within certain other exempt categories or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

            Sale or other disposition of Ordinary Shares or ADSs. Gain or loss recognized by a United States holder on the sale or other disposition of ordinary shares or ADSs will be taxable for United States federal income tax purposes as capital gain or loss in an amount equal to the difference between such United States holder's basis in the ordinary shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long term if the securities were held for more than 12 months and will be short term if they were held for less than 12 months. Capital losses are generally deductible only against capital gains and not against ordinary income.

            Capital gain recognized by a United States holder on the sale or other disposition of ordinary shares or ADSs will be United States source gain. Losses from the sale of ordinary shares or ADSs would generally be sourced in the same manner as gains from the sale of such ordinary shares or ADSs. However, treasury regulations include a dividend recapture rule and other exceptions that may apply. United States holders of ordinary shares or ADSs should consult their tax advisors regarding the proper treatment of such losses.

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

            In general, a Danish withholding tax of 28% is levied on all dividends. However, corporate shareholders holding at least 25% of the share capital for a consecutive period for at least one year may be exempt from Danish withholding tax on dividends. Further, a United States holder (individual or a company) may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under the Treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. The rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital. We do not presently contemplate the payment of any dividends on our ordinary shares or ADSs. However, should we decide to make payment of dividend, we will apply to the Danish tax authorities for a blanket exemption allowing us to withhold only 15% of all gross dividends paid to a United States holder. While we believe that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

            Sale or other disposition of Ordinary Shares or ADSs. Capital gains realized by United States holders upon the sale or other disposition of ordinary shares or ADSs may be exempt from Danish tax.

            Danish Share Transfer Duty.

            No Danish share transfer duty is levied on the disposal of ordinary shares or ADSs.

            Danish Estate and Gift Taxes.

            Generally, if a United States holder acquires or disposes of ordinary shares or ADSs by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of ordinary shares or ADSs to a close relative resident in Denmark other than a spouse, the gift may be subject to Danish gift tax. However, the tax is subject to relief, in the form of a credit, under the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.

F. Dividends and Paying Agents

            Not required because this Form 20-F is filed as an Annual Report.

G. Statements by Experts

            Not required because this Form 20-F is filed as an Annual Report.

H. Documents on Display

            We are subject to the information requirements of the Securities Exchange Act of 1934, as amended and, to the extent required, we file periodic reports and other information with the Securities and Exchange Commission. These reports and information are available and may be copied at the public reference facilities listed below. We intend to give our shareholders annual reports containing audited financial statements and a report thereon from our independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

            Statements made in this annual report about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

            You can obtain a copy of the exhibits hereto and other information about us at the public reference facilities of the Securities and Exchange Commission located at:

                           Public Reference Room 1024
                                 Judiciary Plaza
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

            You may obtain information about the operation of the public reference facility by calling the Securities and Exchange Commission at (800) 732-0330.

            We will also provide our stockholders with proxy statements prepared according to Danish law. As a Danish company, we are exempt from the Exchange Act rules about the provision and content of proxy statements and about short-swing profit reporting and liability.

I. Subsidiary Information

            Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            Generally, we do not engage in hedging activities or utilize other market-risk sensitive instruments. At December 31, 2001, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. Throughout the year 2001 and specifically at December 31, 2001, we had no material foreign exchange contracts outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not required because this Form 20-F is filed as an Annual Report.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not applicable.

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

            Not applicable. See Item 18, below.

ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 through F-26.

ITEM 19. EXHIBITS

      1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 *

      1.2   Rules of Procedures of the Registrant, as amended (1)

      4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 *(3)

      4.3 Employment Agreement between the Registrant and Aldo Petersen, dated March 1, 1995 (2)

      8.1   List of the Subsidiaries of the Registrant *

-----------
* Included herewith.

(1) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

(3) Portions of this Exhibit, will be filed separately with the Commission in reliance on Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the Registrant's request for confidential treatment.

                                   SIGNATURES

            Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Soborg, Denmark.

                               EUROTRUST A/S


Dated: June 27, 2002           By:  /s/ Aldo M.N. Petersen
                                  -----------------------------------------
                                  Aldo M.N. Petersen
                                  Chief Executive Officer
                                  (Principal Executive Officer)


Dated: June 27, 2002           By:  /s/ Bertel E. Jensen
                                  -----------------------------------------
                                  Bertel E. Jensen
                                  Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

                                INDEX TO EXHIBITS

                                    Exhibits

      1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 *

      1.2   Rules of Procedures of the Registrant, as amended (1)

      4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 *(3)


      4.3 Employment Agreement between the Registrant and Aldo Petersen, dated March 1, 1995 (2)

      8.1   List of the Subsidiaries of the Registrant *

-----------
* Included herewith.

(1) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

(3) Portions of this Exhibit, will be filed separately with the Commission in reliance on Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the Registrant's request for confidential treatment.

                                  EUROTRUST A/S
                        Formerly known as Euro909.com A/S

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report...............................................  F-2
Consolidated Balance Sheets at December 31, 2000 and 2001 .................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
   1999, 2000 and 2001 ....................................................  F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1999, 2000 and 2001 .......................................  F-7
Consolidated Statements of Cash Flows for the Years Ended December 31,
   1999, 2000 and 2001 ....................................................  F-8
Notes to Consolidated Financial Statements ................................  F-9

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
EuroTrust A/S

      We have audited the accompanying consolidated balance sheets of EuroTrust A/S (formerly known as euro909.com A/S) as of December 31, 2000 and 2001 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S at December 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                       /s/ ERNST & YOUNG


Copenhagen, Denmark
May 28, 2002

                                  EUROTRUST A/S
                           CONSOLIDATED BALANCE SHEETS
       (in thousands, except per share data and where otherwise indicated)

                                                                                    December 31,
                                                                                    ------------
                                                                           2000          2001          2001
                                                                         --------      --------      --------
                                                                            DKK           DKK           USD
ASSETS
Current assets:
     Cash and cash equivalents                                             48,643        94,051        11,184
     Cash and cash equivalents of discontinued operations                     439             0             0
     Restricted cash                                                           76        41,607         4,948
     Short-term investments                                                11,338        16,963         2,017
     Accounts receivable trade, net of allowances
       of DKK 7,928 in 2000, DKK  7,640 in 2001                            35,146        24,505         2,914
     Accounts receivable trade, net of allowances of discontinued
       operations                                                           5,073             0             0
     Related party receivable                                                   0         3,084           367
     Broadcasting rights                                                   18,312         8,000           951
     Inventories                                                                8        21,940         2,609
     Deferred tax assets                                                      611           356            42
     VAT receivables                                                        1,907         1,328           158
     Prepaid expenses and deposits                                          3,603         9,625         1,145
     Other receivables                                                      5,316         4,677           557
     Other receivables of discontinued operations                           1,512             0             0
     Other current assets                                                   4,330        14,062         1,672
                                                                         --------      --------      --------
Total current assets                                                      136,314       240,198        28,564

     Tangible fixed assets, net                                            63,114        62,502         7,432
     Tangible fixed assets of discontinued operations, net                  1,944             0             0
     Goodwill, net                                                        119,959        51,002         6,065
     Rights, net                                                                0        70,258         8,355
     Other intangible fixed assets, net                                     2,016         1,297           154
     Intangible fixed assets, net of discontinued operations                7,540             0             0
     Rent and other deposits                                               12,230        18,989         2,258
     Rent and other deposits of discontinued operations                        41             0             0
     Shares in associated companies                                        12,011         1,255           149
     Other assets                                                           1,882           110            13
                                                                         --------      --------      --------
Total assets                                                              357,051       445,611        52,990
                                                                         ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.

                            See accompanying notes.

                                  EUROTRUST A/S
                           CONSOLIDATED BALANCE SHEETS
       (in thousands, except per share data and where otherwise indicated)

                                                                                    December 31,
                                                                                    ------------
                                                                           2000          2001          2001
                                                                         --------      --------      --------
                                                                            DKK           DKK           USD
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
     Accounts payable                                                      40,904        28,115         3,344
     Accounts payable of discontinued operations                            4,558             0             0
     Accounts payable, related parties                                      2,297         6,560           780
     Accrued expenses                                                      50,517        39,430         4,691
     Accrued expenses of discontinued operations                            4,150             0             0
     Deferred revenue                                                      40,778        22,245         2,645
     Notes payable, current                                                 2,337         4,010           477
     Notes payable, current of discontinued operations                      2,281             0             0
     Leasing commitments                                                        0           768            91
     Income tax payable                                                     2,433             0             0
                                                                         --------      --------      --------
Total current liabilities                                                 150,255       101,128        12,028

     Related party debt of discontinued operations                          3,000             0             0
     Minority interest                                                       (435)        7,738           920
     Minority interest of discontinued operations                          (1,407)            0             0
     Leasing commitments, long term                                             0         3,577           425

Shareholders' equity:
     Common shares par value DKK 1.25 per share; 27,500,000
        authorized and 19,901,000 issued at December 31, 2000;
        34,502,000 authorized and 27,205,000 issued at
        December 31, 2001                                                  25,814        34,006         4,044
     Additional paid-in capital                                           414,628       532,280        63,295
     Retained earnings                                                   (231,897)     (224,192)      (26,660)
     Other comprehensive income (loss)                                     (2,860)       (3,470)         (413)
     Treasury stock                                                             0        (5,456)         (649)
     Notes receivable from sale of shares                                     (47)            0             0
                                                                         --------      --------      --------
Total shareholders' equity                                                205,638       333,168        39,617
                                                                         --------      --------      --------
Total liabilities and shareholders' equity                                357,051       445,611        52,990
                                                                         ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.

                             See accompanying notes.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (in thousands, except per share data and where otherwise indicated)

                                                                               Years ended December 31,
                                                                   1999           2000           2001           2001
                                                                 --------       --------       --------       --------
                                                                   DKK            DKK            DKK            USD
Net revenue                                                       109,548        188,628        151,914         18,065

Operating expenses:
    Cost of revenue                                                71,677        129,836        105,938         12,597
    Selling and marketing expenses                                 36,598         57,099         60,243          7,164
    General and administrative expenses                            33,710         59,108         56,189          6,682
    Depreciation                                                    4,859         11,845         18,375          2,185
    Amortization and write down                                     4,764         32,982        107,177         12,745
                                                                 --------       --------       --------       --------
    Total operating expenses                                      151,608        290,870        347,922         41,373
                                                                 --------       --------       --------       --------

Operating income (loss)                                           (42,060)      (102,242)      (196,008)       (23,308)

    Interest income                                                   428            903          2,266            269
    Interest expense                                                 (966)          (585)          (286)           (34)
    Foreign exchange gain (loss), net                                (450)         2,904         (2,929)          (348)
    Gain from sale of business                                          0              0        213,187         25,351
    Other income (expenses), net                                      (37)           (35)             0              0
                                                                 --------       --------       --------       --------
Income (loss) before income taxes                                 (43,085)       (99,055)        16,230          1,930
    Income taxes and income tax benefit, net                        1,748         (1,971)           (24)            (3)
    Minority interest                                                (436)          (358)         1,959            233
                                                                 --------       --------       --------       --------
Income (loss) before catch-up adjustment                          (41,773)      (101,384)        18,165          2,160
    Cumulative effect of change in accounting principle                 0        (20,278)             0              0
                                                                 --------       --------       --------       --------
Net income (loss) from continuing operations                      (41,773)      (121,662)        18,165          2,160
                                                                 ========       ========       ========       ========

Net loss from discontinued operations,
net of tax of 430 in 1999, -341 in 2000 and 0 in 2001              (1,473)       (25,042)       (10,115)        (1,203)
Loss on disposal of discontinued operations                             0              0           (345)           (41)
                                                                 --------       --------       --------       --------
Net income (loss)                                                 (43,246)      (146,704)         7,705            916
Net income (loss) from continuing activities per
weighted average common share, basic                                (4.64)         (7.17)          0.75           0.09
                                                                 ========       ========       ========       ========
Net income (loss) from discontinued activities
per weighted average common share, basic                            (0.17)         (1.48)         (0.43)         (0.05)
                                                                 ========       ========       ========       ========
Net income (loss) per weighted verage common share, basic           (4.81)         (8.65)          0.32           0.04
                                                                 ========       ========       ========       ========
Net income (loss) from continuing activities per
weighted average common share, diluted                              (4.64)         (7.17)          0.73           0.09
                                                                 ========       ========       ========       ========
Net income (loss) from discontinued activities per
weighted average common share, diluted                              (0.17)         (1.48)         (0.42)         (0.05)
                                                                 ========       ========       ========       ========
Net income (loss) per weighted average common share, diluted        (4.81)         (8.65)          0.31           0.04
                                                                 ========       ========       ========       ========
Weighted average common shares outstanding, basic                   8,997         16,968         24,185         24,185
                                                                 ========       ========       ========       ========
Weighted average common shares outstanding, diluted                 8,997         16,968         24,745         24,745
                                                                 ========       ========       ========       ========

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (in thousands, except per share data and where otherwise indicated)

(Continued)

PRO FORMA STATEMENT OF OPERATIONS AS IF THE  SAB101 RULES HAD
BEEN APPLIED DURING ALL PERIODS AFFECTED

                                                                               Years ended December 31,
                                                                    1999          2000            2001         2001
                                                                ----------     ----------      ----------   ----------
                                                                     DKK            DKK            DKK         USD
Net income  (loss)                                                 (56,112)      (126,426)          7,705          916
                                                                ----------     ----------      ----------   ----------
Net income (loss) per weighted average common share, basic           (6.24)         (7.45)           0.32         0.04
                                                                ----------     ----------      ----------   ----------
Net income (loss) per weighted average common share, diluted         (6.24)         (7.45)           0.31         0.04
                                                                ----------     ----------      ----------   ----------

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.

                             See accompanying notes

                                  EUROTRUST A/S
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
       (in thousands, except per share data and where otherwise indicated)

                                                                                                           Notes
                                                         Additional             Other com-              Receivable
                                               Common     Paid-In    Retained   prehensive   Treasury  from Sale of
                                               Shares     Capital    Earnings     Income       Stock      Shares       Total
                                               -------------------------------------------------------------------------------
                                                 DKK        DKK         DKK         DKK         DKK         DKK         DKK
Balance at December 31,1997                      7,445      51,586   (17,901)        (935)      (296)        (524)     39,375

Repayment of notes receivable                                                                                 313         313
Currency translation adjustments                                                     (578)                               (578)
Unrealized loss on investment                                                        (991)                               (991)
Net income (loss)                                                    (24,046)                                         (24,046)
                                               -------------------------------------------------------------------------------

Balance at December 31,1998                      7,445      51,586   (41,947)      (2,504)       (296)       (211)     14,073

Issuance of 2,174 common shares and 1,087
     warrants for cash in private
     placement                                   2,717      21,485                                                     24,202
Issuance of 2,710 common shares and 960
     warrants to acquire new businesses          3,388      62,160                                                     65,548
Issuance of 1,040 common shares for
     cash in private placement                   1,300      15,237                                                     16,537
Issuance of 3,023 common shares for
     cash Through exercise of warrants           3,779      67,818                                                     71,597
Repayment of notes receivable                                                                                 125         125
Currency translation adjustments                                                      277                                 277
Unrealized loss on investment                                                         (93)                                (93)
Sale of treasury stock                                         322                                296                     618
Net income (loss)                                                    (43,246)                                         (43,246)
                                               -------------------------------------------------------------------------------

Balance at December 31,1999                     18,629     218,608   (85,193)      (2,320)          0         (86)    149,638

Issuance of 2,655 common shares to acquire
     new businesses                              3,319     107,945                                                    111,264
Issuance of 2,571 common shares for
     cash through exercise of warrants           3,213      80,728                                                     83,941
Issuance of 522 common shares for cash
     in private placement                          653       7,347                                                      8,000
Repayment of note receivables                                                                                  39          39
Currency translation adjustments                                                     (203)                               (203)
Unrealized loss on investment                                                        (337)                               (337)
Net income (loss)                                                   (146,704)                                        (146,704)
                                               -------------------------------------------------------------------------------

Balance at December 31, 2000                    25,814     414,628  (231,897)      (2,860)          0         (47)    205,638

Issuance of 248 common shares to
     acquire new businesses                        310       3,652                                                      3,962
Issuance of 6,306 common shares for
     cash in private placement                   7,882     114,529                                                    122,411
Purchase of treasury stock                                                                     (7,150)                 (7,150)
Sale of treasury stock                                        (529)                             1,694                   1,165
Currency translation adjustments                                                     (393)                               (393)
Unrealized losses                                                                    (217)                               (217)
Repayment of notes receivable                                                                                  47          47
Net income (loss)                                                       7,705                                           7,705
                                               -------------------------------------------------------------------------------

Balance at December 31, 2001                    34,006     532,280  (224,429)      (3,470)     (5,456)          0     333,168
                                               ===============================================================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.
                             See accompanying notes.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (in thousands, except per share data and where otherwise indicated)

                                                                              Years ended December 31,
                                                                  1999           2000           2001           2001
                                                                --------       --------       --------       --------
                                                                   DKK            DKK            DKK            USD
Cash flows from operating activities:

Net income (loss) from continuing operations                     (41,773)      (121,662)        18,165          2,160
Adjustments to reconcile net income (loss) to
    cash provided by (used in) operating activities:
      Depreciation, amortization and write down                   10,312         74,340        133,889         15,921
      Gain on sale of business                                         0              0       (212,445)       (25,262)
      Gain on sale of fixed assets                                  (866)             0              0              0
      Deferred tax                                                 1,373              0              0              0
      Minority interest                                              437            318          8,173            972
      Changes in operating assets and liabilities:
            Accounts receivable                                    9,919         (9,115)        10,641          1,265
            Related party receivable                                   0              0         (3,084)          (367)
            Broadcasting rights                                  (21,721)       (10,246)        10,312          1,226
            Inventories and other assets                            (301)        (1,599)       (21,932)        (2,608)
            Income tax payable                                       277          1,144         (2,433)          (289)
            Other receivables                                      2,174         (1,905)        (1,753)          (208)
            Accounts payable                                       6,366         (9,471)       (12,789)        (1,521)
            Accounts payable, related parties                          0         (2,525)         4,263            507
            Accrued expenses                                       6,441          8,321        (11,087)        (1,318)
            Deferred revenue                                     (14,714)        34,986        (18,533)        (2,204)
                                                                --------       --------       --------       --------
      Cash used in operating activities:                         (42,076)       (37,414)       (98,613)       (11,726)
      Cash used in discontinued operations:                       (5,692)       (19,900)       (11,175)        (1,329)
                                                                --------       --------       --------       --------
                                                                 (47,768)       (57,314)      (109,788)       (13,055)
                                                                ========       ========       ========       ========

Cash flows from investing activities:

      Purchase of short-term investments                          (1,979)         1,856         (5,625)          (669)
      Acquisition of new business, net of cash                    (3,390)         3,193              0              0
      Proceeds from sale of business, net of cash                      0           (219)       212,445         25,262
      Purchase of fixed assets                                    (7,347)       (58,941)      (142,468)       (16,941)
      Proceeds from sales of fixed assets                            866              0              0              0
                                                                --------       --------       --------       --------
      Cash provided by (used) in investing activities:           (11,850)       (54,111)        64,352          7,652
      Cash provided by (used) in discontinued operations:           (541)        (5,540)         9,525          1,133
                                                                --------       --------       --------       --------
                                                                 (12,391)       (59,651)        73,877          8,785
                                                                ========       ========       ========       ========

Cash flows from financing activities:

      Net change in short-term borrowings                        (10,296)        29,768          1,673            199
      Sales (purchase) of treasury stock                             618              0         (5,938)          (706)
      Leasing commitments                                              0              0          4,345            517
      Net change in restricted cash                                   11            (76)       (41,531)        (4,939)
      Proceeds from issuance of common shares and warrants       112,461         91,941        126,373         15,027
                                                                --------       --------       --------       --------
      Cash provided by financing activities:                     102,794        121,633         84,922         10,098
      Cash used in discontinued operations:                        1,737         (3,455)        (5,282)          (628)
                                                                --------       --------       --------       --------
                                                                 104,531        118,178         79,640          9,470
                                                                ========       ========       ========       ========

Effect of exchange rate changes on cash and cash
    equivalents                                                      172           (522)          (610)           (73)
Cash provided by discontinued operations                             132             35            439             52
                                                                --------       --------       --------       --------
Net increase in cash and cash equivalents                         44,676            726         45,408          5,399
Cash and cash equivalents, beginning of period                     3,241         47,917         48,643          5,785
                                                                --------       --------       --------       --------
Cash and cash equivalents, end of period                          47,917         48,643         94,051         11,184
                                                                ========       ========       ========       ========
Cash paid for interest                                             1,186            612          2,266            269
                                                                ========       ========       ========       ========
Cash paid for taxes                                                1,034            621          1,960            233
                                                                ========       ========       ========       ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.

                             See accompanying notes.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

1. Summary of Significant Accounting Policies

Description of Business

      In December 2001, we changed our name to EuroTrust A/S (from euro909.com A/S and earlier Telepartner A/S).

      We are a leading provider of trusted Internet infrastructure services to website owners, enterprises, electronic commerce service providers in Scandinavia and selected west European countries. Until 2002, our business operated in three distinct areas: Internet products and services; broadcasting; and print and online media. In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets. To that end, we sold our domain name registration business to VeriSign in July 2001, we sold the remaining assets of our historical telecommunications business in December 2001 and we sold our print and online media properties in December 2001. Also, in the fourth quarter of 2001, we consolidated all of our television programming into a single television channel, DK4.

      Until we sold our domain name registration business to VeriSign, our products and services provided the critical web identity, authentication and transactional infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications. Our products and services supported businesses and consumers from the moment they first establish an Internet presence through the entire life-cycle of e-commerce activities. The typical initial introduction of our products and services to our customers was through domain name registration. As our customers' businesses grew and Internet strategies developed, we provided additional support and tools, from web site hosting to placing targeted advertising within our print and electronic media.

Reporting currency

      The functional currency of the Company and its subsidiaries is the local currency of the country in which they conduct their business. Balance sheet accounts are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity. Translation adjustments arising from intercompany financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

Information expressed in US dollars

      The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 8.4095 DKK to US $ 1, the approximate exchange rate at December 31, 2001. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Basis of presentation and principles of consolidation

      The Company financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The Company's investments representing a 20% to 50% interest are accounted for by the equity method of accounting.

Risks and uncertainties

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. In addition, we maintain a general reserve for all invoices by applying a percentage based on the age category.

Restricted cash

      Restricted cash comprises an escrow account in U.S. of 20% of the sales price of our domain registration business in June 2001. The money will be released in July 2002.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

Tangible fixed assets

      Real property, (consisting of buildings and land), technical equipment, furniture and fixtures, cars and improvements are carried at cost. Land is not depreciated. Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and cars are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease, which is 10 years.

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

      In accordance with the provisions SFAS No. 142, goodwill related to acquisitions that were completed after June 30, 2001 will not be amortized but will be tested for impairment at least annually.

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

      Effective January 1, 2002, we will assess impairment of goodwill in accordance with the provisions of SFAS No. 142. The provisions of SFAS No. 142 require that a two-step test be performed. First, the fair value of each of our reporting units will be compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the carrying value exceeds the fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

Earnings per share

      Earnings per share amounts have been presented to conform to the SFAS No. 128 requirements, which require the calculation of basic and diluted earnings per share. Basic earnings per share exclude any diluted effects of options, warrants and convertible securities. Where it is anti-dilutive, common stock equivalent of options and warrants are excluded from computation.

      On April 30, 1997 the company executed a stock split of 8 new shares of DKK 1.25 nominal value for each old share of DKK 10 nominal value. All share data in the consolidated financial statements and accompanying notes have been adjusted to reflect this stock split.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Stock Options

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options.

      Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant. In 1996, FAS No. 123, "Accounting for Stock-Based Compensation", became effective for the Company. FAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See
Note 15 for pro forma disclosures required by FAS 123 plus additional information on the Company's stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

Revenue recognition

      Revenues from internet services and web hosting are recognized on accrual basis rately over the life of the services, generally 12 to 60 months. Other Internet services are recognized when the services are rendered.

      Advertising revenues are recognized when the printed or the on-line magazine is published.

      Cable and digital television fees are recognized on a monthly basis when the program is broadcasted

      Telephony revenues are recognized on a monthly basis based upon the minutes delivered.

      Effective October 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, the Company recognizes revenues over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase of the loss before cumulative effect of the accounting change of DKK 16.5 million (DKK 0.97 per share). During 2000, the Company recognized DKK 27.6 million of revenue and DKK 7.3 million of cost of sales that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK 20.3 million or DKK 1.20 per share.

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

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Concentration of credit risk

      Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia.

      The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers.

Allowance for doubtful accounts:

                                                         Additions
                                             Additions   charged to
                                Balance at   charged       other                   Balance at
                                January 1    to costs     accounts    Deductions   December 31
                               ----------------------------------------------------------------
                                                        (in DKK)
Year ended December 31, 1999       627        4,283         124               0       5,034
Year ended December 31, 2000     5,034        2,894           0               0       7,928
Year ended December 31, 2001     7,928        1,519           0          (1,807)      7,640

The figures for previous periods reflect the fact that the Print and Online Media Division was sold during the year and therefore is presented as a discontinued operations. The deductions for the year ended December 31, 2001 of DKK 1.8 million relate to the discontinued operations.

Advertising

      Advertising costs are expensed as incurred. Advertising expenses totaled DKK 2.8 million, DKK 2.9 million and DKK 3.2 million in 1999, 2000 and 2001, respectively.

Pensions

      The Company contributes to insurance companies for the benefit of pension agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no liabilities related to pensions.

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

Reclassification

      Certain prior year's balances have been reclassified to conform to the current year's presentation.

Other post-retirement and post-employment benefits

      The Company does not provide its employees with post-retirement and post-employment benefits.

Recently issued accounting standards

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. The Company adopted the provisions of SFAS No. 141 commencing July 1, 2001. The adoption of SFAS No. 141 is not expected to have a significant impact on the company's financial position or results of operations.

      SFAS No. 142 requires that goodwill resulting from a business combination will no longer be amortized to earnings, but instead be reviewed for impairment. The Company is required to adopt SFAS No. 142 as of January 1, 2002. For goodwill resulting from business combinations prior to July 1, 2001, amortization of goodwill continued through December 31, 2001, but ceased commencing January 1, 2002. For business combinations occurring on or after July 1, 2001, the associated goodwill will not be amortized. Upon adoption of SFAS No. 142, we are required to perform a transitional impairment test for all recorded goodwill within six months and, if necessary, determine the amount of an impairment loss by December 31, 2002. The adoption of SFAS No. 142 will reduce the amount of amortization of goodwill and intangible assets with an indefinte life. The Company does not have intangibles with an indefinite life. The Company is still in the process of determining the effects of SFAS No. 142.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the obligation is incurred. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 as it related to the disposal of a segment of a business. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has adopted SFAS No. 144 effective January 1, 2002 and SFAS No. 143 will be adopted effective January 1, 2003. The effect of adopting these Statements is not expected to have a material effect on our consolidated financial position or results of operations.

2. Short-term investments

      The following is a summary of available-for-sale investments held as current assets (in DKK):

                                                    Gross         Gross
                                                  Unrealized    Unrealized        Book
                                      Cost           Gains        Losses         Value
                                      ----           -----        ------         -----
December 31, 2000:
Shares in Latebreaks.com Ltd           9,361            --            --         9,361
Shares in Land and Leisure A/S         3,081            --         2,306           775
Other shares                           1,202            --            --         1,202
                                    --------      --------      --------      --------
Total                                 13,644             0         2,306        11,338
                                    --------      --------      --------      --------

December 31, 2001:
Shares in Trust Italia S.p.A          16,053            --            --        16,053

Shares in Land and Leisure A/S         3,081            --         2,497           584
Other shares                             326            --            --           326
                                    --------      --------      --------      --------
Total short-term investments          19,460             0         2,497        16,963
                                    --------      --------      --------      --------

      Based on management reports received during 2001, the Company considered its investments in Latebreaks.com Ltd DKK 9,361 and certain of its investments in other shares totaling DKK 602 100% non-recoverable. Accordingly, the Company wrote off these investments fully and considered these losses realized. The write down is classified as amortization and write down in the consolidated statements of operations.

3. Tangible fixed assets

      Tangible fixed assets are comprised of the following (in DKK):

                                                           December 31,
                                                           ------------
                                                       2000              2001
                                                       ----              ----

Real property                                          22,125            22,317
Technical equipment                                    30,042            54,487
Furniture and fixtures                                 20,470             5,829
Cars                                                    4,410             5,859
Leasehold improvements                                  9,936            11,238
                                                      -------           -------
                                                       86,983            99,730
Less accumulated depreciation                         (23,869)          (37,228)
                                                      -------           -------
Net tangible fixed assets                              63,114            62,502
                                                      =======           =======

      Leased assets included in tangible fixed assets totals DKK 0 and DKK 5.562 million at December 31, 2000 and 2001, respectively. The company leases operation equipment and cars.

      At December 31, 2001 Real property is pledged, as security for the credit line of DKK 4 million.

4. Intangibles fixed assets

      Goodwill and other intangibles consisted of the following (in DKK):

                                                             December 31,
                                                             ------------
                                                         2000            2001
                                                         ----            ----
Historical cost:
     Goodwill                                           171,795         104,307
     Broadcasting licenses                                2,295               0
     Rights                                                   0          75,305
     Other intangibles                                    1,023           7,636
                                                       --------        --------
                                                        175,113         187,248
Less accumulated amortization and write down
     Goodwill                                           (51,836)        (53,305)
     Broadcasting licenses                               (1,204)              0
     Rights                                                   0          (5,047)
     Other intangibles                                      (98)         (6,339)
                                                       --------        --------
Net intangible fixed assets                             121,975         122,557
                                                       ========        ========

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      As a result of the change in the Company's strategy during 2001 and the results realized on the Company's investments, the Company performed impairment tests per SFAS 121 resulting in a write down of DKK 53.7 million, which is classified as amortization and write down in the consolidated statements of operations. DKK 36.2 million hereof is included in the Internet Services Segment and DKK 17.5 million is included in the Broadcasting Media Segment.

      During 2001 the company has invested DKK 75.3 million in rights to sell Verisign products in seven European countries. The investments are for Multi-Country Processing Center License, Multi-Cuntry Web Service License Upgrade and Multi-Country Platform License.

      Broadcastings rights are short term by nature and classified as current assets.

5. Business Combinations

      Acquisitions during 2001

      EuroTrust NetVaulting A/S (f/k/a Wisehouse A/S)

      As of August 31, 2001, the Company acquired 85% of the Danish remote back-up company, EuroTrust NetVaulting A/S, for a cash consideration of DKK 25 million. EuroTrust NetVaulting was acquired because it is considered a good fit to the Company's strategy. The purchase price exceeded the fair market value of net tangible assets by approximately DKK 6.3 million, which was recorded as goodwill. The results of these operations have been consolidated from August 31, 2001.

      Condensed balance sheet of August 31, 2001 after investment (in DKK).

Unaudited                                        August 31,2001
---------                                        --------------

Fixed assets                                          8,350
                                                     ------
Currents assets                                      37,017
                                                     ------
Total assets                                         45,368
                                                     ------
Shareholders equity                                  33,232
                                                     ------
Total liabilities                                    45,368
                                                     ------

      Netname-Solutions.com GmbH

      As part of the sale of the domain name registration business to VeriSign, the Company acquired the remaining 49% of Netname-Solutions.com GmbH, a German company offering internet services as per June 30, 2001. The consideration comprised DKK 219 in cash and DKK 2,267 in shares. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 4,095, which was recorded as goodwill. In July, all shares in this investment were sold to Verisign, see below.

The 51% investment was consolidated until June 30, 2001.

      Acquisitions during 2000

      Annonsbyran Pennen AB

      As of August 31, 2000, the Company acquired Annonsbyran Pennen AB, a Swedish advertising company. The consideration comprised 79,644 ordinary shares of stock, valued at DKK 3,600. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 3,490, which was recorded as goodwill. Goodwill is amortized on a straight line basis over 5 years.

      Netname-Solutions.com GmbH

      As of August 31, 2000, the Company acquired 51% of Netname-Solutions.com GmbH, a German company offering internet services. The consideration comprised DKK 228, in cash. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 78, which was recorded as goodwill. Goodwill is amortized on a straight line basis over 5 years.

      Virus112.com A/S

      As of November 30, 2000, the Company acquired Virus112.com A/S, a Danish virus detection company. The consideration comprised 1,100,000 ordinary shares of stock, valued at DKK 17,289. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 17,691, which was recorded as goodwill. Goodwill is amortized on a straight line basis over 5 years.

      Trust Italia SpA

      As of November 30, 2000, the Company acquired 20% of Trust Italia SpA., an Italian digital security company. The consideration comprised 750,000 ordinary shares of stock, valued at DKK 11,788. The fair value of the net tangible assets acquired exceeded the total consideration by DKK 223, which was recorded as negative goodwill. Negative goodwill is amortized on a straight line basis over 5 years.

      All businesses acquired are consolidated from the date of the acquisition and accounted for by the purchase method of accounting.

      Disposals during 2001

      In July 2001, the Company sold its domain name registration business to Verisign. This sale includes the disposals of these activities from Euro909.dk A/S and the disposals of the Company's investments in Grona Verket AB, Primaerdata AS, Euro909 France, NetName Solutions GmbH. The consideration for the sale to Verisign totaled DKK 210,687 in cash. The sale to Verisign resulted in a gain of DKK 217,783.

      In December 2001, the Company sold its investment in TV Bio+ and 15% of its investment in Euromedia A/S for cash considerations of DKK 1 and DKK 12 million, respectively. These sales resulted in a loss of DKK 4,596.

      In December 2001, the Company sold its Print and Online Media segment. The disposal included the disposal of All Media Holding A/S and its subsidiary Chili A/S. The Company's net liability on this investment totaled DKK 1,417. See Discontinued operations. The consideration for the Print and Online Media segment totaled DKK one in cash. In addition the company had to settle a guarantee, given previously to Chili A/S for supporting their business development, resulting in an additional loss of DKK 1,762. The sale of the Print and Online Media segment resulted in a loss of DKK 345 thousand.

      The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2001:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                          Country of               Interest
  Subsidiary                            Incorporation             Ownership
  ----------                            -------------             ---------
  Euro909.dk A/S                           Denmark                  100.0%
  EuroTrust Denmark A/S                    Denmark                  100.0%
  EuroTrust Net Vaulting A/S(5)            Denmark                   85.0%
  EuroTrust Virus112 A/S(6)                Denmark                  100.0%
  EuroMedia A/S (dk4)                      Denmark                   85.0%

6. Investments in affiliates

      As of January 1, 2001, the Company acquired 40% of GBS A/S, a consulting company in Denmark. The consideration comprised DKK 1,694 in shares. The total consideration exceeded the fair value of the net tangible assets acquired by DKK 2,313, which was recorded as goodwill.

The Company has accounted for this investment using the equity method of accounting.

7. Discontinued operations

      In December 2001, the Company decided to dispose of its Print and online media operations. The operations disposed of included the subsidiaries All Media Holding A/S and Chili A/S. The decision to dispose of the print and online media segment was made in December 2001 and the sale was closed December 22, 2001. There were no significant operations between the measurement date and the disposal date. The sales price was DKK one in cash.

8. Short-Term Borrowings

      Short-term borrowings are all due on demand and consist of the following (in DKK):

                                                              December 31,
                                                              ------------
                                                          2000            2001
                                                          ----            ----
Den Danske Bank                                            2,283               0
Midtbank                                                     987               0
Handvaerkerbanken                                              0           4,010
Sydbank                                                       15               0
SE Banken                                                    151               0
Svenska Handelsbanken                                      1,183               0
                                                        --------        --------
                                                           4,619           4,010
                                                        ========        ========

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      At December 31, 2001 the Company has secured lines of credit with the banks totaling DKK 4.0 million, all of which had been drawn down at year-end. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2000 and 2001 were 9% and 7.1%, respectively.

9. Related party transactions

      There is no subordinated long-term debt as per December 31, 2001.

                                                       December 31,
                                                       ------------
                                                  2000             2001
                                                  ----             ----
Verisign Inc. (short term)                             0            6,560
Telia A/S (short term)                             3,000                0
                                                --------         --------
                                                   3,000            6,560
                                                ========         ========

      Verisign is a minority owner of EuroTrust (18%). The debt is due to commercial trade with Verisign. Current accounts with Verisign are not carrying any interest.

      During 2001, the Company had a settlement account with the CEO of the Company. At December 31, 2001 the balance of the settlement account was a receivable of DKK 3,084. The balance has subsequently been fully settled.

10. Income Taxes

      The Company and each of its subsidiaries file separate tax returns in their country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 2001 are as follows (in DKK):

                                                           December 31,
                                                           ------------
                                                      2000              2001
                                                      ----              ----
Net operating loss carry forwards                     42,889            60,585
Book over tax depreciation                             9,892            23,646
Other temporary differences                              219             5,611
Less: Valuation allowance                            (52,389)          (89,487)
                                                    --------          --------
Deferred tax assets                                      611               356

      At December 31, 2001 no valuation allowance for deferred tax assets is made for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non-current intangible assets of an acquired company or directly to contribute capital.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

         The tax loss carry-forwards available at December 31, 2001 and their expiration years are as follows (in DKK):

  Expiration year          Denmark       Sweden         UK           Total
  ---------------          -------       ------         --           -----

  2002                       9,163                                     9,163
  2003                      19,269                                    19,269
  2004                      31,555                                    31,555
  2005                      45,197                                    45,197
  2006                      86,660                                    86,660
  Indefinitely                  --         2,453         2,180         4,633
                          --------      --------      --------      --------
  Total                    191,844         2,180         2,453       196,477
                          ========      ========      ========      ========

      For financial reporting purposes, income before income taxes are as follows (in DKK):

                                                      December 31,
                                         -------------------------------------
                                           1999           2000           2001
                                           ----           ----           ----
Pretax income (loss):
   Denmark                                (39,721)       (87,224)       (75,380)
   Sweden                                    (324)       (19,991)             0
   Norway                                  (3,700)       (10,655)             0
   UK                                        (752)        (4,356)        (2,035)
   France                                    (706)        (6,135)             0
   Germany                                   (605)             0
                                         --------       --------       --------
                                          (45,203)      (128,966)       (77,415)
                                         ========       ========       ========

      Significant components of the provision for income taxes are:

Current:  Denmark                        (3,118)          (1,000)           527
          Others                              0             (284)             0
                                         ------           ------           ----
                                         (3,118)          (1,284)           527
                                         ------           ------           ----

Deferred:  Denmark                          940           (1,028)          (503)
           Others                            --                0              0
                                         ------           ------           ----
                                            940           (1,028)          (503)
                                         ------           ------           ----
   Total:                                (2,178)          (2,312)            24
                                         ======           ======           ====

      The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                      1999        2000        2001
                                      ----        ----        ----

Danish income tax rate ...........    (32)%       (32)%       (30)%
Valuation allowances on NOL's ....     32%         32%         30%
Other items, net .................     (5)%        (2)%        (0)%
                                     ----        ----        ----
Reported income tax expense ......     (5)%        (2)%        (0)%
                                     ====        ====        ====

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

11. Shareholders' equity

      2001 Share issuances

      During year 2001 the company issued 6,306,000 common shares for cash in private placement resulting in total proceeds to the Company of DKK 122,411,000.

      In year 2001 the Company issued a total of 248,000 common shares as partial consideration for newly acquired businesses.

      During 2001 the Company decided to start a buy-back program of treasury shares. At December 31, 2001 the Company had 567,450 treasury shares. Also in 2001 the Company used treasury shares in connection with a business acquisition, see also note 6. Transactions in treasury shares have been made at market prices.

12. Earnings per share

      The following table presents the calculation of the number of shares used in the basic and diluted net income (loss) per share computations:

      Shares used to compute basic net income (loss) per share (in DKK)

                                                                          Year ended December 31,
                                                                         1999      2000      2001
                                                                         ----      ----      ----

          Weighted average shares outstanding                            8.997    16.968    24.185

          Potential common share, dilutive stock options                     0         0       560

          Shares used to compute diluted net income (loss) per share     8.997    16.968    24.745

13. Other comprehensive income

      Unrealized investment losses (in DKK)

                          Balance at                      Balance at
                          January 1       Additions      December 31
                          ---------       ---------      -----------

             1999           1,876              93           1,969
             2000           1,969             337           2,306
             2001           2,306             217           2,523

      Currency translation adjustments (in DKK)

                          Balance at                       Balance at
                          January 1       Additions        December 31
                          ---------       ---------        -----------

             1999             628            (277)             351
             2000             351             203              554
             2001             554             393              947

14. Warrants

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

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

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

      During 1999, the Company issued the following warrants:

      Private placement

      As part of a private placement in April and May 1999 the Company issued 1,087,000 warrants exercisable until March 24, 2001 and May 3, 2001, respectively at a price of $ 2.50 per share. All of these warrants were exercised at December 31, 2000. In connection with this private placement the Company issued two-year warrants to advisors, enabling them to purchase a total of 238,875 common shares at prices ranging from $1.90 to $2.50 per share. At December 31, 2001 all of these warrants were exercised.

      In connection with the private placement in August 1999 the Company issued 100,000 two-year warrants exercisable at $3.125 per share, to advisors. All of these warrants were exercised at December 31, 1999.

      During 2000, the Company issued 25,000 warrants exercisable at $10 per share, to advisors. At December 31, 2001 all of these warrants were exercised.

      Business acquisitions

      As partial payment for businesses acquired in 2000 the Company issued a total of 1,450,200 warrants, exercisable within one to four years at various per share prices, ranging from $1.78 to $7.06. At December 31, 2001 none of these warrants have been exercised.

      At December 31, 2001 a total of 1,450,200 non-compensatory warrants were outstanding.

15. Stock Based Compensation

      1997 Incentive Warrant Plan

      In February 1997, the Company established an incentive plan for employees and directors of the Company. Under this plan an aggregate of 670,000 warrants, each to purchase one ordinary share at a price of USD 4.00, were issued. The warrants expire on February 12, 2002. Of these warrants, 241,950 were outstanding at December 31, 2001.

      Stock Options

      In August 1997, the Company issued a total of 12,500 stock options, each entitling the holder to purchase one share at a price of USD 4.00. The stock options are exercisable at any time through expiry on August 22, 2002. All stock options have been exercised.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      1999 Incentive Warrant Plan

      In August 1999, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,425,000 warrants each to purchase one common share at a price of USD 3.00. The warrants expire on August 31, 2004. Of these warrants, 510,000 were outstanding at December 31, 2001.

      In addition, during 2000 the Board has authorized the grant of 494,500 warrants to selected employees and directors of the Company. These warrants have variable terms. Of these warrants, 338,500 were outstanding at December 31, 2001.

      2000 Incentive Warrant Plan

      In December 2000, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,100,000 warrants each to purchase one common share at a price of USD 1.5312. The warrants expire in December 2003. Of these warrants, 1,060,000 were outstanding at December 31, 2001.

      In addition, during 2000 the Board has authorized the grant of 190,000 warrants to selected employees of the Company. Of these warrants, 15,000 were outstanding at December 31, 2001.

      During 2001 the Board authorized the grant of 2,120,000 warrants to employees and directors of the Company. All of these warrants were outstanding at December 31, 2001.

      The incentive warrants and the stock options are compensatory. Accordingly, pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee warrants and stock options under the fair value method of that Statement. The fair value of these warrants and stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 6.5% for 1999, 5 year risk-free interest rate of 5.70% and a 3 year risk-free interest rate of 5.10% for 2000; 5 year risk-free interest rate of 5.25% and a 3 year risk-free interest rate of 4.92% for 2001; dividend yield of 0%; and a volatility factor of the expected market price of the Company's ADS's of 0.87, 1.16 and 1.30 for 1999, 2000 and 2001 respectively.

      The Company's pro forma information follows (in DKK):

                                                       1999                2000                 2001
                                                  -------------       -------------        -------------
Pro forma net loss                                 DKK (63,619)       DKK (156,999)         DKK (16,680)
Pro forma basic and diluted loss per share           DKK (7.07)          DKK (9.25)           DKK (0.69)

      Management believes that the effect of applying Statement 123 on net income for 1999, 2000 and 2001 is not likely to be representative of the effects on reported net income for future years.

      A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                 1999                        2000                       2001
                                                         Weighted                    Weighted                  Weighted
                                       Options            average   Options           average  Options          average
                                        (000)      Exercise Price    (000)     Exercise Price   (000)    Exercise Price
                                        -----      --------------    -----     --------------   -----    --------------
   Outstanding, beginning of year         683           $4,00        1,595          $3.42       2,420           $2.76
   Granted                              1,919           $3.16        1,290          $2.32       3,370           $1.36
   Exercised                            1,007           $3.32         (465)         $3.46           0           $1.44
   Forfeited                               --              --           --             --         255           $5.69
   Outstanding, end of year             1,595           $3.42        2,420          $2.76       5,535           $1.78
   Exercisable, end of year             1,000           $3.41        1,730          $2.65       4,266           $1.96
   Weighted average fair value of
     options granted during the year                    $1.99                       $1.72                       $1.37
   Weighted average contractual life                                                                         2.9 year
   Range of exercise prices                                                                              $1.05 - 4.06

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

16. Pensions

      During 1999, 2000 and 2001, the company has recognized expenses to pension contributions paid to pension institutes on behalf of employees totalling DKK
1.0 million, DKK 2.4 million and DKK 1.7 million, respectively.

17. Commitments

      Expenses under operating leases, principally for office rent, amounted to DKK 5.4 million, DKK 8.6 million and DKK 6.1 million in the years ended December 31, 1999, 2000 and 2001, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2001 are as follows:

Years Ended December 31,                                       (DKK)
------------------------
   2002                                                            3,038
   2003                                                            1,472
   2004                                                            1,317
   2005                                                              291
   2006                                                                0
   Thereafter                                                          0
                                                              ----------
   Minimum lease payments                                          6,118
                                                              ==========

      The Company has entered into minimum royalty agreements with VeriSign, which are non-cancelable until November 30, 2006. The minimum royalties pursuant to these agreements amount to approximately USD 35 million.

18. Segment Reporting

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

      The Company divided its operations into three operating segments: (i) internet services, (ii) print and online media and (iii) broadcasting. The print and online media segment was sold in December 2001 and is, therefore, treated as discontinued business. The former travel-business was disposed off as of April 1, 2000.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      In 2001, the Company operated primarily in Scandinavia, which it considers one geographic area for the purposes of segment reporting. In year 2001, revenues generated outside the Scandinavian area accounted for approximately 2% of consolidated revenues.

      It is the Company's policy that trade between the segments are entered on an arms-length basis.

      The segmented data are as follows:

                   [Balance of page intentionally left blank]

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                             Years ended December 31,
                                                      1999        2000        2001        2001
                                                    --------    --------    --------    --------
                                                       DKK         DKK         DKK         USD
Internet services:
Net revenue                                           66,946      94,999      72,183       8,584
Operating expenses:
      Cost of sales                                   37,835      56,423      41,902       4,983
      Selling and marketing expenses                  33,405      53,584      59,126       7,031
      General and administrative expenses             30,597      43,677      46,512       5,531
      Depreciation and amortization                    4,428      26,301      90,572      10,770
                                                    --------    --------    --------    --------
      Total operating expenses                       106,265     179,985     238,112      28,315
                                                    --------    --------    --------    --------
Operating income (loss)                              (39,319)    (84,986)   (165,929)    (19,731)
                                                    --------    --------    --------    --------
Capital expenditure                                    5,032      55,806     107,822      12,821
                                                    --------    --------    --------    --------

Broadcast Media
Net revenue                                           13,544      83,005      79,731       9,481
Operating expenses:
      Cost of sales                                    9,867      61,866      64,036       7,614
      Selling and marketing expenses                     248       1,319       1,117         133
      General and administrative expenses              2,154      12,962       9,677       1,151
      Depreciation and amortization                    4,091      18,009      34,980       4,160
                                                    --------    --------    --------    --------
      Total operating expenses                        16,360      94,156     109,810      13,058
                                                    --------    --------    --------    --------
Operating income (loss)                               (2,816)    (30,079)     (3,577)
                                                    --------    --------    --------    --------
Capital expenditure                                      665       3,135      34,646       4,120
                                                    --------    --------    --------    --------

Other
Net revenue                                           29,058      10,624           0           0
Operating expenses:
      Cost of sales                                   23,975      11,547           0           0
      Selling and marketing expenses                   2,945       2,196           0           0
      General and administrative expenses                959       2,469           0           0
      Depreciation and amortization                    1,104         517           0           0
                                                    --------    --------    --------    --------
      Total operating expenses                        28,983      16,729           0           0
                                                    --------    --------    --------    --------
Operating income (loss)                                   75      (6,105)          0           0
                                                    --------    --------    --------    --------
Capital expenditure                                    1,650           0           0           0
                                                    --------    --------    --------    --------

Consolidated
      Net revenue                                    109,548     188,628     151,914      18,065
      Loss from operations                           (42,060)   (102,242)   (196,008)    (23,308)
      Interest income                                    428         903       2,266         269
      Interest expense                                  (966)       (585)       (286)        (34)
      Investment gains (losses), net                       0           0     213,187      25,351
      Foreign exchange gain (loss), net                 (450)      2,904      (2,929)       (348)
      Other income (expense)                             (37)        (35)          0           0
                                                    --------    --------    --------    --------
Income (loss) before income taxes                    (43,085)    (99,055)     16,230       1,930
                                                    --------    --------    --------    --------
      Income taxes and income tax benefit              1,748      (1,971)        (24)         (3)
      Minority interest                                 (436)       (358)      1,959         233
      Catch-up adjustment 1999                             0     (20,278)          0           0
                                                    --------    --------    --------    --------
Net income (loss) from continuing operation          (41,773)   (121,662)     18,165       2,160
                                                    ========    ========    ========    ========

Net loss from discontinued Print and online media
      division                                        (1,473)    (25,042)    (10,460)     (1,244)
                                                    --------    --------    --------    --------
Net income (loss)                                    (43,246)   (146,704)      7,705         916
                                                    ========    ========    ========    ========

DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4095.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

19. Subsequent events

            In January 2002, together with Firstream SA, each of us acquiring an equal percentage, we acquired 67% of Alphasys SA, a Paris-based e-security firm.

      In February 2002, we entered into a joint venture agreement with WISeKey SA ("WISeKey"). Under this agreement, we transferred the following assets to the joint venture entity, SwissEtrust AG ("SwissEtrust"): (i) our Switzerland-specific Affiliate Agreement with VeriSign; (ii) our Swiss clients; and (iii) the rights to market and sell the Virus112 concept through Switzerland. Similarly, WISeKey transferred the following assets to SwissEtrust:

      o     its Switzerland-specific Affiliate Agreement with VeriSign;

      o     selected WISeKey accounts based in Switzerland;

      o     the VeriSign Onsite Full solution bought from us in December 2001;
            and

      o     its reseller relationships and networks in Switzerland.

      In addition, we transferred all of our Swiss-based employees to SwissEtrust and WISeKey transferred certain of its employees. Ownership of SwissEtrust is divided equally between WISeKey and us.

      In April 2002, we entered into an agreement with Excelsa Spa, an Italian Internet-based video surveillance company, to acquire a 10 percent ownership interest, with an option to acquire an additional 10 percent, along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.