Form 20-F
period 2002-12-31
EUROTRUST A/S
filed 2003-09-12
CIK 1041457

As filed with the Securities and Exchange Commission on September 12, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

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

                              Poppelgaardvej 11-13
                              2860 Soeborg Denmark
                    (Address of principal executive offices)

Securities registered or to be
registered pursuant to Section 12(b)
of the Act:                                None

Securities registered or to be
registered pursuant to Section 12(g)
of the Act:                                None

Securities for which there is a            American Depositary Shares, each
reporting obligation pursuant to           representing six ordinary shares,
Section 15(d) of the Act:                  nominal value DKK 1.25 per ordinary
                                           share.

Indicate the number of outstanding         Ordinary shares: 27,204,890
shares of each of the Company's            American Depositary Shares: 3,297,888
classes of capital or common stock as
of close of the period covered by the
annual report (December 31, 2002):

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

                               YES |X|     NO |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow

                           Item 17 |_|     Item 18 |X|

                                TABLE OF CONTENTS

                                                                            Page

EXCHANGE RATE INFORMATION....................................................  2

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............  3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE............................  3

ITEM 3.   KEY INFORMATION....................................................  3

ITEM 4.   INFORMATION ON THE COMPANY......................................... 17

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................... 31

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................... 45

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................. 53

ITEM 8.   FINANCIAL INFORMATION.............................................. 55

ITEM 9.   THE OFFER AND LISTING.............................................. 56

ITEM 10.  ADDITIONAL INFORMATION............................................. 58

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......... 63

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............. 63

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................... 63

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.................................................... 63

ITEM 15.  CONTROLS AND PROCEDURES............................................ 63

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT................................... 64

ITEM 16B. CODE OF ETHICS..................................................... 64

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES............................. 64

ITEM 17.  FINANCIAL STATEMENTS............................................... 64

ITEM 18.  FINANCIAL STATEMENTS............................................... 65

ITEM 19.  EXHIBITS........................................................... 65

SIGNATURES................................................................... 66

INDEX TO EXHIBITS............................................................ 67

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2002 into U.S. dollars at an exchange rate of $1.00 = DKK 7.0822, which was the noon buying rate on December 31, 2002, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2002, or at any other rate.

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                   ----------

      We use the terms "we", "our", "us", EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                                   ----------

      As no independent sources of industry data are available, industry data contained herein, including market size data, are based on our estimates which are derived from internal market studies and management calculations.

                                   ----------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the factors set forth under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not required because this Form 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required because this Form 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

A.    Selected financial data

      The selected consolidated financial data presented below as of December 31, 1998, 1999, 2000, 2001 and 2002, and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

      Effective October 1, 2000, we changed our method of accounting for revenue recognition of domain name registration revenue in accordance with Staff Accounting Bulletin (SAB) No.101 (SAB 101), Revenue Recognition in Financial Statements. Under SAB 101, which was adopted retroactively to January 1, 2000, we recognized revenues ratably over the period the customer is provided access to the registry through our servers. Before SAB 101 became effective, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. On July 21, 2001, we sold our domain name registration service business, which was a part of our internet services segment, to VeriSign, Inc. In December 2001 we sold our print and online media business; GAAP requires that the results of operations from a discontinued segment be segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 and 2002 reflect the fact that the print and online media business is treated as a discontinued operation. In addition, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1999 and 2000 were restated to reflect this fact.

      The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

Consolidated Statement of Operations Data:(1)

                                                                  Year Ended December 31,
                                               1998       1999        2000        2001        2002        2002
                                             --------   --------    --------    --------    --------    --------
                                               DKK        DKK         DKK         DKK         DKK          US$
                                                          (in thousands, except per share amounts)
Consolidated statement of
 operations data:

    Revenue                                    51,432    109,548     188,628     151,914     135,789      19,173
    Total operating expenses                   77,530    151,608     290,870     347,922     381,455      53,861
                                             --------   --------    --------    --------    --------    --------
    Operating loss                            (26,098)   (42,060)   (102,242)   (196,008)   (245,666)    (34,688)
                                             ========   ========    ========    ========    ========    ========
    Net (loss) income from
             continuing operations(2)         (25,037)   (41,866)   (101,384)     18,165    (277,348)    (39,162)
                                             ========   ========    ========    ========    ========    ========
    Net loss from
             discontinued operations                0     (1,473)    (25,042)    (10,460)     (6,000)       (847)
                                             ========   ========    ========    ========    ========    ========
    Cumulative effect of change in
    accounting principle                            0          0     (20,278)          0           0           0
                                             ========   ========    ========    ========    ========    ========
    Net (loss) income                         (25,037)   (43,339)   (146,704)      7,705    (283,348)    (40,009)
                                             ========   ========    ========    ========    ========    ========
    (Loss) Income from
             continuing operations per
             average common share, basic        (4.22)     (4.65)      (5.98)       0.75      (10.60)      (1.50)
                                             ========   ========    ========    ========    ========    ========
    Loss from
             discontinued operations per
             average common share, basic         0.00      (0.17)      (1.47)      (0.43)      (0.23)      (0.03)
                                             ========   ========    ========    ========    ========    ========
    Net (loss) income per average
             common share, basic                (4.22)     (4.82)      (8.65)       0.32      (10.83)      (1.53)
                                             ========   ========    ========    ========    ========    ========
    (Loss) Income from continuing
             operations per average
             common share, diluted              (4.22)     (4.65)      (5.98)       0.73      (10.60)      (1.50)
                                             ========   ========    ========    ========    ========    ========
    Loss from discontinued
             operations per average
             common share, diluted               0.00      (0.17)      (1.47)      (0.42)      (0.23)      (0.03)
                                             ========   ========    ========    ========    ========    ========
    Net (loss) income per average common
             share diluted                      (4.22)     (4.82)      (8.65)       0.31      (10.83)      (1.53)
                                             ========   ========    ========    ========    ========    ========
    Weighted average number of common
             shares outstanding, basic          5,926      8,997      16,968      24,185      26,162      26,162
                                             ========   ========    ========    ========    ========    ========
    Weighted average number of common
             shares outstanding diluted         5,926      8,997      16,968      24,745      26,162      26,162
                                             ========   ========    ========    ========    ========    ========

----------
(1) In June 2001, the FASB issued SFAS 142 fully effective for fiscal years beginning after December 15, 2001, which changed the accounting for goodwill from an amortization method to an impairment-only approach. We adopted the provisions of SFAS 142 effective January 1, 2002. If the standards of SFAS 142 had been in effect beginning January 1, 2000 then
      (i) for the year ended December 31, 2000 our net loss would have been DKK 142,431 and both our basic and diluted loss per common share would have been DKK 8.38; and (ii) for the year ended December 31, 2001 our net income would have been DKK 12,364, our basic income per common share would have been DKK 0.51 and our diluted income per common share would have been DKK 0.50.

(2) The loss from continuing operations for the years ended 1998 and 1999 increased by DKK 991 thousand and DKK 93 thousand, respectively. This adjustment is due to previous wrong treatment of a realized loss on investment securities.

Internet services:
    Revenue                                    51,432     66,946      94,999      72,183      63,769       9,004
    Total operating expenses                   77,530    106,265     179,985     238,112     316,009      44,620
                                             --------   --------    --------    --------    --------    --------
    Operating loss                            (26,098)   (39,319)    (84,986)   (165,929)   (252,240)    (35,616)
                                             ========   ========    ========    ========    ========    ========

Broadcast media:
    Revenue                                               13,544      83,005      79,731      72,020      10,169
    Total operating expenses                              16,360      94,156     109,810      65,446       9,241
                                                        --------    --------    --------    --------    --------
    Operating income (loss)                               (2,816)    (11,151)    (30,079)      6,574         928
                                                        ========    ========    ========    ========    ========

Other:
    Revenue                                               29,058      10,624           0           0           0
    Total operating expenses                              28,983      16,729           0           0           0
                                                        --------    --------    --------    --------    --------
    Operating (loss) income                                   75      (6,105)          0           0           0
                                                        ========    ========    ========    ========    ========

Discontinued operations, net loss:                        (1,473)    (25,042)    (10,460)     (6,000)       (847)
                                                        ========    ========    ========    ========    ========

Consolidated Balance Sheet Data:

                                                      As of December 31,
                                   1998      1999       2000       2001       2002       2002
                                 --------  --------   --------   --------   --------   --------
                                   DKK       DKK        DKK        DKK        DKK         US$
                                                         (in thousands)

    Total assets                  37,720    221,038    357,051    445,611    168,217    23,752
    Net assets                    14,073    149,638    199,638    333,168     44,242     6,247
    Capital stock                  7,445     18,629     25,814     34,006     34,006     4,802
    Working capital (deficit)      1,760     41,786     (6,009)   137,256     (4,280)   (2,659)
    Number of ordinary shares      5,956     14,903     20,651     27,205     27,205    27,205

We have never paid any dividends on our ordinary shares.

Exchange Rate Information

      The exchange rate on September 10, 2003 (the latest practicable date) was DKK 6.6469 per $1.00. The following table sets forth (i) the average exchange rate for the years 1998, 1999, 2000, 2001 and 2002 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                           Average
                                           -------
Year Ended December 31:
1998                                       DKK 6.7011
1999                                       DKK 6.9763
2000                                       DKK 8.0829
2001                                       DKK 8.3619
2002                                       DKK 7.8897

                                                        High          Low
                                                        ----          ---
Month Ended:

September 2003 (as of September 10, 2003)               DKK 6.8865    DKK6.6469
August 2003                                             DKK 6.8705    DKK 6.5263
July 2003                                               DKK 6.6747    DKK 6.4371
June 2003                                               DKK 6.5075    DKK 6.2632
May 2003                                                DKK 6.6489    DKK 6.2384
April 2003                                              DKK 7.0180    DKK 6.6699
March 2003                                              DKK 7.0282    DKK 6.7031

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

      We incurred a net loss in each of the years ended December 31, 1998, 1999, and 2000 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2002 we had a net loss of DKK 283,348 (approximately $40.0 million) and an operating loss of DKK 245,666 (approximately $34.7 million). As of December 31, 2002, we had an accumulated deficit of DKK 509,510 (approximately $71.9 million). We anticipate that our revenues will increase as we develop and expand our trusted Internet infrastructure products and services and that in connection with this expansion, our operating expenses (excluding deprecation and amortization) particularly our sales and marketing and our capital expenditures, will increase as well. Accordingly, we may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

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

      o general economic conditions and economic conditions specific to the Internet services industry;

      o a change in viewer preference and we are unsuccessful in addressing those changes in our programming; and

      o     the non-renewal of our contract with TeleDanmark Kabel.

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

      In 2002, pursuant to SFAS No. 142, we wrote-off DKK 65.3 million (approximately $9.2 million) of goodwill after determining that the carrying value of goodwill attributed to businesses we acquired was higher than their fair values. SFAS No. 142 requires that we review the carrying value of goodwill for impairment at least annually, which may negatively affect our results of operations if we determine that the carrying value of goodwill is higher than its fair value. If in the future we determine that the carrying value of goodwill for businesses we acquire is higher than their fair value, additional goodwill will be written-off and as a result, our results of operations could be materially and adversely affected.

We have a limited operating history in providing trusted Internet infrastructure products and services under our current business structure and expect to encounter difficulties similar to those faced by early stage companies. Our results from operations may depend on how successful we are in dealing with these difficulties.

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

      o     the growth in demand for our products and services ;

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

We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

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

      One of our significant business strategies so far has been to enter into strategic alliances or other similar collaborative relationships that enable us to expand our product and service offerings and our customer base. An example of this type of relationship is our arrangement with VeriSign. Our future growth depends on our ability to establish direct seller channels and to develop multiple distribution channels by partnering with Internet technology, or IT, consulting firms and systems integrators and other third parties. We cannot assure you that we can enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. Many of our existing relationships do not, and any future relationships may not, afford us any exclusive marketing or distribution rights or preclude our partners from pursuing alternative technologies or developing alternative products and services either on their own or in collaboration with others, including our competitors. If we fail to enter into additional strategic relationships, we would have to devote substantially more of our own resources to develop, distribute, sell and market our products and services than we do currently. In addition, our strategic partners may not view their relationships with us as significant for their own businesses and they could reduce their commitment to us at any time in the future. If we are unable to maintain our existing relationships or to enter into additional strategic relationships, our business and results of operations may be materially and negatively affected.

Our business may be materially and adversely affected if an easy factoring method is developed, techniques for attacking public key cryptography systems advance significantly, or by negative public perception.

      Our primary products and services depend on public key cryptography technology, which is based on the application of specific mathematical principles known as factoring. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. Even if no breakthroughs in factoring are developed, factoring problems can theoretically be solved by a computer system significantly faster and more powerful than those currently available. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing products and services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In addition, our business could also be harmed by the negative publicity associated with, a successful attack on cryptographic and other Internet security technologies. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Many of our trusted Internet infrastructure products and services have lengthy sales and implementation cycles, which could negatively impact our business.

      The sale and implementation of our trusted Internet infrastructure products and services typically involves a lengthy education process of potential customers and a significant technical evaluation and commitment of capital and other resources by such customers. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with our products and services can be lengthy, potentially lasting from three to six months, and unpredictable. Our financial results could be negatively impacted if orders forecasted for a particular quarter are delayed or not realized.

We face significant competition from competitors which are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

      The market for services that enable trusted and secure electronic commerce and communications over IP networks is intensely competitive and we expect this competition to continue for the foreseeable future. Our principal competitor in Denmark is TDC A/S (formerly, TeleDanmark A/S). On an international level our competitors, among others, include Baltimore Technologies, PLC. and EnTrust Technologies, Inc.. These competitors are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our trusted Internet infrastructure products and services to achieve or maintain market acceptance, any of which could harm our business.

Our business depends largely on our ability to keep pace with changing technologies. If we are unable to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, our business will be harmed.

      The emerging nature of the Internet in general and of trusted Internet infrastructure products and services, in particular, requires us to continually update our products and service offerings, particularly in response to competitive offerings and to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. Since we do not own any proprietary technology, we rely on our strategic partners to provide us with state-of-the-art products and services. The success of any new products and services depends on several factors, including performance, features, reliability and cost. Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. Our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. We cannot be certain that we will successfully develop, acquire and market new trusted Internet infrastructure products and services and have access to third-party technology that respond to competitive and technological developments and changing customer needs.

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

      o     taxes;

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

      Currently, our operations focus on the Scandinavian, Italian, French, Austrian and Swiss markets. Our business plan contemplates expanding our operations into other west European countries, such as United Kingdom and France. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

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

If we are unable to negotiate a renewal of our contract with TeleDanmark Kabel the revenues from our broadcasting business may be adversely affected.

      Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee. Our agreement with TeleDanmark Kabel to carry dk4 as part of its basic package expires on March 31, 2004. If we are unable to renew this agreement the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially adversely affected. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management and technology personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, Bertel Jensen, Brian Mertz Pedersen and Tobias Wahlgren, our chief executive officer, chief financial officer, chief operating officer and chief technology officer, respectively. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

Our results from operations may be adversely affected by exchange rate fluctuations.

      A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

The market price of our ADSs may decline if the value of the Danish Kroner falls against the US dollar.

      Fluctuations in the exchange rate between the Danish Kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish Kroners, if the value of the Danish Kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development

      We are a Danish limited company, organized in 1986 under the Danish Act on Limited Companies of the Kingdom of Denmark. Originally, we were organized under the name Telepartner A/S. In 1999 we changed our name to euro909.com A/S and in December 2001 we changed our name to EuroTrust A/S. Our registered office is Poppelgaardvej 11-13, 2860 Soeborg, Denmark. Our telephone number is +45 39 54 00 00.

      We provide an array of trusted security products and services, including secure communications, secure servers, on-site solutions, payment platforms, virus detection, security penetration and testing, digital video surveillance, and secure remote backup services to website owners, commercial enterprises and electronic commerce service providers in Scandinavia and other western European countries. Until December 2001, our business operated in three distinct areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets. To that end, in 2001, we sold our domain name registration, historical telecommunications (all the remaining assets) and our print and online media businesses, and consolidated our television programming business.

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

      The following is a list of acquisitions made to date since November 2000 in connection with expanding our Internet services business:

      o As of November 30, 2000, we acquired 100% of Virus112.com A/S, a Danish virus protection company;

      o As of November 30, 2000, we acquired 15.6% of Trust Italia SpA. An Italian digital security company;

      o As of January 1, 2001, we acquired 40% of GBS A/S, a consulting company in Denmark. During 2002 we sold 30 % of the shares in GBS A/S. The sales price was DKK one thousand in cash;

      o As of June 30, 2001, we acquired the remaining 49% of Netname Solutions.com GmbH, a German company offering internet services;

      o As of August 31, 2001, we acquired 85% of WISEhouse Denmark A/S, a Danish remote data backup and storage service provider. Subsequently, on December 31, 2002, we purchased the remaining 15% and changed its name to "EuroTrust NetVaulting A/S";

      o As of November 30, 2001, we acquired E!novasion Denmark A/S, a web hosting and development company;

      o As of January 1, 2002, we combined our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, our secure web hosting subsidiary, in which we have 75% ownership interest;

      o As of January 21, 2002, we acquired 67% and subsequently the remaining 33% of Alphasys SAS, a Paris based e-security firm. Subsequently, we changed the name of Alphasys SAS to "EuroTrust France SAS."

      o As of March 11, 2002, we acquired 1.53% of WISeKey SA, a Switzerland based e-security firm.

      o As of March 20, 2002, we acquired 10% of Excelsa Spa, an Italian Internet-based video surveillance company along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.

B.    Business Overview

      Our objective is to become the leading provider of trusted Internet infrastructure products and services and e-commerce solutions to website owners, commercial enterprises, electronic commerce service providers and individuals in Scandinavia and other west European markets. Governments and other public institutions (i.e. Public Universities and Schools) in Europe, generally, are in the process of adopting the usage of trusted digital services to secure their activities over the Internet. As a result of our affiliation with VeriSign, the global leader in trusted Internet infrastructure products and services, and other acquisitions made over the last few years, we believe that we are poised to take advantage of this growth opportunity.

      Internet Products and Services

            Trusted Internet Infrastructure Products and Services

      We offer most of the European business community an array of trusted Internet security products and services, including secure communications, servers, on-site solutions, payment platforms and remote backup services, virus detection, security penetration and testing, digital video surveillance, and secure remote backup services. In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of trusted Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, as amended, we provide the following VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland.

      Public Key Infrastructure (PKI) Services. PKI services, as well as digital signatures and certificates, enable both companies and private individuals to encrypt their online communications and ensure confidentiality. PKI services are sold under the VeriSign Managed PKI Service (MPKI) and VeriSign Go Secure! brands, and are tailored to meet the specific needs of enterprises that wish to issue digital certificates to employees, customers, citizens or trading partners.

            MPKI - Managed PKI-solutions. MPKI is a managed service that allows an organization to use our trusted data processing infrastructure to develop and deploy customized digital certificate services for use by employees, customers and business partners. MPKI can be used by our customers to provide digital certificates for a variety of applications, including: controlling access to sensitive data and account information, enabling digitally-signed e-mail, encryption of e-mail, or SSL sessions. Our MPKI services can help customers create an online electronic trading community, manage supply chain interaction and facilitate and protect online credit card transactions.

            Go Secure! VeriSign Go Secure! services are a set of managed application services that enable enterprises to quickly build digital certificate-based security into their transaction and communication applications. Go Secure! services are similar in functionality to MPKI services and are designed to incorporate digital certificates into existing e-mail, browsing applications, directory and virtual private network devices. GoSecure(R) allows businesses to create a Virtual Private Network (VPN) that integrates VeriSign's strong encryption technology. GoSecure is also offered in cooperation with vendors of server firewall products.

      Web Server Digital Certificate Services. Digital certificates are electronic credentials that identify parties online, enabling encrypted online communications and legally binding, valid digital signatures for online transactions in e-commerce, financial services, supply-chain management, Virtual Private Networks, and wireless and mobile commerce environments. We offer a family of web server certificate services that allows organizations to implement and operate secure websites that utilize the Secure Sockets Layer, or SSL protocol or the Wireless Transport Layer Security, or WTLS, protocol to establish their identities to customers and other websites during electronic commerce transactions and communications over wired or wireless internet protocol, or IP, networks. Without a digital certificate installed on the website server the SSL and WTLS protocols cannot be utilized. Given that we host more web sites on servers in our data center than any other company in Denmark, we expect to take advantage of the current growth trend for server security. Digital Ids can easily be created for customers and suppliers through the MPKI administration solution.

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

      As a result of an independent examination of our PKI processing center in Copenhagen we received the prestigious WebTrust Seal of Assurance from KPMG. The WebTrust seal, which is displayed on all of our web sites, indicates that we have complied with the business standards prescribed by the American Institute of Certified Public Accountants and the Canadian Institute of Chartered Accountants concerning the issuance of digital certificates by certification authorities and adopted by several European countries including Denmark.

      In addition to the above-described VeriSign products and services, we also offer the following trusted Internet infrastructure products and services:

      Virus Surveillance/Detection/Support, Security Penetration Testing/Analysis. Gartner research indicates that the IT security-consulting sector represents the largest share of the Western European IT security market. Through our wholly-owned subsidiary, EuroTrust Virus112 A/S ("Virus112"), we offer a suite of IT security consulting services including sophisticated virus detection software, IT security support, security gap penetration assessments and system vulnerability testing to more than 3,000 businesses in Denmark, Norway and Sweden. Offered on a subscription basis, Virus112's Early Warning System scans the Internet for potential threats and immediately notifies its clients via fax, email and text messaging of any potential outbreaks, minimizing the risk of potential infections. In September 2001, Virus112 expanded its business by offering IT security consulting services that emphasize risk assessment and penetration testing services. In October 2002, Virus112 expanded its product offerings by adding the following:

      o "Virus112 Mail Scanning," a 24x7 e-mail surveillance and virus-scanning, recognition and removal technology;

      o "Virus112 Spam Scanner," a 24x7 automated guard against spam emails which also provides the customer with a monthly report and online access to information on email activity and blocked e-mails; and

      o "EuroTrust Security Scanner," (ESS) a scanning system that scans external IP addresses for potential security risk, to prevent viral attacks through the Internet.

      Remote Data Backup Services. Offsite backup services intrinsically appeal to the same clientele as subscribers of our virus detection and warning service. Backup and recovery software alone booked $2.7 billion in revenue in 2001 industry-wide, and that figure is expected to grow to $4.7 billion by 2005, according to the research firm IDC. We provide remote data backup services to more than 300 European businesses through EuroTrust Netvaulting A/S (formerly known as WISEhouse Denmark A/S), a wholly-owned subsidiary of EuroTrust. Remote backup services protect the data found on company servers from the threat of fire, hardware failure, natural disasters, theft and viruses. The backup technology is based on IBM's Tivoli Storage Manager software.

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

      Hosting is a practice that is still relatively new for most Scandinavian companies. The outsourcing of this technical operation allows non-technical companies to focus on their core competencies without having to worry about the related technology issues related with keeping a web site operational. Our web hosting services are available to our customers through our relationship with TDC or through Hosting's online, fully automated web-hosting environment.

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

      Real Time Security. Through EuroTrust RealTime Security A/S, a majority owned subsidiary, we offer a full service digital video security system, which provides real-time video monitoring and remote storage of the recording via a high speed Internet connection to our central storage location. This system provides the customer with the benefits of a complete video surveillance system without the need to purchase and maintain costly video surveillance hardware required by most traditional Closed Circuit Television ("CCTV") monitoring systems. Our system includes, among other features, the following:

      o     Remote viewing and surveillance;

      o Offsite recording and storage of the recordings in a secured centralized location; and

      o     Email confirmation of alarms to minimize false alerts

Moreover, this system is also compatible with traditional CCTV systems, which usually can be integrated with minimal additional expenditure. We believe that our system can be used by a multitude of end-users and applied to many different applications including:

      o Security in urban and residential areas including, shops, houses and communal areas;

      o     Traffic safety including, highways, bridges and railway crossings;

      o Company security including, ports, loading areas, storage rooms, server rooms, research laboratories, entry controls; and

      o Security for crowded public places including, airports, train stations, subways, supermarkets, tourist places, public parks, gas stations, exhibition halls, banks, casinos and post offices.

      In addition, we provided the following Internet related services through July 2001:

            Domain Name Registration.

            We began registering domain names for our Scandinavian customers in October 1996. Until June 1999, Network Solutions was the exclusive registry and registrar for second level domain names within the .com, .org, .net and .edu top level domains. We were one of Network Solution's largest European partners. Through our strategic relationship with Network Solutions, we were able to register local domain names, such as .dk for Danish domains, .se for Swedish domains, and .no for Norwegian domains, international top level domains, such as ..com, .org, .net and .edu; and other international domain names.

            The decision to sell our domain name registration business in 2001 was based on a number of factors. Principally, we believed that a significant percentage of European businesses and consumers are not yet on the Internet. Moreover, we believed that a large percentage of our domain name registration customers did not have an Internet web site or connection at the time they were contacted by our telemarketing department. Accordingly, we would have had to make significant expenditures of working capital to continue to grow this sector of our business and we were not willing to make that commitment.

            Web Site Design Services.

            In 1998, we began offering web site design services. Most of the web design customers were small- and medium-sized companies, which constituted our historical customer base. Depending on customer needs, we were able to provide simple web design services by merely converting basic information the customer provides to us into HTML format and creating or updating the web site, or we could be involved in more elaborate consulting on design, layout and content of a customer's web sites. An ancillary service that we also offered our customers was the ability to update all the major search engines on the Internet once a customer's web site had been created or updated so that appropriate user searches using these search engines will find these web sites. We charged fees for our web site design services based upon the complexity of the site and the amount of original material and design work our staff was asked to create. In addition, we offered customers reliable hosting services, both at the UUNET site and at the Digiweb site. We also had the capability to transfer hosting accounts from the UUNET site to the Digiweb site, while providing, what we believe to be, a comparable quality of service. In connection with our strategy to focus on trusted Internet infrastructure products and services we decided to cease the operation of our Web Site Design Services business in 2001.

            Internet Access and E-mail Services.

            We also were an Internet Service Provider, or ISP. Our primary source of connectivity was MCI WorldCom/UUNET. We also had Internet access agreements with TeleDanmark Communications AS, which provided us with a backup system in the event that it was needed. Internet access and e-mail services were not a principal source of revenues. We provided Internet access and e-mail services to our customers as necessary and important segments of our circle of products but without charging any startup or ongoing fees for Internet access. We charged a small fee per year for each e-mail account we maintained, but depending on the mix of our other products used by the customer, e-mail service may have been included without charge. Our decision to exit this business was based on our belief that over time, industry-wide, Internet access fees and charges for e-mail services were going to decline to a point where users will not incur any charges. For example, in Denmark, ISPs no longer charge access fees to Internet users. Rather, users of the Internet pay their telephone company for their online usage, and these charges continue to decline.

            E-Commerce Services.

            We offered our customers an e-commerce system which allowed them to blend the presentation of their business with potential product sales. We developed e-commerce software that integrated invoicing and shipping and we created links between e-commerce shopping malls we developed and the customer's site, which we also usually maintained. Order handling was outsourced to a third party with expertise in this aspect of e-commerce. We offered software, as well as consulting expertise in how best to implement e-commerce for a particular business. We believed that this integrated shopping system is a natural add-on to many of the web sites we were developing for our customers. We generated revenues by producing the web site and charging annual license fees, which fees took into account both use of the software and per visit charges for access to the shopping mall. In connection with our strategy to focus on trusted Internet infrastructure products and services, these services are now part of the service offerings of our Hosting subsidiary.

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

      Also, until late 2000, a Business Catalog publishing business was included in our Internet Services segment. Under this business, we published two kinds of business directories: fax directories and business information directories. The demand for our directories declined significantly since the emergence of readily available information on the Internet. We ceased operations of the Telecommunications Products and Services business in late 2000.

      Broadcasting

      For most of 2001 we operated two television channels, dk4 and Bio+. Both channels were carried by TDC on Cable, formerly known as TeleDanmark, Denmark's largest cable operator. In October 2001 we consolidated the programming of both channels. This decision was a result of the fact that the agreement with TDC to broadcast Bio+ was not going to be renewed once it expired December 31, 2001. On the other hand, the carriage agreement for dk4 was extended through March 31, 2004. In addition, we entered into two new distribution agreements and a new programming agreement for dk4. Specifically, we entered into distribution agreements with the Scandinavian cable operator Telenord Vision and with the Danish digital satellite television service provider Canal Digital A/S. Telenord and Canal have approximately 800,000 subscribers. dk4 also expanded its programming by covering European Union parliament sessions and joining the Pan-European Parliament TV network. In December 2001 we sold a 15% interest in our broadcast business to Parken Entertainment and Sports A/S for DKK 12 million.

            dk4

      We acquired dk4 in October 1999. As of December 31, 2002, approximately 33% of all households in Denmark had access to dk4. In 2001, dk4 launched its revised Internet platform. The homepage contains live video streaming, enabling subscribers to watch dk4 live over the Internet.

      dk4's principal programs are in the areas of culture, education, sports and politics:

            o Politics. dk4 broadcasts proceedings of the Danish Parliament, including debates and selected expert hearings. During 2002, dk4 offered more than 50 programs on the European Union, among these roundtable discussions and presentation of Members of Parliament, including the former and the present President of the European Parliament plus selected Members of the European Commission. In 2001, dk4 was acknowledged as a European Channel by the European Parliament and joined the discussion forum for Parliamentary Channels in the European Union ("EU"). In conjunction with the European Parliament, dk4 produced an educational video for Danish high schools on "Model European Parliament" (a multicultural conference for young people on the inner workings of the EU). All the programs are available on dk4's homepage.

            o     Sports. dk4 offered a number of niche sports programs in 2002

            o Culture. dk4 offers programs focusing on theatre, opera, literature, classical music and history. In the 2000/2001 season, programs on contemporary art and fine wines were added. Furthermore, a number of musical shows were introduced and the number of such shows was increased in 2002.

            o Education. Educational offerings include lectures given at the newly founded "DK4 University", a series which is also integrated with the Internet. In 2001, an add-on to this series was introduced through the "EU University" with a number of lectures on current EU topics such as Enlargement and the future Constitution of the EU. In 2002, we introduced an educational series on use of PCs.

      In October 1999, dk4 acquired PrimeVision, or PV, a production company. PV produces programs for dk4 as well as for other television channels. One of our primary objectives is for PV to become the leading production facility house in Scandinavia. By the end of 2001, PV was among the three leading production companies in Denmark and has been employed as a production company for the Danish Premier League and a number of other sports productions.

            Bio+

      We acquired Bio+ in September 1999. As a result of a strategic alliance with Fox Kids Europe in January 2000, we repackaged and relaunched the channel. As repackaged, Bio+'s primary offering was Danish movies. In October 2001, we combined the operations of Bio+ with those of dk4.

      Print and on-line publications

      In August 1999, we acquired All Media Holding A/S, which owned 77.5% of Chili A/S, publisher of the Danish and Norwegian versions of Chili magazine as well as the sponsor of various Chili web sites. Chili was one of the largest youth-oriented media companies in the Scandinavian market. Telia, the Swedish telecom communications conglomerate, owned the other 22.5% of Chili. In April 2001, Chili A/S merged with Dobedo AB of Sweden. In December 2001 we sold our entire interest in All Media Holding A/S to JTS express A/S, the sole distributor of Chili magazine.

Distribution of Sales

      The following tables set out our revenues by category and region for each of the years ended December 31, 2000, 2001 and 2002.

Breakdown of revenues by category(1)

                                2000                      2001                      2002                      2002
                           --------------            --------------            --------------            --------------
                          DKK       Percentage      DKK       Percentage      DKK       Percentage      US$       Percentage
                       ---------    ----------   ---------    ----------   ---------    ----------   ---------    ----------
                                                        (currency amounts are in thousands)
Internet services         94,999           50%      72,183           48%      63,769           47%       9,004           47%
Broadcasting              83,005           44%      79,731           52%      72,020           53%      10,169           53%
Other                     10,624            6%           0            0%           0            0%           0            0%
                        --------     --------     --------     --------     --------     --------     --------     --------
                         188,628          100%     151,914          100%     135,789          100%      19,173          100%
                        --------     --------     --------     --------     --------     --------     --------     --------

Breakdown of revenues by geographic market(1)

                                2000                      2001                      2002                      2002
                           --------------            --------------            --------------            --------------
                          DKK       Percentage      DKK       Percentage      DKK       Percentage      US$       Percentage
                       ---------    ----------   ---------    ----------   ---------    ----------   ---------    ----------
                                                        (currency amounts are in thousands)
Denmark(1)               125,932           67%     100,016           66%     110,992           82%      15,672           82%
Norway                    16,104            9%      19,117           13%       4,967            4%         701            4%
Sweden                    44,456           23%      29,703           20%       2,874            2%         406            2%
France                       577            0%       2,310            1%       9,636            7%       1,361            7%
Finland                        0            0%           0            0%       2,763            2%         390            2%
Austria                        0            0%           0            0%       1,884            1%         266            1%
Switzerland                    0            0%           0            0%       2,673            2%         377            2%
United Kingdom             1,521            1%         303            0%           0            0%           0            0%
Germany                       38            0%         465            0%           0            0%           0            0%
                        --------     --------     --------     --------     --------     --------     --------     --------
                         188,628          100%     151,914          100%     135,789          100%      19,173          100%
                        --------     --------     --------     --------     --------     --------     --------     --------

(1) The amounts for 2000 and 2001 do not include revenues from the print and online media business because that business was sold in 2001 and is reflected as loss from discontinued operations.

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

      We have registered trademarks for "DIGIWEB," "Virus112" and "EUROTRUST" at OHIM, the European Trademark Office. We also applied for registration of the trademark "EUROTRUST" in Switzerland and Norway. In both countries the trademark "EUROTRUST" is still pending. We have obtained Danish and foreign trademark registrations for various EuroTrust marks. With regard to our digital trust services, we also rely on certain licensed third-party technology, such as public key cryptography technology and other technology that is used in our digital trust license from RSA Security Inc. or RSA. In particular, RSA has granted us a perpetual, royalty free, nonexclusive, worldwide license to distribute internet-based trust services. We develop services that contain or incorporate the RSA BSAFE and TIPEM products and that relate to digital certificate-issuing software, software for the management of private keys and for digitally signing computer files on behalf of others, software for customers to preview and forward digital certificate requests to them, or such other services that, in RSA's reasonable discretion, are reasonably necessary for the implementation of a digital certificate business. RSA's BSAFE product is a software tool kit that allows for the integration of encryption and authentication features into software applications. TIPEM is a secure e-mail development tool kit that allows for secure e-mail messages to be sent using one vendor's e-mail product and read by another vendor's e-mail product.

Competition

      Internet Services

      Our trusted Internet infrastructure products and services are targeted at the rapidly evolving market for trusted services, including authentication, validation and payment, that enable secure electronic commerce and communications over wired and wireless IP networks. Although the competitive environment in this market has yet to develop fully, we anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants.

      Our principal competitors are Baltimore, EnTrust and TDC. In addition, browser companies that embed our interface technologies or otherwise feature us as a provider of digital certificate products and services in their web browsers or on their websites could also promote our competitors or charge us substantial fees for promotions in the future. New technologies and the expansion of existing technologies may increase the competitive pressures on us. The market for digital certificates is emerging and is characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any relationships could adversely affect our ability to attract and retain customers.

      Companies with Internet expertise are current or potential competitors to our Internet technology services. These companies include systems integrators and consulting firms, such as IBM Global Services. Instead of competing against these companies, our strategy is to create beneficial partnerships urging them to use and sell our products and services. We also compete with some companies that have developed products that automate the management of Internet protocol addresses and name maps throughout enterprise-wide intranets, and with companies with internally- developed systems integration efforts.

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

      Broadcast Media

      In our broadcast business, we compete with channels that are carried by more Cable providers, included in more "TV Packages", offered to cable subscribers, and catering to a much larger viewing audience than we do. Until 2001, cable providers were subject to governmental regulations that limited their programming to the programming provided by those channels chosen through a referendum of subscribing households, every two years.

      Presently, the only channels that cable providers are required to include in their "TV Packages" are the publicly funded channels, i.e., DR, DR2, TV2, (and one local TV station). We expect that the number of channels competing to be included in those "TV Packages" will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and cable providers may choose to replace us with a competitor.

Government Regulation

      In 2000, the Danish Parliament passed legislation to regulate the activities of Certificate Authorities, which are companies that issue certificates for electronic signatures. The purpose of this legislation is to promote secure and efficient utilization of electronic communication by specifying requirements for certain electronic signatures and Certification Authorities that issue certificates for electronic signatures. In addition, this legislation also authorizes the formation of a regulatory agency to oversee compliance by Certification Authorities. We do not believe that this legislation has had any significant impact on our business.

      In 2002 the Danish Government passed legislation, regarding Public Certificates for Electronic Services (OCES certificates), setting the standard for the implementation of digital identity and signatures for use by Danish citizens and businesses. OCES certificates are primarily for use by Danish citizens and companies (i) for electronic signatures in their electronic communications with others, (ii) to secure the sender and message authenticity in their electronic communications with Danish governmental authorities and
(iii) for securing secrecy (encryption) in electronic communications from Danish governmental authorities to a citizen or company. The purpose of this legislation is to promote secure and efficient utilization of electronic communications between Danish citizens and companies, and the Danish Government. We believe that this legislation will promote the use of digital signatures and will improve the business and the market for these products in Denmark.

Sales and Marketing

      In December 2001, we changed our name from "euro909" to EuroTrust because, we believe, it reflects more accurately our new business strategy. We renamed two of our wholly owned subsidiaries as part of our ongoing process to extend and unify the EuroTrust brand throughout our network of European companies. Specifically, we changed the name of Virus112.com A/S to EuroTrust Virus112 A/S and WISEhouse Denmark A/S to EuroTrust Netvaulting A/S. In addition, the names of each of our other subsidiaries incorporate the "EuroTrust" name. (See section C, of this Item 4, below entitled "Organizational structure of the Company"). Unifying the names of our operating subsidiaries is part of our overall strategy to further develop and exploit the advantages of the scalability and synergies of our products and services under the EuroTrust brand name. Our goal is to make the EuroTrust brand name synonymous with IT-security throughout Europe.

      We market our products and services throughout Scandinavia and Western-Europe through multiple distribution channels, including the Internet, direct sales, telesales, value added resellers and systems integrators. Our sales teams build upon our existing customer relationships by contacting clients about security offerings on an ongoing basis and periodically selling them other complementary security products. We have found that satisfied customers of initially one or more of our services will likely become repeat customers for additional products or services.

      Plans for our pan-European expansion into IT security have been carefully calculated to minimize costs and maximize customer service. We employ multiple native-language sales and marketing teams within our Copenhagen facilities until the level of sales justifies independent offices. By housing multiple sales teams in Copenhagen that speak the native language of each country, we can provide our customers with a high level of service while keeping our overhead low.

      Our customers typically represent organizations in the following sectors: government, travel, banking/finance, professional services and consulting, telecommunication, and other technology companies.

C.    Organizational structure of the Company

      The following is a list of our significant subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries.

                                                 Country of          Interest
   Subsidiary                                   Incorporation        Ownership
   ----------                                   -------------        ---------

   Euro909.dk A/S                                  Denmark            100.0%
   EuroTrust PKI Services A/S          (1)         Denmark            100.0%
   EuroTrust Net Vaulting A/S                      Denmark            100.0%
   EuroTrust Virus112 A/S              (2)         Denmark            100.0%
   Euro909Media A/S (dk4)                          Denmark             85.0%
   EuroTrust Secure Hosting A/S        (3)         Denmark             75.0%
   EuroTrust Realtime Security A/S     (4)         Denmark             85.3%
   EuroTrust Sweden AB                 (5)         Sweden             70.0%
   Telefax Scandinavia i Sverige AB                Sweden             100.0%
   EuroTrust E-Security SARL                     Switzerland          100.0%
   EuroTrust France SAS                (6)         France             100.0%


----------
(1)   Formerly known as EuroTrust Denmark A/S.

(2)   Formerly known as Virus112.com A/S.

(3) Result of the combination of our Digiweb activity with DHT Hosting ApS, on January 1, 2002.

(4) The subsidiary through which we sell our remote digital video surveillance systems.

(5)   The subsidiary through which we sell our anti-virus products in Sweden.

(6)   Formerly known as Alphasys SAS.

      Property, Plant and Equipment

      Our executive offices are located in Soeborg, Denmark, where we own facilities which comprise 1,554 square meters of floor space and also, house our Danish operations, including our Internet data center.

      For our broadcasting media operations, which are located in Copenhagen, we lease 2,233 square meters. For our Internet services operations we lease the following:

      (i) 780 square meters of floor space in Aarhus, Denmark, for our remote data backup subsidiary, EuroTrust Net Vaulting;

      (ii) 110 square meters of floor space in Lund, Sweden, for our operations in Sweden; and

      (iii) 344 square meters of floor space in Champs sur Marne, France, for our operations in France.

      The total aggregate annual lease costs are approximately DKK 3,400,000. The operating leases are cancelable by both parties through various times between six and thirty-seven months. We believe that the current facilities for our broadcasting media operations and our Danish activities, including our Internet data center, will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

      Overview

      Until December 2001, our business operated in three distinct areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets. To that end, in 2001, we sold our domain name registration, historical telecommunications (all the remaining assets) and our print and online media businesses, and consolidated our television programming business.

      We believe that our products and services, together with our reputation as a customer-service oriented company, provide us with competitive advantages. However, we cannot assure you that we will successfully implement our business strategy.

Critical accounting policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires Management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" beginning on page F-9 in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

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

      Long-term investments

      We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. For a specification of the investments you should refer to note 3 of the accompanying consolidated financial statements. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

      We review, the assumptions underlying the operating performance from these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

      In fourth quarter of 2002, we determined that the decline in value of certain of our non-public equity investments was other-than-temporary and recorded write-downs of these investments totalling DKK 19.1 million.

      Valuation of long-lived assets

      Our long-lived assets totaled DKK 50.5 million, as of December 31, 2002, which consist primarily of rights, other intangible assets and property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

      o     a significant decrease in the market price of a long-lived asset;

      o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

      o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

      o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

      o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

      An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

      We recorded an impairment charge of approximately DKK 74.0 million in the year ended December 31, 2002.

      Goodwill

      We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At December 31, 2002, we had DKK 20,964 thousand of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

      During the fourth quarter, we performed our annual impairment assessment of goodwill in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

      In estimating future cash flows we used our internal budgets. Our budgets were based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets were based on current royalty percentages, expected staffing levels and expected inflation.

      Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

      Based on these measurements, we recorded an impairment charge in the internet services segment of approximately DKK 65.3 million in the fourth quarter of 2002.

      Inventories

      The inventory principally consists of 45,000 IBM Tivoli licenses relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

Management must make estimates about the future customer demand for IBM Tivoli licenses when establishing the appropriate provisions for inventory. When making these estimates, we consider general economic conditions and historical sales of licenses, the market acceptance of the current generation of licenses, the available market for these products and expected sales prices for the licenses. These judgments must be made in the context of our customers' shifting technology needs. A misinterpretation or misunderstanding of any of these conditions could result in significant changes to the provisions determined to be appropriate as of the balance sheet date.

We recorded inventory provision related to our IBM Tivoli licenses, of DKK 21,651 in 2002 and DKK 0 in 2001.

      Tax asset valuation

      We currently have deferred tax assets resulting from net operating loss carryforwards, , and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets when necessary to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

      o future earnings potential determined through the use of internal forecasts;

      o     cumulative losses in recent years;

      o     history of loss carryforwards and other tax assets expiring;

      o     the carryforward period associated with the deferred tax assets; and

      o the nature of the income that can be used to realize the deferred tax asset.

      If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Our gross tax assets and valuation allowances were DKK 149.2 million and DKK 148.5 million respectively, as of December 31, 2002, resulting in a net deferred tax asset of DKK 0.7 million.

      See Note 13 to our financial statements for further details regarding this deferred tax asset.

      If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets.

      Consolidated Results

      Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Revenue for the year ended December 31, 2002 was DKK 135.8 million, a decrease of DKK 16.1 million, or 10.6%, compared to revenue of DKK 151.9 million for the year ended December 31, 2001. The table below compares revenue for both years on a segment-by-segment basis.

                                   Revenue              Amount of     Percentage
                                                        Increase       Increase
                              2002          2001       (Decrease)     (Decrease)
                           ----------    ----------    ----------     ----------
                                          (in thousands of DKK)
Internet services            63,769        72,183        (8,414)        (11.7%)
Broadcast media              72,020        79,731        (7,711)         (9.7%)
Total                       135,789       151,914       (16,125)        (10.6%)

      Both the Internet services segment and the broadcast media segment showed a decrease in revenues. The decrease in revenue in our Internet services segment is attributable to the fact that in 2001 we realized revenues from our domain name registration business until it was sold in July 2001. We have not realized any significant revenues under our International Affiliate Agreement with VeriSign in 2002 to offset for the decrease in revenue resulting from the sale of our domain name registration business. The decrease in revenue in our broadcast media segment reflects the fact that in 2001 we consolidated all of our television programming into a single television channel, dk4. The consolidation resulted primarily from the fact that the carriage agreement with TDC to broadcast Bio+ was not going to be renewed once it expired December 31, 2001. In addition, the carriage agreement for dk4 was extended through March 31, 2004 and we entered into two new distribution agreements and a new programming agreement for dk4. As a result, the lost revenue from the consolidation of Bio+ and dk4 and the non-renewal of the Bio+ agreement with TDC could not be completely supplanted by the revenues from the new agreements entered into by dk4.

      Total operating expenses for the year ended December 31, 2002 were DKK
381.5 million, an increase of DKK 33.6 million, or 9.7%, from the total operating expenses of DKK 347.9 million for the year ended December 31, 2001. This increase resulted primarily from an increase in amortization and write downs mainly related to a write down of VeriSign rights and goodwill impairment in our trusted Internet infrastructure services business, offset by the elimination of the operating expenses associated with both the operations of the domain name registration business and our Bio+ television channel . The table below shows our operating expenses by category on a segment-by segment basis.

                                        Cost of Revenue      Amount of     Percentage
                                                              Increase      Increase
                                       2002        2001      (Decrease)    (Decrease)
                                    ----------  ----------   ----------    ----------
                                                 (in thousands of DKK)
Internet services                      55,484      34,526       20,958         60.7%
Internet services, related parties     24,988       7,376       17,612        238.8%
Broadcast media                        40,534      55,710      (15,176)       (27.2%)
Broadcast media, related parties            0           0            0          0.0%
                                     --------    --------     --------     --------
Total                                 121,006      97,612       23,394         24.0%

                                      Selling and Marketing  Amount of     Percentage
                                                              Increase      Increase
                                       2002        2001      (Decrease)    (Decrease)
                                    ----------  ----------   ----------    ----------
                                                 (in thousands of DKK)
Internet services                      38,391      57,690      (19,299)       (33.5%)
Internet services, related parties        908       1,436         (528)       (36.8)
Broadcast media                        10,150       8,980        1,170         13.0%
Broadcast media, related parties            0           0            0          0.0%
                                     --------    --------     --------     --------
Total                                  49,449      68,106      (18,657)       (27.4%)

                                         General and
                                        Administrative       Amount of     Percentage
                                                              Increase      Increase
                                       2002        2001      (Decrease)    (Decrease)
                                    ----------  ----------   ----------    ----------
                                                 (in thousands of DKK)
Internet services                      33,834      45,429      (11,595)       (25.5%)
Internet services, related parties      1,115       1,083           32          3.0%
Broadcast media                         9,934      10,140         (206)        (2.0)%
Broadcast media, related parties            0           0            0          0.0%
                                     --------    --------     --------     --------
Total                                  44,883      56,652      (11,769)       (20.8%)

                                         Depreciation
                                       Amortization and
                                          write down         Amount of     Percentage
                                    and Goodwill impairment   Increase      Increase
                                       2002        2001      (Decrease)    (Decrease)
                                    ----------  ----------   ----------    ----------
                                                 (in thousands of DKK)
Internet services                     161,289      90,572       70,717         78.1%
Broadcast media                         4,828      34,980      (30,152)       (86.2%)
                                     --------    --------     --------     --------
Total                                 166,117     125,552       40,565         32.3%

      The increase in cost of revenue for our Internet services revenues is primarily attributable to the additional incremental expenditure associated with the increase in sales of trusted internet Infrastructure services during 2002 including the additional expenses of DKK 10 million, attributable to annual fee and minimum sell through guarantees to VeriSign, and DKK 21.7 million, attributable to our write down of the value of our IBM Tivoli licenses, both of which are included in the cost of revenue for 2002. As a result of the successful renegotiation of the Affiliate Agreement with Verisign, in February 2003, pursuant to which, among other items, they agreed to waive their rights under the annual fee and minimum sell through guarantees for 2002. Accordingly, our cost of revenue in the first quarter of 2003 will be reduced by DKK 10 million.

      The decrease in sales and marketing expenses and general and administrative expenses is attributable to the sale of our domain name registration business and our continued focus on lowering expenses generally.

      The increase in depreciation, amortization and write-down and goodwill impairment expenses reflects a write down of goodwill and other write downs in accordance with our adoption, in 2002, of Statement of Financial Accounting Standards (SFAS) No.s 142 and 144. Accordingly, in the Internet services segment, we depreciated and wrote down approximately DKK 161.3 million for the year ended December 31, 2002. Based on our management's assessment, the write downs included DKK 63.4 million from the write down of the rights we acquired from VeriSign and DKK 33.2 million from the write down of goodwill attributable to our acquisition of Alphasys SAS (due to revenue expectations not being met). The balance of the depreciation and the write down expenses mainly relate to the write down of goodwill in connection with various business acquisitions also due to revenue expectations not being met.

      In our broadcast media segment, cost of revenues, general and administrative expenses, depreciation, amortization and write-down and goodwill impairment expenses decreased due to the fact that we consolidated all of our television programming into a single television channel, dk4. For the year ended December 31, 2002, the aggregate depreciation, amortization and write-down and goodwill impairment expenses decreased, approximately DKK 30.1 million, to DKK
4.8 million as compared to the same period in the prior year. This decrease is due to our write down of a significant portion of the goodwill attributable to the acquisition of our broadcasting business as a result of the closing of Bio+ in 2001 and the consolidation of its operations with that of dk4.

      For the year ended December 31, 2002, the gross profit for our Internet services segment was DKK (16.7) million, or a margin of (26.2)% of segment revenues. For the year ended December 31, 2001, the gross profit for our Internet services business was DKK 30.3 million, or a margin of 42.0% of segment revenues. This decrease in gross profit margin is mainly attributable to the fact that the gross profit margin on the domain name registration business which is included in 2001 results for a six month period are substantially higher than the gross profit margin on our trusted Internet infrastructure services business. We expect the gross profit margin to increase with time as the business of providing trusted Internet infrastructure services mature. Furthermore, the gross profit margin for 2002 was further reduced by the additional expenses of DKK 10 million, attributable to annual fee and minimum sell through guarantees to VeriSign, and DKK 21.7 million, attributable to our write down of the value of our

IBM Tivoli licenses, both of which are included in the cost of revenue for 2002. As a result of the successful renegotiation of the Affiliate Agreement with VeriSign, in February 2003, pursuant to which, among other items, they agreed to waive their rights under the annual fee and minimum sell through guarantees for 2002. Accordingly, our cost of revenue in the first quarter of 2003 will be reduced by DKK 10 million.

      In the case of our broadcast media segment, the gross profit margin for 2002 was DKK 31.5 million, or 43.7% of segment revenues while the gross profit margin for 2001 was DKK 24.0 million, or 30.1% of segment revenues. This increase is primarily attributable to the general reduction of cost resulting from the consolidation of our television programming into a single television channel, dk4.

      For the year ended December 31, 2002 our operating loss increased by DKK
49.7 million to DKK 245.7 million compared to a loss of DKK 196.0 million for the year ended December 31, 2001. The operating loss for our Internet services segment increased by DKK 86.3 million to DKK 252.2 million compared to a loss of DKK 165.9 million for the year ended December 31, 2001. This increase is primarily attributable to the write down of goodwill and other assets to reflect the impairment in the fair market value of certain acquired assets in accordance with SFAS 142. In the Internet services segment, we depreciated and wrote down approximately DKK 161.3 million for the year ended December 31, 2002. Based on our management's assessment, the write downs included DKK 63.4 million from the write down of the rights we acquired from VeriSign and DKK 33.2 million from the write down of goodwill attributable to our acquisition of Alphasys SAS (due to revenue expectations not being met). The balance of the depreciation and the write down expenses mainly relate to the write down of goodwill in connection with various business acquisitions also due to revenue expectations not being met.

      The operating income for our broadcast media segment increased by DKK 36.7 million to DKK 6.6 million compared to an operating loss of DKK 30.1 million for the year ended December 31, 2001. This increase is attributable to the reduction in operating expenses due to the consolidation of our television programming into a single television channel.

      For 2002, we had interest income of DKK 1.9 million and interest expense of DKK 1.1 million. For 2001, interest income was DKK 2.3 million and interest expense was DKK 0.3 million. The reduction in interest income in 2002 reflects our lower cash balances during the year due to increased capital expenditures. The increase in interest expense in 2002 reflects an increase in our borrowings during the year.

      For 2002, we had a net foreign exchange loss of DKK 5.3 million compared to a net loss of DKK 2.9 million in 2001. The increase is mainly due to the adverse developments in the US dollar exchange rate in 2002.

      For 2002, we wrote down DKK 19.1 million of long term investments compared to DKK 0 for 2001. Based on our review of the valuation of investments made at December 31, 2002, we wrote down our investments in Trust Italia S.p.A. (DKK 16,053), Wisekey SA (DKK 2,322) and certain other shares (DKK 751). These write downs were made due to revenue expectations not being met.

      Our net loss for the year ended December 31, 2002 was DKK 283.3 million compared to a net income of DKK 7.7 million for the year ended December 31, 2001. This difference of DKK 291.0 million is primarily attributable to the gain realized from the sale of our domain name registration business in 2001 and to an increase in the write-off of goodwill and other long-lived assets in 2002.

      Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

      Revenue for the year ended December 31, 2001 was DKK 151.9 million, a decrease of DKK 36.7 million, or 19.5%, compared to revenue of DKK 188.6 million for the year ended December 31, 2000. The table below compares revenue for both years on a segment-by-segment basis. Both, the Internet services segment and the broadcast media segment showed a decrease in revenues. The decrease in revenue in our Internet services segment is attributable to the fact that we sold our domain name registration business on July 21, 2001 and that only insignificant revenues under our International Affiliate Agreement with VeriSign were realized in 2001, as this business first started in the fourth quarter of 2001. The decrease in revenue in our broadcast media segment reflects a lower payment from the carrier of our dk4 cable television channel compared to last year. The "Other" category reflects our travel business segment that was sold in the second quarter of 2000.

                                     Revenue           Amount of      Percentage
                                                        Increase       Increase
                                2001         2000      (Decrease)     (Decrease)
                             ----------   ----------   ----------     ----------
                                           (in thousands of DKK)
Internet services               72,183       94,999      (22,816)        (24.0%)
Broadcast media                 79,731       83,005       (3,274)         (3.9%)
Other                                0       10,624      (10,624)       (100.0%)
                              --------     --------     --------      --------
Total                          151,914      188,628      (36,714)        (19.5%)

      Total operating expenses for the year ended December 31, 2001 were DKK
347.9 million, an increase of DKK 57.1 million, or 19.6%, over total operating expenses of DKK 290.9 million for the year ended December 31, 2000. The table shows our operating expenses by category on a segment-by segment basis.

                                Cost of Revenue        Amount of      Percentage
                                                        Increase       Increase
                               2001         2000       (Decrease)     (Decrease)
                            ----------   ----------    ----------     ----------
                                          (in thousands of DKK)
Internet services              41,902       56,423       (14,521)        (25.7%)
Broadcast media                55,710       56,692          (982)         (1.7%)
Other                               0       11,547       (11,547)       (100.0%)
                             --------     --------      --------      --------
Total                          97,612      124,662       (27,050)        (21.7%)


                             Selling and Marketing     Amount of      Percentage
                                                        Increase        Increase
                               2001         2000       (Decrease)     (Decrease)
                            ----------   ----------    ----------     ----------
                                          (in thousands of DKK)
Internet services              59,126       53,584         5,542          10.3%
Broadcast media                 8,980        8,218          (762)         (9.3%)
Other                               0        2,196        (2,196)       (100.0%)
                             --------     --------      --------      --------
Total                          68,106       63,998         4,108           6.4%


                           General and Administrative  Amount of      Percentage
                                                        Increase       Increase
                               2001         2000       (Decrease)     (Decrease)
                            ----------   ----------    ----------     ----------
                                          (in thousands of DKK)
Internet services              46,512       43,677         2,835           6.5%
Broadcast media                10,140       11,237        (1,097)         (9.8%)
Other                               0        2,469        (2,469)       (100.0%)
                             --------     --------      --------      --------
Total                          56,652       57,383          (731)         (1.3%)

                                 Depreciation
                               Amortization and
                                  write down           Amount of      Percentage
                            and Goodwill impairment     Increase       Increase
                               2001         2000       (Decrease)     (Decrease)
                            ----------   ----------    ----------     ----------
                                          (in thousands of DKK)
Internet services              90,572       26,301        64,271         244.4%
Broadcast media                34,980       18,009        16,971          94.2%
Other                               0          517          (517)       (100.0%)
                             --------     --------      --------      --------
Total                         125,552       44,827        80,725         180.1%

      In our Internet services business, costs of revenue decreased. The decrease in cost of revenue is attributable to the sale of our domain name registration business in July 2001. The increase in sales and marketing expenses and general and administrative expenses is attributable to the start up cost and other related expenditures in connection with the development of our trusted Internet infrastructure services business. The increase in depreciation and amortization expenses reflects a write down of goodwill. The main write downs were, DKK 33.8 million from the write down of good will attributable to our acquisition of Digiweb due to revenue expectations not being met.

      In connection with our broadcast media segment, cost of revenue decreased 1.7% as a result of the decrease in revenue for 2001. Sales and marketing expenses and general and administrative expenses just changed slightly compared to 2000. Depreciation and amortization expenses increased 94.2% as a result of a write down of goodwill due to the closing of Bio+ and the consolidation of its operations with dk4. In connection with closing and consolidation, we wrote down approximately DKK 30 million of the goodwill related to the purchase of our broadcasting business due to revenue expectations not being met.

      For the year ended December 31, 2001, the gross profit for our Internet services segment was DKK 30.3 million, or a margin of 42.0% of segment revenues. For the year ended December 31, 2000, the gross profit for our Internet services business was DKK 38.6 million, or a margin of 40.6% of segment revenues. In the case of our broadcast media segment, the gross profit for 2001 was DKK 24.0 million, or a margin of 30.1% of segment revenues while the gross profit for 2000 was DKK 26.3 million, or a margin of 31.7% of segment revenues. This decrease in gross profit is attributable to lower realized revenues in 2001.

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

      For 2001, we had a net foreign exchange loss of DKK 2.9 million compared to a net foreign exchange gain of DKK 2.9 million in 2000. The increase is mainly due to adverse developments in the U.S. dollar exchange rate in 2001.

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

      Our net income for the year ended December 31, 2001 was DKK 7.7 million compared to a net loss of DKK 146.7 million for the year ended December 31, 2000. This difference of DKK 154.4 million is almost entirely attributable to the sale of our domain name registration business.

      In December 2001 we sold our print and online media business. Accordingly, the results of operations from that segment of our business was segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 reflect the fact that the print and online media business is treated as a discontinued operation. In addition, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1999 and 2000 have been restated to reflect this fact as well.

B.    Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At December 31, 2002, cash balances (DKK 37.7 million) and restricted cash (DKK 2.0 million) totaled DKK 39.7 million compared to cash balances (DKK 94.0 million) and restricted cash (DKK 41.6 million) totaling DKK 135.7 million at December 31, 2001. At December 31, 2002 the ratio of current assets to current liabilities was 0.95 to 1. Our current assets primarily reflect our cash, accounts receivables and inventories.

      At December 31, 2002, we had secured lines of credit from banks totaling DKK 2.3 million, from which we have drawn DKK 0.8 million. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of December 31, 2002 was 7.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

      For the year ended December 31, 2002, cash used in operations was DKK 55.2 million compared to DKK 97.8 million for the prior year, a decrease of DKK 42.6 million. The decrease is primarily due to a decrease in cash used for inventories and other assets of DKK 20.8 million and an increase in deferred revenue of DKK 32.0 million.

      For the year ended December 31, 2002, cash provided by investing activities was DKK 4.1 million compared to cash provided by investing activities of DKK 32.4 million for the prior year, a decrease of DKK 28.3 million. The decrease is primarily attributable to the proceeds from the sale of our domain name registration service business and the print and online media business segment in 2001, and the purchase of Alphasys SAS.

      For the year ended December 31, 2002, cash used in financing activities was DKK 6.3 million compared to cash provided by financing activities of DKK
111.9 million for the prior year, a decrease of DKK 118.2 million. The decrease is primarily due to a decrease of DKK 122.4 million, in proceeds from the issuance of common shares upon exercise of public warrants during 2001.

      Our capital expenditures for the year ended December 31, 2002 were DKK
17.5 million. These expenditures primarily relate to purchase of equipment.

      For the first six months of 2003 we have continued to experience net cash outflows from our operations. If this trend continues we will be required to raise additional cash to fund both our operations and any capital expenditures. In addition to the line of credit described above we believe we could raise additional funds (i) from borrowing against (or selling) our building in Soeborg, Denmark which we own free of any mortgages and (ii) from the private placement of our ordinary shares to an investor, who has agreed to invest up to DKK 15 million to purchase our ordinary shares, at our option, through May 28, 2004.

      We believe that our cash on hand and the positive trend of our operating cash flow together with borrowings currently available and other potential sources of funds as described above will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend of our operating cash flow does not continue it could put a substantial burden on our cash resources.

Contractual obligations (in thousands of DKK)

---------------------------------------------------------------------------------------------------------
                                                                                             Total
Contractual obligations            2003      2004     2005    2006     2007    Later years   obligations
---------------------------------------------------------------------------------------------------------
Capital leases                     4,328    2,227      675     542        0           0         7,772
---------------------------------------------------------------------------------------------------------
VeriSign affiliate contract*      19,122        0        0       0        0           0        19,122
---------------------------------------------------------------------------------------------------------
Operating leases                   1,795    1,462      437     146      146         285         4,271
---------------------------------------------------------------------------------------------------------
Film Rights                        4,000        0        0       0        0           0         4,000
---------------------------------------------------------------------------------------------------------
Total contractual obligations     29,245    3,689    1,112     688      146         285        35,165
---------------------------------------------------------------------------------------------------------

* Our obligation under the VeriSign affiliate contract reflects an adjusted amount due to the amendment described below in the Section titled "Commitments," Item 10C, and in Note 24. to our financial statements.

      Inflation

      We do not believe that inflation had a material impact on our results of operations.

      Commitments

      In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of trusted Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, as amended, we provide VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland. In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from approximately DKK 49.7 million ($7.0 million) to approximately DKK 16.3 million ($2.3 million). It has not been agreed what the minimum annual royalty payments are to be after December 31, 2003. The amendment states that the minimum annual royalty payments for the calendar years following 2003 shall be agreed by the Company and VeriSign no less than 60 days prior to the end of the calendar year 2003. It has been agreed with VeriSign that the annual fees will be reduced for 2004 and beyond.

      In January 2002, in connection with the combination of our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, in which we have a 75% ownership interest and DHT has a 25% ownership interest. DHT has an option to sell its 25% interest in Secure Hosting to us in 2004 at a price based on the future profitability of Secure Hosting or for a minimum of DKK 2.5 million.

      Impact of Recently Issued Accounting Standards

      In 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction". SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt"; SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements"; and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers"; and amends SFAS No. 13, "Accounting for Leases". SFAS No. 145 is generally effective from May 15, 2002. SFAS 145 does not have a material effect on EuroTrust's financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" . This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. EuroTrust does not expect the adoption of this statement to have a material effect on its financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. We have not incurred significant obligations under customer indemnification or warranty provisions historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential customer indemnification or warranty-related obligations. The annual disclosure requirements are effective for these financial statements and for interim periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material effect on our consolidated financial position, results of operations or cash flows.

      In November 2002, the Emerging Issues Task Force issued its consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EuroTrust has not yet completed an analysis of EITF Issue No. 00-21 and the related impact on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure- an amendment of FASB Statement No. 123" (SFAS No. 148). This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. EuroTrust has provided the disclosures required by SFAS No. 148 in the financial statements. EuroTrust does not currently intend to change its method for accounting for stock options and does not expect the adoption of this statement to have a material effect on its financial statements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The initial adoption of this accounting pronouncement is not expected to have a material impact on EuroTrust's consolidated financial statements.

      In April, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No.
133. EuroTrust does not expect the adoption of this statement to have a material effect on its financial statements.

      On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. EuroTrust does not expect the new standard to have an effect on its financial statements.

      OFF BALANCE SHEET ARRANGEMENTS.

      The Company is not aware of any material transactions which are not disclosed in its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Executive Officers

      The following table sets forth, as of September 12, 2003, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                       Date Became A
         Name and Position             Age      Principal Occupation and Address      Director/Officer
----------------------------------   -------    ----------------------------------   ------------------

Aldo M.N. Petersen(1)                           Chief Executive Officer of
  President, Chief Executive                    EuroTrust A/S
  Officer, Managing director, and               Poppelgaardvej 11-13
  director........................      42      2860 Soeborg
                                                Denmark                                  January 1988

Bertel E. Jensen                                Chief Financial Officer of
  Chief Financial Officer.........      53      EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                   April 1995

Karoly Laszlo Nemeth(1)(2)                      Chairman of the Board of
  Chairman of the board...........      61      Nemeth & Sigetty A/S
                                                Frederiksgade 21,4.
                                                1265 Copenhagen
                                                Denmark                                  January 1988

John J. Stuart, Jr.(1)(2)                       Chief Financial Officer of
  Director........................      63      Irvine Sensors Corporation
                                                3001 Redhill Avenue
                                                Costa Mesa, CA 92626-4532
                                                USA                                        May 1999

Brian Mertz Pedersen                            Chief Operating Officer of
  Chief Operating Officer.........      28      EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                  November 2001

Hisham El-Manawy                                Vice President of Sales - EMEA
  Director........................      44      VeriSign
                                                Ave Des Genets 9
                                                1332 Genval - Belgium                    December 2001

Dan Shefet                                      Legal Consultant
  Director........................      39      c/o EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                    May 2003

Jan Berger                                      Management Consultant
  Director........................      59      c/o EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                    May 2003

----------
(1)   Member, audit committee of the Board of Directors.

(2)   Member, compensation committee of the Board of Directors.

ALDO M.N. PETERSEN, President, Chief Executive Officer, Managing Director and Director

      Mr. Petersen has been our President, Chief Executive Officer, Managing Director and a member of our board of directors since January 1988. He also serves as a member of the board for several of our wholly-owned subsidiaries, and is a principal investor of F.C. Copenhagen, the Copenhagen professional soccer team. Mr. Petersen holds a degree in economics from the Copenhagen Business School.

BERTEL E. JENSEN, Chief Financial Officer

      Mr. Jensen has served as our chief financial officer since June 2000, a position he previously held from June 1998 to September 1999. He also currently serves as our executive vice president, and director of business development and investor relations, all positions he has held since April 1995. Mr. Jensen also serves on the board of directors of several privately held Danish companies. Mr. Jensen graduated from the Copenhagen Business School in 1973 with a business management degree

KAROLY LASZLO NEMETH, Chairman of the Board

      Mr. Nemeth was elected to our board of directors in January 1988 and also serves on the board of our subsidiary, EuroTrust PKI Services A/S. He is a partner in and chairman of the board of Nemeth & Sigetty A/S, a law firm that performs legal services for us. In addition, he serves on the board of Danske Traelast, a company listed on the Copenhagen Stock Exchange and on the boards of privately held Scandinavian companies.

BRIAN MERTZ PEDERSEN, Chief Operating Officer

      Mr. Pedersen has served as our Chief Operating Officer since November 2001. From April through November 2001, he served as Managing Director of EuroTrust PKI Services A/S and euro909.dk A/S. Mr. Pedersen was the founder of the IT security enterprise Virus112.com A/S, which was sold to EuroTrust in December of 2000, and continues to be active in its day-to-day operations as a member of the Virus112 board of directors. He also serves as a director of each of the following EuroTrust subsidiaries: EuroTrust Netvaulting A/S, EuroTrust Secure Hosting A/S and EuroTrust PKI Services A/S. Mr. Pedersen has a degree in marketing and business administration.

JOHN J. STUART, JR., Director

      Mr. Stuart was elected to our board of directors in May 1998. Since January 1983 Mr. Stuart has been employed by Irvine Sensors Corporation ("ISC"), Costa Mesa, California USA, a developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry. He currently serves as ISC's Senior Vice President and Chief Financial Officer, positions he has held since November 1998 and July 1985, respectively. Between July 1985 and February 1995, he also held the position of ISC's treasurer and was reappointed to this position in November 1998. Mr. Stuart is also a member of the board of directors and is vice president of finance and chief financial officer of Novalog, Inc. (since October 1995), Microsensors, Inc. (since October 1997), RedHawk Vision, Inc. (since March 2000) and iNetWorks Corporation (since October 2000), all of which are privately-held subsidiaries of ISC. He also acted as chief financial officer of Silicon Film Technologies, Inc., a former privately-held subsidiary of ISC, from August 1998 until May 1999.

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

DAN SHEFET

      Mr. Shefet is an attorney who serves as a Legal Consultant for the European Parliament in Luxembourg. He was formerly an in-house counsel with IBM Europe and in private practice. Mr. Shefet authored books on the subject of Computer Law and also wrote various articles on different legal topics, which have been published in Bar Journals and Tax Reviews. Mr. Shefet holds a Law degree and a B.A. degree in Philosophy from Copenhagen University.

JAN BERGER

      Mr. Berger has been a Management Consultant since 1998. He has more than 24 years of experience in the Information Technology (IT) industry and has held various top management positions with leading IT companies. In addition, Mr. Berger has served as a board member at several companies including, chairman of the board of Skrivervik Data, a SUN Microsystems distributor in Norway. Mr. Berger has a degree in Business Economics and Administration with an emphasis on Sales and Marketing.

      There are no family relationships among any of our directors and executive officers or those of our subsidiaries.

B.    Compensation

      Executive Compensation

      Cash compensation paid by us and our subsidiaries for the year ended December 31, 2002 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 4.6 million (approximately $650,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution for 2002 totaled approximately DKK 538,000 (approximately $76,000).

      Effective as of July 2001, we entered into an employment agreement with each of Aldo M.N. Petersen, our Chief Executive Officer and Bertel E. Jensen, our Chief Financial Officer, each of which may be terminated at any time (i) by us by providing 12 months notice of termination, or (ii) by either Mr. Petersen or Mr. Jensen by providing 6 months notice of termination. Pursuant to their employment agreements each of Mr. Petersen and Mr. Jensen are annually granted a 5-year option to acquire our ordinary shares. Accordingly, in 2002 they were each granted the number of options set forth in the table below under the section entitled "Options."

      Options

      Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2002 and are set forth in the following table:

                                                    Exercise     Exercise
                        Securities    Securities      Price       Price
                        Underlying    Underlying    Per Share    Per Share     Expiration
      Name              Options(1)    Options(2)      ($)(1)       ($)(2)         Date
---------------------  ------------  ------------  -----------  -----------  --------------
Aldo M. N. Petersen       100,000       16,667          0.92       5.5200     May 30, 2005
Aldo M. N. Petersen       439,745       73,291        0.8382       5.0292     May 30, 2005
Bertel E. Jensen          100,000       16,667          0.92       5.5200     May 30, 2005
Bertel E. Jensen          351,800       58,633        0.8382       5.0292     May 30, 2005
Brian Mertz Pedersen      100,000       16,667          0.92       5.5200     May 30, 2005
Brian Mertz Pedersen      125,000       20,833          0.55       3.3000     May 30, 2005

----------
(1)   These securities are reflected as ordinary shares.

(2) These securities are reflected in ADSs (after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002).

      Director Compensation

      Directors are reimbursed for expenses they incur in connection with attending meetings of the board of directors and committees thereof. In addition, we periodically grant options to our directors, although the amount and timing of those grants are determined by the board in its sole discretion.

C.    Board practices

      The board of directors may consist of between three and seven members. As of April 30, 2003, the board consisted of five members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

      Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of the current directors, Messrs. Aldo M.N. Petersen, Karoly Laszlo Nemeth, John J. Stuart, Jr., Hisham El-Manawy, Jan Berger and Dan Shefet, were elected at the annual general meeting held on May 28, 2003. Each executive officer will serve until his or her successor is duly appointed or elected by the board of directors or his or her earlier removal or resignation from office.

      There is no restriction on the re-election of directors. The quorum for a meeting of the board of directors is a simple majority. All members of the board of directors have equal voting rights and all resolutions are passed by a simple majority.

      Our executive officers serve at the discretion of the board of directors. The citizenships of our executive officers and directors are as follows:

      Name                                Country of Citizenship
      -------------------------------------------------------------

      ALDO M.N. PETERSEN                  Denmark
      BERTEL E. JENSEN                    Denmark
      KAROLY LASZLO NEMETH                Denmark
      BRIAN MERTZ PEDERSEN                Denmark
      JOHN J. STUART, JR.                 United States
      HISHAM EL-MANAWY                    Egypt
      DAN SHEFET                          Denmark
      JAN BERGER                          Norway

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

      We have obtained an insurance policy under which our directors and officers are insured against losses arising from their acts or omissions in their capacities as directors or officers up to DKK 40 million. This policy has a DKK 50,000 deductible.

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

D.    Employees

      As of December 31, 2002, we had 183 employees, an increase of 17 employees from the prior year. Most of our employees are located in Denmark. (See the following table.) This increase is primarily attributable to a growth in our security business, and a minor decrease in our broadcast media segment. The table below gives a breakdown of our employees and area of employment:

                                     Denmark    Sweden     France      Total
           Sales and marketing          47          5          3         55
           Customer service and
           support                      24          0          4         28
           Technical                    64          1          4         69
           Finance and
           administration               27          1          3         31
                                      ----       ----       ----       ----
                Totals                 162          7         14        183
                                      ====       ====       ====       ====

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

E.    Share Ownership

      The following table sets forth the ownership of our ordinary shares by the individuals named in Item 6.A., as of September 12, 2003.

                              Number Ordinary
          Name                   Shares (1)     Number of ADSs (2)   Percent (3)
--------------------------    ---------------   ------------------   -----------
Aldo M.N. Petersen              5,664,484(4)         944,081           18.51%
Karoly Laszlo Nemeth              480,000(7)          80,000            1.78%
Brian Mertz Pedersen            1,952,898(5)         336,748            6.88%
John J. Stuart, Jr.                     *                  *               *
Hisham El-Manawy                        *                  *               *
Bertel E. Jensen                3,326,814(6)         554,469           11.17%
Dan Shefet                              *                  *               *
Jan Berger                              *                  *               *
All officers and directors
    As a group (8 persons)     12,009,198(8)       2,001,533           32.56%

----------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of September 12, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The number of ADS shares beneficially owned, assuming conversion into ADSs (reflected in ADSs) after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002

(3) As of September 12, 2003, 27,504,890 ordinary shares are issued, including 1,043,000 treasury shares. The beneficial ownership percentages are calculated based on 26,461,890 ordinary shares issued and outstanding as of September 12, 2003. Of this amount, 19,787,328 ordinary shares have been deposited and ADSs issued (represented by 3,297,888 ADSs, each representing six ADSs (after giving effect to a 1 for 6 reverse ratio change on August 29, 2002) issued under the Deposit Agreement with The Bank of New York.

(4) Includes an aggregate of (i) 1,519,750 ordinary shares beneficially owned by Mr. Petersen; (ii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iii) 439,747 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005; (iv) 400,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.71 per share, expiring on May 10, 2006;
      (v) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on December 22, 2005;
      (vi) 176,827 currently exercisable options to purchase ordinary shares, at an exercise price of $3.00 per share, expiring on October 31, 2004; (vii) 228,160 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on October 31, 2004; and
      (viii) 2,700,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on April 16, 2008.

(5) Includes an aggregate of (i) 15,000 ordinary shares beneficially owned by Mr. Pedersen; (ii) 212,900 currently exercisable options to purchase ordinary shares, at an exercise price of $1.7812 per share, expiring on December 22, 2005; (iii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iv) 125,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.55 per share, expiring on May 30, 2005;
      (v) 125,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.08 per share, expiring on April 1, 2005; (vi) 500,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.05 per share, expiring on April 1, 2005, and (vii) 874,998 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on February 3, 2008.

(6) Includes (i) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005;
      (ii) 351,798 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005; (iii) 200,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.71 per share, expiring on May 10, 2006; (iv) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on December 22, 2005; (v) 183,176 currently exercisable options to purchase ordinary shares, at an exercise price of $3.0000 per share, expiring on October 31, 2004; (vi) 171,840 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on October 31, 2004; and (vii) 2,220,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on April 16, 2008.

(7) Includes (i) 50,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005;
      (ii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on December 22, 2005;
      (iii) 50,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.71 per share, expiring on May 10, 2006; and (iv) 280,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on February 3, 2008.

(8) Includes 10,424,448 ordinary shares underlying exercisable options and warrants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

      The following table sets forth information, as of September 12, 2003 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

                                              Shares Beneficially Owned
                                              -------------------------
   Name of Beneficial Owner(1)           Number(1)      Number(2)    Percent(3)
   ---------------------------           ---------      ---------    ----------

VeriSign Inc. .....................      4,896,880        816,416       18.51%
Aldo M.N. Petersen (4).............      5,664,484        944,081       21.41%
Brian Mertz Pedersen (5)...........      1,952,898        336,748        7.38%
Bertel E. Jensen (6)...............      3,326,814        554,469       12.57%
                                      ---------------------------------------
Total .............................     15,841,076      2,651,714       59.87%
                                      =======================================

-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of September 12 , 2003 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

(2) The number of ADS shares beneficially owned, assuming conversion into ADSs (reflected in ADSs) after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002

(3) As of September 12, 2003, 27,504,890 ordinary shares are issued, including 1,043,000 treasury shares. The beneficial ownership percentages are calculated based on 26,461,890 ordinary shares issued and outstanding as of September 12, 2003. Of this amount, 19,787,328 ordinary shares have been deposited and ADSs issued (represented by 3,297,888 ADSs, each representing six ADSs (after giving effect to a 1 for 6 reverse ratio change on August 29, 2002) issued under the Deposit Agreement with The Bank of New York.

(4) Includes an aggregate of (i) 1,519,750 ordinary shares beneficially owned by Mr. Petersen; (ii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iii) 439,747 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005; (iv) 400,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.71 per share, expiring on May 10, 2006;
      (v) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on December 22, 2005;
      (vi) 176,827 currently exercisable options to purchase ordinary shares, at an exercise price of $3.00 per share, expiring on October 31, 2004; (vii) 228,160 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on October 31, 2004; and
      (viii) 2,700,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on April 16, 2008.

(5) Includes an aggregate of (i) 15,000 ordinary shares beneficially owned by Mr. Pedersen; (ii) 212,900 currently exercisable options to purchase ordinary shares, at an exercise price of $1.7812 per share, expiring on December 22, 2005; (iii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iv) 125,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.55 per share, expiring on May 30, 2005;
      (v) 125,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.08 per share, expiring on April 1, 2005; (vi) 500,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.05 per share, expiring on April 1, 2005, and (vii) 874,998 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on February 3, 2008.

(6) Includes (i) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005;
      (ii) 351,798 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005; (iii) 200,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.71 per share, expiring on May 10, 2006; (iv) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on December 22, 2005; (v) 183,176 currently exercisable options to purchase ordinary shares, at an exercise price of $3.0000 per share, expiring on October 31, 2004; (vi) 171,840 currently exercisable options to purchase ordinary shares, at an exercise price of $1.5312 per share, expiring on October 31, 2004; and (vii) 2,220,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.1600 per share, expiring on April 16, 2008.

      Except, as set forth in the table above, to our knowledge, in the last three years, there has not been any significant change in ownership by major shareholders. Our major shareholders do not have different voting rights. The portion of our ordinary shares held in the United States is 73% and the number of record holders is 31.

      We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may at a subsequent date result in a change of control.

B.    Related Party Transactions

      In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties.

Mr Aldo Petersen

      As of November 30, 2000, we acquired 15.6% of Trust Italia SpA., an Italian digital security company. The consideration for the purchase was paid in 2002 and included $491 in cash and 750,000 of EuroTrust's ordinary shares. The cash was paid to Aldo Petersen, EuroTrust's Chief Executive Officer, who owned 2.6% of the outstanding shares of Trust Italia SpA.

      Parken Sports & Entertainment A/S is a minority owner of 15% of the shares in Euro909Media A/S, a EuroTrust subsidiary. Aldo Petersen was a member of the board of directors of Parken Sports & Entertainment A/S until the end of December 2002 and currently holds 138,540 shares representing approximately 6% of the issued and outstanding shares of Parken Sports & Entertainment.

      On November 29, 2001, we entered into an agreement with Parken Sports & Entertainment A/S for pitch side advertising and corporate hospitality at football matches involving FC Copenhagen, a team owned by Parken Sports & Entertainment. According to the agreement, we prepaid DKK 4 million covering the agreement period. On March 8, 2002, the agreement was amended reducing the prepayment requirement to yearly installments. In June 2003, Parken Sports & Entertainment refunded DKK 2.52 million of the prepayment. The agreement is valid for 7 years commencing January 1, 2002.

                                                                December 31,
                                                                ------------
                                                              2001         2002
                                                              ----         ----

Parken Sports & Entertainment A/S (Purchases)                 1,436          908
                                                            =======      =======
Parken Sports & Entertainment A/S (Prepaid expenses )         4,000        3,280
                                                            =======      =======

      As of December 31, 2001 Aldo Petersen owed EuroTrust A/S DKK 3,084 representing the balance on his loan account with the company. This loan account was fully repaid during 2002.

VeriSign Inc

      VeriSign is a minority owner of EuroTrust (18%). The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                                December 31,
                                                                ------------
                                                             2001         2002
                                                             ----         ----
VeriSign Inc. (Purchases)                                     7,376       24,988
                                                           ========     ========
VeriSign Inc. (Accounts payable)                              6,560       12,833
                                                           ========     ========

      During 2001, EuroTrust sold its domain name registration business to VeriSign for a gross cash consideration of DKK 210,687. During 2000, EuroTrust purchased rights from VeriSign for DKK 75,305 which allow EuroTrust to sell VeriSign products in a number of European countries (including Denmark, Sweden, Norway, Finland, Austria, Switzerland and Italy). During 2002 the balance on the amount capitalized for the rights acquired was written off due to the poor financial performance of the business.

Nemeth & Sigetty A/S

      Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to EuroTrust during the three years ended December 31, 2002. For the years ended December 31, 2000, 2001 and 2002 Nemeth & Sigetty A/S has been paid DKK 220, DKK 1,083 and DKK 1,115, respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2001 and December 31, 2002 were DKK 638 and DKK 625, respectively.

C.    Interests of experts and counsel.

      Not applicable because this is an Annual Report filed under the Exchange Act of 1934.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

      See Item 18. "Financial Statements" and pages F-1 through F-26 of this report.

Legal Proceedings

      We purchased property outside Copenhagen in May 2000. Subsequently, we entered into an agreement with J.A.Mortensen Inventar & Bygning A/S, a turnkey contractor, to renovate the entire building. Because of delay, material defects and deficiencies, we filed a lawsuit against them in early 2001. The amount claimed totaled approximately DKK 2.0 million (approximately $250,000). To date, we have received a favorable independent technical report, ordered as a result of this claim. As of the date of this Annual Report, our claim is still pending.

      Telia A/S filed a claim against us for the amount of DKK 6 million regarding a put option that Telia exercised in 2000 with respect to Chili A/S shares. As of the date of this Annual Report, the claim is still pending.

      As a result of our acquisition of our French subsidiary, EuroTrust France SAS (f/k/a Alphasys SAS) members of the pre-acquisition management team have been replaced with members we designated. In connection in with that, a claim has been filed against EuroTrust by those members we replaced claiming that they, as a group, are the beneficial owners of 10% of the share capital of EuroTrust France SAS. We will vigorously defend this claim to the fullest extent of the law. As of the date of this Annual Report, the claim is still pending.

      Two former employee have filed a claim against us for the amount of approximately DKK 3.5 million alleging that they had been unfairly dismissed. As of December 31, 2002, we set aside a reserve DKK 1.7 million to cover the estimated liability from this claim. We will vigorously defend this claim to the fullest extent of the law. As of the date of this Annual Report, the claim is still pending.

      Other than as described above, neither we nor our property is a party in any other pending material legal proceeding.

Dividend Payment Policy

      We have not paid out any dividend to our shareholders in the last three financial years. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

B.    Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.    Title

      Our ordinary shares are not traded on any stock exchange or over-the-counter market. However, our ADS are traded on the Nasdaq National Market under the symbol "EURO".

      On August 29, 2002, we implemented a one for six reverse ratio change in the number of ordinary shares represented by each ADS such that each new ADS issued subsequent to the ratio change will represent six ordinary shares (prior the ratio change, each ADS represented one ordinary share). Holders of our ADSs prior to the ratio change, each of which represents one ordinary share ("Old ADSs"), exchanged their Old ADSs for new ADSs, each of which represents six ordinary shares ("New ADSs").

      On December, 31, 2002, there were 3,297,888 New ADSs issued and outstanding representing 19,787,328 ordinary shares.

      The following table sets forth, for the periods indicated, the range of high and low market prices per ADS as quoted on the Nasdaq National Market. The prices shown below (in US Dollars) are adjusted to reflect the 1 for 6 reverse ratio change in our ADSs, described above, and represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                                    High         Low
                                                    ----         ---

        Year Ended December 31, 1998:              $34.5000     $6.0000

        Year Ended December 31, 1999:             $168.0000    $12.3750

        Year Ended December 31, 2000:             $202.5000     $8.2500

         Year Ended December 31, 2001:
            First Quarter                          $28.5000     $7.1280
            Second Quarter                         $15.2400     $7.5600
            Third Quarter                          $14.0400     $6.1200
            Fourth Quarter                          $8.2200     $5.7000

        Year Ended December 31, 2002:
            First Quarter                           $8.5200     $6.1200
            Second Quarter                          $6.6000     $3.9000
            Third Quarter                           $5.9500     $2.5000
            Fourth Quarter                          $5.3000     $2.1500

        Month Ended:
            September 2003
             (as of September 9, 2003)              $2.7200     $2.4100
            August 2003                             $2.9000     $2.1200
            July 2003                               $5.0200     $1.7500
            June 2003                               $2.7600     $1.7920
            May 2003                                $4.0500     $0.9800
            April 2003                              $1.1000     $0.7500
            March 2003                              $1.3500     $1.3500

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

      In June 2002, the Affiliate Agreement was amended to incorporate additional terms and conditions relating to certain procedures and practices that EuroTrust must observe, as a member of the VTN, in developing our own internal procedures and practices that are in compliance with VTN guidelines.

      In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from approximately DKK
49.7 million ($7.0 million) to approximately DKK 16.3 million ($2.3 million). It has not been agreed what the minimum annual royalty payments are to be after December 31, 2003. The amendment states that the minimum annual royalty payments for the calendar years following 2003 shall be agreed by the Company and VeriSign no less than 60 days prior to the end of the calendar year 2003. It has been agreed with VeriSign that the annual fees will be reduced for 2004 and beyond. As a result of the amendment to the affiliate agreement with VeriSign, the accrued royalties and annual fees of approximately DKK 12.8 million payable to VeriSign as of December 31, 2002 were reduced to approximately DKK 2.8 million in the first quarter of 2003 resulting in a corresponding decrease in cost of revenue in the first quarter of 2003.

D.    Exchange controls and other limitations affecting security holders

      There are no governmental laws, decrees or regulations of the Kingdom of Denmark that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to nonresident holders of ordinary shares. There are no limitations imposed by the laws of the Kingdom of Denmark or our Articles of Association on the right of nonresident or foreign holders to hold or vote ordinary shares.

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

      In general, a Danish withholding tax of 28% is levied on all dividends. However, corporate shareholders holding at least 20 % of the share capital for a consecutive period for at least one year may be exempt from Danish withholding tax on dividends. The dividend in question must be covered by the double tax treaty between Denmark and United States. Further, a United States holder (individual or a company) may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under the Treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. The rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital. We do not presently contemplate the payment of any dividends on our ordinary shares or ADSs. However, should we decide to make payment of dividend, we will apply to the Danish tax authorities for a blanket exemption allowing us to withhold only 15% of all gross dividends paid to a United States holder. While we believe that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

      Sale or other disposition of Ordinary Shares or ADSs. Capital gains realized by United States holders upon the sale or other disposition of ordinary shares or ADSs may be exempt from Danish tax.

      Danish Share Transfer Duty.

      No Danish share transfer duty is levied on the disposal of ordinary shares or ADSs.

      Danish Estate and Gift Taxes.

      Generally, if a United States holder acquires or disposes of ordinary shares or ADSs by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of ordinary shares or ADSs to any person resident in Denmark the gift can only be subject to Danish gift tax when forming part of the business property of a permanent establishment in Denmark. Other transfers of shares or ADS's shall be taxable only in the state in which the transferor was domiciled at the time of his death or when making the gift according to the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.

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

      We will also provide our shareholders with proxy statements prepared according to Danish law. As a Danish company, we are exempt from the Exchange Act rules about the provision and content of proxy statements and about short-swing profit reporting and liability.

I.    Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      With the exception of one foreign exchange hedge amounting to USD 2.5 million that was made in March of 2002 we do not engage in hedging activities or utilize other market-risk sensitive instruments. At December 31, 2002, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. Throughout the year 2002 and specifically at December 31, 2002, we had no material foreign exchange contracts outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required because this Form 20-F is filed as an Annual Report.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

Item 15. CONTROLS AND PROCEDURES

      a) Evaluation of Disclosure Controls and Procedures. EuroTrust's management, with the participation of the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of EuroTrust's "disclosure controls and procedures" (as defined in the Securities Exchange

Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e)) as of the end of the fiscal year covered by this Annual Report (the "Evaluation Date"). Based upon that evaluation, the chief executive officer and the chief financial officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective, providing them with material information relating to EuroTrust as required to be disclosed in the reports EuroTrust files or submits under the Exchange Act on a timely basis.

      b) Changes in Internal Control over Financial Reporting. There were no changes in EuroTrust's internal controls over financial reporting, known to the chief executive officer or the chief financial officer, that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, EuroTrust's internal control over financial reporting. However, in connection with their audit of our consolidated financial statements included in this Annual Report, our independent auditors have expressed to us that they believe that a lack of U.S. GAAP technical accounting and financial reporting expertise represents a material weakness in the operation of our internal control over financial reporting and that this was demonstrated by, amongst other things EuroTrust making a number of adjustments and/or reclassifications from numbers previously reported. The auditors have recommended that EuroTrust obtain additional personnel who have significant expertise in external financial reporting and disclosure matters applicable to U.S. SEC Registrants. As a result, EuroTrust's Audit Committee, Chief Executive Officer, Chief Financial Officer and senior management are in the process of addressing this concern.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

      Not applicable for fiscal years ending before July 15, 2003.

ITEM 16 B. CODE OF ETHICS

      Not applicable for fiscal years ending before July 15, 2003.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Not applicable for fiscal years ending before December 15, 2003.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable. See Item 18, below.

ITEM 18. FINANCIAL STATEMENTS

      See the Company's Consolidated Financial Statements, which are incorporated herein by reference and set forth on pages F-1 through F-26.

ITEM 19. EXHIBITS

      1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

      1.2         Rules of Procedures of the Registrant, as amended (2)

      4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 (1)(4)

      4.2(a) Amendment No. 2 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated June 17, 2002*

      4.2(b) Amendment No.3 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated February, 2003*(4)

      4.3 Employment Agreement between the Registrant and Aldo Petersen, effective July, 2001*

      4.4 Employment Agreement between the Registrant and Bertel Jensen, effective July, 2001*

      8.1         List of the Subsidiaries of the Registrant *

      31.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      31.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      32.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

      32.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

----------
*     Included herewith.

(1) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 27, 2002.

(2) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

(4) Portions of this Exhibit, will be filed separately with the Commission in reliance on Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the Registrant's request for confidential treatment.

                                   SIGNATURES

      Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Soborg, Denmark.

                                       EUROTRUST A/S


Dated: September 12, 2003              By: /s/ Aldo M.N. Petersen
                                          --------------------------------------
                                            Aldo M.N. Petersen
                                            Chief Executive Officer
                                            (Principal Executive Officer)


Dated: September 12, 2003              By:  /s/ Bertel E. Jensen
                                          --------------------------------------
                                             Bertel E. Jensen
                                             Chief Financial Officer
                                             (Principal Financial and Accounting
                                             Officer)

                                INDEX TO EXHIBITS

                                    Exhibits

      1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

      1.2         Rules of Procedures of the Registrant, as amended (2)

      4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 (1)(4)

      4.2(a) Amendment No. 2 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated June 17, 2002*

      4.2(b) Amendment No.3 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated February, 2003*(4)

      4.3 Employment Agreement between the Registrant and Aldo Petersen, effective July, 2001*

      4.4 Employment Agreement between the Registrant and Bertel Jensen, effective July, 2001*

      8.1         List of the Subsidiaries of the Registrant *

      31.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      31.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      32.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

      32.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

----------
*     Included herewith.

(1) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 27, 2002.

(2) Incorporated by reference to the original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.

(3) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 30, 1998.

(4) Portions of this Exhibit, will be filed separately with the Commission in reliance on Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the Registrant's request for confidential treatment.

                                  EUROTRUST A/S
                        Formerly known as Euro909.com A/S

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Reports...........................................................    F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 ...........................    F-4
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001
   and 2002 ............................................................................    F-6
Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
   2000, 2001 and 2002 .................................................................    F-7
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
December 31, 2000, 2001 and 2002........................................................    F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001
   and 2002 ............................................................................    F-9
Notes to Consolidated Financial Statements .............................................    F-10

                          Independent Auditor's Report

To the Shareholders of EuroTrust A/S

      We have audited the accompanying consolidated balance sheet of EuroTrust A/S as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the two year period ended December 31, 2001 were audited by other auditors whose report thereon dated May 28, 2002, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chartered Accountants
Registered Auditor
London, England
12 September 2003.

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
EuroTrust A/S

      We have audited the accompanying consolidated balance sheet of EuroTrust A/S (formerly known as euro909.com A/S) as of December 31, 2001 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S at December 31, 2001 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG

Copenhagen, Denmark
May 28, 2002

                                  EUROTRUST A/S
                           CONSOLIDATED BALANCE SHEETS
       (in thousands, except per share data and where otherwise indicated)

                                                                           December 31,
                                                                           ------------
                                                                 2001          2002           2002
                                                                -------       -------        ------
                                                                  DKK           DKK            USD
ASSETS
Current assets:
  Cash and cash equivalents                                      94,051        37,672         5,319
  Restricted cash                                                41,607         1,986           280
  Accounts receivable trade, net of allowances for doubtful
  accounts
  of DKK 7,640 in 2001 and DKK 4,629 in 2002                     24,505        21,210         2,995
  Receivables from related parties                                3,084             0             0
  Broadcasting rights                                             3,244         3,805           537
  Inventories                                                    21,940         1,403           198
  Deferred tax assets                                               356           706           100
  VAT receivables                                                 1,328         1,599           226
  Prepaid expenses and deposits                                  21,544        15,019         2,121
  Other receivables                                               6,820         7,175         1,013
                                                                -------       -------       -------
Total current assets                                            218,479        90,575        12,789

  Investment securities                                             584           570            81
  Broadcasting rights, long term                                  4,756           951           134
  Rent and other deposits                                        18,989         1,783           252
  Other receivables                                                 110            64             9
  Long term investments                                          16,379         2,792           394
  Investments in affiliated companies                             1,255             0             0
  Property, plant and equipment, net                             62,502        48,973         6,915
  Goodwill                                                       51,002        20,964         2,960
  License rights, net                                            70,258         1,400           198
  Other intangible fixed assets, net                              1,297           145            20
                                                                -------       -------       -------

Total assets                                                    445,611       168,217        23,752
                                                                =======       =======       =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S
                           CONSOLIDATED BALANCE SHEETS
       (in thousands, except per share data and where otherwise indicated)

                                                                                   December 31,
                                                                                   ------------
                                                                         2001           2002            2002
                                                                      --------        --------        --------
                                                                         DKK             DKK             USD
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings                                                  4,010             809             114
  Accounts payable                                                      28,115          21,038           2.971
  Accounts payable, related parties                                      6,560          12,833           1,812
  Accrued expenses                                                      39,430          34,310           4,845
  Deferred revenue                                                      14,055          20,274           2,863
  Lease obligations, current                                               768           4,328             611
  Income tax payable                                                         0           1,263             178
                                                                      --------        --------        --------
Total current liabilities                                               92,938          94,855          13,394

Long term liabilities:
  Deferred revenue, long term                                            8,190          15,423           2,178
  Lease obligations, long term                                           3,577           3,444             486
  Other liabilities, long term                                               0           2,287             323
  Minority interest in subsidiaries                                      7,738           7,966           1,124
                                                                      --------        --------        --------
Total long term liabilities                                             19,505          29,120           4,111

Shareholders' equity:
  Common shares - 2002: authorized 34,502,000, 27,205,000 issued, par value DKK 1.25, 2001: authorized 34,502,000,
  issued 27,205,000, par value DKK 1.25                                 34,006          34,006           4,802
  Additional paid-in capital                                           532,280         532,280          75,158
  Accumulated defecit                                                 (226,162)       (509,510)        (71,942)
  Other comprehensive loss                                              (1,500)           (556)            (79)
  Treasury stock, 567,450 and 1,263,100 common shares in 2001 and
  2002 respectively, at cost                                            (5,456)        (11,978)         (1,692)
                                                                      --------        --------        --------
Total shareholders'equity                                              333,168          44,242           6,247
                                                                      --------        --------        --------

Total liabilities and shareholders'equity                              445,611         168,217          23,752
                                                                      ========        ========        ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (in thousands, except per share data and where otherwise indicated)

                                                                                             Years ended December 31,
                                                                                  2000          2001          2002           2002
                                                                                --------      --------      --------      --------
                                                                                   DKK           DKK           DKK            USD
Revenues                                                                         188,628       151,914       135,789        19,173

Operating expenses:
  Cost of revenue                                                                124,662        90,236        96,018        13,558
  Cost of revenue from related parties                                                 0         7,376        24,988         3,528
  Selling and marketing expenses                                                  63,998        66,670        48,541         6,854
  Selling and marketing expenses with related parties                                  0         1,436           908           128
  General and administrative expenses                                             57,163        55,569        43,768         6,180
  General and administrative expenses from related parties                           220         1,083         1,115           157
  Depreciation                                                                    11,845        18,375        17,006         2,401
  Amortization and write downs                                                    16,724        53,439        83,768        11,828
  Goodwill impairment                                                             16,258        53,738        65,343         9,227
                                                                                --------      --------      --------      --------
  Total operating expenses                                                        290,87       347,922       381,455        53,861
                                                                                --------      --------      --------      --------

Operating loss                                                                  (102,242)     (196,008)     (245,666)      (34,688)

  Interest income                                                                    903         2,266         1,859           262
  Interest expense                                                                  (585)         (286)       (1,076)         (152)
  Foreign exchange gain (loss), net                                                2,904        (2,929)       (5,291)         (747)
  Gains from sales of business                                                         0       213,187             0             0
  Write-down of long term investments                                                  0             0       (19,126)       (2,700)
  Other (expenses) income, net                                                       (35)            0        (8,618)       (1,217)
                                                                                --------      --------      --------      --------

(Loss) income before income taxes and minority interest                          (99,055)       16,230      (277,918)      (39,242)

  Income tax expense                                                              (1,971)          (24)       (2,499)         (353)
  Minority interest in net (loss) income of subsidiaries                            (358)        1,959         3,069           433
                                                                                --------      --------      --------      --------

(Loss) income from continuing operations                                        (101,384)       18,165      (277,348)      (39,162)

Net loss from discontinued Print/On line Media division,
net of tax of (341) in 2000, 0 in 2001 and 2002                                  (25,042)      (10,115)       (6,000)         (847)

Loss on disposal of Print/On line Media Division, net of tax of 0 in 2001              0          (345)            0             0
                                                                                --------      --------      --------      --------

(Loss) income before change in accounting principle                             (126,426)        7,705      (283,348)      (40,009)

  Cumulative effect of change in accounting principle,
  net of tax of 0 in 2000, 2001 and 2002                                         (20,278)            0             0             0
                                                                                --------      --------      --------      --------

Net (loss) income                                                               (146,704)        7,705      (283,348)      (40,009)
                                                                                ========      ========      ========      ========

(Loss) income from continuing operations per average common share, basic           (5.98)         0.75        (10.60)        (1.50)
                                                                                ========      ========      ========      ========

(Loss) income from discontinuing operations per average common share, basic        (1.47)        (0.43)        (0.23)        (0.03)
                                                                                ========      ========      ========      ========

Net (loss) income per average common share, basic                                  (8.65)         0.32        (10.83)        (1.53)
                                                                                ========      ========      ========      ========

(Loss) income from continuing operations per average common share, diluted         (5.98)         0.73        (10.60)        (1.50)
                                                                                ========      ========      ========      ========

(Loss) income from discontinuing operations per average
common share, diluted                                                              (1.47)        (0.42)        (0.23)        (0.03)
                                                                                ========      ========      ========      ========

Net (loss) income per average common share, diluted                                (8.65)         0.31        (10.83)        (1.53)
                                                                                ========      ========      ========      ========

Average common shares outstanding, basic                                          16,968        24,185        26,162        26,162
                                                                                ========      ========      ========      ========

Average common shares outstanding, diluted                                        16,968        24,745        26,162        26,162
                                                                                ========      ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
       (in thousands, except per share data and where otherwise indicated)

                                                                                                                 Notes
                                                            Additional                Other com-              Receivable
                                                   Common    Paid-In    Accumulated   prehensive   Treasury  from Sale of
                                                   Shares    Capital      Defecit       Income       Stock      Shares       Total
                                                -----------------------------------------------------------------------------------
                                                    DKK       DKK         DKK         DKK         DKK          DKK          DKK
Balance at December 31, 1999                       18,629    218,608      (87,163)       (350)           0        (86)      149,638

Issuance of 2,655 common shares to acquire
     new businesses                                 3,319    107,945                                                        111,264
Issuance of 2,571 common shares for cash
     through exercise of stock options              3,213     80,728                                                         83,941
Issuance of 522 common shares for cash
     in private placement                             653      7,347                                                          8,000
Repayment of note receivables                                                                                      39            39
Currency translation adjustments                                                         (203)                                 (203)
Unrealized loss on investment securities                                                 (337)                                 (337)
Net loss                                                                 (146,704)                                         (146,704)
                                                -----------------------------------------------------------------------------------

Balance at December 31, 2000                       25,814    414,628     (233,867)       (890)           0        (47)      205,638

Issuance of 248 common shares to acquire
     new businesses                                   310      3,652                                                          3,962
Issuance of 6,306 common shares for cash
     in private placement                           7,882    114,529                                                        122,411
Purchase of treasury stock                                                                          (7,150)                  (7,150)
Sale of treasury stock                                          (529)                                1,694                    1,165
Currency translation adjustments                                                         (393)                                 (393)
Unrealized loss on investment securities                                                 (217)                                 (217)
Repayment of notes receivable                                                                                      47            47
Net income                                                                  7,705                                             7,705
                                                -----------------------------------------------------------------------------------

Balance at December 31, 2001                       34,006    532,280     (226,162)     (1,500)      (5,456)         0       333,168

Purchase of treasury stock                                                                          (6,522)                  (6,522)
Currency translation adjustments                                                          958                                   958
Unrealized loss on investment securities                                                  (14)                                  (14)
Net loss                                                                 (283,348)                                         (283,348)
                                                -----------------------------------------------------------------------------------

Balance at December 31, 2002                       34,006    532,280     (509,510)       (556)     (11,978)         0        44,242
                                                ===================================================================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (in thousands, except per share data and where otherwise indicated)

                                                                      Years ended December 31,
                                                            2000          2001         2002           2002
                                                         --------      ----------   ----------      --------
                                                           DKK            DKK           DKK            USD
Net (loss) income                                        (146,704)        7,705      (283,348)      (40,009)

Currency translation adjustment, net of
taxes of DKK 0 in 2000, 2001 and 2002                        (203)         (393)          958           135

Unrealized investment security losses, net of
taxes of DKK 0 in 2000, 2001 and 2002                        (337)         (217)          (14)           (2)
                                                         ------------------------------------       -------

Total comprehensive net (loss) income                    (147,244)         7,09      (282,404)      (39,876)
                                                         ====================================       =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (in thousands, except per share data and where otherwise indicated)

                                                                                              Years ended December 31,
                                                                                    2000          2001         2002          2002
                                                                                 --------      --------      --------      --------
                                                                                    DKK           DKK           DKK           USD
Cash flows from operating activities:

Net (loss) income from continuing operations                                     (101,384)       18,165      (277,348)      (39,162)
Adjustments to reconcile net loss (income) to
cashused in operating activities:
        Depreciation, amortization and write downs                                 54,062       133,889       185,243        26,156
        Option loss                                                                     0             0         4,498           635
        (Gain) on sale business                                                         0      (213,187)            0             0
        (Gain)/loss on sale of fixed assets                                             0             0          (594)          (84)
        Deferred tax                                                                1,020             0          (350)          (49)
        Minority interest                                                             318        (1,959)       (3,069)         (433)
        Changes in operating assets and liabilities:
                Accounts receivable                                                (9,115)       10,984         6,845           967
                Accounts receivable, related parties                                    0        (3,084)        3,084           435
                Broadcasting rights                                               (10,246)       10,312         3,244           458
                Inventories and other assets                                       (1,599)         (481)       20,537         2,900
                Income tax payable                                                  1,144        (2,433)        1,263           178
                Other receivables                                                  (2,925)       (1,354)        5,310           749
                Accounts payable                                                   (9,471)      (10,783)      (10,658)       (1,505)
                Accounts payable, related parties                                  (2,525)        4,263         6,273           886
                Accrued expenses                                                    8,321       (23,591)      (15,170)       (2,142)
                Other liabilities                                                       0             0         2,287           323
                Deferred revenue                                                   34,986       (18,533)       13,452         1,899
                                                                                 --------      --------      --------      --------
        Cash used in operating activities:                                        (37,414)      (97,792)      (55,153)       (7,789)
        Cash used in discontinued operations:                                     (19,900)       (6,469)            0             0
                                                                                 --------      --------      --------      --------
                                                                                  (57,314)     (104,261)      (55,153)       (7,789)
                                                                                 ========      ========      ========      ========

Cash flows from investing activities:

        Proceeds from sales of investments (purchase of investments)                1,856        (5,625)       (5,128)         (723)
        Acquisition of new business, net of cash acquired                           3,193       (10,059)      (15,586)       (2,201)
        Proceeds from sale of business, net of cash disposed of                      (219)      171,656        40,121         5,665
        Purchase of fixed assets                                                  (58,941)     (123,619)      (17,471)       (2,467)
        Proceeds from sales of fixed assets                                             0             0         2,177           307
                                                                                 --------      --------      --------      --------
        Cash (used in) provided by investing activities:                          (54,111)       32,353         4,113           581
        Cash (used in) provided by discontinued operations:                        (5,540)        9,525             0             0
                                                                                 --------      --------      --------      --------
                                                                                  (59,651)       41,878         4,113           581
                                                                                 ========      ========      ========      ========

Cash flows from financing activities:

        Net change in short-term borrowings                                        29,768         1,673        (3,201)         (452)
        Sales of treasury stock                                                         0         1,212             0             0
        Purchases of treasury stock                                                     0        (7,150)       (6,523)         (921)
        Proceeds from sale and lease back                                               0             0         7,000           988
        Lease payments                                                                  0         4,345        (3,573)         (504)
        Long term debt                                                                  0       (10,584)            0             0
        Net change in restricted cash                                                 (76)            0             0             0
        Proceeds from issuance of common shares and stock options                  91,941       122,411             0             0
                                                                                 --------      --------      --------      --------
        Cash provided by (used in) financing activities:                          121,633       111.907        (6,297)         (889)
        Cash used in discontinued operations:                                      (3,455)       (5,282)            0             0
                                                                                 --------      --------      --------      --------
                                                                                  118,178       106,625        (6,297)         (889)
                                                                                 ========      ========      ========      ========

Effect of currency exchange rate changes on cash and cash equivalents                (487)       (1,166)          958           135
                                                                                 --------      --------      --------      --------
Net increase  (decrease) in cash and cash equivalents                                 726        45,408       (56,379)       (7,962)
Cash and cash equivalents, beginning of period                                     47,917        48,643        94,051        13,281
                                                                                 --------      --------      --------      --------
Cash and cash equivalents, end of period                                           48,643        94,051        37,672         5,319
                                                                                 ========      ========      ========      ========
Cash received for interest                                                            903         2,266         1,859           262
                                                                                 ========      ========      ========      ========
Cash paid for interest                                                               (585)         (286)       (1,076)         (152)
                                                                                 ========      ========      ========      ========
Cash paid for taxes                                                                   621         1,960           618            87
                                                                                 ========      ========      ========      ========

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (in thousands, except per share data and where otherwise indicated)

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

1.    Summary of Significant Accounting Policies

Description of Business

      In December 2001, we changed our name to EuroTrust A/S (from euro909.com A/S and earlier Telepartner A/S).

      We are engaged in internet services and broadcasting activities.

      We provide an array of trusted Internet security products and services, including secure communications, secure servers, on-site solutions, payment platforms, virus detection, security penetration testing, digital video surveillance, and secure remote backup services to website owners, commercial enterprises and electronic commerce service providers in Scandinavia and other European countries.

      Until 2002, our business operated in three distinct areas: Internet products and services; broadcasting; and print and online media. In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected European markets. As a result, we sold our domain name registration business to VeriSign in July 2001, we sold the remaining assets of our historical telecommunications business in December 2001 and we sold our print and online media properties in December 2001. Also, in the fourth quarter of 2001, we consolidated all of our television programming into a single television channel, dk4.

Reporting currency

      The functional currency of EuroTrust A/S ("the Company") and its subsidiaries is the local currency of the country in which they conduct their business. Balance sheet accounts are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity. Translation adjustments arising from intercompany financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

Information expressed in US dollars

      The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 7.0822 DKK to one US Dollar, the approximate exchange rate at December 31, 2002. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

Basis of presentation and principles of consolidation

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Company's investments representing a 20% to 50% interest are accounted for by the equity method of accounting.

Risks and uncertainties

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes and contingencies.

Revenue recognition

      The Company derives revenues from three primary categories: (i) internet services, which include managed public key infrastructure services and digital certificate services, hosting, virus surveillance and detection services, and remote data backup services; (ii) broadcasting, which includes cable and digital television subscriber income and program production income; and (iii) until July 31, 2001, domain name registration services. The revenue recognition policy for each of these categories is as follows:

Internet services

      The Company recognizes revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured.

      In software arrangements involving multiple elements, as required by SOP 97-2, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

      Revenues from the sale of digital certificates and managed PKI services, which include bundled maintenance services which are not sold separately, are deferred and recognized ratably over the period that such contracted services are provided, usually 12 to 24 months.

      Revenues from virus surveillance and detection services, which include bundled maintenance services which are not sold separately, are deferred and recognized rateably over the period that the service is provided, usually 3 to 36 months.

      Revenues from hosting and remote data backup services are deferred and recognised rateably over the period that the service is provided, usually 3 to 12 months.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The Company's consulting and installation services are not essential to the functionality of the software. The Company's software products are fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which are provided on a time and materials basis, are recognised as the service is performed.

Broadcasting

      The Company recognizes cable and digital television revenue on an accruals basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel. Revenue and costs associated with program production are recognized when programs are completed and delivered to the broadcaster.

Domain name registration

      The Company sold its domain name registration business in 2001.

      Effective October 1, 2000, the Company changed its method of accounting for recognition of domain name registration revenue in accordance with Staff Accounting Bulletin No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, the Company recognized revenues over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase in the loss before cumulative effect of the accounting change of DKK 16.5 million (DKK 0.97 per share). During 2000, the Company recognized DKK 27.6 million of revenue and DKK 7.3 million of cost of sales that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK 20.3 million or DKK 1.20 per share.

Income taxes

      We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

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

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Restricted cash

      Restricted cash as of December 31, 2001 and 2002 inclued an escrow account in respect of the remaining consideration for our domain name registration business that was sold in June 2001 amounting to DKK 41,607 and DKK 1,986, respectively.

Investment securities

      Investments in public companies are classified as "available-for-sale" and are included in investment securites in the consolidated financial statements. These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any security has experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

Long-Term investments

      Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

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

      The table below shows the movements in the allowance for doubtful accounts for the years ended December 31, 2000 to December 31, 2002.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                              Amounts
                                                              charged
                                                           (credited) to
                                          Balance at          operating                        Balance at
Allowance for doubtful accounts:          January 1           expenses        Deductions       December 31
Year ended December 31, 2000                 5,034              2,894                0             7,928
Year ended December 31, 2001                 7,928              1,519           (1,807)            7,640
Year ended December 31, 2002                 7,640             (3,011)                             4,629

The deductions for the year ended December 31, 2001 of DKK 1.8 million relate to the Print and Online Media Division and are included in discontinued operations as this business was sold in 2001.

Broadcasting rights

      Broadcasting rights, which comprise acquired rights to broadcast television programs on the Company's television stations, and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are expensed when the program is aired. Program rights are classified as current or non-current based on anticipated usage in the following year.

Inventories

      Inventories principally consists of 45,000 IBM Tivoli licenses relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method. In order to evaluate the realizable value of such assets the company investigates the available market for these products and expected sales price. As of December 31, 2002 these licenses have been written-down by DKK 21.7 million to DKK zero.

Property, plant and equipment

      Buildings, technical equipment, furniture and fixtures, cars and leasehold improvements are carried at cost less depreciation. Assets held under capital leases are stated at the present value of minimum lease payments. Land is carried at cost and is not depreciated.

Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and cars are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is 10 years or the non-cancelable term of the lease.

Goodwill and other intangible assets

      Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. We fully adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test are included in operating expenses. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

      In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required us to perform an assessment of whether there was an indication that goodwill was impaired as of 1 January 2002, the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. During the second quarter of 2002, in accordance with SFAS No. 142 we determined the fair value of each reporting unit as at 1 January 2002 and compared it to the carrying amount of the reporting unit at that date. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would have been required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was not required for any of our reporting units.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 5 to 10 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis not exceeding 5 years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

      Excluding amortization expense related to goodwill for all the periods presented, our adjusted net (loss) income would have been as follows:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

-------------------------------------------------------------------------------------------------------------------
                                                                              2000             2001           2002
-------------------------------------------------------------------------------------------------------------------
Reported results
     (Loss) income from continuing operations                               (101,384)         18,165       (277,348)
     Loss from discontinued operations - net of tax                          (25,042)        (10,115)        (6,000)
     Loss on disposal of Print/Online Media Division                               0            (345)             0
     Cumulative effect of change in accounting principle                     (20,278)              0              0

-------------------------------------------------------------------------------------------------------------------
(Loss) income - reported                                                    (146,704)          7,705       (283,348)
-------------------------------------------------------------------------------------------------------------------

Adjustments
     Amortization of goodwill from continuing operations - net of tax          4,273           4,659              0
     Amortization of goodwill from discontinued operations                         0               0              0

-------------------------------------------------------------------------------------------------------------------
Total net adjustments                                                          4,273           4,659              0
-------------------------------------------------------------------------------------------------------------------

Adjusted results
     (Loss) income from continuing operations                                (97,111)         22,824       (277,348)
     Loss from discontinued operations - net of tax                          (25,042)        (10,460)        (6,000)
     Cumulative effect of change in accounting principle                     (20,278)              0              0

-------------------------------------------------------------------------------------------------------------------
(Loss) income  - adjusted                                                   (142,431)         12,364       (283,348)
-------------------------------------------------------------------------------------------------------------------

Reported basic (loss) income per common share:
     From continuing operations                                                (5.98)           0.75         (10.60)
     From discontinued operations                                              (1.47)          (0.43)         (0.23)
     From cumulative effect of change in accounting principle                  (1.20)           0.00           0.00

-------------------------------------------------------------------------------------------------------------------
Basic (loss) income per common share - reported                                (8.65)           0.32         (10.83)
-------------------------------------------------------------------------------------------------------------------

Reported diluted (loss) income per common share:
     From continuing operations                                                (5.98)           0.73         (10.60)
     From discontinued operations                                              (1.47)          (0.42)         (0.23)
     From cumulative effect of change in accounting principle                  (1.20)           0.00           0.00

-------------------------------------------------------------------------------------------------------------------
Diluted (loss) income per common share - reported                              (8.65)           0.31         (10.83)
-------------------------------------------------------------------------------------------------------------------

Adjusted basic (loss) income per common share:
     From continuing operations                                                (5.72)           0.94         (10.60)
     From dicontinued operations                                               (1.47)          (0.43)         (0.23)
     From cumulative effect of change in accounting principle                  (1.20)           0.00           0.00

-------------------------------------------------------------------------------------------------------------------
Basic (loss) income per common share - adjusted                                (8.38)           0.51         (10.83)
-------------------------------------------------------------------------------------------------------------------

Adjusted diluted (loss) income per common share:
     From continuing operations                                                (5.72)           0.92         (10.60)
     From discontinued operations                                              (1.47)          (0.42)         (0.23)
     From cumulative effect of change in accounting principle                  (1.20)           0.00           0.00

-------------------------------------------------------------------------------------------------------------------
Diluted (loss) income per common share - adjusted                              (8.38)           0.50         (10.83)
-------------------------------------------------------------------------------------------------------------------

Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Stock Options

      At December 31, 2002, we have a number of stock-based employee compensation plans, under which options are outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB No. 25" issued in March 2000, to account for our fixed plan stock options.

      Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation under which the estimated fair value of the options would be amortized to expense over the options' vesting periods.

                                                      2000           2001         2002
Reported net (loss) income                          (146,704)        7,705      (283,348)
Reported stock-based compensation expense                  0             0             0
Pro forma stock-based compensation expense           (10,295)      (24,385)      (12,036)
                                                    --------      --------      --------
Pro forma net loss                                  (156,999)      (16,680)     (295,384)

Reported basic (loss) income per share                 (8.65)         0.32        (10.60)
Reported diluted (loss) income per share               (8.65)         0.31        (10.60)

Pro forma basic and diluted loss per share             (9.25)        (0.69)       (11.29)

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: 5 year risk-free interest rate of 5.70% and a 3 year risk-free interest rate of 5.10% for 2000; 5 year risk-free interest rate of 5.25% and a 3 year risk-free interest rate of 4.92% for 2001; 3 year risk-free interest rate of 4.7% and a 2 year risk-free interest rate of 4.08% for 2002; dividend yield of 0%; and an annual volatility factor of the expected market price of the Company's ADR's of 1.16, 1.30 and 1.25 for 2000, 2001 and 2002 respectively.

Concentration of credit risk

      Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia.

      The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The company has one large customer which alone accounts for 28% of the company's consolidated revenue. The company also has one large supplier which alone accounts for 25% of the company's consolidated cost of revenue.

Advertising costs

      Advertising costs are expensed as incurred. Advertising expenses totalled DKK 2.9 million, DKK 3.2 million and DKK 4.0 million in 2000, 2001 and 2002, respectively.

Other (expenses) income, net

      Other (expenses) income, net of DKK (8,618) in 2002 mainly relates to changes in the fair values of written options issued in connection with business acquisitions.

      As of December 31, 2002 Medani A/S exercised the written put option issued at the time of the Company's purchase of an 85% equity interest in EuroTrust NetVaulting A/S to sell its remaining equity interest of 15% in EuroTrust NetVaulting A/S to the Company. The Company recorded a loss of DKK 4,498 with regard to this option in 2002 which is included within other (expenses) income, net in the consolidated statement of operations for the year ended December 31, 2002.

      The Company has issued a written put option to buy a 25% interest in EuroTrust Secure Hosting A/S in 2004 at a price based on the future profitability of EuroTrust Secure Hosting A/S or for a minimum of DKK 2,500. In addition, the Company has issued a written call option to sell an additional 10% of EuroTrust Secure Hosting A/S for DKK 50. These options have been included in the financial statements at their respective fair values, resulting in an expense of DKK 2,287 in 2002 which is included within other (expenses) income, net in the consolidated statement of operations for the year ended December 31, 2002.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Pensions and other post-retirement and post-employment benefits

      The Company contributes to insurance companies for the benefit of pension agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no liabilities related to pensions.

      Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

Reclassifications

In 2002 certain prior years balances have been reclassified to conform to the current years presentation including:

      The allocation of costs between cost of revenue, sales and marketing and general and administrative expenses within the Broadcast media segment has been made on a more detailed basis in 2002 as compared to previous years allocations. This has resulted in the Company allocating more costs to sales and marketing, as a number of costs that historically have belonged to one function have been allocated between two or more functions. The allocations in 2001 and 2000 have been amended based on the more detailed allocation basis to provide consistency with the improved classifications in 2002. This has resulted in a reduction in cost of revenue of DKK 8,326 and DKK 5,174 in 2001 and 2000 respectively and an increase in sales and marketing expenses of DKK 7,863 and DKK 6,899 in 2001 and 2000 respectively. General and administrative expenses have increased by DKK 463 in 2001 and decreased by DKK 1,725 in 2000.

      Cost of revenue, selling and marketing expenses and general and administrative expenses have been split to separately disclose amounts incurred in transactions with related parties.

      Investments have been split between investment securities and long term investments. In addition, broadcasting rights and deferred revenue have been split into current and long term elements.

      Goodwill impairment, which was previously included in the line item "amortization and write downs", has been separately disclosed in the consolidated statement of operations.

      Movements in restricted cash in 2001 have been reclassified from cash flows from financing activities to investing activities to reflect the actual cash received from the sale of the domain name registration business to VeriSign. The amount reclassified from financing to investing activities in 2001 amounts to DKK 41,531.

      In the opening equity as of January 1, 2000 there has been a reclassification of DKK 1,970 from other comprehensive loss to accumulated defecit. The reclassification is related to a investment in Land and Leisure A/S.

      Furthermore there have been a number of other minor reclassifications to conform with the current year's presentation.

      These changes do not impact net income, net assets or net increase in cash and cash equivalents.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Recently issued accounting standards

      In 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction," SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt"; SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements"; and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers"; and amends SFAS No. 13, "Accounting for Leases". SFAS No. 145 is generally effective from May 15, 2002. SFAS No. 145 does not have a material effect on EuroTrust's financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. EuroTrust does not expect the adoption of this Statement to have a material effect on its financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. We have not incurred significant obligations under customer indemnification or warranty provisions historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential customer indemnification or warranty-related obligations. The annual disclosure requirements are effective for these financial statements and for interim periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material effect on our consolidated financial position, results of operations or cash flows.

      In November 2002, the Emerging Issues Task Force issued its consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

EuroTrust has not yet completed an analysis of EITF Issue No. 00-21 and the related impact on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure- an amendment of FASB Statement No. 123" (SFAS No. 148). This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. EuroTrust has provided the disclosures required by SFAS No. 148 in the financial statements. EuroTrust does not currently intend to change its method for accounting for stock options and does not expect the adoption of this Statement to have a material effect on its financial statements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The initial adoption of this accounting pronouncement is not expected to have a material impact on EuroTrust's consolidated financial statements.

      In April, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No.
133. EuroTrust does not expect the adoption of this statement to have a material effect on its financial statements.

      On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. EuroTrust does not expect the new standard to have an effect on its financial statements.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

2.    Investment securities

      The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                            Gross
                                                          Unrealized        Fair
                                              Cost          Losses         Value
December 31, 2001:
Shares in Land and Leisure A/S                1,111          (527)           584
                                              -----         -----          -----
Total                                         1,111          (527)           584
                                              -----         -----          -----

December 31, 2002:
Shares in Land and Leisure A/S                1,111          (541)           570
                                              -----         -----          -----
Total                                         1,111          (541)           570
                                              -----         -----          -----

The unrealised loss on the available-for-sale investment securities is included in other comprehensive income.

3.    Long term investments

      The following is a summary of long-term investments that are stated at cost (in DKK)

                                                                     Book
                                                                     Value
                                                                     -----
      December 31, 2001:
      Shares in TrustItalia S.p.A                                   16,053
      Other shares                                                     326
                                                                    ------
      Total                                                         16,379
                                                                    ------

      December 31, 2002:
      Shares in TrustItalia S.p.A                                        0
      Shares in Excelsa SA s.r.l                                     2,792
      Shares in Wisekey SA                                               0
      Other shares                                                       0
                                                                    ------
      Total long term investments                                    2,792
                                                                    ------

      Based on our review of the valuation of investments made at December 31, 2002, we wrote down to nil our investments in Trust Italia S.p.A. (DKK 16,053), Wisekey SA (DKK 2,322) and certain other shares (DKK 751). These write downs are included in Write-down of long term investments in the consolidated statement of operations.

      Trust Italia SpA

      As of November 30, 2000, the Company acquired 20% of the ordinary shares of Trust Italia SpA., an Italian digital security company. This amounted to the acquisition of 325,000 shares. The consideration comprised 750,000 ordinary shares of stock, valued at DKK 11,788.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      During 2001, the agreement for the acquisition was changed, following investment in TrustItalia SpA by other parties, resulting in an ownership in TrustItalia of 15.7% (242,000 shares) and an additional cash consideration of DKK 4,265.

      Of the total shares acquired, 150,600 shares in Trust Italia SpA were purchased from Ben Rispoli who owned 9.8% of the shares of Trust Italia SpA. These shares were purchased in return for 559,155 shares in EuroTrust.

      On March 7, 2002 the Company granted a loan of DKK 1,250 (denominated in
USD) to Mr Rispoli who has since provided the Company's shares he subsequently acquired from the above transaction as security.

      The carrying value in the consolidated balance sheet of the loan to Mr. Rispoli as of December 31, 2002 was DKK 750 net of a provision for possible non-repayment of DKK 500.

      Interest is payable on this loan at a rate of 6% per annum and the loan agreement expires December 1, 2004.

4.    Property, plant and equipment

      Property, plant and equipment include the following (in DKK):

                                                           December 31,
                                                           ------------
                                                        2001          2002
                                                        ----          ----

Land and buildings                                     27,628        29,006
Technical equipment                                    52,637        35,221
Furniture and fixtures                                  5,829        12,798
Cars                                                    7,709         3,930
Leasehold improvements                                  5,927         5,477
                                                      -------       -------
                                                       99,730        86,432
Less accumulated depreciation                         (37,228)      (37,459)
                                                      -------       -------

Net property, plant and equipment                      62,502        48,973
                                                      =======       =======

      During 2002, based on a review of past results and market prospects we reduced the future projections of our Internet services segment businesses. This change required an impairment analysis to be performed in accordance with SFAS No. 144. The recoverability test which compares the estimated undiscounted future cash flows generated by the property, plant and equipment of these businesses with their carrying values indicated that the assets were impaired. Accordingly, the carrying values of the plant and equipment were reduced to a fair value estimated using the expected present value of discounted future cash flows expected from the assets over their remaining useful lives. When making these estimates the Company made best estimates of future operating trends and judgments on discount rates and other variables. Actual future result and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent. This resulted in a pre-tax charge of DKK 11.0 million recorded in Amortization and write-downs in the consolidated statement of operations.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The net book value of leased assets included in property, plant and equipment total DKK 5,562 and DKK 0 at December 31, 2001 and 2002, respectively. Leased assets of DKK 5,287 were impaired as part of the DKK 11.0 million impairment of assets in 2002.

      At December 31, 2002 land and buildings are pledged as security for a credit line of DKK 1.5 million and as security for other liabilities of DKK 3.5 million.

5.    Goodwill

      Goodwill consisted of the following (in DKK):

Balance - net as of January 1, 2002                                      51,002

Changes:
                Additions                                                36,732
                Disposals                                                (1,427)
                Impairment                                              (65,343)

                                                                        -------
Balance - net as of December 31, 2002                                    20,964
                                                                        =======

      We fully adopted SFAS No. 142 on Janury 1, 2002, and in accordance with this standard we performed our transitional goodwill impairment test as of January 1, 2002 and we performed our annual impairment test as of December 31, 2002. When performing these tests the fair value of the Company's reporting units was determined using the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life.

      Fair value was estimated using the expected present value of discounted future cash flows of the businesses within EuroTrust. When making these estimates we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent and the terminal values were estimated based on terminal growth rates of 2 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

      As a result of the deterioration in the market value of EuroTrust since January 1, 2002, the current general economic environment and current market situation, the results of the annual impairment test indicated that the carrying values of goodwill for certain reporting units exceeded their implied fair values and accordingly, an impairment charge of DKK 65.3 million was recorded in the consolidated statement of operations during the fourth quarter of 2002. All of the goodwill write down relates to the Internet services segment and the most significant single element of this write down relates to goodwill recognized in connection with the purchase of Alphasys SAS in January 2002 of DKK 33.2 million.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The remaining goodwill as at 31 December 2002 relates to the Broadcast Media segment.

      Prior to our adoption of SFAS No. 142 on January 1, 2002 our policy was to assess the recoverability of goodwill in accordance with APB Opinion 17 and SFAS No. 121 using the non-discounted cash flows of the entity acquired over the remaining amortization period. Should an impairment have been evident, then the carrying value of the goodwill and other long-lived assets was reduced by the difference between the carrying amount and the estimated fair value, which was based on future discounted cashflows. As a result of a change in our strategy during 2001 and the results realized on our investments, we performed impairment tests resulting in a goodwill impairment of DKK 53.7 million in 2001. DKK 36.2 million thereof is included in the Internet services segment and DKK 17.5 million is included in the Broadcast media segment.

6.    License rights and other intangibles, net

The movements in rights and other intangibles, net have been as follows:

                                                          License       Other
                                                          rights     intangibles

Cost as of January 1, 2002                                75,305          7,636

              Additions                                    3,098              0
              Disposals                                        0           (322)
                                                         -------         ------
Cost as of December 31, 2002                              78,403          7,314
                                                         =======         ======

Accumulated amortization as of January 1, 2002            (5,047)        (6,339)

              Additions                                   (9,388)          (339)
              Disposals                                        0              0
              Impairment                                 (62,568)          (491)
                                                         -------         ------
Accumulated amortization as of December 31, 2002         (77,003)        (7,169)
                                                         -------         ------
Intangible assets, net as of December 31, 2002             1,400            145
                                                         =======         ======

Weighted average amortization period                     5 Years        3 Years

      Estimated future amortization expenses related to rights and other intangibles at December 31, 2002 is as follows: DKK 445 in 2003, DKK 300 in each of the years 2004, 2005 and 2006 and DKK 55 in 2007.

      Cost as of January 1, 2002 of rights of DKK 75.3 million are all related to the rights to sell Verisign products acquired in 2000 and 2001. During 2002, following the poor performance of the Internet services segment management reappraised the future market for Verisign products. This change

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

required an impairment analysis to be performed in accordance with SFAS No. 144 on the Verisign rights and other intangibles. The estimated undiscounted future cash flows generated by the rights and other intangibles were less than their carrying values and accordingly the carrying values of the Verisign rights and other intangibles were reduced to fair value estimated using the expected present value of discounted future cash flows expected from the rights and other intangibles over their remaining useful life. When making these estimates the Company made best estimates of future operating trends and judgments on discount rates and other variables. Actual future result and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent.. This resulted in a pre-tax charge of DKK 62.6 million, which is classified as Amortization and write downs in the consolidated statement of operations

7.    Business Combinations

      Acquisitions during 2002

      Alphasys SAS

      As of January 2002, the Company acquired 100% of the French IT-security company Alphasys SAS, for a cash consideration of DKK 40.2 million. This consideration was subsequently reduced by DKK 5,057 after a loss guarantee was negotiated and a refund paid by the vendor of Alphasys SAS in June 2002. Alphasys SAS was acquired because it was considered a good fit to the Company's strategy.

      Alphasys was purchased from Synerco ApS, a Danish company, also known as Venture 2000. Peter Forchhammer is a majority shareholder of Synerco ApS and was one of the original founders of Eurotrust in 1985 and is currently a shareholder in EuroTrust.

      The total purchase price has been allocated to the assets acquired and the liabilities assumed on the acquisition date. In the provisional purchase price allocation we recorded goodwill of DKK 33.2 million on this acquisition which forms part of our Internet services segment. The results of these operations have been consolidated from January 21, 2002.

      As of December 31, 2002, following an assessment of the current and future performance of the Alphasys business, we tested the goodwill arising on this acquisition for impairment. As a result of this test we wrote down the carrying value of the goodwill from DKK 33.2 million to zero. The tangible fixed assets acquired were also written down to zero as a result of this impairment test.

      EuroTrust NetVaulting A/S (f/k/a Wisehouse A/S)

      As of December 31, 2002 Medani A/S exercised the written option issued at the time of the Company's purchase of an 85% equity interest in EuroTrust NetVaulting A/S to sell its remaining equity interest of 15% in EuroTrust NetVaulting A/S to the company. The consideration comprised 134,083 ADR's, valued at DKK 5,000. The share purchase was made in accordance with the terms of a shareholder agreement with the minority shareholder Medani A/S. The EuroTrust ADR's issued to Medani A/S in this transaction were purchased from a shareholder who had purchased the shares in the market, at the request of the Company, during the period August 2002 to November 2002. The shares were sold to the Company at the same price that the shareholder had paid in the market with an additional

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

1% to cover transaction costs. The shareholder has been working as a consultant to EuroTrust Netvaulting A/S.

      The Company experienced a loss of DKK 4,923 with regard to this option which is included within other (expenses) income in the consolidated statement of operations as of December 31, 2002. The difference between the actual purchase price for the ADR's of DKK 4,575 and the fair value of the option of DKK 5,000 has been included within other (expenses) income, net in the consolidated statement of operations as a gain amounting to DKK 425.

      EuroTrust Secure Hosting A/S

      As of January 1, 2002, we combined our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, our secure web hosting subsidiary, in which we have a 75% ownership interest. DHT Hosting ApS has an option to sell its 25% interest in EuroTrust Secure Hosting A/S to us in 2004 and forward at a price based on the future profitability of Hosting or for a minimum of DKK 2,500. In addition, DHT Hosting ApS has an option to acquire an additional 10% of EuroTrust Secure Hosting A/S for a price of DKK 50 (at par). These options have been included in the financial statements at their respective fair values, resulting in an expense of DKK 2,287 in 2002 which is included within other (expenses) income, net in the consolidated statement of operations for the year ended December 31, 2002.

      Acquisitions during 2001

      EuroTrust NetVaulting A/S (f/k/a Wisehouse A/S)

      As of August 31, 2001, the Company acquired 85% of the Danish remote back-up company, EuroTrust NetVaulting A/S, for a cash consideration of DKK 25 million. In addition, 1,000,000 stock options with an exercise price of USD 1.25 were also part of the consideration. The options vest based on the profitability of EuroTrust NetVaulting in 2002 and 2003. These options have not vested in 2002. The stock options expire as of September 1, 2004. EuroTrust NetVaulting was acquired because it is considered a good fit to the Company's strategy. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 6.3 million, which was recorded as goodwill. The results of these operations have been consolidated from August 31, 2001. The goodwill arising on this acquisition has been fully written off during 2002.

      As part of the shareholder agreement signed on August 29, 2001, Medani A/S received an option to sell at any time within two years after the signature of the shareholder agreement its 15% interest in EuroTrust NetVaulting A/S to the Company for a price of DKK 5,000, to be paid in a variable number of EuroTrust A/S shares, based on the fair value of such shares subject to a cap of US$2.00 per share. In addition, EuroTrust received an option to purchase Medani A/S's remaining 15% interest within two years after the signature of the shareholder agreement, again for a fixed price of DKK 5,000 to be paid in EuroTrust A/S shares according to the same formula.

      The total purchase price has been allocated to the assets acquired and the liabilities assumed based on their respective fair values on the acquisition date.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in DKK):

                                             August 31,2001
Currents asset                                    37,018
Fixed assets                                       8,350
Goodwill                                           6,343
Total assets acquired                             51,711
                                                 -------

Currents Liabilities                             (12,834
Long-term debt                                   (10,584)
Majnority interest                                (3,293)
Total liabilities assumed                        (26,711)
Net assets aquired                                25,000

      Netname-Solutions.com GmbH

      As part of the sale of the domain name registration business to VeriSign, the Company acquired on June 30, 2001 the remaining 49% of Netname-Solutions.com GmbH, a German company offering Internet services, that it did not already own. The consideration comprised DKK 219 in cash and DKK 2,267 in shares. The total consideration exceeded the fair value of the net liabilities assumed by DKK 4,095, which excess was recorded as goodwill. In July 2001, all shares in this investment were sold to VeriSign, see below.

The 51% investment was consolidated until the date of the sale.

      Acquisitions during 2000

      Annonsbyran Pennen AB

      As of August 31, 2000, the Company acquired Annonsbyran Pennen AB, a Swedish advertising company. The consideration comprised 79,644 ordinary shares of stock, valued at DKK 3,600. The total consideration exceeded the fair value of the net assets acquired by DKK 3,490, which excess was recorded as goodwill. Goodwill was amortized on a straight line basis over 5 years until January 1, 2002 when goodwill ceased to be amortized but will be tested for impairment at least annually.

      Netname-Solutions.com GmbH

      As of August 31, 2000, the Company acquired 51% of Netname-Solutions.com GmbH, a German company offering Internet services. The consideration comprised DKK 228, in cash. The total consideration exceeded the fair value of the net assets acquired by DKK 78, which was recorded as goodwill. Goodwill was amortized on a straight line basis over 5 years until July 2001, when the company was sold to VeriSign.

      Virus112.com A/S

      As of November 30, 2000, the Company acquired Virus112.com A/S, a Danish virus detection company. The consideration comprised 1,100,000 ordinary shares of stock, valued at DKK 17,289. In addition, 1,000,200 stock options with an exercise price of $1.78125 were also part of the consideration. The options vest based on the revenue of EuroTrust Virus in 2001, 2002 and 2003. These options have not vested in 2002. The stock options expire as of September 1, 2004. The total consideration exceeded

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

the fair value of the net liabilities assumed by DKK 17,691, which excess was recorded as goodwill. Goodwill was amortized on a straight line basis over 5 years until January 1, 2002 when goodwill ceased to be amortized but will be tested for impairment at least annually.

      All businesses acquired are consolidated from the date of the acquisition and accounted for by the purchase method of accounting.

      Other

      As partial payment for other businesses acquired in 2000 the Company issued a total of 450,000 stock options, exercisable within two years at various per share prices, ranging from $2.50 to $4.25. At December 31, 2002, all of these stock options had expired and none had been exercised.

Disposals during 2001

      In July 2001, the Company sold its domain name registration business to VeriSign. This sale includes the disposals of these activities from Euro909.dk A/S and the disposals of the Company's investments in Grona Verket AB, Primaerdata AS, Euro909 France and NetName-Solutions.com GmbH. The consideration for the sale to VeriSign totaled DKK 210,687 in cash, of which DKK 41,607 was paid into an escrow account. Of this restricted cash, DKK 39,621 was received in 2002 and the remaining DKK 1,986 will be received in 2003. The sale to VeriSign resulted in a gain of DKK 217,783.

      In December 2001, the Company sold its investment in TV Bio+ and 15% of its investment in Euromedia A/S for cash consideration of DKK 1 (DKK one krone) and DKK 12 million, respectively. These sales resulted in a loss of DKK 4,596.

      In December 2001, the Company sold its Print and Online Media segment. The disposal included the disposal of All Media Holding A/S and its subsidiary Chili A/S. The Company's net liability in All Media Holding A/S totaled DKK 1,417. See Discontinued operations. The consideration for the Print and Online Media segment totaled DKK one in cash. In addition the company had to settle a guarantee, given previously to Chili A/S for supporting their business development resulting in an additional loss of DKK 1,762. The sale of the Print and Online Media segment resulted in a loss of DKK 345.

      Telia, the Swedish telecoms company, was previously a significant shareholder (22.5%) in Chili A/S. Telia had an option to sell its shareholding in Chili A/S to the Company and the Company had a call option on the same shares. On December 29, 2000 Telia confirmed that they wished to exercise their put option on the 22.5% of the shares they owned in Chili A/S, (see note 10).

      The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2002:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                   Country of         Interest
       Subsidiary                                 Incorporation      Ownership
       ----------                                 -------------      ---------
       Euro909.dk A/S                                Denmark           100.0%
       EuroTrust PKI Services A/S        (1)         Denmark           100.0%
       EuroTrust Net Vaulting A/S                    Denmark           100.0%
       EuroTrust Virus112 A/S            (2)         Denmark           100.0%
       Euro909Media A/S (dk4)                        Denmark            85.0%
       EuroTrust Secure Hosting A/S      (3)         Denmark            75.0%
       EuroTrust Realtime Security A/S   (4)         Denmark            85.3%
       EuroTrust Sweden AB               (5)         Sweden             70.0%
       Telefax Scandinavia i Sverige AB              Sweden            100.0%
       EuroTrust E-Security SARL                   Swizerland          100.0%
       EuroTrust France SAS              (6)         France            100.0%

----------
      (1)   Formerly known as EuroTrust Denmark A/S.

      (2)   Formerly known as Virus112.com A/S.

      (3) Result of the combination of our Digiweb activity with DHT Hosting ApS, on January 1, 2002.

      (4) The subsidiary through which we sell our remote digital video surveillance systems.

      (5) The subsidiary through which we sell our anti-virus products in Sweden.

      (6)   Formerly known as Alphasys SAS.

8.    Investments in associated companies

      As of January 1, 2001, the Company acquired 40% of GBS A/S, a consulting company in Denmark. The consideration comprised DKK 1,694 in shares. The total consideration exceeded the fair value of the Company's share of the net liabilities of GBS A/S by DKK 2,313, which excess was recorded as goodwill. In addition, 130,000 stock options with an exercise price of $1.625 were also part of the consideration. The options vest if Global Business Solutions A/S realizes a profit. These options vested in 2002, but have not been exercised. The stock options expire as of January 31, 2004.

      During 2002 the Company sold 30% of the shares in GBS A/S. The sales price was DKK one thousand in cash.

      The remaining holding of 10%, which is included in long term investments, was written down during the fourth quarter of 2002. This amounted to a charge of DKK 425.

9.    Fair Value of Financial Instruments

Cash and cash equivalents and restricted cash

      The carrying amount approximates fair value because of the short maturity of those instruments.

Accounts receivable, receivables from related parties, VAT receivable and other receivables

      The carrying amount approximates fair value because of the short maturity of those instruments.

      Investment securities

      The fair values of investment securities are estimated based on quoted market prices for those or similar investments.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Long term investments

      For long-term other investments for which there are no quoted market prices, a reasonable estimate of fair value is based on a review of the assumptions underlying the operating performance of the privately held companies..

Short term debt

      The fair value of the Company's short term debt is estimated based on current rates offered to the Company for debt of the same remaining maturities.

Account payable and accounts payable, related parties

      The carrying amount approximates fair value because of the short maturity of those instruments.

Lease obligations

      The fair value of the Company's lease obligations is estimated by discounting the future cash flows at rates currently offered to the Company for debt of comparable maturities by the Company's bankers.

Written options

      The fair value of the written put option included in the shareholder agreement in relation to EuroTrust Secure Hosting A/S, as described in note 7, is estimated by using a Black and Scholes option pricing model.

      The estimated fair values of the Company's financial instruments are as follows:

                                                                                  December 31,
                                                                                  ------------
                                                                       2001                             2002
                                                             Carrying          Fair          Carrying           Fair
                                                              Amount           Value          Amount            Value
                                                              ------           -----          ------            -----
Cash and cash equivalents and restricted cash                 135,658         135,658          39,658          39,658
Accounts receivable, receivables from related parties,
VAT receivable and other receivables                           35,737          35,737          29,984          29,984
Investment securities                                             584             584             570             570
Long-term investments                                          16,379          16,379           2,792           2,792
Short term borrowing                                           (4,010)         (4,010)           (809)           (809)
Account payable and account payable, related parties          (34,675)        (34,675)        (33,871)        (33,871)
Lease obligations                                              (4,345)         (4,345)         (6,615)         (6,615)
Written options                                                     0               0          (2,287)         (2,287)

10.   Discontinued operations

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

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      In 2002 Telia A/S has re-confirmed its exercise of its put option on the 22.5% of the shares it owned in Chili A/S and demanded the payment of the DKK 6 million exercise price. The Company has recognised a DKK 6 million charge relating to this liability within line item 'Net loss from discontinued Print/On line Media division' in the consolidated statement of operations for the year ended December 31, 2002.

11.   Short-term borrowings

      Short-term borrowings from banks are all due on demand and consist of the following (in DKK):

                                                                  December 31,
                                                                  ------------
                                                                2001        2002
                                                                ----        ----
Handvaerkerbanken                                               4,010          0
Nordea                                                              0        809
                                                                -----      -----
                                                                4,010        809
                                                                =====      =====

      At December 31, 2002 the Company has secured lines of credit with the banks totalling DKK 2.3 million, of which DKK 0.8 million had been drawn down at year-end. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2001 and 2002 were 7.1% and 7.0%, respectively.

12.   Leases

      The Company is obligated under leases covering inventories, certain machinery and equipment and cars that expire at various dates during the next five years. At December 31, 2002 and 2001, the gross amount of machinery and equipment and cars and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                                  December 31,
                                                                  ------------
                                                                2001       2002
                                                                ----       ----

Machinery and equipment                                         6,219      6,219
Cars                                                            1,850        525
                                                                -----      -----
                                                                8,069      6,744

Less accumulated depreciation (including impairments)           2,507      6,744
                                                                -----      -----
                                                                5,562          0
Inventories                                                         0      7,215
                                                                -----      -----
                                                                5,562      7,215
                                                                =====      =====

      Depreciation of assets held under capital leases is included in depreciation expense. Leased machinery and equipment of DKK 5,287 was fully impaired as part of the 2002 impairment of assets, which expense is recorded in Amortization and write downs in the consolidated statement of operations.

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      In 2002 the Company entered into a sale and lease back agreement with IBM regarding the company's inventories of Tivoli licenses. The lease payments amount to DKK 3,706 per year and the agreement expires April 30, 2004. The carrying value of the inventories is DKK nil.

      The Company also has several noncancelable operating leases, primarily for office space, that expire over the next six years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases, amounted to DKK 8.6 million, DKK 6.1 million and DKK 3.4 million in the years ended December 31, 2000, 2001 and 2002, respectively.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments, primarily relating to Tivoli licenses, as of December 31, 2002 are:

                                                                           Capital        Operating
                                                                           leases           leases
                                                                           -------        ---------
Year ending December 31:
    2003                                                                     4,775           1,795
    2004                                                                     2,441           1,462
    2005                                                                       740             437
    2006                                                                       563             146
    2007                                                                         0             146
    Later years, through 2009                                                    0             285
                                                                             -----           -----
              Total minimum lease payments                                   8,519           4,271
                                                                                             =====

Less estimated executory costs                                                 151
                                                                             -----
              Net minimum lease payments                                     8,368

Less amount representing interest (at rates ranging from
    3.0% to 10.0%)                                                             596
                                                                             -----
              Present value of net minimum capital lease payments            7,772

Less current installments of obligations under capital leases                4,328
                                                                             -----
              Obligations under capital leases, excluding
                current installments                                         3,444
                                                                             =====

13.   Related party transactions

      In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Mr Aldo Petersen

      On November 30, 2000, we acquired 20% of Trust Italia SpA., an Italian digital security company. During 2001, the agreement for the acquisition was changed, following investment in TrustItalia SpA by other parties, resulting in an ownership in TrustItalia of 15.7% (242,000 shares) and an additional cash consideration of DKK 4,265. The cash was paid to Aldo Petersen, the CEO of the Company who owned 2.6% of the shares of Trust Italia SpA.

      Parken Sports & Entertainment A/S is a minority owner of 15% of the shares in Euro909Media A/S. Aldo Petersen was a member of the board of directors of Parken Sports & Entertainment A/S until the end of December 2002 and currently holds 138,540 shares representing ownership of approximately 6% of the issued share capital of Parken Sports & Entertainment.

      On November 29, 2001, the Company entered into an agreement with Parken Sports & Entertainment A/S for pitch side advertising and corporate hospitality at football matches involving FC Copenhagen, a team owned by Parken Sports & Entertainment. According to the agreement the Company prepaid DKK 4 million covering the agreement period. On March 8, 2002 the agreement was amended reducing the prepayment requirement to yearly installments. In June 2003 Parken Sports & Entertainment refunded DKK 2,520 of the prepayment. The agreement is valid for 7 years commencing January 1, 2002.

                                                                  December 31,
                                                                  ------------
                                                                2001       2002

Parken Sports & Entertainment A/S (Purchases)                   1,436        908
                                                                =====      =====

Parken Sports & Entertainment A/S (Prepaid expenses)            4,000      3,280
                                                                =====      =====

As of 31 December 2001 Aldo Petersen owed EuroTrust A/S DKK 3,084 representing the balance on his loan account with the company. This loan account was fully repaid during 2002.

Verisign Inc

      VeriSign is a minority shareholder in EuroTrust A/S (18%). The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                                December 31,
                                                                ------------
                                                             2001          2002
                                                             ----          ----

VeriSign Inc. (Annual fees and royalties)                    7,376        24,988
                                                            ======        ======

VeriSign Inc. (Accounts payable)                             6,560        12,833
                                                            ======        ======

      During 2001 the Company sold its domain name registration business to Verisign for a gross cash consideration of DKK 210,687. During 2000 and 2001, the Company purchased rights from Verisign for DKK 75,305 which allow the Company to sell Verisign products in a number of European countries (including Denmark, Sweden, Norway, Finland, Austria, Switzerland and Italy). During 2002 the balance on the amount capitalised for the rights acquired was written off due to the poor financial performance of the business.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Nemeth & Sigetty A/S

      Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during the three years ended December 31, 2002. For the years ended December 31, 2000, 2001 and 2002 Nemeth & Sigetty A/S has been paid DKK 220, DKK 1,083 and DKK 1,115, respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2001 and December 31, 2002 were DKK 638 and DKK 625 respectively.

14.   Income Taxes

      The Company and each of its subsidiaries file separate tax returns in their country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2002 are as follows (in DKK):

                                                                               December 31,
                                                                          ---------------------
                                                                            2001          2002
                                                                            ----          ----
Deferred tax assets
   Net operating loss carry forwards                                       60,585        95,547
   Tax value of fixed assets in excess of book value of fixed assets       23,646        11,489

   Other temporary differences                                              5,611             0
   Deductible goodwill and intangible assets                                    0        21,488
   Provisions                                                                   0        12,313
   Capital losses on shares                                                     0         8,400
                                                                          ---------------------
   Total deferred tax assets                                               89,842       149,237
   Less: Valuation allowance                                              (89,486)     (148,531)
                                                                          ---------------------
   Net deferred tax assets                                                    356           706

Deferred tax liabilities                                                        0             0

Total net deferred tax assets                                                 356           706

      DKK 19.2 million of subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2002 will be allocated to goodwill.

      The recognized tax assets as of December 2001 and 2002 are related to temporary differences between the book and fiscal values of fixed assets in the profitable broadcasting segment.

      The Company assessed the realization of the deferred tax assets based on available evidence, both positive and negative, to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The conclusion as to whether it is more likely than not that some portion of these assets will not be realized takes into consideration the following factors, among others:

      o Future earnings potential determined through the use of internal forecasts

      o     The carry forward period associated with the deferred tax assets and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      o The nature of the income that can be used to realize the deferred tax assets

      To the extent that the Company determines it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is recorded.

      The tax loss carry-forwards available at December 31, 2002 and their expiration years are as follows (in DKK):

   Expiration year           Denmark      Sweden       UK       France       Switzerland      Total
   ---------------           -------      ------       --       ------       -----------      -----
   2003                       19,961                                                         19,961
   2004                       31,576                                                         31,576
   2005                       44,706                                                         44,706
   2006                       83,566                                                         83,566
   2007                                                          2,729                        2,729
   Indefinitely              127,941       2,796      2,135         --          3,081       135,953
                             -------       -----      -----      -----          -----       -------
   Total                     307,750       2,796      2,135      2,729          3,081       318,491
                             =======       =====      =====      =====          =====       =======

      The accumulated tax loss carry forwards cannot be used by all group companies as only a limited number of companies are jointly taxed.

      For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                       December 31,
                                           ------------------------------------
                                              2000         2001         2002
                                              ----         ----         ----

   Pretax income (loss):
      Denmark                               (93,203)       19,028      (268,422)
      Sweden                                  4,398             0        (2,844)
      Norway                                 (2,958)            0             0
      France                                 (2,936)            0        (3,616)
      UK                                     (4,356)       (2,798)           45
      Switzerland                                 0             0        (3,081)
      Germany                                     0             0             0
                                           --------      --------      --------
                                            (99,055)       16,230      (277,918)
                                           ========      ========      ========
   Significant components of the
provision for income taxes are:
      Current: Denmark                       (1,000)         (527)       (2,849)
               Others                          (284)            0             0
                                           --------      --------      --------
                                             (1,284)         (527)       (2,849)
                                           --------      --------      --------

      Deferred: Denmark                      (1,028)          503           350
                Others                            0             0             0
                                           --------      --------      --------
                                             (1,028)          503           350
                                           --------      --------      --------
         Total:                              (2,312)          (24)       (2,499)
                                           ========      ========      ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                                  2000         2001        2002
                                                                  ----         ----        ----
Danish income tax rate ....................................         32%          30%         30%
Non taxable gain on sold business .........................          0%        (394)%         0%
Non deductible impairment charges .........................        (10)%        108%        (10)%
Change in valuation allowance on deferred tax assets ......        (20)%        264%        (21)%
Other items, net ..........................................          0%          (8)%         0%
                                                                  ----         ----        ----
Reported income tax expense ...............................          2%           0%         (1)%
                                                                  ====         ====        ====

15.   Shareholders' equity

Treasury shares

      During 2001 the Company decided to start a buy-back program of treasury shares. At December 31, 2002 the Company had 1,263,100 treasury shares. During the period from September 2002 to December 2002, a total of 92,400 shares were purchased by a shareholder and were then sold back to the Company at the same price as that originally paid by the shareholder. During 2002 the Company purchased an additional 603,250 treasury shares through its stockbroker.

      In 2002 and 2001 the Company used treasury shares in connection with a business acquisition, see also note 7.

      Transactions regarding treasury shares have been made at market prices.

2001 Share issuances

      During 2001 the Company issued 6,306,000 common shares for cash in private placements resulting in total proceeds to the Company of DKK 122,411.

      In 2001 the Company issued a total of 248,000 common shares as partial consideration for newly acquired businesses.

16.   Earnings per share

      Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common stock outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

The following table presents the computation of basic and diluted average common shares outstanding:

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                          Year Ended December 31,

                                                         2000       2001       2002
Determination of basic and diluted shares:

Weighted-average shares outstanding                     16,968     24,185     26,162

Potential common shares--dilutive stock options             --        560         --

Basic and diluted average common shares outstanding     16,968     24,745     26,162

In 2002, the Company excluded 83 weighted-average common share equivalents with a weighted-average share price of $0.84 and in 2000, the Company excluded 1,216 weighted-average common share equivalents with a weighted-average share price of $11.48 from the potential common shares because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of the Company's common stock for the period.

17.   Stock options

      During 1997, the Company issued the following stock options.

      Stock options

      At the initial public offering in August 1997, the Company sold a total of 1,581,250 units, each consisting of one ADR and one stock option to purchase one ADR at a price of $6.00. The stock options were exercisable during specific window periods through to expiry on June 30, 2002, unless earlier redeemed. The Company chose to redeem the outstanding stock options on June 30, 2000 and there were no outstanding stock options at December 31, 2000.

      Representative's Stock options

      In connection with the initial public offering, the Company issued a total of 137,500 stock options to the representative of several underwriters as part of the underwriting fees. The stock options, which give the holder the right to purchase one unit identical to the units sold at the initial public offering, at a price of $6.00, were due to expire on June 30, 2002. At December 31, 2000 all of these stock options were exercised.

      During 1999, the Company issued the following Stock options:

      Private placement

      As part of a private placement in April and May 1999 the Company issued 1,087,000 stock options exercisable until March 24, 2001 and May 3, 2001, respectively at a price of $2.50 per share. All

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

of these stock options were exercised at December 31, 2000. In connection with this private placement the Company issued two-year stock options to advisors, enabling them to purchase a total of 238,875 common shares at prices ranging from $1.90 to $2.50 per share. At December 31, 2001 all of these stock options were exercised.

      In connection with the private placement in August 1999 the Company issued 100,000 two-year stock options exercisable at $3.125 per share, to advisors. All of these stock options were exercised at December 31, 1999.

      During 2000, the Company issued 25,000 stock options exercisable at $10 per share, to advisors. At December 31, 2002 all of these stock options were exercised.

      Business acquisitions

      As partial payment for businesses acquired in 2000 the Company issued a total of 1,450,200 stock options, exercisable within one to four years at various per share prices, ranging from $1.78 to $4.25. At December 31, 2002, 450,000 of these stock options had expired and none had been exercised. At December 31, 2002 a total of 1,000,200 stock options remain outstanding.

      As partial payment for a business acquired in 2001 the Company issued a total of 1,000,000 stock options, exercisable within three years at a price of $1.25 per share. These stock options vest based on the profitability of EuroTrust NetVaulting in 2002 and 2003. The stock options expire as of September 1, 2004 and as of December 31, 2002 all remain outstanding.

      130,000 stock options with an exercise price of $1.625 were also part of the consideration for the acquisition of 40% of Global Business Solutions A/S. The options vest if Global Business Solutions A/S realizes a profit . These options vested in 2002, but have not been exercised. The stock options expire as of January 31, 2004.

18.   Stock Based Compensation

      1997 Incentive Stock option Plan

      In February 1997, the Company established an incentive plan for employees and directors of the Company. Under this plan an aggregate of 670,000 stock options, each to purchase one ordinary share at a price of $4.00, were issued. The exercise price of the stock options was equal to the market price on the date of grant. The stock options expired on February 12, 2002.

      Stock Options

      In August 1997, the Company issued a total of 12,500 stock options, each entitling the holder to purchase one share at a price of $4.00. The stock options are exercisable at any time through expiry on August 22, 2002 and the exercise price was equal to the market price on the date of grant. All stock options have been exercised.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      1999 Incentive Option Plan

      In August 1999, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,425,000 options each to purchase one common share at a price of $3.00 were issued. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through expiry on August 31, 2004. Of these options, 510,000 were outstanding at December 31, 2002.

      In addition, during 1999 the Board authorized the grant of 494,500 options to selected employees and directors of the Company each to purchase one common share at various share prices ranging from $2.75 to $3.50. The exercise price of the options was equal to the market price on the date of grant. All of these options had expired at December 31, 2002.

      The weighted average exercise price and weighted average remaining contractual life of outstanding options under this plan was $3.00 and 1.7 years respectively as of December 31, 2002.

      2000 Incentive Option Plan

      In December 2000, the Board approved an incentive plan for employees and directors of the Company. Under this plan an aggregate of 1,100,000 options each to purchase one common share at a price of $1.5312 were issued. The exercise price of the options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through expiry in December 2003. Of these options, 1,060,000 were outstanding at December 31, 2002.

      In addition, during 2000 the Board authorized the grant of 190,000 options each to purchase one common share at various share prices ranging from $4.0625 to $7.50 to selected employees of the Company. The exercise price of the options was equal to the market price on the date of grant. All of these options had expired at December 31, 2002.

      The weighted average exercise price and weighted average remaining contractual life of outstanding options under this plan was $1.5312 and 1 year respectively as of December 31, 2002.

      2001 Incentive Option Plan

      During 2001, the Board authorized the grant and issue of 2,125,000 options each to purchase one common share at various share prices ranging from $1.05 to $1.71 to employees and directors of the Company. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through expiry dates ranging from August 31, 2003 to December 31, 2005. Of these options at December 31, 2002, 100,000 had been forfeited and 2,025,000 were outstanding.

      In addition during 2001, the Board authorized the grant and issue of 45,000 options each to purchase one common share at a price of $1.09. 15,000 of these options became exercisable during 2002, 15,000 vest in 2003 and the remainder vest in 2004. These options all expire on December 31, 2004.

      The weighted average exercise price and weighted average remaining contractual life of outstanding and exercisable options under this plan was $1.40 and 2.6 years respectively as of December 31, 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      2002 Incentive Stock option Plan

      During 2002, the Board authorized the grant and issue of 2,483,545 stock options each to purchase one common share at various share prices ranging from $0.39 to $1.31 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. All of these options were outstanding at December 31, 2002. The stock options are exercisable during the year of grant through expiry dates ranging from March 31, 2004 to May 31, 2005.

      The weighted average exercise price and weighted average remaining contractual life of outstanding options under this plan was $0.82 and 2.3 years respectively as of December 31, 2002.

      A summary of the Company's stock option activity, and related information for the three years ended December 31, 2002 is as follows:

                                                      2000                         2001                          2002
                                            -------------------------    -------------------------    ---------------------------
                                                          Weighted                    Weighted                        Weighted
                                                           average                     average                        average
                                            Number     Exercise Price    Number     Exercise Price    Number       Exercise Price
                                            ------     --------------    ------     --------------    ------       --------------
   Outstanding, beginning of year           1,595           $3.42         2,420          $2.76         4,335             $1.91
   Granted                                  1,290           $2.32         2,170          $1.39         2,484             $0.82
   Exercised                                  465           $3.46             0              0             0                 0
   Forfeitures                                  0               0             0              0           100             $1.20
   Expired                                      0               0           255          $5.69           595             $3.50
   Outstanding, end of year                 2,420           $2.76         4,335          $1.91         6,124             $1.32
   Exercisable, end of year                 1,730           $2.65         3,266          $2.08         6,094             $1.32
Weighted average fair value of
options granted during the year                             $1.72                        $1.37                           $0.60

Weighted average remaining contractual life                                                                          2.0 years
Range of exercise prices                                                                                         $0.39 - $3.00

      No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

19.   Pensions

      During 2000, 2001 and 2002, the company has recognized expenses for pension contributions paid to pension institutes on behalf of employees totalling DKK 2.4 million, DKK 1.7 million and DKK 1.5 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

20.   Non-cash financing and investing activities

      Capital lease obligations of DKK 8,069 and DKK 525 were incurred in 2001 and 2002 respectively, when the Company entered into leases for machinery and equipment and cars.

      In 2002 the Company used 804,498 treasury shares with a market value of DKK 5,000 as consideration for the purchase of a 15% interest in the subsidiary EuroTrust NetVaulting A/S.

      In 2001 248,000 shares of common stock at a price of DKK 3,962 and treasury stock with a market value of DKK 1,165 were issued as partial consideration for acquired businesses.

21.   Commitments

      The Company has entered into an agreement to pay minimum royalties and annual fees to VeriSign, which are non-cancellable until December 20, 2006. The minimum royalties and annual fees pursuant to these agreements amount to approximately DKK 230,632 ($32,565) over the remaining 4 year period. These commitments were amended in February 2003. See note 24 describing the amendments to the agreement with VeriSign.

      The Company issues product guarantees in accordance with Danish law, normally covering the subscription period of services provided to customers. The Company has not incurred any costs in fulfilling these guarantees and no provisions for future guarantee costs have been made as of December 31, 2002.

22.   Contingent liabilities

      As a result of the Company's acquisition of its French subsidiary, EuroTrust France SAS (f/k/a Alphasys SAS) members of the pre-acquisition management team have been replaced with members designated by the company. In connection in with that, a claim has been filed against EuroTrust by those members we replaced claiming that they, as a group, are the beneficial owners of 10% of the share capital of EuroTrust France SAS. The Company will vigorously defend this claim to the fullest extent of the law. As of the date of this Annual Report, the claim is still pending.

      Two former employees have filed a claim against the Company for the amount of approximately DKK 3.5 million alleging that they had been unfairly dismissed. As of December 31, 2002, the Company set aside a reserve DKK 1,700 to cover the estimated liability from this claim. The Company will vigorously defend this claim to the fullest extent of the law. As of the date of this Annual Report, the claim is still pending.

23.   Segment Reporting

      The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the Broadcast media business segment and prior to 2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has three reportable segments under SFAS 131 (i) Internet services, (ii)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Broadcast media and (iii) other. Other represents the travel business, which was disposed of as of April 1, 2000. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation.

The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

      Reportable segment information for each geographical and business segment for each of the years ended December 31, 2000, 2001 and 2002 is presented in the following tables:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Revenues                 2000                 2001                    2002
                    DKK         %        DKK          %         DKK          %

Denmark (1)       125,932      67%     100,016        66%     110,992        82%
Norway             16,104       8%      19,117        12%       4,967         4%
Sweden             44,456      24%      29,703        19%       2,874         2%
France                577       0%       2,310         2%       9,636         7%
Other               1,559       1%         768         1%       7,320         5%
                  ---------------      -----------------      -----------------
                  188,628     100%     151,914       100%     135,789       100%
                  ---------------      -----------------      -----------------

(1) The amounts for 2000 and 2001 do not include revenues from the print and online media business because that business was sold in 2001 and is reflected as loss from discontinued operations.

      The segmented data are as follows:

[Balance of page intentionally left blank]

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                                   Years ended December 31,
                                                          2000          2001          2002          2002
                                                        --------      --------      --------      --------
                                                           DKK           DKK           DKK           USD
Internet services:
Revenue                                                   94,999        72,183        63,769         9,004
Operating expenses:
      Cost of revenue                                     56,423        34,526        55,484         7,835
      Cost of revenue from related parties                     0         7,376        24,988         3,528
      Selling and marketing expenses                      53,584        57,690        38,391         5,421
      Selling and marketing expenses with related
      parties                                                  0         1,436           908           128
      General and administrative expenses                 43,457        45,429        33,834         4,777
      General and administrative expenses from
      related parties                                        220         1,083         1,115           157
      Depreciation, amortization and write down and
      impairment                                          26,301        90,572       161,289        22,774
                                                        --------      --------      --------      --------
      Total operating expenses                           179,985       238,112       316,009        44,620
                                                        --------      --------      --------      --------
Operating income (loss)                                  (84,986)     (165,929)     (252,240)      (35,616)
                                                        --------      --------      --------      --------
Capital expenditure                                       55,806       105,972         9,210         1,373
                                                        --------      --------      --------      --------
Total assets                                             303,016       389,056        99,962        14,115
                                                        --------      --------      --------      --------

Broadcast media
Revenue                                                   83,005        79,731        72,020        10,169
Operating expenses:
      Cost of revenue                                     56,692        55,710        40,534         5,723
      Cost of revenue from related parties                     0             0             0             0
      Selling and marketing expenses                       8,218         8,980        10,150         1,433
      Selling and marketing expenses with related
      parties                                                  0             0             0             0
      General and administrative expenses                 11,237        10,140         9,934         1,403
      General and administrative expenses from
      related parties                                          0             0             0             0
      Depreciation, amortization and write down and
      impairment                                          18,009        34,980         4,828           682
                                                        --------      --------      --------      --------
      Total operating expenses                            94,156       109,810        65,446         9,241
                                                        --------      --------      --------      --------
Operating income (loss)                                  (11,151)      (30,079)        6,574           928
                                                        --------      --------      --------      --------
Capital expenditure                                        3,135        34,646         8,261         1,094
                                                        --------      --------      --------      --------
Total assets                                              54,035        56,555        68,255         9,638
                                                        --------      --------      --------      --------

Other
Revenue                                                   10,624             0             0             0
Operating expenses:
      Cost of revenue                                     11,547             0             0             0
      Cost of revenue from related parties                     0             0             0             0
      Selling and marketing expenses                       2,196             0             0             0
      Selling and marketing expenses with related
      parties                                                  0             0             0             0
      General and administrative expenses                  2,469             0             0             0
      General and administrative expenses from
      related parties                                          0             0             0             0
      Depreciation, amortization and write down and
      impairment                                             517             0             0             0
                                                        --------      --------      --------      --------
      Total operating expenses                            16,729             0             0             0
                                                        --------      --------      --------      --------
Operating income (loss)                                   (6,105)            0             0             0
                                                        --------      --------      --------      --------
Capital expenditure                                            0             0             0             0
                                                        --------      --------      --------      --------
Total assets                                                   0             0             0             0
                                                        --------      --------      --------      --------

Consolidated
Revenue                                                  188,628       151,914       135,789        19,173
Operating expenses:
      Cost of revenue                                    124,662        90,236        96,018        13,558
      Cost of revenue from related parties                     0         7,376        24,988         3,528
      Selling and marketing expenses                      63,998        66,670        48,541         6,854
      Selling and marketing expenses with related
      parties                                                  0         1,436           908           128
      General and administrative expenses                 57,163        55,569        43,768         6,180
      General and administrative expenses from
      related parties                                        220         1,083         1,115           157
      Depreciation, amortization and write down and
      impairment                                          44,827       125,552       166,117        23,456
                                                        --------      --------      --------      --------
      Total operating expenses                           290,870       347,922       381,455        53,861
                                                        --------      --------      --------      --------
Operating income (loss)                                 (102,242)     (196,008)     (245,666)      (34,688)
                                                        --------      --------      --------      --------
Capital expenditure                                       58,941       140,618        17,471         2,467
                                                        --------      --------      --------      --------
Total assets                                             357,051       445,611       168,217        23,752
                                                        --------      --------      --------      --------

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 7.0822.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

24.   Subsequent events

      In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from DKK 49,667 ($7,012) to DKK 16,289 ($2,300). It has not been agreed what the minimum annual royalty payments are to be after December 31, 2003. The amendment states that the minimum annual royalty payments for the calendar years following 2003 shall be agreed by the Company and VeriSign no less than 60 days prior to the end of the calendar year 2003. It has been agreed with VeriSign that the annual fees will be reduced for 2004 and beyond.

      As a result of the amendment to the affiliate agreement with VeriSign, the accrued royalties and annual fees of DKK 12,833 payable to Verisign as of December 31, 2002 were reduced to DKK 2,833 in the first quarter of 2003 resulting in a corresponding decrease in cost of revenue in the first quarter of 2003.

      Due to negotiations with a lessor we ceased making leases payments in April 2003. The monthly lease obligation amount to DKK 309 and the total outstanding amount as of March 2003 was DKK 4,015. As a result we are technically in default of the terms of this lease contract. The Company have agreed with the lessor to commence payments again in September 2003.

      On May 28, 2003 the Company signed a private placement agreement with a potential investor. The terms of the agreement state that the Company can, at any time from the date of signature through May 28, 2004, demand that the potential investor suscribe to ordinary shares in the Company for a minimum value of DKK 15 million. The capital contribution is payable eight days after written request is made by the Company.