Form 20-F
period 2003-12-31
EUROTRUST A/S
filed 2004-05-12
CIK 1041457

As filed with the Securities and Exchange Commission on May 12, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                          Commission File No.: 0-30690

                                  EUROTRUST A/S
                                      f/k/a
                                 Euro909.com A/S
               (Exact name of Company as specified in its charter)

               EUROTRUST A/S                          THE KINGDOM OF DENMARK
(Translation of Company's name into English)      (Jurisdiction of incorporation
                                                          or organization)

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

Indicate  the  number  of  outstanding    Ordinary  shares  31,753,474
shares   of  each  of  the   Company's    American Depositary Shares: 4,389,538
classes of capital or common  stock as
of close of the period  covered by the
annual report (December 31, 2003):


        Indicate by check mark whether the Company (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          YES [X]              NO [ ]

        Indicate by check mark which financial statement item the Registrant has elected to follow

                      Item 17 [_]         Item 18 [X]

                                TABLE OF CONTENTS

                                                                            PAGE

EXCHANGE RATE INFORMATION......................................................3

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............4

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................4

ITEM 3.     KEY INFORMATION....................................................4

ITEM 4.     INFORMATION ON THE COMPANY........................................14

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................26

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................39

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................46

ITEM 8.     FINANCIAL INFORMATION.............................................48

ITEM 9.     THE OFFER AND LISTING.............................................49

ITEM 10.    ADDITIONAL INFORMATION............................................50

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........55

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............56

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................56

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS...............................................56

ITEM 15.    CONTROLS AND PROCEDURES...........................................56

ITEM 16.    RESERVED..........................................................56

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT..................................57

ITEM 16B.   CODE OF ETHICS....................................................57

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES............................57

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT...................58

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED.......58

ITEM 17.    FINANCIAL STATEMENTS..............................................58

ITEM 18.    FINANCIAL STATEMENTS..............................................58

ITEM 19.    EXHIBITS..........................................................59

SIGNATURES....................................................................60

                            EXCHANGE RATE INFORMATION

        In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2003 into U.S. dollars at an exchange rate of $1.00 = DKK 5.9576, which was the noon buying rate on December 31, 2003, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2003, or at any other rate.

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

ITEM 3.       KEY INFORMATION

A.      SELECTED FINANCIAL DATA

        The selected consolidated financial data presented below as of December 31, 1999, 2000, 2001, 2002 and 2003 and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

        Effective October 1, 2000, we changed our method of accounting for revenue recognition of domain name registration revenue in accordance with Staff Accounting Bulletin (SAB) No.101 (SAB 101), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. Under SAB 101, which was adopted retroactively to January 1, 2000, we recognized revenues ratably over the period the customer is provided access to the registry through our servers. Before SAB 101 became effective, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. On July 21, 2001, we sold our domain name registration service business, which was a part of our internet services segment, to VeriSign, Inc. ("VeriSign.") In December 2001 we sold our print and online media business; GAAP requires that the results of operations from a discontinued segment be segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 and 2002 reflect the fact that the print and online media business is treated as a discontinued operation. In addition, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1999 and 2000 were restated to reflect this fact.

        The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)

                                                                           YEAR ENDED DECEMBER 31,
                                                 1999          2000           2001           2002          2003          2003
                                               -------       --------       --------       --------       -------       -------
                                                 DKK           DKK            DKK            DKK            DKK           US$
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:

    Revenue .............................      109,548        188,628        151,914        135,789       166,411        27,933
    Total operating expenses ............      151,608        290,870        347,922        381,455       181,130        30,403
                                               -------       --------       --------       --------       -------       -------
    Operating loss ......................      (42,060)      (102,242)      (196,008)      (245,666)      (14,719)       (2,470)
                                               =======       ========       ========       ========       =======       =======
    Net (loss) income from
        continuing operations(2) ........      (41,866)      (101,384)        18,165       (277,348)       (8,930)       (1,500)
                                               =======       ========       ========       ========       =======       =======
    Net (loss) income from
        discontinued operations .........       (1,473)       (25,042)       (10,460)        (6,000)        2,600           436
                                               =======       ========       ========       ========       =======       =======
    Cumulative effect of change
        in accounting principle .........            0        (20,278)             0              0             0             0
                                               =======       ========       ========       ========       =======       =======

    Net (loss) income ...................      (43,339)      (146,704)         7,705       (283,348)       (6,330)       (1,064)
                                               =======       ========       ========       ========       =======       =======
    (Loss) Income from
        continuing operations per
        average common share, basic .....        (4.65)         (5.98)          0.75         (10.60)        (0.32)        (0.05)
                                               =======       ========       ========       ========       =======       =======
    (Loss) Income from
        discontinued operations per
        average common share, basic .....        (0.17)         (1.47)         (0.43)         (0.23)         0.09          0.01
                                               =======       ========       ========       ========       =======       =======
    Net (loss) income per average
        common share, basic .............        (4.82)         (8.65)          0.32         (10.83)        (0.23)        (0.04)
                                               =======       ========       ========       ========       =======       =======
    (Loss) Income from continuing
        operations per average
        common share, diluted ...........        (4.65)         (5.98)          0.73         (10.60)        (0.32)        (0.05)
                                               =======       ========       ========       ========       =======       =======
    (Loss) income from discontinued
        operations per average
        common share, diluted ...........        (0.17)         (1.47)         (0.42)         (0.23)         0.09          0.01
                                               =======       ========       ========       ========       =======       =======
    Net (loss) income per average
        common share diluted ............        (4.82)         (8.65)          0.31         (10.83)        (0.23)        (0.04)
                                               =======       ========       ========       ========       =======       =======
    Weighted average number of common
        shares outstanding, basic .......        8,997         16,968         24,185         26,162        28,025        28,025
                                               =======       ========       ========       ========       =======       =======
    Weighted average number of common
        shares outstanding diluted ......        8,997         16,968         24,745         26,162        28,025        28,025
                                               =======       ========       ========       ========       =======       =======


--------
(1) In June 2001, the FASB issued SFAS 142 fully effective for fiscal years beginning after December 15, 2001, which changed the accounting for goodwill from an amortization method to an impairment-only approach. We adopted the provisions of SFAS 142 effective January 1, 2002. If the standards of SFAS 142 had been in effect beginning January 1, 2000 then (i) for the year ended December 31, 2000 our net loss would have been DKK 142,431 and both our basic and diluted loss per common share would have been DKK 8.38; and (ii) for the year ended December 31, 2001 our net income would have been DKK 12,364, our basic income per common share would have been DKK 0.51 and our diluted income per common share would have been DKK 0.50.

(2) The loss from continuing operations for the year ended 1999 increased by DKK 93 thousand. This adjustment is due to our improper accounting treatment of a realized loss on investment securities.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)

                                                                           YEAR ENDED DECEMBER 31,
                                                 1999          2000           2001           2002          2003          2003
                                               -------       --------       --------       --------       -------       -------
                                                 DKK           DKK            DKK            DKK            DKK           US$
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTERNET SERVICES:
    Revenue                                     66,946         94,999         72,183         63,769        77,792        13,058
    Total operating expenses                   106,265        179,985        238,112        316,009        93,699        15,728
                                               -------       --------       --------       --------       -------       -------
    Operating loss                             (39,319)       (84,986)      (165,929)      (252,240)      (15,907)       (2,670)
                                               =======       ========       ========       ========       =======       =======

BROADCAST MEDIA:
    Revenue                                     13,544         83,005         79,731         72,020        88,619        14,875
    Total operating expenses                    16,360         94,156        109,810         65,446        87,431        14,676
                                               -------       --------       --------       --------       -------       -------
    Operating income (loss)                     (2,816)       (11,151)       (30,079)         6,574         1,188           199
                                               =======       ========       ========       ========       =======       =======

OTHER:
    Revenue                                     29,058         10,624              0              0             0             0
    Total operating expenses                    28,983         16,729              0              0             0             0
                                                             --------       --------       --------       -------       -------
    Operating (loss) income                         75         (6,105)             0              0             0             0
                                               =======       ========       ========       ========       =======       =======

DISCONTINUED OPERATIONS, NET LOSS:              (1,473)       (25,042)       (10,460)        (6,000)        2,600           436
                                               =======       ========       ========       ========       =======       =======

CONSOLIDATED BALANCE SHEET DATA:

                                                                           YEAR ENDED DECEMBER 31,
                                                 1999          2000           2001           2002          2003          2003
                                               -------       --------       --------       --------       -------       -------
                                                 DKK           DKK            DKK            DKK            DKK           US$
                                                                                (IN THOUSANDS)
    Total assets                               221,038        357,051        445,611        168,217       140,845        23,641
    Net assets                                 149,638        199,638        333,168         44,242        46,360         7,782
    Capital stock                               18,629         25,814         34,006         34,006        39,693         6,662
    Working capital (deficit)                   41,786         (6,009)       137,256         (4,280)      (35,674)       (5,988)
    Number of ordinary shares                   14,903         20,651         27,205         27,205        31,753        31,753

We have never paid any dividends on our ordinary shares.


EXCHANGE RATE INFORMATION

         The exchange rate on May 11, 2004 (the latest practicable date) was DKK
6.3038 per $1.00. The following table sets forth (i) the average exchange rate for the years 1999, 2000, 2001, 2002 and 2003 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                   AVERAGE
YEAR ENDED DECEMBER 31:
1999                               DKK 6.9763
2000                               DKK 8.0829
2001                               DKK 8.3619
2002                               DKK 7.8897
2003                               DKK 6.5899

MONTH ENDED:                                          HIGH            LOW

May 2004  (as of May 11, 2004)                        DKK 6.3038      DKK 6.1366
April 2004                                            DKK 6.2916      DKK 6.0437
March 2004                                            DKK 6.1438      DKK 5.9692
February 2004                                         DKK 6.0090      DKK 5.8104
January 2004                                          DKK 6.0198      DKK 5.8060
December 2003                                         DKK 6.2142      DKK 5.9554


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

        We incurred a net loss in each of the years ended December 31, 1999, 2000 and 2002 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2003 we had a net loss of DKK 6.33 million (approximately $1.1 million) and an operating loss of DKK 14.72 million (approximately $2.5 million). As of December 31, 2003, we had an accumulated deficit of DKK 515.84 million (approximately $86.6 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

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

    o a change in television viewer preferences if we are unsuccessful in addressing those changes in our programming; and

    o   the non-renewal of our contract with TeleDanmark Kabel.

    o   the non-renewal of our contract with Canal Digital A/S

    o   the continued interest in televising live sporting events in Scandanavia

    o   the pace at which new television programming is produced in Scandinavia;

    o   customer renewal rates for our products and services;

    o our success in cross marketing our products and services to our existing customers and to new customers;

    o   developing our direct and indirect distribution channels;

    o a decrease in the level of spending for Internet virus detection products and services by our existing customers;

    o   our ability to expand our operations;

    o our success in assimilating the operations and personnel of any acquired businesses;

    o the impact of price changes in our products and services or those of our competitors;

    o general economic conditions and economic conditions specific to the television programming production or Internet services industry;

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

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND IN THE BUSINESS OF PROVIDING INTERNET VIRUS DETECTION PRODUCTS AND SERVICES AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

        Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. Our current business primarily consists of our media division which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision and our Internet services division. We have only a limited operating history in these businesses on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development.

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

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

        Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. If we are unable to renew either agreement the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

        As of May 10, 2004 we have eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

THE SUCCESS OF OUR VIRUS DETECTION BUSINESS DEPENDS LARGELY ON THE LEVEL OF MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

        The market for Internet virus detection products and services is relatively new and rapidly evolving. As a result, the future demand for our products and services is uncertain. Even if the market for electronic commerce and online communications grows, we cannot assure you that our products and services will become widely accepted. If this market fails to grow, our business and results from operations may be adversely affected.

OUR VIRUS DETECTION BUSINESS FACES SIGNIFICANT COMPETITION FROM COMPETITORS WHICH ARE MUCH LARGER THAN WE ARE AND HAVE LONGER OPERATING HISTORIES, LARGER CLIENT BASES, GREATER BRAND OR NAME RECOGNITION AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING AND PUBLIC RELATIONS RESOURCES THAN WE HAVE.

        The market for virus detection products is intensely competitive and we expect this competition to continue for the foreseeable future. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our virus detection products and services to achieve or maintain market acceptance, any of which could harm our business.

OUR RESULTS FROM OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE ARE NOT ABLE TO ESTABLISH A BRAND IDENTITY

        We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

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

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

        Currently, our operations focus on the Scandinavian, markets. In addition to the uncertainty as to our ability to successfully expand our Scandinavian presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

        Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, our Chief Executive Officer, and Soren Degn, our Chief Financial Officer. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

        A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

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

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

        Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq SmallCap Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

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

WE HAVE NEVER PAID A DIVIDEND NOR DO WE ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

        We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth or to implement shareholder-approved repurchases of our stock. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.


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

        Until  December 2001,  our business  operated in three  distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. During 2003 we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. On April 1, 2004 we sold our PKI services business to VeriSign, Inc.("VeriSign.")

        As a result of these various transactions, subsequent to April 1, 2004 our business consists of two distinct divisions:

        Our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia; and

        Our internet services division which markets virus detection software and services under our "Virus 112" brand name and also monitors the royalty payments which we receive in connection with the sale of our secure hosting and remote back-up services businesses.

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

        In response to this changing market, in 1998 we changed our focus and concentrated on providing small- and medium-sized businesses, and to a lesser extent, consumers, with the tools to effectively use the Internet as a communications, information and commercial medium. As a result of our agreement with WorldCom GmbH, we were already offering Internet access services. Through a series of acquisitions, our Internet services business eventually grew to include domain name registration services, web hosting services, online security services and online intellectual property rights services. Our products and services provided the critical web identity, authentication and transactional infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications. Our products and services supported businesses and consumers from the moment they first established an Internet presence through the entire life-cycle of e-commerce activities. The typical initial introduction of our products and services to our customers was through domain name registration. As our customers' businesses grew and Internet strategies developed, we provided additional support and tools, from web site hosting to placing targeted advertising within our print and electronic media.

        At the same time that we were building our Internet services business, we were also building our broadcast and media businesses. In 1999 we acquired two television channels, dk4 and Bio+, and a group of teen magazines and related web sites, known as the Chili group. As a result of our strategic decision to focus on providing Internet infrastructure services, in 2001 we sold our print and online media business and consolidated our broadcast business into one television channel.

        In November 2000, we entered into an international affiliate agreement with VeriSign, a leading provider of Internet infrastructure products and services. Under this agreement we became a VeriSign. affiliate for the purpose of distributing various VeriSign products and services in Scandinavia and other specified west European countries.

        The following is a list of acquisitions made to date since January 2001 in connection with expanding our Internet services business:

    o As of January 1, 2001, we acquired 40% of GBS A/S, a consulting company in Denmark. During 2002 we sold 30 % of the shares in GBS A/S. The sales price was DKK one thousand in cash;

    o As of June 30, 2001, we acquired the remaining 49% of Netname Solutions.com GmbH, a German company offering internet services. This business was included in the domain name registration service business we sold to VeriSign in July 2001;

    o As of August 31, 2001, we acquired 85% of WISEhouse Denmark A/S, a Danish remote data backup and storage service provider. Subsequently, on December 31, 2002, we purchased the remaining 15% and changed its name to "EuroTrust NetVaulting A/S". In November 2003, we sold all the assets of EuroTrust NetVaulting A/S;

    o As of November 30, 2001, we acquired E!novasion Denmark A/S, a web hosting and development company. We sold this business in January 2004;

    o As of January 1, 2002, we combined our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, our secure web hosting subsidiary, in which we have 75% ownership interest. In December 2003, we divested all of our ownership interest in this subsidiary;

    o As of January 21, 2002, we acquired 67% and subsequently the remaining 33% of Alphasys SAS, a Paris based e-security firm. Subsequently, we changed the name of Alphasys SAS to "EuroTrust France SAS." We sold this business in December 2003;

    o As of March 11, 2002, we acquired 1.53% of WISeKey SA, a Switzerland based e-security firm; and

    o As of March 20, 2002, we acquired 10% of Excelsa Spa, an Italian Internet-based video surveillance company along with exclusive rights to market Excelsa's security system in Denmark, Sweden, Norway and Finland.


B.      BUSINESS OVERVIEW

        Our objective is to become a leading provider of television production facilities for live events in the Northern European market and to expand our offering of quality content on our dk4 broadcast station as well as to expand our offering of virus detection products and services with our Virus112 brand name.

        MEDIA

        For most of 2001 we operated two television channels, dk4 and Bio+. Both channels were carried by TDC on Cable, formerly known as TeleDanmark, Denmark's largest cable operator. In October 2001 we consolidated the programming of both channels into dk4, and expanded its programming by covering European Union parliament sessions and joining the Pan-European Parliament TV network. This decision was a result of the fact that the agreement with TDC to broadcast dk4 was extended through March 31, 2004 and Bio+ was not. Also in 2001, we entered into two new distribution agreements and a new programming agreement for dk4. Specifically, we entered into distribution agreements with the Scandinavian cable operator Telenord Vision and with the Danish digital satellite television service provider Canal Digital A/S. Telenord and Canal have approximately 800,000 subscribers. In December 2003, we entered into a new four-year agreement with Canal for the continued distribution of dk4 programming on their digital satellite television network extending our relationship to December 31, 2007. In March 2004 we entered into a new agreement with TDC on Cable extending our relation to December 31, 2006. In addition, in December 2003 we reacquired the remaining 15% minority interest in our broadcast business that we had previously sold to Parken Sport and Entertainment A/S for DKK 12 million in December 2001.

                DK4

        We acquired dk4 in October 1999. As of December 31, 2002, approximately 33% of all households in Denmark had access to dk4. In 2001, dk4 launched its revised Internet platform. The homepage contains live video streaming, enabling subscribers to watch part of dk4's broadcasts live over the Internet.

        dk4's principal programs are in the areas of culture, education, sports and politics:

            o POLITICS. dk4 broadcasts proceedings of the Danish Parliament, including debates and selected expert hearings. During 2002, dk4 offered more than 50 programs on the European Union, among these roundtable discussions and presentation of Members of Parliament, including the former and the present President of the European Parliament plus selected Members of the European Commission. In 2001, dk4 was acknowledged as a European Channel by the European Parliament and joined the discussion forum for Parliamentary Channels in the European Union ("EU"). In 2003, dk4 has continued to focus on broadcasting programming from the EU. In conjunction with the European Parliament, dk4 produced an educational video for Danish high schools on "Model European Parliament" (a multicultural conference for young people on the inner workings of the EU).

            o SPORTS. Beginning in 2002, dk4 offered a number of niche sports programs.

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

                PRIME VISION

        In October 1999, dk4 acquired Prime Vision, or PV, a production company. PV assists others in broadcasting live events and also produces original programs for dk4 as well as for other television channels. PV owns and operates eight large mobile vans used in the broadcasting of live events and for the production of original television programming. These vans include all of the necessary equipment required for these productions, including cameras and sound equipment. PV employs the technicians such as cameramen and sound engineers who are expert in the appropriate operation of the equipment. Therefore, PV can offer a complete package of production equipment and personnel to broadcasters who broadcast live events and to companies who produce original programming. One of our primary objectives is for PV to become the leading production facility house in Scandinavia. By the end of 2003 PV was among the three leading production companies in Denmark and has been employed as a production company for the Danish Premier Soccer League and a number of other sports productions.

                BIO+

        We acquired Bio+ in September 1999. As a result of a strategic alliance with Fox Kids Europe in January 2000, we repackaged and relaunched the channel. As repackaged, Bio+'s primary offering was Danish movies. In October 2001, we combined the operations of Bio+ with those of dk4.


        INTERNET PRODUCTS AND SERVICES

                INTERNET INFRASTRUCTURE PRODUCTS AND SERVICES

        VIRUS SURVEILLANCE/DETECTION/SUPPORT, SECURITY PENETRATION TESTING/ANALYSIS. Gartner research indicates that the IT security-consulting sector represents the largest share of the Western European IT security market. To address this sector, we currently offer the Scandinavian business community an array of virus detection products and services marketed under our Virus 112 brand name. Through our wholly-owned subsidiary, EuroTrust Virus112 A/S ("Virus112"), we offer a suite of IT security consulting services including sophisticated virus detection software, IT security support, security gap penetration assessments and system vulnerability testing to more than 2,000 businesses in Denmark and Norway. Offered on a subscription basis, Virus112's Early Warning System scans the Internet for potential threats and immediately notifies its clients via fax, email and text messaging of any potential outbreaks, minimizing the risk of potential infections. In September 2001, Virus112 expanded its business by offering IT security consulting services that emphasize risk assessment and penetration testing services. In October 2002, Virus112 expanded its product offerings by adding the following:

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


        During 2003, we also offered our customers a number of other internet security products, including PKI services, secure hosting, digital video surveillance and secure remote backup services. In December 2003, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

        In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. Under our Affiliate Agreement with VeriSign, as amended, we provide(d) the following VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland:

        PUBLIC KEY INFRASTRUCTURE (PKI) SERVICES. PKI services, as well as digital signatures and certificates, enable both companies and private individuals to encrypt their online communications and ensure confidentiality. Until our sale of this business to Verisign effective April 1, 2004, we sold PKI services under the VeriSign Managed PKI Service (MPKI) and VeriSign Go Secure! brands, and tailored them to meet the specific needs of enterprises that wished to issue digital certificates to employees, customers, citizens or trading partners.

                MPKI - MANAGED PKI-SOLUTIONS. MPKI is a managed service that allows an organization to use our data processing infrastructure to develop and deploy customized digital certificate services for use by employees, customers and business partners. MPKI can be used to provide digital certificates for a variety of applications, including: controlling access to sensitive data and account information, enabling digitally-signed e-mail, encryption of e-mail, or SSL sessions. MPKI services can help customers create an online electronic trading community, manage supply chain interaction and facilitate and protect online credit card transactions.

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

        WEB SERVER DIGITAL CERTIFICATE SERVICES. Digital certificates are electronic credentials that identify parties online, enabling encrypted online communications and legally binding, valid digital signatures for online transactions in e-commerce, financial services, supply-chain management, Virtual Private Networks, and wireless and mobile commerce environments. Until April 2004, we offered a family of web server certificate services that allows organizations to implement and operate secure websites that utilize the Secure Sockets Layer, or SSL protocol or the Wireless Transport Layer Security, or WTLS, protocol to establish their identities to customers and other websites during electronic commerce transactions and communications over wired or wireless internet protocol, or IP, networks. Without a digital certificate installed on the website server the SSL and WTLS protocols cannot be utilized. Given that we host more web sites on servers in our data center than any other company in Denmark, we expect to take advantage of the current growth trend for server security. Digital Ids can easily be created for customers and suppliers through the MPKI administration solution.

        APPLICATION ACCELERATION SERVICES. These are rapid deployment services that secure information passed over applications such as Microsoft Exchange, SAP and Virtual Private Networks (VPN) for e-commerce.

        CONTENT SIGNING CERTIFICATES. In addition to Web Server Digital Certificate services, until April 2004 we offered content signing certificates. Content signing digital certificates enable developers, content providers, publishers and vendors to digitally sign their content in order to authenticate the source and provide assurance of the integrity of the content delivered to end-users.

        To expand and complement the services described above, our professional services group, which includes experts in digital certificate architecture and application integration, was staffed to provide a variety of design, development and implementation services. These services included integrating with existing applications and databases, consulting on policies and procedures related to the management and deployment of digital certificates, training classes on the latest developments in security technology and selecting the necessary software and hardware to complement a digital certificate solution.

        As a result of an independent examination of our PKI processing center in Copenhagen, we received the prestigious WebTrust Seal of Assurance from KPMG. The WebTrust seal, which is displayed on all of our web sites, indicates that we have complied with the business standards prescribed by the American Institute of Certified Public Accountants and the Canadian Institute of Chartered Accountants concerning the issuance of digital certificates by certification authorities and adopted by several European countries including Denmark.

        REMOTE DATA BACKUP SERVICES. We provided remote data backup services to more than 300 European businesses through EuroTrust NetVaulting A/S (formerly known as WISEhouse Denmark A/S), a wholly-owned subsidiary of EuroTrust. Remote backup services protect the data found on company servers from the threat of fire, hardware failure, natural disasters, theft and viruses. The backup technology is based on IBM's Tivoli Storage Manager software.

        SECURE HOSTING. We provided secure web hosting services to more than 11,000 customers in Denmark, Sweden and Norway through EuroTrust Secure Hosting A/S ("Hosting"). Hosting was created in January 2002 as a result of the combination of our Digiweb activity with DHT Hosting ApS, a Danish automated hosting company.

        Our hosting services were based in our secure Internet data center in Soeborg, Denmark. The center, designed with a wide range of physical security features, including state-of-the-art smoke detection and fire suppression systems, 24x7 secured access and video camera surveillance, as well as security breach alarms, is capable of housing more than 1,500 servers and delivers one of the strongest high-availability bandwidth capacities in Europe.

        REAL TIME SECURITY. Through EuroTrust RealTime Security A/S, we offered a full service digital video security system, which provided real-time video monitoring and remote storage of the recording via a high speed Internet connection to a central storage location. This system was able to provide customers with the benefits of a complete video surveillance system without the need to purchase and maintain costly video surveillance hardware required by most traditional Closed Circuit Television ("CCTV") monitoring systems. The system included, among other features, the following:

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

                The decision to sell our domain name registration business in 2001 was based on a number of factors. Principally, we believed that a significant percentage of European businesses and consumers are not yet on the Internet. Moreover, we believed that a large percentage of our domain name registration customers did not have an Internet web site or connection at the time they were contacted by our telemarketing department. Accordingly, we would have had to make significant expenditures of working capital to continue to grow this sector of our business, and we were not willing to make that commitment.

                WEB SITE DESIGN SERVICES.

                In 1998, we began offering web site design services. Most of the web design customers were small- and medium-sized companies, which constituted our historical customer base. Depending on customer needs, we were able to provide simple web design services by merely converting basic information the customer provides to us into HTML format and creating or updating the web site, or we could be involved in more elaborate consulting on design, layout and content of a customer's web sites. An ancillary service that we also offered our customers was the ability to update all the major search engines on the Internet once a customer's web site had been created or updated so that appropriate user searches using these search engines will find these web sites. We charged fees for our web site design services based upon the complexity of the site and the amount of original material and design work our staff was asked to create. In addition, we offered customers reliable hosting services, both at the UUNET site and at the Digiweb site. We also had the capability to transfer hosting accounts from the UUNET site to the Digiweb site, while providing, what we believe to be, a comparable quality of service. In connection with our strategy to focus on Internet infrastructure products and services we decided to cease the operation of our Web Site Design Services business in 2001.

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

DISTRIBUTION OF SALES

        The following tables set out our revenues by category and region for each of the years ended December 31, 2001, 2002 and 2003.

BREAKDOWN OF REVENUES BY CATEGORY(1)

                              2001                        2002                        2003                        2003
                        ------------------          ------------------          ------------------         ------------------
                        DKK        PERCENTAGE       DKK       PERCENTAGE        DKK       PERCENTAGE        US$       PERCENTAGE
                     ---------     ----------    ---------    ----------     ---------    ----------     ---------    ----------
                                                         (CURRENCY AMOUNTS ARE IN THOUSANDS)
Internet services      72,183           48%        63,769           47%        77,792           47%        13,058           47%
Broadcasting           79,731           52%        72,020           53%        88,619           53%        14,875           53%

                     ---------     ---------     ---------     ---------     ---------     ---------     ---------     ---------
                      151,914          100%       135,789          100%       166,411          100%        27,933          100%
                     ---------     ---------     ---------     ---------     ---------     ---------     ---------     ---------

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET(1)

                          2001                   2002                         2003
                       DKK        %          DKK        %           DKK          %        USD
Denmark (1)            100,016   66%         110,992   82%           133,397    80%        22,391
Norway                  19,117   13%           4,967    4%             8,278    5%          1,389
Sweden                  29,703   20%           2,874    2%             7,736    5%          1,299
France                   2,310   2%            9,636    7%             5,770    3%            969
Finland                      0   0%            2,763    2%             4,718    3%            792
Austria                      0   0%            1,884    1%             1,593    1%            267
Switzerland                  0   0%            2,673    2%             4,563    3%            766
Other                      768   1%                0    0%               356    0%             60
                   --------------------  --------------------- -----------------------------------
                       151,914  100%         135,789   100%          166,411   100%        27,933
                   --------------------  --------------------- -----------------------------------

(1) The amount for 2001 do not include revenues from the print and online media business because that business was sold in 2001 and is reflected as loss from discontinued operations.

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

        INTERNET SERVICES

        Companies with Internet expertise are current or potential competitors to our virus detection products and services. These companies include systems integrators and consulting firms, such as IBM Global Services. Instead of competing against these companies, our strategy is to create beneficial partnerships urging them to use and sell our virus detection products and services.

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

GOVERNMENT REGULATION

        Our broadcast station dk4 has been granted a license by the Danish Board of Satellite and Cable. Our license obligates us to carry a certain mix of programs I.E. no more than a certain percentage of our programs can be sports, news, commercials, etc. If we change our program profile, we must advise the Danish Board of Satellite and Cable. We believe that we are currently in compliance with all of our license requirements.

SALES AND MARKETING

        We market our dk4 television broadcast station through local advertising sponsorships and participations in cable operator and cable organization symposiums and direct marketing to individual cable operators. Our market is dominated by three large operators that represent more than 80% of our potential viewers. dk4 is currently carried by two of those operators.

        Prime Vision produces programming for a large array of distributors of content in the Scandinavian market. We market the Prime Vision services through word of mouth from satisfied clients as well as from the publicity we receive as the Company responsible for the production of many important sporting events like soccer, basketball and boxing. Prime Vision has established a well known reputation in broadcasting of live sporting events and is involved in producing major sports events for large TV channels in Denmark and Sweden. We also produce content for large channels like DR, TV2, Viasat in Denmark, and SR, Canal Digital and Viasat in Sweden, which is helpful for marketing the capability of Prime Vision.

        We market our products and services throughout Scandinavia through multiple distribution channels, including the Internet, direct sales, telesales, value added resellers and systems integrators. Our sales teams build upon our existing customer relationships by contacting clients about security offerings on an ongoing basis and periodically selling them other complementary security products. We have found that satisfied customers of one or more of our services will likely become repeat customers for additional products or services and may recommend our services to other potential customers.

        Our  customers  typically  represent   organizations  in  the  following
sectors:  government,   travel,   banking/finance,   professional  services  and
consulting, telecommunication, and other technology companies.


C.      ORGANIZATIONAL STRUCTURE OF THE COMPANY

        The following is a list of our significant subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries.

                                                COUNTRY OF        INTEREST
    SUBSIDIARY                                 INCORPORATION     OWNERSHIP

    Euro909.dk A/S                                Denmark          100.0%
    EuroTrust PKI Services A/S        (1)         Denmark          100.0%
    EuroTrust Virus112 A/S            (2)         Denmark          100.0%
    EuroTrust NetVaulting A/S                     Denmark          100.0%
    EuroTrust Secure Hosting A/S                  Denmark          100.0%
    Europe Visions A/S                (3)         Denmark          100.0%
    EuroTrust E-Security SARL                   Switzerland        100.0%


----------

    (1) Formerly known as EuroTrust Denmark A/S.
    (2) Formerly known as Virus112.com A/S.
    (3) Formerly known as Euro909Media A/S


        PROPERTY, PLANT AND EQUIPMENT

        Our executive offices are located in Soeborg, Denmark, where we own facilities which comprise 1,554 square meters of floor space and also, house our Danish operations. As of April 1, 2004 we sublet approx. 600 square meters of office space in Soeborg to VeriSign.

        For our broadcasting media operations, we lease 2,233 square meters in Copenhagen, Denmark and 1,152 square meters in Aarhus, Denmark.

        For our Internet services operations we lease the following:

    (i) 780 square meters of floor space in Aarhus, Denmark, for our remote data backup subsidiary, EuroTrust Net Vaulting; ending February 2005

        The total aggregate annual lease costs were approximately DKK 3,200,000 for 2003. The operating leases are cancelable by both parties through various times between six and thirty-seven months. We believe that the current facilities for our broadcasting media operations and our Danish activities, including our Internet data center, will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

        OVERVIEW

        Until  December 2001,  our business  operated in three  distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. In December 2003, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

        We believe that our products and services, together with our reputation as a customer-service oriented company, provide us with competitive advantages. However, we cannot assure you that we will successfully implement our business strategy.


CRITICAL ACCOUNTING POLICIES

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

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

        In fourth quarter of 2002, we determined that the decline in value of certain of our non-public equity investments was other-than-temporary and recorded write-downs of these investments totalling DKK 19.1 million. No write-downs were made in the year ended December 31, 2003.

        VALUATION OF LONG-LIVED ASSETS

        Our long-lived assets totaled DKK 56.4 million, as of December 31, 2003, which consist primarily of rights, other intangible assets and property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

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

        We recorded an impairment charge of approximately DKK 74.0 million in the year ended December 31, 2002 and no impairment charge in the year ended December 31, 2003.

        GOODWILL

        We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At December 31, 2003, we had DKK 23.94 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

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

        In the fourth quarter of 2002, we recorded a goodwill impairment charge of approximately DKK 65.3 million in the internet services segment. For the year ended December 31, 2003, base on our annual impairment assessment of goodwill, there were no impairment charges.

        INVENTORIES

        The inventory principally consists of 38,000 IBM Tivoli licenses relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

        Management must make estimates about the future customer demand for IBM Tivoli licenses when establishing the appropriate loss provisions for inventory. When making these estimates, we consider general economic conditions and historical sales of licenses, the market acceptance of the current generation of licenses, the available market for these products and expected sales prices for the licenses. These judgments must be made in the context of our customers' shifting technology needs. A misinterpretation or misunderstanding of any of these conditions could result in significant changes to the provisions determined to be appropriate as of the balance sheet date.

        We recorded an inventory loss provision related to our IBM Tivoli licenses, of DKK 21,651 in 2002. During 2003 we received a credit of DKK 3,367 recorded as a reduction to cost of sales for the return of 7,000 IBM Tivoli licenses and no provision was made in 2003. As a result, our inventory at December 31, 2003 was only approximately $21,000, an amount which we believe minimizes risks of future material inventory loss.

        TAX ASSET VALUATION

        We currently have deferred tax assets resulting from net operating loss carry forwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets when necessary to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

    o future earnings potential determined through the use of internal forecasts;

    o   cumulative losses in recent years;

    o   history of loss carry forwards and other tax assets expiring;

    o   the carry forward period associated with the deferred tax assets; and

    o the nature of the income that can be used to realize the deferred tax asset.

        If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Our gross tax assets and valuation allowances were DKK 132.6 million and DKK 130.2 million respectively, as of December 31, 2003, resulting in a net deferred tax asset of DKK 2.4 million.

        See Note 14 to our financial statements for further details regarding this deferred tax asset.

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

        CONSOLIDATED RESULTS

        YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

        Revenue for the year ended December 31, 2003 was DKK 166.4 million, a increase of DKK 30.6 million, or 23%, compared to revenue of DKK 135.8 million for the year ended December 31, 2002. The table below compares revenue for both years on a segment-by-segment basis.

                                           REVENUE        AMOUNT OF   PERCENTAGE
                                                           INCREASE    INCREASE
                                       2003       2002    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                              (IN THOUSANDS OF DKK)
Internet services                     77,792     63,769     14,023        22.0%
Broadcast media                       88,619     72,020     16,599        23.0%
TOTAL                                166,411    135,789     30,622        22.6%

        Both the Internet services segment and the broadcast media segment showed an increase in revenues. The increase in revenue in our Internet services segment is attributable to the maturity of our offering of SSL-certificates in the markets in which we offer our products. The fact the deferred revenue increased significantly in 2002, the first year of full operation of the sale of SSL-certificates had a positive effect on revenue for 2003. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

        Total  operating  expenses for the year ended December 31, 2003 were DKK
181.1 million, a decrease of DKK 200.4 million, or 53%, from the total operating expenses of DKK 381.5 million for the year ended December 31, 2002. This decrease resulted primarily from a decrease in amortization and write downs and goodwill impairment. The table below shows our operating expenses by category on a segment-by segment basis.

                                        COST OF SALES     AMOUNT OF   PERCENTAGE
                                                           INCREASE    INCREASE
                                       2003       2002    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     24,170     55,484    (31,314)      (56.4%)
Internet services, related parties     4,204     24,988    (20,784)      (83.2%)
Broadcast media                       58,045     40,534     17,511        43.2%
Broadcast media, related parties           0          0          0           0
                                     -------    -------    -------     -------
TOTAL                                 86,419    121,006    (34,587)      (28.6%)


                                         SELLING AND      AMOUNT OF   PERCENTAGE
                                          MARKETING        INCREASE    INCREASE
                                       2003       2002    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     32,622     38,391     (5,769)      (15.0%)
Internet services, related parties     1,074        908        166        18.3%
Broadcast media                       12,085     10,150      1,935        19.1%
Broadcast media, related parties           0          0          0           0
                                     -------    -------    -------     -------
TOTAL                                 45,781     49,449     (3,668)       (7.4%)

                                         GENERAL AND      AMOUNT OF   PERCENTAGE
                                       ADMINISTRATIVE      INCREASE    INCREASE
                                       2003       2002    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     27,658     33,834     (6,176)      (18.3%)
Internet services, related parties       418      1,115       (697)      (62.5%)
Broadcast media                       12,537      9,934      2,603        26.2%
Broadcast media, related parties           0          0          0           0
                                     -------    -------    -------     -------
TOTAL                                 40,613     44,883     (4,270)        9.5%


                                        DEPRECIATION
                                      AMORTIZATION AND
                                       WRITE DOWN AND     AMOUNT OF   PERCENTAGE
                                     GOODWILL IMPAIRMENT   INCREASE    INCREASE
                                       2003       2002    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                      3,553    161,289    (157,736)     (97.8%)
Broadcast media                        4,764      4,828         (64)      (1.3%)
                                     -------    -------    --------     -------
TOTAL                                  8,317    166,117    (157,800)     (95.0%)

        In our Internet services segment the operating expenses generally decreased due to a significant cost reduction in cost of sales and significant reductions in cost of staff related to the sales of Enterprise solutions and general administrative costs and our continued focus on lowering expenses generally.

        In our broadcast media segment operating expenses generally increased due to the increase in production facilities and the increase in expenses related to the growth in Prime Vision as well as the increase of new subscribers to dk4 and the related variable costs related to the increase number of subscribers and our increased focus on further developing and enhancing our broadcast media business.

        For the year ended December 31, 2003, the gross profit for our Internet services segment was DKK 49.4 million, or a margin of 63.5% of segment revenues. For the year ended December 31, 2002, the gross loss for our Internet services business was DKK (16.7) million, or a margin of (26.2%) of segment revenues. This increase in gross profit margin is mainly attributable to the increase in revenue of SSL-certificates and lower costs related to the balance between actual revenue and the minimum sell through commitments to VeriSign and the fact that the gross profit margin for 2002 was reduced by the additional expenses of DKK 10 million, attributable to annual fee and minimum sell through guarantees to VeriSign and DKK 21.7 million, attributable to our write down of the value of our IBM Tivoli licenses, both of which are included in the cost of sales for 2002. The DKK 10 million expense was reversed in 2003 reducing the cost of sales.

        In the case of our broadcast media segment, the gross profit for 2003 was DKK 30.6 million, or 34.5% of segment revenues while the gross profit margin for 2002 was DKK 31.5 million, or 43.7% of segment revenues. This decrease is primarily attributable to the increase in cost resulting from our increased focus on further developing and enhancing our broadcast media business.

        For the year ended December 31, 2003 our operating loss decreased by DKK
231.0 million to DKK 14.7 million compared to a loss of DKK 245.7 million for the year ended December 31, 2002.

        The operating loss for our Internet  services  segment  decreased by DKK
236.3 million to DKK 15.9 million compared to a loss of DKK 252.2 million for the year ended December 31, 2002. This decrease is primarily attributable to the decrease in the write down of goodwill and other assets. In the Internet services segment, we depreciated and wrote down approximately DKK 3.5 million for the year ended December 31, 2003 compared to DKK 161.3 million for the year ended December 31, 2002.

        The operating  income for our broadcast  media segment  decreased to DKK
1.2 million compared to an operating income of DKK 6.6 million for the year ended December 31, 2002. This decrease is attributable to the increase in operating expenses due to our increased focus on further developing and enhancing our broadcast media business..

        For 2003, we had interest income of DKK 0.2 million and interest expense of DKK 1.7 million. For 2002, interest income was DKK 1.9 million and interest expense was DKK 1.1 million. The reduction in interest income in 2003 reflects our lower cash balances during the year due to increased capital expenditures. The increase in interest expense in 2003 reflects an increase in our borrowings during the year.

        For 2003, we had a net foreign exchange (loss/increase) of DKK 1.9 million compared to a net loss of DKK 5.3 million in 2002. The increase is mainly due to the adverse developments in the US dollar exchange rate in 2002.

        For 2003, we did not write down any long term investments compared to a write down of DKK 19.1 million for 2002. Based on our review of the valuation of investments made at December 31, 2003, we did not believe that a write down of any of our investments were necessary at that date.

        Our net loss for the year ended December 31, 2003 was DKK 6.3 million compared to a net loss of DKK 283.3 million for the year ended December 31, 2002. The decrease in our net loss of DKK 277 million is primarily attributable to the decrease in the write down of goodwill.

        YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

        Revenue for the year ended December 31, 2002 was DKK 135.8 million, a decrease of DKK 16.1 million, or 10.6%, compared to revenue of DKK 151.9 million for the year ended December 31, 2001. The table below compares revenue for both years on a segment-by-segment basis.

                                           REVENUE        AMOUNT OF   PERCENTAGE
                                                           INCREASE    INCREASE
                                       2002       2001    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     63,769     72,183     (8,414)      (11.7%)
Broadcast media                       72,020     79,731     (7,711)       (9.7%)
TOTAL                                135,789    151,914    (16,125)      (10.6%)

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

        Total  operating  expenses for the year ended December 31, 2002 were DKK
381.5 million, an increase of DKK 33.6 million, or 9.7%, from the total operating expenses of DKK 347.9 million for the year ended December 31, 2001. This increase resulted primarily from an increase in amortization and write downs mainly related to a write down of VeriSign rights and goodwill impairment in our trusted Internet infrastructure services business, offset by the elimination of the operating expenses associated with both the operations of the domain name registration business and our Bio+ television channel. The table below shows our operating expenses by category on a segment-by segment basis.

                                        COST OF SALES     AMOUNT OF   PERCENTAGE
                                                           INCREASE    INCREASE
                                       2002       2001    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     55,484     34,526     20,958        60.7%
Internet services, related parties    24,988      7,376     17,612       238.8%
Broadcast media                       40,534     55,710    (15,176)      (27.2%)
Broadcast media, related parties           0          0          0         0.0%
                                     -------    -------    -------     -------
TOTAL                                121,006     97,612     23,394        24.0%


                                         SELLING AND      AMOUNT OF   PERCENTAGE
                                          MARKETING        INCREASE    INCREASE
                                       2002       2001    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     38,391     57,690    (19,299)      (33.5%)
Internet services, related parties       908      1,436       (528)      (36.8%)
Broadcast media                       10,150      8,980      1,170        13.0%
Broadcast media, related parties           0          0          0         0.0%
                                     -------    -------    -------     -------
TOTAL                                 49,449     68,106    (18,657)      (27.4%)


                                         GENERAL AND      AMOUNT OF   PERCENTAGE
                                       ADMINISTRATIVE      INCREASE    INCREASE
                                       2002       2001    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                     33,834     45,429    (11,595)      (25.5%)
Internet services, related parties     1,115      1,083         32         3.0%
Broadcast media                        9,934     10,140       (206)       (2.0)%
Broadcast media, related parties           0          0          0         0.0%
                                     -------    -------    -------     -------
TOTAL                                 44,883     56,652    (11,769)      (20.8%)

                                        DEPRECIATION
                                      AMORTIZATION AND
                                       WRITE DOWN AND     AMOUNT OF   PERCENTAGE
                                     GOODWILL IMPAIRMENT   INCREASE    INCREASE
                                       2002       2001    (DECREASE)  (DECREASE)
                                     -------    -------    --------    --------
                                               (IN THOUSANDS OF DKK)
Internet services                    161,289     90,572     70,717        78.1%
Broadcast media                        4,828     34,980    (30,152)      (86.2%)
                                     -------    -------    -------     -------
TOTAL                                166,117    125,552     40,565        32.3%

        The increase in cost of sales for our Internet services revenues is primarily attributable to the additional incremental expenditure associated with the increase in sales of trusted internet Infrastructure services during 2002 including the additional expenses of DKK 10 million, attributable to annual fee and minimum sell through guarantees to VeriSign and DKK 21.7 million, attributable to our write down of the value of our IBM Tivoli licenses, both of which are included in the cost of sales for 2002. As a result of the successful renegotiation of the Affiliate Agreement with VeriSign, in February 2003, pursuant to which, among other items, they agreed to waive their rights under the annual fee and minimum sell through guarantees for 2002. Accordingly, our cost of sales in the first quarter of 2003 were reduced by DKK 10 million.

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

        In our broadcast media segment, cost of sales, general and administrative expenses, depreciation, amortization and write-down and goodwill impairment expenses decreased due to the fact that we consolidated all of our television programming into a single television channel, dk4. For the year ended December 31, 2002, the aggregate depreciation, amortization and write-down and goodwill impairment expenses decreased, approximately DKK 30.2 million, to DKK
4.8 million as compared to the same period in the prior year. This decrease is due to our write down of a significant portion of the goodwill attributable to the acquisition of our broadcasting business as a result of the closing of Bio+ in 2001 and the consolidation of its operations with that of dk4.

        For the year ended December 31, 2002, the gross loss for our Internet services segment was DKK (16.7) million, or a margin of (26.2)% of segment revenues. For the year ended December 31, 2001, the gross profit for our Internet services business was DKK 30.3 million, or a margin of 42.0% of segment revenues. This decrease in gross profit margin is mainly attributable to the fact that the gross profit margin on the domain name registration business which is included in 2001 results for a six month period are substantially higher than the gross profit margin on our trusted Internet infrastructure services business. We expect the gross profit margin to increase with time as the business of providing trusted Internet infrastructure services mature.
Furthermore, the gross profit margin for 2002 was further reduced by the additional expenses of DKK 10 million, attributable to annual fee and minimum sell through guarantees to VeriSign, and DKK 21.7 million, attributable to our write down of the value of our IBM Tivoli licenses, both of which are included in the cost of sales for 2002. As a result of the successful renegotiation of the Affiliate Agreement with VeriSign, in February 2003, pursuant to which, among other items, they agreed to waive their rights under the annual fee and minimum sell through guarantees for 2002. Accordingly, our cost of sales in the first quarter of 2003 were reduced by DKK 10 million.

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

        For the year ended December 31, 2002 our operating loss increased by DKK
49.7 million to DKK 245.7 million compared to a loss of DKK 196.0 million for the year ended December 31, 2001. The operating loss for our Internet services segment increased by DKK 86.3 million to DKK 252.2 million compared to a loss of DKK 165.9 million for the year ended December 31, 2001. This increase is primarily attributable to the write down of goodwill and other assets to reflect the impairment in the fair market value of certain acquired assets in accordance with SFAS 142. In the Internet services segment, we depreciated and wrote down approximately DKK 161.3 million for the year ended December 31, 2002. Based on our management's assessment, the write downs included DKK 63.4 million from the write down of the rights we acquired from VeriSign, and DKK 33.2 million from the write down of goodwill attributable to our acquisition of Alphasys SAS (due to revenue expectations not being met). The balance of the depreciation and the write down expenses mainly relate to the write down of goodwill in connection with various business acquisitions also due to revenue expectations not being met.

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


B.      LIQUIDITY AND CAPITAL RESOURCES

        Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At December 31, 2003, our cash balances were DKK
9.4 million compared to cash balances (DKK 37.7 million) and restricted cash (DKK 2.0 million) totaling DKK 39.7 million at December 31, 2002. At December 31, 2003 the ratio of current assets to current liabilities was 0.60 to 1. Our current assets primarily reflect our cash, accounts receivables and inventories.

        At December 31, 2003, we had secured lines of credit from banks totaling DKK 0.5 million, from which none have been drawn. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of December 31, 2002 was 6.0%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

        For the year ended  December 31, 2003,  cash used in operations  was DKK
15.1 million  compared to DKK 55.2 million for the prior year, a decrease of DKK
40.1 million. The decrease is primarily due to a improvement in operations in 2003 compared to 2002.

        For the year ended December 31, 2003, cash used in investing activities was DKK 13.4 million compared to cash provided by investing activities of DKK
4.1 million for the prior year, a decrease of DKK 17.5 million. The decrease is primarily attributable to the proceeds from the sale of business, which has decreased by DKK 38.1 million in 2003 compared to 2002.

        For the year ended December 31, 2003, cash provided in financing activities was DKK 2.6 million compared to cash used by financing activities of DKK 6.3 million for the prior year, an increase of DKK 8.9 million. The increase is primarily due to an increase of DKK 6.2 million, in proceeds from the issuance of common shares from the exercise of public warrants during 2003.

        Our capital  expenditures  for the year ended December 31, 2003 were DKK
15.5 million. These expenditures primarily relate to purchase of equipment in our media segment.

        On April 1, 2004, we received cash of $8,500,000 U.S. in connection with the sale of our PKI Services business to VeriSign. At the same time, we repurchased 2,748,720 of our ordinary shares from VeriSign for $ 1,136,000 U.S. These transactions resulted in a net cash receipts of $7,364,000 U.S. VeriSign further assumed deferred revenues of DKK 17,737 in connection with the purchase.

        We believe that our cash on hand and the positive trend of our operating cash flow together with borrowings currently available and other potential sources of funds as described above will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend of our operating cash flow does not continue, such circumstances could put a substantial burden on our cash resources.

CONTRACTUAL OBLIGATIONS (in thousands of DKK)

------------------------------- ----------- --------- ------------ -------------
                                                                    TOTAL
CONTRACTUAL OBLIGATIONS            2004       2005     LATER YEARS  OBLIGATIONS
------------------------------- ----------- --------- ------------ -------------
Capital leases                     1,184         0          0          1,184
------------------------------- ----------- --------- ------------ -------------
VeriSign affiliate contract        1,951         0          0          1,951
------------------------------- ----------- --------- ------------ -------------
Operating leases                   1,317       291          0          1,608
------------------------------- ----------- --------- ------------ -------------
Film Rights                            0         0          0              0
------------------------------- ----------- --------- ------------ -------------
TOTAL CONTRACTUAL OBLIGATIONS      4,452       291          0          4,743
------------------------------- ----------- --------- ------------ -------------


        INFLATION

        We do not believe that inflation had a material impact on our results of operations.

        COMMITMENTS

        In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, as amended, we provide VeriSign Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland. In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from approximately DKK 49.7 million ($7.0 million) to approximately DKK 16.3 million ($2.3 million). It has not been agreed what the minimum annual royalty payments are to be after December 31, 2003. The amendment states that the minimum annual royalty payments for the calendar years following 2003 shall be agreed by the Company and VeriSign no less than 60 days prior to the end of the calendar year 2003. In March 2004 it was agreed with VeriSign that the minimum fee for the first quarter of 2004 would be $327.531,25. On April 1, 2004 we sold our PKI services business to VeriSign, Inc.

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

        IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In November 2002, the Emerging Issues Task Force issued its consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.The adoption of this statement did not have a material effect on EuroTrust's financial statements.

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No, 104 "REVENUE RECOGNITION" which codifies, revises and rescinds certain sections of SAB No. 101, "REVENUE RECOGNITION", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on EuroTrust consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN ("ARB") NO. 51." In December 2003, the FASB issued a revision to Interpretation No. 46, and interpretation of ARB Opinion No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB 51 "CONSOLIDATED FINANCIAL STATEMENTS," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the unmodified provisions of the interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        Among the scope expectations, companies are not required to apply FIN 46R to an entity that meets the criteria to be considered a "business" as defined in the interpretation unless one or more of four named conditions exist. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. EuroTrust does not have any interests in VIE's and the adoption of FIN 46R is not expected to have a material impact on EuroTrust financial position, results of operations or cash flows.

        In April, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to address
(1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The adoption of this statement did not have a material effect on EuroTrust's financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The adoption of this statement did not have a material effect on EuroTrust's financial statements.

        OFF BALANCE SHEET ARRANGEMENTS

        The Company is not aware of any material transactions which are not disclosed in its consolidated financial statements.


ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES [NEEDS TO BE UPDATED]

A.      DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth, as of May 12, 2004, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                                    DATE BECAME A
         NAME AND POSITION             AGE             PRINCIPAL OCCUPATION AND ADDRESS            DIRECTOR/OFFICER
------------------------------------  -------  -------------------------------------------------  -------------------
Aldo M.N. Petersen                              Chief Executive Officer of
  President, Chief Executive                    EuroTrust A/S
  Officer, Chief Operating                      Poppelgaardvej 11-13
  Officer, Managing director, and       42      2860 Soeborg
  director........................             Denmark                                               January 1988

Soren Degn                                      Chief Financial Officer of
  Chief Financial Officer.........      35      EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                               Denmark                                              September 2003

Karoly Laszlo Nemeth                            Chairman of the Board of
  Chairman of the board...........      61      Nemeth & Sigetty A/S
                                                Frederiksgade 21,4.
                                                1265 Copenhagen
                                                Denmark                                              January 1988

John J. Stuart, Jr.(1)(2)                       Chief Financial Officer of
  Director........................      64      Irvine Sensors Corporation
                                                3001 Redhill Avenue
                                                Costa Mesa, CA 92626-4532
                                                USA                                                    May 1998

                                                                                                    DATE BECAME A
         NAME AND POSITION             AGE             PRINCIPAL OCCUPATION AND ADDRESS            DIRECTOR/OFFICER
------------------------------------  -------  -------------------------------------------------  -------------------
Robert M. Gutkowski (1)                         Consultant
  Director........................      56      c/o EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                                May 2004

Jan Berger(1)(2)                        61      Management Consultant
  Director.....................                 c/o EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                                May 2003

----------
(1)     Member, audit committee of the Board of Directors.
(2)     Member, compensation committee of the Board of Directors.

ALDO M.N. PETERSEN, PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF OPERATING OFFICER, MANAGING DIRECTOR AND DIRECTOR

        Mr. Petersen has been our President, Chief Executive Officer, Managing Director and a member of our board of directors since January 1988. In December 2003, upon the resignation of Brian Mertz Pedersen, Mr. Petersen also assumed the responsibilities of Chief Operating Officer. He also serves as a member of the board for several of our wholly-owned subsidiaries, and is an investor of F.C. Copenhagen, the Copenhagen professional soccer team. Mr. Petersen holds a degree in economics from the Copenhagen Business School.

SOREN DEGN, CHIEF FINANCIAL OFFICER

        Mr. Degn was appointed our chief financial officer since in December 2003. He also serves as a member of the board for several of our wholly-owned subsidiaries. Prior to this appointment he served as our Corporate Finance Director since 2001. Mr. Degn spent 5 years with Kampsax A/S (a consultancy firm) and 7 years with KPMG in Denmark. Mr. Degn has a Graduate Diploma in Business Administration in accountancy and a MSC (Business Administration and Auditing) in financial planning and control from the Copenhagen Business School.

KAROLY LASZLO NEMETH, CHAIRMAN OF THE BOARD

        Mr. Nemeth was elected to our board of directors in January 1988 and also serves as a member of the board for several of our wholly-owned subsidiaries.. He is a partner in and chairman of the board of Nemeth & Sigetty A/S, a law firm that performs legal services for us. He also serves on the board of various privately held Scandinavian companies.

JOHN J.  STUART, JR., DIRECTOR

        Mr. Stuart was elected to our board of directors in May 1998. Since January 1983 Mr. Stuart has been employed by Irvine Sensors Corporation ("ISC"), Costa Mesa, California USA, a developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry. He currently serves as ISC's Senior Vice President and Chief Financial Officer, positions he has held since November 1998 and July 1985, respectively. Between July 1985 and February 1995, he also held the position of ISC's treasurer and was reappointed to this position in November 1998. Mr. Stuart is also a member of the board of directors and is vice president of finance and chief financial officer of Novalog, Inc. (since October
1995), Microsensors, Inc. (since October 1997), RedHawk Vision, Inc. (since March 2000) and iNetWorks, Inc. (since October 2000) all of which are subsidiaries of ISC.

ROBERT M. GUTKOWSKI, DIRECTOR

        Mr. Gutkowski was elected to our board of directors on May 12, 2004. Since 2002, Mr. Gutkowski has provided consulting services, specializing in the sports and entertainment industries. He recently advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network whose linchpin is their telecast of New York Yankee baseball, as well as New Jersey Nets basketball. From June 2000 through 2002, he served as President and Chief Executive Officer of Magnum Sports & Entertainment, Inc., a company which offered a multitude of services to entertainers in the fashion, music, sports and film/television industries .In 1996, he founded The Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. He served as Marquee's chief executive officer until 1999 when the company was sold to SFX Entertainment, Inc. From 1991 until 1994, he was President of Madison Square Garden, Inc.("MSG"). In that position, he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSG Communications, which included the MSG television Network. From 1985 to 1991 he was President of the MSG television Network. Mr. Gutkowski holds a B.A. degree in Business Administration from Hofstra University.

JAN BERGER, DIRECTOR

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


B.      COMPENSATION

        EXECUTIVE COMPENSATION

        Cash compensation paid by us and our subsidiaries for the year ended December 31, 2003 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 5.0 million (approximately $832,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution for 2003 totaled approximately DKK 671,000 (approximately $113,000). The above mentioned amounts include amounts paid to Brian Mertz Pedersen, former COO, and Bertel Jensen, our former CFO.

        Effective as of July 2001, we entered into an employment agreement with each of Aldo M.N. Petersen, our Chief Executive Officer and Bertel E. Jensen, our former Chief Financial Officer and effective as of September 2003 an agreement with Soren Degn, our new Chief Financial Officer, each of which may be terminated at any time (i) by us by providing 12 months notice of termination, or (ii) by either Mr. Petersen, Mr. Jensen or Mr. Degn by providing 6 months notice of termination. Pursuant to their employment agreements each of Mr. Petersen, Mr. Jensen and Mr. Degn are annually granted a 5-year option to acquire our ordinary shares. Accordingly, in 2003 they were each granted the number of options set forth in the table below under the section entitled "Options." Effective as of December 1, 2003, Mr. Jensen resigned as Chief Financial Officer as a consequence of our streamlining of the management and organization due to the sale of certain of our subsidiaries and closing down of our Swiss office.

        OPTIONS

        Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2003 and are set forth in the following table:

                                 SECURITIES      SECURITIES      EXERCISE PRICE      EXERCISE PRICE
                                 UNDERLYING      UNDERLYING         PER SHARE          PER SHARE
           NAME                  OPTIONS(1)      OPTIONS(2)          ($)(1)              ($)(2)           EXPIRATION DATE
---------------------------    --------------  --------------  ------------------  -----------------   ---------------------
Aldo M. N. Petersen               2,700,000        450,000           0.1967              1.1800            April 16, 2008
Bertel E. Jensen                  2,220,000        370,000           0.1967              1.1800            April 16, 2008
Brian Mertz Pedersen               874,998         145,833           0.2500              1.5000           February 3, 2008
Brian Mertz Pedersen               300,000         50,000            0.2133              1.2800            March 1, 2008
Soren Degn                         292,500         48,750            0.2500              1.5000           February 3, 2008
Soren Degn                         240,000         40,000            0.4083              2.4500           February 3, 2008

----------

    (1) These securities are reflected as ordinary shares.
    (2) These securities are reflected in ADSs (after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002).


        DIRECTOR COMPENSATION

        Our independent directors receive a fee of $20,000 U.S. per year plus $1,000 for eachmeeting attended in person. Directors are reimbursed for expenses they incur in connection with attending meetings of the board of directors and committees thereof. In addition, we periodically grant options to our directors, although the amount and timing of those grants are determined by the board in its sole discretion. On May 12, 2004, the Board granted to each independent director an option to purchase 150,000 ordinary shares (equivalent to 25,000
ADSs) with an exercise price equivalent to the closing market price on the date of grant.


C.      BOARD PRACTICES

        The board of directors may consist of between three and seven members. As of April 20, 2004, the board consisted of five members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

        Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of the current directors, Messrs. Aldo M.N. Petersen, Karoly Laszlo Nemeth, John J. Stuart, Jr., Robert M. Gutkowski and Jan Berger , were elected at the annual general meeting held on May 12, 2004. Each executive officer will serve until his or her successor is duly appointed or elected by the board of directors or his or her earlier removal or resignation from office.

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

        Our executive officers serve at the discretion of the board of directors. The citizenships of our executive officers and directors are as follows:

        Name                                     Country of Citizenship
        ------------------------------------------------------------------------

        ALDO M.N. PETERSEN                       Denmark
        SOREN DEGN                               Denmark
        KAROLY LASZLO NEMETH                     Denmark
        JOHN J. STUART, JR.                      United States
        ROBERT M. GUTKOWSKI                      United States
        JAN BERGER                               Norway

        There are no agreements with our board members that provide for the payment of benefits upon termination of their directorship.

        The board of directors has an audit committee and a compensation committee. The members of the audit committee are Messrs Berger, Gutkowski and Stuart. The audit committee reviews our financial statements and accounting practices, appoints our independent auditors, meets and interacts with the independent auditors to discuss questions in regard to EuroTrust's financial reporting, reviews the results and scope of the audit and other services provided by our independent auditors, and our internal controls. The members of the compensation committee are Messrs. Berger and Stuart. The committee makes recommendations to the board regarding remuneration of executive officers, and reviews our compensation plans and policies.

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

D.      EMPLOYEES

        As of December 31, 2003, we had 129 employees, a decrease of 54 employees from the prior year. All of our employees are located in Denmark. (See the following table.) This decrease is primarily attributable to streamlining our e-security business, partially offset by a growth of 22% in our broadcast media segment . The table below gives a breakdown of our employees and area of employment:

                                                   Denmark        Total
                Sales and marketing                  29             29
                Customer service and support         13             13
                Technical                            59             59
                Finance and administration           28             28
                                                     --             --
                     Totals                         129            129
                                                    ===            ===

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

E.      SHARE OWNERSHIP

        The following table sets forth the ownership of our ordinary shares by the individuals named in Item 6.A., as of May 11, 2004.

                                NUMBER ORDINARY      NUMBER OF
           NAME                    SHARES(1)          ADSS(2)       PERCENT (3)
---------------------------    -----------------   ------------    ------------
Aldo M.N. Petersen                5,187,288(4)        864,548         17.82%
Karoly Laszlo Nemeth                330,000(5)         55,000          1.14%
Soren Degn                          415,494(6)         69,249          1.43%
John J. Stuart, Jr                  330,000(7)         55,000          1.14%
Robert M. Gutkowski                       *                 *             *
Jan Berger                                *                 *             *
All officers and directors
    As a group(6 persons)         6,577,780(8)      1,096,297         21.60%

----------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of May 11, 2004 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The number of ADS shares beneficially owned, assuming conversion into ADSs (reflected in ADSs) after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002

(3) As of May 11, 2004, 31,753,474 ordinary shares are issued, including 3,175,284 treasury shares. Beneficial ownership percentages are calculated based on 28,578,190 ordinary shares issued and outstanding as of May 11, 2004. Of the amount issued, 28,770,378 ordinary shares have been deposited and ADSs issued (represented by 4,795,063 ADSs, each representing six ADSs (after giving effect to a 1 for 6 reverse ratio change on August 29, 2002) issued under the Deposit Agreement with The Bank of New York.

(4) Includes an aggregate of (i) 4,647,540 ordinary shares beneficially owned by Mr. Petersen; (ii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iii) 439,747 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005.

(5) Includes (i) 50,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; and (ii) 280,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.2500 per share, expiring on February 3, 2008.

(6) Includes (i) 130,500 currently exercisable options to purchase ordinary shares, at an exercise price of $0.2500 per share, expiring on February 3, 2008; (ii) 125,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.5500 per share, expiring on May 30, 2005; (iii) 50,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.9200 per share, expiring on May 30, 2005; (iv) 65,000 currently exercisable options to purchase ordinary shares, at an exercise price of $1.0600 per share, expiring on January 1, 2005; (v) 45,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.2500 per share, expiring on January 1, 2005.

(7) Includes an aggregate of (i) 50,000 ordinary shares beneficially owned by Mr. Stuart; (ii) 280,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.2500 per share, expiring on February 3, 2008.

(8) Includes 1,880,240 ordinary shares underlying exercisable options and warrants.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        The following table sets forth information, as of May 11, 2004 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

                                             SHARES BENEFICIALLY OWNED
  NAME OF BENEFICIAL OWNER(1)       NUMBER(1)        NUMBER(2)        PERCENT(3)

Aldo M.N. Petersen (4)........      5,187,288         864,548          17.82%
                                 -----------------------------------------------
TOTAL ........................      5,187,288         864,548          17.82%
                                 ===============================================

-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of May 11, 2004 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

(2) The number of ADS shares beneficially owned, assuming conversion into ADSs (reflected in ADSs) after giving effect to a 1 for 6 reverse ratio change of ADSs on August 29, 2002

(3) As of May 11, 2004, 31,753,474 ordinary shares are issued, including 3,175,284 treasury shares. Beneficial ownership percentages are calculated based on 28,578,190 ordinary shares issued and outstanding as of May 11, 2004. Of the amount issued, 28,770,378 ordinary shares have been deposited and ADSs issued (represented by 4,795,063 ADSs, each representing six ADSs (after giving effect to a 1 for 6 reverse ratio change on August 29, 2002) issued under the Deposit Agreement with The Bank of New York.

(4) Includes an aggregate of (i) 4,647,540 ordinary shares beneficially owned by Mr. Petersen; (ii) 100,000 currently exercisable options to purchase ordinary shares, at an exercise price of $0.92 per share, expiring on May 30, 2005; (iii) 439,747 currently exercisable options to purchase ordinary shares, at an exercise price of $0.8382 per share, expiring on May 30, 2005.

        Except, as set forth in the table above, to our knowledge, in the last three years, there has not been any significant change in ownership by major shareholders. Our major shareholders do not have different voting rights. The portion of our ordinary shares held in the United States is approximately 90% and the number of record holders is 32. We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may at a subsequent date result in a change of control.

B.      RELATED PARTY TRANSACTIONS

        In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties as follows:.

MR ALDO PETERSEN

        On November 30, 2000, we acquired 20% of Trust Italia SpA., an Italian digital security company. During 2001, the agreement for the acquisition was changed, following investment in Trust Italia SpA by other parties, resulting in an ownership in Trust Italia of 15.7% (242,000 shares) and an additional cash consideration of DKK 4,265. The cash was paid to Aldo Petersen, the CEO of the Company who also owned 2.6% of the shares of Trust Italia SpA.

PARKEN SPORTS &  ENTERTAINMENT A/S

        On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S) for a total purchase price of DKK
8.5 million, from Parken Sport & Entertainment A/S thereby becoming the 100% owner of Europe-Visions A/S. Aldo Petersen was a member of the board of directors of Parken Sports & Entertainment A/S until the end of December 2002 and currently holds 40,000 shares representing ownership of approximately 2% of the issued share capital of Parken Sports & Entertainment.

        On November 29, 2001, the Company entered into an agreement with Parken Sports & Entertainment A/S for pitch-side advertising and corporate hospitality at football matches involving FC Copenhagen, a football team owned by Parken Sports & Entertainment. The agreement is expires December 31, 2007.

                                                             DECEMBER 31,
                                                             ------------
                                                          2002          2003

Parken Sports & Entertainment A/S (Purchases)                  908        1,074
                                                       ============  ===========

Parken Sports & Entertainment A/S (Sponsorship)              3,280            0
                                                       ============  ===========

        As of December 31, 2001 Aldo Petersen owed EuroTrust A/S DKK 3,084 representing the balance on his loan account with the company. This loan account was fully repaid during 2002.

VERISIGN, INC

        VeriSign, Inc. (`VeriSign") is a minority shareholder in EuroTrust A/S owning approximately 18% as of December 31, 2003. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                            DECEMBER 31,
                                                            ------------
                                                          2002         2003
                                                          ----         ----

                                                           24,988        4,204
VeriSign, Inc. (Annual fees and royalties)
                                                       ===========  ===========

VeriSign, Inc. (Accounts payable)                          12,833          477
                                                       ===========  ===========

        During 2001 the Company sold its domain name registration business to VeriSign for a gross cash consideration of DKK 210,687. During 2000 and 2001, the Company originally had purchased rights from VeriSign for DKK 75,305, which allows the Company to sell VeriSign products in a number of European countries (including Denmark, Sweden, Norway, Finland, Austria, Switzerland and Italy). During 2002 the balance on the amount capitalized for the rights acquired was written off due to the poor financial performance of the business.

        On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign will pay the Company $8.5 million U.S. in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

        Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 2,748,720 of its ordinary shares (equivalent to 458,120 American Depository Receipts or "ADRs") from VeriSign for $1,136,138 U.S. The repurchase was authorized by the Company's shareholders.

NEMETH & SIGETTY A/S

        Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during the three years ended December 31, 2003. For the years ended December 31, 2001, 2002 and 2003 Nemeth & Sigetty A/S has been paid DKK 1,083, DKK 1,115 and DKK 418, respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2002 and December 31, 2003 were DKK 625 and DKK 0, respectively.

C.      INTERESTS OF EXPERTS AND COUNSEL.


        Not applicable because this is an Annual Report filed under the Exchange Act of 1934.


ITEM 8.      FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18. "Financial Statements" and pages F-1 through F-44 of this report.

LEGAL PROCEEDINGS

        We recorded a provision of DKK 1,000,000 for expenses relating to an arbitration court settlement regarding the construction of our building located in Soeborg, Denmark.

        Other than as described above, neither we nor our property is a party in any other pending material legal proceeding.

DIVIDEND PAYMENT POLICY

        We have not paid out any dividend to our shareholders in the last three financial years. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

B.      SIGNIFICANT CHANGES

None.

ITEM 9.      THE OFFER AND LISTING

A.      TITLE

        Our   ordinary   shares  are  not  traded  on  any  stock   exchange  or
over-the-counter market. However, our ADS are traded on the Nasdaq SmallCap Market under the symbol "EURO".

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

        On December, 31, 2003, there were 4,389,538. New ADSs issued and outstanding representing 26,337,228 ordinary shares.

        The following table sets forth, for the periods indicated, the range of high and low market prices per ADS as quoted on the Nasdaq SmallCap Market. The prices shown below (in US Dollars) are adjusted to reflect the 1 for 6 reverse ratio change in our ADSs, described above, and represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                                         HIGH        LOW
                                                         ----        ---

        YEAR ENDED DECEMBER 31, 1999:                 $168.0000    $12.3750

        YEAR ENDED DECEMBER 31, 2000:                 $202.5000     $8.2500

        YEAR ENDED DECEMBER 31, 2001:                  $28.5000     $5.7000

        YEAR ENDED DECEMBER 31, 2002:
            First Quarter                               $8.5200     $6.1200
            Second Quarter                              $6.6000     $3.9000
            Third Quarter                               $5.9500     $2.5000
            Fourth Quarter                              $5.3000     $2.1500

        YEAR ENDED DECEMBER 31, 2003:
            First Quarter                               $2.6200     $1.0000
            Second Quarter                              $4.0500     $0.7500
            Third Quarter                               $5.0200     $1.7500
            Fourth Quarter                              $2.7500     $2.1100

                                                         HIGH        LOW
                                                         ----        ---
        MONTH ENDED:
            May 2004
             (as of May 11, 2004)                       $3.9200     $3.5390
            April 2004                                  $5.5000     $3.5000
            March 2004                                  $3.9000     $2.5500
            February 2004                               $2.5000     $2.2110
            January 2004                                $2.6900     $2.2600
            December 2003                               $2.6500     $2.1100

B.      PLAN OF DISTRIBUTION

        Not required because this Form 20-F is filed as an Annual Report.

C.      MARKETS

        Our   ordinary   shares  are  not  traded  on  any  stock   exchange  or
over-the-counter market. However, our ADSs are traded on the Nasdaq SmallCap Market under the symbol "EURO".

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

        In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from approximately DKK 49.7 million ($7.0 million) to approximately DKK 16.3 million ($2.3 million). It has not been agreed what the minimum annual royalty payments are to be after December 31, 2003. The amendment states that the minimum annual royalty payments for the calendar years following 2003 shall be agreed by the Company and VeriSign no less than 60 days prior to the end of the calendar year 2003. In March 2004 it was agreed with VeriSign that a minimum for the first quarter of 2004 of $327.531,25. It has been agreed with VeriSign that the annual fees will be reduced for 2004 and beyond. As a result of the amendment to the affiliate agreement with VeriSign, the accrued royalties and annual fees of approximately DKK 12.8 million payable to VeriSign as of December 31, 2002 were reduced to approximately DKK 2.8 million in the first quarter of 2003 resulting in a corresponding decrease in cost of sales in the first quarter of 2003.

        On April 1, 2004 we sold our PKI services business to VeriSign and as a consequence the Affiliate Agreement was terminated.

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


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        At December 31, 2003, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. Throughout the year 2003 and specifically at December 31, 2003, we had no material foreign exchange contracts outstanding.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not required because this Form 20-F is filed as an Annual Report.


                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. EuroTrust's management, with the participation of the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of EuroTrust's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e)) as of the end of the fiscal year covered by this Annual Report (the "Evaluation Date"). Based upon that evaluation, the chief executive officer and the chief financial officer concluded that, as of the Evaluation Date, EuroTrust's disclosure controls and procedures are effective, providing them with material information relating to EuroTrust as required to be disclosed in the reports EuroTrust files or submits under the Exchange Act on a timely basis.


        b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Not applicable for fiscal years ending before April 15, 2005.

        c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. Not applicable for fiscal years ending before April 15, 2005.

        d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in EuroTrust's internal controls over financial reporting, known to the chief executive officer or the chief financial officer, that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, EuroTrust's internal control over financial reporting. However, in connection with their audit of our consolidated financial statements for 2002 included in our Annual Report on Form 20-F for the year ended December 31, 2002, KPMG expressed to us that they believe that a lack of U.S. GAAP technical accounting and financial reporting expertise represents a material weakness in the operation of our internal control over financial reporting and that this was demonstrated by, amongst other things EuroTrust making a number of adjustments and/or reclassifications from numbers previously reported. They recommended that EuroTrust obtain additional personnel who have significant expertise in external financial reporting and disclosure matters applicable to U.S. SEC Registrants. We believe that this concern was properly addressed in 2003 and our current independent auditors have not expressed any such concerns.

ITEM 16.          RESERVED

ITEM 16 A.        AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that, Mr. John Stuart, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of current and recently-adopted Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

ITEM 16 B.        CODE OF ETHICS

        We have adopted a code of conduct that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This code of conduct is posted on our website at WWW.EUROTRUST.DK and is filed as
Exhibit 11.1 to this report.



ITEM 16 C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

        AUDIT FEES

        For the fiscal years ended 2002 and 2003, our principal accounting firm, Gregory & Eldredge, LLC, billed aggregate fees of approximately $50,000 and 100,000, respectively for the audit of our 2002 and 2003 financial statements.

        AUDIT-RELATED FEES

        None.

        TAX FEES

        None.

        ALL OTHER FEES

        None.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        The Audit Committee charter provides that the Audit Committee will pre-approve audit services and non-audit services to be provided by our independent auditors before the accountant is engaged to render these services other than the minimums non-audit services for which the pre-approval requirements are waived in accordance with the rules and regulations of the SEC. The Audit Committee may consult with management in the decision-making process, but may not delegate this authority to management. The Audit Committee may delegate its authority to pre-approve services to one or more committee members, provided that the designees present the pre-approvals to the full committee at the next committee meeting.

ITEM 16 D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16 E.        PURCHASES OF EQUITY SECURITIES  BY THE ISSUER  AND  AFFILIATED
                  PURCHASERS.

None during the fiscal year ended December 31, 2003.

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

        Not applicable. See Item 18, below.


ITEM 18. FINANCIAL STATEMENTS

        See  the  Company's   Consolidated   Financial  Statements,   which  are
incorporated herein by reference and set forth on pages F-1 through F-44.

ITEM 19.            EXHIBITS

    1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

    1.2     Rules of Procedures of the Registrant, as amended (2)

    4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 (1)(4)

    4.2(a) Amendment No. 2 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated June 17, 2002(5)

    4.2(b) Amendment No.3 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated February, 2003(4)(5)

    4.3 Employment Agreement between the Registrant and Aldo Petersen, effective July, 2001(5)

    4.4 Employment Agreement between the Registrant and Soren Degn, effective in September 2003*

    8.1     List of the Subsidiaries of the Registrant *

    11.1    Code of Ethics*

    12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

    12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

    13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

    13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

-----------
* Included herewith.

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

(5) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on September 23, 2003.

                                   SIGNATURES

        Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of S0borg, Denmark.

                                               EUROTRUST A/S



Dated:  May 12, 2004                          By: /s/ ALDO M.N. PETERSEN
                                                  ------------------------------
                                                   Aldo M.N. Petersen
                                                   Chief Executive Officer
                                                   (Principal Executive Officer)



Dated:  May 12, 2004

                                               By: /s/ SOREN DEGN
                                                  ------------------------------
                                                   Soren Degn
                                                   Chief Financial Officer
                                                   (Principal Financial and
                                                   Accounting Officer)

                         EUROTRUST A/S AND SUBSIDIARIES
                        Formerly known as Euro909.com A/S

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Reports..............................................................  F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 ..............................  F-4
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002
   and 2003 ...............................................................................  F-6
Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
   2001, 2002 and 2003 ....................................................................  F-7
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
   December 31, 2001, 2002 and 2003........................................................  F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002
   and 2003 ...............................................................................  F-9
Notes to Consolidated Financial Statements ................................................  F-10

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
EuroTrust A/S AND SUBSIDIARIES

         We have audited the accompanying consolidated balance sheets of EuroTrust A/S and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2003 and 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.



/s/ GREGORY & ELDREDGE, LLC

March 13, 2004
Salt Lake City, Utah

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
EuroTrust A/S

         We have audited the accompanying consolidated statements of operations, comprehensive income, shareholders' equity and cash flows of EuroTrust A/S (formerly known as euro909.com A/S) for the year ended December 31, 2001. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                            /s/ ERNST & YOUNG



Copenhagen, Denmark
May 28, 2002

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                       DECEMBER 31,
                                                                                       ------------
                                                                             2002             2003            2003
                                                                     ---------------  ---------------  ---------------
                                                                              DKK             DKK              USD
ASSETS
Current assets:
     Cash and cash equivalents                                                37,672            9,363          $1,572
     Restricted cash                                                           1,986                0               0
     Accounts receivable trade, net of allowance for doubtful
     accounts of DKK 4,629 in 2002 and DKK  2,239 in 2003                     21,210           25,150           4,221
     Broadcasting rights, current                                              3,805              952             160
     Inventories                                                               1,403              128              21
     Deferred tax assets, current                                                706            2,036             342
     VAT receivables                                                           1,599              184              31
     Prepaid expenses and deposits                                            15,019           12,568           2,110
     Other receivables                                                         7,175            3,994             670
                                                                     ---------------  ---------------  ---------------
Total current assets                                                          90,575           54,375           9,127

     Marketable securities - available for sale                                  570              304              51
     Broadcasting rights, long term                                              951                0               0
     Rent and other deposits                                                   1,783            1,379             231
     Other receivables                                                            64               64              11
     Long term investments at cost                                             2,792            2,494             418
     Investment in affiliated companies - equity method                            0            1,500             252
     Property, plant and equipment, net                                       48,973           55,341           9,289
     Goodwill                                                                 20,964           23,941           4,019
     Deferred tax asset, long-term                                                 0              347              58
     License rights, net                                                       1,400            1,100             185
     Other intangibles assets, net                                               145                0               0
                                                                     ---------------  ---------------  ---------------

Total assets                                                                 168,217          140,845         $23,641
                                                                     ===============  ===============  ===============

                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                        DECEMBER 31,
                                                                                        ------------
                                                                             2002             2003            2003
                                                                    -----------------  ---------------  -------------
                                                                              DKK              DKK            USD
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
     Short term borrowings                                                        809                0             0
     Accounts payable                                                          21,038           26,914        $4,518
     Accounts payable, related parties                                         12,833              477            80
     Accrued expenses                                                          28,310           26,282         4,412
     Deferred revenue, current                                                 20,274           35,139         5,898
     Lease obligations, current                                                 4,328            1,176           197
     Income tax payable                                                         1,263               61            10
     Liabilities of discontinued operations                                     6,000                0             0
                                                                    -----------------  ---------------  -------------
Total current liabilities                                                      94,855           90,049        15,115

Long term liabilities:
     Deferred revenue, net of current portion                                  15,423            1,576           264
     Lease obligations, net of current portion                                  3,444                0             0
     Other liabilities, long term                                               2,287                0             0
                                                                    -----------------  ---------------  -------------
Total long term liabilities                                                    21,154            1,576           264

Minority interest in subsidiaries                                               7,966            2,860           480

Shareholders' equity:
     Common shares - par value DKK 1.25,  34,502,000 and 49,050,000 authorized, 27,205,000 and 31,753,474 issued at
        December 31, 2002 and 2003                                             34,006           39,693         6,662
     Additional paid-in capital                                               532,280          526,040        88,298
     Accumulated deficit                                                    (509,510)        (515,840)      (86,585)
     Accumulative other comprehensive income (loss)                             (556)              512            86
     Less, treasury stock, 1,263,100 and 426,562 common shares
        at December 31, 2002 and 2003 respectively, at cost                  (11,978)          (4,045)         (679)
                                                                    -----------------  ---------------  -------------
Total shareholders' equity                                                     44,242           46,360         7,782
                                                                    -----------------  ---------------  -------------

Total liabilities and shareholders' equity                                    168,217          140,845       $23,641
                                                                    =================  ===============  =============

                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                              YEARS ENDED DECEMBER 31,
                                                                  2001             2002            2003          2003
                                                            ---------------   --------------   ------------   ------------
                                                                   DKK              DKK             DKK           USD

Net revenue                                                         151,914          135,789        166,411       $27,933
                                                            --------------------------------------------------------------

Operating expenses:
    Cost of revenue                                                  90,236           96,018         82,215        13,800
    Cost of revenue - related parties                                 7,376           24,988          4,204           706
    Selling and marketing                                            66,670           48,541         44,707         7,504
    Selling and marketing - related parties                           1,436              908          1,074           180
    General and administrative                                       55,569           43,768         40,195         6,747
    General and administrative - related parties                      1,083            1,115            418            70
    Depreciation                                                     18,375           17,006          8,317         1,396
    Amortization and write down                                      53,439           83,768              0             0
    Goodwill impairment                                              53,738           65,343              0             0
                                                            --------------------------------   ------------   ------------
    Total operating expenses                                        347,922          381,455        181,130        30,403
                                                            --------------------------------   ------------   ------------

Operating income (loss)                                           (196,008)        (245,666)       (14,719)       (2,470)

Other income (expenses)
    Interest income                                                   2,266            1,859            229            38
    Interest expense                                                  (286)          (1,076)        (1,714)         (288)
    Foreign exchange gain (loss), net                               (2,929)          (5,291)        (1,906)         (320)
    Gains from sales / dissolution of businesses, net               213,187                0          7,449         1,250
    Write-down of long term investments                                   0         (19,126)          (196)          (33)
    Other income (expenses), net                                          0          (8,618)            693           116
                                                            --------------------------------   ------------   ------------

Income (Loss) before income taxes and minority interest              16,230        (277,918)       (10,164)       (1,707)

    Income tax expense                                                 (24)          (2,499)          1,491           250
    Minority interest in net income (loss) of subsidiaries            1,959            3,069          (257)          (43)
                                                            --------------------------------   ------------   ------------

Income (loss) from continuing operations                             18,165        (277,348)        (8,930)       (1,500)

Gain (loss) from discontinued print/on line media division,
net of tax, 0 in 2001, 2002 and 2003                               (10,115)          (6,000)          2,600           436

Loss on disposal of print/on line media division
net of tax of 0 in 2001, 2002 and 2003                                (345)                0              0             0
                                                            ---------------   --------------   ------------   ------------

NET INCOME (LOSS)                                                     7,705        (283,348)        (6,330)      $(1,064)

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE

Income (loss) from continuing operations                               0.75          (10.60)         (0.32)       $(0.05)

Income (loss) from discontinued operations                           (0.43)           (0.23)           0.09          0.01
                                                            --------------------------------------------------------------

Net income (loss)                                                      0.32          (10.83)         (0.23)       $(0.04)
                                                            ================   =============   ============   ============

Weighted average common shares outstanding                           24,185           26,162         28,025        28,025
                                                            ===============================================   ============

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES

Income (loss) from continuing operations                               0.73          (10.60)         (0.32)       $(0.05)

Income (loss) from discontinued operations                           (0.42)           (0.23)           0.09          0.01
                                                            --------------------------------------------------------------

Net income (loss)                                                      0.31          (10.83)         (0.23)       $(0.04)
                                                            ===============   ==============   ============   ============

Weighted average common shares outstanding,
assuming dilution                                                    24,745           26,162         28,025        28,025
                                                            ================================   ============   ============

                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                                  NOTES
                                           COMMON   ADDITIONAL              OTHER COM-            RECEIVABLE    TOTAL
                                           SHARES    PAID-IN   ACCUMULATED  PREHENSIVE  TREASURY   FROM SALE
                                           AMOUNT    CAPITAL     DEFICIT      INCOME     STOCK     OF SHARES
                                       --------------------------------------------------------------------------------
                                            DKK        DKK         DKK         DKK        DKK        DKK         DKK

BALANCE AT DECEMBER 31, 2000               25,814     414,628    (233,867)      (890)         0        (47)    205,638

Issuance of 248 common shares to
    acquire new businesses                    310       3,652                                                    3,962
Issuance of 6,306 common shares for
    cash in private placement               7,882     114,529                                                  122,411
Purchase of treasury stock                                                              (7,150)                (7,150)
Sale of treasury stock                                  (529)                             1,694                  1,165
Currency translation adjustments                                                (393)                            (393)
Unrealized loss on investment
    securities                                                                  (217)                            (217)
Repayment of notes receivable                                                                            47         47
Net income                                                           7,705                                       7,705
                                       --------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2001               34,006     532,280    (226,162)    (1,500)   (5,456)           0    333,168

Purchase of treasury stock                                                              (6,522)                (6,522)
Currency translation adjustments                                                  958                              958
Unrealized loss on investment
    securities                                                                   (14)                             (14)
Net loss                                                         (283,348)                                   (283,348)
                                       --------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2002               34,006     532,280    (509,510)      (556)  (11,978)           0     44,242

Issuance of 4,550 common shares for
    cash through exercise of
    stock options                           5,687         605                                                    6,292
Issuance of 837 common shares from
    treasury For equity financing
    guarantees                                        (6,845)                             7,933                  1,088
Currency translation adjustments                                                  921                              921
Unrealized gain on investment
    securities                                                                    147                              147
Net loss                                                           (6,330)                                     (6,330)
                                       --------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003               39,693     526,040    (515,840)        512   (4,045)           0     46,360
                                       ================================================================================


BALANCE AT DECEMBER 31, 2003            USD$6,662  USD$88,298 USD$(86,585)     USD$86 USD$(679)       USD$0  USD$7,782
                                       ================================================================================

                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                YEARS ENDED DECEMBER 31,
                                                                       2001           2002            2003           2003
                                                                 -------------- -------------- -------------- -------------
                                                                       DKK            DKK            DKK            USD


Net income (loss)                                                       7,705      (283,348)        (6,330)       $(1,063)

Currency translation adjustment, net of
taxes of DKK 0 in 2001, 2002 and 2003                                   (393)            958            921            155

Net change in unrealized investment security losses, net of
taxes of DKK 0 in 2001, 2002 and 2003                                   (217)           (14)            147             25

                                                                  ---------------------------------------------------------

Comprehensive net income (loss)                                         7,095      (282,404)        (5,262)         $(883)
                                                                  =========================================================


                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                 YEARS ENDED DECEMBER 31,
                                                                      2001          2002          2003         2003
                                                                   -----------------------------------------------------
                                                                       DKK           DKK           DKK          USD
Cash flows from operating activities:

Net income (loss) from continuing operations                            18,165       (277,348)      (8,930)    $(1,500)
Adjustments to reconcile net loss (income) to
cash used in operating activities:
      Depreciation, amortization and write down                        133,889         185,243        8,317       1,396
      Option loss (gain)                                                     0           6,785      (2,287)       (384)
      (Gain) on sale of business                                     (213,187)               0      (7,449)     (1,250)
      (Gain)/loss on sale of fixed assets                                    0           (594)      (1,703)       (286)
      Provision for doubtful accounts                                        0               0        (699)       (117)
      Loss on marketable securities                                          0               0          197          33
      Deferred tax                                                           0           (350)      (1,677)       (281)
      Minority interest                                                (1,959)         (3,069)          257          43
      Non-cash issuance of common shares from treasury                       0               0        1,088         183
      Changes in operating assets and liabilities:
             Accounts receivable                                        10,984           6,845      (5,156)       (865)
             Accounts receivable, related parties                      (3,084)           3,084            0           0
             Broadcasting rights                                        10,312           3,244        3,804         639
             Inventories and other assets                                (481)          14,012          934         157
             Prepaid expenses                                                0           6,525        2,270         381
             Income tax payable                                        (2,433)           1,263      (1,202)       (202)
             Other receivables                                         (1,354)           5,310        4,337         728
             Accounts payable                                         (10,783)        (10,658)        7,225       1,213
             Accounts payable, related parties                           4,263           6,273     (12,356)     (2,075)
             Accrued expenses                                         (23,591)        (15,170)      (3,094)       (519)
             Deferred revenue                                         (18,533)          13,452        1,018         171
                                                                   ----------- --------------- ------------ ------------
      Cash used in operating activities:                              (97,792)        (55,153)     (15,106)     (2,537)
      Cash used in discontinued operations:                            (6,469)               0      (3,400)       (571)
                                                                   ----------- --------------- ------------ ------------
                                                                     (104,261)        (55,153)     (18,506)     (3,106)
                                                                   =========== =============== ============ ============

Cash flows from investing activities:

      Proceeds from sales of investments (purchase of investments)     (5,625)         (5,128)          216          36
      Acquisition of new business, net of cash acquired               (10,059)        (15,586)      (1,500)       (252)
      Proceeds from sale of business, net of cash disposed of          171,656          40,121        1,986         333
      Purchase of fixed assets                                       (123,619)        (17,471)     (15,505)     (2,603)
      Proceeds from sales of fixed assets                                    0           2,177        1,448         243
                                                                   ----------- --------------- ------------ ------------
      Cash (used in) provided by investing activities:                  32,353           4,113     (13,355)     (2,242)
      Cash (used in) provided by discontinued operations:                9,525               0            0           0
                                                                   ----------- --------------- ------------ ------------
                                                                        41,878           4,113     (13,355)     (2,242)
                                                                   =========== =============== ============ ============

Cash flows from financing activities:

      Net change in short-term borrowings                                1,673         (3,201)        (809)       (136)
      Sales of treasury stock                                            1,212               0            0           0
      Purchase of treasury stock                                       (7,150)         (6,523)            0           0
      Proceeds from sale and lease back                                      0           7,000            0           0
      Lease payments                                                     4,345         (3,573)      (2,852)       (479)
      Long term debt                                                  (10,584)               0            0           0
      Proceeds from issuance of common shares and stock options        122,411               0        6,292       1,056
                                                                   ----------- --------------- ------------ ------------
      Cash provided by (used in) financing activities:                 111,907         (6,297)        2,631         442
      Cash used in discontinued operations:                            (5,282)               0            0           0
                                                                   ----------- --------------- ------------ ------------
                                                                       106,625         (6,297)        2,631         442
                                                                   =========== =============== ============ ============

Effect of currency exchange rate changes on cash and cash
equivalents                                                              1,166             958          921         155
                                                                   ----------- --------------- ------------ ------------
Net increase (decrease) in cash and cash equivalents                    45,408        (56,379)     (28,309)     (4,752)
Cash and cash equivalents, beginning of period                          48,643          94,051       37,672       6,323
                                                                   ----------- --------------- ------------ ------------
Cash and cash equivalents, end of period                                94,051          37,672        9,363      $1,572
                                                                   =========== =============== ============ ============
Cash paid for interest                                                   (286)         (1,076)      (1,714)      $(288)
                                                                   =========== =============== ============ ============
Cash paid for taxes                                                      1,980             618        1,373        $230
                                                                   =========== =============== ============ ============

                DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         EuroTrust A/S and its subsidiaries ("the Company"), formerly euro909.com and earlier Telepartner A/S, and its subsidiaries engage in providing production and broadcasting services and Internet security products and services in Scandinavia and other European countries.

         The Company is currently organized into two reportable service-based segments: A Production and Broadcasting Segment and an Internet Security Product and Services Segment. During 2001 the Company previously operated a print and online media segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of a broadcast media property and it also operates the largest media production company in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production. During the fourth quarter of 2001, we consolidated all of our television programming into a single television channel, dk4.

         On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions A/S. Europe-Visions A/S owns 75% of the outstanding shares of common stock of its subsidiary Mobile Broadcasting A/S. The minority interests' proportionate share of income or loss of Europe-Vision A/S and Mobile Broadcasting is included in the consolidated statement of operations.

INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         The Company's Internet Security Product and Services Segment offers trusted Internet security products and services including virus detection, email security products, vulnerability testing, secure communications, on-site solutions, and payment platforms to website owners, commercial enterprises and electronic commerce service providers.

         On April 1, 2004, the Company sold the secure communications, on-site solutions, and payment platforms to website owners, commercial enterprises and electronic commerce service providers business.

The Company provided secure remote backup services, digital video surveillance, secure hosting until the sale of these businesses in November 2003, December 2003 and January 1, 2004, respectively. The Company owned approximately 75% of its subsidiary EuroTrust Secure Hosting A/S until it's sale On January 1, 2004.

PRINT AND ONLINE MEDIA SEGMENT

         Until the end of 2001, the Company operated a print and online media segment. In 2001 we made the strategic decision to focus primarily on providing broadcasting, trusted Internet infrastructure products and services. As a result, we sold our domain name registration business to VeriSign in July 2001, we sold

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


the remaining assets of our historical telecommunications business and our print and online media properties in December 2001.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2003:

                                                        COUNTRY OF                    INTEREST
      SUBSIDIARY                                      INCORPORATION                   OWNERSHIP
      ----------                                      -------------                   ---------

      Euro909.dk A/S                                     Denmark                       100.0%
      EuroTrust PKI Services A/S           (1)           Denmark          100.0% Assets sold April 1, 2004
      EuroTrust Net Vaulting A/S                         Denmark              100.0% Sold Nov. 30, 2003
      EuroTrust Virus112 A/S               (2)           Denmark                       100.0%
      Europe-Visions A/S                   (3)           Denmark                       100.0%
      EuroTrust Secure Hosting A/S         (4)           Denmark               75.0% Sold Jan. 1, 2004
      Telefax Scandinavia i Sverige AB                    Sweden                       100.0%
      EuroTrust E-Security SARL                        Switzerland              100.0% Sold Dec. 2003
      EuroTrust France SAS                 (5)            France              100.0% Sold Dec. 31, 2003

---------------------------
     (1)  Formerly known as EuroTrust Denmark A/S.

     (2)  Formerly known as Virus112.com A/S.

     (3)  Formerly known as Euro909Media A/S

     (4) Result of the combination of our Digiweb activity with DHT Hosting ApS, on January 1, 2002. Sold on January 1, 2004.

     (5)  Formerly known as Alphasys SAS.

         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2003:

                                                    COUNTRY OF         INTEREST
        SUBSIDIARY                                INCORPORATION        OWNERSHIP
        ----------                                -------------        ---------
        Ciac A/S                                     Denmark            100.0%
        Prime Vision A/S                             Denmark            100.0%
        Arhustudiet A/S                    (1)       Denmark            100.0%
        Publishing & Management ApS                  Denmark            100.0%
        TV Akademiet A/S                             Denmark            100.0%
        Mobile Broadcasting A/S                      Denmark             75.0%

         All intercompany balances and transactions have been eliminated in consolidation. The

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


Company's investments representing a 20% to 50% interest in unconsolidated subsidiaries are accounted for by the equity method of accounting.

         At December 31, 2003, the Company had the following equity method investments:

        Mediehuset Danmark ApS                     Denmark                 25.0%

REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate.
Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

INFORMATION EXPRESSED IN US DOLLARS

      Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.9576 DKK to one US Dollar, the approximate exchange rate at December 31, 2003. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


RESTRICTED CASH

         Restricted cash as of December 31, 2002, included an escrow account with respect to the remaining consideration for the Company's domain name registration business that was sold in June 2001 amounting to DKK 1,986.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

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

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

         The following includes the changes in the allowance for doubtful accounts for the years ended December 31, 2001 to December 31, 2003:

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)

                                                        Amounts
                                                        charged
                                         Balance at   (credited) to  Write-offs
                                       --------------  operating                    Balance at
Allowance for doubtful accounts:         January 1     expenses                    December 31
                                       ---------------                           ------------------
Year ended December 31, 2001               7,928         1,519        (1,807)          7,640
Year ended December 31, 2002               7,640             0        (3,011)          4,629
Year ended December 31, 2003               4,629         ( 699)       (1,691)          2,239

The deductions for the year ended December 31, 2001 of DKK 1.8 million relate to the Print and Online Media Division and are included in discontinued operations as this business was sold in 2001.

BROADCASTING RIGHTS

         Broadcasting rights, which comprise of acquired rights to broadcast television programs on the Company's television stations, and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are expensed over the greater of when the program is aired or over the period of license. Program rights are classified as current or non-current based on anticipated usage in the following twelve month period.

INVENTORIES

         Inventories principally consist of 45,000 and 38,000 (not in thousands) IBM Tivoli licenses at December 31, 2002 and 2003, relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first-in, first-out method. In order to evaluate the designated market value of such assets the company investigates the available market for these products and their expected sales price. As of December 31, 2002 these licenses were written-down by DKK 21.7 million to DKK 0. During 2003, the Company recognized a DKK 3,367 reduction in cost of revenues for inventory credits given on the return of 7,000 IBM Tivoli licenses.

PROPERTY, PLANT AND EQUIPMENT

         Buildings, technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. Other definite life intangibles assets consist of license rights to virus scanning software and other intangible assets. The Company fully adopted the provisions of SFAS No. 142,

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


GOODWILL AND OTHER INTANGIBLE ASSETS, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test, if any, are included in operating expenses in the period of impairment. SFAS No. 142 requires that definite intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

         Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally five to ten years, and assessed for recoverability in accordance with APB Opinion 17 and SFAS No. 121 by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis not exceeding 5 years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

         Had the provisions of SFAS No. 142 been in effect for 2001, the Company's results of operations would have been as follows:

-------------------------------------------------------------------------------------
                                                                             2001
-------------------------------------------------------------------------------------
Reported results
      (Loss) income from continuing operations                                18,165
      Loss from discontinued operations - net of tax                        (10,115)
      Loss on disposal of Print/Online Media Division                          (345)
-------------------------------------------------------------------------------------
(Loss) income - reported 7,705
-------------------------------------------------------------------------------------

Adjustments
      Amortization of goodwill from continuing operations - net of tax         4,659
      Amortization of goodwill from discontinued operations                        0
-------------------------------------------------------------------------------------
Total net adjustments                                                          4,659
-------------------------------------------------------------------------------------

Adjusted results
      (Loss) income from  continuing  operations  22,824 Loss from  discontinued
      operations - net of tax (10,460)
-------------------------------------------------------------------------------------
(Loss) income  - adjusted                                                     12,364
-------------------------------------------------------------------------------------

Reported basic (loss) income per common share:
      From continuing operations                                                0.75
      From discontinued operations                                            (0.43)
-------------------------------------------------------------------------------------
Basic (loss) income per common share - reported                                 0.32
-------------------------------------------------------------------------------------

Reported diluted (loss) income per common share:
      From continuing operations                                                0.73
      From discontinued operations                                            (0.42)
-------------------------------------------------------------------------------------
Diluted (loss) income per common share - reported                               0.31
-------------------------------------------------------------------------------------

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


Adjusted basic (loss) income per common share:
      From continuing operations                                                0.94
      From discontinued operations                                            (0.43)
-------------------------------------------------------------------------------------
Basic (loss) income per common share - adjusted                                 0.51
-------------------------------------------------------------------------------------

Adjusted diluted (loss) income per common share:
      From continuing operations                                                0.92
      From discontinued operations                                            (0.42)
-------------------------------------------------------------------------------------
Diluted (loss) income per common share - adjusted                               0.50
-------------------------------------------------------------------------------------

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

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

         The depreciable basis of assets that are impaired and continue in use is their respective fair values

REVENUE RECOGNITION

      The Company derives revenues from three primary categories: (i) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services, hosting, virus surveillance and detection services, and remote data backup services; (ii) broadcasting, which includes cable and digital television subscriber income and program production income; and (iii) until July 31, 2001, domain name registration services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

      INTERNET SERVICES

       The Company recognizes revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


      assured. We determine each of the criteria in our revenue recognition as follows:

               PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We enter into written agreements with our customers, that are signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.


            DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies may be delivered physically or downloaded by the customer. Undelivered components of these technologies that are essential to the functionality of the products, if any are not recognized until delivery in full is complete.


            THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees are due within one year or less. Should there be arrangements with payment terms that extending beyond customary payment terms, the fees then are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and realizable.


            COLLECTIBILITY IS PROBABLE. Collectibility is assessed for each customer class of which there is a history of successful collection based upon a credit review. Initial determination that collectibility is not probable results in the revenues being recognized as cash is collected.

             In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

             Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that are not sold separately, are deferred and recognized ratably over the period that such contracted services are provided, usually 12 to 24 months.

             Revenues from virus surveillance and detection services, which include bundled maintenance services that are not sold separately, are deferred and recognized rateably over the period that the service is provided, usually 3 to 36 months.

             Up-front fees from hosting and remote data backup services are deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

             The Company's consulting and installation services relating to secure communication, virus protection and network security are not essential to the functionality of the software. These software products are fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which are provided on a time and materials basis, are recognized as the services are performed.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


      DOMAIN NAME REGISTRATION

      The Company sold its domain name registration business in 2001.

         The Company recognized revenues from initial registration of domain names and subsequent renewal over the period the customer is provided access to the domain registry through its servers.

      BROADCASTING

         The Company recognizes cable and digital television revenue on an accrual basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming is made available to viewers. Revenue and costs associated with program production are recognized when programs are completed and delivered to the broadcaster with no further obligation to customers.

ADVERTISING COSTS

         Advertising costs are expensed as incurred. Advertising expenses totalled DKK 3.2 million, DKK 4.0 million and DKK 3.9 million in 2001, 2002 and 2003, respectively.

INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.

STOCK OPTIONS

         At December 31, 2003, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

         Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to stock-based employee compensation under which the estimated fair value of the options would have been over the options' vesting periods:

                                                          2001              2002              2003
                                                     ---------------------------------------------------

Reported net income (loss)                                    7,705         (283,348)           (6,330)
Reported stock-based compensation expense                         0                 0                 0
Pro forma stock-based compensation expense                 (24,385)          (12,036)           (8,027)
                                                     ---------------   ---------------   ---------------
Pro forma net loss                                         (16,680)         (295,384)          (14,357)


Reported basic income (loss) per share                         0.32           (10.60)            (0.23)
Reported diluted income (loss) per share                       0.31           (10.60)            (0.28)

Pro forma basic and diluted loss per share                   (0.69)           (11.29)            (0.51)

         The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                                     2001         2002         2003
                                                                 ---------------------------------------
Five year risk free interest rate                                   5.25%         N/A         3.65%
Three year risk free interest rate                                  4.92%         4.7%         N/A
Two year risk free interest rate                                      0          4.08%        2.77%
Dividend yield                                                        0%           0%           0%
                                                                 -------- ------------- ----------------
ADR's Annual volatility of the expected market price                 1.3          1.25         1.58
Expected life of the options                                         2.90         2.81         4.90


CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

         The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The company has one large customer in the broadcasting segment which alone accounts for 23%, 28% and 25% of the company's consolidated revenue for 2001, 2002, and 2003, respectively.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


OTHER INCOME (EXPENSES), NET

         Other income (expenses), net of DKK 693 in 2003 mainly relates to cancellation of written options issued in connection with business acquisitions and provision for losses on an arbitration case.

         Other income (expenses), net of DKK (8,618) in 2002 mainly relates to changes in the fair values of written options issued in connection with business acquisitions.

         As of December 31, 2002 Medani A/S exercised the written put option issued at the time of the Company's purchase of an 85% equity interest in EuroTrust NetVaulting A/S to sell its remaining equity interest of 15% in EuroTrust NetVaulting A/S to the Company. The Company recorded a loss of DKK 4,498 with regard to this option which is included within other (expenses) income, net in the consolidated statement of operations for the year ended December 31, 2002.

         The Company  has issued a written  put option to buy a 25%  interest in
EuroTrust Secure Hosting A/S in 2004 at a price based on the future profitability of EuroTrust Secure Hosting A/S or for a minimum of DKK 2,500. In addition, the Company has issued a written call option to sell an additional 10% of EuroTrust Secure Hosting A/S for DKK 50. These options have been included as a liability in the financial statements at their respective fair values, resulting in an expense of DKK 2,287 in 2002 which is included within other income (expenses), net in the consolidated statement of operations for the year ended December 31, 2002.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond their contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RECLASSIFICATIONS

         Certain balances in the financial statements for December 31, 2001 and 2002 have been reclassified to conform to the headings and classifications used in the December 31, 2003 financial statements

RECENTLY ISSUED ACCOUNTING STANDARDS

            In November 2002, the Emerging Issues Task Force issued its consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF Issue No. 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material effect on EuroTrust's financial statements.

      In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No, 104 "REVENUE RECOGNITION" which codifies, revises and rescinds certain sections of SAB No. 101, "REVENUE RECOGNITION", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on EuroTrust consolidated financial position, results of operations or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN ("ARB") NO. 51." In December 2003, the FASB issued a revision to Interpretation No. 46, and interpretation of ARB Opinion No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB 51 "CONSOLIDATED FINANCIAL STATEMENTS," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.


      Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the unmodified provisions of the interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.


      Among the scope expectations, companies are not required to apply FIN 46R to an entity that meets the criteria to be considered a "business" as defined in the interpretation unless one or more of four named conditions exist. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. EuroTrust does not have any interests in VIE's and the adoption of FIN 46R did not have a material impact on EuroTrust financial position, results of operations or cash flows.

      In April, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No.
133. The adoption of this statement did not have a material effect on EuroTrust's financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


      On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of this statement is not expected to have a material effect on EuroTrust's financial statements.

2.       INVESTMENT SECURITIES

         The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                               GROSS
                                                            UNREALIZED          FAIR
                                                COST          LOSSES            VALUE
                                                ----          ------            -----
 December 31, 2002:
 Shares in Land and Leisure A/S                   1,111           (541)             570
                                           ------------   -------------   -------------
 Total                                            1,111           (541)             570
                                           ------------   -------------   -------------

 December 31, 2003:
 Shares in Land and Leisure A/S                     698           (394)             304
                                           ------------   -------------   -------------
 Total                                              698           (394)             304
                                           ------------   -------------   -------------

The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income.

3.       LONG TERM INVESTMENTS

         The following is a summary of long-term investments that are stated at cost (in DKK)

                                                     December 31,
                                                2002              2003
                                          -----------------------------
 Shares in TrustItalia S.p.A.                       0                 0
 Shares in Excelsa SA s.r.l.                    2,792             2,494
 Shares in Wisekey SA                               0                 0
                                          -----------------------------
 Total long term investments                    2,792             2,494
                                          -----------------------------

         Based on our review of the valuation of investments made at December 31, 2002, we wrote down to zero our investments in Trust Italia S.p.A. (DKK 16,053), Wisekey SA (DKK 2,322) and certain other shares (DKK 751). These write downs are included in write-down of long term investments in the consolidated statement of operations for 2002.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         TRUST ITALIA SpA

         On November 30, 2000, the Company acquired 20% of the ordinary shares of Trust Italia SpA., an Italian digital security company. This amounted to the acquisition of 325,000 shares. The consideration comprised 750,000 ordinary shares of stock valued at DKK 11,788.

         During 2001, the agreement for the acquisition was amended, following investment in TrustItalia SpA by other parties, resulting in an ownership in TrustItalia of 15.7% (242,000 shares) and an additional cash consideration of DKK 4,265.

         Of the total shares acquired, 150,600 shares in Trust Italia SpA were purchased from Ben Rispoli who owned 9.8% of the shares of Trust Italia SpA. These shares were purchased in return for 559,155 shares in EuroTrust.

         On March 7, 2002 the Company granted a note payable totaling DKK 1,250,
to  Mr  Rispoli  who  has  since  provided  the  Company's   559,155  shares  he
subsequently acquired from the above transaction as collateral.

         The carrying value in the consolidated balance sheet of the loan to Mr. Rispoli as of December 31, 2002 was DKK 750 net of a provision for possible non-repayment of DKK 500.

         The note payable has been paid in full to Mr. Rispoli during 2003.

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment include the following (in DKK):

                                                                       DECEMBER 31,
                                                                       ------------
                                           Estimated              2002                     2003
                                             Life        -------------------------------------------
Land                                          N/A                     1,929                   1,929

Buildings                                  50 years                  27,077                  27,321
Technical equipment                      3 to 5 years                35,221                  24,998
Furniture and fixtures                   3 to 5 years                12,798                  10,031
Automobiles                                 5 years                   3,930                   3,536
Leasehold improvements                   3 to 10 years                5,477                   6,040
                                                         ------------------  ----------------------
                                                                     86,432                  73,855
Less accumulated depreciation                                      (37,459)                (18,514)
                                                         ------------------  ----------------------

Net property, plant and equipment                                    48,973                  55,341
                                                         ==================  ======================

Depreciation expense                                                 16,688                   7,872



         During 2002, based on a review of past results and market prospects we reduced the future projections of our Internet services segment businesses to a fair value estimated in accordance with SFAS

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


No. 144. The discount rates used ranged from 14 to 16 percent. This resulted in a pre-tax charge of DKK 11.0 million recorded in Amortization and write-downs in the accompanying financial statements in the consolidated statement of operations including DKK 5,287 of leased asset impairments.

         The net book value of leased assets included in property, plant and equipment totalling DKK 0 and DKK 0 at December 31, 2002 and 2003, respectively. Leased assets of DKK 5,287 were impaired as part of the DKK 11.0 million impairment of assets in 2002.

5.       GOODWILL

         Goodwill consisted of the following (in DKK):

                                                       December 31,
                                                  2002               2003
                                            --------------------------------
BALANCE AT THE BEGINNING OF THE YEAR              51,002             20,964

CHANGES:

               Additions                          36,732              2,977
               Disposals                         (1,427)                  0
               Impairment                       (65,343)                  0

                                            --------------------------------
BALANCE AT THE END OF THE YEAR                    20,964             23,941
                                            --------------------------------


              The remaining goodwill as of December 31, 2002 and 2003 relates to the Company's Broadcast Media segment.

         On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S), from Parken Sport & Entertainment thereby becoming the 100% owner of Europe-Visions A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 2,977, which was recorded as goodwill.

         During the fourth quarter of 2002 and 2003, the Company performed the annual impairment test and recorded an impairment charge of DKK 65.3 million and 0, respectively.,

         Fair value was estimated for each reporting unit, within EuroTrust, using the expected present value of discounted future cash flows the unit is expected to generate over its remaining life. When making these estimates, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent and the terminal values were estimated based on terminal growth rates of 2 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The Company attributes the impairment losses to the deterioration in the market value of EuroTrust since January 1, 2002, the current general economic environment and current market situation, All of the goodwill impairment relates to the Internet services segment and the most significant single element of this write down relates to goodwill recognized in connection with the purchase of Alphasys SAS in January 2002 of DKK 33.2 million. (See Note
7).

         During 2001, the Company performed an impairment tests in accordance with APB Opinion 17 and SFAS No. 121 and recorded an impairment charge of DKK
53.7 million; DKK 36.2 million thereof is included in the Internet services segment and DKK 17.5 million is included in the Broadcast media segment. The impairment is a result of a change in the Company's strategy and results realized on the investments

6.       LICENSE RIGHTS AND OTHER INTANGIBLES, NET

License rights and other intangible fixed assets are classified as definite life intangible assets and consisted of the following:

                                                                             December 31,
                                                                    --------------------------------
                                                                         2002             2003
                                                                    ----------------  --------------
Definite Life Intangible Assets:
         Software licensing rights                                            78,403         52,540
         Other intangible fixed assets                                         7,314          5,816
                                                                    ----------------  --------------

                                                                              85,717         58,356
                           Less accumulated amortization                    (84,172)       (57,256)
                                                                    ----------------  --------------

Net definite life intangible assets                                            1,545          1,100
                                                                    ================  ==============

Amortization expense                                                         (9,727)          (445)
Weighted average amortization period                                    5 Years         5 Years

         Estimated future amortization expenses related to rights and other intangibles at December 31, 2003 is as follows: DKK 300 in each of the years 2004, 2005 and 2006 and DKK 200 in 2007.

7.       BUSINESS COMBINATIONS

         ACQUISITIONS DURING 2003

         On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S), from Parken Sport & Entertainment thereby becoming the 100% owner of Europe-Visions A/S. The purchase price exceeded the fair market value of net assets of Europe-Visions acquired by approximately DKK 2.9 million, which was recorded as goodwill.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         ACQUISITIONS DURING 2002)

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

         The total purchase price has been allocated to the assets acquired and the liabilities assumed on the acquisition date. In the provisional purchase price allocation goodwill of DKK 33.2 million was recorded in connection with this acquisition, which forms part of The Company's Internet Security Product and Services Segment. The results of these operations have been consolidated in the Company's financial statements since January 21, 2002.

         As of December 31, 2002, following an assessment of the current and future performance of the Alphasys business, we tested the goodwill arising on this acquisition for impairment. As a result of this test we wrote down the carrying value of the goodwill from DKK 33.2 million to zero. The tangible fixed assets acquired were also written down to zero as a result of this impairment test.

         EUROTRUST NETVAULTING A/S (FORMERLY WISEHOUSE A/S)

         As of December 31, 2002 Medani A/S exercised the written option issued at the time of the Company's purchase of an 85% equity interest in EuroTrust
NetVaulting A/S to sell its remaining equity interest of 15% in EuroTrust NetVaulting A/S to the company. The consideration comprised 134,083 ADR's, valued at DKK 5,000. The share purchase was made in accordance with the terms of a shareholder agreement with the minority shareholder Medani A/S. The EuroTrust ADR's issued to Medani A/S in this transaction were purchased from a shareholder who had purchased the shares in the market, at the request of the Company, during the period August 2002 to November 2002. The shares were sold to the Company at the same price that the shareholder had paid in the market with an additional 1% to cover transaction costs. The shareholder has been working as a consultant to EuroTrust NetVaulting A/S.

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

                         EUROTRUST A/S AND SUBSIDIARIES

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

ACQUISITIONS DURING 2001

         EUROTRUST NETVAULTING A/S (FORMERLY WISEHOUSE A/S)

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

         The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in DKK):

                                                August 31,2001
                                                --------------
Currents asset                                      37,018
Fixed assets                                         8,350
Goodwill                                             6,343
                                                    ------
Total assets acquired                               51,711
                                                    ======

Currents Liabilities                               (12,834
Long-term debt                                     (10,584)
Minority interest                                   (3,293)
                                                   -------
Total liabilities assumed                          (26,711)
                                                   -------
NET ASSETS ACQUIRED                                 25,000
                                                   =======

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         NETNAME-SOLUTIONS.COM GmbH

         As part  of the  sale  of the  domain  name  registration  business  to
VeriSign, the Company acquired on June 30, 2001 the remaining 49% of Netname-Solutions.com GmbH, a German company offering Internet services that it did not already own. The consideration comprised DKK 219 in cash and DKK 2,267 in shares. The total consideration exceeded the fair value of the net liabilities assumed by DKK 4,095, which excess was recorded as goodwill. In July 2001, all shares in this investment were sold to VeriSign, see below.

The 51% investment in the Netname-Solution.com -Gmbh was consolidated until the date of sale.

DISPOSALS DURING 2003

         On November 30, 2003, the Company sold the assets in its secure remote back-up business, EuroTrust NetVaulting A/S, to Munk IT. The consideration includes a 10-year royalty agreement on future sales generated from our transferred customer base, and a lease of our TSM assets.

         On December 31, 2003, the Company sold its 70% interest in EuroTrust Sweden AB to CEO/shareholder (30% of EuroTrust Sweden - Klas Carlin) and our previous CTO Tobias Wahlgren for 1 DKK. All employment liabilities for Tobias Wahlgren is in connection with the agreement transferred from EuroTrust PKI Services A/S to EuroTrust Sweden AB. EuroTrust Sweden AB had a negative equity of approx. DKK 1.4 million as of December 31, 2003. Due to the negative equity EuroTrust has given EuroTrust Sweden AB the possibility for a loan of a maximum of DKK 1.6 million forward the period ending December 31, 2005. The loan can at anytime be transferred into equity of a maximum of 25% in EuroTrust Sweden AB.

         On December 31, 2003 we sold our interest in Alphasys for 1 DKK and recognized a gain of approximately 6,400 DKK gain on sale of subsidiary. The company was taken under liquidation in October 2003. Management believes in consultation with it's French attorney no liability will be raised against EuroTrust A/S .

         On November 30, 2003 the Company disposed of the operations and assets of Realtime Security A/S for 400DKK resulting in the Company recognizing a loss of 520 DKK on the sale.

DISPOSALS DURING 2001

         In July 2001, the Company sold its domain name registration business to VeriSign. This sale includes the disposals of these activities from Euro909.dk A/S and the disposals of the Company's investments in Grona Verket AB, Primaerdata AS, Euro909 France and NetName-Solutions.com GmbH. The consideration for the sale to VeriSign totalled DKK 210,687 in cash, of which DKK 41,607 was paid into an escrow account. Of this restricted cash, DKK 39,621 was received in 2002 and the remaining DKK 1,986 was received in 2003. The sale to VeriSign resulted in a gain of DKK 217,783 in 2001.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         In December 2001, the Company sold its investment in TV Bio+ and 15% of its investment in Euro909Media A/S for cash consideration of DKK 1 (DKK one krone) and DKK 12 million, respectively. These sales resulted in a loss of DKK 4,596.

         In December 2001, the Company sold its Print and Online Media segment. The disposal included the disposal of All Media Holding A/S and its subsidiary Chili A/S. The Company's net liability in All Media Holding A/S totalled DKK 1,417. See Discontinued operations. The consideration for the Print and Online Media segment totalled DKK one in cash. In addition the company had to settle a guarantee, given previously to Chili A/S for supporting their business development resulting in an additional loss of DKK 1,762. The sale of the Print and Online Media segment resulted in a loss of DKK 345.

8.       INVESTMENTS IN UNCONSOLIDATED COMPANIES

GBS A/S

     On January 1, 2001, the Company acquired 40% of Global Business Solutions A/S, a consulting company in Denmark. The consideration totalled DKK 1,694 in shares. The total consideration exceeded the fair value of the Company's share of the net liabilities of GBS A/S by DKK 2,313, which excess was recorded as goodwill. In addition, 130,000 stock options with an exercise price of $1.625 were also granted as consideration. The options vest if Global Business Solutions A/S realizes a profit. These options vested in 2002, but have not been exercised. The stock options expire as of January 31, 2004.

         During 2002 the Company sold 30% of the shares in GBS A/S. The sales price was DKK one thousand in cash.

         The  remaining   holding  of  10%,  which  is  included  in  long  term
investments, was written down during the fourth quarter of 2002. This amounted to a charge of DKK 425.

         In 2003, as part of a severance agreement with our former COO, Brain Mertz Pedersen, the Company invested 1.5 million DKK for a 25% ownership of Mediahuset Danmark ApS.

9.       FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

         The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of December 31, 2002 and 2003, because of the short maturity of those instruments.

ACCOUNTS RECEIVABLE,  RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER
         RECEIVABLES The carrying amount of Accounts receivable, receivables from related parties, VAT receivable and other receivables approximates their fair value as of December 31, 2002 and 2003 because of the expected short maturity of those instruments.

         Investment securities

         The fair values of investment securities are estimated based on quoted market prices for those or similar investments as of December 31, 2002 and 2003.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


LONG TERM INVESTMENTS

         For long-term other investments for which there are no quoted market prices, a reasonable estimate of fair value as of December 31, 2002 and 2003 is based on a review of the assumptions underlying the operating performance of the privately held companies.

SHORT TERM DEBT

         The fair value of the Company's short term debt is estimated as of December 31, 2002 and 2003, based on current rates offered to the Company for debt of the same remaining maturities.

ACCOUNT PAYABLE AND ACCOUNTS PAYABLE, RELATED PARTIES

         The carrying amount of accounts payable and accounts payable -related party approximates fair value as of December 31, 2002 and 2003, because of the short maturity of those instruments.

LEASE OBLIGATIONS

         The fair value of the Company's lease obligations is estimated by discounting the future cash flows at rates currently offered to the Company for debt of comparable maturities by the Company's bankers.

WRITTEN OPTIONS

         The fair value as of December 31, 2002 of the written put option included in the shareholder agreement in relation to EuroTrust Secure Hosting A/S, as described in note 7, is estimated by using a Black and Scholes option pricing model. The shareholder agreement has been cancelled in 2003 in relation to the sale of EuroTrust Secure Hosting A/S to Mondo A/S.

10.      DISCONTINUED OPERATIONS

         In December 2001, the Company decided to dispose of its Print and Online Media Operations. The operations disposed of included the subsidiaries All Media Holding A/S and Chili A/S. The decision to dispose of the print and online media segment was made in December 2001 and the sale was closed December 22, 2001. There were no significant operations between the measurement date and the disposal date. The sales price was 1 DKK .

         In 2002 Telia A/S has re-confirmed its exercise of its put option on the 22.5% of the shares it owned in Chili A/S and demanded the payment of the DKK 6 million exercise price. The Company has recognized a DKK 6,000 charge relating to this liability within line item 'Net loss from discontinued Print/On line Media Division' in the consolidated statement of operations for the year ended December 31, 2002. The liability has been settled in 2003 by a payment of DKK 3.4 million. The Company has recognized a DKK 2.6 million income relating to the settlement of this liability within the line item 'Net loss from Discontinued Print/On line Media Division in the consolidated statement of operations for the year ended December 31, 2003.

11.      SHORT-TERM BORROWING AND LINE-OF-CREDIT

         Short-term borrowing from a bank is due on demand and consists of the following (in DKK):

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


                                                       DECEMBER 31,

                                                   2002          2003
                                                   ----          ----
Nordea                                                  809             0
                                                -----------   -----------
                                                        809             0
                                                ===========   ===========

         At December 31, 2003 the Company also has secured lines-of-credit with banks up to DKK 0.5 million, of which DKK none had been drawn down at year-end. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2002 and 2003 were 7.0% and 6.0%, respectively.

12.      LEASES

            The Company is obligated under leases covering inventories, certain machinery and equipment and automobiles that expire at various dates during the next five years. At December 31, 2002 and 2003, the gross amount of machinery and equipment and automobiles and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                           2002           2003

Machinery and equipment                                      6,219            0
Automobiles                                                    525            0
                                                         ---------    ---------

                                                             6,744            0

Less accumulated depreciation (including impairments)        6,744            0
                                                         ---------    ---------
                                                                 0            0
Inventories                                                  7,215        7,215
Less previously impaired                                     7,215        7,215
                                                         ---------    ---------
                                                                 0            0
                                                         =========    =========


         Depreciation of assets held under capital leases is included in depreciation expense. Leased machinery and equipment of DKK 5,287 was fully impaired as part of the 2002 impairment of assets, which expense is recorded in amortization and write downs in the consolidated statement of operations. During 2003, the leased machinery and equipment was sold.

         In 2002 the Company entered into a sale and lease back agreement with IBM regarding the company's inventories of Tivoli licenses. The lease payments amount to DKK 3,706 per year and the agreement expires April 30, 2004. The lease is secured by 15,000 Tivoli licenses During 2003 the Company stopped making payments on the lease obligations due to disagreements regarding the underlying Tivoli Licenses; resulting in the lease obligation being in default according to the terms of the lease agreement. The Company is currently in discussions with IBM to resolve the underlying disagreements and renegotiate the terms of the lease agreement.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The Company also has several non-cancelable operating leases, primarily for office space, that expire over the next two years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases, amounted to DKK 6.1 million, DKK 3.4 million and DKK 1.8 million in the years ended December 31, 2001, 2002 and 2003, respectively.

         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments, primarily relating to Tivoli licenses, as of December 31, 2003 are:

                                                                    CAPITAL         OPERATING
                                                                    LEASES            LEASES
                                                                  ------------    -------------

Year ending December 31:
    2004                                                                 1,184            1,317
    2005                                                                     0              291
    2006                                                                     0                0
                                                                  ------------    -------------

              Total minimum lease payments                               1,184            1,608
                                                                                  =============

Less amount representing interest (at rates ranging from 3.0% to
    10.0%)                                                                   8
                                                                  ------------

              Present value of net minimum capital lease payments        1,176
                                                                  ------------

Less current installments of obligations under capital leases            1,176
                                                                  ------------

              Obligations under capital leases, excluding
                current installments                                         0
                                                                  ============

         At December 31, 2003 the Company has included approximately DKK 3,839, in accounts payable representing approximately DKK 3,744 in principal and DKK 95 in interest relating to unpaid lease commitment on the capital lease that is default based on the terms of the lease. The Company is currently attempting to renegotiate the related lease agreement.

13.      RELATED PARTY TRANSACTIONS

         In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties as follows:.

MR ALDO PETERSEN

         On November 30, 2000, we acquired 20% of Trust Italia SpA., an Italian digital security company. During 2001, the agreement for the acquisition was changed, following investment in TrustItalia SpA by other parties, resulting in an ownership in TrustItalia of 15.7% (242,000 shares) and

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


an additional cash consideration of DKK 4,265. The cash was paid to Aldo Petersen, the CEO of the Company who also owned 2.6% of the shares of Trust Italia SpA.

PARKEN SPORTS &  ENTERTAINMENT A/S

         Parken Sports & Entertainment A/S was a minority owner of 15% of the shares in Europe-Visions A/S (formerly Euro909Media A/S) until December 31, 2003. Aldo Petersen was a member of the board of directors of Parken Sports & Entertainment A/S until the end of December 2002 and currently holds 40,000 shares representing ownership of approximately 2% of the issued share capital of Parken Sports & Entertainment.

         On November 29, 2001, the Company entered into an agreement with Parken Sports & Entertainment A/S for pitch-side advertising and corporate hospitality at football matches involving FC Copenhagen, a team owned by Parken Sports & Entertainment. The agreement is expires December 31, 2007.

                                                               DECEMBER 31,
                                                               ------------
                                                              2002        2003

Parken Sports & Entertainment A/S (Purchases)                    908      1,074
                                                           ==========  ========

Parken Sports & Entertainment A/S (Prepaid expenses)           3,280          0
                                                           ==========  ========

As of 31 December 2001 Aldo Petersen owed EuroTrust A/S DKK 3,084 representing the balance on his loan account with the company. This loan account was fully repaid during 2002.

VERISIGN INC

         VeriSign is a minority shareholder in EuroTrust A/S (18%) as of December 31, 2003. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                        DECEMBER 31,
                                                        ------------
                                                      2002         2003
                                                      ----         -----

VeriSign Inc. (Annual fees and royalties)              24,988        4,204
                                                   ===========  ===========

VeriSign Inc. (Accounts payable)                       12,833          477
                                                   ===========  ===========

         During 2001 the Company sold its domain name registration business to VeriSign for a gross cash consideration of DKK 210,687. During 2000 and 2001, the Company originally had purchased rights from VeriSign for DKK 75,305, which allows the Company to sell VeriSign products in a number of European countries (including Denmark, Sweden, Norway, Finland, Austria, Switzerland and Italy). During 2002 the balance on the amount capitalized for the rights acquired was written off due to the poor financial performance of the business.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign will pay the Company $8.5 million U.S. in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 2,748,720 of its ordinary shares (equivalent to 458,120 American Depository Receipts or "ADRs") from VeriSign for $1,136,138 U.S. The repurchase was authorized by the Company's shareholders.

NEMETH & SIGETTY A/S

         Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during the three years ended December 31, 2003. For the years ended December 31, 2001, 2002 and 2003 Nemeth & Sigetty A/S has been paid DKK 1,083, DKK 1,115 and DKK 418, respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2002 and December 31, 2003 were DKK 625 and DKK 0, respectively.

14.      INCOME TAXES

         The Company and each of its subsidiaries file separate tax returns in their country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2003 are as follows (in DKK):

                                                             DECEMBER 31,
                                                        -----------------------
                                                            2002         2003
                                                            ----         ----
DEFERRED TAX ASSETS
   Net operating loss carry forwards                         95,547     105,365
   Tax value of fixed assets in excess of book
     value of fixed assets                                   11,489       7,415

   Other temporary differences                                    0           0
   Deductible goodwill and intangible assets                 21,488       9,547
   Provisions                                                12,313      10,262
   Capital losses on shares                                   8,400           0
                                                        -----------------------
   Total deferred tax assets                                149,237     132,589
                                                                        -------
   Less: Valuation allowance                              (148,531)   (130.206)
                                                        -----------------------
   NET DEFERRED TAX ASSETS                                      706       2,383

Deferred tax liabilities                                          0           0

Total net deferred tax assets                                   706       2,383

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The recognized tax assets as of December 2002 and 2003 are related to temporary differences between the book and fiscal values of fixed assets in the profitable broadcasting segment and for the company EuroTrust Secure Hosting A/S.

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

         The tax loss carry-forwards available at December 31, 2003 and their expiration years are as follows (in DKK):

    EXPIRATION YEAR               DENMARK    SWITZERLAND        TOTAL
    ---------------               -------    -----------        -----
   2004                            31,576                       31,576
   2005                            44,706                       44,706
   2006                            83,566                       83,566
   Indefinitely                   161,750         12,250       174,000
                                  -------         ------       -------

   Total                          321,598         12,250       333,848
                                  =======         ======       =======


         The accumulated tax loss carry forwards cannot be used by all group companies as only a limited number of companies are jointly taxed.

         For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                     DECEMBER 31,
                                         ----------------------------------

                                             2001        2002        2003
                                             ----        ----        ----

   Pretax income (loss):
      Denmark                                19,028   (268,422)       (995)
      Sweden                                      0     (2,844)           0
      France                                      0     (3,616)           0
      UK                                    (2,798)          45           0
      Switzerland                                 0     (3,081)     (9,169)
                                         ----------------------------------
                                             16,230   (277,918)    (10,164)
                                             ======   =========    ========

   Significant components of the provision for income taxes are:

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


      Current:  Denmark                        (527)     (2,849)       (186)
                Others                             0           0           0
                                             -------   ---------     -------
                                               (527)     (2,849)       (186)
                                             -------   ---------     -------

      Deferred:  Denmark                         503         350       1,677
                 Others                            0           0           0
                                             -------   ---------     -------
                                                 503         350       1,677
                                             -------   ---------     -------
         Total:                                ( 24)     (2,499)       1,491
                                             =======    ========     =======



         The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                                 2001       2002      2003
                                                                 ----       ----      ----
Danish income tax rate........................................     30%       30%        30%
Non taxable gain on sold business                                (394%)       0%         0%
 Non deductible impairment charges                                108%     (10)%         0%
Change in valuation allowance on deferred tax assets..........    264%     (21)%        45%
Other items, net..............................................    (8)%        0%         0%
                                                                ------   ------     ------
Reported income tax expense...................................      0%      (1)%      (15)%
                                                                ======   ======     ======


15.      SHAREHOLDERS' EQUITY

TREASURY SHARES

         During 2001 the Company decided to start a buy-back program of treasury shares. At December 31, 2003 the Company had a total of 426,564 (not in thousands)_treasury shares. During the period from September 2002 to December 2002, a total of 92,400 shares were purchased by a shareholder and were then sold back to the Company at the same price as that originally paid by the shareholder. During 2002 the Company purchased an additional 603,250 (not in thousands) treasury shares through its stockbroker. The Company has not bought any additional treasury shares in 2003.

         In 2001 the Company used treasury shares in connection with a business acquisition, see also note 7.

         In 2003 the Company issued from treasury 836,536 (not in thousands) treasury shares valued at DKK 1,088 (the market price of the common share on the date issued from treasury) in connection with a guarantee for equity financing in EuroTrust in the event of needed funding. The guarantee expired May 9, 2004 The DKK 1,088 has been recorded as interest expense in the accompanying financial statements..

2001 SHARE ISSUANCES

         During 2001 the Company issued 6,306 common shares for cash in private placements resulting in total proceeds to the Company of DKK 122,411.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         In 2001 the Company issued a total of 248 common shares as partial consideration for a newly acquired businesses.

         During 2003 the Company issued 4,550, common shares for 6,290 DKK received upon the exercise of stock options.

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

The following table presents the computation of basic and diluted average common shares outstanding:

                                                    YEAR ENDED DECEMBER 31,

                                                  2001       2002        2003

Determination of basic and diluted shares:

Weighted-average shares outstanding
                                                  24,185     26,162     28,668
Potential common shares--dilutive stock
options                                              560         --         --

Basic and diluted average common shares
outstanding                                       24,745     26,162     28,668

In 2003, the Company excluded 816 weighted-average common share equivalents with a weighted-average share price of $0.23 and in 2002, the Company excluded 83 weighted-average common share equivalents with a weighted-average share price of $0.84 from the potential common shares because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of the Company's common stock for the period.

Subsequent to the year ended December 31, 2003 the Company, repurchased 2,748,720 of its ordinary shares in connection with the sale of assets of PKI to VeriSign. See Note 24.

17.      STOCK OPTIONS

         STOCK OPTIONS

         2001 INCENTIVE OPTION PLAN

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         During 2001, the Board authorized the grant and issue of 2,125,000 (not in thousands) options each to purchase one common share at various share prices ranging from $1.05 to $1.71 to employees and directors of the Company. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through their expiration dates ranging from August 31, 2003 to December 31, 2005. At December 31, 2003, 460,000 (not in thousands) options were outstanding.

         In addition during 2001, the Board authorized the grant and issue of 45,000 (not in thousands) options each to purchase one common share at a price of $1.09. 15,000 (not in thousands) of these options became exercisable during 2002, 15,000 (not in thousands) vest in 2003 and the remainder vest in 2004. These options all expire on December 31, 2004.

         2002 INCENTIVE STOCK OPTION PLAN

         During 2002, the Board authorized the grant and issue of 2,483,545 (not in thousands) stock options each to purchase one common share at various share prices ranging from $0.39 to $1.31 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. 1,806,744 (not in thousands) of these options were outstanding at December 31, 2003. The stock options are exercisable during the year of grant through their expiration dates ranging from March 31, 2004 to May 31, 2005.

         2003 INCENTIVE STOCK OPTION PLAN

During 2003, the Board authorized the grant and issue of 7,912,500 (not in thousands) stock options each to purchase one common share at various share prices ranging from $0.20 to $0.48 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 4,548,474 (not in thousands) were exercised with the remaining 3,364,026 (not in thousands) outstanding at December 31, 2003. The stock options are exercisable during the year of grant through their expiration dates ranging from May 30, 2005 to February 3, 2008.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the three years ended December 31, 2003 is as follows:

                                            2001                         2002                         2003
                                                 WEIGHTED                     WEIGHTED                     WEIGHTED
                                     OPTIONS     AVERAGE         OPTIONS       AVERAGE         OPTIONS     AVERAGE
                                              EXERCISE PRICE                EXERCISE PRICE              EXERCISE PRICE
                                              --------------                --------------              --------------
   Outstanding, beginning of year      2,420           $2.76       4,335             $1.91       6,124           $1.32
   Granted                             2,170           $1.39       2,484             $0.82       7,912           $0.23
   Exercised                               0               0           0                 0       4,548           $0.21
   Forfeited                               0               0         100             $1.20       1,502           $0.99
   Expired                               255           $5.69         595             $3.50       2,310           $1.25
   Outstanding, end of year            4,335           $1.91       6,124             $1.32       5,676           $0.52
   Exercisable, end of year            3,266           $2.08       6,094             $1.32       5,661           $0.52
Weighted average fair value of
options granted during the year                        $1.37                         $0.60                       $1.07

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


      The following table summarizes information about stock options outstanding as of December 31, 2003:

                                            WEIGHTED-AVERAGE
         RANGE OF               SHARES         REMAINING        WEIGHTED-AVERAGE       SHARES     WEIGHTED-AVERAGE
     EXERCISE PRICES         OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE    EXERCISE PRICE
     ---------------         -----------    ----------------    ----------------    -----------   ----------------
      $0.20 - $0.25                2,824       4.2 years             $0.22                2,809         $0.22
      $0.41 - $0.48                  540       3.2 years             $0.44                  540         $0.44
      $0.39 - $0.55                  457       1.4 years             $0.55                  457         $0.55
      $0.78 - $1.09                1,355       1.3 years             $0.91                1,355         $0.91
      $1.12 - $1.78                  500       0.76 years            $1.26                  500         $1.26
          Total                    5,676          2.91               $0.52                5,661         $0.52

         No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

19.      PENSIONS

         During 2001, 2002 and 2003, the company has recognized expenses for defined contribution pension agreements with paid to pension and insurance companies on behalf of employees totalling DKK 1.7 million, DKK 1.5 million and DKK 1.8 million, respectively. The Company has no liability beyond their contributions related to the pensions.

20.      NON-CASH FINANCING AND INVESTING ACTIVITIES

         Capital lease obligations of DKK 8,069 and DKK 525 were incurred in 2001 and 2002 respectively, when the Company entered into leases for machinery, equipment and automobiles. As of December 31, 2003 no obligations relating to machinery, equipment and automobiles were outstanding.

         In 2003 the Company issued from treasury, 836,536 shares of its common stock in connection with a guarantee for committing a private Placement in EuroTrust valid for 12 months.

         In 2002 the Company issued from treasury, 804,498 shares of its common stock with a market value of DKK 5,000 as consideration for the purchase of a 15% interest in the subsidiary EuroTrust NetVaulting A/S.

         In 2001 248,000 shares of common stock at a price of DKK 3,962 and treasury stock with a market value of DKK 1,165 were issued as partial consideration for acquired businesses.

21.      COMMITMENTS

         The Company has entered into an agreement to pay minimum royalties and annual fees to VeriSign for first quarter 2004. The minimum royalties and annual fees pursuant to these agreements amount to approximately DKK 2,000 (US$328). These commitments were amended in 1. quarter 2004.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The Company issues product guarantees in accordance with Danish law, normally covering the subscription period of services provided to customers. The Company has not incurred any costs in fulfilling these guarantees and the Company estimated a liability of $0 for the cost of such guarantees as of December 31, 2002 and 2003.

22.      LITIGATION

         The Company has recorded a provision of DKK 1,000 for expenses relating to an arbitration court regarding the construction of our building located here in Soeborg. The constructor claims bills for extra work performed and EuroTrust claim compensation due to insufficient work performed by the constructor. The result of the arbitration court was a net payment to the constructor of approx. DKK 1,000.

23.      SEGMENT REPORTING

The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the broadcast media business segment and prior to 2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has three reportable segments under SFAS 131 (i) Internet services, (ii) broadcast media and (iii) other. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation.

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

         Reportable segment information for each geographical and business segment for each of the years ended December 31, 2001, 2002 and 2003 is presented in the following tables:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


                            2001                  2002                  2003
                        DKK      %            DKK      %            DKK      %           USD

Denmark (1)           100,016   66%         110,992   82%         133,397   80%         22,391
Norway                 19,117   13%           4,967    4%           8,278    5%          1,389
Sweden                 29,703   20%           2,874    2%           7,736    5%          1,299
France                  2,310    2%           9,636    7%           5,770    3%            969
Finland                     0    0%           2,763    2%           4,718    3%            792
Austria                     0    0%           1,884    1%           1,593    1%            267
Switzerland                 0    0%           2,673    2%           4,563    3%            766
Other                     768    1%               0    0%             356    0%             60
                    ---------------     -----------------      ----------------      ---------
                      151,914  100%         135,789  100%         166,411  100%         27,933
                    ---------------     -----------------      ----------------      ---------


(1) The amount for 2001 do not include revenues from the print and online media business because that business was sold in 2001 and is reflected as loss from discontinued operations.

         The segmented data are as follows:



[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


                                                                        YEARS ENDED DECEMBER 31,
                                                           2001             2002           2003          2003
                                                       ------------  ---------------  ------------  ------------
                                                            DKK             DKK             DKK          USD

INTERNET SERVICES:
Net revenue                                                  72,183           63,769        77,792       13,058
Operating expenses:
      Cost of sales                                          41,902           80,472        28,374        4,763
      Selling and marketing expenses                         59,126           39,299        33,696        5,656
      General and administrative expenses                    46,512           34,949        28,076        4,713
      Depreciation, amortization and write down              90,572          161,289         3,553          596
                                                       ------------  ---------------  ------------  ------------
      Total operating expenses                              238,112          316,009        93,699       15,728
                                                       ------------  ---------------  ------------  ------------
Operating income (loss)                                   (165,929)        (252,240)      (15,907)      (2,670)
                                                       ------------  ---------------  ------------  ------------
Capital expenditure                                         105,972            9,210         1,762          296
                                                       ------------  ---------------  ------------  ------------
Total assets                                                111,662           99,962        65,655       11,020
                                                       ------------  ---------------  ------------  ------------

BROADCAST MEDIA
Net revenue                                                  79,731           72,020        88,619       14,875
Operating expenses:
      Cost of sales                                          55,710           40,534        58,045        9,743
      Selling and marketing expenses                          8,980           10,150        12,085        2,028
      General and administrative expenses                    10,140            9,934        12,537        2,104
      Depreciation, amortization and write down              34,980            4,828         4,764          800
                                                       ------------  ---------------  ------------  ------------
      Total operating expenses                              109,810           65,446        87,431       14,676
                                                       ------------  ---------------  ------------  ------------
Operating income (loss)                                    (30,079)            6,574         1,188          199
                                                       ------------  ---------------  ------------  ------------
Capital expenditure                                          34,646            8,261        13,743        2,307
                                                       ------------  ---------------  ------------  ------------
Total assets                                                 56,555           68,255        75,190       12,621
                                                       ------------  ---------------  ------------  ------------

CONSOLIDATED
Net revenue                                                 151,914          135,789       166,411       27,933
Operating expenses:
      Cost of sales                                          97,612          121,006        86,418       14,506
      Selling and marketing expenses                         68,106           49,449        45,781        7,684
      General and administrative expenses                    56,652           44,883        40,614        6,817
      Depreciation, amortization and write down             125,552          166,117         8,317        1,396
                                                       ------------  ---------------  ------------  ------------
      Total operating expenses                              347,922          381,455       181,130       30,403
                                                       ------------  ---------------  ------------  ------------
Operating income (loss)                                   (196,008)        (245,666)      (14,719)      (2,470)
                                                       ------------  ---------------  ------------  ------------
Capital expenditure                                         140,618           17,471        15,505        2,603
                                                       ------------  ---------------  ------------  ------------
Total assets                                                445,611          168,217       140,845       23,641
                                                       ------------  ---------------  ------------  ------------


               DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9576.

24.      SUBSEQUENT EVENTS

         In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a 3-years royalty agreement on future sales generated from our transferred customer base. The agreement includes a minimum amount of DKK 7.1 million over the 3-years period.

         In March 2004, the Company through its wholly owned subsidiary, Europe-Vision, entered into a new 3 year agreement to have TDC Kabel TV A/S continue to televise our dk4 channel. The agreement extends the 10 year relationship between the two companies and means that TDC Kabel TV will continue through dk4 to provide local content, movies, sports, political coverage and cultural programming to its subscribers.

         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign will pay the Company $8.5 million U.S. in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

         Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 2,749 of its ordinary shares (equivalent to 458 American Depository Receipts or "ADRs") from VeriSign for $1,136 U.S. The repurchase was authorized by the Company's shareholders.

                                INDEX TO EXHIBITS

                                    EXHIBITS

    1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

    1.2     Rules of Procedures of the Registrant, as amended (2)

    4.2 VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated November 17, 2000 (1)(4)

    4.2(a) Amendment No. 2 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated June 17, 2002(5)

    4.2(b) Amendment No.3 to the VeriSign International Affiliate Agreement between the Registrant and VeriSign, Inc., dated February, 2003(4)(5)

    4.3 Employment Agreement between the Registrant and Aldo Petersen, effective July, 2001(5)

    4.4 Employment Agreement between the Registrant and Soren Degn, effective in September 2003*

    8.1     List of the Subsidiaries of the Registrant *

    11.1    Code of Ethics*

    12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

    12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

    13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

    13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

-----------
* Included herewith.

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

(5) Incorporated by reference to the Company's Annual Report on Form 20-F, filed on September 23, 2003.