Form 20-F
period 2004-12-31
EUROTRUST A/S
filed 2005-06-03
CIK 1041457

As filed with the Securities and Exchange Commission on June 3, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _
      _________ to __________

                          Commission File No.: 0-30690


                                  EUROTRUST A/S
                                      f/k/a
                                 Euro909.com A/S
               (Exact name of Company as specified in its charter)

         EUROTRUST A/S                                THE KINGDOM OF DENMARK
(Translation of Company's name                   (Jurisdiction of incorporation
       into English)                                    or organization)

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

Indicate the number of  outstanding
shares  of  each  of the  Company's
classes of capital or common  stock
as of close of the  period  covered
by the annual report (December 31,         Ordinary shares 5,108,267
2004):                                     American Depositary Shares: 5,108,267

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

                                 YES [X]          NO [ ]

      Indicate by check mark which financial statement item the Registrant has elected to follow

                             Item 17 [ ]     Item 18 [X]

                                TABLE OF CONTENTS

                                                                                            PAGE
EXCHANGE RATE INFORMATION......................................................................3

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................4

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................4

ITEM 3.     KEY INFORMATION....................................................................4

ITEM 4.     INFORMATION ON THE COMPANY........................................................13

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................23

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................37

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................43

ITEM 8.     FINANCIAL INFORMATION.............................................................45

ITEM 9.     THE OFFER AND LISTING.............................................................45

ITEM 10.    ADDITIONAL INFORMATION............................................................47

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................51

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................51

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................52

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS......52

ITEM 15.    CONTROLS AND PROCEDURES...........................................................52

ITEM 16.    RESERVED..........................................................................52

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT..................................................52

ITEM 16B.   CODE OF ETHICS....................................................................52

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES............................................53

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT...................................53

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED.......................53

ITEM 17.    FINANCIAL STATEMENTS..............................................................54

ITEM 18.    FINANCIAL STATEMENTS..............................................................54

ITEM 19.    EXHIBITS..........................................................................55

SIGNATURES ...................................................................................56

                            EXCHANGE RATE INFORMATION

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2004 into U.S. dollars at an exchange rate of $1.00 = DKK 5.4676, which was the noon buying rate on December 31, 2004, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2004, or at any other rate.

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

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, our ability to identify new under valued opportunities for investment or acquisition; the potential unforeseen impact of product or service offerings from competitors; our ability to raise additional capital should it be required to finance our growth aspirations; our ability to negotiate appropriate strategic relationships; our ability to control costs and expenses; and general economic and political conditions and specific conditions in the markets we address and the factors set forth under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not required because this Form 20-F is filed as an Annual Report.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

         Not required because this Form 20-F is filed as an Annual Report.

ITEM 3.       KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected consolidated financial data presented below as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

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

         On May 19, 2005 our shareholders approved a one for six reverse split of our ordinary shares such that six ordinary shares nominal value DKK 1.25 were combined into one ordinary share nominal value DKK 7.50 ("New Ordinary Shares").In lieu of issuing a fraction of a New Ordinary Share, we will pay to each holder the value thereof based upon the closing price of an ADS on the NASDAQ Small Cap Market on May 19, 2005. All information contained in this annual report has been presented as if such reverse stock split occurred as of January 1, 2000.

         The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                    2000       2001         2002         2003           2004       2004
                                                 ---------- ----------   ----------   ---------      ---------   --------
                                                    DKK         DKK         DKK           DKK           DKK         US$
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
       Revenue                                     188,628    151,914      135,789      166,411       112,111     20,505
       Total operating expenses                    290,870    347,922      381,455      181,130       130,342     23,839
                                                  --------   --------     --------     --------       -------     ------
       Operating loss                             (102,242)  (196,008)    (245,666)     (14,719)      (18,231)    (3,334)
                                                  ========   ========     ========     ========       =======     ======
       Net (loss) income from
                continuing operations
                                                  (101,384)    18,165     (277,348)      (8,930)       58,454     10,691
                                                  ========   ========     ========     ========       =======     ======
       Net (loss) income from
                discontinued operations            (25,042)   (10,460)      (6,000)       2,600             0          0
                                                  ========   ========     ========     ========       =======     ======
       Cumulative effect of change in                               0            0            0             0          0
                                                  ========   ========     ========     ========       =======     ======
       accounting principle                        (20,278)         0            0            0             0          0
                                                  ========   ========     ========     ========       =======     ======

       Net (loss) income                          (146,704)     7,705     (283,348)      (6,330)       58,454     10,691
                                                  ========   ========     ========     ========       =======     ======
       (Loss) Income from continuing operations
                 per average common share, basic    (35.88)      4.50       (63.61)       (1.91)        11.82       2.16
                                                  ========   ========     ========     ========       =======     ======
       (Loss) Income from discontinued operations
                 per average common share, basic     (8.82)     (2.58)       (1.38)        0.56          0.00       0.00
                                                  ========   ========     ========     ========       =======     ======
       Net (loss) income per average
                 common share, basic                (51.90)      1.92       (64.99)       (1.35)        11.82       2.16
                                                  ========   ========     ========     ========       =======     ======
       (Loss) Income from continuing operations
                 per average common share, diluted  (35.88)      4.38       (63.61)       (1.91)        11.10       2.03
                                                  ========   ========     ========     ========       =======     ======
       (Loss) income from discontinued
                 operations per average
                 common share, diluted               (8.82)     (2.52)       (1.38)        0.56          0.00       0.00
                                                  ========   ========     ========     ========       =======     ======
       Net (loss) income per average common
                 share diluted                      (51.90)      1.86       (64.99)       (1.35)        11.10       2.03
                                                  ========   ========     ========     ========       =======     ======
       Weighted average number of common
                 shares outstanding, basic           2,828      4.030        4,360        4,671         4,947      4,947
                                                  ========   ========     ========     ========       =======     ======
       Weighted average number of common
                 shares outstanding diluted          2,828      4,124        4,360        4,671         5,266      5,266
                                                  ========   ========     ========     ========       =======     ======

-------------------------
(1) In June 2001, the FASB issued SFAS 142 fully effective for fiscal years beginning after December 15, 2001, which changed the accounting for goodwill from an amortization method to an impairment-only approach. We adopted the provisions of SFAS 142 effective January 1, 2002. If the standards of SFAS 142 had been in effect beginning January 1, 2000 then (i) for the year ended December 31, 2000 our net loss would have been DKK 142,431 and both our basic and diluted loss per common share would have been DKK 50.28; and (ii) for the year ended December 31, 2001 our net income would have been DKK 12,364, our basic income per common share would have been DKK 3.06 and our diluted income per common share would have been DKK 3.00.

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                    2000       2001         2002         2003           2004       2004
                                                 ---------- ----------   ----------   ---------      ---------   --------
                                                    DKK         DKK         DKK           DKK           DKK         US$
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
INTERNET SERVICES:
       Revenue                                      94,999     72,183       63,769       77,792        21,098      3,859
       Total operating expenses                    179,985    238,112      316,009       93,699        33,461      6,120
                                                  --------   --------     --------     --------       -------     ------
       Operating loss                              (84,986)  (165,929)   (252,240)      (15,907)      (12,363)    (2,261)
                                                  ========   ========     ========     ========       =======     ======


BROADCAST MEDIA:
       Revenue                                      83,005     79,731       72,020       88,619        91,013     16,646
       Total operating expenses                     94,156    109,810       65,446       87,431        96,881     17,719
                                                  --------   --------     --------     --------       -------     ------
       Operating income (loss)                     (11,151)   (30,079)       6,574        1,188       (5,868)    (1,073)
                                                  ========   ========     ========     ========       =======     ======

OTHER:
       Revenue                                      10,624          0            0            0             0          0
       Total operating expenses                     16,729          0            0            0                        0
                                                  --------   --------     --------     --------       -------     ------
       Operating (loss) income                      (6,105)         0            0            0             0          0
                                                  ========   ========     ========     ========       =======     ======

DISCONTINUED OPERATIONS, NET (LOSS) GAIN:          (25,042)   (10,460)     (6,000)        2,600             0          0
                                                  ========   ========     ========     ========       =======     ======



CONSOLIDATED BALANCE SHEET DATA:

                                                                          AS OF DECEMBER 31,
                                                                          ------------------
                                                    2000       2001        2002        2003         2004         2004
                                                 ---------- ----------   ---------   ---------    ---------    --------
                                                   DKK         DKK          DKK         DKK          DKK          US$
                                                                            (IN THOUSANDS)
      Total assets                                357,051    445,611      168,217      140,845     178,248      32,600
      Net assets                                  199,638    333,168       44,242       46,360     101,566      18,576
      Capital stock                                25,814     34,006       34,006       39,693      38,312       7,007
      Working capital (deficit)                    (6,009)   137,256       (4,280)     (35,674)    (19,447)     (3,557)
      Number of ordinary shares outstanding         3,442      4,534        4,534        5,292       5,108       5,108

We have never paid any dividends on our ordinary shares.


EXCHANGE RATE INFORMATION

         The exchange rate on May 24, 2005 (the latest practicable date) was DKK
5.9035 per $1.00. The following table sets forth (i) the average exchange rate for the years 2000, 2001, 2002, 2003 and 2004 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                      AVERAGE
                                      -------
YEAR ENDED DECEMBER 31:
-----------------------
2000                                  DKK 8.0829
2001                                  DKK 8.3619
2002                                  DKK 7.8897
2003                                  DKK 6.5899
2004                                  DKK 5.9893


MONTH ENDED:                                          HIGH            LOW
------------                                          ----            ---

May 2005  (as of  May 24, 2005)                       DKK 5.9365      DKK 5.7469
April 2005                                            DKK 5.8158      DKK 5.7049
March 2005                                            DKK 5.7630      DKK 5.5502
February 2005                                         DKK 5.8312      DKK 5.6118
January 2005                                          DKK 5.7527      DKK 5.5061
December 2004                                         DKK 5.6334      DKK 5.4580


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

         We incurred a net loss in each of the years ended December 31, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2004 we had an operating loss of DKK 18.23 million (approximately $3.33 million). As of December 31, 2004, we had an accumulated deficit of DKK 457.4 million (approximately $83.7 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

         WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE. IF WE CANNOT DO SO, WE MAY NOT BE ABLE TO FUND OUR FUTURE ACTIVITIES OR CONTINUE OPERATING.

         Our future capital requirements will depend on a number of factors, including our ability to generate positive cash flow from operations, capital expenditure requirements and acquisition opportunities. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

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

     o   the non-renewal of our contract with TeleDanmark Kabel to carry dk4;

     o   the non-renewal of our contract with Canal Digital A/S to carry dk4;

     o   the  continued   interest  in  televising   live  sporting   events  in
         Scandanavia;

     o   the  pace  at  which  new   television   programming   is  produced  in
         Scandinavia;

     o   customer renewal rates for our products and services;

     o our success in cross marketing our products and services to our existing customers and to new customers;

     o   developing our direct and indirect distribution channels;

     o a decrease in the level of spending for Internet products and services from which our royalties are based;

     o   our ability to expand our operations;

     o our success in assimilating the operations and personnel of any acquired businesses;

     o the impact of price changes in our products and services or those of our competitors; and

     o general economic conditions and economic conditions specific to the television programming production or Internet services industry.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ADSs would likely decline which may result in a significant decline in the value of your investment.

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

         Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services to (iv) our current business which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision. We have only a limited operating history in this business on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development.

         We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

WE COMPETE IN THE HIGHLY COMPETITIVE BROADCASTING INDUSTRY.

         The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, in 2001 we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

         Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S. If we are unable to renew any of the agreements the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

         As of May 1, 2005 we have approximately eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

WE MAY NEVER RECEIVE ANY ROYALTY PAYMENTS FROM THE SALE OF THE BUSINESSES RELATED TO OUR INTERNET SERVICES DIVISION.

         During 2003 and 2004 we sold all of the business operations related to our internet services division including, the secure internet hosting business, the digital video surveillance business, the secure remote back-up business, the PKI services business and the virus detection software and services business. Pursuant to the terms of the agreements for the sale of some of these businesses we are entitled to royalty payments until 2010. If any of these businesses fail to maintain or achieve market acceptance at a level necessary to sustain the business then, we will receive a diminished level of, or even no, royalty payments and, as a result, our results from operations may be adversely affected.

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

         Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     o   disrupting our business;

     o incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

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

OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

         A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner declines and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

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

     o   sales of ADSs by existing holders; and

     o   general economic conditions.

         In addition, Nasdaq has recently experienced broad price and volume fluctuations. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

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

OUR BUSINESS

         Until  December 2001,  our business  operated in three distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. As of January 1, 2004, we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. We sold our PKI services business to VeriSign, Inc.("VeriSign.") on April 1, 2004. We sold the last of our Internet related business, our virus detection software and services business on September 30, 2004.

         As a result of these various transactions, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia, Prime Vision.

         The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision now owns one of Europe's first High Definition mobile production units, five fully digitalized mobile production units and two mobile analog production units that we expect to rebuild into digital units during 2005. We use these assets to produce content both for our own broadcast operations and for outside clients.

         In addition to our television production operations, we continued to expand our media content platforms in 2004. Our original television channel, dk4, increased its subscriber base to record levels. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provided coverage of, among other sports, boxing, volleyball and basketball. However, the channel will not be televising soccer or handball the two most popular sports in Denmark, as these sports currently have agreements with other broadcasters.

         We are in on-going negotiations with TDC on Cable to carry 4SPORT. The early response to 4SPORT has been very encouraging. Given this response and the response to new programming for dk4, we plan to focus on the development and introduction of more speciality content platforms in 2005 and beyond.

         In particular, we believe that dk4's long-standing coverage of the European Parliament for Danish viewers should be extendible to a pan-European audience. The European Parliament is desirous of making the citizens of the member countries of the European Union ("EU") aware of the increased importance of the EU and the influence it has on the politics of its independent member nations. To support that objective, we have discussed with representatives of the European Parliament, the proposed establishment of Europa Kanalen ("The European Channel") to provide coverage of the EU political process for viewers in other countries. We hope to begin coverage in 2005 or 2006 in three countries and then to jointly assess the results of the European Channel with the European Parliament to determine whether coverage throughout Europe is practical. If successful, this could provide us with a Europe-wide content platform with substantial growth opportunities. Since content providers are historically among the most financially successful media operations, we plan to allocate significant resources to this initiative.

B.       BUSINESS OVERVIEW

         Our objective is to become a leading provider of television production facilities for live events in the Northern European market and to expand our offering of quality content on our dk4 broadcast station, as well as, to develop and introduce more speciality content platforms in the future, including our recently established specialty television channel 4SPORT.

         MEDIA

         For most of 2001 we operated two television channels, dk4 and Bio+. Both channels were carried by TDC on Cable, formerly known as TeleDanmark, Denmark's largest cable operator. In October 2001 we consolidated the programming of both channels into dk4, and expanded its programming by covering European Union parliament sessions and joining the Pan-European Parliament TV network. This decision was a result of the fact that the agreement with TDC to broadcast dk4 was extended and Bio+ was not. Also in 2001, we entered into two new distribution agreements and a new programming agreement for dk4. Specifically, we entered into distribution agreements with the Danish digital satellite television service provider Canal Digital A/S. In December 2003, we entered into a new four-year agreement with Canal for the continued distribution of dk4 programming on their digital satellite television network extending our relationship to December 31, 2007. In December 2003 we reacquired the remaining 15% minority interest in our broadcast business that we had previously sold to Parken Sport and Entertainment A/S for DKK 12 million in December 2001. In March 2004 we entered into a new agreement with TDC on Cable extending our relationship to December 31, 2006. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish

Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provided coverage of, among other sports, boxing, volleyball and basketball.

         We are in on-going negotiations with TDC on Cable to carry 4SPORT. The early response to 4SPORT has been very encouraging. Given this response and the response to new programming for dk4, we plan to focus on the development and introduction of more speciality content platforms in 2005 and beyond.

                  dk4

         We acquired dk4 in October 1999. As of December 31, 2004, approximately 44% of all households in Denmark had access to dk4. In 2001, dk4 launched its revised Internet platform. The homepage contains live video streaming, enabling subscribers to watch part of dk4's broadcasts live over the Internet.

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

         INTERNET PRODUCTS AND SERVICES

         We sold the remainder of our businesses in Internet products and services division during 2004 through the sale of our PKI services business, on April 1, 2004, and our virus detection software and services business on September 30, 2004. As a result, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia, Prime Vision.

         The following is a description of the Internet products and services we provided through year 2004:

         VIRUS SURVEILLANCE/DETECTION/SUPPORT, SECURITY PENETRATION TESTING/ANALYSIS. Gartner research indicates that the IT security-consulting sector represents the largest share of the Western European IT security market. To address this sector, we offered the Scandinavian business community an array of virus detection products and services marketed under our Virus 112 brand name. Through our wholly-owned subsidiary, EuroTrust Virus112 A/S ("Virus112"), we offered a suite of IT security consulting services including sophisticated virus detection software, IT security support, security gap penetration assessments and system vulnerability testing to more than 2,000 businesses in Denmark and Norway. Offered on a subscription basis, Virus112's Early Warning System scans the Internet for potential threats and immediately notifies its clients via fax, email and text messaging of any potential outbreaks, minimizing the risk of potential infections. In September 2001, Virus112 expanded its business by offering IT security consulting services that emphasize risk assessment and penetration testing services. In October 2002, Virus112 expanded its product offerings by adding the following:

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

         Until December 2003, we also offered our customers a number of other internet security products, including secure hosting, digital video surveillance and secure remote backup services. In December 2003, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

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

      o  Offsite   recording  and  storage  of  the   recordings  in  a  secured
         centralized location; and

      o  Email confirmation of alarms to minimize false alerts


DISTRIBUTION OF SALES

         The following tables set out our revenues by category and region for each of the years ended December 31, 2002, 2003 and 2004.

BREAKDOWN OF REVENUES BY CATEGORY(1)

                                  2002                        2003                         2004                    2004
                           ------------------          ------------------           ------------------           -----------
                          DKK         PERCENTAGE       DKK        PERCENTAGE        DKK        PERCENTAGE     US$      PERCENTAGE
                       ----------     ------------  ----------    ------------    ---------    ------------  -------   ------------
                                                            (CURRENCY AMOUNTS ARE IN THOUSANDS)
Internet services         63,769              47%      77,792             47%       21,098             19%     3,859           19%
Broadcasting              72,020              53%      88,619             53%       91,013             81%    16,646           81%

                       ----------     ------------  ----------    ------------    ---------    ------------  --------  ------------
                         135,789             100%     166,411            100%      112,111            100%    20,505          100%
                       ----------     ------------  ----------    ------------    ---------    ------------  --------  ------------

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET(1)

                     2002                   2003                         2004
                  DKK        %          DKK        %           DKK          %        USD
Denmark           110,992   82%         133,397   80%            95,952    85%        17,549
Norway              4,967   4%            8,278    5%             4,349    4%            795
Sweden              2,874   2%            7,736    5%             8,996    8%          1,645
France              9,636   7%            5,770    3%                 0    0%              0
Finland             2,763   2%            4,718    3%             1,163    1%            213
Austria             1,884   1%            1,593    1%               616    1%            113
Switzerland         2,673   2%            4,563    3%               955    1%            175
Other                   0   0%              356    0%                80    0%             15
               -------------------  --------------------- -----------------------------------
                  135,789  100%         166,411   100%          112,111   100%        20,505
               -------------------  --------------------- -----------------------------------

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

         Prime Vision produces programming for a large array of distributors of content in the Scandinavian market. We market the Prime Vision services through word of mouth from satisfied clients as well as from the publicity we receive as the Company responsible for the production of many important sporting events like soccer, basketball and boxing. Prime Vision has established a well known reputation in broadcasting of live sporting events and is involved in producing major sports events for large TV channels in Denmark and Sweden. We also produce content for large channels like DR, TV2, Viasat in Denmark, and STV, Canal Digital and Viasat in Sweden, which is helpful for marketing the capability of Prime Vision.

C.       ORGANIZATIONAL STRUCTURE OF THE COMPANY

         The following is a list of our significant subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries.

                                                   COUNTRY OF                    INTEREST
      SUBSIDIARY                                 INCORPORATION                   OWNERSHIP
      ----------                                 -------------                   ---------
      Europe-Visions A/S                  (1)       Denmark                       100.0%
      EuroTrust PKI Services A/S          (2)       Denmark         100.0% (Assets sold April 1, 2004)
      EuroTrust Virus112 A/S              (3)       Denmark        100.0% Assets sold September 30, 2004
      InAphone A/S                        (4)       Denmark               60.0% Sold Jan. 1, 2005

------------------------------------
     (1)      Formerly known as Euro909Media A/S
     (2)      Formerly known as EuroTrust Denmark A/S.
     (3)      Formerly known as Virus112.com A/S.
     (4)      Formerly known as 909.909 A/S


         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2004:

                                                    COUNTRY OF         INTEREST
         SUBSIDIARY                               INCORPORATION        OWNERSHIP
         ----------                               -------------        ---------

         Ciac A/S                                    Denmark            100.0%
         Prime Vision A/S                            Denmark            100.0%
         Arhustudiet A/S                             Denmark            100.0%
         Publishing & Management ApS                 Denmark             51.0%
         TV Akademiet A/S                            Denmark            100.0%
         Formedia A/S                                Denmark            100.0%
         Mobile Broadcasting A/S                     Denmark            100.0%


         PROPERTY, PLANT AND EQUIPMENT

         Our executive offices are located in Soeborg, Denmark, where we own facilities which comprise 1,554 square meters of floor space and also, house our Danish operations. As of April 1, 2004 we sublet approx. 600 square meters of office space in Soeborg to VeriSign, and as of October 1, 2004 we sublet approx. 1,164 square meters of office space including the basement in Soeborg to Comendo A/S, a provider of managed anti-virus and anti-spam system solutions in Denmark and purchaser of the assets of our EuroTrust Virus112 A/S subsidiary.

         On April 1, 2005, we sold our building located at Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638,000.

         For our broadcasting media operations, we lease 2,233 square meters in Copenhagen, Denmark, 1,534 square meters in Hvidovre, Denmark and 1,152 square meters in Aarhus, Denmark. Furthermore, we lease three apartments in Aarhus for a total of 459 square meters.

         For our Internet services operations, until February 2005, we leased 1,130 square meters of floor space in Aarhus, Denmark, for our remote data backup subsidiary, EuroTrust Net Vaulting. We sublet approximately 1,049 square meters of office space in Aarhus to Munk IT, Metro Express and Ewire. These subleases expired in the first quarter of 2005.

         The total aggregate annual lease costs were approximately DKK 2,950,000 for 2004. The operating leases are cancelable by both parties through various times between three and twelve months. We believe that the current facilities for our media operations will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         OVERVIEW

         Until  December 2001,  our business  operated in three distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. In December 2003 and January, 2004, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

         We sold our PKI services business on April 1, 2004 and our virus detection software and services business on September 30, 2004.

         As a result of these various transactions, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia, Prime Vision.

         The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision now owns one of Europe's first High Definition mobile production units, five fully digitalized mobile production units and two mobile analog production units that we expect to rebuild into digital units during 2005. We use these assets to produce content both for our own broadcast operations and for outside clients

         In addition to our television production operations, we continued to expand our media content platforms in 2004. Our original television channel, dk4, increased its subscriber base to record levels. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provide coverage of, among other sports, boxing, volleyball and basketball.

         We are in on-going negotiations with TDC on Cable to carry 4SPORT. The early response to 4SPORT has been very encouraging. Given this response and the response to new programming for dk4, we plan to focus on the development and introduction of more speciality content platforms in 2005 and beyond.

         In particular, we believe that dk4's long-standing coverage of the European Parliament for Danish viewers should be extendible to a pan-European audience. The European Parliament is desirous of making the citizens of the member countries of the European Union ("EU") aware of the increased importance of the EU and the influence it has on the politics of its independent member nations. To support that objective, we have discussed with representatives of the European Parliament, the proposed establishment of Europa Kanalen ("The European Channel") to provide coverage of the EU political process for viewers in other countries. We hope to begin coverage in 2005 or 2006 in three countries and then to jointly assess the results of the European Channel with the European Parliament to determine whether coverage throughout Europe is practical. If successful, this could provide us with a Europe-wide content platform with substantial growth opportunities. Since content providers are historically among the most financially successful media operations, we plan to allocate significant resources to this initiative.


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

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

           We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. At December 31, 2004 we have two customers who account for approximately 33% and 22% of our outstanding receivables.

 If we are unable to collect these receivables it would have a significant negative impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

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

         We recorded a write-down of our long term investments and marketable securities of approximately DKK 14.9 million in the year ended December 31, 2004.

         VALUATION OF LONG-LIVED ASSETS

         Our long-lived assets totaled DKK 92.6 million, as of December 31, 2004, which consist primarily of property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

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

         We recorded no impairment charge in the years ended December 31, 2003 and December 31, 2004.

         GOODWILL

         We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At December 31, 2004, we had DKK 24.56 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

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

         For the year ended December 31, 2004 base on our annual impairment assessment of goodwill, there were impairment of DKK 965 thousand

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

         We recorded an inventory loss provision related to our IBM Tivoli licenses, of DKK 21,651 in 2002. During 2003 we received a credit of DKK 3,367 recorded as a reduction to cost of sales for the return of 7,000 IBM Tivoli licenses.

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

         If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Our gross tax assets and valuation allowances were DKK 113.0 million and DKK 109.0 million respectively, as of December 31, 2004 resulting in a net deferred tax asset of DKK 4.0 million.

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

         CONSOLIDATED RESULTS

         YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

         Net revenue for the year ended December 31, 2004 was DKK 112.1 million, a decrease of DKK 54.3 million, or 32.6%, compared to revenue of DKK 166.4 million for the year ended December 31, 2003. The table below compares revenue for both years on a segment-by-segment basis.

                                             REVENUE                  AMOUNT OF         PERCENTAGE
                                                                      INCREASE           INCREASE
                                        2004            2000         (DECREASE)         (DECREASE)
                                    -------------   -------------   -------------      ------------
                                                      (IN THOUSANDS OF DKK)
Internet services                          21,098        77,792          (56,694)            (72.9%)
Broadcast media                            91,013        88,619             2,394               2.7%
TOTAL                                     112,111       166,411          (54,300)            (32.6%)

         The Internet services segment showed a decrease in revenues and the broadcast media segment showed an increase in revenues. The decrease in revenue in our Internet services segment is primarily attributable to the sales of the businesses in that segment beginning in 2003 through September 30, 2004. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

         Total operating  expenses for the year ended December 31, 2004 were DKK
130.3 million, a decrease of DKK 50.8 million, or 28.1%, from the total operating expenses of DKK 181.1 million for the year ended December 31, 2003. This decrease is primarily attributable to decreases in Cost of sales, Selling and marketing, and General and administrative, expenses resulting primarily from the sales of the businesses in our Internet services segment. The table below shows our operating expenses by category on a segment-by segment basis.

                                                       COST OF SALES              AMOUNT OF         PERCENTAGE
                                                                                   INCREASE          INCREASE
                                                     2004            2003         (DECREASE)        (DECREASE)
                                                  -----------    -----------      -----------       -----------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                       6,765         24,170          (17,405)           (72.0%)
Internet services, related parties                      2,082          4,204           (2,122)           (50.5%)
Broadcast media                                        60,949         58,045            2,904              5.0%

                                                  -----------    -----------      -----------       -----------
TOTAL                                                  69,796         86,419          (16,623)           (19.2%)

                                                    SELLING AND MARKETING          AMOUNT OF         PERCENTAGE
                                                                                   INCREASE           INCREASE
                                                    2004           2003           (DECREASE)         (DECREASE)
                                                  -----------    -----------      -----------       -----------
                                                                   (IN THOUSANDS OF DKK)

Internet services                                      11,015         32,622          (21,607)            (66.2%)
Internet services, related parties                          0          1,074           (1,074)             (100%)
Broadcast media                                        14,225         12,085             2,140              17.8%
                                                  -----------    -----------      -----------       -----------

TOTAL                                                  25,240         45,781          (20,541)            (44.9%)

                                                GENERAL AND ADMINISTRATIVE        AMOUNT OF          PERCENTAGE
                                                                                   INCREASE           INCREASE
                                                     2004            2003         (DECREASE)         (DECREASE)
                                                  -----------    -----------      -----------       -----------
                                                                    (IN THOUSANDS OF DKK)
Internet services                                       9,914         27,658          (17,744)            (64.2%)
Internet services, related parties                        962            418              544             130.1%
Broadcast media                                        12,638         12,537              101               0.8%
                                                  -----------    -----------      -----------       -----------
TOTAL                                                  23,514         40,613          (17,099)            (42.1%)

                                                        DEPRECIATION
                                                        AMORTIZATION,
                                                         WRITE DOWN                 AMOUNT OF         PERCENTAGE
                                                   AND GOODWILL IMPAIRMENT          INCREASE           INCREASE
                                                     2004            2003          (DECREASE)         (DECREASE)
                                                  -----------    -----------      -----------       -----------
                                                                    (IN THOUSANDS OF DKK)
Internet services                                       2,723          3,553             (830)            (23.4%)
Broadcast media                                         9,069          4,764            4,305              90.4%
                                                  -----------    -----------      -----------       -----------
TOTAL                                                  11,792          8,317            3,475              41.8%

         In our Internet services segment the operating expenses generally decreased due to our continued focus on lowering expenses generally and the significant cost reduction from the divestiture of the businesses in this segment.

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

         For the year ended December 31, 2004, the gross profit for our Internet services segment was DKK 12.3 million, or a margin of 58.1% of segment revenues. For the year ended December 31, 2003, the gross profit for our Internet services business was DKK 49.4 million, or a margin of 63.5% of segment revenues. This decrease in gross profit margin is mainly attributable to the sales of most of the businesses in our in this segment beginning at the fourth quarter of year 2003.

         In the case of our broadcast media segment, the gross profit for 2004 was DKK 30.1 million, or 33.0% of segment revenues while the gross profit margin for 2003 was DKK 30.6 million, or 34.5% of segment revenues. This decrease is primarily attributable to the increase in cost resulting from our increased focus on further developing and enhancing our broadcast media business.

         For the year ended December 31, 2004 our operating loss increased by DKK 3.5 million to DKK 18.2 million compared to a loss of DKK 14.7 million for the year ended December 31, 2003.

         The operating loss for our Internet  services segment  decreased by DKK
3.5 million to DKK 12.4 million compared to a loss of DKK 15.9 million for the year ended December 31, 2003. This decrease is primarily attributable to the general decrease in operating expenses off-set by a decrease in revenues due to the divestiture of the businesses in this segment.

         For our broadcast  media segment,  we incurred an operating loss of DKK
5.9 million compared to an operating income of DKK 1.2 million for the year ended December 31, 2003. This decrease is attributable to the increase in operating expenses due to our increased focus on further developing and enhancing our broadcast media business.

         For 2004, we had interest income of DKK 0.5 million and interest expense of DKK 1.2 million. For 2003, interest income was DKK 0.2 million and interest expense was DKK 1.7 million. The increase in interest income in 2004 reflects the income of cash from the sale of our businesses. The decrease in interest expense in 2004 reflects an one time guarantee payment of DKK 1.1 million in 2003.

         For 2004, we had a net foreign exchange (loss) of DKK 1.3 million compared to a net foreign exchange loss of DKK 1.9 million in 2003.

         For 2004, based on our review of the valuation of long term investments and marketable securities held at December 31, 2004, we wrote down a total amount of DKK 14.9 million.

         Our Net income for the year ended  December  31, 2004  increased to DKK
58.5  million  compared  to a Net loss of DKK 6.3  million  for the  year  ended
December 31, 2003. The increase in our Net income of DKK 64.8 million is primarily attributable to one time gains from the sale of the Internet segment businesses in the aggregate of DKK 92.0 million offset by a one time write down of long term investments and marketable securities of DKK 14.9 million.

         YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

         Net revenue for the year ended December 31, 2003 was DKK 166.4 million, a increase of DKK 30.6 million, or 23%, compared to revenue of DKK 135.8 million for the year ended December 31, 2002. The table below compares revenue for both years on a segment-by-segment basis.

                                     REVENUE           AMOUNT OF     PERCENTAGE
                                                       INCREASE       INCREASE
                                 2003        2002     (DECREASE)     (DECREASE)
                             ----------- ------------ ------------  ------------
                                            (IN THOUSANDS OF DKK)

Internet services                77,792     63,769       14,023         22.0%
Broadcast media                  88,619     72,020       16,599         23.0%
TOTAL                           166,411    135,789       30,622         22.6%

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

                                  COST OF SALES       AMOUNT OF      PERCENTAGE
                                                       INCREASE       INCREASE
                                 2003        2002     (DECREASE)     (DECREASE)
                             ----------- ------------ ------------  ------------
                                            (IN THOUSANDS OF DKK)
Internet services                24,170     55,484     (31,314)          (56.4%)
Internet services, related
  parties                         4,204     24,988     (20,784)          (83.2%)
Broadcast media                  58,045     40,534       17,511            43.2%

                             ----------  ---------  -----------     ------------
TOTAL                            86,419    121,006     (34,587)          (28.6%)

                               SELLING AND MARKETING   AMOUNT OF      PERCENTAGE
                                                       INCREASE       INCREASE
                                 2003        2002     (DECREASE)     (DECREASE)
                             ----------- ------------ ------------  ------------
                                            (IN THOUSANDS OF DKK)
Internet services                32,622     38,391      (5,769)          (15.0%)
Internet services, related
  parties                         1,074        908          166            18.3%
Broadcast media                  12,085     10,150        1,935            19.1%

                             ----------  ---------  -----------     ------------
TOTAL                            45,781     49,449       3,668)           (7.4%)

                                    GENERAL AND
                                  ADMINISTRATIVE      AMOUNT OF      PERCENTAGE
                                                       INCREASE       INCREASE
                                 2003        2002     (DECREASE)     (DECREASE)
                             ----------- ------------ ------------  ------------
                                            (IN THOUSANDS OF DKK)
Internet services                27,658     33,834      (6,176)          (18.3%)
Internet services, related
  parties                           418      1,115        (697)          (62.5%)
Broadcast media                  12,537      9,934        2,603            26.2%

                             ----------  ---------  -----------     ------------
TOTAL                            40,613     44,883      (4,270)             9.5%

                                   DEPRECIATION
                                 AMORTIZATION AND
                                    WRITE DOWN          AMOUNT OF    PERCENTAGE
                              AND GOODWILL IMPAIRMENT   INCREASE      INCREASE
                                  2003        2002     (DECREASE)    (DECREASE)
                             ----------- ------------ ------------  ------------
                                            (IN THOUSANDS OF DKK)
Internet services                 3,553    161,289     (157,736)         (97.8%)
Broadcast media                   4,764      4,828          (64)          (1.3%)
                             ----------  ---------  -----------     ------------
TOTAL                             8,317    166,117     (157,800)         (95.0%)

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

B.       LIQUIDITY AND CAPITAL RESOURCES

         Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At December 31, 2004, our cash and cash equivalents totaled DKK 6.8 million compared to cash and cash equivalents totaling DKK 9.4 million at December 31, 2003. At December 31, 2004 the ratio of current assets to current liabilities was 0.67 to 1. Our current assets primarily reflect our cash and cash equivalents, restricted cash and accounts receivables.

         At December 31, 2004, we had secured lines of credit from banks totaling DKK 9.0 million, of which DKK 8.4 million have been drawn, and an outstanding note payable, due in September 2009, in the principal amount of DKK
3.84 million which accrues interest at a rate of 5.5% per annum and is payable in equal monthly installments. Interest on the secured lines of credit is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of December 31, 2004 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

         For the year ended  December 31, 2004,  cash used in operations was DKK
10.1 million  compared to DKK 15.1 million for the prior year, a decrease of DKK
5.0 million. The decrease is primarily due improvement in operations in 2004 compared to 2003.

         For the year ended December 31, 2004, cash provided by investing activities was DKK 5.5 million compared to cash used in investing activities of DKK 13.4 million for the prior year, an increase of DKK 18.9 million. The increase is primarily attributable to the proceeds from the sale of the businesses in the Internet services segment, which increased by DKK 60.0 million in 2004 compared to 2003.

         For the year ended December 31, 2004, cash provided by financing activities was DKK 2.1 million compared to cash provided by financing activities of DKK 2.6 million for the prior year, a decrease of DKK 0.5 million. This decrease is primarily due to purchases of treasury stock and a net change in restricted cash in the aggregate of DKK 16.2 million partially off-set by an increase of DKK 13.1 million net change in short- and long-term borrowings, and a DKK 1.7 million reduction in lease payments.

         Our capital  expenditures for the year ended December 31, 2004 were DKK
31.8 million. These expenditures primarily relate to purchase of equipment in our media segment.

         On January 1, 2005, we received cash of DKK 1 in connection with the sale of the subsidiary, InAphone A/S, through which we engaged in the development and marketing of mobile phone software technologies.

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

CONTRACTUAL OBLIGATIONS (in thousands of DKK)

------------------------------- --------- ---------- ------------- -------------
                                                                   TOTAL
CONTRACTUAL OBLIGATIONS                     2005     LATER YEARS   OBLIGATIONS
------------------------------- --------- ---------- ------------- ------------

Capital leases                                1,560         4,269         5,829
------------------------------- --------- ---------- ------------- -------------

------------------------------- --------- ---------- ------------- -------------

Operating leases                              1,115         2,894         4,009
------------------------------- --------- ---------- ------------- -------------

Film Rights                                   2,109             0         2,109
------------------------------- --------- ---------- ------------- -------------

TOTAL CONTRACTUAL OBLIGATIONS                 4,784         7,163        11,947
------------------------------- --------- ---------- ------------- -------------


         INFLATION

         We do not believe that inflation had a material impact on our results of operations.

         COMMITMENTS

         In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. VeriSign is the leading provider of Internet infrastructure services in the world. Under our Affiliate Agreement with VeriSign, as amended, we provide VeriSign Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland. In February 2003 the Affiliate Agreement with VeriSign was amended, which, among other things, extended the term of the agreement for an additional 4 years through December 31, 2010 and reduced the minimum royalty payments and annual fee due to VeriSign for the year ending December 31, 2003 from approximately DKK 49.7 million ($7.0 million) to approximately DKK 16.3 million ($2.3 million). The minimum fee for the first quarter of 2004 was $327,531 pursuant to an agreement with VeriSign. On April 1, 2004 we sold our PKI services business to VeriSign, Inc.

         In January 2002, in connection with the combination of our Digiweb activity with DHT Hosting ApS (a Danish automated hosting company) to form EuroTrust Secure Hosting A/S, in which we have a 75% ownership interest and DHT has a 25% ownership interest. DHT had an option to sell its 25% interest in Secure Hosting to us in 2004 at a price based on the future profitability of Secure Hosting or for a minimum of DKK 2.5 million. On January 1, 2004 we sold our hosting business to Mondo A/.S and the DHT option was cancelled.

         IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material (spoilage) to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will be required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005.
Management believes the provisions of this Standard will no effect on our financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."

           SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal that begins after June 15, 2005. Accordingly, the Company will adopt SFAS No.123(R) as of January 1, 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

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

         In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.

         OFF BALANCE SHEET ARRANGEMENTS

         The Company is not aware of any material transactions which are not disclosed in its consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES]

A. DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth, as of April 1, 2005, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                                    DATE BECAME A
         NAME AND POSITION             AGE             PRINCIPAL OCCUPATION AND ADDRESS            DIRECTOR/OFFICER
------------------------------------  -------   ------------------------------------------------  -------------------
Aldo M.N. Petersen                              Chief Executive Officer of
  President, Chief Executive                    EuroTrust A/S
  Officer, Chief Operating                      Poppelgaardvej 11-13
  Officer, Managing director, and       43      2860 Soeborg
  director........................              Denmark                                               January 1988

Soren Degn                                      Chief Financial Officer of
  Chief Financial Officer.........      36      EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                              September 2003

Karoly Laszlo Nemeth                            Chairman of the Board of
  Chairman of the board...........      62      Nemeth & Sigetty A/S
                                                Frederiksgade 21,4.
                                                1265 Copenhagen
                                                Denmark                                              January 1988

John J. Stuart, Jr.(1)(2)                       Chief Financial Officer of
  Director........................      65      Irvine Sensors Corporation
                                                3001 Redhill Avenue
                                                Costa Mesa, CA 92626-4532
                                                USA                                                    May 1998


Robert M. Gutkowski (1)(2)                      Consultant
  Director........................      57      c/o EuroTrust A/S
                                                Poppelgaardvej 11-13
                                                2860 Soeborg
                                                Denmark                                                May 2004

Jan Berger(1)(2)                        62      Management Consultant
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

SOREN DEGN, CHIEF FINANCIAL OFFICER

         Mr. Degn has been our chief financial officer since September 2003. He also serves as a member of the board for several of our wholly-owned subsidiaries. Prior to this appointment he served as our Corporate Finance Director since 2001. Mr. Degn spent 5 years with Kampsax A/S (a consultancy firm) and 7 years with KPMG in Denmark. Mr. Degn has a Graduate Diploma in Business Administration in accountancy and a MSC (Business Administration and Auditing) in financial planning and control from the Copenhagen Business School.

KAROLY LASZLO NEMETH, CHAIRMAN OF THE BOARD

         Mr. Nemeth was elected to our board of directors in January 1988 and also serves as a member of the board for several of our subsidiaries.. He is a partner in and chairman of the board of Nemeth & Sigetty A/S, a law firm that performs legal services for us. He also serves on the board of various privately held Scandinavian companies.

JOHN J.  STUART, JR., DIRECTOR

         Mr. Stuart was elected to our Board of Directors in May 1998. Since January 1983 Mr. Stuart has been employed by Irvine Sensors Corporation ("ISC"), Costa Mesa, California USA, a developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry. He currently serves as ISC's Senior Vice President and Chief Financial Officer, positions he has held since November 1998 and July 1985, respectively. Between July 1985 and February 1995, he also held the position of ISC's treasurer and was reappointed to this position in November 1998. Mr. Stuart holds a degree in Industrial Management from the Massachusetts Institute of Technology.

ROBERT M. GUTKOWSKI, DIRECTOR

         Mr. Gutkowski was elected to our Board of Directors in May 2004. Mr. Gutkowski currently provides consulting services to business in the sports and entertainment industries. He recently advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was President of Madison Square Garden, Inc. ("MSG) where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network.

JAN BERGER, DIRECTOR

         Mr. Berger was elected to our Board of Directors in May 2003. Mr. Berger has been a Management Consultant since 1998. He has more than 24 years of experience in the Information

Technology (IT) industry and has held various top management positions with leading IT companies. In addition, Mr. Berger has served as a board member at several companies including, chairman of the board of Skrivervik Data, a SUN Microsystems distributor in Norway. Mr. Berger has degree in Business Economics and Administration with an emphasis on Sales and Marketing.

         There are no family relationships among any of our directors and executive officers or those of our subsidiaries.

B. COMPENSATION

         EXECUTIVE COMPENSATION

         Cash compensation paid by us and our subsidiaries for the year ended December 31, 2004 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 4.0 million (approximately $732,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution for 2004 totaled approximately DKK 315,000 (approximately $58,000).

         We entered into new employment agreements with Aldo M.N. Petersen, our Chief Executive Officer and Soren Degn, our Chief Financial Officer, each of which is effective as of January 1, 2005.

         The agreement with Mr. Petersen provides, among other things, for an annual salary of DKK 1.8 million an annual vacation payment of DKK 50,000 and a 10 year option to purchase 225,000 ADSs at a price of DKK 4.75 per ADS (the market price of our ADSs on the date of the grant). Mr. Petersen's employment agreement will initially expire on December 31, 2007. However the agreement will automatically be extended for unlimited 1-year periods unless we provide him with 2 1/2 years advance notice that the Company will not renew his employment.

          The agreement with Mr. Degn provides, among other things, for an annual salary of DKK 1,080,000 an annual vacation payment of DKK 50,000 and a 10 year option to purchase 112,500 ADSs at a price of DKK 4.75 per ADS (the market price of our ADSs on the date of the grant). Mr. Degn's employment agreement will initially expire on December 31, 2007. However the agreement will automatically be extended for unlimited 1-year periods unless we provide him with 2 years advance notice that the Company will not renew his employment.

         OPTIONS

         Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2004 and are set forth in the following table:

                                 SECURITIES      SECURITIES       EXERCISE PRICE   EXERCISE PRICE
                                 UNDERLYING      UNDERLYING          PER SHARE       PER SHARE
           NAME                  OPTIONS(1)      OPTIONS(2)           ($)(1)           ($)(2)           EXPIRATION DATE
---------------------------    ---------------- --------------    ---------------- ---------------     -------------------
Aldo M. N. Petersen                151,463         151,463            3.2571           3.2571            March 31, 2009
Soren Degn                          68,158          68,158            3.2571           3.2571            March 31, 2009

----------------------
(1) These securities are reflected as ordinary shares (after giving effect to a 1 for 6 reverse stock split on May 19, 2005).

(2)  These securities are reflected in ADSs.

         DIRECTOR COMPENSATION

         Directors are reimbursed for expenses they incur in connection with attending meetings of the Board of Directors and committees thereof. We periodically grant options to our directors, although the amount and timing of those grants are determined by the Board in its sole discretion. In addition, our independent directors are paid (U.S.) $5,000 per quarter for serving as a director and receive (U.S.) $1,000 for each Board meeting which they attend in person. On May 12, 2004, the Board granted to each director who was not also an executive officer of the Company an option to purchase 25,000 ordinary shares (equivalent to 25,000 ADSs) with an exercise price equivalent to the closing market price on the date of grant.

C. BOARD PRACTICES

         Our Board of Directors may consist of between three and seven members. As of May 20, 2005, the Board consisted of five members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

         Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of our current directors were elected or re-elected at the annual general meeting held on May 19, 2005.

         There is no restriction on the re-election of directors. The quorum for a meeting of the Board of Directors is a simple majority. All members of the Board of Directors have equal voting rights and all resolutions are passed by a simple majority.

         The citizenships of the directors are as follows:

        Name                                            Country of Citizenship
        ------------------------------------------------------------------------

        ALDO M.N. PETERSEN                              Denmark
        KAROLY LASZLO NEMETH                            Denmark
        JOHN J. STUART, JR.                             United States
        JAN BERGER                                      Norway
        ROBERT M. GUTKOWSKI                             United States


         There are no agreements with our Board members that provide for the payment of benefits upon termination of their directorship.

         The Board has determined that Messrs. Berger, Gutkowski and Stuart meet the standard for independent directors as required by the listing standards of NASDAQ.

BOARD COMMITTEES

         Our Board of Directors has an audit committee and a compensation committee.

          The audit committee reviews our financial statements and accounting practices, approves the selection of the Company's independent auditors and meets and interacts with the independent auditors to discuss questions in regard to the Company's financial reporting, reviews the results and scope of the audit and other services provided by our independent auditors, and our internal controls. The audit committee consists of Messrs. Berger, Gutkowski and Stuart. The Board has determined that Mr. Stuart is an "audit committee financial expert", as defined under the rules promulgated by the United States Securities and Exchange Commission.

         The compensation committee makes recommendations to the Board regarding remuneration of executive officers and reviews our compensation plans and policies. The compensation committee consists of Messrs. Berger, Gutkowski and Stuart.

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

         Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons as set forth above, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

D.       EMPLOYEES

         As of December 31, 2004, we had 101 employees, a decrease of 36 employees from the prior year. All of our employees are located in Denmark (see the following table.) This decrease is primarily attributable to the selling of our e-security businesses, partially offset by a growth of 33% in our broadcast media segment . The table below gives a breakdown of our employees and area of employment:

                                                    Denmark       Total

                Sales and marketing                    5            5
                Customer service and support           5            5
                Technical                             76            76
                Finance and administration            15            15
                                                      --            --
                     Totals                           101          101
                                                      ===          ===

         Some of our employees are members of various labor unions; however, we are not required to, and we do not have agreements with any union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

         Competition in the recruiting of highly-qualified personnel is intense. We believe that our future success will depend, in part, on our continued ability to hire, motivate and retain qualified management, marketing and technical personnel. To date, we have not experienced any difficulty in attracting and retaining qualified personnel, but we can provide no assurance that we will be able to continue to attract and retain qualified personnel in the future.

         We believe that our relations with our union and non-union employees are good.

E. SHARE OWNERSHIP

         The following table sets forth the ownership of our ordinary shares by the individuals named in Item 6.A., as of May 13, 2005 after giving effect to a 1 for 6 reverse stock split on May 19, 2005

                                          NUMBER ORDINARY
             NAME                            SHARES (1)                  NUMBER OF ADSs (2)              PERCENT (3)
--------------------------------      --------------------------     ----------------------------     ----------------
Aldo M.N. Petersen                           924,742 (4)                     924,742                       16.84%
Karoly Laszlo Nemeth                          80,000 (5)                      80,000                        1.48%
Soren Degn                                    94,291 (6)                      94,241                        1.72%
John J. Stuart, Jr.                           80,000 (7)                      80,000                        1.48%
Robert M. Gutkowski                               *                             *                             *
Jan Berger                                        *                             *                             *
All officers and directors
    As a group (6 persons)                 1,248,983 (8)                    1,248,983                      21.82%

-----------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of May 13, 2005 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)    The number of ADS shares beneficially owned.

(3) As of May 13, 2005, 5,108,267 ordinary shares are issued, including no treasury shares. Beneficial ownership percentages are calculated based on 5,108,267 ordinary shares issued and outstanding as of May 13, 2005. Of the amount issued, ordinary shares have been deposited and ADSs issued (represented by 5,108,267 ADSs, each representing one ordinary share issued under the Deposit Agreement with The Bank of New York.

(4) Includes an aggregate of (i) 836,373 ordinary shares beneficially owned by Mr. Petersen; (ii) 88,369 currently exercisable options to purchase ordinary shares, at an exercise price of $3.2571 per share, expiring on March 31, 2009.

(5) Includes an aggregate of 80,000 ordinary shares beneficially owned by Mr. Nemeth.

(6) Includes an aggregate of (i) 4,000 ordinary shares beneficially owned by Mr. Degn; (ii) 8,333 currently exercisable options to purchase ordinary shares, at an exercise price of $5.52 per share, expiring on May 30, 2005; (ii) 13,750 currently exercisable options to purchase ordinary shares, at an exercise price of $1.50 per share, expiring on February 3, 2008; and (iii) 68,158 currently exercisable options to purchase ordinary shares, at an exercise price of $3.2571 per share, expiring on March 31, 2009.

(7) Includes an aggregate of (i) 8,333 ordinary shares beneficially owned by Mr. Stuart; (ii) 38,333 currently exercisable options to purchase ordinary shares, at an exercise price of $1.50 per share, expiring on February 3, 2008 and 25,000 currently exercisable options to purchase ordinary shares, at an exercise price of $3.76 per share, expiring on May 12, 2009.

(8) Includes 320,276 ordinary shares underlying exercisable options and warrants.


ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth information, as of May 13, 2005 with respect to the beneficial ownership of our ordinary shares (after giving effect to a 1 for 6 reverse stock split on May 19, 2005) by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

                                                              SHARES BENEFICIALLY OWNED
                                                              -------------------------
              NAME OF BENEFICIAL OWNER(1)                   NUMBER(1)             PERCENT
              ---------------------------                   ---------             -------
Aldo M.N. Petersen (2)............................             924,742            16.84%
                                                   ----------------------------------------------
TOTAL ............................................             924,742            16.84%
                                                   ==============================================

-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of May 13, 2005 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

(2) Includes an aggregate of (i) 836,373 ordinary shares beneficially owned by Mr. Petersen and (ii) 88,369 currently exercisable options to purchase ordinary shares, expiring on March 31, 2009.

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

VERISIGN, INC

         VeriSign, Inc. ("VeriSign") was a minority shareholder in EuroTrust A/S owning approximately 18% until April 1, 2004. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                            DECEMBER 31,
                                                            ------------
                                                          2003         2004
                                                          ----         ----

VeriSign, Inc. (Annual fees and royalties)                  4,204        2,082
                                                       ===========  ===========

VeriSign, Inc. (Accounts payable)                             477            0
                                                       ===========  ===========

         During 2001 we sold our domain name registration business to VeriSign for a gross cash consideration of DKK 210,687. Originally, during 2000 and 2001, we had purchased rights from VeriSign for DKK 75,305, which allowed us to sell VeriSign products in a number of European countries including, Denmark, Sweden, Norway, Finland, Austria, Switzerland and Italy. However, during 2002 the balance on the amount capitalized for the rights acquired from VeriSign was written-off due to the poor financial performance of the business.

         On April 1, 2004, we sold the Secure Socket Layer (SSL) certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary, is the operation through which we sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria,
Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid us $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

         Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, we repurchased 2,748,720 (458,120 after giving effect to the1 for 6 reverse stock split) of our ordinary shares (equivalent to 458,120 American Depository Shares or "ADSs") from VeriSign for $1,136,138 U.S. The repurchase was authorized by our shareholders.

NEMETH & SIGETTY A/S

         Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during the three years ended December 31, 2004. For the years ended December 31, 2002, 2003 and 2004 Nemeth & Sigetty A/S has been paid DKK 1,115, DKK 418 and DKK 962, respectively. There were nooutstanding payables due to Nemeth & Sigetty A/S as at December 31, 2003 and December 31, 2004.

C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable because this is an Annual Report filed under the Exchange Act of 1934.

ITEM 8.      FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18. "Financial Statements" and pages F-1 through F-43 of this report.

LEGAL PROCEEDINGS

         We recorded a provision in 2003 of DKK 1 million for expenses relating to an arbitration court settlement regarding the construction of our building located in Soeborg, Denmark. The result of the arbitration court was a net payment to the contractor of approximately DKK 1 million. The case was fully settled in 2004.

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

         On August 29, 2002, we implemented a one for six reverse ratio change in the number of ordinary shares represented by each ADS such that each new ADS issued subsequent to the ratio change will represent six ordinary shares (prior the ratio change, each ADS represented one ordinary share). Holders of our ADSs prior to the ratio change, each of which represents one ordinary share ("Old

ADSs"), exchanged their Old ADSs for new ADSs, each of which represents six ordinary shares ("New ADSs"). On May 19, 2005 our shareholders approved a one for six reverse split of our ordinary shares such that six ordinary shares nominal value DKK 1.25 were combined into one ordinary share nominal value DKK
7.50 ("New Ordinary Shares"). Therefore, each ADS now represents one New Ordinary Share.

         On December, 31, 2004, there were 5,108,267 New ADSs issued and outstanding representing 5,108,267 ordinary shares.

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

                                                       HIGH        LOW
                                                       ----        ----

        YEAR ENDED DECEMBER 31, 2000:                 $202.5000     $8.2500

        YEAR ENDED DECEMBER 31, 2001:                  $28.5000     $5.7000

        YEAR ENDED DECEMBER 31, 2002:                   $8.5200    $2.15000

        YEAR ENDED DECEMBER 31, 2003:
            First Quarter                               $2.6200     $1.0000
            Second Quarter                              $4.0500     $0.7500
            Third Quarter                               $5.0200     $1.7500
            Fourth Quarter                              $2.7500     $2.1100

        YEAR ENDED DECEMBER 31, 2004:
            First Quarter                               $3.9000     $2.2110
            Second Quarter                              $5.5000     $3.3600
            Third Quarter                               $4.7500     $4.0600
            Fourth Quarter                              $6.0000     $4.4000

        MONTH ENDED:
            May 2005 (as of  May 24, 2005)              $6.0000     $4.4100
            April 2005                                  $5.3700     $4.8100
            March 2005                                  $5.9800     $5.3000
            February 2005                               $6.0000     $4.3400
            January 2005                                $4.6100     $4.1200
            December 2004                               $5.9700     $4.9300



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

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         See Exhibit 1.1.

C.       MATERIAL CONTRACTS

         On September 30, 2004, we sold our Internet security division, Virus 112, to Comendo A/S, one of the largest providers of managed anti-virus and anti-spam system solutions in Denmark, at a purchase price of approximately U.S. $2.5 million. The purchase price was paid to us in the following manner: U.S. $700,000 in cash and U.S. $1.8 million 5-year, debenture bearing 6% interest. In accordance with the sale agreement, Comendo agreed to hire the Virus 112 employees and assume the employee obligations of Virus 112. In addition, Comendo entered into a 5-year lease for the portion of the facility then occupied by Virus 112.

         On April 1, 2004, we sold our PKI services business to VeriSign and terminated the international affiliate agreement ("Affiliate Agreement") with VeriSign which we entered into on November 17, 2000 pursuant to which we became an affiliate of VeriSign, as a member of the VeriSign Global Affiliate Network, for the distribution and delivery of VeriSign's Internet Trust services and products within Denmark, Norway, Sweden, Finland, Austria, Switzerland and Italy. Under the terms of the sale agreement, VeriSign paid us $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2004, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. Throughout the year 2004 and specifically at December 31, 2004, we had no material foreign exchange contracts outstanding.

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

      b)     MANAGEMENT'S   ANNUAL  REPORT  ON  INTERNAL CONTROL OVER  FINANCIAL
REPORTING. Not applicable for fiscal years ending before July 15, 2006.

      c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. Not applicable for fiscal years ending before July 15, 2006.

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

ITEM 16.     RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

      The Board has determined that, Mr. John Stuart, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of current and recently-adopted Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

ITEM 16B.    CODE OF ETHICS

      We have adopted a code of conduct that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This code of conduct is posted on our website at www.eurotrust.dk and is filed as Exhibit
11.1 to this report.

ITEM 16 C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         For the fiscal years ended 2003 and 2004, our principal accounting firm, Gregory & Eldredge, LLC, billed aggregate fees of approximately $100,000 and $102,772, respectively for the audit of our 2003 and 2004 financial statements.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.    PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
             PURCHASERS.

----------------------------------------------------------------------------------------------------------------------
                                          ISSUER PURCHASE OF EQUITY SECURITIES
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                                                (D) MAXIMUM NUMBER
                                                                         (C) TOTAL NUMBER OF    (OR APPROXIMATE
                                                                         ADSs PURCHASED AS      DOLLAR VALUE) OF
                                                                         PART OF PUBLICLY       ADSs THAT MAY YET BE
                          (A) TOTAL NUMBER OF    (B) AVERAGE PRICE       ANNOUNCED PLANS OR     PURCHASED UNDER THE
PERIOD                    ADSs PURCHASED         PAID PER ADS            PROGRAMS               PLANS OR PROGRAMS
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
MONTH #7                  150,000(1)             $4.25                   NONE                   NONE
JULY 1, 2004 THROUGH
JULY 31, 2005
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) All of these shares were purchased directly from a shareholder of our ADSs in a private transaction.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         See Item 18, below.

ITEM 18. FINANCIAL STATEMENTS

         See  the  Company's  Consolidated   Financial  Statements,   which  are
incorporated herein by reference and set forth on pages F-1 through F-43.

ITEM 19. EXHIBITS

      1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

      1.2  Rules of Procedures of the Registrant, as amended (2)

      2.1  Employee and Director Subscription Option Plan*

      4.5  Form  of  Employment   Agreement  between  the  Registrant  and  Aldo
           Petersen, effective as of January 1, 2005*

      4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005*

      8.1  List of the Subsidiaries of the Registrant *

      11.1 Code of Ethics(4)

      12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

      13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

      13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

-----------
* Included herewith.

(1) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 27, 2002, and incorporated by reference herein.

(2)      Filed  as  an  exhibit  to  the  Company's   original   filing  of  the
         Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997, and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on September 23, 2003, and incorporated by reference herein.

(4) Incorporated by reference. Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on May 12, 2004.

                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of S0borg, Denmark.



                                    EUROTRUST A/S



Dated:  June 1, 2005                By:  /s/ ALDO M.N. PETERSEN
                                       -----------------------------------------
                                         Aldo M.N. Petersen
                                         Chief Executive Officer
                                         (Principal Executive Officer)



Dated:  June 1, 2005                By:  /s/ SOREN DEGN
                                       -----------------------------------------
                                         Soren Degn
                                         Chief Financial Officer
                                         (Principal Financial and Accounting
                                         Officer)

                         EUROTRUST A/S AND SUBSIDIARIES
                        Formerly known as Euro909.com A/S

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ...................  F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 ..............  F-3
Consolidated Statements of Operations for the Years Ended
   December 31, 2002, 2003 and 2004 .......................................  F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 2002, 2003 and 2004 .......................................  F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years
   Ended December 31, 2002, 2003 and 2004..................................  F-7
Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2002, 2003 and 2004 .......................................  F-8
Notes to Consolidated Financial Statements ................................  F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




The Board of Directors and Shareholders
EuroTrust A/S AND SUBSIDIARIES

         We have audited the accompanying consolidated balance sheets of EuroTrust A/S and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S and Subsidiaries at December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

/s/Gregory & Eldredge, LLC.

March 4, 2005, except for Note 24
As to which the Date is May 19, 2005
Salt Lake City, Utah

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                    DECEMBER 31,
                                                                                    ------------
                                                                      2003               2004             2004
                                                                 ----------------  -----------------  --------------
                                                                       DKK               DKK               USD
ASSETS
Current assets:
      Cash and cash equivalents                                            9,363              6,750          $1,234
      Restricted cash                                                         --              5,352             979
      Accounts receivable trade, net of allowance for doubtful
      accounts of DKK 2,239 in 2003 and DKK 592 in 2004                   25,150             17,173           3,141
      Notes receivable current                                                --              2,200             402
      Broadcasting programming rights, current                               952              2,928             535
      Inventories                                                            128                 --              --
      Deferred tax assets                                                  2,036                 --              --
      Valued added tax receivables                                           184                332              61
      Prepaid expenses and deposits                                       12,568              2,263             414
      Other receivables                                                    3,994              2,748             503
                                                                 ----------------  -----------------  --------------
Total current assets                                                      54,375             39,746           7,269

      Marketable securities - available for sale                             304                197              36
      Notes receivable, net of current portion                                --              8,800           1,609
      Broadcasting programming rights, net of current
      portion                                                                 --              2,898             530
      Rent and other long term deposits                                    1,379              3,256             596
      Other receivables, long term                                            64                588             108
      Long term investments at cost                                        2,494                 --              --
      Equity method investment in Mediehuset Danmark ApS                   1,500              1,638             299
      Property, plant and equipment, net                                  55,341             92,592          16,935
      Goodwill                                                            23,941             24,561           4,492
      Deferred long-term tax assets                                          347              3,972             726
      License rights, net                                                  1,100                 --              --
                                                                 ----------------  -----------------  --------------

Total assets                                                             140,845            178,248         $32,600
                                                                 ================  =================  ==============


  DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                       2003            2004           2004
                                                                   --------------  -------------  --------------
                                                                        DKK            DKK             USD
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Secured line of credit                                                  --          8,417          $1,540
      Bank loan current portion                                               --            741             135
      Lease obligations, current portion                                   1,176          1,244             227
      Accounts payable                                                    26,914         24,026           4,394
      Accounts payable, related parties                                      477             --              --
      Accrued expenses                                                    26,282         12,613           2,307
      Equipment purchase obligation, current portion                          --         12,152           2,223
      Deferred revenue, current                                           35,139             --              --
      Income tax payable                                                      61             --              --
                                                                   --------------  -------------  --------------
Total current liabilities                                                 90,049         59,193          10,826

Long term liabilities:
      Long term equipment purchase obligation, net of current
      portion                                                                 --          9,749           1,783
      Deferred revenue                                                     1,576             --              --
      Bank loan, net of current  portion                                      --          3,099             566
      Lease obligations,  net of current portion                              --          4,585             839
                                                                   --------------  -------------  --------------
Total long term liabilities                                                1,576         17,433           3,188

Minority interest in subsidiaries                                          2,860             56              10

Shareholders' equity:
      Common shares - par value DKK 7.50, 8,175,000 and
      7,991,000 authorized, 5,292,245 and 5,108,267 issued at
      December 31, 2003 and 2004                                          39,693         38,312           7,007
      Additional paid-in capital                                         526,040        519,844          95,077
      Accumulated deficit                                              (515,840)      (457,386)        (83,654)
      Accumulated other comprehensive income                                 512            796             146
      Treasury stock, 71,093 in 2003 and no treasury shares
      in 2004 respectively, at cost                                      (4,045)             --              --
                                                                   --------------  -------------  --------------
Total shareholders' equity                                                46,360        101,566          18,576
                                                                   --------------  -------------  --------------

Total liabilities and shareholders' equity                               140,845        178,248         $32,600
                                                                   ==============  =============  ==============

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                             YEARS ENDED DECEMBER 31,
                                                                  2002          2003          2004          2004
                                                             ---------------------------------------------------------
                                                                  DKK           DKK            DKK          USD
Net revenue                                                        135,789       166,411       112,111       $20,505

Operating expenses:
     Cost of revenue                                                96,018        82,215        67,714        12,385
     Cost of revenue - related parties                              24,988         4,204         2,082           381
     Selling and marketing                                          48,541        44,707        25,240         4,616
     Selling and marketing - related parties                           908         1,074            --            --
     General and administrative                                     43,768        40,195        22,552         4,125
     General and administrative - related parties                    1,115           418           962           176
     Depreciation                                                   17,006         8,317        10,827         1,980
     Amortization and write down                                    83,768            --            --            --
     Goodwill impairment                                            65,343            --           965           176
                                                             ---------------------------------------------------------
       Total operating expenses                                    381,455       181,130       130,342        23,839
                                                             ---------------------------------------------------------

Operating loss                                                   (245,666)      (14,719)      (18,231)       (3,334)

Other income (expenses)
     Interest income                                                 1,859           229           507            93
     Interest expense                                              (1,076)       (1,714)       (1,240)         (227)
     Foreign currency exchange  loss, net                          (5,291)       (1,906)       (1,349)         (247)
     Gains from divestitures                                            --         7,449        91,671        16,766
     Write-down of long term investments & marketable
     securities                                                   (19,126)         (196)      (14,942)       (2,733)
     Equity in earnings of Mediahuset Danmark ApS                       --            --           138            25
     Other (expenses) income, net                                  (8,618)          693        (1,397)         (255)
                                                             ---------------------------------------------------------

Net  (Loss) income from continuing operations
before income taxes and minority interest                        (277,918)      (10,164)        55,157        10,088
     Income tax expense - current and deferred                      (2,499)        1,491         3,105           568
     Minority interest in net income (loss) of subsidiaries          3,069         (257)           192            35
                                                             ---------------------------------------------------------

Net (Loss) income from continuing operations                     (277,348)       (8,930)        58,454        10,691

(Loss) gain from discontinued Print/On line Media division,
net of tax, 0 in 2002, 2003 and 2004                               (6,000)         2,600            --            --
                                                             ---------------------------------------------------------

NET (LOSS) INCOME                                                (283,348)       (6,330)        58,454       $10,691

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE

(Loss) Income from continuing operations                           (63.61)        (1.91)         11.82         $2.16
                                                             ============================ ============= ==============

(Loss) income from discontinued operations                          (1.38)          0.56            --           $--
                                                             ============== ============= ============= ==============

Net (loss) income                                                  (64.99)        (1.35)         11.82         $2.16
                                                             ============== ============= ============= ==============

Weighted average common shares outstanding                           4,360         4,671         4,947         4,947
                                                             ========================================== ==============

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES

(Loss) Income from continuing operations                           (63.61)        (1.91)         11.10         $2.03
                                                             ============================ ============= ==============

(Loss) income from discontinued operations                           (1.38)         0.56            --           $--
                                                             ============== ============= ============= ==============

Net (loss) income                                                  (64.99)        (1.35)         11.10         $2.03
                                                             ============== ============= ============= ==============

Weighted average common shares outstanding                           4,360         4,671         5,266         5,266
                                                             ============== ============= ============= ==============

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                   [RESTATED]
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                           ACCUMULATED
                                                     COMMON     ADDITIONAL                  OTHER COM-
                                                     SHARES      PAID-IN     ACCUMULATED    PREHENSIVE    TREASURY
                                                     AMOUNT      CAPITAL       DEFICIT        INCOME        STOCK      TOTAL
                                                   ----------------------------------------------------------------------------
                                                       DKK         DKK           DKK            DKK          DKK        DKK
BALANCE AT DECEMBER 31, 2001                            34,006      532,280     (226,162)    (1,500)      (5,456)     333,168

Purchase of 116,000 shares of treasury stock                --           --            --         --      (6,522)     (6,522)
Foreign currency translation adjustments                    --           --            --        958           --         958
Unrealized loss on marketable securities                    --           --            --       (14)           --        (14)
Net loss                                                    --           --     (283,348)         --           --   (283,348)
                                                   ----------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2002                            34,006      532,280     (509,510)      (556)     (11,978)      44,242

Issuance of 758,000  common shares  for cash
   through exercise of stock options                     5,687          605            --         --           --       6,292
Sale of 140,000 shares of common
stock from treasury                                         --      (6,845)            --         --        7,933       1,088
Currency translation adjustments                            --           --            --        921           --         921
Unrealized loss on marketable securities                    --           --            --        147           --         147
Net income                                                  --           --       (6,330)         --           --     (6,330)
                                                   ----------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003                            39,693      526,040     (515,840)        512      (4,045)      46,360

Issuance of 285,000common shares for
cash through exercise of stock options                   2,138          141            --         --           --       2,279
Issuance of 60,000 common shares for cash
   through exercise of stock options                       450          332            --         --           --         782
Foreign currency translation adjustments                    --           --            --      (110)           --       (110)
Other than temporary losses on marketable securities        --           --            --        394           --         394
Purchase of 608,120 common shares into
   treasury at cost                                         --           --            --         --     (10,826)    (10,826)
Sale of 150,000 shares of treasury stock                    --          319                                 3,829       4,148
Compensation for the issuance of 25,000
   warrants to purchase common stock at
   DKK 23.76 per ordinary share                             --           85            --         --           --          85
Cancellation of 529,000 common shares
   held in treasury at cost                            (3,969)      (7,073)            --         --       11,042          --
Net income                                                  --           --        58,454         --           --      58,454
                                                   ----------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2004                            38,312      519,844      (457,386)       796           --     101,566

BALANCE AT DECEMBER 31, 2004                         USD$7,007   USD$95,077   USD$(83,654)   USD$146        USD$0  USD$18,576

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                    YEARS ENDED DECEMBER 31,
                                                       2002            2003           2004           2004
                                                   --------------  -------------  -------------- -------------
                                                        DKK            DKK             DKK            USD
Net income (loss)                                      (283,348)        (6,330)         58,454      $10,691

Currency translation adjustment, net of
taxes of DKK 0 in 2002, 2003 and 2004                        958            921          (110)         (20)

Net change in unrealized loss on marketable
   securities, net of taxes of DKK 0 in 2002,
   2003 and 2004                                            (14)            147            394           72

                                                   --------------------------------------------- -------------

Comprehensive net income (loss)                        (282,404)        (5,262)         58,738      $10,743
                                                   ============================================= =============

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                          2002         2003          2004         2004
                                                                       ----------- -------------  ------------  ---------
                                                                          DKK          DKK            DKK         USD
Cash flows from operating activities:

Net (loss) income from continuing operations                            (277,348)       (8,930)        58,454    $10,691
Adjustments to reconcile net loss (income) to
cash used in operating activities:
       Depreciation, amortization and write down                          185,243         8,317        11,792      2,157
       Non-cash compensation expense options and warrants                   6,785       (2,287)            85         16
       (Gain) on sale business                                                 --       (7,449)      (91,671)   (16,766)
       (Gain)/loss on sale of fixed assets                                  (594)       (1,703)           169         31
       Provision for doubtful accounts                                         --         (699)         (720)      (132)
       Loss on write-down of investments and  marketable securities            --           197        14,943      2,733
       Deferred tax                                                         (350)       (1,677)       (1,589)      (291)
       Minority interest                                                  (3,069)           257         (127)       (23)
       (Gain) on equity method investments                                     --            --         (138)       (25)
       Non-cash issuance of common shares from treasury                        --         1,088            --         --

       Changes in operating assets and liabilities:
             Accounts receivable                                            6,845       (5,156)         8,697      1,591
             Accounts receivable, related parties                           3,084            --            --         --
             Broadcasting programming rights                                3,244         3,804       (3,186)      (583)
             Inventories and other assets                                  14,012           934         (149)       (27)
             Prepaid expenses                                               6,525         2,270       (3,427)      (627)
             Income tax payable                                             1,263       (1,202)          (61)       (11)
             Other receivables                                              5,310         4,337           574        105
             Accounts payable                                            (10,658)         7,225           316         58
             Accounts payable, related parties                              6,273      (12,356)         (477)       (87)
             Accrued expenses                                            (15,170)       (3,094)       (6,857)    (1,254)
             Deferred revenue                                              13,452         1,018         3,298        603
                                                                       -----------  ------------  ------------  ---------
       Cash used in operating activities                                 (55,153)      (15,106)      (10,074)    (1,841)
       Cash used in discontinued operations                                    --       (3,400)            --         --
                                                                       -----------  ------------  ------------  ---------
                                                                         (55,153)      (18,506)      (10,074)    (1,841)
                                                                       =========== =============  ============  =========

Cash flows from investing activities:

       Net (Purchase of investments) proceeds from sales of
         investments                                                      (5,128)           216      (11,948)    (2,185)
       Acquisition of businesses, net of cash acquired                   (15,586)       (1,500)      (13,086)    (2,393)
       Proceeds from sale of business, net of cash disposed of             40,121         1,986        61,730     11,290
       Purchase of fixed assets                                          (17,471)      (15,505)      (31,802)    (5,816)
       Proceeds from sales of fixed assets                                  2,177         1,448           561        103
                                                                       -----------  ------------  ------------  ---------
       Cash (used in) provided by investing activities                      4,113      (13,355)         5,455        999
                                                                       =========== =============  ============  =========

Cash flows from financing activities:

       Net change in short- and long-term borrowings                      (3,201)         (809)        12,257      2,242
       Purchase of treasury stock                                         (6,523)            --      (10,826)    (1,980)
       Proceeds from sale and lease back                                    7,000            --            --         --
       Lease payments                                                     (3,573)       (2,852)       (1,172)      (214)
       Net change in restricted cash                                           --            --       (5,352)      (979)
       Proceeds from issuance of common shares, treasury
       shares and stock options                                                --         6,292         7,209      1,318
                                                                       -----------  ------------  ------------  ---------
       Cash provided by (used in) financing activities                    (6,297)         2,631         2,116        387
                                                                       =========== =============  ============  =========

Effect of currency exchange rate changes on cash and cash
   equivalents                                                                958           921         (110)       (20)
                                                                       -----------  ------------  ------------  ---------
Net  (decrease) in cash and cash equivalents                             (56,379)      (28,309)       (2,613)      (478)
Cash and cash equivalents, beginning of period                             94,051        37,672         9,363      1,712
                                                                       -----------  ------------  ------------  ---------
Cash and cash equivalents, end of period                                   37,672         9,363         6,750      1,234
                                                                       =========== =============  ============  =========
Cash paid for interest                                                    (1,076)       (1,714)       (1,240)      (227)
                                                                       =========== =============  ============  =========
Cash paid for taxes                                                           618         1,373            --         --
                                                                       =========== =============  ============  =========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and operating the Danish cable channel DK4. The Company previously provided Internet security products and services in Scandinavia these operations were sold during 2003 and 2004.

         The Company operated in two reportable service-based segments from 2002 through 2004: The Production and Broadcasting Segment and the Internet Security Product and Services Segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of the Danish Cable Channel DK4, and one of the largest media production companies in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.

INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         At December 31, 2004, the Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up services business in 2004.

         The Company's Internet Security Product and Services Segment previously offered trusted Internet security products and services including virus detection products and services, email security products, vulnerability testing, secure remote backup services, digital video surveillance, secure hosting and Public Key Infrastructure (PKI) Services until the sale of these businesses during 2003 and 2004.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2004:

                                                 COUNTRY OF                     INTEREST
      SUBSIDIARY                               INCORPORATION                    OWNERSHIP
      ----------                               -------------                    ---------
      Europe-Visions A/S                          Denmark                        100.0%
      EuroTrust PKI Services A/S                  Denmark          100.0% (Assets sold April 1, 2004)
      EuroTrust Virus112 A/S                      Denmark        100.0% (Assets sold September 30, 2004)
      InAphone A/S                  (1)           Denmark         60.0% (Subsequently Sold Jan. 1, 2005)

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


      (1) Formerly known as 909.909 A/S

         On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions A/S. The minority interests' proportionate share of income or loss of Europe-Visions A/S is included in the consolidated statement of operations through December 31, 2004.

         The accompanying financial statements included the operating results of Public Key Infrastructure (PKI) Services through April 1, 2004, internet security products and services including virus detection services, email security products, vulnerability testing through September 30, 2004 the secure remote backup services through November 2003, digital video surveillance through December 2003, and secure hosting through January 1, 2004.

         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at December 31, 2004 are as follows:

                                                     COUNTRY OF       INTEREST
        SUBSIDIARY                                 INCORPORATION      OWNERSHIP
        ----------                                 -------------      ---------

        Ciac A/S                                      Denmark          100.0%
        Prime Vision A/S                              Denmark          100.0%
        Arhustudiet A/S                               Denmark          100.0%
        Publishing & Management ApS                   Denmark           51.0%
        TV Akademiet A/S                              Denmark          100.0%
        Formedia A/S                                  Denmark          100.0%
        Mobile Broadcasting A/S                       Denmark          100.0%

                  On April 1, 2004, the Company purchased the remaining 25% interest of Mobile Broadcasting A/S. The minority interests' proportionate share of income or loss of Mobile Broadcasting is included in the consolidated statement of operations through March 31, 2004.

         On July 1, 2004, the Company distributed a 49% interest of Publishing & Management ApS to current management. The minority interests' proportionate share of income or loss of Publishing & Management ApS is included in the consolidated statement of operations from July 1, 2004 through December 31, 2004.

         On April 1, 2004 the Company merged TV Facilities A/S into Prime Vision A/S. The merger had no effect on the accompanying financial statements.

         On June 25, 2004 the Company formed Formedia A/S as a wholly owned subsidiary of Europe-Visions A/S.

         At December 31, 2004 and 2003, the Company held a 25% interest in Mediehuset Danmark ApS; the investment is accounted for under the equity method of accounting.

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are recorded to other accumulated comprehensive income, a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the reporting currency. Gains and losses from these transactions are included in the statement of operations as foreign currency transaction gains and losses.

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.4676 DKK to one US Dollar, the approximate exchange rate at December 31, 2004. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

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

RESTRICTED CASH

         Restricted cash as of December 31, 2004, included an escrow account with respect to the secure communications, on-site solutions, and payment platforms to website owners, commercial enterprises and electronic commerce service providers business (PKI) that was sold in April 2004 amounting to DKK

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


5,352. 50% of the holdback amount was released five business days following December 31, 2004 and the last 50% of the holdback amount is to be released five business days following September 30, 2005.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations. Marketable securities are classified as current if the Company has the ability or intention of selling the security within 12 months.

LONG-TERM INVESTMENTS

         Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method and equity method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

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

         The following includes the changes in the allowance for doubtful accounts for the years ended December 31, 2002 to December 31, 2004:

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                          Amounts
                                                          charged
                                                        (credited) to
                                         Balance at      Operating                    Balance at
Allowance for doubtful accounts:          January 1      Expenses       Write-offs    December 31
                                       -------------- ---------------  ------------  --------------
Year ended December 31, 2002                7,640             0         (3,011)          4,629
Year ended December 31, 2003                4,629          (699)        (1,691)          2,239
Year ended December 31, 2004                2,239          (720)          (927)            592

NOTES RECEIVABLE

         Notes receivable were recorded as a result of the sale of Virus 112 and totaled DKK 11,000 at December 31, 2004. Interest of 6% per annum is recorded and receivable on a quarterly basis beginning December 31, 2004. Principal payments of DKK 550 are payable quarterly beginning March 31, 2005 through December 31, 2009. No allowance for doubtful accounts has been recorded on the notes as they are deemed collectable. The Company's policy for putting the loan on non-accrual status and to record an allowance for doubtful accounts is based upon management's best estimate of amount of probable losses resulting from the purchaser inability to make required payments.

BROADCASTING PROGRAMMING RIGHTS

         The Company acquires rights to broadcasting programming and produces programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming, currently 12 to 28 months. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

INVENTORIES

         Inventories principally consist of 38,000 (not in thousands) IBM Tivoli licenses at both December 31, 2003 and 2004, relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first-in, first-out method. In order to evaluate the designated market value of such assets the company investigates the available market for these products and their expected sales price. As of December 31, 2002 these licenses were written-down by DKK 21.7 million to DKK 0. During 2003, the Company recognized a DKK 3,367 reduction in cost of revenues for inventory credits given on the return of 7,000 IBM Tivoli licenses. As of December 31, 2004 these licenses were valued at DKK 0, net of allowance for obsolescence or DKK 18,333.

PROPERTY, PLANT AND EQUIPMENT

         Buildings, production and technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

Buildings are depreciated on a straight-line basis over 50 years. Production and technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses or remaining minority interest of businesses acquired. Other definite life intangibles assets consisted in 2003 of license rights to virus scanning software and other intangible assets. The Company accounts for Goodwill and Other Intangible Assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and accordingly Goodwill and indefinite intangible assets are tested for impairment at least annually or when circumstances change that could result in impairment; definite-life intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

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

         The Company derives revenues from two primary categories: (i) Broadcasting, which includes cable and digital television subscriber income and program production income; and (ii) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services (through April 1, 2004), virus surveillance and detection services (through September 30, 2004), and royalty relating to remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         BROADCASTING

         The Company recognizes cable and digital television revenue in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming, is made available to viewers. Revenue and costs associated with program production are recognized when persuasive evidence of an arrangement exists, programs are completed and delivered to our customers, and fees are fixed and collectable with no further future obligation to the customer.

         INTERNET SERVICES

         The Company previously recognized revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, previous to the divestitures of these businesses in 2003 and 2004, when all of the following criteria were met:
      (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. We determine each of the criteria in our revenue recognition as follows:

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

         Fees from the sales of digital certificates and managed PKI services, which include bundled

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


      maintenance services that are not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

         Revenues from virus surveillance and detection services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that the service was provided, usually 3 to 36 months.

         Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

         The Company's consulting and installation services relating to secure communication, virus protection and network security were not essential to the functionality of the software. These software products were fully functional upon delivery and did not require any significant modification or alteration. Revenues from consulting and installation services, which were provided on a time and materials basis, were recognized as the services were performed and accepted by the customer.

      Currently, the Company receives royalties on the sales of Internet products and services of divested subsidiaries. These royalties are recognized as revenues in the periods in which they are earned and deemed collectable.

ADVERTISING COSTS

         Advertising costs are expensed as incurred. Advertising expenses totaled DKK 4.0 million, DKK 3.9 million and DKK 5.0 million in 2002, 2003 and 2004, respectively.

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

STOCK OPTIONS

         At December 31, 2004, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

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

                                                          2002              2003              2004
                                                     ---------------------------------------------------

Reported net income (loss)                                (283,348)           (6,330)            58,454
Reported stock-based compensation expense                        --                --                --
Pro forma stock-based compensation expense                 (12,036)           (8,027)           (6,982)
                                                     ---------------   ---------------   ---------------
Pro forma net income (loss)                               (295,384)          (14,357)            51,472


Reported basic income (loss) per share                      (64.99)            (1.35)             11.82
Reported diluted income (loss) per share                    (64.99)            (1.35)             11.10

Pro forma basic income (loss) per share                     (67.75)            (3.07)             10.40
Pro forma diluted income (loss) per share                   (67.75)            (3.07)              9.77

         The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                                     2002         2003         2004
                                                                 ---------------------------------------
Risk free interest rate                                             4.70%        3.62%        3.47%
Dividend yield                                                        0%           0%           0%
ADR's Annual volatility of the expected market price                 1.25         1.58         1.60
Expected life of the options                                         2.81         4.90         4.47



CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

The company has one large customer in the broadcasting segment which alone accounts for 28% and 25% of the company's consolidated revenue for 2002, 2003, respectively. The company has two large customers

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


in the broadcasting segment which accounts for 32% and 16%, respectively of the company's consolidated revenue for 2004. These two customers account for approximately 33% and 22% of our outstanding receivables at December 31, 2004.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond the contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RESTATEMENT

         The financial statements have been restated for all periods presented to reflect a one-for-six reverse stock split of it ordinary common shares effected May 19, 2005 (See Note 14).

RECLASSIFICATIONS

         Certain balances in the financial statements for December 31, 2002 and 2003 have been reclassified to conform to the headings and classifications used in the December 31, 2004 financial statements

RECENTLY ISSUED ACCOUNTING STANDARDS

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material (spoilage) to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will be required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005.
Management believes the provisions of this Standard will no effect on our financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."

         SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal year begins after June 30, 2005. Accordingly, The Company will adopt SFAS No. 123(R) during the first quarter of fiscal 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

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

         In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.

2.       INVESTMENT SECURITIES

         The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                                  GROSS
                                                                UNREALIZED          FAIR
                                                COST              LOSSES            VALUE
                                                ----              ------            -----
   December 31, 2003:

   Shares in Land and Leisure A/S                      698            (394)               304
                                           ----------------    -------------    --------------
   Total                                               698            (394)               304
                                           ----------------    -------------    --------------
                                                                OTHER THAN
                                                                TEMPORARY           FAIR
                                                COST              LOSSES            VALUE
                                                ----              ------            -----
   December 31, 2004:

   Shares in Land and Leisure A/S                      698            (501)               197
                                           ----------------    -------------    --------------
   Total                                               698            (501)               197
                                           ----------------    -------------    --------------

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


        The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income during 2003. During 2004, the Company recognized a DKK 501 other than temporary loss on available-for-sale marketable securities.

3.      LONG TERM COST AND EQUITY METHOD INVESTMENTS IN UNCONSOLIDATED COMPANIES

        The following is a summary of long-term investments that are stated at cost less impairment charges(in DKK)

                                                       DECEMBER 31,

                                                2003                  2004
                                                ----                  ----
          Cost Method Investments

          Shares in Excelsa S.P.A.                  2,494                     0
          Trust Italia S.p.A.                          --                    --
          GBS A/S                                      --                     0
                                           ---------------       ---------------
          Total Cost Method Investments             2,494                     0
                                           ---------------       ---------------

          Equity Method Investments

          Mediehuset Danmark ApS                    1,500                 1,638
                                           ===============       ===============



        EXCELSA SA s.r.l.

        During the second half of 2004, the Company acquired additional 139,322 (not in thousands) ordinary shares of Excelsa S.P.A. for a total cash amount of DKK 11,948 or Euro 1,659. Subsequent to year ended December 31, 2004, Eurotrust discovered that Excelsa SA had overstated their 2004 and 2003 results. EuroTrust, MSGI and one other significant shareholders entered into negotiations with Excelsa to attempt to remediate the damages. As a result of overstatement and uncertainty of Excelsa ability to continue as a going concern management recorded an impairment charge of DKK 14,442 during 2004.

        TRUST ITALIA S.p.A.

        On September 1, 2004, the Company sold its approximately 16% interest in Trust Italia S.p.A. to Excelsa SA for a total consideration of DKK 7,436 or Euros 1,000. The investment was written down to zero at December 31, 2002 based on an impairment test.

        GBS A/S

        During 2004 the Company sold the remaining 10% of the shares in GBS A/S for DKK 72 in cash. The investment was written down to zero at December 31, 2002 based on an impairment test.

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         MEDIEHUSET DANMARK ApS

         In 2003, as part of a severance agreement with our former COO, Brain Mertz Pedersen, the Company invested 1.5 million DKK for a 25% ownership of Mediahuset Danmark ApS. At the date of purchase the purchase price exceeded 25% of the net equity of Mediahuset Danmark ApS by DKK 998. The Company's Equity in earnings of Mediahuset Danmark ApS for the year ended September 30, 2004 was DKK 138.

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment include the following (in DKK):

                                                                            DECEMBER 31,
                                           Estimated                        ------------
                                             Life                 2003                      2004
                                                        --------------------------------------------------
Land                                         N/A                            1,929                  1,929

Building                                   50 years                        27,321                  27,321
Production & Technical equipment         3 to 5 years                      24,998                  83,362
Furniture and fixtures                   3 to 5 years                      10,031                   1,920
Automobiles                                 5 years                         3,536                   4,617
Leasehold improvements                   3 to 10 years                      6,040                   3,748
                                                        -------------------------- -----------------------
                                                                           73,855                 122,897
Less accumulated depreciation and                                        (18,514)                (30,305)
amortization
                                                        -------------------------- -----------------------

Net property, plant and equipment                                          55,341                  92,592
                                                        ========================== =======================

Depreciation expense                                                        7,872                  10,604


         The net book value of assets on capital lease arrangements included in property, plant and equipment total DKK 0 and DKK 5,829 at December 31, 2003 and 2004, respectively.

         On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638.

         At December 31, 2003 and 2004, certain of the Company's building and equipment was held as collateral on current and long term financing (See Note 9 & 10).

5.       GOODWILL

         Goodwill relating to the purchase of the Company's Broadcast Media segment. consisted of the following (in DKK):

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                       December 31,
                                                  2003               2004
                                              ----------------------------------
BALANCE AT THE BEGINNING OF THE YEAR                  20,964             23,941

CHANGES:

               Additions                               2,977              1,585
               Disposals                                   0                  0
               Impairment                                  0              (965)

                                              ----------------------------------
BALANCE AT THE END OF THE YEAR                        23,941             24,561
                                              ----------------------------------


         On April 1, 2004, Prime Vision A/S purchased the remaining 25% of Mobile Broadcast A/S, from Euro Broadcast Hire A/S thereby becoming the 100% owner of Mobile Broadcast A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 620, which was recorded as goodwill.

         On April 23, 2004, the Company's subsidiary InAphone (formerly known as
909.909 A/S) acquired the assets of Ideation House ApS. The purchase price exceeded the fair value of the net assets acquired by approximately DKK 965, which was recorded as Goodwill. At December 31, 2004, the Company recorded an impairment charge of DKK 965 related to the purchase as the projected future cash flows from the subsequent sale of InAphone were insufficient to realize the related goodwill.

         On December 31, 2003, EuroTrust A/S purchased the remaining 15% of Europe-Visions A/S (formerly Euro909Media A/S), from Parken Sport & Entertainment thereby becoming the 100% owner of Europe-Visions A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 2,977, which was recorded as goodwill.

         During the fourth quarter of 2003 and 2004, the Company performed the annual impairment test and recorded an impairment charge of DKK 0 and DKK 965, respectively.,

         Fair value was estimated for each reporting unit, within EuroTrust, using the expected present value of discounted future cash flows the unit is expected to generate over its remaining life. When making these estimates, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. The discount rates used ranged from 14 to 16 percent and the terminal values were estimated based on terminal growth rates of two percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

6.       LICENSE RIGHTS AND OTHER INTANGIBLES, NET

         License rights and certain other intangible assets are classified as definite life intangible assets and consisted of the following:

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                            December 31,
                                                    ----------------------------
                                                          2003         2004
                                                    -------------  -------------
Definite Life Intangible Assets:

         Software licensing rights                         52,540            --
         Other intangible  assets                           5,816         5,816

                                                    -------------  -------------

                                                           58,356         5,816
                 Less accumulated amortization            (57,256)       (5,816)

                                                    -------------  -------------

Net definite life intangible assets                         1,100            --
                                                    =============  =============

Amortization expense                                        (445)         (224)
Weighted average amortization period                 5 Years        5 Years


         During 2004, the Company sold the remaining software licensing rights in connection with the sale of Virus 112 (See Note 7).

7.       BUSINESS ACQUISITIONS AND DIVESTITURES

ACQUISITIONS DURING 2004

         On April 1, 2004, Prime Vision A/S purchased the remaining 25% of Mobile Broadcast A/S, from Euro Broadcast Hire A/S thereby becoming the 100% owner of Mobile Broadcast A/S. The purchase price exceeded the fair market value of net assets acquired by approximately DKK 620, which was recorded as goodwill.

         On April 23, 2004, the Company's subsidiary formerly known as 909.909 A/S changed it's name to InAphone A/S and acquired, in a transaction accounted for as a purchase, the assets and operations of Ideation House ApS which engages in the development and marketing of mobile phone software technologies. The terms of the purchase required the Company to surrender 40% of the outstanding equity of InAphone A/S to the current management and to loan DKK 3,000 of working capital to InAphone A/S. The purchase price exceeded the fair value of the net assets acquired by approximately DKK 965, which was recorded as
Goodwill. The consolidated financial statements include the results of operations of InAphone A/S from April 23, 2004 through December 31, 2004. Further, the net loss for InAphone A/S for the period from April 23, 2004 through December 31, 2004 applicable to the 40% minority interest were not allocated to the holders of the non-controlling interest as there is an inability of the minority shareholders to share in such losses.

         On January 1, 2005, and subsequent to December 31, 2004, the Company sold InAphone A/S as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004.

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

DIVESTITURES DURING 2004

         VIRUS 112

         On September 30, 2004 the Company sold the assets of Virus112, to Comendo A/S. Virus112 A/S, a wholly-owned subsidiary of the Company, through which the Company offered virus detection products and services. The purchase price was approximately U.S. $2.5 million, of which U.S. $700,000 was paid in cash and the balance was paid by a five-year note receivable in the principal amount of U.S. $1.8 million, bearing interest of 6% per annum, and payable in quarterly installments. Comendo will also hire the Virus112 employees and assume the employee and the ongoing contractual obligations of Virus112. In addition, Comendo will enter into a 5-year lease for the portion of the facility owned by the Company that is occupied by Virus 112.

         In connection with the sale Comendo agreed to lease certain office space and equipment from the Company. The lease calls for Comendo to make monthly payments of DKK 79 the first 6 months and afterwards DKK 113 per month through September 30, 2009.

       The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to Comendo:

                                                              SEPTEMBER 30, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of Virus112 A/S assets:

      Cash received (October 1, 2004)                                      4,000

      Notes receivable                                                    11,000

                                                                    ------------
                                                                          15,000
                                                                    ============

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                              SEPTEMBER 30, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Assets and liabilities divested in sale of EuroTrust PKI assets:

      Current assets                                                      3,190
                                                                   ------------

            Total assets divested                                         3,190
                                                                   ------------

      Current deferred revenue                                           10,868)
                                                                   ------------

            Total liabilities divested                                   10,868)
                                                                   ------------

            Net liabilities divested                                     (7,678)
                                                                   ============

      Write-down of related property and equipment
      in connection with the sale                                         1,741
                                                                   ============

      Related cost of divestiture                                         1,200
                                                                   ============



Gain on sale of business                                                 19,737
                                                                   ============

         PKI

         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company U.S. $8.5 million in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

      In connection with the sale VeriSign agreed to lease certain office space and equipment from the Company. The lease calls for VeriSign to make monthly payments of U.S. $10 through April 1, 2007. VeriSign may cancel the lease after 18 months through the payment of a U.S. $50 cancellation fee.

      The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                                APRIL 1, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of EuroTrust PKI assets:

      Cash received                                                      46,312

      Cash held in escrow                                                 5,959
                                                                   ------------
                                                                         52,271
                                                                   ============
Assets and liabilities divested in sale of EuroTrust PKI assets:

      Current assets                                                      8,888
                                                                   ------------

            Total assets divested                                         8,888

                                                                   ------------

      Current deferred revenue                                          (29,620)
                                                                   ------------

             Total liabilities divested                                 (29,620)
                                                                   ------------

             Net liabilities divested                                   (20,732)
                                                                   ============

      Write-down of related property and equipment in
      connection with the sale                                            9,367

                                                                   ============

      Legal and related cost of divestiture                                 574

                                                                   ============

Gain on sale of business                                                 63,062
                                                                   ============

         Secure Hosting A/S

         In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a three-year royalty agreement on future sales generated from our transferred customer base. The agreement includes a minimum royalty of DKK 7,100 over the three-year period. During 2004, the Company received royalty payment of DKK 1,435 which

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


have been included in the gain from sales of business line item on the consolidated statements of operations.

DIVESTITURES DURING 2003

         NetVaulting A/S

         On November 30, 2003, the Company sold the assets in its secure remote back-up business, EuroTrust NetVaulting A/S, to Munk IT. The consideration includes a 10-year royalty agreement on future sales generated from our transferred customer base, and a lease of our TSM assets.

         EuroTrust Sweden AB

         On December 31, 2003, the Company sold its 70% interest in EuroTrust Sweden AB to CEO/shareholder (30% of EuroTrust Sweden - Klas Carlin) and our previous CTO Tobias Wahlgren for DKK 1. All employment liabilities for Tobias Wahlgren is in connection with the agreement transferred from EuroTrust PKI Services A/S to EuroTrust Sweden AB. EuroTrust Sweden AB had a negative equity of approx. DKK 1,400 as of December 31, 2003. Due to the negative equity EuroTrust has given EuroTrust Sweden AB the possibility for a loan of a maximum of DKK 1,600 forward for the period ending December 31, 2005. The loan can at anytime be transferred into equity of a maximum of 25% in EuroTrust Sweden AB.

         On December 31, 2003 we sold our interest in Alphasys for DKK 1 and recognized a gain of approximately DKK 6,400 gain on sale of subsidiary. Alphasys had previously been forced into liquidation in October 2003. Management believes in consultation with its French attorney that no liability will be raised against EuroTrust A/S.

         On November 30, 2003 the Company disposed of the operations and assets of Realtime Security A/S for DKK 400 resulting in the Company recognizing a loss of DKK 520 on the sale.

8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's cash equivalents and restricted cash, receivables, marketable securities, long-term investments, line of credit and long-term debt, payables and lease obligations approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. Information about each instrument follows:

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

         The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of December 31, 2003 and 2004, because of the short term maturities of those instruments.

ACCOUNTS RECEIVABLE, RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER RECEIVABLES

         The carrying amounts of accounts receivable, receivables from related parties, VAT receivable and other receivables approximate their fair value as of December 31, 2003 and 2004 because of the expected short term collection of those instruments.

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

NOTES RECEIVABLE,

         The carrying amount of notes receivable approximates their fair value as of December 31, 2003 and 2004 because the interest rates approximate the rate of similar instruments as of December 31, 2004.

Marketable securities

         The fair values of investment securities are estimated based on quoted market prices as of December 31, 2003 and 2004 and are stated at fair value.

LONG TERM INVESTMENTS

         For long-term other investments for which there are no quoted market prices, a reasonable estimate of fair value as of December 31, 2003 and 2004 is based on a review of the assumptions underlying the operating performance of the privately held companies.

LINE OF CREDIT AND LONG- TERM DEBT

         The fair values of the Company's line of credit and long-term debt as of December 31, 2003 and 2004 approximate recorded values as of December 31, 2004, based on similar current rates offered to the Company for debt of the same remaining maturities.

ACCOUNT PAYABLE AND ACCOUNTS PAYABLE, RELATED PARTIES

         The carrying amount of accounts payable and accounts payable -related party approximates fair value as of December 31, 2003 and 2004, because of the short term maturity of those instruments.

LEASE OBLIGATIONS

         The fair value of the Company's lease obligations is estimated by discounting the future cash flows at rates currently offered to the Company for debt of comparable maturities by the Company's bankers and is similar to recorded amounts as of December 31, 2004.

9.       SHORT-TERM BORROWING AND LINE-OF-CREDIT

         Short-term borrowing from a Danish bank is due on demand and consists of the following (in DKK):

                                                      DECEMBER 31,

                                                  2003           2004
                                                  ----           ----
Forstaedernes Bank                                      --          8,417
                                                         0          8,417
                                               ============   ============

         At December 31, 2004 the Company also has secured lines-of-credit with Danish banks up to DKK 9.0 million. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2003 and 2004 were 6.0% and 5.5%, respectively. The Company has pledged a mortgage deed on the building of DKK 10,000 as collateral for the borrowings.

10.      BANK LOANS

         Bank loans consists of the following (in DKK):

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                             DECEMBER 31,
                                                             ------------
                                                          2003          2004
                                                          ----          ----
Forstaedernes Bank 5.5% note payable, due September
2009, payable in monthly installments of DKK 77,
with vehicles and broadcasting equipment valued at
DKK 4,150 pledged as collateral                                 --         3,840
                                                       ------------  -----------

Less current portion                                            --           741
                                                       ------------  -----------
                                                                --         3,099
                                                       ============  ===========


The estimated aggregate maturities required on long-term debt for each of the individual years at December 31, 2004 are as follows:

                                                                        2004
                                                                    ------------

   Year ending December 31:
      2005                                                                  741
      2006                                                                  767
      2007                                                                  810
      2008                                                                  855
      2009                                                                  667
                                                                    ------------

                                                                          3,840
                                                                    ============


11.      CAPITAL LEASES

            The Company is obligated under capital leases for inventories and production van and equipment that expire at November 1, 2008. At December 31, 2003 and 2004, the gross amount of production vans and equipment and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                          DECEMBER 31,
                                                          ------------
                                                      2003            2004
Inventories, net of impairment charges                      --              --
OB van and equipment                                        --           7,095
                                                   ------------    ------------

                                                            --           7,095

Less accumulated depreciation                               --           1,266
                                                   ------------    ------------

                                                            --           5,829
                                                   ============    ============

                         EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         For the year ended December 31, 2004 the Company recorded depreciation expense on assets held under capital leases of DKK 1,172 which was included in depreciation expense on the statements of operations.

         In 2002 the Company entered into a sale and lease back agreement with IBM regarding the company's inventories of Tivoli licenses. The lease payments amount to DKK 3,706 per year and the agreement expires April 30, 2004. The lease is secured by 15,000 Tivoli licenses valued at approximately DKK 7,215 before their impairment in 2002. During 2003 the Company stopped making payments on the lease obligations due to disagreements regarding the underlying Tivoli Licenses; resulting in the lease obligation being in default according to the terms of the lease agreement. At December 31, 2003 and 2004 the Company has included approximately DKK 3,839, in accounts payable representing approximately DKK 3,744 in principal and DKK 95 in interest relating to unpaid lease commitments. The Company is from time to time in discussions with IBM to resolve the underlying disagreements and to potentially renegotiate the terms of the lease agreement.

         The Company also has several non-cancelable operating leases, primarily for office space, that expire over the next two years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases, amounted to DKK 3.4 million, DKK 1.8 million and DKK 1.3 million in the years ended December 31, 2002, 2003 and 2004, respectively.

         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments, as of December 31, 2004 are:

                                                                                     OPERATING
                                                                 CAPITAL LEASES        LEASES
                                                               -----------------   ---------------
Year ending December 31:
    2005                                                              1,560          1,115
    2006                                                              1,560          1,027
    2007                                                              1,560                   754
    2008                                                              1,430                   680
    2009                                                                 --                   225
    2010                                                                 --                   208
                                                               -----------------   ---------------

              Total minimum lease payments                            6,110          4,009
                                                                                   ===============

Less amount representing interest                                       281
                                                               -----------------

              Present value of net minimum capital
                 lease payments                                       5,829
                                                               -----------------

Less current installments of obligations under
  capital leases                                                      1,244
                                                               -----------------

              Obligations under capital leases, excluding
                current installments                                  4,585
                                                               =================


                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


12.      RELATED PARTY TRANSACTIONS

         In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties as follows:

VERISIGN INC

         VeriSign was a minority shareholder in EuroTrust A/S (approx. 18%) until April 1, 2004. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                           DECEMBER 31,
                                                           ------------
                                                           2003         2004
                                                           ----         ----


VeriSign Inc. (Annual fees and royalties)                 4,204        2,082
                                                       ========     ========
VeriSign Inc. (Accounts payable)                            477           --
                                                       ========     ========


         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 458,120 (Not in thousands) of its ordinary shares which is equivalent to 458,120 (Not in thousands) American Depository Receipts or "ADRs" from VeriSign for $1,136 U.S. The repurchase was authorized by the Company's shareholders on May 28, 2003.

NEMETH & SIGETTY A/S

         Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during each of the three years ended December 31, 2002, 2003 and 2004. For the years ended December 31, 2002, 2003 and 2004 Nemeth & Sigetty A/S has been paid, DKK 1,115, DKK 418 and DKK 962 respectively. The total outstanding payables due to Nemeth & Sigetty A/S as at December 31, 2003 and December 31, 2004 were DKK 0 and DKK 0, respectively.

13.      INCOME TAXES

         The Company and each of its subsidiaries file separate tax returns in each country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2004 are as follows (in DKK):

                                                                                     DECEMBER 31,
                                                                               --------------------------
                                                                                   2003         2004
                                                                                   ----         ----
DEFERRED TAX ASSETS
   Net operating loss carry forwards                                                 105,365      98,393
   Tax value of fixed assets in excess of book value of fixed assets                   7,415       1,709
   Other temporary differences                                                             0
   Deductible goodwill and intangible assets                                           9,547       2,624
   Provisions                                                                         10,262      10,262
   Capital losses on shares                                                                0           0
                                                                               --------------------------
   Total deferred tax assets                                                         132,589     112,988
                                                                                     -------     -------
   Less: Valuation allowance                                                       (130,206)   (109,016)
                                                                               --------------------------
   NET DEFERRED TAX ASSETS                                                             2,383       3,972

Deferred tax liabilities                                                                   0           0

Total net deferred tax assets                                                          2,383           0

         The recognized tax assets as of December 2003 and 2004 are related to temporary differences between the book and fiscal values of fixed assets in the profitable broadcasting segment and for the company EuroTrust Secure Hosting A/S.

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

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

         The tax loss carry-forwards available at December 31, 2004 and their expiration years are as follows (in DKK):

      EXPIRATION YEAR          DENMARK     SWITZERLAND      TOTAL
      ---------------          -------     -----------      -----

   2005                           28,355                       28,355
   2006                           52,597                       52,597
   Indefinitely                  195,700         12,250       207,950
                                 -------         ------       -------




         The accumulated tax loss carry forwards cannot be used by all group companies as only a limited number of companies are jointly taxed.

         For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                         DECEMBER 31,
                                           -------------------------------------

                                               2002        2003        2004
                                               ----        ----        ----
   Pretax income (loss):
      Denmark                                (268,422)       (995)       28,026
      Sweden                                   (2,844)          0             0
      France                                   (3,616)          0             0
      UK                                           45           0             0
      Switzerland                              (3,081)     (9,169)            0
                                             ---------     -------      -------
                                             (277,918)    (10,164)       28,026
                                             =========     =======      =======
   Significant components of the
     provision for income taxes are:
      Current:  Denmark                        (2,849)       (186)            0
                Others                               0           0            0
                                             ---------     -------      -------
                                               (2,849)       (186)            0
                                             ---------     -------      -------

      Deferred:  Denmark                           350       1,677      (3,105)
                 Others                              0           0            0
                                             ---------     -------      -------
                                                   350         350      (3,105)
                                             ---------     -------      -------
         Total:                                (2,499)     (2,499)      (3,105)
                                             =========     =======      =======

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                               2002       2003      2004
                                                               ----       ----      ----
Danish income tax rate......................................     30%       30%        30%
Non taxable gain on sold business...........................      0%        0%         0%
Non deductible impairment charges...........................   (10)%        0%         0%
Change in valuation allowance on deferred tax assets........   (21)%       45%        45%
Other items, net............................................      0%        0%         0%
                                                             -------
Reported income tax expense.................................    (1)%     (15)%      (15)%
                                                             =======

14.      SHAREHOLDERS' EQUITY

TREASURY SHARES

         During 2004, a total of 150,000 (not in thousands) shares were purchased from a shareholder into treasury and were later sold for DKK 4,148. Both transactions were at market price and resulted in a gain of DKK 319, which were booked under additional paid in capital. The Company repurchased 458,120 (Not in thousands) of its ordinary shares from VeriSign for $1,136 U.S. simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign,. The shares were purchased into treasury.

         During the fourth quarter of 2004, the Company cancelled the 458,120 (not in thousands) in treasury with a cost of DKK 11,042.

         In 2003 the Company issued from treasury 139,423 (not in thousands) treasury shares valued at DKK 1,088 (the market price of the common share on the date issued from treasury) in connection with a guarantee for equity financing in EuroTrust in the event of needed funding. The guarantee expired May 9, 2004. The DKK 1,088 has been recorded as interest expense in the accompanying financial statements.

         During the period from September 2002 to December 2002, a total of 15,400 (not in thousands) shares were purchased by a shareholder and were then sold back to the Company at the same price as that originally paid by the shareholder. During 2002 the Company purchased an additional 100,542 (not in thousands) treasury shares through its stockbroker. The Company has not bought any additional treasury shares in 2003.

COMMON STOCK

         During 2004, the Company issued 345,254 shares (not in thousands) upon the exercise of options at pricing ranging from $1.32 to $2.46 per share.

         During 2003, the Company issued 758,079 shares (not in thousands) upon the exercise of options at pricing ranging from $1.26 to $1.50 per share.

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


1 FOR 6 REVERSE STOCK SPLIT OF ORDINARY SHARES

         On May 19, 2005, and reflected in the accompanying financial statements the Company effected a 1 for 6 reverse stock split of it's ordinary shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each ordinary common share of the Company from DKK1.25 to DKK 7.50.

15.      EARNINGS PER SHARE

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

The following table presents the computation of basic and diluted average common shares outstanding:

                                                      YEAR ENDED DECEMBER 31,

                                                    2002        2003        2004

Determination of basic and diluted shares:

Weighted-average shares outstanding                4,360       4,671       4,947

Potential common shares--dilutive
stock options                                         --          --         319
                                                   -----       -----       -----

Basic and diluted average common
shares outstanding                                 4,360       4,671       5,266

         In 2004, the Company excluded 267 common share equivalents with a weighted-average share price of $5.52, in 2003, the Company excluded 136 weighted-average common share equivalents with a weighted-average share price of $1.38 and in 2002, the Company excluded 14 weighted-average common share equivalents with a weighted-average share price of $5.04 from the potential common shares because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of the Company's common stock for the period.

         Subsequent to the year ended December 31, 2004 the Company issued 71,094 (not in thousands) common ADR shares upon the exercise of stock options, issued 207,458 (not in thousands) common ADR shares upon the exercise of stock options, issued 16,666 (not in thousands) common ADR shares upon the exercise of stock options, issued 15,000 (not in thousands) common ADR shares upon the exercise of stock options and issued 587,500 (not in thousands) warrants to purchase the Company's Common Stock at $4.75 per share expiring on April 30, 2015.

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


16.      STOCK OPTIONS

         STOCK OPTIONS

         2001 INCENTIVE OPTION PLAN

         During 2001, the Board authorized the grant and issue of 354,167 (not in thousands) options each to purchase one common share at various share prices ranging from $6.30 to $10.26 per share to employees and directors of the Company. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through their expiration dates ranging from August 31, 2003 to December 31, 2005. At December 31, 2004, 26,667 (not in thousands) options were outstanding.

         In addition during 2001, the Board authorized the grant and issue of 7,500 (not in thousands) options each to purchase one common share at a price of $6.54. A total of 2,500 (not in thousands) of these options became exercisable during 2002, another 2,500 (not in thousands) vest in 2003 and the remainder vest in 2004. These options all expired on January 1, 2005.

         2002 INCENTIVE STOCK OPTION PLAN

         During 2002, the Board authorized the grant and issue of 413,924 (not in thousands) stock options each to purchase one common share at various share prices ranging from $2.34 to $7.86 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. A total of 294,458 (not in thousands) of these options were outstanding at December 31, 2004. The stock options are exercisable during the year of grant through their expiration dates ranging from January 1, 2005 to May 30, 2005.

         2003 INCENTIVE STOCK OPTION PLAN

During 2003, the Board authorized the grant and issue of 1,318,750 (not in thousands) stock options each to purchase one common share at various share prices ranging from $1.20 to $2.88 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 215,417 (not in thousands) were outstanding at December 31, 2004. The stock options are exercisable during the year of grant through their expiration dates ranging from May 30, 2005 to February 3, 2008.

         2004 INCENTIVE STOCK OPTION PLAN

During 2004, the Board authorized the grant and issue of 434,621 (not in thousands) stock options each to purchase one common share at various share prices ranging from $3.24 to $3.76 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options all were outstanding at December 31, 2004. 434,621 stock options are exercisable during the year of grant and all stock options have expiration dates ranging from May 12, 2007 to May 12, 2009.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the three years ended December 31, 2004 is as follows:

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                               2002                        2003                       2004
                                     -------------------------   -------------------------  -------------------------
                                                 WEIGHTED                    WEIGHTED                    WEIGHTED
                                     OPTIONS      AVERAGE        OPTIONS      AVERAGE        OPTIONS     AVERAGE
                                               EXERCISE PRICE              EXERCISE PRICE             EXERCISE PRICE
                                               --------------              --------------             --------------
   Outstanding, beginning of year         723          $11.46       1,021           $7.92         947          $3.12
   Granted                                414            4.92       1,319            1.38         435           3.48
   Exercised                               --              --       (758)            1.26       (345)           1.32
   Forfeited                             (17)            7.20       (250)            5.94          --             --
   Expired                               (99)           21.00       (385)            7.50        (64)           7.74
   Outstanding, end of year             1,021           $7.92         947           $3.12         973          $3.48
   Exercisable, end of year             1,016           $7.92         944           $3.12         903          $3.48
Weighted average fair value of
options granted during the year                         $3.60                       $6.42                      $3.18

      The following table summarizes information about stock options outstanding as of December 31, 2004:

                                          WEIGHTED-AVERAGE
                                             REMAINING     WEIGHTED-AVERAGE
      RANGE OF              SHARES          CONTRACTUAL       EXERCISE          SHARES         WEIGHTED-AVERAGE
   EXERCISE PRICES        OUTSTANDING          LIFE             PRICE         EXERCISABLE       EXERCISE PRICE
----------------------   --------------   ----------------   -------------   ------------   ---------------------
    $1.44 - $1.50            166             3.0 years           $1.50           166                $1.50
    $2.34 - $2.88             52             2.5 years           $2.82            52                $2.82
    $3.00 - $3.30            298             3.3 years           $3.24           298                $3.24
    $3.78 - $3.78            215             3.3 years           $3.78           215                $3.78
    $4.68 - $8.40            242            0.28 years           $5.64           242                $5.64
        Total                973            2.46 years           $3.48           973                $3.48

         No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

         WARRANTS

         During 2004, the Company recorded DKK 85 in consulting expense for the issuance of warrants to purchase 25,000 (not in thousands) common shares at DKK
23.76 expiring February 28, 2005. The warrants were valued using the Black Scholes method and with the following variables Yield of 0%, Volatility of 42.79%, Risk free interest rate of 3%, and estimated life of 0.5 years.

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


17.      PENSIONS

         During 2002, 2003 and 2004, the company has recognized expenses for defined contribution pension agreements with paid to pension and insurance companies on behalf of employees totaling DKK 1.5 million, DKK 1.8 million and DKK 0.8 million, respectively. The Company has no liability beyond their contributions related to the pensions.

18.      NON-CASH FINANCING AND INVESTING ACTIVITIES

         Capital lease obligations of DKK 525, DKK 1,176 and DKK 5,829 were incurred in 2002, 2003 and 2004 respectively. The Company entered into the leases for machinery, equipment and automobiles.

                  In 2003 the Company issued from treasury, 139,422 (not in thousands) shares of its common stock in connection with a guarantee for committing a private Placement in EuroTrust valid for 12 months.

         In 2002 the Company issued from treasury, 134,083 (not in thousands) shares of its common stock with a market value of DKK 5,000 as consideration for the purchase of a 15% interest in the subsidiary EuroTrust NetVaulting A/S.

19.      COMMITMENTS

         The Company issues product guarantees in accordance with Danish law, normally covering the subscription period of services provided to customers. The Company has not incurred any costs in fulfilling these guarantees and the Company estimated a liability of DKK $0 for the cost of such guarantees as of December 31, 2003 and 2004.

20.      LITIGATION

         During 2003, the Company recorded a provision of DKK 1,000 for expenses relating to an arbitration court regarding the construction of our building located in Soeborg. The constructor claimed bills for extra work performed and EuroTrust claim compensation due to insufficient work performed by the constructor. During 2004, as a result of the arbitration the Company paid a net payment to the constructor of approx. DKK 1,000 in settlement of the case.

         During 2004, the Company paid Cyberguard DKK 994 in settlement of claims arising out of a disagreement regarding a reseller agreement signed in October 2002.

         The Company is from time to time involved in routine legal and administrative proceedings and claims of various types. While any proceedings or claim contains an element of uncertainty, Management does not expect them to have an affect on our results of operations or financial position.

21.      SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the broadcast media business segment and prior to

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has three reportable segments under SFAS 131 from 2002 to 2004 as follows: (i) Internet services, and
(ii) broadcast media. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation thereafter.

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

         Net sales by geographical location and reportable segment information for each and business segment for each of the years ended December 31, 2002, 2003 and 2004 is presented in the following tables:

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                           2002                    2003                    2004              2004
                       DKK         %          DKK         %          DKK          %          USD
Denmark                110,992    82%         133,397    80%           95,952    85%           17,549
Norway                   4,967     4%           8,278     5%            4,349     4%              795
Sweden                   2,874     2%           7,736     5%            8,996     8%            1,645
France                   9,636     7%           5,770     3%                0     0%                0
Finland                  2,763     2%           4,718     3%            1,163     1%              213
Austria                  1,884     1%           1,593     1%              616     1%              113
Switzerland              2,673     2%           4,563     3%              955     1%              175
Other                        0     0%             356     0%               80     0%               15
                    --------------------   ---------------------   ---------------------  ------------
                       135,789    100%        166,411    100%         112,111    100%          20,505
                    --------------------   ---------------------   ---------------------  ------------


         The segmented data are as follows:

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                                  YEARS ENDED DECEMBER 31,
                                                    2002            2003            2004           2004
                                                --------------  -------------   -------------  --------------
                                                     DKK            DKK             DKK             USD
INTERNET SERVICES:
Net revenue                                            63,769         77,792          21,098          $3,859
Operating expenses:
       Cost of sales                                   80,472         28,374           8,847           1,618
       Selling and marketing expenses                  39,299         33,696          11,015           2,015
       General and administrative expenses             34,949         28,076          10,876           1,989
       Depreciation, amortization and write
       down                                           161,289          3,553           2,723             498
                                                --------------  -------------   -------------  --------------
       Total operating expenses                       316,009         93,699          33,461           6,120
                                                --------------  -------------   -------------  --------------
Operating  (loss)                                   (252,240)       (15,907)        (12,363)        $(2,261)
                                                --------------  -------------   -------------  --------------
Capital expenditure                                     9,210          1,762           2,541            $465
                                                --------------  -------------   -------------  --------------
Total assets                                           99,962         65,655          55,581         $10,165
                                                --------------  -------------   -------------  --------------

BROADCAST MEDIA
Net revenue                                            72,020         88,619          91,013         $16,646
Operating expenses:
       Cost of sales                                   40,534         58,045          60,949          11,148
       Selling and marketing expenses                  10,150         12,085          14,225           2,601
       General and administrative expenses              9,934         12,537          12,638           2,312
       Depreciation, amortization and write
       down                                             4,828          4,764           9,069           1,658
                                                --------------  -------------   -------------  --------------
       Total operating expenses                        65,446         87,431          96,881          17,719
                                                --------------  -------------   -------------  --------------
Operating income (loss)                                 6,574          1,188         (5,868)        $(1,073)
                                                --------------  -------------   -------------  --------------
Capital expenditure                                     8,261         13,743          29,261          $5,352
                                                --------------  -------------   -------------  --------------
Total assets                                           68,255         75,190         122,667         $22,435
                                                --------------  -------------   -------------  --------------

CONSOLIDATED
Net revenue                                           135,789        166,411         112,111          20,505
Operating expenses:
       Cost of sales                                  121,006         86,419          69,796          12,766
       Selling and marketing expenses                  49,449         45,781          25,240           4,616
       General and administrative expenses             44,883         40,613          23,514           4,301
       Depreciation, amortization and write
       down                                           166,117          8,317          11,792           2,156
                                                --------------  -------------   -------------  --------------
       Total operating expenses                       381,455        181,130         130,342          23,839
                                                --------------  -------------   -------------  --------------
Operating (loss)                                    (245,666)       (14,719)        (18,231)        $(3,334)
                                                --------------  -------------   -------------  --------------
Capital expenditure                                    17,471         15,505          31,802          $5,816
                                                --------------  -------------   -------------  --------------
Total assets                                          168,217        140,845         178,248         $32,600
                                                --------------  -------------   -------------  --------------


DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.

                        EUROTRUST A/S AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)



24.      SUBSEQUENT EVENTS

         The Company issued 310,218(not in thousands) common ADR shares upon the exercise of stock options at DKK 13.02 to DKK 21.72 per share.

         On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638.

         On May 16, 2005, the Company issued 587,500 warrants to Officers and Directors of the Company to purchase the Company's common stock at $4.75 per share. The warrants vest immediately and are expire April 30, 2015. The estimated fair value of the warrants on the date issued is approximately DKK15,600.

         On May 19, 2005, and reflected in the accompanying financial statements the Company effected a 1 for 6 reverse stock split of it's ordinary shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each ordinary common share of the Company from DKK1.25 to DKK 7.50.

                                INDEX TO EXHIBITS

                                         EXHIBITS
                                         --------

        1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

        1.2  Rules of Procedures of the Registrant, as amended (2)

        2.1  Employee and Director Subscription Option Plan*

        4.5 Form of Employment Agreement between the Registrant and Aldo Petersen, effective as of January 1, 2005*

        4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005*

        8.1  List of the Subsidiaries of the Registrant *

        11.1 Code of Ethics(4)

        12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

        12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

        13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

        13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

-----------
* Included herewith.

(1) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 27, 2002, and incorporated by reference herein.

(2) Filed as an exhibit to the Company's original filing of the Registration Statement on Form F-1 (File No. 333-7092), filed on June 20, 1997, and incorporated by reference herein.

(4) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on September 23, 2003, and incorporated by reference herein.

(5) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on May 12, 2004, and incorporated by reference herein.