Form 20-F/A
EUROTRUST A/S
filed 2005-11-03
CIK 1041457

As filed with the Securities and Exchange Commission on November 3, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1

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

Securities  for  which  there is a  reporting  obligation     American  Depositary  Shares,  each representing
pursuant to Section 15(d) of the Act:                         six ordinary shares,  nominal value DKK 1.25 per
                                                              ordinary share.

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of close Ordinary shares 5,108,267 of the period covered by the annual report (December 31, American Depositary Shares: 5,108,267 2004):

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

                                 YES [X]       NO [ ]

       Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                           PAGE

EXCHANGE RATE INFORMATION.....................................................................4
ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................5

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE........................................5

ITEM 3.        KEY INFORMATION................................................................5

ITEM 4.        INFORMATION ON THE COMPANY....................................................14

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................24

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................37

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................43

ITEM 8.        FINANCIAL INFORMATION.........................................................45

ITEM 9.        THE OFFER AND LISTING.........................................................45

ITEM 10.       ADDITIONAL INFORMATION........................................................47

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................51

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................52

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................52

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS...............................................................52

ITEM 15.       CONTROLS AND PROCEDURES.......................................................52

ITEM 16.       RESERVED......................................................................52

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT..............................................52

ITEM 16B.      CODE OF ETHICS................................................................52

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................53

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT...............................53

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED...................53

ITEM 17.       FINANCIAL STATEMENTS..........................................................54

ITEM 18.       FINANCIAL STATEMENTS..........................................................54

ITEM 19.       EXHIBITS......................................................................55

SIGNATURES ..................................................................................56

                                EXPLANATORY NOTE

        This Form 20-F/A is being filed by EuroTrust A/S ("EuroTrust") as Amendment No. 1 to its Annual Report on Form 20-F filed on June 3, 2005 (the "Original Form 20-F"). The purpose of this Amendment No. 1 is to reclassify the operating results and resulting gain from the sale of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations. The restatement had no effect on EuroTrust's Net Income (Loss) for the periods reported. This Amendment No. 1 amends and restates the following Items of EuroTrust's Original Form 20-F: "Item 3 - Key Information", "Item 4 -
Information on the Company", "Item 5 - Operating and Financial Review and Prospects", "Item 8 - Financial Information" and "Item 18 - Financial Statements".

        Except to reflect the restatement of EuroTrust's consolidated financial statements as described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosures contained in EuroTrust's Original Form 20-F.

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

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 20-F/A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, our ability to identify new under valued opportunities for investment or acquisition; the potential unforeseen impact of product or service offerings from competitors; our ability to raise additional capital should it be required to finance our growth aspirations; our ability to negotiate appropriate strategic relationships; our ability to control costs and expenses; and general economic and political conditions and specific conditions in the markets we address and the factors set forth under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not required because this Form 20-F/A is filed as an Annual Report.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

         Not required because this Form 20-F/A is filed as an Annual Report.

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

CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)

                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
                                                      2000       2001        2002        2003         2004          2004
                                                   ---------- ----------  ----------   ---------    ---------    -------
                                                      DKK         DKK        DKK          DKK          DKK          US$
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:

       Revenue                                       188,628    151,914      92,028      109,822        91,036      16,650
       Total operating expenses                      290,870    347,922     161,000      116,269       110,759      20,257
                                                    --------  ---------    --------      -------      --------     -------
       Operating loss                               (102,242)  (196,008)    (68,972)      (6,447)      (19,723)     (3,607)
                                                    ========  =========    ========      =======      ========     =======
       Net (loss) income from
                continuing operations
                                                    (101,384)    18,165     (97,363)      (7,959)      (26,251)     (4,801)
                                                    ========  =========    ========      =======      ========     =======
       Net (loss) income from
                discontinued operations              (25,042)   (10,460)   (185,985)       1,629        84,705      15,492
                                                    ========  =========    ========      =======      ========     =======
       Cumulative effect of change in
       accounting principle                          (20,278)         0           0            0             0           0
                                                    ========  =========    ========      =======      ========     =======

       Net (loss) income                            (146,704)     7,705    (283,348)      (6,330)       58,454      10,691
                                                    ========  =========    ========      =======      ========     =======
       (Loss) Income from continuing operations
              per average common share, basic         (35.88)      4.50      (22.33)       (1.70)        (5.30)      (0.97)
                                                    ========  =========    ========      =======      ========     =======
       (Loss) Income from discontinued operations
               per average common share, basic         (8.82)     (2.58)     (42.66)        0.35         17.12        3.13
                                                    ========  =========    ========      =======      ========     =======
       Net (loss) income per average
                common share, basic                   (51.90)      1.92      (64.99)       (1.35)        11.82        2.16
                                                    ========  =========    ========      =======      ========     =======
       (Loss) Income from continuing operations
              per average common share, diluted       (35.88)      4.38      (22.33)       (1.70)        (4.99)      (0.91)
                                                    ========  =========    ========      =======      ========     =======
       (Loss) income from discontinued
                operations per average
                common share, diluted                  (8.82)     (2.52)     (42.66)        0.35         16.09        2.94
                                                       =====       ====      ======        =====         =====       =====
       Net (loss) income per average common
                share diluted                         (51.90)      1.86      (64.99)       (1.35)        11.10        2.03
                                                       =====       ====      ======        =====         =====        ====
       Weighted average number of common
                 shares outstanding, basic             2,828      4.030       4,360        4,671         4,947       4,947
                                                       =====      =====       =====        =====         =====       =====
       Weighted average number of common
                shares outstanding diluted             2,828      4,124       4,360        4,671         5,266       5,266
                                                       =====      =====       =====        =====         =====       =====

------------------------
(1) In June 2001, the FASB issued SFAS 142 fully effective for fiscal years beginning after December 15, 2001, which changed the accounting for goodwill from an amortization method to an impairment-only approach. We adopted the provisions of SFAS 142 effective January 1, 2002. If the standards of SFAS 142 had been in effect beginning January 1, 2000 then (i) for the year ended December 31, 2000 our net loss would have been DKK 142,431 and both our basic and diluted loss per common share would have been DKK 50.28; and (ii) for the year ended December 31, 2001 our net income would have been DKK 12,364, our basic income per common share would have been DKK 3.06 and our diluted income per common share would have been DKK 3.00.

INTERNET SERVICES:
       Revenue                                      94,999     72,183       20,008       21,203            23           4
       Total operating expenses                    179,985    238,112       95,554       28,838        14,478       2,648
                                                   -------   --------     --------       ------        ------       -----
       Operating loss                              (84,986)  (165,929)     (75,546)      (7,635)      (14,455)     (2,644)
                                                   =======   ========     ========       ======       =======      ======


BROADCAST MEDIA:
       Revenue                                      83,005     79,731       72,020       88,619        91,013      16,646
       Total operating expenses                     94,156    109,810       65,446       87,431        96,281      17,609
                                                   -------   --------     --------       ------       -------      ------
       Operating income (loss)                     (11,151)   (30,079)       6,574        1,188        (5,268)       (963)
                                                   =======   ========     ========       ======       =======      ======

OTHER:
       Revenue                                      10,624          0            0            0             0           0
       Total operating expenses
                                                    16,729          0            0            0             0          0
                                                   -------   --------     --------       ------       -------       -----
       Operating (loss) income                      (6,105)         0            0            0             0           0
                                                   =======   ========     ========       ======       =======      ======

DISCONTINUED OPERATIONS, NET (LOSS) GAIN:          (25,042)   (10,460)   (179,985)      (8,420)         1,090         199
                                                   =======   ========     =======        ======       =======      ======

CONSOLIDATED BALANCE SHEET DATA:

                                                                          AS OF DECEMBER 31,

                                                   2000       2001        2002        2003         2004         2004
                                                ---------- ----------   ---------   ---------    ---------   ----------
                                                   DKK         DKK         DKK         DKK          DKK         US$
                                                                            (IN THOUSANDS)
      Total assets                                357,051    445,611      168,217     140,845      178,248     32,600
      Net assets                                  199,638    333,168       44,242      46,360      101,566     18,576
      Capital stock                                25,814     34,006       34,006      39,693       38,312      7,007
      Working capital (deficit)                   (6,009)    137,256      (4,280)    (35,674)     (19,447)    (3,557)
      Number of ordinary shares outstanding         3,442      4,534        4,534       5,292        5,108      5,108

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


B.       CAPITALIZATION AND INDEBTEDNESS

         Not required because this Form 20-F/A is filed as an Annual Report.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not required because this Form 20-F/A is filed as an Annual Report.

D.       RISK FACTORS

         IN ADDITION TO OTHER INFORMATION IN THIS FORM 20-F/A, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING US AND OUR BUSINESS BECAUSE THESE FACTORS CURRENTLY HAVE OR MAY IN THE FUTURE HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD- LOOKING STATEMENTS CONTAINED IN THIS FORM 20-F/A AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS FORM 20-F/A.

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

         We incurred a net loss in each of the years ended December 31, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2004 we had an operating loss of DKK 26.3 million (approximately $4.8 million). As of December 31, 2004, we had an accumulated deficit of DKK 457.4 million (approximately $83.7 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

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

     o   Offsite   recording  and  storage  of  the   recordings  in  a  secured
         centralized location; and

     o   Email confirmation of alarms to minimize false alerts

DISTRIBUTION OF SALES

         The following tables set out our revenues by category and region for each of the years ended December 31, 2002, 2003 and 2004.

BREAKDOWN OF REVENUES BY CATEGORY(1)

                                 2002                        2003                         2004                     2004
                          ------------------          ------------------            ------------------          -----------
                         DKK         PERCENTAGE       DKK        PERCENTAGE        DKK        PERCENTAGE     US$        PERCENTAGE
                      ----------     ------------  ----------    ------------    ---------    ------------  -------     ------------
                                                           (CURRENCY AMOUNTS ARE IN THOUSANDS)
Internet services        20,008              22%      21,203             19%           23              0%         4              0%
Broadcasting             72,020              78%      88,619             81%       91,013            100%    16,646            100%

                      ----------     ------------  ----------    ------------    ---------    ------------  --------    ------------
                         92,028             100%     109,822            100%       91,036            100%    16,650            100%
                      ----------     ------------  ----------    ------------    ---------    ------------  --------    ------------

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET(1)

                          2002                   2003                         2004
                       DKK        %          DKK        %           DKK          %        USD
Denmark                 91,095   99%         109,000  99.2%           84,510    93%        15,546
Norway                     539  0.6%             417   0.4%                -    0%              -
Sweden                     424  0.4%             405   0.4%            6,526    7%          1,194
                   --------------------  --------------------- -----------------------------------
                        92,028  100%         109,822   100%           91,036   100%        16,650
                   --------------------  --------------------- -----------------------------------

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

         CONSOLIDATED RESULTS

         YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

         Net revenue for the year ended December 31, 2004 was DKK 91.0 million, a decrease of DKK 18.8 million, or 17.1%, compared to revenue of DKK 109.8 million for the year ended December 31, 2003. The table below compares revenue for both years on a segment-by-segment basis.

                              REVENUE                  AMOUNT OF     PERCENTAGE
                                                        INCREASE       INCREASE
                            2004          2003         (DECREASE)     (DECREASE)
                         ---------     ---------       ---------     -----------
                                       (IN THOUSANDS OF DKK)

Internet services               23        21,203         (21,180)        (99.9%)
Broadcast media             91,013        88,619           2,394           2.7%
TOTAL                       91,036       109,822         (18,786)        (17.1%)

         The Internet services segment showed a decrease in revenues and the broadcast media segment showed an increase in revenues. The decrease in revenue in our Internet services segment is primarily attributable to the sales of our remote back-up business as of December 1, 2003 and the sale of our secure hosting business as of January 1, 2004. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

         Total operating  expenses for the year ended December 31, 2004 were DKK
110.8 million, a decrease of DKK 5.5 million, or 4.7%, from the total operating expenses of DKK 116.3 million for the year ended December 31, 2003. This decrease is primarily attributable to decreases in Cost of sales and General and administrative, expenses resulting primarily from the sales of the businesses in our Internet services segment. The table below shows our operating expenses by category on a segment-by segment basis.

                                                       COST OF SALES              AMOUNT OF         PERCENTAGE
                                                                                   INCREASE          INCREASE
                                                    2004           2003           (DECREASE)        (DECREASE)
                                                  -----------    -----------      ------------      ----------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                           0          7,773           (7,773)          (100.0%)
Broadcast media                                        60,349         58,045            2,304              4.0%

                                                  -----------    -----------      ------------       ----------
TOTAL                                                  60,349         65,818           (5,469)            (8.3%)

                                                   SELLING AND MARKETING           AMOUNT OF         PERCENTAGE
                                                                                   INCREASE           INCREASE
                                                    2004           2003           (DECREASE)         (DECREASE)
                                                  -----------    -----------      ------------       ----------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                       3,502          5,410           (1,908)           (35.3%)
Broadcast media                                        14,225         12,085            2,140             17.7%

                                                  -----------    -----------      ------------       ----------
TOTAL                                                  17,727         17,495              232              1.3%

                                                   GENERAL AND ADMINISTRATIVE     AMOUNT OF          PERCENTAGE
                                                                                   INCREASE           INCREASE
                                                    2004           2003           (DECREASE)         (DECREASE)
                                                  -----------    -----------      ------------       ----------
                                                                    (IN THOUSANDS OF DKK)
Internet services                                       8,905         14,344           (5,439)           (37.9%)
Broadcast media                                        12,638         12,537              101              0.8%

                                                  -----------    -----------      ------------       ----------
TOTAL                                                  21,543         26,881           (5,338)           (19.9%)

                                                        DEPRECIATION,
                                                        AMORTIZATION                AMOUNT OF         PERCENTAGE
                                                       AND WRITE DOWN               INCREASE           INCREASE
                                                     2004           2003           (DECREASE)         (DECREASE)
                                                  -----------    -----------      ------------       ----------
                                                                    (IN THOUSANDS OF DKK)
Internet services                                       2,071          1,311              760            (58.0%)
Broadcast media                                         9,069          4,764            4,305             90.4%
                                                  -----------    -----------      ------------       ----------
TOTAL                                                  11,140          6,075            5,065             83.4%

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

         For the year ended December 31, 2004, the gross profit for our Internet services segment was DKK 23 thousand, or a margin of 100% of segment revenues. For the year ended December 31, 2003, the gross profit for our Internet services business was DKK 13.4 million, or a margin of 63.3% of segment revenues.

         In the case of our broadcast media segment, the gross profit for 2004 was DKK 30.7 million, or 33.7% of segment revenues while the gross profit margin for 2003 was DKK 30.6 million, or 34.5% of segment revenues. This decrease is primarily attributable to the increase in cost resulting from our increased focus on further developing and enhancing our broadcast media business.

         For the year ended December 31, 2004 our operating loss increased by DKK 13.3 million to DKK 19.7 million compared to a loss of DKK 6.5 million for the year ended December 31, 2003.

         The operating loss for our Internet  services segment  increased by DKK
6.9 million to DKK 14.5 million compared to a loss of DKK 7.6 million for the year ended December 31, 2003. This increase is primarily attributable to the decrease in revenues due to the divestiture of the businesses in this segment.

         For our broadcast  media segment,  we incurred an operating loss of DKK
5.3 million compared to an operating income of DKK 1.2 million for the year ended December 31, 2003. This decrease is attributable to the increase in operating expenses due to our increased focus on further developing and enhancing our broadcast media business.

         For 2004, we had interest income of DKK 0.3 million and interest expense of DKK 1.2 million. For 2003, interest income was DKK 0.2 million and interest expense was DKK 1.6 million. The increase in interest income in 2004 reflects the increase in our cash balances from the sale of our businesses. The decrease in interest expense in 2004 reflects a one time guarantee payment of DKK 1.1 million in 2003 not incurred in 2004.

         For 2004, we had a net foreign exchange (loss) of DKK 0.8 million compared to a net foreign exchange loss of DKK 1.8 million in 2003.

         For 2004, based on our review of the valuation of long term investments and marketable securities held at December 31, 2004, we wrote down a total amount of DKK 14.9 million.

         Our Net income for the year ended  December  31, 2004  increased to DKK
58.5  million  compared  to a Net loss of DKK 6.3  million  for the  year  ended
December 31, 2003. The increase in our Net income of DKK 64.8 million is primarily attributable to one time gains from the sale of the Internet segment businesses in the aggregate of DKK 83.6 million offset by a one time write down of long term investments and marketable securities of DKK 14.9 million.

         YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

         Net revenue for the year ended December 31, 2003 was DKK 109.8 million, an increase of DKK 17.8 million, or 19.3%, compared to revenue of DKK 92.0 million for the year ended December 31, 2002. The table below compares revenue for both years on a segment-by-segment basis.

                              REVENUE                   AMOUNT OF     PERCENTAGE
                                                        INCREASE      INCREASE
                           2003           2002          (DECREASE)    (DECREASE)
                          -------        -------         --------     ---------
                                  (IN THOUSANDS OF DKK)

Internet services          21,203         20,008            1,195          6.0%
Broadcast media            88,619         72,020           16,599         23.0%
TOTAL                     109,822         92.028           17,794         19.3%

         Both the Internet services segment and the broadcast media segment showed an increase in revenues. The increase in revenue in our Internet services segment is attributable to an increase in our remote back-up business offset against a small decrease in our secure hosting business. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

         Total operating  expenses for the year ended December 31, 2003 were DKK
116.3 million, a decrease of DKK 44.7 million, or 27.8%, from the total operating expenses of DKK 161.0 million for the year ended December 31, 2002. This decrease resulted primarily from a decrease in amortization and write downs and goodwill impairment. The table below shows our operating expenses by category on a segment-by segment basis.

                                                       COST OF SALES              AMOUNT OF         PERCENTAGE
                                                                                   INCREASE          INCREASE
                                                    2003           2002           (DECREASE)        (DECREASE)
                                               -------------   --------------   ---------------   ---------------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                       7,773         34,754          (26,981)           (77.6%)
Broadcast media                                        58,045         40,534            17,511             43.2%

                                                -------------   ------------    --------------    -------------
TOTAL                                                  65,818         75,288           (9,470)           (12.6%)

                                                   SELLING AND MARKETING           AMOUNT OF         PERCENTAGE
                                                                                   INCREASE           INCREASE
                                                    2003           2002           (DECREASE)         (DECREASE)
                                                -------------   ------------    --------------    -------------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                       5,410          8,706            (3,296)          (37.9%)
Broadcast media                                        12,085         10,150             1,935            19.1%

                                                -------------   ------------    --------------    -------------
TOTAL                                                  17,495         18,856            (1,361)           (7.2%)

                                                GENERAL AND ADMINISTRATIVE        AMOUNT OF         PERCENTAGE
                                                                                   INCREASE          INCREASE
                                                    2003           2002           (DECREASE)        (DECREASE)
                                               -------------   --------------   ---------------   ---------------
                                                                   (IN THOUSANDS OF DKK)
Internet services                                      14,344         20,788            (6,444)           (31.0%)
Broadcast media                                        12,537          9,934             2,603             26.2%

                                                -------------   ------------    --------------    -------------
TOTAL                                                  26,881         30,722            (3,841)           (12.5%)

                                                        DEPRECIATION,
                                                      AMORTIZATION AND              AMOUNT OF         PERCENTAGE
                                                         WRITE DOWN                 INCREASE           INCREASE
                                                     2003           2002           (DECREASE)         (DECREASE)
                                                -------------   ------------    --------------    -------------
                                                                    (IN THOUSANDS OF DKK)
Internet services                                       1,311         31,306           (29,995)          (95.8%)
Broadcast media                                         4,764          4,828               (64)           (1.3%)
                                                -------------   ------------    --------------    -------------
TOTAL                                                   6,075         36,134           (30,059)          (83.2%)

         In our Internet services segment the operating expenses generally decreased due to a significant non-reoccurring expense in 2002, included in Cost of sales, related to the IBM Tivoli licenses for our remote back-up business, a reduction in general administrative costs and our continued focus on lowering expenses generally.

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

         For the year ended December 31, 2003, the gross profit for our Internet services segment was DKK 13.4 million, or a margin of 63.3% of segment revenues. For the year ended December 31, 2002, the gross loss for our Internet services business was DKK 14.7 million, or a loss margin of 73.7% of segment revenues. This increase in gross profit margin is mainly attributable to a significant one time expense included in Cost of sales for 2002 which is related to the IBM Tivoli licenses for our remote back-up business.

         In the case of our broadcast media segment, the gross profit for 2003 was DKK 30.6 million, or 34.5% of segment revenues while the gross profit margin for 2002 was DKK 31.5 million, or 43.7% of segment revenues. This decrease is primarily attributable to the increase in cost resulting from our increased focus on further developing and enhancing our broadcast media business.

         For the year ended December 31, 2003 our operating loss decreased by DKK 62.6 million to DKK 6.4 million compared to a loss of DKK 69.0 million for the year ended December 31, 2002.

         The operating loss for our Internet  services segment  decreased by DKK
67.9 million to DKK 7.6 million compared to a loss of DKK 75.5 million for the year ended December 31, 2002. This decrease is primarily attributable to the decrease in the write down of goodwill and other assets. In the Internet services segment, we depreciated and wrote down approximately DKK 1.3 million for the year ended December 31, 2003 compared to DKK 31.3 million for the year ended December 31, 2002.

         The operating  income for our broadcast media segment  decreased to DKK
1.2 million compared to an operating income of DKK 6.6 million for the year ended December 31, 2002. This decrease is attributable to the increase in operating expenses due to our increased focus on further developing and enhancing our broadcast media business.

         For 2003, we had interest income of DKK 0.2 million and interest expense of DKK 1.6 million. For 2002, interest income was DKK 1.8 million and interest expense was DKK 1.0 million. The reduction in interest income in 2003 reflects our lower cash balances during the year due to increased capital expenditures. The increase in interest expense in 2003 reflects an increase in our borrowings during the year.

         For 2003, we had a net foreign exchange (loss/increase) of DKK 1.8 million compared to a net loss of DKK 5.2 million in 2002. The increase is mainly due to the adverse developments in the US dollar exchange rate in 2002.

         For 2003, we wrote down long term investments by DKK 0.2 million compared to a write down of DKK 18.3 million for 2002.

         Our net loss for the year ended December 31, 2003 was DKK 6.3 million compared to a net loss of DKK 283.3 million for the year ended December 31, 2002. The decrease in our net loss of DKK 277 million is primarily attributable to the decrease in the loss from operations of the internet services segment in 2003 due to the sale of most of the segment businesses in 2003.

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

         For the year ended December 31, 2004, cash used in operations (including cash used in discontinued operations) was DKK 10.7 million compared to DKK 19.2 million for the prior year, a decrease of DKK 8.5 million.

         For the year ended December 31, 2004, cash provided by investing activities was DKK 6.0 million compared to cash used in investing activities of DKK 12.6 million for the prior year, an increase of DKK 18.6 million. The increase is primarily attributable to the proceeds from the sale of the businesses in the Internet services segment, which increased by DKK 60.0 million in 2004 compared to 2003.

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

         Our capital  expenditures for the year ended December 31, 2004 were DKK
31.2 million. These expenditures primarily relate to purchase of equipment in our media segment.

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

CONTRACTUAL OBLIGATIONS (in thousands of DKK)
-------------------------------- -------- ---------- ------------- ------------

                                                                       TOTAL
CONTRACTUAL OBLIGATIONS                       2005    LATER YEARS   OBLIGATIONS
-------------------------------- -------- ---------- ------------- ------------

Capital leases                                1,560         4,269        5,829
-------------------------------- -------- ---------- ------------- ------------

Operating leases                              1,115         2,894        4,009
-------------------------------- -------- ---------- ------------- ------------

Film Rights                                   2,109             0        2,109
-------------------------------- -------- ---------- ------------- ------------

TOTAL CONTRACTUAL OBLIGATIONS                 4,784         7,163       11,947
-------------------------------- -------- ---------- ------------- ------------


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

                                                 SHARES BENEFICIALLY OWNED
                                               -----------------------
              NAME OF BENEFICIAL OWNER(1)         NUMBER(1)         PERCENT
              ---------------------------         ---------         -------

Aldo M.N. Petersen (2).......................       924,742         16.84%
                                             -----------------------------------
TOTAL .......................................       924,742        16.84%
                                             ===================================

-----------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of May 13, 2005 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

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

VERISIGN, INC

         VeriSign, Inc. (`VeriSign") was a minority shareholder in EuroTrust A/S owning approximately 18% until April 1, 2004. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign. Current accounts with VeriSign are not carrying any interest.

                                                            DECEMBER 31,

                                                         2003         2004
                                                         ----         ----

                                                           4,204        2,082
VeriSign, Inc. (Annual fees and royalties)
                                                      ===========  ===========

VeriSign, Inc. (Accounts payable)                            477            0
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



B.       PLAN OF DISTRIBUTION

         Not required because this Form 20-F/A is filed as an Annual Report.

C.       MARKETS

         Our  ordinary   shares  are  not  traded  on  any  stock   exchange  or
over-the-counter market. However, our ADSs are traded on the Nasdaq SmallCap Market under the symbol "EURO".

D.       SELLING SHAREHOLDERS

         Not required because this Form 20-F/A is filed as an Annual Report.

E.       DILUTION

         Not required because this Form 20-F/A is filed as an Annual Report.

F.       EXPENSES OF THE ISSUE

         Not required because this Form 20-F/A is filed as an Annual Report.

ITEM 10.     ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not required because this Form 20-F/A is filed as an Annual Report.

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

F.       DIVIDENDS AND PAYING AGENTS

         Not required because this Form 20-F/A is filed as an Annual Report.

G.       STATEMENTS BY EXPERTS

         Not required because this Form 20-F/A is filed as an Annual Report.

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

         Not required because this Form 20-F/A is filed as an Annual Report.

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

(4) Incorporated by reference. Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on May 12, 2004.

                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of S0borg, Denmark.

                                         EUROTRUST A/S



Dated: November 2, 2005                  By: /s/ ALDO M.N. PETERSEN
                                             ------------------------------
                                             Aldo M.N. Petersen
                                             Chief Executive Officer
                                             (Principal Executive Officer)

Dated: November 2, 2005                  By: /s/ SOREN DEGN
                                             ------------------------------
                                             Soren Degn
                                             Chief Financial Officer
                                             (Principal Financial and Accounting
                                             Officer)

                         EUROTRUST A/S AND SUBSIDIARIES
                        Formerly known as Euro909.com A/S

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ................................   F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 ...........................   F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003
   and 2004 ............................................................................   F-5
Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
   2002, 2003 and 2004 .................................................................   F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
December 31, 2002, 2003 and 2004........................................................   F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003
   and 2004 ............................................................................   F-8
Notes to Consolidated Financial Statements .............................................   F-9

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

/s/Gregory & Eldredge, LLC.

March 4, 2005, except for Note 24
As to which the Date is May 19, 2005
Salt Lake City, Utah

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                DECEMBER 31,
                                                                                ------------
                                                                  2003               2004             2004
                                                             ----------------  -----------------  --------------
                                                                   DKK               DKK               USD
ASSETS
Current assets:
      Cash and cash equivalents                                        9,363              6,750          $1,234
      Restricted cash                                                      -              5,352             979
      Accounts receivable trade, net of allowance for
      doubtful
      accounts of DKK 2,239 in 2003 and DKK 592 in 2004               20,357             16,521           2,765
      Notes receivable current                                             -              2,200             402
      Broadcasting programming rights, current                           952              2,928             535
      Inventories                                                          -                  -               -
      Deferred tax assets                                              2,036                  -               -
      Valued added tax receivables                                         -                  -               -
      Prepaid expenses and deposits                                      862              2,002             366
      Other receivables                                                2,891              1,423             260
      Current assets of discontinued operations                       17,914              2,570             728
                                                             ----------------  -----------------  --------------
Total current assets                                                  54,375             39,746           7,269

      Marketable securities - available for sale                         304                197              36
      Notes receivable, net of current portion                             -              8,800           1,609
      Broadcasting programming rights, net of current
      portion                                                              -              2,898             530
      Rent and other long term deposits                                1,123              3,250             595
      Other receivables, long term                                        64                524              96
      Long term investments at cost                                    2,494                  -               -
      Equity method investment in Mediehuset Danmark ApS               1,500              1,638             299
      Property, plant and equipment, net                              52,620             92,554          16,928
      Goodwill                                                        23,941             24,561           4,492
      Deferred long-term tax assets                                      347              3,972             726
      License rights, net                                              1,100                  -               -
      Long term assets of discontinued operations                      2,977                108              20
                                                             ----------------  -----------------  --------------

Total assets                                                         140,845            178,248         $32,600
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

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                       2003            2004           2004
                                                                   --------------  -------------  --------------
                                                                        DKK            DKK             USD
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
      Secured line of credit                                                   -          8,417          $1,540
      Bank loan current portion                                                -            741             135
      Lease obligations, current portion                                   1,176          1,244             227
      Accounts payable                                                    25,438         22,402           4,097
      Accounts payable, related parties                                        -              -               -
      Accrued expenses                                                    21,196         11,681           2,136
      Equipment purchase obligation, current portion                           -         12,152           2,223
      Deferred revenue, current                                            1,645              -               -
      Income tax payable                                                      61              -               -
      Current liabilities of discontinued operations                      40,533          2,556             468
                                                                   --------------  -------------  --------------
Total current liabilities                                                 90,049         59,193          10,826

Long term liabilities:

      Long term equipment purchase obligation, net of current
      portion                                                                  -          9,749           1,783
      Deferred revenue                                                         -              -               -
      Bank loan, net of current  portion                                       -          3,099             566
      Lease obligations,  net of current portion                               -          4,585             839
      Long term liabilities of discontinued operations                     1,576              -               -
                                                                   --------------  -------------  --------------
Total long term liabilities                                                1,576         17,433           3,188

Minority interest in subsidiaries                                          2,860             56              10

Shareholders' equity:

      Common shares - par value DKK 7.50,  8,175,000
      and 7,991,000 authorized, 5,292,245 and 5,108,267
      issued at December 31, 2003 and 2004                                39,693         38,312           7,007
      Additional paid-in capital                                         526,040        519,844          95,077
      Accumulated deficit                                               (515,840)      (457,386)        (83,654)
      Accumulated other comprehensive income                                 512            796             146
      Treasury stock, 71,093 in 2003 and no treasury shares
      in 2004 respectively, at cost                                       (4,045)             -               -
                                                                   --------------  -------------  --------------
Total shareholders' equity                                                46,360        101,566          18,576
                                                                   --------------  -------------  --------------

Total liabilities and shareholders' equity                               140,845        178,248         $32,600
                                                                   ==============  =============  ==============

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
       The accompanying notes are an integral part of these consolidated financial statements.

                                  EUROTRUST A/S
                 RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                    2002               2003            2004            2004
                                                               ---------------     -------------  --------------  -------------
                                                                    DKK                DKK             DKK              USD
Net revenue                                                           92,028          109,822          91,036          $16,650

Operating expenses:
     Cost of revenue                                                  75,288           65,818          60,349           11,038
     Selling and marketing                                            17,948           16,421          17,727            3,242
     Selling and marketing - related parties                             908            1,074               -                -
     General and administrative                                       29,607           26,463          20,581            3,764
     General and administrative - related parties                      1,115              418             962              176
     Depreciation                                                     14,823            6,075          10,226            1,870
     Amortization and write down                                       5,778                -               -                -
     Goodwill impairment                                              15,533                -             914              167
                                                              ----------------------------------  ----------------------------
       Total operating expenses                                      161,000          116,269         110,759           20,257
                                                              ----------------------------------  ----------------------------

Operating income (loss)                                              (68,972)          (6,447)        (19,723)          (3,607)

Other income (expenses)
     Interest income                                                   1,846              214             284               52
     Interest expense                                                   (966)          (1,610)         (1,203)            (220)
     Foreign currency exchange  loss, net                             (5,226)          (1,847)           (762)            (139)
     Gains from divestitures                                               -                -           8,102            1,482
     Write-down of long term investments & marketable
     securities                                                      (18,284)            (196)        (14,942)          (2,733)
     Equity in earnings of Mediahuset Danmark ApS                          -                -             138               25
     Other (expenses) income, net                                     (6,331)             693          (1,442)            (264)
                                                              ----------------------------------  ----------------------------

(Loss) income from continuing operations
before income taxes and minority interest                            (97,933)          (9,193)        (29,548)          (5,404)
     Income tax expense - current and deferred                        (2,499)           1,491           3,105              568
     Minority interest in net income (loss) of subsidiaries            3,069            (257)             192               35
                                                              ----------------------------------  ----------------------------

(Loss) income from continuing operations                             (97,363)          (7,959)        (26,251)          (4,801)
                                                              ----------------------------------  ----------------------------

Gain (loss) from operations of discontinued internet
segment      components net of tax, 0 in 2002, 2003 and 2004        (179,985)          (8,420)          1,090              199
Gain (loss) from disposal of discontinued Print/On line Media division  and internet segment components net of tax, 0 in
2002, 2003 and 2004                                                   (6,000)          10,049          83,615           15,293
                                                              ----------------------------------  -----------------------------

NET (LOSS) INCOME                                                   (283,348)          (6,330)         58,454          $10,691
                                                              ==============    ================  ===========  ================

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE

(Loss) Income from continuing operations                              (22.33)           (1.70)          (5.30)          $(0.97)
                                                              ==============    ================  ===========  ===============
Gain (loss) from operations of discontinued components                (41.28)           (1.80)           0.22            $0.04
                                                              ==============    ================  ===========  ===============
Income (loss) income from discontinued operations                      (1.38)            2.15           16.90            $3.09
                                                              ==============    ================  ===========  ===============
Net (loss) income                                                     (64.99)           (1.35)          11.82            $2.16
                                                              ==============    ================  ===========  ===============

Weighted average common shares outstanding                              4,360           4,671           4,947            4,947
                                                              ==================================  ============================

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES

(Loss) Income from continuing operations                              (22.33)           (1.70)          (4.99)          $(0.91)
                                                              ==================================  ============================
Gain (loss) from operations of discontinued components                (41.28)           (1.80)           0.21             0.04
                                                              ===============    ================  ===========  ==============
Income (loss)  from discontinued operations                            (1.38)            2.15           15.88            $2.90
                                                              ==============    ================  ===========  ===============
Net (loss) income                                                     (64.99)           (1.35)          11.10            $2.03
                                                              ==============    ================  ===========  ===============

Weighted average common shares outstanding                             4,360            4,671           5,266            5,266
                                                              ==============    ================  ===========  ===============

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

                                                                                ACCUMULATED
                                         COMMON     ADDITIONAL                  OTHER COM-
                                         SHARES      PAID-IN     ACCUMULATED    PREHENSIVE    TREASURY
                                         AMOUNT      CAPITAL       DEFICIT        INCOME        STOCK       TOTAL

                                       ------------------------------------------------------------------------------
                                           DKK         DKK           DKK            DKK          DKK         DKK

BALANCE AT DECEMBER 31, 2001                34,006      532,280     (226,162)         (1,500)   (5,456)      333,168

Purchase of 116,000 shares of
treasury stock                                   -            -            -                -   (6,522)       (6,522)
Foreign currency translation
adjustments                                      -            -            -              958         -          958
Unrealized loss on marketable
securities                                       -            -            -              (14)        -          (14)
Net loss                                         -            -     (283,348)               -         -     (283,348)
                                       ------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2002                34,006      532,280     (509,510)            (556)  (11,978)      44,242

Issuance of 758,000  common shares
      for cash through exercise of stock
      options                                5,687          605            -                -         -        6,292
Sale of 140,000 shares of common
      stock from treasury                        -       (6,845)           -                -     7,933        1,088
Currency translation adjustments                 -            -            -              921         -          921
Unrealized loss on marketable securities         -            -            -              147         -          147
Net income                                       -            -       (6,330)               -         -       (6,330)
                                       ------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003                39,693      526,040     (515,840)             512    (4,045)      46,360

Issuance of 285,000common shares for
      cash  through exercise of stock
      options                                2,138          141            -                -         -        2,279
Issuance of 60,000 common shares for
      cash through exercise of stock
      options                                  450          332            -                -         -          782
Foreign currency translation
      adjustments                                -            -            -             (110)        -         (110)
Other than temporary losses on
      marketable securities                      -            -            -              394         -          394
Purchase of 608,120 common shares
      into  treasury at cost                     -            -            -                -   (10,826)     (10,826)
Sale of 150,000 shares of treasury
      stock
Compensation for the issuance of 25,000          -          319                                   3,829        4,148
      warrants to purchase common
      stock at DKK 23.76 per ordinary share      -           85            -                -         -           85
Cancellation of 529,000 common shares
      held in  treasury at cost             (3,969)      (7,073)           -                -    11,042            -
Net income                                       -            -       58,454                -         -       58,454
                                       ------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2004                38,312      519,844     (457,386)             796         -      101,566

BALANCE AT DECEMBER 31, 2004             USD$7,007   USD$95,077  USD$(83,654)         USD$146     USD$0    USD$18,576

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
       The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                          YEARS ENDED DECEMBER 31,
                                                             2002            2003           2004           2004
                                                         --------------  -------------  -------------- --------------
                                                              DKK            DKK             DKK            USD

Net income (loss)                                            (283,348)        (6,330)          58,454        $10,691

Currency translation adjustment, net of
taxes of DKK 0 in 2002, 2003 and 2004                              958            921           (110)           (20)

Net change in unrealized loss on marketable securities,
net of
taxes of DKK 0 in 2002, 2003 and 2004                             (14)            147             394             72

                                                         --------------------------------------------- --------------

Comprehensive net income (loss)                              (282,404)        (5,262)          58,738        $10,743
                                                         ============================================= ==============

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.4676.
        The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                          2002         2003          2004         2004
                                                                       ----------- -------------  ------------  ---------
                                                                          DKK          DKK            DKK         USD
Cash flows from operating activities:

Net (loss) income from continuing operations                             (97,363)       (7,959)      (26,251)    $(4,801)
Adjustments to reconcile net loss (income) to
cash used in operating activities:
       Depreciation, amortization and write down                          54,418         6,075        11,140       2,037
       Non-cash compensation expense options and warrants                  4,498        (2,287)           85          16
       (Gain) on sale business                                                 -             -        (8,102)     (1,482)
       (Gain)/loss on sale of fixed assets                                 (594)        (1,703)          169          31
       Provision for doubtful accounts                                         -          (699)         (720)       (132)
       Loss on write-down of investments and  marketable securities            -           197        14,943       2,733
       Deferred tax                                                        (350)        (1,677)       (1,589)       (291)
       Minority interest                                                 (3,069)           257          (127)        (23)
       (Gain) on equity method investments                                     -             -          (138)        (25)
       Non-cash issuance of common shares from treasury                        -         1,088             -           -

       Changes in operating assets and liabilities:

             Accounts receivable                                           6,845        (5,156)        8,697       1,591
             Accounts receivable, related parties                          3,084             -             -           -
             Broadcasting programming rights                               3,244         3,804        (3,186)       (583)
             Inventories and other assets                                 14,012           934          (149)        (27)
             Prepaid expenses                                              6,525         2,270        (3,427)       (627)
             Income tax payable                                            1,263        (1,202)          (61)        (11)
             Other receivables                                             5,310         4,337           574         105
             Accounts payable                                            (10,658)        7,225           316          58
             Accounts payable, related parties                             6,273       (12,356)         (477)        (87)
             Accrued expenses                                            (15,170)       (3,094)       (6,857)     (1,254)
             Deferred revenue                                             13,452         1,018         3,298         603
                                                                       ---------    ----------     ---------    --------
       Cash used in operating activities                                  (8,280)       (8,928)      (11,862)     (2,156)
       Cash used in discontinued operations                              (50,463)      (10,310)        1,206         220
                                                                       ---------    ----------     ---------    --------
                                                                         (58,743)      (19,238)      (10,656)     (1,949)
                                                                       =========    ==========     =========    ========

Cash flows from investing activities:

        Net (Purchase of investments) proceeds from sales of
       investments                                                        (5,128)          216       (11,948)     (2,185)
       Acquisition of businesses, net of cash acquired                   (15,586)       (1,500)      (13,086)     (2,393)
       Proceeds from sale of business, net of cash disposed of             40,121        1,986        61,730      11,290
       Purchase of fixed assets                                          (13,881)      (14,773)      (31,220)     (5,709)
       Proceeds from sales of fixed assets                                  2,177        1,448           561         103
                                                                       ---------    ----------     ---------    --------
       Cash (used in) provided by investing activities                      7,703      (12,623)        6,037       1,104
                                                                       =========    ==========     =========    ========

Cash flows from financing activities:

       Net change in short- and long-term borrowings                      (3,201)         (809)       12,257       2,242
       Purchase of treasury stock                                         (6,523)            -       (10,826)     (1,980)
       Proceeds from sale and lease back                                   7,000             -             -           -
       Lease payments                                                     (3,573)       (2,852)       (1,172)       (214)
       Net change in restricted cash                                           -             -        (5,352)       (979)
       Proceeds from issuance of common shares, treasury shares and
       stock options                                                           -         6,292         7,209       1,318
                                                                       ---------    ----------     ---------    --------
       Cash provided by (used in) financing activities                    (6,297)        2,631         2,116         387
                                                                       =========    ==========     =========    ========

Effect of currency exchange rate changes on cash and cash equivalents        958           921          (110)       (20)
                                                                       ---------    ----------     ---------    --------
Net  (decrease) in cash and cash equivalents                             (56,379)      (28,309)       (2,613)       (478)
Cash and cash equivalents, beginning of period                            94,051        37,672         9,363       1,712
                                                                       ---------    ----------     ---------    --------
Cash and cash equivalents, end of period                                  37,672         9,363         6,750       1,234
                                                                       =========    ==========     =========    ========

Cash paid for interest                                                    (1,076)       (1,714)       (1,240)       (227)
                                                                       =========    ==========     =========    ========

Cash paid for taxes                                                          618         1,373             -           -
                                                                       =========    ==========     =========    ========

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

INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         At December 31, 2004, the Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up components in 2004.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The following includes the changes in the allowance for doubtful accounts for the years ended December 31, 2002 to December 31, 2004:

                                                          Amounts
                                                          charged
                                                       (credited) to
Allowance for doubtful accounts:         Balance at      Operating                    Balance at
                                          January 1      Expenses      Write-offs     December 31
                                        -------------  -------------   ----------   ----------------
Year ended December 31, 2002                7,640             0          (3,011)          4,629
Year ended December 31, 2003                4,629         ( 699)         (1,691)          2,239
Year ended December 31, 2004                2,239         ( 720)           (927)            592

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

                                                          2002              2003              2004
                                                     ---------------------------------------------------
Reported net income (loss)                                (283,348)           (6,330)           58,454
Reported stock-based compensation expense                        -                 -                 -
Pro forma stock-based compensation expense                 (12,036)           (8,027)           (6,982)
                                                     -------------     -------------     -------------
Pro forma net income (loss)                               (295,384)          (14,357)           51,472


Reported basic income (loss) per share                      (64.99)            (1.35)            11.82
Reported diluted income (loss) per share                    (64.99)            (1.35)            11.10

Pro forma basic income (loss) per share                     (67.75)            (3.07)            10.40
Pro forma diluted income (loss) per share                   (67.75)            (3.07)             9.77

         The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                                     2002         2003         2004
                                                                 -------------------------------------
Risk free interest rate                                             4.70%        3.62%        3.47%
Dividend yield                                                         0%           0%           0%
ADR's Annual volatility of the expected market price                1.25         1.58         1.60
Expected life of the options                                        2.81         4.90         4.47



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

         The consolidated statement of operations for all periods presented has been restated to reclassify the operating results and resulting gain from the sale of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations. The restatement had no effect on the Company Net Income
(Loss) for the period reported (See Note 7).

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

2.       INVESTMENT SECURITIES

         The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                          GROSS
                                                        UNREALIZED      FAIR
                                          COST            LOSSES        VALUE
                                          ----            ------        -----
   December 31, 2003:
   Shares in Land and Leisure A/S                698          (394)          304
                                       -------------   -----------   -----------
   Total                                         698          (394)          304
                                       -------------   -----------   -----------

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


                                                        OTHER THAN
                                                        TEMPORARY      FAIR
                                          COST            LOSSES       VALUE
                                          ----            ------       -----
   December 31, 2004:
   Shares in Land and Leisure A/S                698          (501)          197
                                       -------------   -----------   -----------
   Total                                         698          (501)          197
                                       -------------   -----------   -----------


        The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income during 2003. During 2004, the Company recognized a DKK 501 other than temporary loss on available-for-sale marketable securities.

3.      LONG TERM COST AND EQUITY METHOD INVESTMENTS IN UNCONSOLIDATED COMPANIES

        The following is a summary of long-term investments that are stated at cost less impairment charges(in DKK)

                                                           DECEMBER 31,

                                                    2003               2004
                                                    ----               ----
          Cost Method Investments

          Shares in Excelsa S.P.A.                      2,494                  0
          Trust Italia S.p.A.                               -                  -
          GBS A/S                                           -                  0
                                               --------------     --------------
          Total Cost Method Investments                 2,494                  0
                                               --------------     --------------

          Equity Method Investments

          Mediehuset Danmark ApS                        1,500              1,638
                                               --------------     --------------

                                               --------------     --------------



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

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment include the following (in DKK):

                                                                   DECEMBER 31,
                                       Estimated                   ------------
                                         Life                  2003            2004
                                          N/A             ------------------------------
Land                                                               1,929           1,929

Building                               50 years                   27,321          27,321
Production & Technical equipment     3 to 5 years                 24,998          83,362
Furniture and fixtures               3 to 5 years                 10,031           1,920
Automobiles                             5 years                    3,536           4,617
Leasehold improvements               3 to 10 years                 6,040           3,748
                                                          --------------   -------------
                                                                  73,855         122,897
Less accumulated depreciation and                                (18,514)        (30,305)
amortization

                                                          --------------   -------------

Net property, plant and equipment                                 55,341          92,592
                                                          ==============   =============

Depreciation expense                                               7,872          10,604

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


6.       LICENSE RIGHTS AND OTHER INTANGIBLES, NET

         License rights and certain other intangible assets are classified as definite life intangible assets and consisted of the following:

                                                                        December 31,
                                                                 ------------------------------
                                                                        2003           2004
                                                                 --------------  --------------
Definite Life Intangible Assets:
         Software licensing rights                                       52,540              -
         Other intangible  assets                                         5,816          5,816
                                                                 --------------  --------------

                                                                         58,356          5,816
                           Less accumulated amortization                (57,256)        (5,816)
                                                                 --------------  --------------

Net definite life intangible assets                                       1,100              -
                                                                 ==============  ==============

Amortization expense                                                       (445)          (224)
Weighted average amortization period                               5 Years         5 Years

         During 2004, the Company sold the remaining software licensing rights in connection with the sale of Virus 112 (See Note 7).

7.       BUSINESS ACQUISITIONS,  DIVESTITURES AND DISCONTINUED OPERATIONS

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

         On January 1, 2005, and subsequent to December 31, 2004, the Company sold InAphone A/S as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004. The subsequent sale resulted in no gain or loss.

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

         The total purchase price has been allocated to the assets acquired and the liabilities assumed on the acquisition date. In the provisional purchase price allocation goodwill of DKK 33.2 million was recorded in connection with this acquisition, which forms part of The Company's Internet Security Product and Services Segment. The results of these operations have been reclassified to discontinued operations in the Company's financial statements.

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

DIVESTITURES DURING 2004

         During 2004 and 2003, the company elected to divest the operations of the internet services segment. The divestitures were completed during 2004 and 2003 with the operations of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS being reclassified in the accompanying statement of operations to discontinued operations as the Company will not have any continuing involvements in the components or cash flows from their operations. Revenues of the discontinued components for the years ended December 31, 2004, 2003 and 2002 were DKK 21,075, DKK 56,589, and DKK 43,761.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


       The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to Comendo:

                                                             SEPTEMBER 30, 2004
                                                            --------------------
                                                             (IN THOUSANDS DKK)

Proceeds from sale of Virus112 A/S assets:

      Cash received (October 1, 2004)                                     4,000

      Notes receivable                                                   11,000
                                                                      ----------
                                                                         15,000
                                                                      ==========

Assets and liabilities divested in sale of EuroTrust PKI assets:

      Current assets                                                      3,190
                                                                      ----------

            Total assets divested                                         3,190

                                                                      ----------
      Current deferred revenue                                          (10,868)

                                                                      ----------

            Total liabilities divested                                  (10,868)

                                                                      ----------

            Net liabilities divested                                     (7,678)
                                                                      ==========

      Write-down of related property and equipment in connection with
      the sale                                                            1,741
                                                                      ==========

      Related cost of divestiture                                         1,200
                                                                      ==========

Gain on sale of business                                                 19,737
                                                                      ==========


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

      The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:

                                                                     APRIL 1, 2004
                                                                  ------------------
                                                                  (IN THOUSANDS DKK)
Proceeds from sale of EuroTrust PKI assets:

      Cash received                                                          46,312

      Cash held in escrow                                                     5,959
                                                                        -----------
                                                                             52,271
                                                                        ===========
Assets and liabilities divested in sale of EuroTrust PKI assets:

      Current assets                                                          8,888
                                                                        -----------

            Total assets divested                                             8,888
                                                                        -----------

      Current deferred revenue                                              (29,620)
                                                                        -----------

            Total liabilities divested                                      (29,620)
                                                                        -----------
            Net liabilities divested                                        (20,732)

                                                                        -----------
      Write-down of related property and equipment in connection with
      the sale                                                                9,367
                                                                         ==========
      Legal and related cost of divestiture                                     574

                                                                         ==========

Gain on sale of business                                                     63,062
                                                                         ==========

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         Secure Hosting A/S

         In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a three-year royalty agreement on future sales generated from our transferred customer base and thus has not been classified as a discontinued operations. The agreement includes a minimum royalty of DKK 7,100 over the three-year period. During 2004, the Company received royalty payment of DKK 1,435 which have been included in the gain from sales of business line item on the consolidated statements of operations.

DIVESTITURES DURING 2003

         NetVaulting A/S

         On November 30, 2003, the Company sold the assets in its secure remote back-up business, EuroTrust NetVaulting A/S, to Munk IT. The consideration includes a 10-year royalty agreement on future sales generated from our transferred customer base and thus has not been classified as discontinued operations.

         EuroTrust Sweden AB

         On December 31, 2003, the Company sold its 70% interest in EuroTrust Sweden AB to CEO/shareholder (30% of EuroTrust Sweden - Klas Carlin) and our previous CTO Tobias Wahlgren for DKK 1. The operations have been reclassified as discontinued operations in the accompanying financial statements. All employment liabilities for Tobias Wahlgren is in connection with the agreement transferred from EuroTrust PKI Services A/S to EuroTrust Sweden AB. EuroTrust Sweden AB had a negative equity of approx. DKK 1,400 as of December 31, 2003. Due to the negative equity EuroTrust has given EuroTrust Sweden AB the possibility for a loan of a maximum of DKK 1,600 forward for the period ending December 31, 2005. The loan can at anytime be transferred into equity of a maximum of 25% in EuroTrust Sweden AB.

         On December 31, 2003 we sold our interest in Alphasys for DKK 1 and recognized a gain of approximately DKK 6,400 gain on sale of subsidiary. The operations have been reclassified to discontinued operations in the accompanying financial statements. Alphasys had previously been forced into liquidation in October 2003. Management believes in consultation with its French attorney that no liability will be raised against EuroTrust A/S.

         On November 30, 2003 the Company disposed of the operations and assets of Realtime Security A/S for DKK 400 resulting in the Company recognizing a loss of DKK 520 on the sale. The operations have been reclassified as discontinued operations in the accompanying financial statements.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


9.       SHORT-TERM BORROWING AND LINE-OF-CREDIT

         Short-term borrowing from a Danish bank is due on demand and consists of the following (in DKK):

                                                    DECEMBER 31,
                                                    ------------

                                                2003           2004
                                                ----           ----
Forstaedernes Bank                                     -          8,417
                                                       0          8,417
                                             ===========   ============

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

10.      BANK LOANS

         Bank loans consists of the following (in DKK):

                                                            DECEMBER 31,
                                                            ------------

                                                        2003           2004
                                                        ----           ----

Forstaedernes  Bank 5.5% note  payable,
due September 2009,  payable in monthly
installments  of DKK 77, with  vehicles
and  broadcasting  equipment  valued at
DKK 4,150 pledged as collateral

                                                               -          3,840
                                                     -----------    -----------

Less current portion                                           -            741
                                                     -----------    -----------
                                                               -          3,099
                                                     ===========    ===========


The estimated aggregate maturities required on long-term debt for each of the individual years at December 31, 2004 are as follows:

                                                                 2004
                                                             --------------

   Year ending December 31:

      2005                                                             741
      2006                                                             767
      2007                                                             810
      2008                                                             855
      2009                                                             667
                                                             -------------

                                                                     3,840

                                                             =============

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


11.      CAPITAL LEASES

            The Company is obligated under capital leases for inventories and production van and equipment that expire at November 1, 2008. At December 31, 2003 and 2004, the gross amount of production vans and equipment and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                         DECEMBER 31,
                                                         ------------
                                                     2003            2004
Inventories, net of impairment charges                      -               -
OB van and equipment                                        -           7,095
                                                  ------------    ------------

                                                            -           7,095

Less accumulated depreciation                               -           1,266
                                                  ------------    ------------

                                                            -           5,829
                                                  ============    ============


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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)

                                                                      CAPITAL LEASES          OPERATING LEASES
                                                                  -----------------------    --------------------
Year ending December 31:

    2005                                                                     1,560                      1,115
    2006                                                                     1,560                      1,027
    2007                                                                     1,560                           754
    2008                                                                     1,430                           680
    2009                                                                         -                           225
    2010                                                                         -                           208
                                                                  -----------------------    --------------------

              Total minimum lease payments                                   6,110                      4,009
                                                                                             ====================

Less amount representing interest                                              281
                                                                  -----------------------

              Present value of net minimum capital lease payments            5,829
                                                                  -----------------------

Less current installments of obligations under capital leases                1,244
                                                                  -----------------------

              Obligations under capital leases, excluding
                current installments                                         4,585
                                                                  =======================


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

                                                          DECEMBER 31,
                                                          ------------
                                                       2003         2004
                                                       ----         ----

                                                         4,204        2,082
VeriSign Inc. (Annual fees and royalties)

                                                    ===========  ===========

VeriSign Inc. (Accounts payable)                           477            -
                                                    ===========  ===========


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

                                                                                     DECEMBER 31,
                                                                               --------------------------
                                                                                   2003         2004
DEFERRED TAX ASSETS
    Net operating loss carry forwards                                                105,365      98,393
   Tax value of fixed assets in excess of book value of fixed assets                   7,415       1,709

   Other temporary differences                                                             0
   Deductible goodwill and intangible assets                                           9,547       2,624
   Provisions                                                                         10,262      10,262
   Capital losses on shares                                                                0           0
                                                                               --------------------------
   Total deferred tax assets                                                         132,589     112,988
                                                                                     -------     -------
   Less: Valuation allowance                                                       (130,206)   (109,016)
                                                                               --------------------------
   NET DEFERRED TAX ASSETS                                                             2,383       3,972

Deferred tax liabilities                                                                   0           0

Total net deferred tax assets                                                          2,383           0

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

         For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                   DECEMBER 31,
                                          ---------------------------------

                                           2002        2003        2004
                                           ----        ----        ----

   Pretax income (loss):
      Denmark                             (268,422)       (995)      28,026
      Sweden                                (2,844)          0            0
      France                                (3,616)          0            0
      UK                                        45           0            0
      Switzerland                           (3,081)     (9,169)           0
                                          ---------------------------------
                                          (277,918)    (10,164)      28,026
                                          ========     =======       ======
   Significant components of the
    provision for income taxes are:
      Current: Denmark                      (2,849)       (186)           0
               Others                            0           0            0
                                          --------     -------       ------
                                            (2,849)       (186)           0
                                          --------     -------       ------

      Deferred:  Denmark                       350       1,677       (3,105)
                        Others                   0           0            0
                                          --------     -------       ------
                                               350         350       (3,105)
                                          --------     -------       ------
         Total:                             (2,499)     (2,499)      (3,105)
                                          ========     =======       ======

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


         The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                               2002       2003      2004
                                                               ----       ----      ----
Danish income tax rate......................................     30%       30%       30%
Non taxable gain on sold business...........................      0%        0%        0%
 Non deductible impairment charges..........................    (10)%       0%        0%
Change in valuation allowance on deferred tax assets........    (21)%      45%       45%
Other items, net............................................      0%        0%        0%
                                                             ------
Reported income tax expense.................................     (1)%      (15)%    (15)%
                                                             ======


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

The following table presents the computation of basic and diluted average common shares outstanding:

                                                         YEAR ENDED DECEMBER 31,

                                                  2002              2003              2004
Determination of basic and diluted shares:

Weighted-average shares outstanding
                                                        4,360            4,671            4,947
Potential common shares--dilutive stock
options                                                    --               --              319
                                              ---------------     ------------     ------------
Basic and diluted average common shares                 4,360            4,671            5,266
outstanding

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

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the three years ended December 31, 2004 is as follows:

                                               2002                        2003                       2004
                                     -------------------------   -------------------------  -------------------------
                                                 WEIGHTED                    WEIGHTED                    WEIGHTED
                                     OPTIONS      AVERAGE        OPTIONS      AVERAGE        OPTIONS     AVERAGE

                                               EXERCISE PRICE              EXERCISE PRICE             EXERCISE PRICE
                                               --------------              --------------             --------------
   Outstanding, beginning of year         723          $11.46       1,021           $7.92         947          $3.12
   Granted                                414            4.92       1,319            1.38         435           3.48
   Exercised                                -               -        (758)           1.26        (345)          1.32
   Forfeited                              (17)           7.20        (250)           5.94           -              -
   Expired                                (99)          21.00        (385)           7.50         (64)          7.74
   Outstanding, end of year             1,021           $7.92         947           $3.12         973          $3.48
   Exercisable, end of year             1,016           $7.92         944           $3.12         903          $3.48
Weighted average fair value of
options granted during the year                         $3.60                       $6.42                      $3.18

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


21.      SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the broadcast media business segment and prior to 2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has three reportable segments under SFAS 131 from 2002 to 2004 as follows: (i) Internet services, and (ii) broadcast media. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation thereafter. The internet services segment was disposed of during 2004 and 2003 with the operations being classified as discontinued operations with the exception of the operations of the EuroTrust Secure Hosting and Netvaulting components as the Company continued to receive royalties from the existing customers at the time of their sale.

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

         Net sales by geographical location and reportable segment information for each and business segment for each of the years ended December 31, 2002, 2003 and 2004 is presented in the following tables:

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                              OTHERWISE INDICATED)


                           2002                    2003                    2004              2004
                       DKK         %          DKK          %          DKK          %          USD
Denmark                 91,095    99%        109,000     99.2%         84,510     93%          15,456
Norway                     539    0.6%           417     0.4%               -     -%                -
Sweden                     424    0.4%           405     0.4%           6,526     7%            1,194





                    --------------------   ---------------------   ---------------------  ------------
                        92,028    100%       109,822     100%          91,036    100%          16,650
                    --------------------   ---------------------   ---------------------  ------------



         The segmented data are as follows:

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                                  EUROTRUST A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE
                 OTHERWISE INDICATED) YEARS ENDED DECEMBER 31,

                                                    2002                 2003           2004           2004
                                                --------------       -------------  --------------  -----------
                                                     DKK                 DKK             DKK           USD
INTERNET SERVICES:

Net revenue                                            20,008              21,203              23           $4
Operating expenses:
       Cost of sales                                   34,754               7,773               0            0
       Selling and marketing expenses                   8,706               5,410           3,502          641
       General and administrative expenses             20,788              14,344           8,905        1,629
       Depreciation, amortization and write
       down                                            31,306               1,311           2,071          379
                                                --------------       -------------  --------------  -----------
       Total operating expenses                        95,554              28,838          14,478        2,648
                                                --------------       -------------  --------------  -----------
Operating  (loss)                                     (75,476)             (7,635)        (14,455)     $(2,644)
                                                --------------       -------------  --------------  -----------
Capital expenditure                                     9,210               1,762           2,541         $465
                                                --------------       -------------  --------------  -----------
Total assets                                           99,962              65,655          55,581      $10,165
                                                --------------       -------------  --------------  -----------

BROADCAST MEDIA

Net revenue                                            72,020              88,619          91,013      $16,646
Operating expenses:
       Cost of sales                                   40,534              58,045          60,349       11,038
       Selling and marketing expenses                  10,150              12,085          14,225        2,601
       General and administrative expenses              9,934              12,537          12,638        2,312
       Depreciation, amortization and write
       down                                             4,828               4,764           9,069        1,658
                                                --------------       -------------  --------------  -----------
       Total operating expenses                        65,446              87,431          96,281       17,608
                                                --------------       -------------  --------------  -----------
Operating income (loss)                                 6,574               1,188          (5,268)       $(963)
                                                --------------       -------------  --------------  -----------
Capital expenditure                                     8,261              13,743          29,261       $5,352
                                                --------------       -------------  --------------  -----------
Total assets                                           68,255              75,190         122,667      $22,435
                                                --------------       -------------  --------------  -----------

CONSOLIDATED

Net revenue                                            92,028             109,822          91,036       16,650
Operating expenses:
       Cost of sales                                   75,288              65,818          60,349       11,038
       Selling and marketing expenses                  18,856              17,495          17,727        3,242
       General and administrative expenses             30,722              26,881          21,543        3,940
       Depreciation, amortization and write
       down                                            36,134               6,075          11,140        2,037
                                                --------------       -------------  --------------  -----------
       Total operating expenses                       161,000             116,269         110,759       20,257
                                                --------------       -------------  --------------  -----------
Operating (loss)                                      (68,972)             (6,447)        (19,723)     ($3,607)
                                                --------------       -------------  --------------  -----------
Capital expenditure                                    17,471              15,505          31,802       $5,816
                                                --------------       -------------  --------------  -----------
Total assets                                          168,217             140,845         178,248      $32,600
                                                --------------       -------------  --------------  -----------

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