Form 20-F/A
period 2004-12-31
EUROTRUST A/S
filed 2005-11-29
CIK 1041457

As filed with the Securities and Exchange Commission on November 29, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 2

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

ITEM 17.       FINANCIAL STATEMENTS..........................................................54

ITEM 18.       FINANCIAL STATEMENTS..........................................................54

ITEM 19.       EXHIBITS......................................................................55

SIGNATURES ..................................................................................56

                                EXPLANATORY NOTE

        This Form 20-F/A is being filed by EuroTrust A/S ("EuroTrust") as Amendment No. 2 to its Annual Report on Form 20-F filed on June 3, 2005, as amended on November 3, 2005 (the "Amended Form 20-F"). The purpose of this Amendment No. 2 is to (i) include the revised report of our independent registered public accounting firm; (ii) revise the Restated Consolidated Statement of Cash Flows to separately show cash used in discontinued operations as operating, investing and financing activities; and (iii) include in the notes to the financial statements a description of the impact of all the restatements to financial statements for the year ended December 31, 2004 on previously issued financial statements (See Note 1 to the Financial Statements).

        Except to reflect the changes described above, this Amendment No. 2 does not, and does not purport to, modify or update the disclosures contained in EuroTrust's Amended Form 20-F.

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

         For the year ended December 31, 2004, cash used in operations (including cash used in discontinued operations) was DKK 10.1 million compared to DKK 18.5 million for the prior year, a decrease of DKK 8.4 million.

         For the year ended December 31, 2004, cash provided by investing activities (including cash used in discontinued operations) was DKK 5.5 million compared to cash used in investing activities of DKK 13.4 million for the prior year, an increase of DKK 18.9 million. The increase is primarily attributable to the proceeds from the sale of the businesses in the Internet services segment, which increased by DKK 60.0 million in 2004 compared to 2003.

         For the year ended December 31, 2004, cash provided by financing activities (including cash used in discontinued operations) was DKK 2.1 million compared to cash provided by financing activities of DKK 2.6 million for the prior year, a decrease of DKK 0.5 million. This decrease is primarily due to purchases of treasury stock and a net change in restricted cash in the aggregate of DKK 16.2 million partially off-set by an increase of DKK 13.1 million net change in short- and long-term borrowings, and a DKK 1.7 million reduction in lease payments.

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

                                         EUROTRUST A/S



Dated: November 29, 2005                 By: /s/ ALDO M.N. PETERSEN
                                             ------------------------------
                                             Aldo M.N. Petersen
                                             Chief Executive Officer
                                             (Principal Executive Officer)

Dated: November 29, 2005                 By: /s/ SOREN DEGN
                                             ------------------------------
                                             Soren Degn
                                             Chief Financial Officer
                                             (Principal Financial and Accounting
                                             Officer)

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

         We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

         As discussed in Note 1 and Note 6, the financial statements for all periods presented have been restated to reclassify the assets, liabilities, result of operations and cash flow for certain disposed components to discontinued operations. The effect of the restatement on revenues and income from continuing operations is described in Note 1.

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

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                          2002         2003          2004         2004
                                                                       ----------- -------------  ------------  ---------
                                                                          DKK          DKK            DKK         USD
Cash flows from operating activities:

Net (loss) income from continuing operations                             (97,363)       (7,959)      (26,251)   $(4,801)
Adjustments to reconcile net loss (income) to
cash used in operating activities:
       Depreciation, amortization and write down                          54,418         6,075        11,140      2,037
       Non-cash compensation expense options and warrants                  4,498        (2,287)           85         16
       (Gain) on sale business                                                 -             -        (8,102)    (1,482)
       (Gain)/loss on sale of fixed assets                                  (594)       (1,703)          169         31
       Provision for doubtful accounts                                         -          (699)         (720)      (132)
       Loss on write-down of investments and  marketable securities            -           197        14,943      2,733
       Deferred tax                                                         (350)       (1,677)       (1,589)      (291)
       Minority interest                                                  (3,069)          257          (127)       (23)
       (Gain) on equity method investments                                     -             -          (138)       (25)
       Non-cash issuance of common shares from treasury                        -         1,088             -          -

       Changes in operating assets and liabilities:

             Accounts receivable                                           6,845        (5,156)        8,697      1,591
             Accounts receivable, related parties                          3,084             -             -          -
             Broadcasting programming rights                               3,244         3,804        (3,186)      (583)
             Inventories and other assets                                 14,012           934          (149)       (27)
             Prepaid expenses                                              6,525         2,270        (3,427)      (627)
             Income tax payable                                            1,263        (1,202)          (61)       (11)
             Other receivables                                             5,310         4,337           574        105
             Accounts payable                                            (10,658)        7,225           316         58
             Accounts payable, related parties                             6,273       (12,356)         (477)       (87)
             Accrued expenses                                            (15,170)       (3,094)       (6,857)    (1,254)
             Deferred revenue                                             13,452         1,018         3,298        603
                                                                       ---------   -----------    ----------    -------
       Cash used in operating activities from continuing operations       (8,280)       (8,928)      (11,862)    (2,169)
       Cash used in discontinued operations                              (46,873)      (19,578)        1,788        327
                                                                       ---------   -----------    ----------    -------
       Cash used in operating activities                                 (55,153)      (18,506)      (10,074)    (1,842)
                                                                       =========   ===========    ==========    =======

Cash flows from investing activities:

        Net (Purchase of investments) proceeds from sales of
       investments                                                        (5,128)          216       (11,948)    (2,185)
       Acquisition of businesses, net of cash acquired                   (15,586)       (1,500)      (13,086)    (2,393)
       Proceeds from sale of business, net of cash disposed of            40,121         1,986        61,730     11,290
       Purchase of fixed assets                                          (13,881)      (14,773)      (31,220)    (5,709)
       Proceeds from sales of fixed assets                                 2,177         1,448           561        103
                                                                       ---------   -----------    ----------    -------
       Cash provided (used) in investing activities from continuing        7,703       (12,623)        6,037      1,104
       operations

       Cash provided (used) in discontinued operations                    (3,590)         (732)         (582)      (106)
                                                                       =========   ===========    ==========    =======
       Cash provided (used) in investing activities                        4,113       (13,355)        5,455        998
                                                                       =========   ===========    ==========    =======

Cash flows from financing activities:

       Net change in short- and long-term borrowings                      (3,201)         (809)       12,257      2,242
       Purchase of treasury stock                                         (6,523)            -       (10,826)    (1,980)
       Proceeds from sale and lease back                                   7,000             -             -          -
       Lease payments                                                     (3,573)       (2,852)       (1,172)      (214)
       Net change in restricted cash                                           -             -        (5,352)      (979)
       Proceeds from issuance of common shares, treasury shares and
       stock options                                                           -         6,292         7,209      1,318
       Cash provided (used) in financing activities from continuing
       operations                                                         (6,297)        2,631         2,116        387
       Cash provided (used) in discontinued operations                         -             -             -          -
                                                                       =========   ===========    ==========    =======
       Cash provided (used) in financing activities                       (6,297)        2,631         2,116        387
                                                                       =========   ===========    ==========    =======

Effect of currency exchange rate changes on cash and cash equivalents        958           921          (110)       (20)
                                                                       ---------   -----------    ----------    -------
Net  (decrease) in cash and cash equivalents                             (56,379)      (28,309)       (2,613)      (478)
Cash and cash equivalents, beginning of period                            94,051        37,672         9,363      1,712
                                                                       ---------   -----------    ----------    -------
Cash and cash equivalents, end of period                                  37,672         9,363         6,750      1,234
                                                                       =========   ===========    ==========    =======
Cash paid for interest                                                    (1,076)       (1,714)       (1,240)      (227)
                                                                       =========   ===========    ==========    =======
Cash paid for taxes                                                          618         1,373             -          -
                                                                       =========   ===========    ==========    =======



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

         The financial statements for all periods presented have been restated to reclassify the assets, liabilities, result of operations and cash flow for the disposed components of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations.

         The  effect  of  the  restatement   reduced  revenues  from  continuing
operations from DKK 135,789 to DKK 92,028 for 2002, from DKK 166,411 to DKK 109,822 for 2003 and DKK 112,111 to DKK 91,036 for 2004. The effect of the restatement reduced the (loss) from continuing operations from DKK (277,348) or DKK (63.61) per share to DKK (97,363) or DKK (22.33) per share for 2002; resulted in the (loss) from operation of DKK (8,930) or DKK (1.91) per share changing to income from continuing operations of DKK 2,041 or DKK 0.44 per share for 2003; and income from continuing operations changing from DKK 58,454 or DKK
11.82 per share to a (loss) from continuing operations of DKK (26,251) or DKK (5.30) per share in 2004. The restatement had no effect on net loss or loss per share for 2002 and 2003 or net income or income per share for 2004.

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

DISCONTINUED OPERATIONS

         During 2004 and 2003, the company elected to divest the operations of the internet services segment. The divestitures were completed during 2004 and 2003 with the operations of EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS being reclassified in the accompanying statement of operations to discontinued operations as the Company will not have any continuing involvements in the components or cash flows from their operations. Revenues of the discontinued components for the years ended December 31, 2004, 2003 and 2002 were DKK 21,075, DKK 56,589, and DKK 43,761. The pretax income or
(loss) from the operations of the discontinued components was DKK(179,985), DKK(18,420) and DKK1,090 for the 2002, 2003 and 2004, respectively. The gain
(loss) on disposal of the discontinued components was DKK (6,000), DKK 10,049 and DKK 83,615 for 2002, 2003 and 2004, respectively.

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