Form 20-F/A
period 2004-12-31
EUROTRUST A/S
filed 2006-01-09
CIK 1041457

As filed with the Securities and Exchange Commission on January 9, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 3

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

ITEM 17.       FINANCIAL STATEMENTS..........................................................54

ITEM 18.       FINANCIAL STATEMENTS..........................................................54

ITEM 19.       EXHIBITS......................................................................55

SIGNATURES ..................................................................................56

                                EXPLANATORY NOTE

        This Form 20-F/A is being filed by EuroTrust A/S ("EuroTrust") as Amendment No. 3 to its Annual Report on Form 20-F filed on June 3, 2005, as amended on November 3, 2005 and November 29, 2005 (the "Amended Form 20-F"). The purpose of this Amendment No. 3 is to include the revised report of our independent registered public accounting firm.

        Except to reflect the changes described above, this Amendment No. 3 does not, and does not purport to, modify or update the disclosures contained in EuroTrust's Amended Form 20-F.

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

ITEM 19. EXHIBITS

         1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

         1.2 Rules of Procedures of the Registrant, as amended (2)

         2.1 Employee and Director Subscription Option Plan (5)

         4.5 Form of Employment Agreement between the Registrant and Aldo Petersen, effective as of January 1, 2005 (5)

         4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005 (5)

         8.1 List of the Subsidiaries of the Registrant (5)

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

(5)      Previously filed as an exhibit to this Annual Report.

                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of S0borg, Denmark.

                                         EUROTRUST A/S



Dated: January 9, 2006                   By: /s/ ALDO M.N. PETERSEN
                                             ------------------------------
                                             Aldo M.N. Petersen
                                             Chief Executive Officer
                                             (Principal Executive Officer)

Dated: January 9, 2006                   By: /s/ SOREN DEGN
                                             ------------------------------
                                             Soren Degn
                                             Chief Financial Officer
                                             (Principal Financial and Accounting
                                             Officer)

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

/s/Gregory & Eldredge, LLC.

March 4, 2005, except for Note 24 As to which the Date is May 19, 2005 and except for Note 1 and 6, relating to restatement of previously issued financial statements, for which the date is November 18, 2005
Salt Lake City, Utah

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