Form 20-F
period 2005-12-31
EUROTRUST A/S
filed 2006-06-23
CIK 1041457

As filed with the Securities and Exchange Commission on June 23, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

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

Securities   for  which  there  is  a      American   Depositary  Shares,   each
reporting   obligation   pursuant  to      representing   one  ordinary   share,
Section 15(d) of the Act:                  nominal  value DKK 7.50 per  ordinary
                                           share.


Indicate  the  number of  outstanding
shares  of  each  of  the   Company's
classes of capital or common stock as
of close of the period covered by the      Ordinary shares 5,826,232
annual report (December 31, 2005):         American Depositary Shares: 5,799,351

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                            Yes |_|     No |X|

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes |X|      No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


Large accelerated filer |_|    Accelerated filer |_|   Non-accelerated filer |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 |_|      Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                            Yes |_|      No |X|

                                TABLE OF CONTENTS

                                                                            PAGE

EXCHANGE RATE INFORMATION......................................................4

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................5

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................5

ITEM 3.   KEY INFORMATION......................................................5

ITEM 4.   INFORMATION ON THE COMPANY...........................................8

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................28

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................41

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................47

ITEM 8.   FINANCIAL INFORMATION...............................................49

ITEM 9.   THE OFFER AND LISTING...............................................49

ITEM 10.  ADDITIONAL INFORMATION..............................................51

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........55

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............56

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................56

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................56

ITEM 15.  CONTROLS AND PROCEDURES.............................................56

ITEM 16.  RESERVED............................................................56

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................56

ITEM 16B. CODE OF ETHICS......................................................57

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................57

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT.....................57

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED.........57

ITEM 17.  FINANCIAL STATEMENTS................................................58

ITEM 18.  FINANCIAL STATEMENTS................................................58

ITEM 19.  EXHIBITS............................................................59

SIGNATURES....................................................................60

                            EXCHANGE RATE INFORMATION

        In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2005 into U.S. dollars at an exchange rate of $1.00 = DKK 6.3241, which was the noon buying rate on December 31, 2005, the last business day of the year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2005, or at any other rate.

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

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, our ability to identify new under valued opportunities for investment or acquisition; the potential unforeseen impact of product or service offerings from competitors; our ability to raise additional capital should it be required to finance our growth aspirations; our ability to negotiate appropriate strategic relationships; our ability to control costs and expenses; and general economic and political conditions and specific conditions in the markets we address and the factors set forth under the headings "Key Information - Risk Factors" (Item 4.C), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not required because this Form 20-F is filed as an Annual Report.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required because this Form 20-F is filed as an Annual Report.

ITEM 3.     KEY INFORMATION

A.      SELECTED FINANCIAL DATA

        The selected consolidated financial data presented below as of December 31, 2001, 2002, 2003, 2004 and 2005 and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

        Effective October 1, 2000, we changed our method of accounting for revenue recognition of domain name registration revenue in accordance with Staff Accounting Bulletin (SAB) No.101 (SAB 101), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. Under SAB 101, which was adopted retroactively to January 1, 2000, we recognized revenues rateably over the period the customer is provided access to the registry through our servers. Before SAB 101 became effective, we recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. On July 21, 2001, we sold our domain name registration service business, which was a part of our internet services segment, to VeriSign, Inc. ("VeriSign.") In December 2001 we sold our print and online media business; GAAP requires that the results of operations from a discontinued segment be segregated from the results of operations from our continuing business segments. As a result, our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2001 and 2002 reflect the fact that the print and online media business is treated as a discontinued operation.

        On May 19, 2005 our shareholders approved a one for six reverse split of our ordinary shares such that six ordinary shares nominal value DKK 1.25 were combined into one ordinary share nominal value DKK 7.50 ("New Ordinary Shares"). In lieu of issuing a fraction of a New Ordinary Share, we paid to each holder the value thereof based upon the closing price of an ADS on the NASDAQ Small Cap Market on May 19, 2005. All information contained in this annual report has been presented as if such reverse stock split occurred as of January 1, 2001.

        The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)

                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
                                                         2001       2002       2003       2004       2005       2005
                                                       --------   --------   --------   --------   --------   --------
                                                          DKK        DKK        DKK        DKK        DKK        US$

                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:

      Revenue                                           151,914     92,028    109,822     91,036     94,652     14,967
      Total operating expenses                          347,922    161,000    116,269    110,759    118,405     18,723
                                                       --------   --------   --------   --------   --------   --------
      Operating loss                                   (196,008)   (68,972)    (6,447)   (19,723)   (23,753)    (3,756)
                                                       ========   ========   ========   ========   ========   ========
      Net (loss) income from
                 continuing operations                   18,165    (97,363)    (7,959)   (26,251)    (9,982)    (1,578)
                                                       ========   ========   ========   ========   ========   ========
      Net (loss) income from
                 discontinued operations                (10,460)  (185,985)     1,629     84,705      2,058        326
                                                       ========   ========   ========   ========   ========   ========

      Net (loss) income                                   7,705   (283,348)    (6,330)    58,454     (7,924)    (1,252)
                                                       ========   ========   ========   ========   ========   ========
      (Loss) Income from continuing operations
             per average common share, basic               4.50     (22.33)     (1.70)     (5.30)     (1.82)     (0.29)
                                                       ========   ========   ========   ========   ========   ========
      (Loss) Income from discontinued operations
             per average common share, basic              (2.58)    (42.66)      0.35      17.12       0.38       0.06
                                                       ========   ========   ========   ========   ========   ========
      Net (loss) income per average
             common share, basic                           1.92     (64.99)     (1.35)     11.82      (1.45)     (0.23)
                                                       ========   ========   ========   ========   ========   ========
      (Loss) Income from continuing operations
             per average common share, diluted             4.38     (22.33)     (1.70)     (4.99)     (1.82)     (0.29)
                                                       ========   ========   ========   ========   ========   ========
      (Loss) income from discontinued operations
             per average common share, diluted            (2.52)    (42.66)      0.35      16.09       0.38       0.06
                                                       ========   ========   ========   ========   ========   ========
      Net (loss) income per average common
             share diluted                                 1.86     (64.99)     (1.35)     11.10      (1.45)     (0.23)
                                                       ========   ========   ========   ========   ========   ========
      Weighted average number of common
             shares outstanding, basic                    4.030      4,360      4,671      4,947      5,478      5,478
                                                       ========   ========   ========   ========   ========   ========
      Weighted average number of common
             shares outstanding diluted                   4,124      4,360      4,671      5,266      5,478      5,478
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

INTERNET SERVICES:
      Revenue                                            72,183     20,008     21,203         23          0          0
      Total operating expenses                          238,112     95,554     28,838     14,478     10,280      1,626
                                                       --------   --------   --------   --------   --------   --------
      Operating loss                                   (165,929)   (75,546)    (7,635)   (14,455)   (10,280)    (1,626)
                                                       ========   ========   ========   ========   ========   ========


BROADCAST MEDIA:

      Revenue                                            79,731     72,020     88,619     91,013     94,652     14,967
      Total operating expenses                          109,810     65,446     87,431     96,281    108,125     17,097
                                                       --------   --------   --------   --------   --------   --------
      Operating income (loss)                           (30,079)     6,574      1,188     (5,268)   (13,473)    (2,130)
                                                       ========   ========   ========   ========   ========   ========

DISCONTINUED OPERATIONS, NET (LOSS) GAIN:               (10,460)  (179,985)    (8,420)     1,090          0          0
                                                       ========   ========   ========   ========   ========   ========


CONSOLIDATED BALANCE SHEET DATA:

                                                                               AS OF DECEMBER 31,
                                                                               ------------------
                                                         2001       2002       2003       2004       2005       2005
                                                       --------   --------   --------   --------   --------   --------
                                                          DKK      DKK        DKK        DKK        DKK        US$
                                                                                (IN THOUSANDS)

     Total assets                                       445,611    168,217    140,845    178,248    160,953     25,451
     Net assets                                         333,168     44,242     46,360    101,566    109,217     17,271
     Capital stock                                       34,006     34,006     39,693     38,312     43,697      6,910
     Working capital (deficit)                          137,256     (4,280)   (35,674)   (19,447)     5,158        817
     Number of ordinary shares outstanding                4,534      4,534      5,292      5,108      5,826      5,826

We have never paid any dividends on our ordinary shares.


EXCHANGE RATE INFORMATION

        The exchange rate on June 12, 2006 (the latest practicable date) was DKK
5.9301 per $1.00. The following table sets forth (i) the average exchange rate for the years 2001, 2002, 2003, 2004 and 2005 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                     AVERAGE
                                     -------

YEAR ENDED DECEMBER 31:
-----------------------

2001                                 DKK 8.3619
2002                                 DKK 7.8897
2003                                 DKK 6.5899
2004                                 DKK 5.9893
2005                                 DKK 6.0034

MONTH ENDED:                                          HIGH            LOW
------------                                          ----            ---

June 2006  (as of  June 12, 2006)                     DKK 5.9301      DKK 5.8201
May 2006                                              DKK 5.9221      DKK 5.7875
April 2006                                            DKK 6.1861      DKK 5.9510
March 2006                                            DKK 6.2619      DKK 6.1236
February 2006                                         DKK 6.2964      DKK 6.1732
January 2006                                          DKK 6.3082      DKK 6.0700
December 2005                                         DKK 6.3712      DKK 6.1982

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

OUR BUSINESS

        Until  December 2001,  our business  operated in three  distinct  areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing
Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets and on key elements of our broadcasting business. To that end, in 2001, we sold our domain name registration, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. As of January 1, 2004, we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. We sold our PKI services business to VeriSign, Inc. ("VeriSign.") on April 1, 2004. We sold the last of our Internet related business, our virus detection software and services business on September 30, 2004.

        As a result of these various transactions, subsequent to September 30, 2004 our business consisted of our broadcast media division, which owns dk4, a Danish television station and operates the television production company Prime Vision.

        The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision owned one of Europe's first High Definition mobile production units, five fully digitalized mobile production units and two mobile analog production units that we rebuilt into digital units during 2005. We used these assets to produce content both for our own broadcast operations and for outside clients.

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

        On November 29, 2005, we entered into agreements to acquire all of the capital stock of Aktiv Gruppen A/S, a Danish company which operates in two distinct lines of business, namely the development and sale of residential real estate projects in Denmark and Norway, and the operation of wind energy farms in Germany. On April 17, 2006 we consummated our acquisition of Aktiv Gruppen.

        On May 4, 2006 we entered into an agreement to sell three of our seven mobile television production vans, our Prime Vision brand name and the external customer base of Prime Vision.

        On June 2, 2006 we completed the sale of our media business by selling all of the outstanding shares of Europe-Visions A/S to Tritel Investment, Inc.

        As a result of the sale of Europe-Visions A/S as of June 2, 2006, our business consists of our property development operations and our wind energy operations.

B.      BUSINESS OVERVIEW

DESCRIPTION OF CONTINUING BUSINESS

REAL ESTATE DEVELOPMENT

        Our real estate development segment, through various wholly owned subsidiaries and corporate joint ventures, primarily develops homeowner condominiums, complexes, single family homes, recreational homes and multi-family rental complexes throughout Denmark and Norway. The development occurs as we: 1) seek out desirable locations for property development, 2) acquire permission for resale of a finalized development project, 3) acquire the land or options to purchase the land, 4) design the project in cooperation with outside architects and engineers, 5) acquire governmental permission to build the project, 6) pre-sell through local real estate agents a minimum number of units, requiring purchasers to sign a binding sales contract and guarantee, 7) construct the properties through outside construction contractors and 8) sell remaining units, if any.

        In order to minimize our potential exposure in this area we generally do not begin construction of each stage of the development project until at least 75% of the units to be developed in that stage of the project have been contracted for by purchasers who put down a small deposit and deliver to us a bank guarantee for the remainder of the purchase price.

        We sell these units primarily through local real estate agents to whom we pay a commission for each sale.

        Generally, if we are unable to obtain contracts for 75% of the units within a designated period of time we will return the deposits and bank guarantees to the prospective purchasers and will not begin development of the project. Additionally, in these instances if the land on which the project was to be built was not owned by us, but was subject to our option, we will not exercise the option to acquire the land.

        Operating under this methodology we generally do not obligate the Company to incur expenditures for a particular project until we have assured ourselves that the revenue to be received in regard to the number of units that have been pre-sold will cover substantially all of our expenses associated with the project.

        As of June 1, 2006 we have under development, projects to construct 316 units in Denmark and 231 units in Norway. We expect to complete construction of these units over the next two years.

        We also have options to acquire land and/or own land for the development of 2,473 units in Denmark and 1,400 units in Norway.

        We also own recreational property timeshare units in Helsingor, Denmark for resale and we own a 565 square meter office property in Koge, Denmark which is leased to third parties.

WIND ENERGY

        In June 2005, Aktiv Gruppen acquired six operating windmills located in windparks in Germany. The Company also holds a 25% equity interest in an additional windmill in Germany. Each respective windmill or windpark has entered into 20 year agreements with German electric utilities companies, to sell all of the electricity generated. The agreements have fixed prices. The manufacturers have agreed to operate the windparks at a fixed percentage of revenue. When the windmills were purchased the manufacturers guaranteed that they would be in full operation for 97% of each year for the ten years after installation. The Company has leased the land on which the windparks are located for 20 years with two five year options to extend the lease.

        Aktiv Gruppen plans to continue to expand this segment through the development and operation of windmill energy parks throughout Europe, where we believe there is a strong consumer and government preference for renewable and alternative non-polluting energy sources, resulting in attractive government subsidies and tax benefits from accelerated depreciation. We expect this political climate to persist in the near future.

        In May 2006 we entered into an agreement to acquire a 50.25% interest in European Wind Farms A/S. European Wind Farms is currently developing wind energy farms in Germany, Italy, Poland, Bulgaria, Lithuania and France. European Wind Farms current projects will have an installed capacity of approximately 200 megawatts generating approximately 400 million kilowatt hours of electric power on a yearly basis. The wind farms under development are all expected to be operational within two years. European Wind Farms is in the final stages of negotiations for the project rights to develop additional wind farms with an installed capacity of 300 megawatts.

        Windmills installed in countries other than Germany will not have government fixed prices and therefore, the amount we receive for the sale of the electricity generated by the windmills is subject to the then prevailing market price for electricity. However in these countries when the windmill begins operation we will in some of the other countries be given a "green certificate" because the energy we generate is non-polluting. These certificates allow energy companies to create a certain amount of pollution from their energy production and therefore these certificates can be sold to companies that produce energy from sources that are not "non-polluting", such as oil and coal. A market has developed in Europe for the sale of these "green certificates." In determining where and when to put up new windmills we will consider both the expected market price of electricity and the value of the "green certificates."

        The amounts of electricity that can be generated by a windmill is dependent upon the amount of wind at the specific site and therefore before we decide where to establish a wind farm we review existing historical wind studies and, if necessary, commission our own wind measurement study.

        DESCRIPTION OF HISTORIC BUSINESS

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

                DK4

        We acquired dk4 in October 1999. As of December 31, 2005, approximately 44% of all households in Denmark had access to dk4. In 2001, dk4 launched its revised Internet platform. The homepage contains live video streaming, enabling subscribers to watch part of dk4's broadcasts live over the Internet.

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

                PRIME VISION

        In October 1999, dk4 acquired Prime Vision, or PV, a production company. PV assists others in broadcasting live events and also produces original programs for dk4 as well as for other television channels. Throughout 2005 PV owned and operated seven large mobile vans used in the broadcasting of live events and for the production of original television programming. These vans include all of the necessary equipment required for these productions, including cameras and sound equipment. PV employs the technicians such as cameramen and sound engineers who are expert in the appropriate operation of the equipment. Therefore, PV could offer a complete package of production equipment and personnel to broadcasters who broadcast live events and to companies who produce original programming. One of our primary objectives was for PV to become the leading production facility house in Scandinavia. By the end of 2003 PV was among the three leading production companies in Denmark and has been employed as a production company for the Danish Premier Soccer League and a number of other sports productions.

                BIO+

        We acquired Bio+ in September 1999. As a result of a strategic alliance with Fox Kids Europe in January 2000, we repackaged and relaunched the channel. As repackaged, Bio+'s primary offering was Danish movies. In October 2001, we combined the operations of Bio+ with those of dk4.


        INTERNET PRODUCTS AND SERVICES

        We sold the remainder of our businesses in Internet products and services division during 2004 through the sale of our PKI services business, on April 1, 2004, and our virus detection software and services business on September 30, 2004. As a result, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns dk4, a Danish television station and operates the television production company Prime Vision.

        The following is a description of the Internet products and services we provided through year 2004:

        VIRUS SURVEILLANCE/DETECTION/SUPPORT, SECURITY PENETRATION TESTING/ ANALYSIS. Gartner research indicates that the IT security-consulting sector represents the largest share of the Western European IT security market. To address this sector, we offered the Scandinavian business community an array of virus detection products and services marketed under our Virus 112 brand name. Through our wholly-owned subsidiary, EuroTrust Virus112 A/S ("Virus112"), we offered a suite of IT security consulting services including sophisticated virus detection software, IT security support, security gap penetration assessments and system vulnerability testing to more than 2,000 businesses in Denmark and Norway. Offered on a subscription basis, Virus112's Early Warning System scans the Internet for potential threats and immediately notifies its clients via fax, email and text messaging of any potential outbreaks, minimizing the risk of potential infections. In September 2001, Virus112 expanded its business by offering IT security consulting services that emphasize risk assessment and penetration testing services. In October 2002, Virus112 expanded its product offerings by adding the following:

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

        In November 2000, we became part of VeriSign's Global Affiliate Network, an expanding group of international service providers using common technology, operating practices and infrastructure, compliant with the European Union (EU) common criteria requirements, to deliver interoperable trust services over the Internet. Under our Affiliate Agreement with VeriSign, as amended, we provided the following VeriSign trusted Internet infrastructure products and services in Denmark, Norway, Sweden, Finland, Austria and Switzerland:

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

        As a result of an independent examination of our PKI processing center in Copenhagen, we received the prestigious WebTrust Seal of Assurance from KPMG. The WebTrust seal, which was displayed on all of our web sites, indicates that we have complied with the business standards prescribed by the American
Institute  of  Certified  Public  Accountants  and  the  Canadian  Institute  of
Chartered Accountants concerning the issuance of digital certificates by certification authorities and adopted by several European countries including Denmark.

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

    o Offsite recording and storage of the recordings in a secured centralized location; and

    o   Email confirmation of alarms to minimize false alerts


DISTRIBUTION OF SALES

        The following tables set out our revenues by category and region for each of the years ended December 31, 2003, 2004 and 2005.

BREAKDOWN OF REVENUES BY

CATEGORY(1)

                                             2003                     2004                    2005                    2005
                                    ----------------------   ----------------------   ---------------------   -------------------
                                      DKK       PERCENTAGE     DKK       PERCENTAGE     DKK      PERCENTAGE    US$     PERCENTAGE
                                    -------     ----------   -------     ----------   -------    ----------   -----    ----------
                                                                (CURRENCY AMOUNTS ARE IN THOUSANDS)

Internet services                    21,203          19%          23            0%         0           0%         0           0%
Broadcasting                         88,619          81%      91,013          100%    94,652         100%     14,967        100%
                                    --------    ---------    --------    ----------   -------    ---------    ------    ---------
                                    109,822         100%      91,036          100%    94,652         100%     14,967        100%
                                    --------    ---------    --------    ----------   -------    ---------    ------    ---------

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET(1)

                   2003                 2004                   2005
               DKK       %          DKK      %           DKK     %         USD
             -------   -----       ------   ---        ------   ---      ------
Denmark      109,000   99.2%       84,510   93%        86,784   92%      13,723
Norway           417    0.4%            -    0%             -    -%           -
Sweden           405    0.4%        6,526    7%         7,868    8%       1,244
            ------------------ ------------------- ------------------- ---------
             109,822    100%       91,036   100%       94,652   100%     14,967
            ------------------ ------------------- ------------------- ---------

SEASONALITY

        Our quarterly operating results typically fluctuate with the seasons. Construction of a customer's home typically proceeds after signing the agreement of sale and can require 12 months or more to complete. Weather-related problems may occur in the late winter and early spring, delaying starts or closings or increasing costs and reducing profitability. In addition, delays in opening new communities or new sections of existing communities could have an adverse impact on home sales and revenues. Because of these factors, our quarterly operating results may be uneven and may be marked by lower revenues and earnings in some quarters than in others. In addition, the electricity generated by our wind parks is dependent upon the seasonal nature of the wind velocity in a particular area.

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

COMPETITION

        REAL ESTATE DEVELOPMENT

        We compete with many other developers in Denmark and Norway in the sale of residential housing units. Many of our competitors have greater resources than we do which may enable them to obtain better parcels of land for development. The sale of residential real estate in Denmark and Norway is dependent to a large extent on the location of the development and the purchase price of the unit.

        WIND ENERGY

        We compete with both other wind energy companies as well as companies which generate electricity from other sources both polluting and non-polluting. Most of these companies have far greater resources then us.

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

GOVERNMENT REGULATION

        REAL ESTATE DEVELOPMENT

        Our real estate development business is subject to obtaining numerous national and local approvals and licenses in connection with our construction of residential units and to our compliance with various zoning and other regulations.

        WIND ENERGY

        Our wind energy business is subject to obtaining numerous permits regarding the construction of windmills and to various regulations regarding the operation of the windmills.

        BROADCAST MEDIA

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

SALES AND MARKETING

        Our real estate units are primarily sold through local real estate brokers to whom we pay a sales commission.

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

        RISK FACTORS ASSOCIATED WITH CONTINUING BUSINESS

AN ADVERSE CHANGE IN ECONOMIC CONDITIONS COULD REDUCE THE DEMAND FOR HOMES AND, AS A RESULT, COULD REDUCE OUR EARNINGS.

        Changes in economic conditions in Denmark and Norway, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, can have a negative impact on our business. Adverse changes in employment levels, job growth, consumer confidence, interest rates and population growth may reduce demand and depress prices for our homes. This, in turn, can reduce our earnings.

THE PROPERTY DEVELOPMENT INDUSTRY IS HIGHLY COMPETITIVE AND, IF OTHERS ARE MORE SUCCESSFUL, OUR BUSINESS COULD DECLINE.

        We operate in a very competitive environment, which is characterized by competition from a number of other property developers in each market in which we operate. We compete with other property developers for land, financing, and skilled management and labor resources. We also compete with the resale, or "previously owned," home market. Increased competition could cause us to reduce our prices. An oversupply of homes available for sale could also depress our home prices and adversely affect our operations. If we are unable to compete effectively in our markets, our business could decline.

IF LAND IS NOT AVAILABLE AT REASONABLE PRICES, OUR SALES AND EARNINGS COULD DECREASE.

        Our operations depend on our ability to continue to obtain land for the development of our residential communities at reasonable prices. Changes in the general availability of land, competition for available land, availability of financing to acquire land, zoning regulations that limit housing density and other market conditions may hurt our ability to obtain land for new residential communities. If the supply of land appropriate for development of our residential communities becomes more limited because of these factors, or for any other reason, the cost of land could increase and/or the number of homes that we sell and build could be reduced.

GOVERNMENT REGULATIONS MAY DELAY THE START OR COMPLETION OF OUR COMMUNITIES, INCREASE OUR EXPENSES OR LIMIT OUR PROPERTY DEVELOPMENT ACTIVITIES, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR OPERATIONS.

        We must obtain the approval of numerous governmental authorities in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs. Various statutes, ordinances, rules and regulations concerning building, zoning, sales and similar matters apply to and/or affect the housing industry. This governmental regulation affects construction activities as well as sales activities, mortgage lending activities and other dealings with consumers.

INCREASES IN TAXES OR GOVERNMENT FEES COULD INCREASE OUR COSTS, AND ADVERSE CHANGES IN TAX LAWS COULD REDUCE CUSTOMER DEMAND FOR OUR HOMES.

        Increases in real estate taxes and other local government fees could increase our costs and have an adverse effect on our operations. In addition, increases in local real estate taxes could adversely affect our potential customers who may consider those costs in determining whether to make a home purchase and decide, as a result, not to purchase one of our homes. In addition, any changes in the income tax laws that would reduce or eliminate tax deductions or incentives to homeowners, such as the proposed changes limiting the deductibility of interest on home mortgages, could make housing less affordable or otherwise reduce the demand for housing, which in turn could reduce our sales and hurt our operating results.

ADVERSE  WEATHER  CONDITIONS  AND  CONDITIONS IN NATURE BEYOND OUR CONTROL COULD
DISRUPT  THE  DEVELOPMENT  OF OUR  PROJECTS,  WHICH  COULD  HARM OUR  SALES  AND
EARNINGS.

        Adverse weather conditions and natural disasters, such as, floods and fires, can have serious effects on our ability to develop our residential communities. We also may be affected by unforeseen engineering, environmental or geological problems. Any of these adverse events or circumstances could cause delays in the completion of, or increase the cost of, developing one or more of our residential communities and, as a result, could harm our sales and earnings.

PRODUCT LIABILITY LITIGATION AND WARRANTY CLAIMS THAT ARISE IN THE ORDINARY COURSE OF BUSINESS MAY BE COSTLY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

        As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. In many of our projects we have an indemnity from our general construction contractor, which covers defects for up to 10% of the cost of a project for the first year after the construction has been completed, and for up to 2% of the cost of a project for the next 4 years. We anticipate that this will cover any claims Therefore, we do not carry an additional insurance, which is costly and the amount of coverage offered by insurance companies is currently limited. There can be no assurance that the indemnity coverage we have from our general contractors will cover all defect and home warranty claims. If claims exceed the amount of this indemnity, we may experience losses that could hurt our financial results

IF OUR POTENTIAL CUSTOMERS ARE NOT ABLE TO OBTAIN SUITABLE FINANCING, OUR BUSINESS MAY DECLINE.

        Our business and earnings also depend on the ability of our potential customers to obtain mortgages for the purchase of our homes. Increases in the cost of home mortgage financing could prevent our potential customers from purchasing our homes. In addition, where our potential customers must sell their existing homes in order to buy a home from us, increases in mortgage costs could prevent the buyers of our customers' existing homes from obtaining the mortgages they need to complete the purchase, which could result in our potential customers' inability to buy a home from us. If our potential customers or the buyers of our customers' current homes are not able to obtain suitable financing, our sales and revenues could decline.

IF WE ARE NOT ABLE TO OBTAIN SUITABLE FINANCING, OUR BUSINESS MAY DECLINE.

        Our business and earnings depend substantially on our ability to obtain financing for the development of our residential communities and the purchase and installation of windmills If we are not able to obtain suitable financing, our costs could increase and our revenues could decrease, or we could be precluded from continuing our operations at current levels. Increases in interest rates can make it more difficult and/or expensive for us to obtain the funds we need to operate our business.

OUR  BUSINESS  IS  SEASONAL  IN  NATURE,  SO  OUR  QUARTERLY  OPERATING  RESULTS
FLUCTUATE.

        Our quarterly operating results typically fluctuate with the seasons. Construction of a customer's home typically proceeds after signing the agreement of sale and can require 12 months or more to complete. Weather-related problems may occur in the late winter and early spring, delaying starts or closings or increasing costs and reducing profitability. In addition, delays in opening new communities or new sections of existing communities could have an adverse impact on home sales and revenues. Because of these factors, our quarterly operating results may be uneven and may be marked by lower revenues and earnings in some quarters than in others. In addition, the electricity generated by our wind parks is dependent upon the seasonal nature of the wind velocity in a particular area.

THE AMOUNT OF ELECTRICITY WE GENERATE FOR SALE IS ENTIRELY DEPENDENT UPON WIND VELOCITY.

        We locate our wind parks in areas where studies indicate that the historic wind velocity is sufficient to generate such minimum amount of electricity as in our judgment will generate a profit. If wind patterns change and the expected minimum wind velocity does not occur over our revenues and profits may be materially adversely affected.

NEW TECHNOLOGIES MAY BECOME BETTER SOURCES OF CLEAN ENERGY.

        If new technologies for the production of clean energy from sources other than wind power are developed and these technologies are to provide clean energy more efficiently and at lower prices than wind energy we may not be able to sell the electricity we generate at a profit which would have a material adverse effect on our business.


        RISK FACTORS ASSOCIATED WITH HISTORIC BUSINESS

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

        We incurred a net loss in each of the years ended December 31, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001 and 2004. For the year ended December 31, 2005 we had a net loss of DKK 7.9 million (approximately $1.3 million). As of December 31, 2005, we had an accumulated deficit of DKK 465.3 million (approximately $73.6 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

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

    o   the   continued   interest  in  televising   live  sporting   events  in
        Scandinavia;

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

        RISK FACTORS ASSOCIATED WITH BOTH CONTINUING BUSINESS AND HISTORIC BUSINESS

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

        Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

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

RAPID  GROWTH  IN  OUR  BUSINESS  COULD  STRAIN  OUR  MANAGERIAL,   OPERATIONAL,
FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, AND OFFICE RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

        In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce.

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

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

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

        Our success depends in large part on the contributions of our senior management team, and other key employees and on our ability to attract, integrates, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employee that has signed an employment agreement is Soren Degn, our Chief Financial Officer. Under the agreement, he can terminate employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

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

WE ARE SUBJECT TO INCREASED U.S. REGULATORY REQUIREMENTS IN OUR NEXT FISCAL YEAR, WHICH WILL INCREASE OUR COSTS AND POSE RISKS THAT THE VALUE OF OUR ADSS COULD DECLINE IF WE FAIL TO TIMELY COMPLY.

        The value of our publicly traded ADSs held by non-affiliates makes us subject to the financial controls certification requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our next fiscal year, June 30, 2007. We will have to expend significant resources to meet this requirement, and we cannot assure you that we will successfully achieve this objective by that date. Failure to achieve Section 404 certification in a timely manner may adversely effect investor confidence in our Company and this lack of investor confidence may adversely effect the market price of our ADSs.

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

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

        Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq National Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

    o   variations in our operating results;

    o   the liquidity of the markets;

    o   investor perceptions of us and the segments in which we operate;

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

D.      ORGANIZATIONAL STRUCTURE OF THE COMPANY

        The following is a list as of December 31, 2005, of our significant subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries.

                                       COUNTRY OF              INTEREST
   SUBSIDIARY                        INCORPORATION             OWNERSHIP
   ----------                        -------------             ---------

   Europe-Visions A/S         (1)       Denmark       100.0% (Sold June 2, 2006)

------------------------------------

    (1)     Formerly known as Euro909Media A/S


        Other   significant    operating    subsidiaries    consolidated   under
Europe-Visions A/S and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2005:

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


        PROPERTY, PLANT AND EQUIPMENT

        On April 1, 2005, we sold our building located at Poppelgardvej 11-13 in Soborg, Copenhagen to Lion Ejendomme ApS for DKK 20,000,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638,000. We lease approx. 85 square meters at Poppelgardvej 11-13 in Soborg, Copenhagen from Comendo A/S.

        For our broadcasting media operations, we lease 2,233 square meters in Copenhagen, Denmark, and 1,152 square meters in Aarhus, Denmark. Furthermore, we lease six apartments in Aarhus for a total of 724 square meters.

        For our Internet services operations, until February 2005, we leased 1,130 square meters of floor space in Aarhus, Denmark, for our remote data backup subsidiary, EuroTrust Net Vaulting. We sublet approximately 1,049 square meters of office space in Aarhus to Munk IT, Metro Express and Ewire. These subleases expired in the first quarter of 2005.

        The total aggregate annual lease costs were approximately DKK 3,574,537 (not in thousands) for 2005. The operating leases are cancelable by both parties through various times between three and six months. We believe that the current facilities for our media operations will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

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

        As a result of these various transactions, subsequent to September 30, 2004 our business consists of our broadcast media division, which owns dk4, a Danish television station and operates the television production company Prime Vision.

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

        ALLOWANCE FOR DOUBTFUL ACCOUNTS

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. At December 31, 2005 we have two customers who account for approximately 21% and 20% of our outstanding receivables. If we are unable to collect these receivables it would have a significant negative impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

                VALUATION OF LONG-LIVED ASSETS

        Our long-lived assets totaled DKK 67.1 million, as of December 31, 2005, which consist primarily of equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

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

        We recorded no impairment charge in the years ended December 31, 2004 and December 31, 2005.

        GOODWILL

        We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At December 31, 2005, we had DKK 24.56 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

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

        For the year ended December 31, 2004 based on our annual impairment assessment of goodwill, there were impairment charges of DKK 965 thousand. No impairment charge was recorded for the year ended December 31, 2005.

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

        If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Our gross tax assets and valuation allowances were DKK 113.9 million and DKK 105.3 million respectively, as of December 31, 2005 resulting in a net deferred tax asset of DKK 8.6 million.

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

        CONSOLIDATED RESULTS

        YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

        Net revenue for the year ended December 31, 2005 was DKK 94.7 million, an increase of DKK 3.7 million, or 4.0%, compared to revenue of DKK 91.0 million for the year ended December 31, 2004. The table below compares revenue for both years on a segment-by-segment basis.

                             ----------------------  ------------------------
                                    REVENUE            VALUE     PERCENTAGE
                                                     INCREASE     INCREASE
                                2005       2004      (DECREASE)  (DECREASE)

                             ----------- ----------  ----------  ------------
                                         (IN MILLIONS OF DKK)


   Internet services                  0         23        (23)      (100.0%)
   Broadcast media               94,652     91,013       3,639          4.0%
                             ----------- ----------  ----------  ------------
   Total                         94,652     91,036       3,616          4.0%
                             ----------- ----------  ----------  ------------


        The Internet services segment showed a decrease in revenues and the broadcast media segment showed an increase in revenues. The decrease in revenue in our Internet services segment is attributable to the sales of all our business within that segment through 2003 and 2004. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

        Total  operating  expenses for the year ended December 31, 2005 were DKK
118.4 million, a increase of DKK 7.6 million, or 4.7%, from the total operating expenses of DKK 110.8 million for the year ended December 31, 2004. This decrease is primarily attributable due to the increase in production facilities and the increase in expenses related to the growth in Prime Vision as well as the increase of new subscribers to dk4 and the related variable costs related to the increase number of subscribers and our increased focus on further developing and enhancing our broadcast media business. The table below shows our operating expenses by category on a segment-by segment basis.

                             --------------------  -------------------------
                                COST OF SALES        VALUE      PERCENTAGE
                                                    INCREASE     INCREASE
                               2005       2004     (DECREASE)   (DECREASE)

                             ---------  ---------  -----------  ------------
                                        (IN MILLIONS OF DKK)

   Internet Services                0          0            0          0.0%
   Broadcast media             68,806     60,349        8,457         14.0%
                             ---------  ---------  -----------  ------------
   Total                       68,806     60,349        8,457         14.0%
                             ---------  ---------  -----------  ------------

                             --------------------  ------------------------
                               SALES/MARKETING       VALUE      PERCENTAGE
                                                    INCREASE     INCREASE
                               2005       2004     (DECREASE)   (DECREASE)

                             ---------- ---------  -----------  -----------
                                        (IN MILLIONS OF DKK)


   Internet services             2,847     3,502        (655)      (18.7%)
   Broadcast media              14,302    14,225           77         0.5%
                             ---------- ---------  -----------  -----------
   Total                        17,149    17,727        (578)       (3.3%)
                             ---------- ---------  -----------  -----------

                             --------------------  ------------------------
                                  GENERAL/           VALUE      PERCENTAGE
                               ADMINISTRATION

                                                    INCREASE     INCREASE
                               2005       2004     (DECREASE)   (DECREASE)

                             ---------- ---------  -----------  -----------
                                        (IN MILLIONS OF DKK)


   Internet services             6,839     8,905      (2,066)      (23.2%)
   Broadcast media              13,916    12,638        1,278        10.1%
                             ---------- ---------  -----------  -----------
   Total                        20,755    21,543        (788)       (3.7%)
                             ---------- ---------  -----------  -----------

                             --------------------  ------------------------
                                DEPRECIATION         VALUE      PERCENTAGE
                                AMORTIZATION

                               AND WRITE DOWN

                                                    INCREASE     INCREASE
                               2005       2004     (DECREASE)   (DECREASE)

                             ---------- ---------  -----------  -----------
                                        (IN MILLIONS OF DKK)


   Internet Services               594     2,071      (1,477)      (71.3%)
   Broadcast media              11,101     9,069        2,032        22.4%
                             ---------- ---------  -----------  -----------
   Total                        11,695    11,140          555         5.0%
                             ---------- ---------  -----------  -----------


        In our Internet services segment the operating expenses generally decreased due to our continued focus on lowering expenses generally in this segment.

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

        For the year ended December 31, 2005, the gross profit for our Internet services segment was DKK 0. For the year ended December 31, 2004, the gross profit for our Internet services business was DKK 23 thousand, or a margin of 100% of segment revenues.

        In the case of our broadcast media segment, the gross profit for 2005 was DKK 25.8 million or 27.3% of segment revenues while the gross profit margin for 2004 was DKK 30.7 million, or 33.7% of segment revenues. This decrease is primarily attributable to the increase in cost resulting from our increased focus on further developing and enhancing our broadcast media business.

        For the year ended December 31, 2005 our operating loss increased by DKK
4.1 million to DKK 23.8 million compared to a loss of DKK 19.7 million for the year ended December 31, 2004.

        The operating loss for our Internet  services  segment  decreased by DKK
4.3 million to DKK 10.3 million compared to a loss of DKK 14.6 million for the year ended December 31, 2004.

        For our broadcast  media  segment,  we incurred an operating loss of DKK
13.5 million compared to an operating loss of DKK 5.3 million for the year ended December 31, 2004. This decrease is attributable to the increase in operating expenses due to our increased focus on further developing and enhancing our broadcast media business.

        For 2005, we had interest income of DKK 1.4 million and interest expense of DKK 1.5 million. For 2004, interest income was DKK 0.3 million and interest expense was DKK 1.2 million. The increase in interest income in 2005 reflects the increase in our cash balances from the sale of our businesses.

        For 2005, we had a net foreign exchange income of DKK 0.7 million compared to a net foreign exchange loss of DKK 0.8 million in 2004.

        For 2004, based on our review of the valuation of long term investments and marketable securities held at December 31, 2004, we wrote down a total amount of DKK 14.9 million. No write down was made in 2005.

        Our Net loss for the year ended December 31, 2005 decreased to DKK 7.9 million compared to a Net income of DKK 58.5 million for the year ended December 31, 2004. The decrease in our Net income of DKK 66.4 million is primarily attributable to one time gains from the sale of the Internet segment businesses in the aggregate of DKK 83.6 million offset by a one time write down of long term investments and marketable securities of DKK 14.9 million in 2004.

        YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

        Net revenue for the year ended December 31, 2004 was DKK 91.0 million, a decrease of DKK 18.8 million, or 17.1%, compared to revenue of DKK 109.8 million for the year ended December 31, 2003. The table below compares revenue for both years on a segment-by-segment basis.

                                  REVENUE              AMOUNT OF    PERCENTAGE
                                                       INCREASE      INCREASE
                             2004         2003        (DECREASE)    (DECREASE)
                          ----------  -------------  ------------  -------------
                                        (IN THOUSANDS OF DKK)

Internet services               23       21,203        (21,180)        (99.9%)
Broadcast media             91,013       88,619           2,394           2.7%
TOTAL                       91,036      109,822        (18,786)        (17.1%)

        The Internet services segment showed a decrease in revenues and the broadcast media segment showed an increase in revenues. The decrease in revenue in our Internet services segment is primarily attributable to the sales of our remote backup business as of December 1, 2003 and the sale of our secure hosting business as of January 1, 2004. The increase in revenue in our broadcast media segment reflects the increase in number of subscribers to dk4, our television channel, and the increase of revenue in Prime Vision, our production company.

        Total  operating  expenses for the year ended December 31, 2004 were DKK
110.8 million, a decrease of DKK 5.5 million, or 4.7%, from the total operating expenses of DKK 116.3 million for the year ended December 31, 2003. This decrease is primarily attributable to decreases in Cost of sales and General and administrative expenses, resulting primarily from the sales of the businesses in our Internet services segment. The table below shows our operating expenses by category on a segment-by segment basis.

                                 COST OF SALES         AMOUNT OF    PERCENTAGE
                                                       INCREASE      INCREASE
                              2004         2003       (DECREASE)    (DECREASE)
                           ----------  ------------  ------------  -------------
                                       (IN THOUSANDS OF DKK)

Internet services                 0        7,773       (7,773)        (100.0%)
Broadcast media              60,349       58,045        2,304           4.0%
                           ----------  ------------  ------------  -------------
TOTAL                        60,349       65,818       (5,469)         (8.3%)


                             SELLING AND MARKETING     AMOUNT OF    PERCENTAGE
                                                       INCREASE      INCREASE
                              2004         2003       (DECREASE)    (DECREASE)
                           ----------  ------------  ------------  -------------
                                       (IN THOUSANDS OF DKK)

Internet services             3,502        5,410       (1,908)        (35.3%)
Broadcast media              14,225       12,085        2,140          17.7%
                           ----------  ------------  ------------  -------------
TOTAL                        17,727       17,495          232           1.3%


                                  GENERAL AND          AMOUNT OF    PERCENTAGE
                                ADMINISTRATIVE         INCREASE      INCREASE
                              2004         2003       (DECREASE)    (DECREASE)
                           ----------  ------------  ------------  -------------
                                       (IN THOUSANDS OF DKK)

Internet services             8,905       14,344       (5,439)        (37.9%)
Broadcast media              12,638       12,537          101           0.8%
                           ----------  ------------  ------------  -------------
TOTAL                        21,543       26,881       (5,338)        (19.9%)


                                DEPRECIATION,
                                AMORTIZATION           AMOUNT OF    PERCENTAGE
                               AND WRITE DOWN          INCREASE      INCREASE
                              2004         2003       (DECREASE)    (DECREASE)
                           ----------  ------------  ------------  -------------
                                        (IN THOUSANDS OF DKK)

Internet services             2,071        1,311          760         (58.0%)
Broadcast media               9,069        4,764        4,305          90.4%
                           ----------  ------------  ------------  -------------
TOTAL                        11,140        6,075        5,065          83.4%

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

B.      LIQUIDITY AND CAPITAL RESOURCES

        Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At December 31, 2005, our cash and cash equivalents totaled DKK 12.3 million compared to cash and cash equivalents totaling DKK 6.8 million at December 31, 2004. At December 31, 2005 the ratio of current assets to current liabilities was 1.12 to 1. Our current assets primarily reflect our cash and cash equivalents, restricted cash and accounts receivables.

        At December 31, 2005, we had secured lines of credit from banks totaling DKK 12 million, of which DKK 11.3 million have been drawn, and an outstanding note payable, due in September 2009, in the principal amount of DKK 3.111 million which accrues interest at a rate of 5.5% per annum and is payable in equal monthly installments. Interest on the secured lines of credit is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of December 31, 2004 was 6.0%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

        For the year ended December 31, 2005, cash used in operations (including cash provided by discontinued operations) was DKK 22.0 million compared to DKK
10.7 million for the prior year, an increase of DKK 11.3 million. The increase is primarily due to a decrease in accounts payable in 2005 compared to 2004.

        For the year ended December 31, 2005, cash provided by investing activities was DKK 3.4 million compared to cash provided by investing activities of DKK 6.0 million for the prior year, a decrease of DKK 2.6 million.

        For the year ended December 31, 2005, cash provided by financing activities was DKK 24.9 million compared to cash provided by financing activities of DKK 2.1 million for the prior year, an increase of DKK 22.8 million. This increase is primarily due to a net change in restricted cash in of
10.7 and an increase in proceeds from the issuance of common shares of DKK 9.7 million.

        Our capital  expenditures  for the year ended December 31, 2005 were DKK
16.0 million. These expenditures primarily relate to purchase of equipment in our media segment.

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

 CONTRACTUAL OBLIGATIONS (in thousands of DKK)
------------------------------- ---------- --------- ----------- ---------------
                                                        LATER         TOTAL
 CONTRACTUAL OBLIGATIONS                      2006      YEARS      OBLIGATIONS
------------------------------- ---------- --------- ----------- ---------------

 Capital leases                               2,191     5,213         7,404
------------------------------- ---------- --------- ----------- ---------------

 Operating leases                             3,926     1,323         5,249
------------------------------- ---------- --------- ----------- ---------------

 TOTAL CONTRACTUAL
 OBLIGATIONS                                  6,117     6,536        12,653
------------------------------- ---------- --------- ----------- ---------------


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

        SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal year that begins after June 30, 2005. Accordingly, The Company will adopt SFAS No. 123(R) during the first quarter of fiscal 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

        In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, "Exchanges of Non-monetary Assets." This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

        The Emerging Issues Task Force ("EITF") Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus is effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

        In May 2005, the FASB issued FASB 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        On September 28, 2005, the FASB ratified the following consensus reached in EITF Issue 05-8 ("Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature"): a) The issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes. b) The resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled. c) Recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. This consensus is effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, "Application of Issue No. 98-5 to Certain Convertible Debt Instruments" (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

        The Emerging Issues Task Force ("EITF") reached a tentative conclusion on EITF Issue No. 05-1, "Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer's Exercise of a Call Option" that no gain or loss should be recognized upon the conversion of an instrument that becomes convertible as a result of an issuer's exercise of a call option pursuant to the original terms of the instrument. The application of this pronouncement is not expected to have an impact on the Company's consolidated financial statements.

        In June 2005, the FASB ratified EITF Issue No. 05-2, "The Meaning of 'Conventional Convertible Debt Instrument' in EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'" ("EITF No. 05-2"), which addresses when a convertible debt instrument should be considered 'conventional' for the purpose of applying the guidance in EITF No. 00-19. EITF No. 05-2 also retained the exemption under EITF No. 00-19. EITF No. 05-2 is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. The Company has applied the requirements of EITF No. 05-2 since the required implementation date. The adoption of this pronouncement did not have an impact on the Company's consolidated financial statements.

        EITF Issue No. 05-4 "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'" ("EITF No. 05-4") addresses financial instruments, such as stock purchase warrants, which are accounted for under EITF 00-19 that may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause. The consensus of EITF No. 05-4 has not been finalized. The Company does not believe the adoption of this pronouncement will have an impact on the Company's consolidated financial statements.

        In September 2005, the FASB ratified EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF No. 05-7"), which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt. EITF No. 05-7 is effective for the first interim or annual reporting period beginning after December 15, 2005. The Company does not believe the adoption of this pronouncement will have an impact on the Company's consolidated financial statements.

        OFF BALANCE SHEET ARRANGEMENTS

        The Company is not aware of any material transactions which are not disclosed in its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth, as of June 1, 2006, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.

                                                                                 DATE BECAME A
     NAME AND POSITION          AGE       PRINCIPAL OCCUPATION AND ADDRESS       DIRECTOR/OFFICER
-----------------------------  ------  ----------------------------------------  ----------------
Bo Kristensen                           Chief Executive Officer of
  President, Chief                      EuroTrust A/S
  Executive Officer                     Poppelgaardvej 11-13
                                46      2860 Soeborg
                                        Denmark                                      May 2006

Soren Degn                              Chief Financial Officer of
  Chief Financial Officer...    37      EuroTrust A/S
                                        Poppelgaardvej 11-13
                                        2860 Soeborg                                September
                                        Denmark                                        2003

Erik Damgaard                           Private Investor
  Chairman of the Board.....    45      c/o EuroTrust A/S
                                        Poppelgaardvej 11-13
                                        2860 Soeborg
                                        Denmark                                   December 2005

Peter Juul                      43      Chief Executive Officer of Aktiv
  Director, Chief Executive             Gruppen Holding A/S and a Director of
  Officer of Aktiv Gruppen              EuroTrust A/S
  Holding A/S.............              Poppelgaardvej 11-13
                                        2860 Soeborg
                                        Denmark                                   December 2005

John J. Stuart, Jr.(1)(2)               Chief Financial Officer of
  Director..................    66      Irvine Sensors Corporation
                                        3001 Redhill Avenue
                                        Costa Mesa, CA 92626-4532
                                        USA                                         May 1998

Christian Rovsing (1)(2)                Management Consultant c/o EuroTrust A/S
  Director..................    69      Poppelgaardvej 11-13
                                        2860 Soeborg
                                        Denmark                                     May 2006

                                                                                 DATE BECAME A
     NAME AND POSITION          AGE       PRINCIPAL OCCUPATION AND ADDRESS       DIRECTOR/OFFICER
-----------------------------  ------  ----------------------------------------  ----------------
Jan Berger(1)(2)                        Management Consultant
  Director................      63      c/o EuroTrust A/S
                                        Poppelgaardvej 11-13
                                        2860 Soeborg
                                        Denmark                                     May 2003

------------------------
(1)   Member, audit committee of the Board of Directors.

(2)   Member, compensation committee of the Board of Directors.

BO KRISTENSEN, PRESIDENT, CHIEF EXECUTIVE OFFICER

        Mr. Kristensen has been our Chief Executive Officer since May 2006. He has been affiliated as partner and responsible for economy and financing in the subsidiary Aktiv Gruppen Holding A/S since 2001. Mr. Kristensen also serves as a member of the board for several of our wholly owned subsidiaries. Mr. Kristensen has a Graduate Diploma in Economics (Management Accounting) and Higher Commercial Examination. Mr. Kristensen is highly experienced in both business areas - Renewable Energy and Estate Development

SOREN DEGN, CHIEF FINANCIAL OFFICER

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

PETER JUUL, DIRECTOR, CHIEF EXECUTIVE OFFICER OF AKTIV GRUPPEN HOLDIng A/S

        Mr. Juul has been the Chief Executive Officer of Aktiv Gruppen Holding A/S since November 14, 2005. He was Chairman of the board of Aktiv Gruppen from September 1, 2002 to November 14, 2005. Prior to his becoming Chief Executive Officer of Aktiv Gruppen, Mr. Juul was a partner in the law firm of Interlex Advokater located in Arhus, Denmark.

ERIK DAMGAARD, Chairman of the Board of DIRECTORS

        Mr. Damgaard is currently a private investor. From 2002 to 2004 Mr. Damgaard was a software architect for Microsoft Corporation. Prior to 2002 Mr. Damgaard was the Technology Officer of Navision A/S, a company which he helped found. In 2002, Navision A/S was sold to Microsoft.

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

CHRISTIAN ROVSING, DIRECTOR

        Mr. Rovsing was a member of the European Parliament from 1989-2004. He is currently president or a board member of a number of companies active mainly in the areas of space, biotech and telecommunications. Mr. Rovsing received a M.Sc. (electronics) from the Technical University of Denmark.

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

B.      COMPENSATION

        EXECUTIVE COMPENSATION

        Cash compensation paid by us and our subsidiaries for the year ended December 31, 2005 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 2.6 million (approximately $411,000). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution for 2005 totaled approximately DKK 402,000 (approximately $64,000).

        We have an employment agreement with Mr. Soren Degn our chief financial officer which provides, among other things, for an annual salary of DKK 1,080,000 and an annual vacation payment of DKK 50,000. Also pursuant to the Agreement, in May 2005 Mr. Degn was granted a 10 year option to purchase 112,500 ADSs at a price of DKK 4.75 per ADS (the market price of our ADSs on the date of the grant). Mr. Degn's employment agreement will initially expire on December 31, 2007. However the agreement will automatically be extended for unlimited 1-year periods unless we provide him with 2 years advance notice that the Company will not renew his employment.

        We had an employment agreement with Mr. Aldo Petersen our former chief executive officer which provided, among other things, for an annual salary of DKK 1.8 million an annual vacation payment of DKK 50,000 and an annual bonus based upon the annual income of the Company. This agreement expired on December 31, 2008. In connection with the acquisition of Aktiv Gruppen, Mr. Petersen and the Company agreed in November, 2005 that his employment agreement would terminate immediately after the 2005 Annual General Meeting of the Company, which was held on May 24, 2006. Mr. Petersen was paid DKK 1,000,000 by the Company in exchange for his agreement to the early termination of his employment agreement.

        OPTIONS

        Options that were granted pursuant to our stock option plan to the named executive officers during the year ended December 31, 2005 and are set forth in the following table:

                           SECURITIES        EXERCISE
                           UNDERLYING          PRICE
        NAME                OPTIONS        PER SHARE ($)      EXPIRATION DATE
-----------------------  --------------  -----------------  --------------------
Aldo M. N. Petersen         225,000           4.75            April 30, 2015
Soren Degn                  112,500           4.75            April 30, 2015

----------------------


        DIRECTOR COMPENSATION

        Directors are reimbursed for expenses they incur in connection with attending meetings of the Board of Directors and committees thereof. We periodically grant options to our directors, although the amount and timing of those grants are determined by the Board in its sole discretion. In addition, our independent directors are paid (U.S.) $5,000 per quarter for serving as a director and receive (U.S.) $1,000 for each Board meeting which they attend in person

C.      BOARD PRACTICES

        Our Board of Directors may consist of between three and seven members. As of May 24, 2006, the Board consisted of five members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

        Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of our current directors were elected or re-elected at the annual general meeting held on May 24, 2006.

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

        The citizenships of the directors are as follows:

        Name                                Country of Citizenship
        ------------------------------------------------------------------------

        ERIK DAMGAARD                       Denmark
        PETER JUUL                          Denmark
        JOHN J. STUART, JR.                 United States
        JAN BERGER                          Norway
        CHRISTIAN ROVSING                   Denmark


        There are no agreements with our Board members that provide for the payment of benefits upon termination of their directorship.

        The Board has determined that Messrs. Berger, Rovsing and Stuart meet the standard for independent directors as required by the listing standards of NASDAQ.

BOARD COMMITTEES

        Our Board of Directors has an audit committee and a compensation committee.

         The audit committee reviews our financial statements and accounting practices, approves the selection of the Company's independent auditors and meets and interacts with the independent auditors to discuss questions in regard to the Company's financial reporting, reviews the results and scope of the audit and other services provided by our independent auditors, and our internal controls. The audit committee consists of Messrs. Berger, Rovsing and Stuart. The Board has determined that Mr. Stuart is an "audit committee financial expert", as defined under the rules promulgated by the United States Securities and Exchange Commission.

        The compensation committee makes recommendations to the Board regarding remuneration of executive officers and reviews our compensation plans and policies. The compensation committee consists of Messrs. Berger, Rovsing and Stuart.

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

D.      EMPLOYEES

        As of December 31, 2005, we had 91 employees, a decrease of 10 employees from the prior year. All of our employees are located in Denmark (see the following table.) This decrease is primarily attributable to the selling of our e-security businesses. The table below gives a breakdown of our employees and area of employment:

                                             Denmark          Total

             Sales and marketing                2               2
             Customer service and               0               0
             support
             Technical                          71             71
             Finance and administration         18             18
                                                --             --
                  Totals                        91             91
                                                ==             ==

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

        E. The following table sets forth the ownership of our ordinary shares by the individuals named in Item 6.A., as of June 9, 2006

                                  NUMBER ORDINARY
           NAME                 SHARES AND ADSS (1)      PERCENT (2)
---------------------------    ----------------------    -------------
Bo Kristensen                        3,400,000              10.20%
Erik Damgaard                        1,823,267               5.47%
Peter Juul                           2,820,000               8.46%
Soren Degn                               *                    *
John J. Stuart, Jr.                      *                    *
Christian Rovsing                        *                    *
Jan Berger                               *                    *
All officers and directors
   As a group (7 persons)            8,249,667(3)           24.47%

-----------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of June 9, 2006 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) As of June 9, 2006, 33,342,760 ordinary shares are issued, including no treasury shares. Beneficial ownership percentages are calculated based on 33,342,760 ordinary shares issued and outstanding as of June 9, 2006. Of the amount issued, 28,580,878 ordinary shares have been deposited (represented by 28,580,878 ADSs, each representing one ordinary share issued) under the Deposit Agreement with The Bank of New York.

(3)  Includes  95,000  ordinary  shares  underlying   exercisable   options  and
     warrants.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        The following table sets forth information, as of June 9, 2006 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

          NAME OF BENEFICIAL OWNER(1)                 SHARES BENEFICIALLY OWNED
                                                         NUMBER (1)   PERCENT

Erik Damgaard                                            1,823,267      5.47%
A,O, Holding ApS, controlled by Arne Olsen               3,756,550     11.27%
J,L,Invest Holding ApS, controlled by Jan Larsen         3,436,550     10.31%
Dansk Anlaegsinvest ApS, controlled by Bo Kristensen     3,400,000     10.20%
Volleshave Holding ApS, controlled by Peter Juul         2,820,000      8.46%
Peter Forchhammer                                        3,088,967      9.26%
Vind Energi Invest A/S                                   2,300,000      6.90%
                                                   ================  ===========
TOTAL                                                   20,625,334     61.86%
                                                   ================  ===========


-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon currently exercisable or convertible securities or securities exercisable or convertible within 60 days of May 29, 2006 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.


          Our major shareholders do not have different voting rights. We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may at a subsequent date result in a change of control.

B,      RELATED PARTY TRANSACTIONS

        In the ordinary course of business, EuroTrust engages in transactions with certain entities and individuals that are considered to be related parties as follows:

VERISIGN INC

        VeriSign was a minority shareholder in EuroTrust A/S (approx, 18%) until April 1, 2004. The transactions entered into during the year and the accounts payable at the year end shown below are a result of commercial trade with VeriSign, Current accounts with VeriSign are not carrying any interest.

                                                        DECEMBER 31,
                                                      ---------------
                                                      2004       2005
                                                      ----       ----

                                                        2,082         --
VeriSign Inc, (Annual fees and royalties)           ========== ==========

VeriSign Inc, (Accounts payable)                           --         --
                                                    ========== ==========


        On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8,5 million U,S, in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

        Simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign, the Company repurchased 458,120 (not in thousands) of its ordinary shares which is equivalent to 458,120 (Not in thousands) American Depository Receipts or "ADRs" from VeriSign for $1,136 U.S. The repurchase was authorized by the Company's shareholders on May 28, 2003.

NEMETH & SIGETTY A/S

        Mr., Karoly Laszlo Nemeth was the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S, Nemeth & Sigetty A/S provided legal services to the Company during each of the three years ended December 31, 2003, 2004 and 2005. For the years ended December 31, 2003, 2004 and 2005 Nemeth & Sigetty A/S has been paid, DKK 418, DKK 962 and DKK 142 respectively. The total outstanding payables due to Nemeth & Sigetty A/S at December 31, 2004 and December 31, 2005 were DKK 0 and DKK10, respectively.

C.      INTERESTS OF EXPERTS AND COUNSEL,

        Not applicable because this is an Annual Report filed under the Exchange Act of 1934.

ITEM 8. FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18, "Financial Statements" and pages F-1 through F-43 of this report.

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

None

ITEM 9.  THE OFFER AND LISTING

A.      TITLE

        Our   ordinary   shares  are  not  traded  on  any  stock   exchange  or
over-the-counter market. However, our ADS are traded on the Nasdaq National Market under the symbol "EURO".

        On August 29, 2002, we implemented a one for six reverse ratio change in the number of ordinary shares represented by each ADS such that each new ADS issued subsequent to the ratio change will represent six ordinary shares (prior the ratio change, each ADS represented one ordinary share). Holders of our ADSs prior to the ratio change, each of which represents one ordinary share ("Old ADSs"), exchanged their Old ADSs for new ADSs, each of which represents six ordinary shares ("New ADSs"). On May 19, 2005 our shareholders approved a one for six reverse split of our ordinary shares such that six ordinary shares nominal value DKK 1,25 were combined into one ordinary share nominal value DKK 7,50 ("New Ordinary Shares"). Therefore, each ADS now represents one New Ordinary Share.

        On December, 31, 2005, there were 5,799,351 New ADSs issued and outstanding representing 5,799,351 ordinary shares. On June 1, 2006 there were 28,580,878 New ADSs issued and outstanding representing 28,580,878 ordinary shares.

        The following table sets forth, for the periods indicated, the range of high and low market prices per ADS as quoted on the Nasdaq SmallCap or National Market. The prices shown below (in US Dollars) are adjusted to reflect the 1 for 6 reverse ratio change in our ADSs, described above, and represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

                                       AMERICAN
                                      DEPOSITARY
                                        SHARES
                                        ------
                                    HIGH       LOW
                                    ----       ---

Year Ending December 31, 2001:    $28.500    $5.700

Year Ending December 31, 2002:      $8.52     $2.15

Year Ending December 31, 2003:      $5.02     $0.75

Year Ending December 31, 2004:

First Quarter                       $3.90     $2.21
Second Quarter                      $5.50     $3.36
Third Quarter                       $4.75     $4.06
Fourth Quarter                      $6.00     $4.40

Year Ending December 31, 2005:

First Quarter                       $6.00     $4.12
Second Quarter                      $6.51     $4.41
Third Quarter                       $6.97     $5.40
Fourth Quarter                     $12.01     $4.85

Month Ending:

June 2006 (as of June 12, 2006)    $16.52    $14.76
May 2006                           $18.45    $12.74
April 30, 2006                     $13.75    $12.50
March 31, 2006                     $13.65    $12.86
February 28, 2006                  $13.26    $10.11
January 31, 2006                   $11.86    $10.07
December 31, 2005                  $12.01    $6.590


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

        The following summary of certain United States federal and Danish tax matters is based on tax laws of the United States and Denmark as in effect on the date of this report and the current Income Tax Treaty between the United States and the Kingdom of Denmark (the "Treaty"), which is a generally effective as of January 1, 2001. We cannot assure you that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained in this report, Also, changes in United States and Danish law and the Treaty made after the date of this report could have retroactive effect.

        The following summary does not consider or discuss the tax laws of any country other than the United States or Denmark. This summary does not describe United States federal estate and gift tax considerations, or state, local or provincial tax considerations Furthermore, it does not address United States federal income tax or Danish tax considerations that apply to United States holders of our ordinary shares or ADSs who are also subject to taxing jurisdictions other than or in addition to the United States. Finally, it does not address all possible categories of United States holders, some of whom (such as financial institutions, trusts, estates, insurance companies, dealers in securities, certain retirement plans and tax exempt organizations) may be subject to special rules.

        THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS,. UNITED STATES HOLDERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, DANISH OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs.

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

        DANISH TAX CONSEQUENCES OF OWNERSHIP OF ORDINARY SHARES OR ADSS

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

        DANISH ESTATE AND GIFT TAXES.

        Generally, if a United States holder acquires or disposes of ordinary shares or ADSs by inheritance, legacy or gift, such holder will not be subject to Danish gift or inheritance taxes. If a United States holder should make a gift of ordinary shares or ADSs to any person resident in Denmark the gift can only be subject to Danish gift tax when forming part of the business property of a permanent establishment in Denmark. Other transfers of shares or ADS's shall be taxable only in the state in which the transfer or was domiciled at the time of his death or when making the gift according to the United States-Denmark Double Taxation Convention with respect to taxes on estates, inheritance and gifts.

F.      DIVIDENDS AND PAYING AGENTS

        Not required because this Form 20-F is filed as an Annual Report.

G.      STATEMENTS BY EXPERTS

        Not required because this Form 20-F is filed as an Annual Report.

H.      DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended and, to the extent required, we file periodic reports and other information with the Securities and Exchange Commission. These reports and information are available and may be copied at the public reference facilities listed below. We intend to give our shareholders annual reports containing audited financial statements and a report thereon from our independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information,

        Statements made in this annual report about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

        You can obtain a copy of the exhibits hereto and other information about us at the public reference facilities of the Securities and Exchange Commission located at:

                           Public Reference Room 1024
                                 Judiciary Plaza
                             450 Fifth Street, N,W,
                             Washington, D,C, 20549

        You may obtain information about the operation of the public reference facility by calling the Securities and Exchange Commission at (800) 732-0330.

        We will also provide our shareholders with proxy statements prepared according to Danish law, As a Danish company, we are exempt from the Exchange Act rules about the provision and content of proxy statements and about short-swing profit reporting and liability.

I.      SUBSIDIARY INFORMATION

        Not applicable

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        At December 31, 2005, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract, Throughout the year 2005 and specifically at December 31, 2005, we had no material foreign exchange contracts outstanding.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not required because this Form 20-F is filed as an Annual Report.

                                     PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.        CONTROLS AND PROCEDURES

        a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, EuroTrust's management, with the participation of the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of EuroTrust's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e)) as of the end of the fiscal year covered by this Annual Report (the "Evaluation Date"). Based upon that evaluation, the chief executive officer and the chief financial officer concluded that, as of the Evaluation Date, EuroTrust's disclosure controls and procedures are effective, providing them with material information relating to EuroTrust as required to be disclosed in the reports EuroTrust files or submits under the Exchange Act on a timely basis.

        b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, Not applicable for fiscal years ending before July 15, 2006.

        c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM, Not applicable for fiscal years ending before July 15, 2006.

        d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING, There were no changes in EuroTrust's internal controls over financial reporting, known to the chief executive officer or the chief financial officer, that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, EuroTrust's internal control over financial reporting.

ITEM 16.        RESERVED

ITEM 16 A       AUDIT COMMITTEE FINANCIAL EXPERT

     The Board has determined that, Mr., John Stuart, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of current and recently-adopted Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

ITEM 16 B       CODE OF ETHICS

     We have adopted a code of conduct that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors, This code of conduct is posted on our website at WWW.EUROTRUST.DK and is filed as Exhibit
11.1 to this report.

ITEM 16 C       PRINCIPAL ACCOUNTANT FEES AND SERVICES

        AUDIT FEES

        For the fiscal years ended 2004 and 2005, our principal accounting firm, Gregory & Eldredge, LLC, billed aggregate fees of approximately $102,772 and $102,555 respectively for the audit of our 2004 and 2005 financial statements.

        AUDIT-RELATED FEES

        None

        TAX FEES

        None

        ALL OTHER FEES

        None

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

ITEM 16D        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E       PURCHASES  OF EQUITY  SECURITIES  BY THE ISSUER  AND  AFFILIATED
PURCHASERS

NOT APPLICABLE

                                    PART III

ITEM 17.        FINANCIAL STATEMENTS

        See Item 18, below.

ITEM 18.        FINANCIAL STATEMENTS

        See  the  Company's   Consolidated   Financial  Statements,   which  are
incorporated herein by reference and set forth on pages F-1 through F-43.

ITEM 19,         EXHIBITS

    1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

    1.2     Rules of Procedures of the Registrant, as amended (2)

    2.1     Employee and Director Subscription Option Plan (4)

    4.5 Form of Employment Agreement between the Registrant and Aldo Petersen, effective as of January 1, 2005 (4)

    4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005 (4)

    8.1     List of the Subsidiaries of the Registrant *

    11.1    Code of Ethics (3)

    12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a),*

    12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a),*

    13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350,*

    13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) 2 and 18 U,S,C, Section 1350,*

-----------
* Included herewith,

(1) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 27, 2002, and incorporated by reference herein.

(2) Filed as an exhibit to the Company's original filing of the Registration Statement on Form F-1 (File No, 333-7092), filed on June 20, 1997, and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on September 23, 2003, and incorporated by reference herein.

(4) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 3, 2005, and incorporated by reference herein.

                                   SIGNATURES

        Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Soborg, Denmark.

                                        EUROTRUST A/S



Dated:  June 23, 2006                   By:  /s/ Bo Kristensen
                                           ------------------------------------
                                             Bo Kristensen
                                             Chief Executive Officer
                                             (Principal Executive Officer)

Dated:  June 23, 2006                   By:  /s/ Soren Degn
                                           ------------------------------------
                                             Soren Degn
                                             Chief Financial Officer
                                             (Principal Financial and Accounting
                                             Officer)

                         EUROTRUST A/S AND SUBSIDIARIES
                        Formerly known as Euro909.com A/S


                                INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ...................  F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 ..............  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 2003, 2004 and 2005 ........................................  F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
  December 31, 2003, 2004 and 2005 ........................................  F-6
Consolidated Statements of Comprehensive Income (Loss)
  for the Years Ended December 31, 2003, 2004 and 2005.....................  F-7
Consolidated Statements of Cash Flows for the Years Ended December 31,
  2003, 2004 and 2005 .....................................................  F-8
Notes to Consolidated Financial Statements ................................  F-9

                   [GRAPHIC OMITTED]
                      4631 SO. SYCAMORE DR. o SALT LAKE CITY, UTAH 84117
                      (801) 277-2763 PHONE o (801) 277-6509

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
EuroTrust A/S AND SUBSIDIARIES

        We have audited the accompanying consolidated balance sheets of EuroTrust A/S and Subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2003, 2004 and 2005. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company was not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S and Subsidiaries at December 31, 2004 and 2005 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Gregory & Associates, LLC.

March 10, 2006, except for Note 24
  as to which the Date is June 2, 2006
Salt Lake City, Utah

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                              DECEMBER 31,
                                                              ------------
                                                        2004      2005     2005
                                                      -------   -------   ------
                                                         DKK       DKK      USD
ASSETS
Current assets:
   Cash and cash equivalents                            6,750    12,315    1,947
   Restricted cash                                      5,352        --       --
   Debt securities, available for sale                     --    12,155    1,922
   Accounts receivable trade, net of
     allowances for doubtful accounts of DKK
     592 in 2004 and DKK 43 in 2005                    16,521    15,848    2,506
   Notes receivable, current                            2,200     2,200      348
   Broadcasting programming rights, current             2,928     2,893      458
   Prepaid expenses and deposits                        2,002     1,865      295
   Other receivables                                    1,423     1,747      276
   Current assets of discontinued operations            2,570        --       --
                                                      -------   -------   ------
Total current assets                                   39,746    49,023    7,752

   Marketable securities - available for sale             197        --       --
   Notes receivable, net of current portion             8,800     7,150    1,131
   Broadcasting programming rights, net of
   current portion                                      2,898        --       --
   Rent and other long term deposits                    3,250     2,325      368
   Other receivables, long term                           524        --       --
   Equity method investment in Mediehuset
   Danmark ApS                                          1,638     2,099      332
   Property, plant and equipment, net                  92,554    67,122   10,613
   Goodwill                                            24,561    24,561    3,884
   Deferred tax assets                                  3,972     8,611    1,361
   Long term assets of discontinued operations            108        64       10
                                                      -------   -------   ------

Total assets                                          178,248   160,955   25,451
                                                      =======   =======   ======

        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these cons olidated financial statements.

                                                              DECEMBER 31,
                                                              ------------
                                                        2004      2005     2005
                                                      -------   -------   ------
                                                         DKK       DKK      USD
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Secure Line of Credit                            8,417     11,323      1,790
   Bank loan, current                                 741        802        127
   Lease obligations, current                       1,244      1,790        283
   Accounts payable                                22,402     11,293      1,785
   Accrued expenses                                11,681      9,855      1,558
   Equipment purchase obligation, current          12,152      8,802      1,392
   Liabilities of discontinued operations           2,556         --         --
                                                 --------   --------   --------
Total current liabilities                          59,193     43,865      6,935

Long term liabilities:
   Equipment purchase obligation, net of
     current portion                                9,749         --         --
   Bank loan, net of current portion                3,099      2,829        447
   Lease obligations, long term                     4,585      4,969        786
                                                 --------   --------   --------
Total long term liabilities                        17,433      7,798      1,233
                                                 --------   --------   --------

Minority interest in subsidiaries                      56         75         12
                                                 --------   --------   --------

Shareholders' equity:
   Common shares - par value DKK 7,50,
     7,991,000 and 37,492,898 authorized,
     5,108,267 and 5,826,232 issued at
     December 31, 2004 and 2005                    38,312     43,697      6,910
   Additional paid-in capital                     519,844    531,438     84,034
   Accumulated deficit                           (457,386)  (465,310)   (73,577)
   Cumulative other comprehensive income              796       (608)       (96)
                                                 --------   --------   --------
Total Shareholders' equity                        101,566    109,217     17,271
                                                 --------   --------   --------

Total liabilities and Shareholders' equity        178,248    160,955     25,451
                                                 ========   ========   ========

        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these consolidated financial statements.

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                               YEARS ENDED DECEMBER 31,
                                                                        2003       2004       2005       2005
                                                                      --------   --------   --------   --------
                                                                         DKK        DKK        DKK        USD
Net revenue                                                            109,822     91,036     94,652     14,967

Operating expenses:
   Cost of revenue, exclusive of depreciation shown separately below    65,818     60,349     68,806     10,880
   Selling and marketing                                                16,421     17,727     17,149      2,712
   Selling and marketing - related parties                               1,074         --         --         --
   General and administrative                                           26,463     20,581     20,755      3,282
   General and administrative - related parties                            418        962         --         --
   Depreciation                                                          6,075     10,226     11,695      1,849
   Goodwill impairment                                                      --        914         --         --
                                                                      --------   --------   --------   --------
   Total operating expenses                                            116,269    110,759    118,405     18,723
                                                                      --------   --------   --------   --------

Operating (loss)                                                        (6,447)   (19,723)   (23,753)    (3,756)

Other income (expenses)
   Interest income                                                         214        284      1,391        220
   Interest expense                                                     (1,610)    (1,203)    (1,506)      (238)
   Foreign exchange  gain (loss), net                                   (1,847)      (762)       696        110
   Gains from sales of businesses/divestitures                              --      8,102      8,497      1,344
   Write-down of long term investments & marketable securities            (196)   (14,942)        --         --
   Equity in earnings of Mediehuset Danmark ApS                              0        138        461         73
   Other (expenses) income, net                                            693     (1,442)      (150)       (24)
                                                                      --------   --------   --------   --------

(Loss) before income taxes and minority interest                        (9,193)   (29,548)   (14,364)    (2,271)

   Income tax benefit                                                    1,491      3,105      4,401        696
   Minority interest in net income (loss) of subsidiaries                 (257)       192        (19)        (3)
                                                                      --------   --------   --------   --------

(Loss) from continuing operations                                       (7,959)   (26,251)    (9,982)    (1,578)


Gain (loss) from operations of discontinued internet
segment components net of tax 0 in 2003, 2004, 2005                     (8,420)     1,090         --         --
Gain from disposal of discontinued internet segment
components net of tax, 0 in 2003, 2004 and 2005                         10,049     83,615      2,058        326
                                                                      --------   --------   --------   --------

NET (LOSS) INCOME                                                       (6,330)    58,454     (7,924)    (1,252)

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE

(Loss)  from continuing operations                                       (1.70)     (5.31)     (1.82)     (0.29)
                                                                      ========   ========   ========   ========

(Loss) Gain from operations of discontinued components                   (1.80)      0.22        N/A        N/A
                                                                      ========   ========   ========   ========

Income from discontinued operations                                       2.15      16.90       0.38       0.06
                                                                      ========   ========   ========   ========

Net (loss) income                                                        (1.35)     11.82      (1.45)     (0.23)
                                                                      ========   ========   ========   ========

                                  EUROTRUST A/S
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                               YEARS ENDED DECEMBER 31,
                                                                        2003       2004       2005       2005
                                                                      --------   --------   --------   --------
                                                                         DKK        DKK        DKK        USD
Weighted average common shares outstanding (in thousands)                4,671      4,947      5,478      5,478
                                                                      ========   ========   ========   ========

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES

(Loss) from continuing operations                                        (1.70)     (4.98)     (1.82)     (0.29)
                                                                      ========   ========   ========   ========

(Loss) Gain from operations of discontinued components                   (1.80)      0.21        N/A        N/A
                                                                      ========   ========   ========   ========

Income from discontinued operations                                       2.15      15.88       0.38       0.06
                                                                      ========   ========   ========   ========

Net (loss) income                                                        (1.35)     11.10      (1.45)     (0.23)
                                                                      ========   ========   ========   ========

Weighted average common shares outstanding, assuming dilution
  (in thousands)                                                         4,671      5,266      5,478      5,478
                                                                      ========   ========   ========   ========

        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                              COMMON    ADDITIONAL                 OTHER COM-
                                              SHARES      PAID-IN     ACCUMULATED  PREHENSIVE   TREASURY
                                              AMOUNT      CAPITAL       DEFICIT      INCOME      STOCK        TOTAL
                                             --------   ----------    -----------   ---------   --------    --------
                                                DKK         DKK           DKK          DKK         DKK         DKK
BALANCE AT DECEMBER 31, 2002                   34,006     532,280      (509,510)        (556)    (11,978)     44,242

Issuance of 4,550 common shares for cash
    through exercise of stock options           5,687         605            --           --          --       6,292
Sale of treasury stock                             --      (6,845)           --           --       7,933       1,088
Currency translation adjustments                   --          --            --          921          --         921
Unrealized loss on marketable securities           --          --            --          147          --         147
Net loss                                           --          --        (6,330)          --          --      (6,330)
                                            ---------  ----------   ------------     --------      -----  ----------

BALANCE AT DECEMBER 31, 2003                   39,693     526,040      (515,840)         512      (4,045)     46,360

Issuance of 2,072 common shares for cash
    through exercise of stock options           2,588         473            --           --          --       3,061
Currency translation adjustments                   --          --            --         (110)         --        (110)
Other than temporary losses on
    marketable securities                          --          --            --          394          --         394
Purchase of 3,648,720 common shares into
    treasury at cost                               --          --            --           --     (10,826)    (10,826)
Sale of 900,000 shares of treasury stock          319       3,829         4,148
Compensation for the issuance of 150,000
    warrants to purchase common stock at
    DKK 3,96 per ordinary share                    --          85            --           --          --          85
Cancellation of common shares held in
    treasury at cost                           (3,969)     (7,073)           --           --      11,042          --
Net income                                         --          --        58,454           --          --      58,454
                                            ---------  ----------   ------------     --------      -----  ----------

BALANCE AT DECEMBER 31, 2004                   38,312     519,844      (457,386)         796          --     101,566

Issuance of 717.964 common shares for cash
    through exercise of stock options           5,385      11,480            --           --          --      16,865
Compensation for the issuance of 25,000
    warrants to purchase common stock at
    DKK 5,50 per ordinary share                    --         114            --           --          --         114
Currency translation adjustments                   --          --            --         (796)         --        (796)
Unrealized loss on marketable securities           --          --            --         (608)         --        (608)
Net loss                                           --          --        (7,924)          --          --      (7,924)
                                            ---------  ----------   ------------     --------      -----  ----------
BALANCE AT DECEMBER 31, 2005                   43,697     531,438      (465,310)        (608)         --     109,217

BALANCE AT DECEMBER 31, 2005                USD$6,909  USD$84,034   USD$(73,577)     USD$(96)      USD$0  USD$17,270

        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                YEARS ENDED DECEMBER 31,
                                           2003      2004      2005      2005
                                          -------   -------   -------   -------
                                            DKK       DKK       DKK       USD


Net income (loss)                          (6.330)   58.454    (7.924)   (1.252)

Currency translation adjustment, net of
taxes of DKK 0 in 2003, 2004 and 2005         921      (110)     (796)     (126)

Unrealized investment gains (losses), net
of taxes of DKK 0 in 2003, 2004 and 2005      147       394      (608)      (96)
                                          -------   -------   -------   -------

Comprehensive net income (loss)            (5.262)   58.738    (9.328)   (1.474)
                                          =======   =======   =======   =======


        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                 YEARS ENDED DECEMBER 31,
                                                                            2003       2004       2005       2005
                                                                           -------    -------    -------    -------
                                                                             DKK        DKK        DKK        USD
Cash flows from operating activities:

Net (loss)  from continuing operations                                      (7,959)   (26,251)    (9,982)    (1,578)
Adjustments to reconcile net loss  to cash used in operating activities:
    Depreciation, amortization and write down                                6,075     11,140     11,695      1,849
    Non-cash compensation expense options and warrants                      (2,287)        85        114         18
    (Gain) on sale business                                                     --     (8,102)    (8,497)    (1,344)
    (Gain)/loss on sale of fixed assets                                     (1,703)       169        172         27
    Provision for doubtful accounts                                           (699)      (720)      (107)        (7)
    Loss on investments/marketable securities                                  197     14,943         --         --
    Deferred taxes                                                          (1,677)    (1,589)    (4,401)      (696)
    Minority interest                                                          257       (127)        19          3
    (Gain) on equity method investments                                         --       (138)      (461)       (73)
    Non-cash issuance of common shares from treasury                         1,088         --         --         --
    Changes in operating assets and liabilities:
        Accounts receivable                                                 (5,156)     8,697        780        113
        Broadcasting programming rights                                      3,804     (3,186)     2,932        464
        Inventories and other assets                                           934       (149)       925        146
        Prepaid expenses                                                     2,270     (3,427)       138         22
        Income tax payable                                                  (1,202)       (61)        --         --
        Other receivables                                                    4,337        574        200         32
        Accounts payable                                                     7,225        316    (13,731)    (2.171)
        Accounts payable, related parties                                  (12,356)      (477)        --         --
        Accrued expenses                                                    (3,094)    (6,857)    (1,826)      (289)
        Deferred revenue                                                     1,018      3,298         --         --
                                                                           -------    -------    -------    -------
    Cash used in operating activities:                                      (8,928)   (11,862)   (22,030)    (3,484)
    Cash used in discontinued operations:                                  (10,310)     1,206         58          9
                                                                           -------    -------    -------    -------
                                                                           (19,238)   (10,656)   (21,972)    (3.475)
                                                                           =======    =======    =======    =======
Cash flows from investing activities:

    (Purchase of investments) proceeds from sales of investments               216    (11,948)       197         31
    Acquisition of businesses, net of cash acquired                         (1,500)   (13,086)        --         --
    Proceeds from sale of business, net of cash disposed of                  1,986     61,730     10,555      1,677
    Proceeds from notes receivables                                             --         --      1,650        261
    Purchase of bonds                                                           --         --    (13,000)    (2,056)
    Purchase of fixed assets                                               (14,773)   (31,220)   (15,972)    (2,534)
    Proceeds from sales of fixed assets                                      1,448        561     19,989      3,161
                                                                           -------    -------    -------    -------
    Cash (used in) provided by investing activities:                       (12,623)     6,037      3,419        540
                                                                           =======    =======    =======    =======

Cash flows from financing activities:

    Net change in short and long-term borrowings                              (809)    12,257      2,697        426
    Purchase of treasury stock                                                  --    (10,826)        --         --
    Lease payments                                                          (2,852)    (1,172)        --         --
    Net change in restricted cash                                               --     (5,352)     5,352        846
    Proceeds from issuance of common sharesand treasury shares               6,292      7,209     16,865      2,667
                                                                           -------    -------    -------    -------
    Cash provided by  financing activities:                                  2,631      2,116     24,914      3,939
                                                                           =======    =======    =======    =======

Effect of currency exchange rate changes on cash and cash equivalents          921       (110)      (796)      (126)
                                                                           -------    -------    -------    -------
Net increase (decrease) in cash and cash equivalents                       (28,309)    (2,613)     5,565        878

Cash and cash equivalents, beginning of period                              37,672      9,363      6,750      1,069
                                                                           -------    -------    -------    -------
Cash and cash equivalents, end of period                                     9,363      6,750     12,315      1,947
                                                                           =======    =======    =======    =======
Cash paid for interest                                                      (1,714)    (1,240)    (1,508)      (238)
                                                                           =======    =======    =======    =======
Cash paid for taxes                                                          1,373         --         --         --
                                                                           =======    =======    =======    =======

        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

        EuroTrust A/S and its subsidiaries (the "Company") engaged in providing production and broadcasting services and operated the Danish cable channel DK4,through June 2, 2006. The Company previously provided Internet security products and services in Scandinavia; these operations were sold during 2003 and 2004.

        On June 2, 2006, the Company effectively discontinued its' production and broadcasting operations through the sale of all the issued and outstanding shares of Euro-Vision A/S (See Note 24).

        On April 17, 2006, the Company was acquired by Aktiv Gruppen Holdings A/S and subsidiaries which owns, acquires, and develops real estate in Denmark and Norway. Aktiv Gruppen Holdings A/S further owns and operates wind energy turbines primarily located in Germany. The acquisition was accounted for as a reverse merger or recapitalization of Aktiv Gruppen Holdings A/S, wherein Aktiv Gruppen Holdings A/S became a 100% owned subsidiary of EuroTrust A/S. Therefore, the pre-acquisition financial statements of Aktiv Gruppen Holding A/S will be treated as the historical financial statements of the combined companies. The historical accumulated deficit through the date of acquistion of EuroTrust A/S will be reclassified against additional paid in capital. The results of operations of EuroTrust will only be included in subsequent financial results from the date of acquisition. In addition, EuroTrust's changed its fiscal year end from December 31, to June 30, which is the fiscal year end of Aktiv Gruppen Holdings A/S (See Note 24).

        The Company operated in two reportable service-based segments from 2002 through 2004: The Production and Broadcasting Segment and the Internet Security Product and Services Segment.

Production and Broadcasting Segment
-----------------------------------

        The Company's Production and Broadcasting Segment consisted of the Danish Cable Channel DK4, and one of the largest media production companies in Scandinavia with a special focus on sports programming. The Company's media division also offered educational courses in television production.

Internet Security Product and Service Segment
---------------------------------------------

        At December 31, 2005, the Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up components in 2004.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

        The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at December 31, 2005:

                                    COUNTRY OF                INTEREST
  SUBSIDIARY                      INCORPORATION               OWNERSHIP
  ----------                      -------------               ---------

  Europe-Visions A/S                 Denmark          100.0% (Sold June 2, 2006)

        On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions A/S. The minority interests' proportionate share of income or loss of Europe-Visions A/S is included in the consolidated statement of operations through December 31, 2003.

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

        Other   significant    operating    subsidiaries    consolidated   under
Europe-Visions A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at December 31, 2005 are as follows:

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

        On July 1, 2004, the Company distributed a 49% interest of Publishing & Management ApS to current management. The minority interests' proportionate share of income or loss of Publishing & Management ApS is included in the consolidated statement of operations from July 1, 2004.

        On April 1, 2004 the Company merged TV Facilities A/S into Prime Vision A/S. The merger had no effect on the accompanying financial statements.

        On June 25, 2004 the Company formed Formedia A/S as a wholly owned subsidiary of Europe-Visions A/S.

        At December 31, 2005 and 2004, the Company holds a 25% interest in Mediehuset Danmark ApS; the investment is accounted for under the equity method of accounting.

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

INFORMATION EXPRESSED IN US DOLLARS

        Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 6.3241 DKK to one US Dollar, the approximate exchange rate at December 31, 2005. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

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

RESTRICTED CASH

        Restricted cash as of December 31, 2004, included an escrow account with respect to the secure communications, on-site solutions, and payment platforms to website owners, commercial enterprises and electronic commerce service providers business (PKI) that was sold in April 2004. As of December 2005 the total balance of restricted cash was fully received.

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

LONG-TERM INVESTMENTS

        Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost or equity method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

TRADE ACCOUNTS RECEIVABLE

        Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

        The following includes the changes in the allowance for doubtful accounts for the years ended December 31, 2003 to December 31, 2005:

Allowance for doubtful accounts:            Amounts
                                            charged
                                          credited) to
                              Balance at    Operating                Balance at
                              January 1     Expenses    Write-offs   December 31
                              ----------                             -----------
Year ended December 31, 2003     4,629       ( 699)       (1,691)       2,239
Year ended December 31, 2004     2,239       ( 720)        (927)         592
Year ended December 31, 2005      592        ( 107)        (442)         43

NOTES RECEIVABLE

        Notes receivable were recorded as a result of the sale of Virus 112 and totaled DKK 11,000 and 9,350 at December 31, 2004 and 2005, respectively. Interest of 6% per annum is recorded and receivable on a quarterly basis beginning December 31, 2004. Principal payments of DKK 550 are payable quarterly beginning March 31, 2005 through December 31, 2009. No allowance for doubtful accounts has been recorded on the notes as they are deemed collectable. The Company's policy for putting the loan on non-accrual status and to record an allowance for doubtful accounts is based upon management's best estimate of amount of probable losses resulting from the purchaser inability to make required payments.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

PROPERTY, PLANT AND EQUIPMENT

        Buildings, production and technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land was carried at cost and is not depreciated.

        Buildings were depreciated on a straight-line basis over 50 years. Production and technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

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

        Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The depreciable basis of assets that are impaired and continue in use is their respective fair values

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

REVENUE RECOGNITION

        The Company derived revenues from two primary categories: (i) Broadcasting, which includes cable and digital television subscriber income and program production income; and (ii) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services (through April 1, 2004), virus surveillance and detection services (through September 30, 2004), and royalty relating to remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

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

        THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees are due within one year or less. Should there be arrangements with payment terms that extend beyond customary payment terms, the fees then are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and realizable.

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

        Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that are not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

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

ADVERTISING COSTS

        Advertising costs are expensed as incurred. Advertising expenses totaled DKK 3.9 million, DKK 5.0 million and DKK 3.2 million in 2003, 2004 and 2005, respectively.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

STOCK OPTIONS

        At December 31, 2005, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

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

                                                 2003        2004        2005
                                               --------    --------    --------

Reported net income (loss)                       (6,330)     58,454      (7,924)
Reported stock-based compensation expense            --          --          --
Pro forma stock-based compensation expense       (8,027)     (6,982)    (18,395)
                                               --------    --------    --------
Pro forma net income (loss)                     (14,357)     51,472     (26,319)


Reported basic income (loss) per share            (1.35)      11.82       (1.45)
Reported diluted income (loss) per share          (1.35)      11.10       (1.45)

Pro forma basic income (loss) per share           (3.07)      10.40       (4.80)
Pro forma diluted income (loss) per share         (3.07)       9.77       (4.80)

        The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                       2003      2004      2005
                                                      ------    ------    ------
Risk free interest rate                               3.62%     3.47%     3.00%
Dividend yield                                          0%        0%        0%
ADR's Annual volatility of the expected market price   1.58      1.60      1.10
Expected life of the options                           4.90      4.47      9.32

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

CONCENTRATION OF CREDIT RISK

        Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 (in thousands) per account.

The company has one large customer in the broadcasting segment which alone accounts for 25% of the company's consolidated revenue for 2003, respectively. The company has two large customers in the broadcasting segment which accounts for 32% and 16%, respectively of the company's consolidated revenue for 2004 and accounts for 32% and 30%, respectively of the company's consolidated revenue for 2005. These two customers account for approximately 21% and 20% of our outstanding receivables at December 31, 2005.

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

STOCK SPLIT

        On May 19, 2005, and reflected in the accompanying consolidated financial statements, the Company effected a 1 for 6 reverse stock split of it's common shares wherein in lieu of issuing a fraction of a new share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each common share of the Company from DKK 1.25 to DKK 7.50.

RECLASSIFICATIONS

        Certain balances in the financial statements for December 31, 2003 and 2004 have been reclassified to conform to the headings and classifications used in the December 31, 2005 consolidated financial statements.

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

        SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal year that begins after June 30, 2005. Accordingly, The Company will adopt SFAS No. 123(R) during the first quarter of fiscal 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

        In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, "Exchanges of Non-monetary Assets." This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

        The Emerging Issues Task Force ("EITF") Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus is effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

        In May 2005, the FASB issued FASB 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        On September 28, 2005, the FASB ratified the following consensus reached in EITF Issue 05-8 ("Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature"): a) The issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes. b) The resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled. c) Recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. This consensus is effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, "Application of Issue No. 98-5 to Certain Convertible Debt Instruments" (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

        The Emerging Issues Task Force ("EITF") reached a tentative conclusion on EITF Issue No. 05-1, "Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer's Exercise of a Call Option" that no gain or loss should be recognized upon the conversion of an instrument that becomes convertible as a result of an issuer's exercise of a call option pursuant to the original terms of the instrument. The application of this pronouncement is not expected to have an impact on the Company's consolidated financial statements.

        In June 2005, the FASB ratified EITF Issue No. 05-2, "The Meaning of 'Conventional Convertible Debt Instrument' in EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'" ("EITF No. 05-2"), which addresses when a convertible debt instrument should be considered 'conventional' for the purpose of applying the guidance in EITF No. 00-19. EITF No. 05-2 also retained the exemption under EITF No. 00-19. EITF No. 05-2 is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. The Company has applied the requirements of EITF No. 05-2 since the required implementation date. The adoption of this pronouncement did not have an impact on the Company's consolidated financial statements.

        EITF Issue No. 05-4 "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'" ("EITF No. 05-4") addresses financial instruments, such as stock purchase warrants, which are accounted for under EITF 00-19 that may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause. The consensus of EITF No. 05-4 has not been finalized. The Company does not believe the adoption of this pronouncement will have an impact on the Company's consolidated financial statements.

        In September 2005, the FASB ratified EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF No. 05-7"), which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt. EITF No. 05-7 is effective for the first interim or annual reporting period beginning after December 15, 2005. The Company does not believe the adoption of this pronouncement will have an impact on the Company's consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

2.      INVESTMENT SECURITIES

        The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                       GROSS
                                                    UNREALIZED        FAIR
                                        COST          LOSSES         VALUE
                                        ----          ------         -----
   December 31, 2004:

   Shares in Land and Leisure A/S            698          (501)           197
                                    -------------   ------------   -----------
   Total                                     698          (501)           197
                                    -------------   ------------   -----------


        In 2004, the Company recognized a DKK 501 other than temporary loss on available-for-sale marketable securities. During 2005, the Company sold all the remaining shares in Land and Leisure A/S and recorded a gain of DKK 41.

3.      EQUITY METHOD INVESTMENTS IN UNCONSOLIDATED COMPANIES

        The following is a summary of equity method investments (in DKK)

                                                          DECEMBER 31,
                                                       2004           2005
                                                 -------------------------------
         Mediehuset Danmark ApS                       1,638          2,099
                                                 -------------------------------

        MEDIEHUSET DANMARK ApS

        In 2003, as part of a severance agreement with our former COO, Brain Mertz Pedersen, the Company invested 1.5 million DKK for a 25% ownership of Mediahuset Danmark ApS. At the date of purchase the purchase price exceeded 25% of the net equity of Mediahuset Danmark ApS by DKK 998. The Company's Equity in earnings of Mediahuset Danmark ApS for the year ended September 30, 2005 and 2004 was DKK 461 and DKK138, respectively.

        EXCELSA SA s.r.l.

        During the second half of 2004, the Company acquired an additional 139,322 (not in thousands) ordinary shares of Excelsa S.P.A. for a total cash amount of DKK 11,948 or Euro 1,659. Subsequent to year ended December 31, 2004, Eurotrust discovered that Excelsa SA had overstated their 2004 and 2003 results. EuroTrust, MSGI and one other significant shareholder entered into negotiations with Excelsa to attempt to remediate the damages. As a result of overstatement and uncertainty of Excelsa's ability to continue as a going concern, management recorded an impairment charge of DKK 14,442 during 2004.

        TRUST ITALIA S.p.A.

        On September 1, 2004, the Company sold its approximately 16% interest in Trust Italia S.p.A. to Excelsa SA for a total consideration of DKK 7,436 or Euros 1,000. The investment had previously been written down to zero at December 31, 2002 based on an impairment test.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

4.      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment include the following (in DKK):

                                                            DECEMBER 31,
                                                            ------------
                                      Estimated         2004            2005
                                        Life          --------        --------
Land                                     N/A             1,929              --

Building                              50 years          27,321              --
Production & Technical equipment    3 to 10 years       83,324          88,723
Furniture and fixtures              3 to 5 years         1,920           2,701
Automobiles                            5 years           4,617           4,398
Leasehold improvements              3 to 10 years        3,748           3,820
                                                      --------        --------
                                                       122,859          99,642
Less accumulated depreciation
and amortization                                       (30,305)        (32,520)
                                                      --------        --------

Net property, plant and equipment                       92,554          67,122
                                                      ========        ========

Depreciation expense                                    10,604          11,695

        The net book value of assets on capital lease arrangements included in property, plant and equipment total DKK 5,829 and DKK 6,801 at December 31, 2004 and 2005, respectively.

        On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in Soborg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash less broker expenses.

        At December 31, 2005, certain of the Company's equipment was held as collateral on current and long term financing (See Note 9 & 10).

5.      GOODWILL

        Goodwill relating to the purchase of the Company's Broadcast Media segment consisted of the following (in DKK):

                                                          DECEMBER 31,
                                                      2004           2005
                                                    -------         ------
BALANCE AT THE BEGINNING OF THE YEAR                 23,941         24,561

CHANGES:

             Additions                                1,585             --
             Disposals                                   --             --
             Impairment                                (965)            --

                                                    -------         ------
BALANCE AT THE END OF THE YEAR                       24,561         24,561
                                                    -------         ------

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

        During the fourth quarter of 2004 and 2005, the Company performed the annual impairment test and recorded an impairment charge of DKK 965 and DKK 0, respectively.

        Fair value was estimated for each reporting unit, within EuroTrust, using the expected present value of discounted future cash flows the unit is expected to generate over its remaining life. When making these estimates, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. The discount rates used ranged from 11 to 14 percent and the terminal values were estimated based on terminal growth rates of two percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

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

DISCONTINUED OPERATIONS

        During 2005, 2004 and 2003, the company elected to divest the operations of the internet services segment. The divestitures were completed during 2005, 2004 and 2003 with the operations of InAphone A/S, EuroTrust Virus 112 A/S, EuroTrust PKI Services A/S, EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS being reclassified in the accompanying statement of operations to discontinued operations as the Company will not have any continuing involvements in the components or cash flows from their operations. Revenues of the discontinued components for the years ended December 31, 2003, 2004 and 2005 were DKK 56,589, DKK 21,075, and DKK 0. The pretax income or (loss) from the operations of the discontinued components was DKK (18,420), DKK 1,090, and DKK 0 for, 2003, 2004, and 2005 respectively. The gain on disposal of the discontinued components was DKK 10,049 and DKK 83,615 and DKK 2,058 for, 2003, 2004, and 2005 respectively.

DIVESTITURES DURING 2005

        On January 1, 2005, the Company sold InAphone A/S as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004. At the time of sale, the sale resulted in no gain or loss. The operating results of InAphone A/S have been classified as discontinued operations in the accompanying financial statements. However, during December of 2005, the Company recorded a gain on disposal of discontinued operations of DKK 2,058 resulting from the collection of inter-company loans the Company had made to InAphone A/S, while a 60% owned subsidiary, which had previously been eliminated in consolidation.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

        In connection with the sale Comendo agreed to lease certain office space and equipment from the Company. The company collected DKK 237 in lease payments during 2005, prior to selling the building in April 2005.

        The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to Comendo:

                                                              SEPTEMBER 30, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)

Proceeds from sale of Virus112 A/S assets:

     Cash received (October 1, 2004)                                      4,000
     Notes receivable                                                    11,000
                                                             ------------------
                                                                         15,000
                                                             ==================

Assets and liabilities divested in sale of EuroTrust PKI assets:

     Current assets                                                       3,190
                                                             ------------------
          Total assets divested                                           3,190
                                                             ------------------
     Current deferred revenue                                           (10,868)
                                                             ------------------
          Total liabilities divested                                    (10,868)
                                                             ------------------
          Net liabilities divested                                       (7,678)
                                                             ==================
     Write-down of related property and equipment                         1,741
                                                             ==================
     Related cost of divestiture                                          1,200
                                                             ==================
Gain on sale of business                                                 19,737
                                                             ==================

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

        In connection with the sale VeriSign agreed to lease certain office space and equipment from the Company. The Company collected DKK 179 during 2005 in lease payments prior to selling the building in April 2005. The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:

                                                               APRIL 1, 2004
                                                           ---------------------
                                                             (IN THOUSANDS DKK)
Proceeds from sale of EuroTrust PKI assets:

     Cash received                                                       46,312
     Cash held in escrow                                                  5,959
                                                           ---------------------
                                                                         52,271
                                                           =====================

Assets and liabilities divested in sale of EuroTrust PKI assets:

     Current assets                                                       8,888
                                                           ---------------------
          Total assets divested                                           8,888
                                                           ---------------------
     Current deferred revenue                                           (29,620)
                                                           ---------------------
          Total liabilities divested                                    (29,620)
                                                           ---------------------
          Net liabilities divested                                      (20,732)
                                                           =====================
     Write-down of related property and equipment                         9,367
                                                           =====================
     Legal and related cost of divestiture                                  574
Gain on sale of business                                                 63,062
                                                           =====================

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

        Secure Hosting A/S

        In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a three-year royalty agreement on future sales generated from our transferred customer base and thus has not been classified as a discontinued operation. The agreement includes a minimum royalty of DKK 7,100 over a three-year period. During 2004 and 2005, the Company received royalty payments of DKK 1,435 and 2,459, respectively, which have been included in the gain from sales of divestitures line item on the consolidated statements of operations.

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

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

        The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of December 31, 2004 and 2005, because of the short term maturities of those instruments.

ACCOUNTS RECEIVABLE, RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER RECEIVABLES

        The carrying amounts of accounts receivable, receivables from related parties, VAT receivable and other receivables approximate their fair value as of December 31, 2004 and 2005 because of the expected short term collection of those instruments.

NOTES RECEIVABLE

        The carrying amount of notes receivable approximates their fair value as of December 31, 2004 and 2005 because the interest rates approximate the rate of similar instruments as of December 31, 2005.

Marketable securities

        The fair values of investment securities are estimated based on quoted market prices as of December 31, 2004 and 2005 and are stated at fair value.

LONG TERM INVESTMENTS

        For long-term other investments for which there are no quoted market prices, a reasonable estimate of fair value as of December 31, 2004 and 2005 is based on a review of the assumptions underlying the operating performance of the privately held companies.

LINE OF CREDIT AND LONG- TERM DEBT

        The fair values of the Company's line of credit and long-term debt as of December 31, 2004 and 2005 approximate recorded values as of December 31, 2004, based on similar current rates offered to the Company for debt of the same remaining maturities.

ACCOUNT PAYABLE AND ACCOUNTS PAYABLE, RELATED PARTIES

        The carrying amount of accounts payable and accounts payable -related party approximates fair value as of December 31, 2004 and 2005, because of the short term maturity of those instruments.

LEASE OBLIGATIONS

        The fair value of the Company's lease obligations is estimated by discounting the future cash flows at rates currently offered to the Company for debt of comparable maturities by the Company's bankers and is similar to recorded amounts as of December 31, 2005.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

9.      SHORT-TERM BORROWING AND LINE-OF-CREDIT

        Short-term borrowing from a Danish bank is due on demand and consists of the following (in DKK):

                                                           DECEMBER 31,
                                                      -----------------------
                                                         2004         2005
                                                      ----------  -----------
Forstaedernes Bank                                       8,417       11,323
                                                      ==========  ===========

        At December 31, 2004 the Company also has secured lines-of-credit with Danish banks up to DKK 11.3 million. Interest rates fluctuate with the market rates of the major banks. The weighted average interest rates as of December 31, 2004 and 2005 were 5.5% and 6.0%, respectively. The Company has pledged bonds held in Dexia Dannervirke of nominal value of 13.0 million, with a current market value or 12.2 million, as collateral for the borrowings.

10.     BANK LOANS

        Bank loans consist of the following (in DKK):

                                                              DECEMBER 31,
                                                         -----------------------
                                                            2004         2005
--------------------------------------------------------------------------------
Forstaedernes Bank 5.5% note payable, due September
2009, payable in monthly installments of DKK 77,
with vehicles and broadcasting equipment valued at
DKK 4,150 pledged as collateral                                  --      3,111

Variable rate note payable, interest at CIBOR 3.75 at
December 31, 2005, payable in monthly installments of
DKK 7 through January 2013, with a vehicle valued at
DKK 564 pledged as collateral                                    --        520
                                                           --------   --------
                                                                         3,631

Less current portion                                             --        802
                                                           --------   --------
                                                                 --      2,829
                                                           ========   ========


The estimated aggregate maturities required on long-term debt for each of the individual years at December 31, 2005 are as follows:

                                                                         2005
                                                                      ----------
   Year ending December 31:
     2006                                                                   802
     2007                                                                   878
     2008                                                                   928
     2009                                                                   779
     2010                                                                    77
     Thereafter                                                             167
                                                                      ----------

                                                                          3,631
                                                                      ==========

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

11.     CAPITAL LEASES

        The Company is obligated under capital leases for production vans and equipment that expire at November 1, 2008. At December 31, 2004 and 2005, the gross amount of production vans and equipment and related accumulated depreciation recorded under capital leases and the amount of inventories subject to sale-and-leaseback arrangements were as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                         2004         2005
OB van and equipment                                    7,095        9,738
                                                      ----------   ----------


Less accumulated depreciation                           1,266        2,937
                                                      ----------   ----------

                                                        5,829        6,801
                                                      ==========   ==========


        For the year ended December 31, 2005 the Company recorded depreciation expense on assets held under capital leases of DKK 1,671 which was included in depreciation expense on the statements of operations.

        The Company also has several non-cancelable operating leases, primarily for office space, that expire over the next two years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases, amounted to DKK 1.8 million, DKK 1.3 million and DKK 1.3 million in the years ended December 31, 2003, 2004 and 2005, respectively.

        Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments, as of December 31, 2005 are:

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                               CAPITAL LEASES   OPERATING LEASES
                                              ----------------  ----------------
Year ending December 31:
   2006                                             2,191            3,926
   2007                                             2,191              534
   2008                                             2,561              467
   2009                                               461               74
   2010                                                --               77
   2011 and thereafter                                 --              171
                                              ----------------  ----------------
        Total minimum lease payments                7,404            5,249
                                                                ================
Less amount representing interest                    (645)
                                              ----------------
        Present value of net minimum capital
          lease payments                            6,759
                                              ----------------
Less current installments of obligations
   under capital leases                             1,790
                                              ----------------
        Obligations under capital leases,
          excluding current installments            4,969
                                              ================


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

                                                            DECEMBER 31,
                                                            ------------
                                                          2004        2005
                                                       ----------  ----------
VeriSign Inc. (Annual fees and royalties)                2,082           --
                                                       ==========  ==========

VeriSign Inc. (Accounts payable)                            --           --
                                                       ==========  ==========


        On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

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

NEMETH & SIGETTY A/S

        Mr. Karoly Laszlo Nemeth is the Chairman of the board of directors of EuroTrust A/S and is also the joint owner of Nemeth & Sigetty A/S. Nemeth & Sigetty A/S provided legal services to the Company during each of the three years ended December 31, 2003, 2004 and 2005. For the years ended December 31, 2003, 2004 and 2005 Nemeth & Sigetty A/S has been paid, DKK 418, DKK 962 and DKK 142 respectively. The total outstanding payables due to Nemeth & Sigetty A/S at December 31, 2004 and December 31, 2005 were DKK 0 and DKK10, respectively.

13.     INCOME TAXES

        The Company and each of its subsidiaries file separate tax returns in each country of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2004 and 2005 are as follows (in DKK):

                                                             DECEMBER 31,
                                                       ------------------------
                                                          2004          2005
                                                       ----------    ----------
 LONG-TERM:

   Net operating loss carry forwards                       98,393        98,807
   Tax value of fixed assets in excess of book value
     of fixed assets                                        1,709         5,920
   Other temporary differences                                 --          (145)
   Unrealized loss on marketable securities                    --           237
   Deductible goodwill and intangible assets                2,624            --
   Provisions                                              10,262         9,122
                                                       ----------    ----------
   Total deferred tax assets                              112,988       113,941
   Less: Valuation allowance                             (109,016)     (105,330)
                                                       ----------    ----------
NET DEFERRED TAX ASSETS LONG-TERM                          3,972         8,611
                                                       ==========    ==========


        The recognized tax assets as of December 2004 and 2005 are related to temporary differences between the book and fiscal values of fixed assets in the profitable broadcasting segment and for the company EuroTrust Secure Hosting A/S.

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

        The tax loss carry-forwards available at December 31, 2005 and their expiration years are as follows (in DKK):

    EXPIRATION YEAR        DENMARK    TOTAL
------------------------   -------   -------

2006                        52,597    52,597
Indefinitely               294,903   294,903
                           -------   -------


        The accumulated tax loss carry forwards cannot be used by all group companies as not all companies have been jointly taxed.

        For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                           DECEMBER 31,
                                                  -----------------------------

                                                    2003       2004       2005
                                                  -------    -------    -------
    Pretax income (loss):
      Denmark                                        (995)    28,026    (12,218)
      Switzerland                                  (9,169)        --         --
                                                  -------    -------    -------
                                                  (10,164)    28,026    (12,218)
                                                  =======    =======    =======

    Significant components of the provision
      for income taxes are:

      Current:   Denmark                             (186)         0        145
                 Others                                 0          0         --
                                                  -------    -------    -------
                                                     (186)         0        145
                                                  -------    -------    -------

      Deferred:  Denmark                            1,677     (3,105)    (4,546)
                 Others                                 0          0          0
                                                  -------    -------    -------
                                                    1,677     (3,105)    (4,546)
                                                  -------    -------    -------
        Total:                                      1,491     (3,105)    (4,401)
                                                  =======    =======    =======

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

        The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                          2003    2004    2005
                                                          ----    ----    ----

Danish income tax rate .................................    30%     30%     28%
Non taxable gain on sold business ......................     0%      0%      0%
Change in valuation allowance on deferred tax assets ...   (45)%   (45)%   (64)%
Other items, net .......................................     0%      0%      0%
Reported income tax expense ............................   (15)%   (15)%   (36)%

14.     SHAREHOLDERS' EQUITY

TREASURY SHARES

        During 2004, a total of 150,000 (not in thousands) shares were purchased from a shareholder into treasury and were later sold for DKK 4,148. Both transactions were at market price and resulted in a gain of DKK 319, which were booked under additional paid in capital. The Company repurchased 458,120 (not in thousands) of its ordinary shares from VeriSign for $1,136 U.S. simultaneously with the closing of the transaction to sell the assets of EuroTrust PKI to VeriSign. The shares were purchased into treasury.

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

COMMON STOCK

        During 2005, the Company issued 717,965 shares (not in thousands) upon the exercise of options at pricing ranging from $1.37 to $5.34 per share.

        During 2004, the Company issued 345,254 shares (not in thousands) upon the exercise of options at pricing ranging from $1.32 to $2.46 per share.

        During 2003, the Company issued 758,079 shares (not in thousands) upon the exercise of options at pricing ranging from $1.26 to $1.50 per share.

1 FOR 6 REVERSE STOCK SPLIT OF ORDINARY SHARES

        On May 19, 2005, and reflected in the accompanying consolidated financial statements the Company effected a 1 for 6 reverse stock split of it's ordinary shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each ordinary common share of the Company from DKK1.25 to DKK 7.50.

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

The following table presents the computation of basic and diluted average common shares outstanding:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
(In Thousands)                                         2003      2004      2005
                                                     -------   -------   -------
Determination of basic and diluted shares:

Weighted-average shares outstanding                    4,671     4,947     5,478

Potential common shares--dilutive stock options           --       319        --
                                                     -------   -------   -------
Basic and diluted average common shares outstanding    4,671     5,266     5,478


        In 2005, the Company excluded 2 (in thousands) common share equivalents with a weighted-average share price of $6.35, in 2004, the Company excluded 267 (in thousands) weighted-average common share equivalents with a weighted-average share price of $5.52 and in 2003, the Company excluded 136 (in thousands) weighted-average common share equivalents with a weighted-average share price of $1.38 from the potential common shares because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of the Company's common stock for the period.

        Subsequent to the year ended December 31, 2005 the Company issued 716,527 (not in thousands) common ADR shares upon the exercise of stock options.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

16.     STOCK OPTIONS

        2001 INCENTIVE OPTION PLAN

        During 2001, the Board authorized the grant and issue of 354,167 (not in thousands) options each to purchase one common share at various share prices ranging from $6.30 to $10.26 per share to employees and directors of the Company. The exercise price of the stock options was equal to the market price on the date of grant. The stock options are exercisable during the year of grant through their expiration dates ranging from August 31, 2003 to January 1, 2006. At December 31, 2005, 833 (not in thousands) options were outstanding.

        In addition during 2001, the Board authorized the grant and issue of 7,500 (not in thousands) options each to purchase one common share at a price of $6.54. A total of 2,500 (not in thousands) of these options became exercisable during 2002, another 2,500 (not in thousands) vest in 2003 and the remainder vest in 2004. These options all expired on January 1, 2005.

        2002 INCENTIVE STOCK OPTION PLAN

        During 2002, the Board authorized the grant and issue of 413,924 (not in thousands) stock options each to purchase one common share at various share prices ranging from $2.34 to $7.86 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. At December 31, 2005 none of the options were outstanding.

        2003 INCENTIVE STOCK OPTION PLAN

        During 2003, the Board authorized the grant and issue of 1,318,750 (not in thousands) stock options each to purchase one common share at various share prices ranging from $1.20 to $2.88 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 82,500 (not in thousands) were outstanding at December 31, 2005. The stock options are exercisable during the year of grant through their expiration dates ranging from May 30, 2005 to February 3, 2008.

        2004 INCENTIVE STOCK OPTION PLAN

        During 2004, the Board authorized the grant and issue of 434,621 (not in thousands) stock options each to purchase one common share at various share prices ranging from $3.24 to $3.76 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 291,527 (not in thousands) were outstanding at December 31, 2005. The stock options are exercisable during the year of grant and all stock options have expiration dates ranging from May 12, 2007 to May 12, 2009.

        2005 INCENTIVE STOCK OPTION PLAN

        During 2005, the Board authorized the grant and issue of 738,500 (not in thousands) stock options each to purchase one common share at various share prices ranging from $4.75 to $6.00 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these options 538,000 (not in thousands) were outstanding at December 31, 2005. The stock options are exercisable during the year of grant and all stock options have expiration dates ranging from December 31, 2005 to April 30, 2015.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

        A  summary  of  the  Company's  stock  option   activity,   and  related
information for the three years ended December 31, 2005 is as follows:

                                             2003                       2004                        2005
                                    -----------------------    -----------------------     -----------------------
                                                WEIGHTED                   WEIGHTED                    WEIGHTED
                                                 AVERAGE                    AVERAGE                     AVERAGE
                                    OPTIONS  EXERCISE PRICE    OPTIONS  EXERCISE PRICE     OPTIONS  EXERCISE PRICE
                                    -------  --------------    -------  --------------     -------  --------------
  Outstanding, beginning of year     1,021       $7.92            947       $3.12            973        $3.48
  Granted                            1,319        1.38            435        3.48            739         4.79
  Exercised                          (758)        1.26          (345)        1.32           (669)        2.58
  Forfeited                          (250)        5.94            --           --             --           --
  Expired                            (385)        7.50           (64)        7.74           (130)        4.93
                                    -------  --------------    -------  --------------     -------  --------------
  Outstanding, end of year             947       $3.12            973       $3.48            913        $4.08
  Exercisable, end of year             944       $3.12            903       $3.48            913        $4.08
Weighted average fair value of
options granted during the year                  $6.42                      $3.18                       $4.22

        The  following  table   summarizes   information   about  stock  options
outstanding as of December 31, 2005:

                                     WEIGHTED
                                     AVERAGE       WEIGHTED-
                                    REMAINING       AVERAGE
    RANGE OF            SHARES      CONTRACTUAL    EXERCISE      SHARES     WEIGHTED-AVERAGE
 EXERCISE PRICES      OUTSTANDING       LIFE         PRICE     EXERCISABLE   EXERCISE PRICE
------------------    -----------  -------------  -----------  -----------  ----------------
  $1.50 - $1.50               63     2.1 years       $1.50             63        $1.50
  $2.85 - $2.85               20     2.1 years       $2.85             20        $2.85
  $3.25 - $3.76              291     2.7 years       $3.49            291        $3.49
  $4.75 - $4.75              537     9.3 years       $4.75            537        $4.75
  $6.00 - $6.78                2     2.7 years       $6.35              2        $6.35
                      -----------  -------------  -----------  -----------  ----------------
      Total                  913     6.5 years       $4.09            913        $4.09
                      -----------  -------------  -----------  -----------  ----------------

        No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

        WARRANTS

        During 2005, the Company recorded DKK 114 in consulting expense for the issuance of warrants to purchase 25,000 (not in thousands) common shares at DKK
34.78 expiring August 31, 2005. The warrants were valued using the Black Scholes method and with the following variables Yield of 0%, Volatility of 36.82%, Risk free interest rate of 3%, and estimated life of 0.46 years.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

17.     PENSIONS

        During 2003, 2004 and 2005, the company has recognized expenses for defined contribution pension agreements paid to pension and insurance companies on behalf of employees totaling DKK 1.8 million, DKK 0.8 million and DKK 0.5 million, respectively. The Company has no liability beyond their contributions related to the pensions.

18.     NON-CASH FINANCING AND INVESTING ACTIVITIES

        Capital lease obligations of DKK 1,176, DKK 5,829 and DKK 2,733 were incurred in 2003, 2004 and 2005 respectively. The Company entered into the leases for machinery, equipment and automobiles.

        In 2003 the Company issued from treasury, 139,422 (not in thousands) shares of its common stock in connection with a guarantee for committing a private placement in EuroTrust valid for 12 months.

19.     COMMITMENTS

        The Company issues product guarantees in accordance with Danish law, normally covering the subscription period of services provided to customers. The Company has not incurred any costs in fulfilling these guarantees and the Company estimated a liability of DKK 0 for the cost of such guarantees as of December 31, 2004 and 2005.

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

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

21.     SEGMENT REPORTING

        The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment, the broadcast media business segment and prior to 2002 other segments. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131 from 2002 to 2004 as follows: (i) Internet services, and (ii) broadcast media. The print and online media segment was disposed of in December 2001 and is, therefore, treated as a discontinued operation thereafter. The internet services segment was disposed of during 2004 and 2003 with the operations being classified as discontinued operations with the exception of the operations of the EuroTrust Secure Hosting and Netvaulting components as the Company continued to receive royalties from the existing customers at the time of their sale.

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

        Net sales by geographical location and reportable segment information for each and business segment for each of the years ended December 31, 2003, 2004 and 2005 is presented in the following tables:

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                   2003                2004                2005           2005
               DKK       %         DKK       %         DKK       %         USD
             -------  --------   -------  --------   -------  --------   -------
Denmark      109,000     99.2%    84,510       93%    86,785       92%    13,723
Norway           417      0.4%        --       -%         --       -%         --
Sweden           405      0.4%     6,526        7%     7,868        8%     1,244
             -------  --------   -------  --------   -------  --------   -------
             109,822      100%    91,036      100%    94,653      100%    14,967
             -------  --------   -------  --------   -------  --------   -------



        The segmented data are as follows:

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                                     YEARS ENDED DECEMBER 31,
                                                         2003           2004           2005           2005
                                                     ------------   ------------   ------------   ------------
                                                          DKK            DKK            DKK            USD
INTERNET SERVICES:
Net revenue                                                21,203             23              0              0
Operating expenses:
   Cost of sales                                            7,773              0              0              0
   Selling and marketing expenses                           5,410          3,502          2,847            451
   General and administrative expenses                     14,344          8,905          6,839          1,081
   Depreciation, amortization and write down                1,311          2,071            594             94
                                                     ------------   ------------   ------------   ------------
   Total operating expenses                                28,838         14,478         10,280          1,626
                                                     ------------   ------------   ------------   ------------
Operating income (loss)                                    (7,635)       (14,455)       (10,280)        (1,626)
                                                     ------------   ------------   ------------   ------------
Capital expenditure                                         1,762          2,541              0
                                                     ------------   ------------   ------------   ------------
Total assets                                               65,655         55,581         36,658          5,796
                                                     ------------   ------------   ------------   ------------

BROADCAST MEDIA
Net revenue                                                88,619         91,013         94,653         14,967
Operating expenses:
   Cost of sales                                           58,045         60,349         68,805         10,880
   Selling and marketing expenses                          12,085         14,225         14,302          2,261
   General and administrative expenses                     12,537         12,638         13,916          2,201
   Depreciation, amortization and write down                4,764          9,069         11,101          1,755
                                                     ------------   ------------   ------------   ------------
   Total operating expenses                                87,431         96,281        108,124         17,097
                                                     ------------   ------------   ------------   ------------
Operating income (loss)                                     1,188         (5,268)       (13,471)        (2,130)
                                                     ------------   ------------   ------------   ------------
Capital expenditure                                        13,743         29,261        (30,014)        (4,746)
                                                     ------------   ------------   ------------   ------------
Total assets                                               75,190        122,667        124,297         19,655
                                                     ------------   ------------   ------------   ------------

CONSOLIDATED
Net revenue                                               109,822         91,036         94,653         14,967
Operating expenses:
   Cost of sales                                           65,818         60,349         68,805         10,880
   Selling and marketing expenses                          17,495         17,727         17,149          2,712
   General and administrative expenses                     26,881         21,543         20,755          3,282
   Depreciation, amortization and write down                6,075         11,140         11,695          1,849
                                                     ------------   ------------   ------------   ------------
   Total operating expenses                               116,269        110,759        118,404         18,723
                                                     ------------   ------------   ------------   ------------
Operating income (loss)                                    (6,447)       (19,723)       (23,751)        (3,756)
                                                     ------------   ------------   ------------   ------------
Capital expenditure                                        15,505         31,802        (30,014)        (4,746)
                                                     ------------   ------------   ------------   ------------
Total assets                                              140,845        178,248        160,955         25,450
                                                     ------------   ------------   ------------   ------------

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3241.

                         EUROTRUST A/S AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

24.     SUBSEQUENT EVENTS

        During January through May of 2006, the Company issued 816,527 (not in thousands) common ADR shares upon the exercise of stock options at DKK 9.49 to DKK 30.04 per share.

        On May 4, 2006, the Company sold three of its seven mobile television production vans, its Prime Vision brand name and the external customer base of Prime Vision.

        On June 2, 2006, the Company effectively discontinued its' production and broadcasting operations through the sale of all the issued and outstanding shares of Euro-Vision A/S for 31,250,000 shares of Tritel Media AB (or approximate 23% of the shares outstanding of Tritel Media AB).

        On November 29, 2005, the Company entered into an agreement to acquire, Aktiv Gruppen Holdings A/S and subsidiaries through the issuance of 21,700,000 shares of the Company for all 10,000 issued and outstanding shares of Aktiv Gruppen Holdings A.S to be closed upon the approval of the Danish Authority that the transaction will be considered a tax free exchange and Company will remain listed on the NASDAQ market. On April 17, 2006, the Company closed the merger. The merger was accounted for as a reverse merger or recapitalization of Aktiv Gruppen Holdings A/S, wherein Aktiv Gruppen Holdings A/S became a 100% owned subsidiary of EuroTrust A/S. Therefore, the pre-acquisition financial statements of Aktiv Gruppen Holding A/S will be treated as the historical financial statements of the combined companies. The historical accumulated deficit through the date of acquistion of EuroTrust A/S will be reclassified against additional paid in capital.The results of operations of EuroTrust will only be included in the financial results from the date of the acquisition. In addition, EuroTrust changed its fiscal year end from December 31, to June 30, which is the fiscal year end of Aktiv Gruppen Holdings A/S. In connection with the reverse merger the Company's President resigned and the Company has agreed to buyout his employment agreement for DKK 3,200.

        Unaudited proforma condensed combined balance sheet aggregating the balance sheet of EuroTrust A/S and Subsidiaries as of June 30, 2005 and the balance sheet of Aktiv Gruppen Holdings A/S and Subsidiaries as of June 30, 2005 accounting for the transaction as a recapitalization of the Aktiv Gruppen Holdings A/S with the issuance of shares for the net assets of EuroTrust A/S (a reverse acquisition), giving effect to the transaction, as if the transaction had occurred as of June 30, 2005, and unaudited proforma condensed combined statement of operations which reflect the results of operations of EuroTrust A/S and Subsidiaries for the twelve month periods ended June 30, 2005 and 2004 and the results of operations of Aktiv Gruppen Holdings A/S and Subsidiaries for the years ended June 30, 2005 and 2004 as if the transaction had occurred as of the July 1, 2003 were filed with the SEC on form 6-K dated April 12, 2006.

        On May 17, 2006, The Company entered into agreements to purchase a controlling interest in European Wind Farms A/S, for a purchase price of DKK 120 million (approximately $20 million) and 915,500 ordinary shares of the Company. The cash purchase price will be paid to European Wind Farms in exchange for newly issued shares and the 915,500 shares of the Company will be issued to the existing shareholders of European Wind Farms in exchange for certain of the shares owned by them. The closing of the merger is subject to the Company's due dilligence and a ruling approving the transaction as a tax free merger and is expected to occur during July 2006. Upon completion of the transactions the Company will own 50.25% of the outstanding shares of European Wind Farms.

        During May 2006, The Company issued 2,650,000 common shares to purchased the remaining 50% interest in AGH Nordan Invest A/S that it does not already own.

        On June 2, 2006, the Company acquired two Danish property development companies -- Drejens Strandskovpark A/S and 2 S Ejendomsinvest ApS -- for an aggregate purchase price of DKK140 million payable in cash. These entities are in the process of building a 200 unit residential development, wellness centre and golf course at Romo, Denmark, and a 60 unit residential development in Kolding, Denmark. In addition they have projects rights to construct residences and a holiday centre near Mommark at Als and residences in Esbjerg, Denmark.

                                INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

    1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

    1.2     Rules of Procedures of the Registrant, as amended (2)

    2.1     Employee and Director Subscription Option Plan (4)

    4.5 Form of Employment Agreement between the Registrant and Aldo Petersen, effective as of January 1, 2005 (4)

    4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005 (4)

    8.1     List of the Subsidiaries of the Registrant *

    11.1    Code of Ethics (3)

    12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a),*

    12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a),*

    13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350,*

    13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350,*

-----------
* Included herewith,

(1) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 27, 2002, and incorporated by reference herein,.

(2) Filed as an exhibit to the Company's original filing of the Registration Statement on Form F-1 (File No, 333-7092), filed on June 20, 1997, and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on September 23, 2003, and incorporated by reference herein.

(4) Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 3, 2005, and incorporated by reference herein.