Form 20-F
period 2006-06-30
EUROTRUST A/S
filed 2006-12-29
CIK 1041457

As filed with the Securities and Exchange Commission on December 29, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2006

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from __________ to __________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................

                          Commission File No.: 0-30690

                                  EUROTRUST A/S
               (Exact name of Company as specified in its charter)

      EUROTRUST A/S                                    THE KINGDOM OF DENMARK
(Translation of Company's                         (Jurisdiction of incorporation
    name into English)                                    or organization)

                                   KOHHOLM 3,
                             DK 6000 KOLDING DENMARK
                    (Address of principal executive offices)

Securities   registered   or  to  be
registered pursuant to Section 12(b)
of the Act:                             None

Securities   registered   or  to  be
registered pursuant to Section 12(g)
of the Act:                             None

Securities  for  which  there  is  a    American    Depositary   Shares,    each
reporting   obligation  pursuant  to    representing one ordinary share, nominal
Section 15(d) of the Act:               value DKK 7.50 per ordinary share.


Indicate  the number of  outstanding
shares  of  each  of  the  Company's
classes of  capital or common  stock
as of close of the period covered by    Ordinary shares 33,342,760
the annual report (June 30, 2006):      American  Depositary Shares: 28,680,886

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               YES [_]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               YES [X]     NO [_]

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES [X]     NO [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]    Accelerated filer [X]   Non-accelerated filer [_]

      Indicate by check mark which financial statement item the Registrant has elected to follow

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [X]

                                TABLE OF CONTENTS

                                                                            PAGE

EXCHANGE RATE INFORMATION......................................................3

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............4

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................4

ITEM 3.      KEY INFORMATION...................................................4

ITEM 4.      INFORMATION ON THE COMPANY........................................7

ITEM 4A.     UNRESOLVED STAFF COMMENTS........................................21

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................21

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................32

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................38

ITEM 8.      FINANCIAL INFORMATION............................................39

ITEM 9.      THE OFFER AND LISTING............................................40

ITEM 10.     ADDITIONAL INFORMATION...........................................41

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......46

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........46

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................46

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS..............................................46

ITEM 15.     CONTROLS AND PROCEDURES..........................................46

ITEM 16.     RESERVED.........................................................47

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT.................................47

ITEM 16B.    CODE OF ETHICS...................................................47

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................47

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT..................48

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED......48

ITEM 17.     FINANCIAL STATEMENTS.............................................48

ITEM 18.     FINANCIAL STATEMENTS.............................................48

ITEM 19.     EXHIBITS.........................................................49

SIGNATURES   .................................................................50

                            EXCHANGE RATE INFORMATION

        In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of June 30, 2006 into U.S. dollars at an exchange rate of $1.00 = DKK 5.8674, which was the noon buying rate on June 30, 2006, the last business day of the fiscal year. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2006, or at any other rate.

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

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This report on Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, (a) economic and other factors that could affect the development and sales of properties such as (i) a downturn in the housing market in Denmark or Norway, (ii) delays in obtaining necessary governmental permits and approvals, and (iii) delays in the construction of housing units; (b) factors that could impact the development and sale of wind energy such as (i) the availability of wind energy turbines for the development of new wind farms, (ii) the market price of electricity, and (iii) the amount of wind in any year; (c) the potential unforeseen impact of offerings from competitors;(d) our ability to raise additional capital to finance our growth aspirations; (e) our ability to control costs and expenses; and (f) general economic political and labor conditions, as well as the factors set forth under the headings "Key Information - Risk Factors" (Item 4.C), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not required because this Form 20-F is filed as an Annual Report.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required because this Form 20-F is filed as an Annual Report.

ITEM 3.    KEY INFORMATION

A.      SELECTED FINANCIAL DATA

        The selected consolidated financial data presented below as of June 30, 2004, 2005 and 2006 and for the years then ended have been taken or are derived from our audited consolidated financial statements for those periods. The selected consolidated financial data have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").


        On May 19, 2005 our shareholders approved a one for six reverse split of our ordinary shares such that six ordinary shares nominal value DKK 1.25 were combined into one ordinary share nominal value DKK 7.50 ("New Ordinary Shares"). In lieu of issuing a fraction of a New Ordinary Share, we paid to each holder the value thereof based upon the closing price of an ADS on the NASDAQ Small Cap Market on May 19, 2005. All information contained in this annual report has been presented as if such reverse stock split occurred as of July 1, 2003.


        The financial information presented below is only a summary and should be read together with our consolidated financial statements included elsewhere in this report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                    YEAR ENDED JUNE 30,
                                             2004      2005      2006       2006
                                           -------   -------   -------    ------
                                             DKK       DKK       DKK        US$
                                        (in thousands, except per share amounts)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:

    Revenue                                295,975   247,333   433,788    73,932
    Total operating expenses               266,411   185,416   368,355    62,780
    Operating income                        29,564    61,917    65,433    11,152

    Net (loss) income                       17,540    37,099    45,890     7,827

    Net (loss) income per average
        common share, basic                   0.80      1.68      1.93      0.33

    Net (loss) income per average
        common share diluted                  0.80      1.68      1.93      0.33

    Weighted average number of
        common shares outstanding, basic    22,050    22,050    23,760    23,760

    Weighted average number of
        common shares outstanding diluted   22,050    22,050    23,829    23,829

                                                YEAR ENDED JUNE 30,
                                                -------------------

                                          2004       2005       2006       2006
                                        -------    -------    -------    -------
                                          DKK        DKK        DKK        US$
REAL ESTATE DEVELOPMENT:
    Net sales                           295,975    247,333    414,588     70,660
                                        -------    -------    -------    -------
        Total operating expenses        266,411    184,506    354,956     60,496
                                        -------    -------    -------    -------
    Operating income (loss)              29,564     62,827     59,632     10,164
                                        -------    -------    -------    -------


                                          2004       2005       2006       2006
                                        -------    -------    -------    -------
                                          DKK        DKK        DKK        US$
WIND ENERGY
    Net sales                                 0          0     19,200      3,272
                                        -------    -------    -------    -------
        Total operating expenses              0        910     13,399      2,283
                                        -------    -------    -------    -------
    Operating income (loss)                   0       (910)     5,801        989
                                        -------    -------    -------    -------

CONSOLIDATED BALANCE SHEET DATA:


                                                     JUNE, 30
                                                  (IN THOUSANDS)
                                     2004       2005         2006         2006
                                   -------    -------     ---------     -------
                                     DKK        DKK          DKK          US$
CONSOLIDATED BALANCE SHEET DATA:
    Total assets                   482,180    611,638     2,288,547     390,043
    Net assets                      26,496     63,550       589,485     100,468
    Capital stock                  165,375    165,375       250,071      42,620
    Working capital                 12,407   (110,609)     (506,348)    (86,299)
    Number of ordinary shares       22,050     22,050        33,353      33,353


We have never paid any dividends on our ordinary shares.


EXCHANGE RATE INFORMATION

        The exchange rate on December 19, 2006 (the latest practicable date) was DKK 5.6648 per $1.00. The following table sets forth (i) the average exchange rate for the years ended June 30, 2002, 2003, 2004, 2005 and 2006 calculated using the average exchange rate on the last day of each month of the relevant year and (ii) the high and low exchange rates for each of the most recent six months. (All rates are expressed as Danish kroner per U.S. dollar.)

                                                 AVERAGE
                                                 -------
YEAR ENDED JUNE 30,:
--------------------
2002                                             DKK 8.3148
2003                                             DKK 7.1324
2004                                             DKK 6.2586
2005                                             DKK 5.8606
2006                                             DKK 6.1369

MONTH ENDED:                                             HIGH            LOW
------------                                          ----------      ----------

December 2006 (as of December 19, 2006)               DKK 5.6920      DKK 5.5929
November 30, 2006                                     DKK 5.8706      DKK 5.6474
October 31, 2006                                      DKK 5.9531      DKK 5.8542
September 30, 2006                                    DKK 5.8964      DKK 5.8050
August 31, 2006                                       DKK 5.8663      DKK 5.7754
July 31, 2006                                         DKK 5.9774      DKK 5.8310



B.      CAPITALIZATION AND INDEBTEDNESS

        Not required because this Form 20-F is filed as an Annual Report.

C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not required because this Form 20-F is filed as an Annual Report.

ITEM 4.    INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT

        We are a Danish limited company, organized in 1986 under the Danish Act on Limited Companies of the Kingdom of Denmark. Originally, we were organized under the name Telepartner A/S. In 1999 we changed our name to euro909.com A/S and in December 2001 we changed our name to EuroTrust A/S. Our registered office is Kokholm 3, 6000 Kolding, Denmark. Our telephone number is +45 75 50 24 75.

OUR BUSINESS.

        HISTORICAL.

        Until  December 2001,  our business  operated in three  distinct  areas:
Internet products and services; broadcasting; and print and online media. In 2001, we sold our domain name registration business, the remaining assets of our historical telecommunications business and our print and online media businesses, and consolidated our television programming business. As of January 1, 2004, we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. We sold our PKI services business to on April 1, 2004. We sold the last of our Internet related business, our virus detection software and services business on September 30, 2004.

        As a result of these various transactions, subsequent to September 30, 2004 our business consisted of dk4, a Danish television station and the television production company Prime Vision.

        On November 29, 2005, we entered into agreements to acquire all of the capital stock of Aktiv Gruppen Holdings A/S, a Danish company which operates in two distinct lines of business, namely the development and sale of residential real estate projects in Denmark and Norway, and the operation of wind energy farms in Germany. On April 17, 2006 we consummated our acquisition of Aktiv Gruppen. Pursuant to this acquisition, the holders of the shares of the capital stock of Aktiv Gruppen received approximately 70% of the shares of the capital stock of our Company. In accordance with United States generally accepted accounting principles, the acquisition was accounted for as a reverse acquisition (i.e. as if Aktiv Gruppen acquired EuroTrust). Therefore, the pre-acquisition financial statements of Aktiv Gruppen are treated as the historical financial statements of the combined companies. The EuroTrust historical financial statements prior to the acquisition are disregarded. The results of operations of EuroTrust will only be included in the financial results from the date of the acquisition (April 17, 2006). In addition, beginning with the fiscal year ended on June 30, 2006, EuroTrust changed its fiscal year end to June 30, which is the fiscal year end of Aktiv Gruppen.

        On May 4, 2006 we entered into an agreement to sell three of our seven mobile television production vans, our Prime Vision brand name and the external customer base of Prime Vision.

        Effective April 17, 2006, we completed the sale of our media business by
selling  all  of  the  outstanding   shares  of  Europe-Visions  A/S  to  Tritel
Investment, Inc.

        As a result of the sale of Europe-Visions A/S, our business currently consists of our property development operations and our wind energy operations

B.      BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS


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

        Generally, if we are unable to obtain contracts for between 50 % and 75% of the units within a designated period of time we will return the deposits and bank guarantees to the prospective purchasers and will not begin construction of the project. Additionally, in these instances if the land on which the project was to be built was not owned by us, but was subject to our option, we will not exercise the option to acquire the land.

        Operating under this methodology we generally do not obligate the Company to incur expenditures for a particular project until we have assured ourselves that the revenue to be received in regard to the number of units that have been pre-sold will cover a substantial portion of our expenses associated with the project. Since 2001, we have developed and sold more than 1000 housing units throughout Denmark, including a 175 unit apartment dwelling in Copenhagen, Denmark.

        As of December 26, 2006 we have under development, projects to construct approximately 1,400 units in Denmark and 200 units in Norway. We expect to complete construction of these units over the next two years.

        We also have options to acquire land and/or own land for the development of approximately 6,000 units in Denmark and 1,400 units in Norway.

        We are also developing a 200 bed hotel in Austria which is expected to open by the end of 2007. We will both own and operate this hotel

        We also own a 565 square meter office property in K0ge, Denmark which is leased to third parties

WIND ENERGY

        During 2006 we acquired an additional 19 operating wind turbines located in windparks in Germany. The Company also acquired a 50% equity interest in 13 operating wind turbines in Germany. In June 2005, we acquired six operating wind turbines located in windparks in Germany. The Company also holds a 25% equity interest in an additional wind turbine in Germany, which we acquired the remaining 75% on December 31, 2005. Each respective wind turbine or windpark has entered into 20 year agreements with German electric utilities companies, to sell all of the electricity generated. The agreements have fixed prices. The manufacturers have agreed to operate the windparks at a fixed percentage of revenue. When the wind turbines were purchased the manufacturers guaranteed that they would be in full operation for 97% of each year for the ten years after installation. The Company has leased the land on which the wind parks are located for 20 years with two five year options to extend the lease.

        We plan to continue to expand this segment through the development and operation of wind turbine energy parks throughout Europe, where we believe there is a strong consumer and government preference for renewable and alternative non-polluting energy sources, resulting in attractive government subsidies and tax benefits from accelerated depreciation. We expect this political climate to persist in the near future.

        In May 2006 we entered into an agreement, which closed July 2, 2006 to acquire a 50.25% interest in European Wind Farms A/S. European Wind Farms is currently developing wind energy farms in Germany, Italy, Poland, Bulgaria, Lithuania and France. European Wind Farms current projects will have an installed capacity of approximately 200 megawatts generating approximately 400 million kilowatt hours of electric power on a yearly basis. The wind farms under development are all expected to be operational within two years. European Wind Farms IS in the final stages of negotiations for the project rights to develop additional wind farms with an installed capacity of 300 megawatts.

        Wind turbines installed in countries other than Germany will not have government fixed prices and therefore, the amount we receive for the sale of the electricity generated by the wind turbines is subject to the then prevailing market price for electricity. However in these countries when the wind turbine begins operation we will in some of these other countries be given a "green certificate" because the energy we generate is non-polluting. These certificates allow energy companies to create a certain amount of pollution from their energy production and therefore these certificates can be sold to companies that produce energy from sources that are not "non-polluting", such as oil and coal. A market has developed in Europe for the sale of these "green certificates." In determining where and when to put up new wind turbines we will consider both the expected market price of electricity and the value of the "green certificates."

        The amounts of electricity that can be generated by a wind turbine is dependent upon the amount of wind at the specific site and therefore before we decide where to establish a wind farm we review existing historical wind studies and, if necessary, commission our own wind measurement study.

ROYALTIES FROM INTERNET BUSINESSES.

        As of January 1, 2004, we sold our secure internet hosting business, our digital video surveillance business and our secure remote back-up business. As a part of these transactions, we will continue to receive royalty payments from future sales of the secure hosting and remote back-up services that we formerly marketed. The royalty payments for our secure hosting business will end as of December 31, 2006. The royalty payments for our remote back up business will continue until December 31, 2010 and are based upon future revenue from this business.

        The following tables set out our revenues by category and region for each of the years ended June 30, 2004, 2005 and 2006.

BREAKDOWN OF REVENUES BY CATEGORY (1)

                                  2004                  2005                  2006               2006
                             DKK     PERCENTAGE    DKK     PERCENTAGE    DKK    PERCENTAGE   USD   PERCENTAGE
Real Estate development:   295,975        100%   247,333        100%   414,588        96%   70,660     96%
Wind Energy                     --         --         --         --     19,200         4%    3,272      4%
                           -----------------------------------------------------------------------------------
                           295,975        100%   247,333        100%   433,788       100%   73,932    100%
                           -----------------------------------------------------------------------------------

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET

BREAKDOWN OF REVENUES BY GEOGRAPHIC MARKET(1)

                   2004               2005                2006
                DKK      %         DKK       %         DKK       %          USD

Denmark       295,975   100%     247,333    100%     412,389    95%       70,285
Norway             --    --           --     --        2,199     1%          375
Germany            --    --           --     --       19,200     4%        3,272

             -------------------------------------------------------------------
              295,975   100%     247,333    100%     433,788   100%       73,932
             -------------------------------------------------------------------

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

        WIND ENERGY

        Our wind energy business is subject to obtaining numerous permits regarding the construction of wind turbines and to various regulations regarding the operation of the wind turbines.

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

AVAILABILITY OF WIND TURBINES.

        The Wind turbine industry is currently experiencing a great demand for capacity resulting in demand from wind farm project developers which currently is significantly greater than the production capacity of the wind turbine manufacturers. The major turbine manufacturers currently require a down payment of up to 25% in order to accept an order for a turbine. And for certain wind turbine models the delivery lead time can be up to 18 months, and the lead times are continuously growing. The lack of ability of the wind turbine manufacturers to supply turbines within our expected construction schedules could have a negative impact on the timing of the commencement of commercial operation of our wind farms currently under development, and hence negatively impact our future results.

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

        The value of our publicly traded ADSs held by non-affiliates makes us subject to the financial controls certification requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year, June 30, 2008. We will have to expend significant resources to meet this requirement, and we cannot assure you that we will successfully achieve this objective by that date. Failure to achieve Section 404 certification in a timely manner may adversely effect investor confidence in our Company and this lack of investor confidence may adversely effect the market price of our ADSs.

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

D.      ORGANIZATIONAL STRUCTURE OF THE COMPANY




                                            COUNTRY OF           INTEREST
SUBSIDIARY                                 INCORPORATION         OWNERSHIP
----------                                 -------------         ---------

Aktiv Gruppen Holdings A/S                    Denmark              100%
AGH Norge A/S                                 Denmark              100% (1)(2)
Euro909.dk A/S                                Denmark              100%
EuroTrust PKI Services A/S                    Denmark              100%
Selskabet af 1. Oktober 2004 A/S              Denmark              100%
EuroTrust NetVaulting A/S                     Denmark              100%

    (1) Formally known as AGH Nordan Invest A/S

    (2) 50% owned directly by EuroTrust A/S and 50% owned by Aktiv Gruppen Holdings A/S, a wholly owned subsidiary of EuroTrust

        Other significant operating subsidiaries consolidated under Aktiv Gruppen Holdings A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at June 30, 2006 are as follows:

                                                         COUNTRY OF    INTEREST
     SUBSIDIARY                                         INCORPORATION  OWNERSHIP
     ----------                                         -------------  ---------

     Kronborg Byg ApS                                       Denmark       100%
     Ejendomsselskabet Parkhusene ApS                       Denmark       100%
     Ejendomsselskabet Faergegardsvej, Vordingborg ApS      Denmark       100%
     Ejendomsselskabet Krohaven ApS                         Denmark       100%
     Erritso Bygade 79 ApS                                  Denmark       100%
     Vognmandsmarken ApS                                    Denmark       100%
     N0rrebjerg Boligpark ApS                               Denmark       100%
     Ejendomsselskabet Strandparken, Stege ApS              Denmark       100%
     Ejendomsselskabet Blavand Byferie ApS                  Denmark       100%
     Ejendomsselskabet Kildevej, Helsinge ApS               Denmark       100%
     Ejendomsselskabet Kommandorparken, Solrod ApS          Denmark       100%
     Ejendomsselskabet Marienlyst Palae ApS                 Denmark       100%
     Ejendomsselskabet Nyrad, Vordingborg ApS               Denmark       100%
     Ejendomsselskabet Soparken, Fredensborg ApS            Denmark       100%
     Ejendomsselskabet Olbycentervej 65 ApS                 Denmark       100%

                                                         COUNTRY OF    INTEREST
     SUBSIDIARY                                         INCORPORATION  OWNERSHIP
     ----------                                         -------------  ---------
     Kobenhavns Byejendomme A/S                             Denmark       100%
     Ejendomsselskabet Hyltebjerg Alle ApS                  Denmark       100%
        Win:pro Invent GmbH & Co Zehnte Wind KG      (3)    Germany       100%
     Sonderborg Havnefront ApS                              Denmark       100%
     Ejendomsudviklingsselskabet af 2001 A/S                Denmark       100%
     Aktiv Boligopsparing ApS                               Denmark       100%
     Alpen Holidays Ferienhauser GmbH                       Austria       100%
     Delta Byg ApS                                          Denmark        80%
        Delta Houses SIA                             (1)    Latvia         80%
     Aktiv Wind ApS                                         Denmark       100%
     EWF Drei Funf GmbH & Co. KG                     (2)    Germany        78%
     Win:pro Invent Gmbh & Co. Neunte Wind KG        (2)    Germany       100%
     Aktiv Wind GmbH (1)                             (2)    Germany       100%
        EWF Eins Zwei GmbH & Co KG                   (2)    Germany        78%
        EWF Eins Drei GmbH & Co KG                   (2)    Germany        78%
        EWF Eins Vier GmbH & Co KG                   (2)    Germany        78%
        UW Thrana GmbH & Co KG                       (2)    Germany        78%
        EWF Zwei Eins GmbH & Co KG                   (2)    Germany        78%

        UW Nielitz GmbH & Co KG                      (2)    Germany        78%
        Komplementarselskabet Difko Buchbrunn I ApS  (2)    Denmark       100%
        K/S Difko Buchbrunn I                        (2)    Germany       100%

     AGH Norge A/S                                   (4)    Denmark       100%
        Nordan Parkhusene ApS                        (5)    Denmark       100%
        Den Gamle Skibssmedie ApS                    (5)    Denmark       100%
           Hotel Den Gamle Skibssmedie ApS           (6)    Denmark       100%
        Bygg og Ejendomsutvikling Sor A/S            (5)    Norway        100%
           Teamhus A/S                               (7)    Norway        100%
           Topdalfjordens Utvikling AS               (7)    Norway        100%
           Romaasen Utvikling AS                     (7)    Norway        100%
     Drejens Strandskovpark A/S                             Denmark       100%
     2S Ejendomsinvest ApS                                  Denmark       100%
          Silkegade Invest A/S                       (8)    Denmark       100%
          RGW A/S                                    (8)    Denmark       100%
          Romo Golf A/S                              (8)    Denmark       100%
          Romo Golf & Wellness A/S                   (8)    Denmark       100%
          Romo Ferie ApS                             (8)    Denmark       100%
     St. Rorbaek Byudvikling ApS                            Denmark       100%
     St. Rorbaek Byudvikling II ApS                         Denmark       100%
     St. Rorbaek Byudvikling III ApS                        Denmark       100%
     Gribskov Bolig ApS                                     Denmark       100%



        (1) Wholly owned subsidiary of Delta Byg ApS

        (2) Wholly owned subsidiary of Aktiv Wind GmbH

        (3) Wholly owned subsidiary of Hytlebjerg Alle

        (4) 50% owned directly by EuroTrust A/S and 50% owned by Aktiv Gruppen Holdings, A/S

        (5) Wholly owned subsidiary of AGH Norge A/S

        (6) Wholly owned subsidiary of Den Gamle Skibssmedie ApS

        (7) Wholly owned subsidiary of Bygg og Ejendomsutvikling Sor A/S

        (8) Wholly owned subsidiary of 2S Ejendomsinvest ApS

        On December 12, 2005, AGH Norge A/S purchased a 100% interest in Bygg og Ejendomsutvikling Sor A/S. On June 1, 2006, the Company purchased the remaining 50% interest of AGH Norge A/S. The Company has consolidated the result of AGH Norge A/S from date of acquisition. The minority interests' proportionate share of income or loss of AGH Norge A/S is included in the consolidated statement of operations through May 31, 2006.

        The results of operations for 2S Ejendomsinvest ApS have been included in the consolidated statement of operations from the date of acquisition on June 2, 2006 through June 30, 2006.

        The results of operations for Gribskov Bolig Aps have been included in the consolidated statement of operations from the date of acquisition on June 16, 2006 through June 30, 2006.

        The Company discontinued the it's Production and Broadcasting Operations with the sale of certain production vans during April 2006, and the sale of EuroVision A/S and subsidiaries effective April 17, 2006.

        At June 30, 2006 and 2005, the Company held a 25% interest in Mediehuset Danmark ApS; the investment is accounted for under the equity method of accounting.

        During January 2003, the Company purchased 50% of Kobenhavns Byejendomme A/S from an entity controlled by a shareholder of the Company for DKK 1 (not in thousands) and acquired an option to purchase the remaining 50% plus the outstanding receivable payable for DKK 1 (not in thousands), which the Company exercised January 15, 2005. The shares are acquired in order to utilize the net operating loss carry forward in K0benhavns Byejendomme A/S. At the time of acquisition the Company recorded contributed capital of DKK 480 in connection with the DKK 1.7 million (not in thousands) net operating loss carry forward. The Company has been consolidated from the date of acquisition as the Company had an effective 100% controlling interest and right to profit and losses.

        During 2003, Aktiv Gruppen Holding organized the subsidiary Aktiv Boligopsparing ApS and distributed an 20% interest to each of 4 individuals for DKK 26,000 receivables from each of the individuals, these interests were reacquired from these individuals from during 2004 and 2005 in connection with collection of the receivables. The Company consolidated 100% of the DKK 161 losses as required by Financial Accounting Standards Board (FASB) Interpretation No. 46R.


        PROPERTY, PLANT AND EQUIPMENT

               For our operations, we lease 412 square meters in Kolding, Denmark, 305 square meters in Copenhagen, Denmark and 354 square meters in Kristiansand, Norway.

        The total aggregate annual lease costs were approximately DKK 785,000 (not in thousands) for the fiscal year ended June 30, 2006 The operating leases are cancelable by both parties through various times between 6 and 32 months. We believe that the current facilities for our media operations will be adequate for our purposes for at least the next 12 months. We also believe that there is a supply of alternative facilities available in each of the locations where we operate, should we deem it desirable to expand our facilities or otherwise change locations.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

        NONE.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

        OVERVIEW

        Our business currently consists of our property development operations and our wind energy operations. We have been in the business of property development since 2002. We started our wind energy business in June, 2005 with the acquisition of six operating wind turbines in Germany.


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

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase..

RESTRICTED CASH

        Restricted cash as of June 30, 2006 and 2005, includes customer deposit construction credits and bank deposits which are held as collateral for the underlying mortgage and construction loans.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

        The Company accounts for debt and equity investments in Marketable securities in accordance with Statement of Financial Accounting Standard. (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies or securities are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations. Marketable securities are classified as current if the Company has the ability or intention of selling the security within 12 months.


EQUITY METHOD INVESTMENTS

        Investments in corporate joint ventures, non-public companies or public companies in which we are significant shareholder but less than majority are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method if our percentage ownership is 20% or less or the equity method if our ownership is in excess of 20 but less than 50% and in which we do not have significant ability to influence management. For non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

        As of June 30, 2006 investments in non consolidated entities included:

                                                                     % OWNERSHIP
ENTITY                                                   NATION
Europe Vision PLC (Formerly Tritel Investments, Inc.)    Sweden         22.95%
Windpark Wriezener Hohe GmbH & Co KG                     Denmark        50.00%
Mediehuset Danmark ApS                                   Denmark        25.00%



CONTRACT & OTHER ACCOUNTS RECEIVABLE

        Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above The Company's policy for putting the loan on non-accrual status and to record an allowance for doubtful accounts is based upon management's best estimate of amount of probable losses resulting from the purchaser inability to make required payments.

        The following includes the changes in the allowance for doubtful accounts for the years ended June 30, 2004 to June 30, 2006:

Allowance for doubtful accounts:             Amounts
                                             charged
                                          (credited) to
                              Balance at    Operating                 Balance at
                                July 1      Expenses     Write-offs     June 30
                              ----------                              ----------
Year ended June 30, 2004         595           208            0          803
Year ended June 30, 2005         803           200          (352)        651
Year ended June 30, 2006         651           887          (586)        952

MORTGAGE LOANS RECEIVABLE

        Mortgage loans receivable represent a note received from the sale of real estate owned by the Company. All of the loans are secured by First Deeds of Trust in real property and are carried at unpaid principal. The Company monitors the recoverability of its loans and notes receivable. Interest on mortgage loans is recognized as revenue as it accrues during the period the loan is outstanding. Mortgage loans receivable are evaluated periodically for impairment. If it becomes evident that the borrower is unable to meet its debt service obligations and cannot satisfy its payments using sources other than sales or operations of the property securing the loan, such loan will be considered impaired. In that event, interest income on impaired loans will cease to accrue and the recorded amount will be reduced to the fair value of the collateral securing it.

PROPERTIES HELD FOR SALE OR FUTURE DEVELOPMENT

        Real estate inventory held for current sale or future development includes land, land development and carrying costs, including real estate taxes and assessments, management fees and other directly related costs incurred. It also includes the non-refundable deposits on land for future development. Costs are allocated to individual units based on the specific identification or relative sales value method. Real estate inventory held for current sale and land held for future development is carried at the lower of cost or fair market value. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the project. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual sales values and profits of the Company's inventory of land held for current sale and future development could be materially different than current expectations. To the extent that impairment has occurred, the excess of the carrying amount of such property over its estimated fair value, less estimated selling costs, will be charged to operations. As of June 30, 2006 and 2005, the Company's management believed that there was no impairment on the carrying value of real estate.

PROPERTY ON OPERATING LEASE

        Property on operating lease is stated at cost, net of accumulated depreciation, unless circumstances indicate that cost, net of accumulated depreciation, cannot be recovered from estimated future undiscounted cash flows, in which case, the carrying value of the property is reduced to its estimated fair value. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual results of operating and disposing of the Company's property could be materially different than current expectations. At June 30, 2006 and 2005, the Company's management believed that there was no impairment on the carrying value of the property. Depreciation of the building and improvements is provided using the straight line method over 30 years the estimated useful lives of the respective assets.

PLANT AND EQUIPMENT

        Plant, equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation.

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

        Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The depreciable basis of assets that are impaired and continue in use is their respective fair values.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

        Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses or remaining interest of businesses acquired. Other definite life intangibles assets consisted in 2006 of amounts paid for the rights to acquire land and the allocation of purchase price in asset and subsidiary acquisition to development rights in specific real estate development projects. The Company accounts for Goodwill and Other Intangible Assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and accordingly Goodwill and indefinite intangible assets are tested for impairment at least annually or when circumstances change that could result in impairment; definite-life intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

REVENUE RECOGNITION LONG TERM CONTRACT

        Real Estate development

        Revenues from real estate development contracts are recognized on the percentage-of-completion method, measured by the percentage of project / construction costs incurred to date to estimated total project / construction costs for each contract multiplied by the ratio of the number of units sold over the total number of units on a project by project basis. This method is used because management considers costs incurred to be the best available measure of progress on contracts in process.

        Construction  costs  of  projects  under  contract  include  all  direct material and labor costs and those indirect costs related to contract performance. Directly related selling, general, and administrative costs are capitalized and accreted included in cost of sales charged to expense as incurred. Provisions for estimated losses on the incomplete contracts are made in the period in which such losses are determined. Changes in estimated profitability are recognized in the period in which the revisions are determined. The aggregate of costs incurred and income recognized on incomplete contracts in excess of billings on uncompleted contracts is shown as a current asset. The aggregate of billings in excess of related costs incurred and income recognized would be shown as a current liability.

        All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the lease terms, commencing on the date that possession is taken by the tenant.

        Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying consolidated and combined statements of operations, are recognized when the related leases are cancelled and we have no continuing obligation to provide services to such former tenants.

        Wind Energy

        The Company recognizes revenue from the generation of wind energy in accordance with the terms of the individual wind turbines or windpark contracts with the German Electric Utility Companies. These contracts contain a 20 year fixed floor price to be paid per kilowatt hour delivered. Revenue is recognized upon delivery of the electricity to the electric utility substation and collection is probable.

ADVERTISING COSTS

        Advertising  costs  are  expensed  as  incurred.   In  the  consolidated
statements of operation advertising costs directly related to specific real estate projects are included in cost of sales.

INCOME TAXES

        The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount in which realization is more likely than not.

CONCENTRATION OF CREDIT RISK

        Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

A majority of the Company's current real estate development are located within Denmark.

All of the Company's wind turbines are located in Germany.


ASSET RETIREMENT OBLIGATIONS

        The Company's wind turbines are located on property leased from third parties. We are obligated to remove the wind turbine upon expiration. We account for these estimated obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and Financial Accounting Standards Board (FASB) Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations". SFAS No. 143 requires the accrual of the present value of the future estimated asset retirement obligations at installation, with an offsetting amount booked as additions to property & equipment. The estimated obligation is accreted to expense over the estimated life of the assets for the increase in the present value of the obligation.


        CONSOLIDATED RESULTS

        YEAR ENDED JUNE 30, 2006 COMPARED WITH YEAR ENDED JUNE 30, 2005

        Net sales for the year ended June 30, 2006 was DKK 414.6 million, an increase of DKK 167.3 million, or 67.6%, compared to net sales of DKK 247.3 million for the year ended June 30, 2005. This increase was primarily attributable to an overall increase in the activities of the company. Within the Real Estate Development segment the increased activity was due to a higher demand for our projects. Except for certain immaterial start-up general and administrative expenses (DKK 910,000) we had no material activities in our Wind Energy segment in the year ended June 30, 2005. Our Wind Energy segment began its activities in the year ended June 30, 2006. The table below compares sales for both years for our Real Estate development segment-and sets forth the sales for our Wind Energy segment for the year ended June 30, 2006.


                                ----------------------  ------------------------
                                        SALES            AMOUNT     PERCENTAGE
                                                        INCREASE     INCREASE
                                  2006        2005      (DECREASE)  (DECREASE)
                                ----------  ----------  ----------  ------------
                                            (IN THOUSANDS OF DKK)

Real Estate development:          414,588     247,333     167,255         67.6%
Wind Energy                        19,200         ---         ---          ---%
                                ----------  ----------  ----------  ------------
      Total                       433,788     247,333     186,455         75.4%
                                ----------  ----------  ----------  ------------


        Total operating expenses for the year ended June 30, 2006 were DKK 368.4 million, an increase of DKK 183.0 million, or 98.7%, from the total operating expenses of DKK 185.4 million for the year ended June 30, 2005. This increase is primarily attributable to an overall increase in the activities for the company. The table below compares our operating expenses by category for both years for our Real

Estate development segment, and sets forth our operating expenses by category for our Wind Energy segment for the year ended June 30, 2006.

                                ----------------------  ------------------------
                                   COST OF SALES        AMOUNT     PERCENTAGE
                                                       INCREASE     INCREASE
                                  2006       2005     (DECREASE)   (DECREASE)
                                ----------  ----------  ----------  ------------
                                           (IN THOUSANDS OF DKK)

Real Estate development:          333,594     173,637     159,957         92.1%
Wind Energy                         1,202         ---         ---          ---%
                                ----------  ----------  ----------  ------------
      Total                       334,796     173,637     161,159         92.8%
                                ----------  ----------  ----------  ------------

                                ----------------------  ------------------------
                                SALES AND MARKETING     AMOUNT     PERCENTAGE
                                                       INCREASE     INCREASE
                                  2006       2005     (DECREASE)   (DECREASE)
                                ----------  ----------  ----------  ------------
                                           (IN THOUSANDS OF DKK)

Real Estate development:            1,049         907         142         15.7%
Wind Energy                             0         ---         ---          ----
                                ----------  ----------  ----------  ------------
      Total                         1,049         907         142         15.7%
                                ----------  ----------  ----------  ------------

                                ----------------------  ------------------------
                                      GENERAL/
                                   ADMINISTRATIVE       AMOUNT     PERCENTAGE
                                                       INCREASE     INCREASE
                                  2006       2005     (DECREASE)   (DECREASE)
                                ---------  ---------- -----------  -----------
                                           (IN THOUSANDS OF DKK)

Real Estate development:           19,632       9,442      10,190        107.9%
Wind Energy                         7,061         910       6,151        675.9%
                                ----------  ----------  ----------  ------------
      Total                        26,693      10,352      16,341        157.9%
                                ----------  ----------  ----------  ------------
                                ----------------------  ------------------------

                                    DEPRECIATION        AMOUNT     PERCENTAGE
                                                       INCREASE     INCREASE
                                  2006       2005     (DECREASE)   (DECREASE)
                                ---------  ---------- -----------  -----------
                                           (IN THOUSANDS OF DKK)

Real Estate development:              681         520         161         31.0%
Wind Energy                         5,136         ---         ---          ---%
                                ----------  ----------  ----------  ------------
      Total                         5,817         520       5,297       1018.7%
                                ----------  ----------  ----------  ------------
                                ----------------------  ------------------------


        In our Real Estate Development segment our operating expenses increased as a result of our increased sales.


        For the year ended June 30, 2006, the gross profit for our Real Estate Development segment was DKK 80,994 or 19.5% of segment revenues, while the gross profit for the year ended June 30, 2005 was

DKK 73,696 or 29.8%of segment revenues. The increase in the gross profit is due to a higher demand for our projects and the decrease in the gross profit margin is due to increasing building costs and the type of real estate projects sold during the period.

        In our Wind Energy segment the gross profit for the year ended June 30, 2006 was DKK 12,862 or 67.0% of segment revenues.

        For the year ended June 30, 2006 our operating  profit  increased by DKK
3.5 million to DKK 65.4 million compared to a profit of DKK 61.9 million for the year ended June 30, 2005.

        The operating profit for our Real Estate Development segment decreased by DKK 2.3 million to DKK 59.6 million compared to a profit of DKK 61.9 million for the year ended June 30, 2005. This decrease is attributable to increased operating expenses incurred as a result of our increased focus on further developing and enhancing our Real Estate Development business.

        For the year ended June 30, 2006, we had interest income of DKK 4.0 million and interest expense of DKK 14.6 million. For the year ended June 30, 2005, interest income was DKK 1.3 million and interest expense was DKK 9.2 million.

        For the year ended June 30, 2006 the Net income increased to DKK 45.9 million compared to a Net income of DKK 37.1 million for the year ended June 30, 2005 The increase in our Net income of DKK8.8 million is primarily attributable to an increase in our activities within both our Real Estate Development and Wind Energy segments.



YEAR ENDED JUNE 30, 2005 COMPARED WITH YEAR ENDED JUNE 30, 2004.

        During the fiscal years ended June 30, 2005 and June 30, 2004 the Company's revenues and expenses were, except for immaterial expenses for our wind energy business in 2005, exclusively attributable to our real estate development business. Therefore no segment information is provided in the discussion of the comparison of these results

        Net sales for the year ended June 30, 2005 was DKK 247.3 million, a decrease of DKK 48.7 million, or 16.5%, compared to sales of DKK 296.0 million for the year ended June 30, 2004. The decrease in sales was attributable to delays in obtaining the required municipality plans and building permits, which caused us to postpone the start of several planned projects. However, as a result of these delays, our pipeline of projects to be built and sold in the coming years has increased substantially.

        Total operating expenses for the year ended June 30, 2005 were DKK 185.4 million (of which 0.9 million were attributable to the wind energy segment), a decrease of DKK 81.0 million, or 30.4%, from the total operating expenses of DKK
266.4 million for the year ended June 30, 2004. This decrease was primarily attributable to a decrease in our cost of sales of DKK 85.5 million and an increase in general and administrative expenses of DKK 4.9 million (of which 0.9 million were attributable to the wind energy segment).

        For the year ended June 30, 2005, our operating income was DKK 61.7 million or 24.9% of sales. For the year ended June 30, 2004, the operating income was DKK 29.6 million, or 10.0% of sales.

        For the year ended June 30, 2005, we had interest income of DKK 1.3 million and interest expense of DKK 9.2 million. For the year ended June 30, 2004 interest income was DKK 0.6 million and interest expense was DKK 2.3 million.

        Our Net income for the year ended June 30, 2005 increased to DKK 37.1 million compared to a Net income of DKK 17.5 million for the year ended June 30, 2004. The increase in our Net income of DKK 19.6 million or112% is primarily attributable to increased sales offset by increased cost of sales, increased general and administrative expenses and increased income tax expense.


B.      LIQUIDITY AND CAPITAL RESOURCES

        For the year ended June 30, 2006,  cash provided by  operations  was DKK
56.8 million compared to cash provided by operations of DKK 17.9 million for the year ended June 30, 2005, an increase of DKK 38.9 million. The increase was primarily due to an increase in our Net income and an increase in customer's deposits of DKK 49.2 million, partly offset by a decrease in other receivables and account payable.

        For the year ended June 30, 2006, cash provided by investing activities was DKK 6.3 million compared to cash provided by investing activities of DKK 1.0 million for the prior year, an increase of DKK 5.3 million. This increase was partly due to an increase in cash acquired in business acquisitions and notes receivable from related party offset by cash used to purchase investments and a decrease in mortgage deed receivables.

        For the year ended June 30, 2006, cash used in financing activities was DKK 64.4 million compared to cash provided by financing activities of DKK 20.5 million for the prior year, an increase of DKK 84.9 million. This increase was primarily due to an increase in short- and long-term borrowings of DKK 261.5 and an increase in proceeds from the issuance of our common stock of DKK 155.8 million offset by a decrease in restricted cash of DKK 352.8 million.

        Our capital expenditures for the year ended June 30, 2006 were DKK 2.4 million. These expenditures primarily related to office equipment (furniture's) and IT

        We believe that our cash on hand and the positive trend of our operating cash flow together with borrowings currently available and other potential sources of funds as described above will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend of our operating cash flow does not continue, such circumstances could put a substantial burden on our cash resources.

CONTRACTUAL OBLIGATIONS (in thousands of DKK)
----------------------------- ------- ---------- ----------- -------------------

                                       YEAR
                                       ENDED
                                      JUNE 30,
CONTRACTUAL OBLIGATIONS                 2007     LATER YEARS   TOTAL OBLIGATIONS
----------------------------- ------- ---------- ----------- -------------------

Operating leases                        3,442        36,691          40,133
----------------------------- ------- ---------- ----------- -------------------

TOTAL CONTRACTUAL OBLIGATIONS           3,442        36,691          40,133
----------------------------- ------- ---------- ----------- -------------------

        INFLATION

        We do not believe that inflation had a material impact on our results of operations.


        IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In September 2006, the Chief Accountant of the SEC issued a letter regarding the accounting implications of certain option granting practices of which the SEC staff has become aware, many of which affect the determination of an option's measurement date. Although not yet embodied in a separate accounting pronouncement, the Chief Accountant's letter elaborates on the staff's view as to accounting issues related to APB Opinion 25, "Accounting for Stock Issued to Employees", should a registrant's practices related to such matters be reviewed. The Company is evaluating the impact of the Chief Accountant's letter, but does not presently believe that its consolidated financial statements will be effected thereby.

        In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under two widely-used methods for quantifying the effects of financial statement misstatements, generally referred to as the "roll-over" and "iron curtain" methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company expects to apply SAB 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ending June 30, 2007. When the Company initially applies the provisions of SAB 108, it does not presently expect to record any effects of financial statement misstatements.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first, evaluating whether a tax position has met a more-likely-than-not recognition threshold, and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company beginning July 1, 2007. Management is currently reviewing FIN 48 to determine the impact of adopting it and its materiality to the Company.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140" (SFAS 155). SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. The statement also resolves and clarifies other specific SFAS No. 133 and SFAS No. 140 related issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will be required to adopt SFAS No. 155 on July 1, 2007 and do not expect that it will have a material effect on our Consolidated Financial Statements.

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

          In September 2005, the FASB ratified EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF No. 05-7"), which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt. EITF No. 05-7 is effective for the first interim or annual reporting period beginning after December 15, 2005. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement will have on its financial statements.


        OFF BALANCE SHEET ARRANGEMENTS

        The Company is not aware of any material transactions which are not disclosed in its consolidated financial statements.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth, as of December 1, 2006, the name, position, age, principal occupation and address and the date on which they first became an officer or director for our directors and senior management.


                                                                                 DATE BECAME A
     NAME AND POSITION          AGE       PRINCIPAL OCCUPATION AND ADDRESS       DIRECTOR/OFFICER
-----------------------------  ------  ----------------------------------------  ----------------
Bo Kristensen                           Chief Executive Officer of
  President, Chief                      EuroTrust A/S
  Executive Officer ........            Kokholm 3
                                47      6000 Kolding
                                        Denmark                                      May 2006

Soren Degn                              Chief Financial Officer of
  Chief Financial Officer...    37      EuroTrust A/S
                                        Kokholm 3
                                        6000 Kolding                               September
                                        Denmark                                        2003

Erik Damgaard                           Private Investor
  Chairman of the Board.....    45      c/o EuroTrust A/S
                                        Kokholm 3
                                        6000 Kolding
                                        Denmark                                   December 2005

                                                                                 DATE BECAME A
     NAME AND POSITION          AGE       PRINCIPAL OCCUPATION AND ADDRESS       DIRECTOR/OFFICER
-----------------------------  ------  ----------------------------------------  ----------------
Peter Juul                      44      Chief Executive Officer of Aktiv
  Director, Chief Executive             Gruppen Holding A/S and a Director of
  Officer of Aktiv Gruppen              EuroTrust A/S
  Holding A/S...............            Kokholm 3
                                        6000 Kolding
                                        Denmark                                   December 2005

John J. Stuart, Jr.(1)(2)               Chief Financial Officer of
  Director..................    67      Irvine Sensors Corporation
                                        3001 Redhill Avenue
                                        Costa Mesa, CA 92626-4532
                                        USA                                         May 1998

Christian Rovsing (1)(2)                Management Consultant
  Director..................    70      c/o EuroTrust A/S
                                        Kokholm 3
                                        6000 Kolding
                                        Denmark                                    May 2006

Jan Berger(1)(2)                        Management Consultant
  Director..................    63      c/o EuroTrust A/S
                                        Kokholm 3
                                        6000 Kolding
                                        Denmark                                     May 2003

------------------------
(1)     Member, audit committee of the Board of Directors.

(2)     Member, compensation committee of the Board of Directors.

BO KRISTENSEN, PRESIDENT, CHIEF EXECUTIVE OFFICER

        Mr. Kristensen has been our Chief Executive Officer since May 2006. He has been affiliated as partner and responsible for economy and financing in the subsidiary Aktiv Gruppen Holding A/S since 2001. Mr. Kristensen also serves as a member of the board for several of our wholly owned subsidiaries.Mr. Kristensen has a Graduate Diploma in Economics (Management Accounting) and Higher Commercial Examination. Mr. Kristensen is highly experienced in both business areas - Renewable Energy and Estate Development

SOREN DEGN, CHIEF FINANCIAL OFFICER

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


B.      COMPENSATION

        EXECUTIVE COMPENSATION

        Cash compensation paid by us and our subsidiaries for the year ended June 30, 2006 to our directors and senior management for services in all capacities, other than professional fees, totaled approximately DKK 5.4 million (approximately $0.9 Million). In addition, we maintain a standard pension plan for our executive officers under the terms of which we contribute an amount equal to 15% of their annual salary to the plan. The total contribution for the year ended June 30, 2006 totaled approximately DKK 168 (approximately $29).

        We have an employment agreement with Mr. Soren Degn our chief financial officer which provides, among other things, for an annual salary of DKK 1,680. Mr. Degn's employment agreement will initially expire on December 31, 2008. However the agreement will automatically be extended for unlimited 1-year periods unless we provide him with 2 years advance notice that the Company will not renew his employment.

        We have an employment agreement with Mr. Bo Kristensen our chief executive officer which provides, among other things, for an annual salary of DKK 2,280. Mr. Kristensen's employment agreement will initially expire on June 30, 2009. However the agreement will automatically be extended for unlimited 1-year periods unless we provide him with 30 months advance notice that the Company will not renew his employment.

        OPTIONS

        No options were granted pursuant to our stock option plan to the named executive officers during the year ended June 30, 2006.

        DIRECTOR COMPENSATION

        Directors are reimbursed for expenses they incur in connection with attending meetings of the Board of Directors and committees thereof. We may periodically grant options to our directors, although the amount and timing of those grants are determined by the Board in its sole discretion. In addition, our independent directors are paid (U.S.) $6.25 per quarter for serving as a director and receive (U.S.) $1.5 for each Board meeting which they attend in person and (U.S.) $.5 for each Board meeting which they attend by telephone. In addition the Chairman of our Audit Committee is paid an additional (U.S.) $2.500 per quarter. Directors may also receive a one time grant of ordinary shares when they first join our Board.

C.      BOARD PRACTICES

        Our Board of Directors may consist of between three and seven members. As of December 1, 2006, the Board consisted of five members. Under certain provisions of the Danish Companies Act, our employees have the right to elect three board members. However, our employees have not exercised this right.

        Each director is elected by a vote at the annual or special meeting of the shareholders and serves for a term of one year. All of our current directors were elected or re-elected at the annual general meeting held on November 17, 2006.

        There is no restriction on the re-election of directors. The quorum for a meeting of the Board of Directors is a simple majority. All members of the Board of Directors have equal voting rights and all resolutions are passed by a simple majority.

        The citizenships of the directors are as follows:

       Name                                  Country of Citizenship
     --------------------------------------------------------------------------

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

        We have obtained an insurance policy under which our directors and officers are insured against losses arising from their acts or omissions in their capacities as directors or officers up to DKK 40 million. This policy has a DKK 50, deductible.

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

D.      EMPLOYEES

As of June 30, 2006, we had 91 employees, an increase from 82 employees for the prior year. This increase is primarily attributable to the growth of our business All of our employees are located in Denmark and Norway (see the following table.) The table below gives a breakdown of our employees and area of employment:

                                     Denmark   Norway    Total

Sales and Marketing                      3        1        4
Customer Service and Support             4        1        5
Technical                                1        0        1
Finance and Administration              16        1       17
Other                                   61        3       64
                                    ----------------------------
     Totals                             85        6       91
                                    ----------------------------


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

        E. The following table sets forth the ownership of our ordinary shares by the individuals named in Item 6.A., as of December 1, 2006

                                  NUMBER ORDINARY
           NAME                 SHARES AND ADSs (1)       PERCENT (2)
---------------------------    ----------------------    -------------
Bo Kristensen                        3,180,303               9.28
Erik Damgaard                        2,652,700               7.74
Peter Juul                           1,910,967               5.58
Soren Degn                               *                    *
John J. Stuart, Jr.                      *                    *
Christian Rovsing                        *                    *
Jan Berger                               *                    *
All officers and directors
   As a group (7 persons)            8,072,760              23.50

-----------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of December 1, 2006 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) As of December 1, 2006, 34,258,260 ordinary shares were issued, including no treasury shares. Beneficial ownership percentages are calculated based on 34,258,260 ordinary shares issued and outstanding as of December 1, 2006. Of the amount issued, 34,246,386 ordinary shares have been deposited (represented by 34,246,386 ADSs, each representing one ordinary share issued) under the Deposit Agreement with The Bank of New York.


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        The following table sets forth information, as of December 1, 2006 with respect to the beneficial ownership of our ordinary shares by each shareholder known by us to beneficially own more than 5% of our ordinary shares.

          NAME OF BENEFICIAL OWNER(1)                 SHARES BENEFICIALLY OWNED
                                                         NUMBER (1)   PERCENT

Erik Damgaard                                            1,910,967      5.58%
A,O, Holding ApS, controlled by Arne Olsen               3,614,017     10.55%
J,L,Invest Holding ApS, controlled by Jan Larsen         2,133,332      6.20%
Dansk Anlaegsinvest ApS, controlled by Bo Kristensen     3,183,303      9.28%
Volleshave Holding ApS, controlled by Peter Juul         2,652,700      7.74%
Peter Forchhammer                                        2,343,825      6.84%
Vind  Energi Invest A/S                                  2,300,000      6.71%
Invesco Perpetual                                        2,725,000      8.00%
TOTAL                                                   20,860,144     60.90%
                                                       ============   ========


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

B.      RELATED PARTY TRANSACTIONS

        During 2006, the Company sold 55 holiday condominiums for DKK 103,131 to Marienlyst Hotel Invest A/S (MHI). MHI is partially owned by two shareholders who own approximately 5% of the outstanding shares of EuroTrust A/S at June 30, 2006, one of which is the president of the EuroTrust A/S' Norwegian operations. At June 30, 2006 the company had received DKK 4,000 of the purchase price and recorded a DKK 99,131 6% mortgage deed receivable for the balance During September 2006, the Company collected an additional DKK 11,000 against the note receivable.

        During January 2006, the Company purchased the remaining 75% interest of Windpark Timpberg GmbH & Co Zehnte Wind KG from our Chief Executive Officer for DKK 5,382.

        The Chairman of the board of directors and Chief Executive Officer of Aktiv Gruppen Holdings A/S, who is also a director of EuroTrust, was a partner of Interlex Lawyers until December 31, 2005. The Company paid DKK 754 and DKK 1,976 to Interlex Lawyers for legal services during June 30, 2004 and 2005, respectively. The total outstanding payables due to Interlex Lawyers as at June 30, 2004 and June 30, 2005 were DKK 28 and DKK 587, respectively.


C.      INTERESTS OF EXPERTS AND COUNSEL,

        Not applicable because this is an Annual Report filed under the Exchange Act of 1934.


ITEM 8.   FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18, "Financial Statements" and pages F-1 through F-43 of this report.

LEGAL PROCEEDINGS

        In 2003, we terminated our contract with PA Tomrerforretning, the general contractor retained by us in connection with the construction of our Rodvig Hytte og Feriecenter real estate development project. We cancelled the contract due to considerable delays and defects with the construction of the project. On October 31, 2005 the High Court of Denmark ordered us to pay DKK 1,300,000 to the guarantor of the general contractor. We appealed immediately to the Supreme Court of Denmark, which appeal is still pending.

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

        On June 30, 2006, there were 28,680,886 New ADSs issued and outstanding representing 28,680,886 ordinary shares. On December 1, 2006 there were 34,246,386 New ADSs issued and outstanding representing 34,246,386 ordinary shares.

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


                                               AMERICAN
                                              DEPOSITARY
                                                SHARES
                                           ----------------
                                            HIGH       LOW
                                           ------    ------

 Year Ending June 30, 2002:                 $2.34     $0.65

 Year Ending June 30, 2003:                 $5.95     $0.46

 Year Ending June 30, 2004:                 $5.50     $1.75

 Year Ending June 30, 2005:
 First Quarter                              $4.75     $4.06
 Second Quarter                             $6.00     $4.40
 Third Quarter                              $6.00     $4.12
 Fourth Quarter                             $6.51     $4.41

                                               AMERICAN
                                              DEPOSITARY
                                                SHARES
                                           ----------------
                                            HIGH       LOW
                                           ------    ------

 Year Ending June 30, 2006:
 First Quarter                              $6.97     $5.40
 Second Quarter                            $12.08     $4.85
 Third Quarter                             $13.65    $10.07
 Fourth Quarter                            $18.45    $12.50

 Month Ending:
 December 2006 (as of December 19, 2006)   $14.99    $13.39
 November 30, 2006                         $15.80    $12.50
 October 31, 2006                          $12.80    $11.95
 September 30, 2006                        $12.41    $11.27
 August 31,, 2006                          $13.19    $11.38
 July 31, 2006                             $14.53    $12.44


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

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

        See Exhibit 1.1.

C.      MATERIAL CONTRACTS

        o We purchased all of the remaining issued and outstanding ordinary shares ("Shares") of AGH Nordan Invest A/S, a Denmark corporation, not already owned by us from three selling shareholders pursuant to the following separate Share Purchase Agreements, each dated April 25, 2006, between Eurotrust and:

                a) Kalodde AS, to purchase 100,000 Shares at a purchase price of 1,060,000 New Ordinary Shares;

                b) Soprosjekt Holding AS, to purchase 50,000 Shares at a purchase price of 530,000 New Ordinary Shares; and

                c) Soren Hager Holding 2 ApS, to purchase 100,000 Shares at a purchase price of 1,060,000 New Ordinary Shares.

        o As described above in Section Item 4. B. "Business Overview", in May 2006 we entered into an agreement to acquire a 50.25% interest in European Wind Farms A/S. Pursuant to that agreement we purchased an aggregate of 3,030,000 ordinary shares from European Wind Farms and European Energy Systems A/S for aggregate cash and non-cash consideration equal to DKK 190,029,800.

        o In June 2006, pursuant to a Share Purchase Agreement, we acquired 2S Ejendomsinvest ApS, a Denmark corporation, all of its wholly-owned subsidiaries by purchasing all the issued and outstanding ordinary shares of 2S Ejendomsinvest, a Denmark corporation, at a purchase price of DKK 134,160,000.


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

        In general, a Danish withholding tax of 28% is levied on all dividends. However, corporate shareholders holding at least 10 % (for 2007 and 2008 at least 15%) of the share capital for a consecutive period for at least one year may be exempt from Danish withholding tax on dividends. The dividend in question must be covered by the double tax treaty between Denmark and United States. Further, a United States holder (individual or a company) may apply to the Danish tax authorities for a partial refund of the dividends tax that has been withheld under the Treaty. If this refund request is granted, the Danish withholding tax on such dividends is effectively reduced to 15%. The rate is reduced to 5% for corporate shareholders holding at least 10% of the share capital. We do not presently contemplate the payment of any dividends on our ordinary shares or ADSs. However, should we decide to make payment of dividend, we will apply to the Danish tax authorities for a blanket exemption allowing us to withhold only 15% of all gross dividends paid to a United States holder. While we believe that such an exemption will be granted, there can be no assurance that this will occur. Shareholders eligible for further reduction must apply individually for such reduction.

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

I.      SUBSIDIARY INFORMATION

        Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        At June 30, 2006, we did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did we view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if we priced products in one currency while material costs and expenses were denominated in a different currency. We do not believe that the operational currency exchange risk is material. However, from time to time we enter into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. Throughout the year ended June 30, 2006 and specifically at June 30, 2006, we had no material foreign exchange contracts outstanding.


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


ITEM 16 C      PRINCIPAL ACCOUNTANT FEES AND SERVICES

        AUDIT FEES

     For the fiscal years ended 2005 and 2006, our principal accounting firm, Gregory & Associates, LLC, billed aggregate fees of approximately $102,555 and $239,810 respectively for the audit of our 2005 and 2006 financial statements.

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

ITEM 19.       EXHIBITS

   1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

   1.2  Rules of Procedures of the Registrant, as amended (2)

   2.1  Employee and Director Subscription Option Plan (4)

   4.5 Form of Employment Agreement between the Registrant and Bo Kristensen effective as of July 1, 2005 *

   4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005 (4)

   4.7 Share Purchase Agreement for the purchase of 100,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Kalodde AS dated April 25, 2006*

   4.8 Share Purchase Agreement for the purchase of 50,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Sorprosjekt Holding AS dated April 25, 2006*

   4.9 Share Purchase Agreement for the purchase of 100,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Soren Hager Holding 2 ApS dated April 25, 2006*

  4.10 Share Purchase Agreement for the purchase of 2S Ejendomsinvest ApS dated as of June 2, 2006*

  4.11 Share Purchase Agreement for the purchase of a 50.25% interest of European Wind Energy Farms A/S dated as of May 10, 2006*

   8.1  List of the Subsidiaries of the Registrant *

  11.1  Code of Ethics (3)

  12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)*

  12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)*

  13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350*

  13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350*

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

                                   SIGNATURES

        Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kolding, Denmark.

                                        EUROTRUST A/S



Dated:  December 29, 2006               By:   /s/ Bo Kristensen
                                           ------------------------------------
                                             Bo Kristensen
                                             Chief Executive Officer
                                             (Principal Executive Officer)



Dated:  December 29, 2006               By:   /s/ Soren Degn
                                           ------------------------------------
                                             Soren Degn
                                             Chief Financial Officer
                                             (Principal Financial and
                                             Accounting Officer)

                    TABLE OF CONTENTS TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ...................  F-2
Consolidated Balance Sheets as of June 30, 2005 and 2006 ..................  F-3
Consolidated Statements of Operations for the Years Ended
June 30, 2004, 2005 and 2006 ..............................................  F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
June 30, 2004, 2005 and 2006 ..............................................  F-6
Consolidated Statements of Comprehensive Income (Loss)
for the Years Ended June 30, 2004, 2005 and 2006 ..........................  F-7
Consolidated Statements of Cash Flows for the Years Ended
June 30, 2004, 2005 and 2006 ..............................................  F-8
Notes to Consolidated Financial Statements ................................  F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Aktiv Gruppen Holdings A/S and Subsidiaries

        We have audited the accompanying consolidated balance sheets of EuroTrust A/S and Subsidiaries as of June 30, 2005 and 2006 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended June 30, 2004, 2005 and 2006. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EuroTrust A/S and Subsidiaries at June 30, 2005 and 2006 and the consolidated results of its operations and its cash flows for the years ended June 30, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States.

/s/ Gregory & Associates, LLC
Salt Lake City, Utah
December 19, 2006

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                JUNE 30,
                                                              --------------------------------------------
                                                                  2005            2006            2006
                                                              ------------    ------------    ------------
                                                                   DKK             DKK             US$
ASSETS
Current assets:
    Cash and cash equivalents                                        1,619         129,118          22,006
    Restricted cash                                                 80,998         436,291          74,358
    Marketable securities - available for sale                       5,003          13,919           2,372
    Contracts receivable, net of allowances for doubtful
    accounts of DKK 651 in 2005 and DKK 952 in 2006                 34,220          48,750           8,309
    Notes receivable and accrued interest related party             36,291               0              --
    Construction in progress / Cost in excess of billing           233,838         439,145          74,845
    Valued added tax receivables                                     8,310          15,093           2,572
    Prepaid expenses and deposits                                      522          10,362           1,766
    Other receivables                                               10,333          61,563          10,492
                                                              ------------    ------------    ------------
Total current assets                                               411,134       1,154,241         196,720
    Mortgage deed receivables                                        8,471         109,857          18,723
    Rent and other long term deposits                                  293          60,812          10,364
    Long term investments at cost                                        0           1,319             225
    Equity method investment                                         5,872         102,767          17,515
    Plant and equipment, net                                           669          10,675           1,819
    Wind turbines, net                                              99,239         281,008          48,135
    Wind turbines deposits                                           9,334              --              --
    Property held for resale or future development                  68,759         210,935          35,950
    Property on operating lease, net                                 7,867          10,024           1,708
    Other intangible assets                                              0         177,270          30,213
    Goodwill                                                             0         169,639          28,912
                                                              ------------    ------------    ------------

Total assets                                                       611,638       2,288,547         390,043
                                                              ============    ============    ============


         DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                               JUNE 30,
                                                              --------------------------------------------
                                                                  2005            2006            2006
                                                              ------------    ------------    ------------
                                                                   DKK             DKK             US$
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
    Notes payable and other current debt obligations               402,758       1,271,794         216,756
    Payable for land and subsidiary purchases                            0         172,220          29,352
    Accounts payable, trade                                         62,255          81,791          13,940
    Accounts payable, related parties                                   18           6,859           1,169
    Accrued expenses                                                34,866          43,430           7,402
    Customer deposits                                                4,458          59,126          10,077
    Income taxes payable                                             2,223             147              25
    Deferred  taxes liabilities                                     15,165          25,222           4,298
                                                              ------------    ------------    ------------
Total current liabilities                                          521,743       1,660,589         283,019

Long term liabilities:
    Notes payable and other debt, long term                         25,366          35,263           6,010
    Capital lease obligation                                             0           1,451             247
    Asset retirement obligation                                        979           1,088             185
                                                              ------------    ------------    ------------
Total long term liabilities                                         26,345          37,802           6,442
                                                              ------------    ------------    ------------

Total Liabilities                                                  548,088       1,698,391         289,461
                                                              ------------    ------------    ------------


Minority interest in subsidiaries                                        0             671             114
                                                              ------------    ------------    ------------

Shareholders' equity:

      Common shares, par value 7,50 DKK 22,050,000 and
      57,393,926 authorized 22,050,000 and 33,352,759 shares
      issued and outstanding at 2005 and 2006                      165,375         250,071          42,620

      Additional paid-in capital                                  (159,045)        238,315          40,617

      Retained earnings                                             57,259         103,149          17,580

      Cumulative other comprehensive income, net of
      deferred tax                                                     (39)         (2,050)           (349)
                                                              ------------    ------------    ------------
Total shareholders' equity                                          63,550         589,485         100,468
                                                              ------------    ------------    ------------

Total liabilities and shareholders' equity                         611,638       2,288,547         390,043
                                                              ============    ============    ============


         DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                         YEARS ENDED JUNE 30,
                                                                       2004             2005             2006             2006
                                                                   ------------     ------------     ------------     ------------
                                                                        DKK              DKK              DKK              US$
Net sales                                                               295,975          247,333          433,788           73,932

Operating expenses:
    Cost of sales (exclusive of depreciation)                           259,144          173,637          334,796           57,060
    Selling and marketing                                                 1,218              907            1,049              179
    General and administrative                                            5,710           10,352           26,693            4,549
    Depreciation                                                            339              520            5,817              991
                                                                   ------------     ------------     ------------     ------------
    Total operating expenses                                            266,411          185,416          368,355           62,779
                                                                   ------------     ------------     ------------     ------------

Operating income                                                         29,564           61,917           65,433           11,153

Other income (expenses)

    Interest income                                                         593            1,252            3,955              674

    Interest income - related party                                         175            1,050              348               59
    Interest expense                                                     (2,251)          (9,205)         (14,602)          (2,489)

    Loss on sale of fixed assets                                             --             (384)               6                1

    Loss from sales of businesses                                          (355)             (37)             590              101

    Foreign exchange gain (loss)                                             --               --              (32)              --

    Write-up (down) of long term investments                                 --             (250)              47                8

    Results of equity method investments                                     --              122              710              121

    Other (expenses) income, net                                            453           (1,423)           2,184              372
                                                                   ------------     ------------     ------------     ------------

Income before income taxes and minority interest                         28,179           53,042           58,639           10,000


    Income tax expense - current and deferred                            (7,823)         (15,146)         (12,117)          (2,065)

    Minority interest in net income (loss) of subsidiaries               (2,816)            (797)            (632)            (108)
                                                                   ------------     ------------     ------------     ------------

NET INCOME                                                               17,540           37,099           45,890            7,827
                                                                   ============     ============     ============     ============

BASIC INCOME PER WEIGHTED AVERAGE COMMON SHARE

Income from continuing operations                                          0.80             1.68             1.93             0.33
                                                                   ============     ============     ============     ============


Net income                                                                 0.80             1.68             1.93             0.33
                                                                   ============     ============     ============     ============

Weighted average common shares outstanding (in thousands)                22,050           22,050           23,760           23,760
                                                                   ============     ============     ============     ============

DILUTED INCOME PER WEIGHTED AVERAGE COMMON SHARES

Income from continuing operations                                          0.80             1.68             1.93             0.33
                                                                   ============     ============     ============     ============

Net income                                                                 0.80             1.68             1.93             0.33
                                                                   ============     ============     ============     ============

Weighted average common shares outstanding, assuming
dilution  (in thousands)                                                 22,050           22,050           23,829           23,829
                                                                   ============     ============     ============     ============

         DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                       COMMON        COMMON     ADDITIONAL    OTHER COM-
                                                       SHARES        SHARES      PAID-IN      PREHENSIVE     RETAINED
                                                     OUTSTANDING     AMOUNT      CAPITAL        INCOME       EARNINGS      TOTAL
                                                     (RESTATED)    (RESTATED)   (RESTATED)
                                                      ----------   ----------   ----------    ----------    ----------  -----------
                                                          DKK          DKK          DKK           DKK           DKK          DKK

BALANCE AT JUNE 30, 2003                              22,050,000      165,375     (159,045)           --         2,620        8,950

Unrealized gain on marketable securities                      --           --           --             7            --            7
Net income                                                    --           --           --            --        17,540       17,540
                                                      ----------   ----------   ----------    ----------    ----------  -----------


BALANCE AT JUNE 30, 2004                              22,050,000      165,375     (159,045)            7        20,159       26,496


Unrealized gain on marketable securities                      --           --           --           (46)           --          (46)
Net income                                                    --           --           --            --        37,099       37,099
                                                      ----------   ----------   ----------    ----------    ----------  -----------


BALANCE AT JUNE 30, 2005                              22,050,000      165,375     (159,045)          (39)       57,259       63,550

Adjustment of carrying value of wind
turbine purchased from a related party to
the carryover basis                                           --           --       (1,758)           --            --       (1,758)

Effect of recapitalization of subsidiary               6,542,759       49,071       71,093            --            --      120,168

Issuance of 2,000,000 common shares for cash           2,000,000       15,000      138,022            --            --      153,022

Issuance of 100,000  common shares upon
the exercise of warrants                                 100,000          750        2,014            --            --        2,764

Issuance of 2,650,000 common shares to
acquire the remaining 50% of AGH Norge  A/S            2,650,000       19,875      187,989            --            --      207,864

Currency translation adjustment                               --           --           --            16            --           16

Unrealized loss on marketable securities,
net of deferred taxes                                         --           --           --        (2,027)           --       (2,027)

Net income                                                    --           --           --            --        45,890       45,890
                                                      ----------   ----------   ----------    ----------    ----------  -----------


BALANCE AT JUNE 30, 2006                              33,342,759      250,071      238,315        (2,050)      103,149      589,485
                                                      ----------   ----------   ----------    ----------    ----------  -----------

BALANCE AT JUNE 30, 2006                              33,352,759   USD 42,620   USD 40,617      USD (349)   USD 17,580  USD 100,468
                                                      ----------   ----------   ----------    ----------    ----------  -----------


         DKK amounts have been converted into US$ at an exchange rate of
          $1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                       YEARS ENDED JUNE 30,
                                                                       2004             2005             2006             2006
                                                                   ------------     ------------     ------------     ------------
                                                                        DKK              DKK              DKK              US$

Net income                                                               17,540           37,099           45,890            7,821

Realized gain on investments net of  taxes of DKK 0 in 2004,
2005 and 2006                                                                --               --               --               --

Unrealized investment gains (losses) , net of

taxes of DKK 0, 0, and 805 in 2004, 2005 and 2006                             7              (46)          (2,011)            (343)
                                                                   ------------     ------------     ------------     ------------

Comprehensive net income                                                 17,547           37,053           43,879            7,478
                                                                   ============     ============     ============     ============


         DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                         YEARS ENDED JUNE 30
                                                                       2004             2005             2006             2006
                                                                   ------------     ------------     ------------     ------------
                                                                        DKK              DKK              DKK              USD
Cash flows from operating activities:

Net income                                                               17,540           37,099           45,890            7,821

Adjustments to reconcile net loss (income) to cash provided by (used in) operating activities:

    Depreciation, amortization and write down                               451              765            7,230            1,232

    Loss on sale of fixed assets                                             --              384              387               66

    Gain on equity method investments                                        --               --              959              163

    Interest earned on notes receivable - related party                    (176)          (1,050)            (348)             (59)

    Deferred tax                                                          1,230           13,337           12,472            2,126

    Minority interest                                                     2,878           (2,878)             671              114

    Changes in operating assets and liabilities:                             --

        Accounts receivable                                             (33,833)          (5,238)         (10,043)          (1,712)

        Accounts receivable, related parties                                 --              (65)              --               --

        VAT receivable                                                    1,433           (3,343)           4,068              693

        Cost in excess of Billings                                     (204,265)         (16,586)          (3,277)            (559)

        Prepaid expenses                                                   (889)             347           (9,815)          (1,673)

        Income tax payable                                                5,468              166          (11,632)          (1,982)

        Other receivables                                               (17,259)           7,131          (14,202)          (2,420)

        Accounts payable                                                 28,165           23,708          (11,782)          (2,008)

        Accounts payable, related parties                                 9,725           (9,701)             833              142

        Accrued expenses                                                  8,208           (4,800)          (3,844)            (655)

        Customer Deposits                                                25,848          (21,390)          49,220            8,389
                                                                   ------------     ------------     ------------     ------------

        Cash (used in) provided by operating activities                (155,476)          17,886           56,787            9,678
                                                                   ============     ============     ============     ============

Cash flows from investing activities:

    (Purchase of investments) proceeds from sales of investments         (5,880)          (2,368)         (67,679)         (11,535)

    (Purchase of property) Proceeds from property held for resale         4,161           10,590           (5,734)            (977)

    (Payments) Refund of deposits on the purchase of windturbines            --           (9,334)           2,924              498

    Cash acquired in business acquisitions                                   --            1,856           71,558           12,196

    Mortgage deed receivables, net                                           --               --          (29,370)          (5,006)

    Notes receivable related party                                      (35,000)              --           36,639            6,245

    Purchase of fixed assets                                             (2,086)            (240)          (2,393)            (408)

    Proceeds from sales of fixed assets                                      --              487              350               60
                                                                   ------------     ------------     ------------     ------------

    Cash (used in) provided by investing activities:                    (38,805)             991            6,295            1,073
                                                                   ============     ============     ============     ============

Cash flows from financing activities:

    Net change in short- and long-term borrowings                       253,015          (12,494)         261,465           44.562

    Proceeds for common stock                                                --               --          155,786           26.551

    Payment on notes payable related party                                  (65)          (1,435)              --               --

    Net change in restricted cash                                       (55,637)          (6,586)        (352,833)         (60.134)
                                                                   ------------     ------------     ------------     ------------

    Cash provided by (used in) financing activities:                    197,313          (20,515)          64,418           10.979
                                                                   ============     ============     ============     ============

Net increase (decrease) in cash and cash equivalents                      3,032           (1,638)         127,500           21,730

Cash and cash equivalents, beginning of period                              224            3,256            1,618              276
                                                                   ------------     ------------     ------------     ------------
Cash and cash equivalents, end of period                                  3,256            1,618          129,118           22,006
                                                                   ============     ============     ============     ============
Cash paid for interest                                                    1,098            6,844
                                                                   ============     ============     ============     ============
Capitalized Interest                                                      8,092            6,330
                                                                   ============     ============     ============     ============
Cash paid for taxes                                                         838            1,375
                                                                   ============     ============     ============     ============

         DKK amounts have been converted into US$ at an exchange rate of
          $1=DKK 5.8674. The accompanying notes are an integral part of these consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVERSE ACQUISITION

        On April 17, 2006, EuroTrust A/S completed the reverse acquisition of Aktiv Gruppen Holdings A/S, "AGH" through the issuance of 22,050,000 shares (approximately 77% of the issued and outstanding shares after giving effect to the issuance) of EuroTrust A/S. to acquire all the issued and outstanding shares of AGH. In accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP"), the merger was accounted for as a recapitalization of AGH, wherein AGH became a 100% owned subsidiary of EuroTrust A/S. In connection with the merger EuroTrust effectively changed it fiscal year to June 30, from December 31.

DESCRIPTION OF BUSINESS

        The terms "EuroTrust A/S", "Company", "us", "we" and "our" as used in this report refer to EuroTrust A/S. and its subsidiaries (the "Company"). EuroTrust A/S and its subsidiaries (the "Company") currently operate in two reportable segments Real Estate Development and Wind Energy.

        The Company previously operated two reportable service-based segments: broadcast media with the Danish cable channel DK4 and provided production and broadcasting services in Scandinavia and throughout Europe, until these subsidiaries and assets were sold during April of 2006. The Company also provided Internet security products and services in Scandinavia; these operations were sold during 2003 and 2004.

Real Estate Development
-----------------------

        Through our ownership interest in Aktiv Gruppen A/S, corporate joint ventures and other subsidiaries, we own, acquire, and develop real estate on a nationwide basis in Denmark. Through our ownership interest in Bygg og Ejendomsutvikling Sor A/S, corporate joint ventures, cost and equity investments and our other subsidiaries, we own, acquire, and develop real estate in Norway.

        Our real estate development segment primarily develops homeowner condominium complexes, single family homes, recreational homes and multi-family rental complexes. The development occurs as we: 1) seek out desirable locations for property development, 2) acquire permission for resale of a finalized development project, 3) acquire the land or options to purchase the land, 4) design the project in cooperation with outside architects and engineers, 5) acquire governmental approval to build the project, 6) pre-sell through local real estate agents a minimum number of units, requiring purchasers to sign a binding sales contract and guarantee, 7) construct the properties through outside construction contractors and 8) sell remaining units if any.

        Our real estate segment also leases a 565 square meter office property in K0ge, Denmark.

Wind Energy
-----------

        During June 2005, the company entered its second operating segment through the acquisition of six operating wind energy turbines located in windparks in Germany. During 2006, the Company acquired an additional 19 operating wind energy turbines located in Germany. Each respective wind mill or windpark has entered into agreements with German electric utilities, where electricity prices are fixed for a 20-year period and manufacturers have agreed to operate the windparks at a fixed fee. We believe the wind turbines constructed or acquired in Germany can be financed up to 100%, with a fixed interest rate for up to 12-14 years. The company generally acquires a lease for the land for 20 years with two five year extensions, which correlates with the estimated life of the wind turbine.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements are prepared in accordance with ("US GAAP"), and include the accounts of AGH and subsidiaries for the year ending June 30, 2006 and EuroTrust A/S and its majority-owned subsidiaries for the period from date of acquisition on April 17, 2006 to June 30, 2006.

        The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at June 30, 2006:

                                                COUNTRY OF         INTEREST
    SUBSIDIARY                                 INCORPORATION       OWNERSHIP
    ----------                                 -------------       ---------

    Aktiv Gruppen Holdings A/S                    Denmark            100%
    AGH Norge A/S                                 Denmark            100% (1)(2)
    Euro909.dk A/S                                Denmark            100%
    EuroTrust PKI Services A/S                    Denmark            100%
    Selskabet af 1. Oktober 2004 A/S              Denmark            100%
    EuroTrust NetVaulting A/S                     Denmark            100%

    (1) Formally known as AGH Nordan Invest A/S

    (2) 50% owned directly by EuroTrust A/S and 50% owned by Aktiv Gruppen Holdings A/S, a wholly owned subsidiary of EuroTrust

        Other significant operating subsidiaries consolidated under Aktiv Gruppen Holdings A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at June 30, 2006 are as follows:

                                                         COUNTRY OF     INTEREST
    SUBSIDIARY                                         INCORPORATION   OWNERSHIP
    ----------                                         -------------   ---------

    Kronborg Byg ApS                                      Denmark         100%
    Ejendomsselskabet Parkhusene ApS                      Denmark         100%
    Ejendomsselskabet Faergegardsvej, Vordingborg ApS     Denmark         100%
    Ejendomsselskabet Krohaven ApS                        Denmark         100%
    Erritso Bygade 79 ApS                                 Denmark         100%
    Vognmandsmarken ApS                                   Denmark         100%
    Norrebjerg Boligpark ApS                              Denmark         100%
    Ejendomsselskabet Strandparken, Stege ApS             Denmark         100%
    Ejendomsselskabet Blavand Byferie ApS                 Denmark         100%
    Ejendomsselskabet Kildevej, Helsinge ApS              Denmark         100%
    Ejendomsselskabet Kommandorparken, Solr0d ApS         Denmark         100%
    Ejendomsselskabet Marienlyst Palae ApS                Denmark         100%
    Ejendomsselskabet Nyrad, Vordingborg ApS              Denmark         100%
    Ejendomsselskabet Soparken, Fredensborg ApS           Denmark         100%
    Ejendomsselskabet Olbycentervej 65 ApS                Denmark         100%
    Kobenhavns Byejendomme A/S                            Denmark         100%
    Ejendomsselskabet Hyltebjerg Alle ApS                 Denmark         100%
       Win:pro Invent GmbH & Co Zehnte Wind KG      (3)   Germany         100%
    Sonderborg Havnefront ApS                             Denmark         100%
    Ejendomsudviklingsselskabet af 2001 A/S               Denmark         100%

                                                         COUNTRY OF     INTEREST
    SUBSIDIARY                                         INCORPORATION   OWNERSHIP
    ----------                                         -------------   ---------
    Aktiv Boligopsparing ApS                              Denmark         100%
    Alpen Holidays Ferienhauser GmbH                      Austria         100%
    Delta Byg ApS                                         Denmark         80%
        Delta Houses SIA                            (1)   Latvia          80%
    Aktiv Wind ApS                                        Denmark         100%
    EWF Drei Funf GmbH & Co. KG                     (2)   Germany         78%
    Win:pro Invent Gmbh & Co. Neunte Wind KG        (2)   Germany         100%
    Aktiv Wind GmbH (1)                             (2)   Germany         100%
       EWF Eins Zwei GmbH & Co KG                   (2)   Germany         78%
       EWF Eins Drei GmbH & Co KG                   (2)   Germany         78%
       EWF Eins Vier GmbH & Co KG                   (2)   Germany         78%
       UW Thrana GmbH & Co KG                       (2)   Germany         78%
       EWF Zwei Eins GmbH & Co KG                   (2)   Germany         78%

       UW Nielitz GmbH & Co KG                      (2)   Germany         78%
       Komplementarselskabet Difko Buchbrunn I ApS  (2)   Denmark         100%
       K/S Difko Buchbrunn I                        (2)   Germany         100%

    AGH Norge A/S                                   (4)   Denmark         100%
       Nordan Parkhusene ApS                        (5)   Denmark         100%
       Den Gamle Skibssmedie ApS                    (5)   Denmark         100%
           Hotel Den Gamle Skibssmedie ApS          (6)   Denmark         100%
       Bygg og Ejendomsutvikling Sor A/S            (5)   Norway          100%
           Teamhus A/S                              (7)   Norway          100%
           Topdalfjordens Utvikling AS              (7)   Norway          100%
           Romaasen Utvikling AS                    (7)   Norway          100%
    Drejens Strandskovpark A/S                            Denmark         100%
    2S Ejendomsinvest ApS                                 Denmark         100%
         Silkegade Invest A/S                       (8)   Denmark         100%
         RGW A/S                                    (8)   Denmark         100%
         Romo Golf A/S                              (8)   Denmark         100%
         Romo Golf & Wellness A/S                   (8)   Denmark         100%
         Romo Ferie ApS                             (8)   Denmark         100%
    St. Rorbaek Byudvikling ApS                           Denmark         100%
    St. Rorbaek Byudvikling II ApS                        Denmark         100%
    St. Rorbaek Byudvikling III ApS                       Denmark         100%
    Gribskov Bolig ApS                                    Denmark         100%


    (1) Wholly owned  subsidiary of Delta Byg ApS

    (2) Wholly owned subsidiary of Aktiv Wind GmbH

    (3) Wholly owned subsidiary of Hytlebjerg Alle

    (4) 50% owned directly by EuroTrust A/S and 50% owned by Aktiv Gruppen Holdings, A/S

    (5) Wholly owned subsidiary of AGH Norge A/S

    (6) Wholly owned subsidiary of Den Gamle Skibssmedie ApS

    (7) Wholly owned subsidiary of Bygg og Ejendomsutvikling Sor A/S

    (8) Wholly owned subsidiary of 2S Ejendomsinvest ApS

        On December 12, 2005, AGH Norge A/S purchased a 100% interest in Bygg og Ejendomsutvikling Sor A/S. On June 1, 2006, the Company purchased the remaining 50% interest of AGH Norge A/S. The Company has consolidated the result of AGH Norge A/S from date of acquisition.

The minority interests' proportionate share of income or loss of AGH Norge A/S is included in the consolidated statement of operations through May 31, 2006.

        The results of operations for 2S Ejendomsinvest ApS have been included in the consolidated statement of operations from the date of acquisition on June 2, 2006 through June 30, 2006.

        The results of operations for Gribskov Bolig Aps have been included in the consolidated statement of operations from the date of acquisition on June 16, 2006 through June 30, 2006.

        The Company discontinued its Production and Broadcasting Operations with the sale of certain production vans during April 2006, and the sale of Europe Vision A/S and subsidiaries effective April 17, 2006.

        At June 30, 2006, the Company held a 25% interest in Mediehuset Danmark ApS; the investment is accounted for under the equity method of accounting.

        During January 2003, the Company purchased 50% of K0benhavns Byejendomme A/S from an entity controlled by a shareholder of the Company for DKK 1 (not in thousands) and acquired an option to purchase the remaining 50% plus the outstanding receivables and payables for DKK 1 (not in thousands), which the Company exercised January 15, 2005. The shares are acquired in order to utilize the net operating loss carry forward in K0benhavns Byejendomme A/S. At the time of acquisition the Company recorded contributed capital of DKK 480 in connection with the DKK 1.7 million (not in thousands) net operating loss carry forward. The Company has been consolidated from the date of acquisition as the Company had an effective 100% controlling interest and right to profit and losses.

        During 2003, Aktiv Gruppen Holding organized the subsidiary Aktiv Boligopsparing ApS and distributed a 20% interest to each of 4 individuals for DKK 26,000 receivable from each of the individuals; these interests were reacquired from these individuals during 2004 and 2005 in connection with collection of the receivables. The Company consolidated 100% of the DKK 161 losses as required by Financial Accounting Standards Board (FASB) Interpretation No. 46R.

INFORMATION EXPRESSED IN US DOLLARS

        Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.8674 DKK to one US Dollar, the approximate exchange rate at June 30, 2006. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

USE OF ESTIMATES

        The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the timing of the recognition of revenues and estimated costs based upon the percentage of completion, allowance for uncollectible accounts, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

RESTRICTED CASH

        Restricted cash as of June 30, 2006 and 2005 includes customer deposit construction credits and bank deposits which are held as collateral for the underlying mortgage and construction loans.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

        The Company accounts for debt and equity investments in Marketable securities in accordance with Statement of Financial Accounting Standard. (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies or securities are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations. Marketable securities are classified as current if the Company has the ability or intention of selling the security within 12 months.

EQUITY METHOD INVESTMENTS

        Investments in corporate joint ventures, non-public companies or public companies in which we are significant shareholder but less than majority are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method if our percentage ownership is 20% or less or the equity method if our ownership is in excess of 20 but less than 50% and in which we do not have significant ability to influence management. For non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

        As of June 30, 2006 investments in non consolidated entities included:

    ENTITY                                                  NATION   % OWNERSHIP

    Europe Vision PLC (Formerly Tritel Investments, Inc.)   Sweden      22.95%
    Windpark Wriezener Hohe GmbH & Co KG                    Denmark     50.00%
    Mediehuset Danmark ApS                                  Denmark     25.00%

CONTRACT & OTHER ACCOUNTS RECEIVABLE

        Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. The Company's policy for putting the loan on non-accrual status and to record an allowance for doubtful accounts is based upon management's best estimate of the amount of probable losses resulting from the purchaser's inability to make required payments.

        The following includes the changes in the allowance for doubtful accounts for the years ended June 30, 2004 to June 30, 2006:

Allowance for doubtful accounts:             Amounts
                                             charged
                                          (credited) to
                             Balance at     Operating                 Balance at
                               July 1        Expenses     Write-offs    June 30
                             ----------                               ----------

Year ended June 30, 2004        595            208            --          803
Year ended June 30, 2005        803            200           (352)        651
Year ended June 30, 2006        651            887           (586)        952

NOTES RECEIVABLE AND NOTES RECEIVABLE RELATED PARTY

        During 2004, the Company loaned to companies controlled by each of the five 20% shareholders of Aktiv Gruppen DKK 7,000 each for a total of DKK 36,291 with the related accrued interest at June 30, 2005. The notes accrue interest a rate of 3% per annum, payable on demand and are secured by marketable securities held by the controlled companies. During December 2005, the balance of the receivables was collected.

        Notes receivable were recorded as a result of the sale of Virus 112 and totaled DKK 10,450 and 5,750 at June 30, 2005 and 2006, respectively. Interest of 6% per annum is recorded and receivable on a quarterly basis. Principal payments of DKK 550 are payable quarterly beginning March 31, 2005 through December 31, 2009. During 2006, a payment of DKK 2,500 was credited against the balance for brokerage commissions toward the purchase of property, the Company also recorded a discount of DKK 250 to reflect a discount given on the full payment of the note during August 2006.

MORTGAGE LOANS RECEIVABLE

        Mortgage loans receivable represent a note received from the sale of real estate owned by the Company. All of the loans are secured by First Deeds of Trust in real property and are carried at unpaid principal. The Company monitors the recoverability of its loans and notes receivable. Interest on mortgage loans is recognized as revenue as it accrues during the period the loan is outstanding. Mortgage loans receivable are evaluated periodically for impairment. If it becomes evident that the borrower is unable to meet its debt service obligations and cannot satisfy its payments using sources other than sales or operations of the property securing the loan, such loan will be considered impaired. In that event, interest income on impaired loans will cease to accrue and the recorded amount will be reduced to the fair value of the collateral securing it.

PROPERTIES HELD FOR SALE OR FUTURE DEVELOPMENT

        Real estate inventory held for current sale or future development includes land, land development and carrying costs, including real estate taxes and assessments, management fees and other directly related costs incurred. It also includes the non-refundable deposits on land for future development. Costs are allocated to individual units based on the specific identification or relative sales value method. Real estate inventory held for current sale and land held for future development is carried at the lower of cost or fair market value. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the project. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual sales values and profits of the Company's inventory of land held for current sale and future development could be materially different than current expectations. To the extent that impairment has occurred, the excess of the carrying amount of such property over its estimated fair value, less estimated selling costs, will be charged to operations. As of June 30, 2006 and 2005, the Company's management believed that there was no impairment on the carrying value of real estate.

PROPERTY ON OPERATING LEASE

        Property on operating lease is stated at cost, net of accumulated depreciation, unless circumstances indicate that cost, net of accumulated depreciation, cannot be recovered from estimated future undiscounted cash flows, in which case, the carrying value of the property is reduced to its estimated fair value. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual results of operating and disposing of the Company's property could be materially different than current expectations. At June 30, 2006 and 2005, the Company's management believed that there was no impairment on the carrying value of the property. Depreciation of the building and improvements is provided using the straight line method over 30 years - the estimated useful lives of the respective assets.

PLANT AND EQUIPMENT

        Plant, equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost less accumulated depreciation.

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

        Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses or remaining interest of businesses acquired. Other definite life intangibles assets consisted in 2006 of amounts paid for the rights to acquire land and the allocation of purchase price in asset and subsidiary acquisition to development rights in specific real estate development projects. The Company accounts for Goodwill and Other Intangible Assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and accordingly Goodwill and indefinite intangible assets are tested for impairment at least annually or when circumstances change that could result in impairment; definite-life intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

REVENUE RECOGNITION LONG TERM CONTRACT

        Real Estate development

        Revenues from real estate development contracts are recognized on the percentage-of-completion method, measured by the percentage of project / construction costs incurred to date to estimated total project / construction costs for each contract multiplied by the ratio of the number of units sold over the total number of units on a project by project basis. This method is used because management considers costs incurred to be the best available measure of progress on contracts in process.

        Construction  costs  of  projects  under  contract  include  all  direct material and labor costs and those indirect costs related to contract performance. Directly related selling, general, and administrative costs are capitalized and accreted included in cost of sales charged to expense as incurred. Provisions for estimated losses on the incomplete contracts are made in the period in which such losses are determined. Changes in estimated profitability are recognized in the period in which the revisions are determined. The aggregate of costs incurred and income recognized on incomplete contracts in excess of billings on uncompleted contracts is shown as a current asset. The aggregate of billings in excess of related costs incurred and income recognized would be shown as a current liability.

        All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the lease terms, commencing on the date that possession is taken by the tenant.


        Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying consolidated and combined statements of operations, are recognized when the related leases are cancelled and we have no continuing obligation to provide services to such former tenants.

        Wind Energy

        The Company recognizes revenue from the generation of wind energy in accordance with the terms of the individual wind turbines or windpark contracts with the German Electric Utility Companies. These contracts contain a 20 year fixed floor price to be paid per kilowatt hour delivered. Revenue is recognized upon delivery of the electricity to the electric utility substation and collection is probable.

ADVERTISING COSTS

        Advertising costs are expensed as incurred. Advertising expenses totaled, DKK 7.8 million (not in thousands) and DKK 10.8 million (not in thousands) at June 30, 2005 and 2006, respectively. In the consolidated statements of operation advertising costs directly related to specific real estate projects are included under cost of sales.

INCOME TAXES

        The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount in which realization is more likely than not.

CONCENTRATION OF CREDIT RISK

        Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

A majority of the Company's current real estate development is located within Denmark.

All of the Company's wind turbines are located in Germany.

ASSET RETIREMENT OBLIGATIONS

        The Company's wind turbines are located on property leased from third parties. We are obligated to remove the wind turbine upon expiration. We account for these estimated obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and Financial Accounting Standards Board (FASB) Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations". SFAS No. 143 requires the accrual of the present value of the future estimated asset retirement obligations at installation, with an offsetting amount booked as additions to property & equipment. The estimated obligation is accreted to expense over the estimated life of the assets for the increase in the present value of the obligation.

STOCK OPTIONS

        The Company has stock option plans that provide for stock-based employee compensation, including the granting of stock options, to certain key employees [See Note 17]. Prior to January 1, 2006, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for awards made under the Company's stock-based compensation plans.

Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

        During the periods presented in the accompanying financial statements, the Company has granted options in connection with the reverse acquisition of EuroTrust A/S. The Company has adopted the provisions of SFAS No. 123R using the modified-prospective transition method and the disclosures that follow are based on applying SFAS No. 123R. Under this transition method, compensation expense recognized during the year ended June 30, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, and (b) compensation expense for all share-based awards granted on or after July 1, 2005. Accordingly, no compensation cost has been recognized for grants of options to employees and directors in the accompanying statements of operations with an associated recognized tax benefit of DKK 0 of which DKK 0 was capitalized as an asset for the period ended June 30, 2006. In accordance with the modified-prospective transition method, the Company's financial statements for the prior year have not been restated to reflect, and do not include, the impact of SFAS 123R. Aktiv Gruppen Holdings A/S prior to the reverse acquisition, had not issued any options and thus had not recorded any compensation cost for the stock option.

RESTATEMENT

        The common shares outstanding, common stock and additional paid in capital have been restated in the June 30, 2005 and 2004 financial statements to reflect the 22, 050,000 shares par value of DKK7.50 per share issued for the 10,000 shares par value of DKK 100 per share of Aktiv Gruppen Holding A/S in connection with the reverse acquisition.

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

RECLASSIFICATIONS

        Certain balances in the financial statements for June 30, 2004 and 2005 have been reclassified to conform to the headings and classifications used in the June 30, 2006 financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

        In September 2006, the Chief Accountant of the SEC issued a letter regarding the accounting implications of certain option granting practices of which the SEC staff has become aware, many of which affect the determination of an option's measurement date. Although not yet embodied in a separate accounting pronouncement, the Chief Accountant's letter elaborates on the staff's view as to accounting issues related to APB Opinion 25, "Accounting for Stock Issued to Employees", should a registrant's practices related to such matters be reviewed. The Company is evaluating the impact of the Chief Accountant's letter, but does not presently believe that its consolidated financial statements will be effected thereby.

        In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under two widely-used methods for quantifying the effects of financial statement misstatements, generally referred to as the "roll-over" and "iron curtain" methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company expects to apply SAB 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ending June 30, 2007. When the Company initially applies the provisions of SAB 108, it does not presently expect to record any effects of financial statement misstatements.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first, evaluating whether a tax position has met a more-likely-than-not recognition threshold, and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company beginning July 1, 2007. Management is currently reviewing FIN 48 to determine the impact of adopting it and its materiality to the Company.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140" (SFAS 155). SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. The statement also resolves and clarifies other specific SFAS No. 133 and SFAS No. 140 related issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will be required to adopt SFAS No. 155 on July 1, 2007 and do not expect that it will have a material effect on our Consolidated Financial Statements.

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

        In November 2005, the Financial Accounting Standards Board ("FASB") issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. Management does not currently expect that implementation of these statements will have a significant impact on the Company's consolidated financial position or results of operations.

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

        In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was adopted by the Company on July 1, 2006. Management is currently reviewing SFAS No. 154 to determine the effect of adopting it, but does not currently expect that it will have a material impact on the Company's consolidated results of operations and financial condition.

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

        In September 2005, the FASB ratified EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" ("EITF No. 05-7"), which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt. EITF No. 05-7 is effective for the first interim or annual reporting period beginning after December 15, 2005. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement will have on its financial statements.

2.      MARKETABLE SECURITIES

        The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                 GROSS       GROSS
                                              UNREALIZED  UNREALIZED      FAIR
                                     COST       GAINS       LOSSES       VALUE
                                   ---------  ----------  ----------   ---------

    June 30, 2005:
    Shares in Forstaedernes Bank          50          49           0          99
    Bonds in Dexia Dannevirke          3,000           0         (88)      2,912
    Bonds in Nordnet-Euro              1,318           0           0       1,318
    Bonds in Nordnet-Medium              674           0           0         674
                                   ---------  ----------  ----------   ---------
    Total  short-term investments      5,042          49         (88)      5,003
                                   ---------  ----------  ----------   ---------

    June 30, 2006:

    Shares in Forstaedernes Bank          50          73           0         123
    Bonds in Dexia Dannevirke         16,000           0      (3,020)     12,980
    Notabene.net A/S                     740          76           0         816

                                   ---------  ----------  ----------   ---------
    Total  short-term investments     16,790         149      (3,020)     13,919
                                   ---------  ----------  ----------   ---------



        The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income during 2005 and 2006. Bonds held in Dexia Dannevirke with a total cost price of DKK 3,000 are held as collateral for notes payable.

3.      EQUITY METHOD INVESTMENTS IN UNCONSOLIDATED COMPANIES

        The following is a summary of equity method investments (in DKK)

                                                                JUNE 30,
                                                            2005       2006
                                                          -------    -------
        Mediehuset Danmark ApS                                 --      2,099
        Windpark Timpberg GmbH & Co Zehnte Wind KG          1,276         --
        Ejendomsselskabet Toftevej A/S                      4,336         --
        AGH Norge A/S                                         260         --
        Europe Vision Plc                                      --     78,555
        Windpark Wriezener Hohe GmbH                           --     21,277
        Kirkeveien 18 AS                                       --        632
        Romasen Utvikling AS                                   --        192
        Rosfjord Ferieeiendom                                  --         12
                                                          -------    -------
                                                            5,872    102,767
                                                          -------    -------

MEDIEHUSET DANMARK ApS

        During 2003 EuroTrust A/S invested 1.5 million DKK for a 25% ownership of Mediehuset Danmark ApS. At the date of purchase the purchase price exceeded 25% of the net equity of Mediehuset Danmark ApS by DKK 998. The Company's Equity in earnings of Mediehuset Danmark ApS for the year ended September 30, 2005 and 2004 was DKK 461 and DKK 138, respectively.

WINDPARK TIMPBERG GMBH & CO ZEHNTE WIND KG

        During 2006, the Company purchased the remaining 75% ownership interest in the Timpberg #10 windmill for DKK 5,382 to become the 100% owner. At June 30, 2005 the Company had a 25% ownership interest in the wind turbine.

EJENDOMSSELSKABET TOFTEVEJ A/S

        During the year ended June 30, 2006, the company sold their ownership interest in Ejendomsselskabet Toftevej A/S and recognized a loss of DKK 146 on the sale.

AGH NORGE A/S

        The Company acquired the remaining 50% ownership interest through our subsidiary Aktiv Gruppen Holding during the year ended June 30, 2006. The purchase price was 2,650,000 shares in EuroTrust. AGH Norge A/S is now owned 50% by EuroTrust and 50% by Aktiv Gruppen Holding.

EUROPE VISION PLC

        At June 30, 2006, the Company holds 31,250,000 shares of Europe Vision Plc (Formerly Tritel Media AB, approximately 23% of the shares outstanding of Europe Vision Plc). The Company received the shares upon the sale of all the issued and outstanding shares of its former subsidiary Euro-Vision A/S. The valuation of the shares is treated as a cost investment until the shares are sold.

WINDPARK WRIEZENER HOHE GMBH

        Through our 100% owned subsidiary Aktiv Wind ApS we own 50.00% of Windpark Wriezener Hohe GmbH & Co KG, which owns 13 wind turbines with a total capacity of 26MW.

KIRKEVEIEN 18 AS

        Through our 100% owned subsidiary AGH Norge A/S, we own 50% of Kirkeveien 18 AS, which is building 12 apartments in Baerum,

Norway.

ROMASEN UTVIKLING AS

        Through our 100% owned subsidiary AGH Norge A/S, we own 33.33% of Romasen Utvikling AS, which is building 70 houses in Lyngdal, Norway.

ROSFJORD FERIEEIENDOM

        Through our 100% owned subsidiary AGH Norge A/S, we own 11.7% of Rosfjord Ferieeiendom, which is building 12 cottages in Lyngdal, Norway.

4.      CONTRACT RECEIVABLES

Contract receivables consist of the following at June 30, 2005 and 2006:

                                                          2005             2006
                                                  ------------     ------------
        Completed contracts                             34,871           49,702
                                                  ------------     ------------
                                                        34,871           49,702

        Less allowance for doubtful accounts              (651)            (952)
                                                  ------------     ------------
                                                        34,220           48,750
                                                  ============     ============

5.      PLANT AND EQUIPMENT

        Property, plant and equipment include the following (in DKK):

                                                             JUNE 30,
                                      Estimated   -----------------------------
                                         Life         2005             2006
                                                  ------------     ------------

        Furniture and fixtures       3 to 5 years          525            5,508
        Automobiles                    5 years             627            5,455
        Property                       30 years             --            1,862
                                                  ------------     ------------
                                                         1,152           12,825
        Less accumulated depreciation
        and amortization                                  (483)          (2,150)
                                                  ------------     ------------

        Net plant and equipment                            669           10,675
                                                  ============     ============

        Depreciation expense                               520              681
                                                  ============     ============

6.      WIND TURBINES

        Wind turbines include the following (in DKK):

                                                             JUNE 30,
                                      Estimated   -----------------------------
                                         Life         2005             2006
                                                  ------------     ------------

        Wind turbines                  25 years         99,239          285,337
                                                  ------------     ------------
                                                        99,239          285,337
        Less accumulated depreciation
           and amortization                                 --           (4,329)
                                                  ------------     ------------

        Net property, plant and equipment               99,239          281,008
                                                  ============     ============

        Depreciation expense                                --            5,136
                                                  ============     ============

        The wind turbines are held as collateral on notes payable (See Note 12). During 2006, The Company sold three wind turbines with a net book value of DKK 55.1 million and recorded a loss on sale of DKK 200. No depreciation was recorded during 2005 as the wind turbines were purchased at the end of June.

7.      GOODWILL / DEFINITE - LIFE INTANGIBLE ASSETS

        Goodwill relating to the purchase of the Company's Norwegian activity consisted of the following (in DKK):

                                                             JUNE 30,
                                                      2005              2006
                                                  ------------     ------------
BALANCE AT THE BEGINNING OF THE YEAR                        --               --

CHANGES:

              Additions                                     --          169,639
              Disposals                                     --               --
              Impairment                                    --               --

                                                  ------------     ------------
BALANCE AT THE END OF THE YEAR                              --          169,639
                                                  ------------     ------------


        During the fourth quarter of 2006, the Company performed the annual impairment test and recorded an impairment charge of DKK 0 and DKK 0, respectively.

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

DEFINITE - LIFE INTANGIBLE ASSETS

        The Company has classified its intangible assets as a definite-life intangible asset and is amortizing them based upon the revenues realized per year over the estimated total revenues to be realized from the underlying real estate projects. These projects are estimated to be sold over the next fifteen years. During the fourth quarter of 2006 the Company completed its initial test of intangible assets for impairment in accordance with SFAS No. 142. The Company used the estimated future cash flows to test the remaining intangible assets for impairment and determined that the Company's intangible assets were not impaired. Amortization expense of DKK 960 was recorded for the year ended June 30, 2006 and 2005 and has been included in cost of goods sold. The following is a summary of intangibles at June 30,:

                                                             JUNE 30,
                                                      2005              2006
                                                  ------------     ------------
Allocation of purchase price for rights
to complete projects

        Projects:
        Norway projects                                     --           54,750
        2S Wellness Center , 200 Holiday condos
        and other projects under development                --          102,488
        Gribskov Bolig development                          --           20,992
                                                  ------------     ------------
                                                            --          178,230
        Less Accumulated amortization                     (960)
                                                  ------------     ------------
BALANCE , NET                                               --          177,270
                                                  ------------     ------------

        The remaining estimated aggregate amortization expense for next five years and thereafter is as follows at June 30, 2006:

        2007                                                              85,213
        2008                                                              44,346
        2009                                                              14,015
        2010                                                               2,808
        2011                                                               2,808
        Thereafter                                                        28,080
                                                                    ------------
                                                                         177,270
                                                                    ------------

8 - PROPERTY ON OPERATING LEASE

        The Company is a lessor of a 565 square meter office building in K0ge, Denmark and two 99 square meter hotel/holiday apartments in Faborg, Denmark. The leases call for monthly rentals to be received of approximately DKK 52 and expire January 15, 2009 for the office building and total monthly rentals of approximately DKK 15 for the two hotel/holiday apartments.

        Minimum future rentals to be received on the non-cancelable lease of the office building as of June 30, 2006 for each of the next five years and in the aggregate are as follows, whereas the hotel/holiday apartments are considered on a short term (1 year) lease:

                                             DKK
                                        ------------

        June 30, 2007                            813
        June 30, 2008                            639
        June 30, 2009                            335
        June 30, 2010                             --
        Thereafter                                --
                                        ------------
Total Minimum Lease Payments                   1,787
                                        ------------

        Property underlying an operating lease consists of the following:

                                                             JUNE 30,
                                                  -----------------------------
                                                      2005             2006
                                                  ------------     ------------
        Land                                               870            1,007
        Building                                         7,354            9,687
                                                  ------------     ------------
                                                         8,224           10,694
        Less accumulated depreciation                     (357)            (670)
                                                  ------------     ------------
        Net property on operating lease                  7,867           10,024
                                                  ============     ============
        Depreciation (included in cost of sales)           245              313
                                                  ============     ============


        The land and building are held as collateral on a note payable for Ejendomsselskabet Olbycentervej 65 ApS and Kronborg Byg ApS (See Note
        12).

9.      PROPERTY HELD FOR RESALE AND FUTURE DEVELOPMENT

        Real estate held for current sale consisted of the following:

                                                             JUNE 30,
                                                  -----------------------------
                                                      2005             2006
                                                  ------------     ------------
        Recreational condominiums                       64,673               --
        Land                                             4,086          151,346
        Golf course                                         --           59,589

                                                  ------------     ------------
                                                        68,759          210,935
                                                  ============     ============


        The land and buildings are held as collateral on a note payable for Sonderborg Havnefront ApS , Aktiv Boligopsparing ApS, Store Rorbaek Byudvikling I ApS, Store Rorbaek Byudvikling II ApS, 2S Ejendomsinvest ApS and Alpen Holidays Ferienhauser GmbH (See Note 12).

10.     BUSINESS ACQUISITIONS AND DIVESTITURES

ACQUISITIONS DURING 2005/06
---------------------------

        On May 29, 2006, EuroTrust A/S purchased the remaining 50% of AGH Norge A/S from Soren Hager Holding 2 ApS, Kalodde AS and Sorprosjekt Holding AS and thereby became the 100% owner through our subsidiary Aktiv Gruppen Holding A/S. The purchase price was 2,650,000 shares in EuroTrust. An amount of DKK 155,528 was recorded as goodwill and an amount of DKK 55,000 was allocated to projects in connection with the purchase. The shares were acquired to gain an entrance with established operations into the Norwegian real estate market.

On June 2, 2006, Aktiv Gruppen Holding A/S purchased 100% of the shares in 2S Ejendomsinvest ApS from Hans Schmidt Holding A/S and VIDA Holding ApS. The purchase price was DKK 134,160. An amount of DKK 132,488 was allocated to projects in connection with the purchase. The shares were acquired to ensure a further development of our Real Estate business in Denmark.

        On June 11, 2006, Aktiv Gruppen Holding A/S purchased 100% of the shares in Gribskov Bolig ApS Toki Pant A/S and VIDA Milkap ApS. The purchase price was DKK 21,256. An amount of DKK 20,992, was allocated to projects in connection with the purchase. The shares were acquired to ensure a further development of our Real Estate business in Denmark.

                                                                                            ST.        ST.                  DER
                                                2S                 WINDPARK      ST.      R0RBAEK    R0RBAEK                JENS
                                    AGH      EJENDOMS   K/S DIFKO  TIMPBERG    R0RBAEK    BYUDVIK    BYUDVIK     GRIB      STRAND
                                   NORDAN     INVEST      BUCH     GMBH & CO   BYUDVIK    LING II   LING III     SKOV     SKOVPARK
                                   INVEST       APS      BRUNN I   ZEHNTE KG  LING APS      APS        APS     BOLIG APS     APS
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
ENTITY ACQUIRED
Percentage Ownership
Acquired                                100%       100%       100%        75%       100%       100%       100%       100%       100%

Purchase Price Paid in DKK          208,000     134,16          0      5,382        125        125        125     21,256        500

Date of Acquisition                 May 29,   June 2,    Jan. 24,   Jan. 2,     May 1,     May 1,   June 11,   June 11,    June 2,
                                     2006      2006        2006      2006        2006       2006      2006       2006        2006
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Cash & restricted cash              121,420     56,275      1,012        748         --         --        125         38        704
Other current assets                     --     11,896      2,012         62         20          8          4         --         10
Receivables                           5,775        421         --        230         --         --         --        262         --
Construction in progress             97,185    307,403         --         --         --         --         --         --         --
Property & equipment                     71     64,151         --         --      5,807      2,527      8,076     42,180     50,783
Wind Turbines                            --         --     30,109     15,148         --         --         --         --         --
Goodwill                            172,312         --         --         --         --         --         --         --         --
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Total assets acquired               396,763    440,146     33,133     16,188      5,827      2,535      8,205     42,480     51,497
                                  =========  =========  =========  =========  =========  =========  =========  =========  =========

Current Liabilities                 188,763     76,476     33,133        151      5,702      2,410      8,080     21,224        210
Long-term debt                      229,510         --     10,651         --         --         --         --     50,787
Asset Retirement Obligation              --         --         --          5         --         --         --         --         --
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


Total liabilities assumed           188,763    305,986     33,133     10,807      5,702      2,410      8,080     21,224     50,997
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net assets acquired                 208,000    134,160         --      5,381        125        125        125     21,256        500
                                  =========  =========  =========  =========  =========  =========  =========  =========  =========

        The following proforma combined condensed results of Aktiv Gruppen Holding A/S, AGH Norge A/S, 2S Ejendomsinvest A/S and Windpark Timpberg GmbH & Co Zehnte KG as if the Company had purchased these entities at the beginning of the repective periods:

                                              YEARS ENDED JUNE 30,
                                     2005             2006             2006
                                 ------------     ------------     ------------
         .                              DKK              DKK              USD
        Net sales                     304,698          505,461           86,147
        Operating expenses           (235,782)        (438,587)         (74,750)
                                 ------------     ------------     ------------
        Net income                     68,916           66,874           11,397
                                 ============     ============     ============

ACQUISITIONS DURING 2004/05

        On February 14, 2005, Aktiv Gruppen purchased the remaining 50% of Ejendomsselskabet Hyltebjerg Alle ApS, from JNP Holding ApS and thereby became the 100% of Ejendomsselskabet Hyltebjerg Alle ApS. The purchase price was DKK
100. No goodwill was recorded in connection with the purchase. The shares were acquired in order to ensure that the project was properly finalized.

        On December 21, 2004, the Company purchased 100% of Aktiv Wind GmbH, from European Wind Farms A/S. The purchase price was DKK 1,212. No goodwill was recorded in connection with the purchase. Aktiv Wind GmbH serves as the general (unlimited) partner in the German KG's (partnerships). On May 4, 2005, the Company acquired a 100% interest in EWF Drei Funf GmbH & Co. KG for Euro 2 or DKK 14 through which the Company has constructed two wind turbines.

        During 2005, the company purchased four wind turbines through the purchase of four German partnerships. The following table summarizes the terms of the acquisition and the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in DKK):

                                                WIN:PRO
                                EWF             INVENT          UPEG 8          BIRGTER
                                DREI FUNF       GMBH & CO.      WIND-PARK       WINDENERGIE     PADER-WIND
                                GMBH & CO.      NEUNTE WIND     GMBH & CO.      GMBH & CO.      GMBH & CO.      AKTIV WIND
                                KG              KG              KG              KG              KG              APS
                                ------------    ------------    ------------    ------------    ------------    ------------
ENTITY ACQUIRED
Percentage Ownership Acquired            100%            100%            100%            100%            100%            100%
Purchase Price Paid in DKK                14           3,552          21,832          16,893          16,893           1,212
Date of Acquisition                May 04,        June 29,        June 29,        June 29,        June 29,      December 21,
                                    2005            2005            2005            2005            2005            2004
                                ------------    ------------    ------------    ------------    ------------    ------------

Current assets                            --           1,090           1,301           2,710           1,246             215
Windmills                                 --          17,448          22,051          17,062          17,062           1,002
Goodwill                                  --              --              --              --              --              --
                                ------------    ------------    ------------    ------------    ------------    ------------

Total assets acquired                     --          18,538          23,352          19,772          18,308           1,217
                                ============    ============    ============    ============    ============    ============

Current Liabilities                       --             125           1,301           2,710           1,246              --
Long-term debt                            --          14,688              --              --              --              --
Asset Retirement Obligation               --             173             219             169             169               5
                                ------------    ------------    ------------    ------------    ------------    ------------

Total liabilities assumed                 --          14,986           1,520           2,879           1,415               5
                                ------------    ------------    ------------    ------------    ------------    ------------

Net assets acquired                       --           3,552          21,832          16,893          16,893           1,212
                                ============    ============    ============    ============    ============    ============

        The following proforma combined condensed results of Aktiv Gruppen Holdings A/S, win:pro Invent Gmbh & Co. Neunte Wind, UPEG 8 Windpark GmbH & Co. KG, Birgter Windenergie GmbH & Co. KG, and Paderwind GmbH & Co. KG as if the Company had purchased these entities at the beginning of the repective periods:

                                              YEARS ENDED JUNE 30,
                                     2004             2005             2005
                                 ------------     ------------     ------------
                                          DKK              DKK              USD
        Net sales                     297,596          395,294           64,147
        Operating expenses           (279,120)        (356,437)         (57,841)
                                 ------------     ------------     ------------
        Net income                     18,476           38,857            6,306
                                 ============     ============     ============

ACQUISITIONS DURING 2003/2004

        On October 09, 2003, Aktiv Gruppen purchased the remaining 50% of Norrebjerg Boligpark ApS, from Proconex ApS and thereby became the 100% owner of Norrebjerg Boligpark ApS. The purchase price was DKK 357. No goodwill was recorded in connection with the purchase. The shares were acquired in order to develop a new project within the company and use tax net operating loss carry forwards.

11.     FAIR VALUE OF FINANCIAL INSTRUMENTS

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

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

        The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of June 30, 2005 and 2006, because of the short term maturities of those instruments.

ACCOUNTS RECEIVABLE, RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER RECEIVABLES

        The carrying amounts of accounts receivable, receivables from related parties, VAT receivable and other receivables approximate their fair value as of June 30, 2005 and 2006 because of the expected short term collection of those instruments.

MORTGAGE DEED AND NOTES RECEIVABLE

        The carrying amount of notes receivable approximates their fair value as of June 30, 2005 and 2006 because the interest rates approximate the rate of similar instruments as of June 30, 2005 and 2006.

MARKETABLE SECURITIES

        The fair values of investment securities are estimated based on quoted market prices as of June 30, 2005 and 2006 and are stated at fair value.

LINE OF CREDIT AND LONG-TERM DEBT

        The fair values of the Company's line of credit and long-term debt as of June 30, 2005 and 2006 approximate recorded values as of June 30, 2005 and 2006, based on similar current rates offered to the Company for debt of the same remaining maturities.

ACCOUNTS PAYABLE, ACCOUNTS PAYABLE - RELATED PARTIES AND ACCRUED LIABILITIES

        The carrying amount of accounts payable and accounts payable - related party approximates fair value as of June 30, 2005 and 2006, because of the short term maturity of those instruments.

12.     NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS

        Notes payable, lines of credit and other debt obligations relate primarily to the funding of development projects and wind turbine acquisitions. These notes payable are collateralized by underlying development project or wind turbines. Interest rates vary from 4.10 percent, to 7.5 percent and are generally tied to the DKK or EUR LIBOR plus a specified percentage. One loan of DKK 45 accrues interest at a rate of 17.10 percent as of June 30, 2006. Construction loans are payable upon delivery of the project. Wind turbine and mortgage loans payment terms are generally bi-annual and monthly, respectively, over ten to twenty years. The remaining loans vary from on demand, to balloon payment to monthly instalments.

        The construction loans are all classified as current because the contractual due date is the sooner of the date the underlying project is sold or the original payment date as stipulated in the note payable. In addition, the related construction in progress / cost in excess of billings is also classified as current.

        The balances of notes payable at June 30, 2006 consisted of the following:

                                                                 INTEREST RATE              JUNE 30,
                                                                  AT JUNE 30,     ----------------------------
                                                                      2006            2005            2006
--------------------------------------------------------------------------------------------------------------
Kronborg Byg ApS
    Construction loan                                              5.15-6.35%           10,638           4,022
Aktiv Gruppen Holding A/S                                               --
    Vehicle Loans                                                      4.5%              1,213           3,176
    Other Loans                                                    4.93-6.25%            5,199          39,752
Ejendomsselskabet Parkhusene ApS
    Construction loan                                                  7.50%           131,409         211,565
Ejendomsselskabet Faergegardsvej, Vordingborg ApS
    Construction loan                                                  5.45%             4,000           9,416
Ejendomsselskabet Krohaven ApS
     Construction loan                                                 6.50%                --          24,952
Errits0 Bygade 79 ApS
     Construction loan                                                17.10%                 5              45
Ejendomsselskabet Guvernorparken
     Construction loan                                                 6.10%            12,000               0
Ejendomsselskabet Kildevej, Helsinge ApS
     Construction loan                                                 6.10%            13,930          67,874
Ejendomsselskabet Kommandorparken, Solrod ApS
     Construction loan                                                 6.10%            17,305          54,203
Drejens Strandskovpark A/S
     Construction loan                                                 6.08%                --          50,787
                                                                   (Continued)

12.     NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS - CONTINUED

                                                                 INTEREST RATE              JUNE 30,
                                                                  AT JUNE 30,     ----------------------------
(Continued)                                                           2006            2005            2006
--------------------------------------------------------------------------------------------------------------
Euro Trust PKI Services ApS
     Other loan                                                          --                 --          80,000
Ejendomsselskabet Marienlyst Palae ApS
     Line of Credit(1)                                                  6.5%           103,000          95,131
     Other loans                                                        6.5%               256             876
Ejendomsselskabet Soparken, Fredensborg ApS
     Construction loan                                                 6.50%                --             113
Ejendomsselskabet Nyrad, Vordingborg ApS
     Construction loan                                                 6.00%             8,546          26,996
Ejendomsselskabet Olbycentervej 65 ApS
     Mortgage loan                                                     5.50%             7,055           6,784
Ejendomsselskabet Hyltebjerg Alle ApS
     Construction loans                                                 6.5%            17,305           1,671
Ejendomsudviklingsselskabet af 2001 A/S
     Construction loan                                                 6.08%            17,268             340
Alpen Holidays Ferienhauser GmbH
     Mortgage loan                                                     5.50%               943             987
Delta Byg ApS
     Line of Credit                                                    5.75%               523              --
Sonderborg Havnefront ApS
     Line of Credit                                                    6.00%                --           1,700
Blavand Byferie ApS
     Line of Credit                                                                         --           5,221
St. Rorbaek Byudvikling I ApS
    Vehicle Loans                                                      6.23%                --             776
    Line of Credit                                                     6.23%                --           2,464
St. Rorbaek Byudvikling II ApS
     Line of Credit                                                    6.23%                --           1,166
Gribskov Bolig ApS                                                                          --              22
AGH Norge A/S
     Line of Credit                                                    7.00%                --              38
Den gamle skibssmedie ApS
     Construction loans                                                6.00%                --          39,233
Bygg & Eiendomsutviklin Sor AS
     Construction loans                                                6.20%                --             925
                                                                    (Continued)

12.     NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS - CONTINUED

                                                                 INTEREST RATE              JUNE 30,
                                                                  AT JUNE 30,     ----------------------------
(Continued)                                                           2006            2005            2006
--------------------------------------------------------------------------------------------------------------
2S Ejendomsinvest ApS
    Line of Credit                                                 6.25-7.02%               --           3,457
Silkegade Invest ApS
    Line of Credit                                                   6.25%                  --           2,000
R0m0 Golf A/S
    Line of Credit                                                   6.25%                  --          24,865
    Other Loans                                                        --                   --             650
RGW A/S
    Line of Credit                                                 6.25-7.02%               --         227,409
Aktiv Wind ApS
    Equipment loan (Windturbine)                                     5,15%              21,138          87,294
win:pro Invent Gmbh & Co. Neunte Wind KG
    Equipment loan (Windturbine)                                   4.75-5.27%           14,688          13,655
EWF Eins Zwei GmbH & Co. KG
    Equipment loan (Windturbine)                                     4.35%                  --          20,004
EWF Eins Drei GmbH & Co. KG
    Equipment loan (Windturbine)                                     4.35%                  --          20,026
EWF Eins Vier GmbH & Co. KG
    Equipment loan (Windturbine)                                     4.35%                  --          19,903
EWF Zwei Eins GmbH & Co. KG
    Equipment loan (Windturbine)                                     4.35%                  --          15,887
UW Nielitz GmbH & Co. KG                                             4.10%                  --          95,005
K/S Difko Bucfhbrunn I
    Revolving credit                                                 6.08%                  --          33,012
win:pro Invent Gmbh & Co. Zehnte Wind KG
    Line of credit                                                   4.35%                  --          13,655
UPEG 8 Windpark GmbH & Co. KG
    Equipment loan (Windturbine)                                   4.00-4.25%           12,851              --
Birgter Windenergie GmbH & Co. KG
    Equipment loan (Windturbine)                                                            --          14,469
Paderwind GmbH & Co. KG
    Equipment loan (Windturbine)                                                            --          14,383
                                                                                  ------------    ------------
                                                                                       428,124       1,307,057
Less long term                                                                         (25,366)        (35,263)
                                                                                  ------------    ------------
Short term                                                                             402,758       1,271,794
                                                                                  ------------    ------------

    (1) The Company maintains revolving credit agreements in the aggregate amount of DKK 103,000 and DKK 95,131 at June 30, 2005 and 2006, respectively with all amounts used. The agreements expire June 30, 2007.

        Maturities of debt obligations payable at June 30, 2006 are as follows:

           Year Ending June 30,
           --------------------
             2007                                              $  1,271,794
             2008                                                     3,166
             2009                                                     2,888
             2010                                                     2,915
             2011                                                     2,926
             Thereafter                                              23,368
                                                               ------------

                                                               $  1,307,057
                                                               ============

13.     OPERATING LEASES

        The Company also has non-cancelable operating leases, primarily for office space, that expire over the next four years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases amounted to DKK 444 and DKK 1,141 in the years ended June 30, 2005 and 2006, respectively.

        The Company also leases the underlying land upon which the wind turbines are constructed, expiring beginning in the year 2023 through 2031, the leases further allow for option to extend the lease for one or two, five year periods. Lease expense under land operating leases amounted to DKK 0 and DKK 631 for the years ended June 30, 2005 and 2006 as the wind turbines were purchased at the end of June, 2005.

        Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year, as of June 30, 2006 are:

                                                           OPERATING LEASES
                                                           ----------------

Year ending June 30:

    2007                                                              3,442
    2008                                                              2,954
    2009                                                              2,271
    2010                                                              1,342
    2011                                                              1,335
     Thereafter                                                      28,789
                                                           ----------------

                Total minimum lease payments                         40,133
                                                           ================

14.     RELATED PARTY TRANSACTIONS

NOTES AND ACCRUED INTEREST RECEIVABLES

        During the year ended June 30, 2006 there have been no significant transactions with the supervisory and executive boards, executive officers, important shareholders or other related parties have been carried out, besides intra-group transactions which have been eliminated in the consolidated financial statement as well as ordinary management remuneration.

        During 2004, the Company loaned to companies controlled by each of the five 20% shareholders of the Aktiv Gruppen DKK 7,000 each. The notes accrue interest a rate of 3% per annum, payable on demand and are secured by marketable securities held by the controlled companies. At June 30, 2005 notes and accrued interest receivable related parties consisted of the following:

                                       JUNE 30,
                               --------------------------
                                   2005          2006
                               ------------  ------------
Dansk Anlaegsinvest ApS              7,245            --
JL Forsikringsformidling ApS         7,245            --
AO Holding ApS                       7,245            --
Synerco ApS                          7,245            --
Salt-Con ApS                         7,245            --
Other employee receivables              66            --
                               ------------  ------------
                                    36,291            --
                               ============  ============


        Subsequent to the year ended June 30, 2005, all of the amounts receivable have been collected.

        During 2006, the Company sold 55 holiday condominiums for DKK 103,131 to Marienlyst Hotel Invest A/S (MHI). MHI is partially owned by two shareholders who own approximately 5% of the outstanding shares of EuroTrust A/S at June 30, 2006, one of which is the president of the EuroTrust A/S' Norwegian operations. At June 30, 2006 the company had received DKK 4,000 of the purchase price and recorded a DKK 99,131 6% mortgage deed receivable for the balance During September 2006, the Company collected an additional DKK 11,000 against the note receivable.

        During January 2006, the Company purchased the remaining 75% interest of Windpark Timpberg GmbH & Co Zehnte Wind KG from an Officer/Shareholder of the Company for DKK 5,382. The Wind Turbine was recorded at the carryover basis of the officer/shareholder.

NOTES PAYABLE

        During 2003, companies controlled by each of the five 20% shareholders of the Aktiv Gruppen loaned DKK 300 each to the Company. The note accrued interest at a rate of 3% per annum. The notes were repaid with related accrued interest of DKK 66 (payments of DKK 65 during October 2003 and DKK 1,501 during July 2004).

        During 2004, the company purchased four automobiles from shareholders and officers of the Company or entities controlled by shareholders and officers. Also during 2004, the company sold five recreational homes to companies controlled by shareholders and officers of the Company.

        The Chairman of the board of directors of Aktiv Gruppen was also a partner of Interlex Lawyers until December 31, 2005. The Company paid DKK 754 and DKK 1,976 to Interlex Lawyers for legal services during June 30, 2004 and 2005, respectively. The total outstanding payables due to Interlex Lawyers as at June 30, 2004 and June 30, 2005 were DKK 28 and DKK 587, respectively.

15.     INCOME TAXES

        The Company and each of its wholly owned Danish subsidiaries file a consolidated tax return. The Company's foreign or non-wholly owned subsidiaries file separate tax returns in each of the countries of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 2005 and 2006 are as follows (in DKK):

                                                             JUNE 30,
                                                  -----------------------------
                                                      2005             2006
                                                  ------------     ------------
        DEFERRED TAX ASSETS
            Net operating loss carry forwards            1,980            6,302
            Provisions                                     180            2,082
                                                  ------------     ------------
            Total deferred tax assets                    2,160            8,384
                                                  ------------     ------------
            Less: Valuation allowance                       --               --
                                                  ------------     ------------
                   DEFERRED TAX ASSETS                   2,160            8,384
                                                  ------------     ------------

        DEFERRED TAX LIABILITIES
            Tax value of fixed assets in excess
              of book value of fixed assets             (6,925)         (19,388)
            Construction in Progress                   (10,371)         (14,218)
            Other                                          (29)              --
                                                  ------------     ------------
                  DEFERRED TAX LIABILITY               (17,325)         (33,606)
                                                  ============     ============

                                                  ============     ============
        NET DEFERRED TAX LIABILITY                     (15,165)         (25,222)
                                                  ============     ============

        The recognized net tax liabilities as of June 30, 2005 and 2006 are related to temporary timing differences between the book and fiscal values of assets.

        The Company assessed the realization of the deferred tax assets based on available evidence, both positive and negative, to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The conclusion as to whether it is more likely than not that some portion of these assets will not be realized takes into consideration the future earnings potential determined through the use of internal forecasts, the carry forward period associated with the deferred tax assets and the nature of the income that can be used to realize the deferred tax assets. To the extent that the Company determines it is more than likely not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is recorded.

        At June 30, 2005, the company had tax loss carry-forwards of DKK 22,505 available in Denmark, which according to current Danish law has no expiration. The accumulated tax loss carry forwards cannot be used by all group companies as not all of companies are jointly taxed.

        For financial reporting purposes, income before income taxes is as follows (in DKK):

                                           2004          2005           2006
                                        ----------    ----------     ----------

Pretax income :

   Denmark                                  25,103        54,720         55,641
   Austria                                     259        (1,254)          (501)
   Norway                                       --            --          2,276
   Germany                                      --            --          1,037
   Latvia                                       --        (1,220)          (446)
                                        ----------    ----------     ----------
                                            25,362        52,246         58,007
                                        ==========    ==========     ==========

Significant components of the
  provision for income taxes are:

   Current:  Denmark                         2,433         3,657            147
             Others                             --            --             --
                                        ----------    ----------     ----------
                                             2,433         3,657            147
                                        ----------    ----------     ----------

   Deferred:  Denmark                        5,390         8,847         11,970
              Others                            --         2,642             --
                                        ----------    ----------     ----------
                                             5,390        11,489         11,970
                                        ----------    ----------     ----------
      Total:                                 7,823        15,146         12,117
                                        ==========    ==========     ==========

                The   reconciliation  of  income  tax  computed  at  the  Danish statutory tax rate to income tax expense is:

                                                        2004     2005     2006
                                                        ----     ----

Danish income tax rate ..............................     30%      28%      28%
Effect of change in tax rate on
  net deferred tax liabilities ......................      0%      (1)%      0%
Non - deductible permanent differences ..............      0%       2%       1%
Change in valuation allowance .......................      0%       0%      (8)%
Other ...............................................     (2)%      0%       0%
Reported income tax expense .........................     28%      29%      21%


16.     COMMITMENTS

LETTERS OF CREDIT

        The Company has unused letters of credit / bank guarantees totaling DKK 124,525 and DKK 160,358 at June 30, 2005 and 2006, respectively. The letters of credit / guarantees are required in connection with warranties the Company offer on certain aspects of the construction and materials in developed projects in accordance with Danish law. The letters of credit/ guarantees normally cover a period of approximately five years. The estimated future warranty liability at June 30, 2005 and 2006 was DKK 0 and DKK 0, as the Company acquires letters of credit / guarantees from the underlying contractors and suppliers which offset the letters of credit issued by the Company.

ASSET RETIREMENT OBLIGATIONS

        Asset retirement obligations for wind turbines held, and changes to the obligation for the years ended June 30, 2005 and 2006 consist of the following:

                                                             JUNE 30,
                                                      -------------------------
                                                      2004     2005        2006
                                                      ----      ---      ------
    Balance at the beginning of the year:               --       --         979
      Obligation on acquired assets                     --      979         858
      Obligations paid or sale of the asset                                (556)
    Accretion expense:
      Current year accretion expense                    --       --          31
      Revisions to estimate                             --       --        (224)
    Balance at the end of the year:                     --      979       1,088
                                                      ----      ---      ------


17.     STOCK OPTIONS

        A summary of the status of options granted at June 30, 2006, and changes during the period then ended are as follows:

                                                                                    For the Year Ended
                                                                                      June 30, 2006
                                                   ---------------------------------------------------------------------------------
                                                                       Weighted        Weighted Average              Aggregate
                                                                        Average           Remaining                  Intrinsic
                                                        Shares      Exercise Price     Contractual Term                Value
                                                                   -----------------------------------------
Outstanding at beginning of period                       1,151        $     4.19           7.02 years                 $  2,098
Granted                                                      1              6.00           4.42 years                        -
Exercised                                                1,055              3.94                    -                        -
Forfeited                                                    -                 -                    -                        -
Expired                                                      1              6.78                    -                        -
                                                      ---------       ----------

Outstanding at end of period                                96        $     4.11           5.72 years                 $    997

Vested and expected to vest in the future                   96        $     4.11           5.72 years                 $    997

Exercisable at end of period                                96        $     4.11           5.72 years                 $    997

Weighted average fair value of options granted        1               $     5.29


        The Company had no non vested options at the beginning of the period. At June 30, 2006 the Company had no non vested options resulting in no unrecognized compensation expense.

        The total intrinsic value of options exercised during the year ended June 30, 2006 and 2005 was DKK 997 and DKK 2,097, respectively. Intrinsic value is measured using the fair market value at the date of exercise (for shares exercised) or at June 30, 2006 and 2005 (for outstanding options), less the applicable exercise price.

        During the years ended June 30, 2006 and 2005, the Company received cash of DKK 24,408 and DKK 0 upon the exercise of awards. The Company realized a tax benefit due to the exercise of options of DKK 0 and DKK 0 for the years ended June 30, 2006 and 2005.

        Common shares issued upon exercise of options are issued from available authorized but un-issued common shares. As of June 30, 2006, the Company has no plans to repurchase common shares issued upon exercise of options.

        The  following  table   summarizes   information   about  stock  options
outstanding as of June 30, 2006:

                                                 WEIGHTED AVERAGE        WEIGHTED-
                                                     REMAINING            AVERAGE
        RANGE OF                  SHARES            CONTRACTUAL           EXERCISE           SHARES            WEIGHTED-AVERAGE
     EXERCISE PRICES           OUTSTANDING             LIFE                 PRICE          EXERCISABLE          EXERCISE PRICE
--------------------------   -----------------   ------------------    ---------------    --------------    ------------------------
      $2.85 - $2.85                        20        1.7 years             $2.85                     20              $2.85
      $3.76 - $3.76                        25        2.8 years             $3.76                     25              $3.76
      $4.75 - $4.75                        50        8.8 years             $4.75                     50              $4.75
      $6.00 - $6.00                         1        6.8 years             $6.00                      1              $6.00
                             -----------------   ------------------    ---------------    --------------    ------------------------
          Total                            96        5.7 years             $4.11                     96              $4.11
                             -----------------   ------------------    ---------------    --------------    ------------------------

        No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

18.     PENSIONS

        During the year ending June 30, 2004, 2005 and 2006, the company has recognized expenses for defined contribution pension agreements paid to pension and insurance companies on behalf of employees totaling DKK 0 million, DKK 0 million and DKK 0.2 million, respectively

19.     LITIGATION

        During 2005, the Company recorded a provision of DKK 1,500 for claims arising from the cancellation of the contract with the constructor of Rodvig Hytte og Feriecenter. The Company cancelled the contract due to considerable delays and defects with the construction of the project. At October 31, 2005 the High Court ordered the company to pay approx. DKK 1,500, but the Company appealed immediately to the Supreme Court. The final settlement has to wait the judgment of the Supreme Court.

        The Company is from time to time involved in routine legal and administrative proceedings and claims of various types. While any proceedings or claim contains an element of uncertainty, Management does not expect them to have a material affect on our results of operations or financial position.

20.     SEGMENT REPORTING

        The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Real Estate Development Segment and the Wind Energy Segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131. Revenues are generated in the country in which the property is located. During the periods presented all sales were derived from real estate development in Denmark.

        The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There were no inter - segment transactions during the periods presented.

        The segmented data are as follows:

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                                                                                 YEARS ENDED JUNE 30,
                                                              2004             2005               2006              2006
                                                          --------------   --------------   -----------------   --------------
                                                               DKK              DKK                                  USD
REAL ESTATE DEVELOPMENT:
Net sales                                                       295,975          247,333             414,588           70,660
Operating expenses:
    Cost of sales (exclusive of depreciation)                   259,144          173,637             333,594           56,855
    Selling and marketing                                         1,218              907               1,049              179
    General and administrative                                    5,710            9,442              19,632            3,346
    Depreciation (excluding DKK112,  DKK245 and 245
    included in cost of sales)                                      339              520                 681              116
                                                          --------------   --------------   -----------------   --------------
    Total operating expenses                                    266,411          184,506             354,956           60,496
                                                          --------------   --------------   -----------------   --------------
Operating income (loss)                                          29,564           62,827              59,632           10,164
                                                          --------------   --------------   -----------------   --------------
Capital expenditure                                               2,086              240               2,393              408
                                                          --------------   --------------   -----------------   --------------
Total assets                                                    482,180          503,065           1,926,539          328,346
                                                          --------------   --------------   -----------------   --------------

WIND ENERGY
Net sales                                                             0                0              19,200            3,272
Operating expenses:
    Cost of sales (exclusive of depreciation)                         0                0               1,202              205
    Selling and marketing                                             0                0                   0                0
    General and administrative                                        0              910               7,061            1,203
    Depreciation                                                      0                0               5,136              875
                                                          --------------   --------------   -----------------   --------------
    Total operating expenses                                          0              910              13,399            2,283
                                                          --------------   --------------   -----------------   --------------
Operating income (loss)                                               0            (910)               5,801              989
                                                          --------------   --------------   -----------------   --------------
Capital expenditure including deposits                                0                0                   0                0
                                                          --------------   --------------   -----------------   --------------
Total assets                                                          0          108,573             362,008           61,698
                                                          --------------   --------------   -----------------   --------------

CONSOLIDATED
Net sales                                                       295,975          247,333             433,788           73,932
Operating expenses:
    Cost of sales (exclusive of depreciation)                   259,144          173,637             334,796           57,060
    Selling and marketing                                         1,218              907               1,049              179
    General and administrative                                    5,710           10,352              26,693            4,549
    Depreciation                                                    339              520               5,817              991
                                                          --------------   --------------   -----------------   --------------
    Total operating expenses                                    266,411          185,416             368,355           62,779
                                                          --------------   --------------   -----------------   --------------
Operating income (loss)                                          29,564           61,917              65,433           11,153
                                                          --------------   --------------   -----------------   --------------
Capital expenditure including deposits                            2,086              240               2,393              408
                                                          --------------   --------------   -----------------   --------------
Total assets                                                    482,180          611,638           2,288,547          390,044
                                                          --------------   --------------   -----------------   --------------


        DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.8674.

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Real Estate Development:

        During April 2006, the Company issued 22,050,000 common shares to acquire all of the issued and outstanding shares of Aktiv Gruppen holding 1,000,000 in an acquisition accounted for as a recapitalization of EuroTrust A/S.

        During June 2006, the Company issued 2,650,000 common shares to acquire the remaining 50% interest in AGH Norge A/S.

        During 2006, the Company sold DKK 103 million in property held for resale and recorded a mortgage deed receivable in the amount of DKK 99 million.

        During June 2006, the Company acquired the consolidated entity of 2S Ejendomsinvest ApS for DKK 134 million and recorded a payable for land and subsidiaries.

        The Company borrowed DKK 2,400 to purchase automobiles.

        During June 2006, the Company acquired DKK 143,636 in land for resale and future development and DKK 39,434 in construction projects through the acquisition of St. Rorbaek I Byudvikling ApS, St. Rorbaek II Byudvikling ApS, St. Rorbaek III Byudvikling ApS, Gribskov Bolig ApS, Den Gamle Skibssmedie ApS and projects through the issuance of notes payable.

        During 2005, the Company sold DKK 8,471 in property held for resale on mortgage deed receivables.

        During 2004, the Company purchased DKK 91,981 of property held for resale through short and long term borrowing. The Company sold DKK 8,224 of the property on mortgage receivables.

        Wind Energy:

        During 2006, the Company acquired a 50% interest in Windpark Wriezener Hohe GmbH & Co KG, which owns 13 wind turbines for DKK 22,091.

        During 2006, the Company acquired DKK 220,157 in wind turbines by purchasing the following German parnerships: EWF Eins Vier GmbH & Co KG, UW Thrana GmbH & Co KG, EWF, Zwei Eins GmbH & Co KG, UW Nielitz GmbH & Co KG, Komplementarselskabet Difko Buchbrunn I ApS, K/S Difko Buchbrunn I.

        During 2006, the Company purchased the remaining 75% interest in Windpark Timpberg GmbH & Co Zehnte Wind KG for DKK 5,382 and recorded a capital distribution of DKK 1,758 to adjust the carrying value of the wind turbine purchased from the related party to the related party's carryover basis.

        During 2006, the Company sold DKK 55 million in wind turbines through the sale of Windpark GmbH & Co., KG Birgter Windenergie GmbH & Co and KG Paderwind GmbH & Co. KG and recorded a loss of DKK 200.

        During 2005, the Company acquired DKK 99,239 in wind turbines by purchasing the following German partnerships: EWF Drei Funf GmbH & Co. KG, Win:pro Invent Gmbh & Co. Neunte Wind KG, Aktiv Wind GmbH, UPEG 8 Windpark GmbH & Co., KG Birgter Windenergie GmbH & Co and KG Paderwind GmbH & Co. KG.

21.     SUBSEQUENT EVENTS

        As of July 4, 2006 the company acquired a controlling interest in European Wind Farms A/S, for a purchase price of DKK 120 million (approximately $20.5 million) and 915,500 ordinary shares of EuroTrust. The cash purchase price will be paid to European Wind Farms in exchange for newly issued shares and the 915,500 shares of EuroTrust will be issued to the existing shareholders of European Wind

Farms in exchange for certain of the shares owned by them. Upon completion of the transactions EuroTrust will own 50.25% of the outstanding shares of European Wind Farms.

        As of October 11, 2006 the company acquired a controlling interest in Enerteq ApS, Enerteq Vitalba ApS, and agreements to purchase 100% of JBH Gruppen A/S and Real Ejendomme A/S, for an aggregate purchase price of up to DKK 21 million (approximately $3.6 million) and 1,070,000 ordinary shares of EuroTrust. The cash purchase price to be paid to the shareholders of JBH Gruppen and Real Ejendomme will be payable DKK 4 million at closing and up to an additional DKK 17 million based upon the gross margin earned by Euro Trust of two large scale real estate development projects expected to be completed by the end of 2007 and 2008 respectively. The 1,070,000 shares of EuroTrust will be issued to the respective shareholders of Enerteq ApS, Enerteq Vitalba ApS, JBH Gruppen A/S and Real Ejendomme A/S. The shareholders of the Enerteq companies have agreed that they may not dispose of the shares for at least 3 years and the shareholders of JBH Gruppen and Real Ejendomme have agreed that they may not dispose of the shares for at least 1 year up to 5 years.

        Upon completion of the transactions EuroTrust will own 50.5% of the outstanding shares of Enerteq ApS and Enerteq Vitalba ApS and 100% of the outstanding shares of JBH Gruppen A/S and Real Ejendomme A/S.

        The acquisition of Real Ejendomme A/S will close on January 1, 2007, and the deadline for the completion of the due diligence in regard to the proposed acquisition of JBH Gruppen A/S, is extended to January 15, 2007.

        As of December 18, 2006 the company announced that Aktiv Gruppen Holding A/S (a wholly owned subsidiary of EuroTrust) has entered into an agreement with Folkeferie.dk (Dansk FolkeFerie) wherein Aktiv Gruppen will be responsible for the development of between 6 and 8 of Folkeferie.dk's holiday centers in Denmark over the next 2-3 years. Aktiv Gruppen will be responsible for the preparation of plans for the centers' renovation, developing a plan for optimization of future operations and for expansion and sale of additional units at the centers. Folkeferie.dk will retain its role as owner and operator of the centers. As compensation for its role in the development of the centers, Aktiv Gruppen will receive a commission on the future sale of the centers as well as a portion of the profits from the development of the centers.

        As of December 20, 2006 the company announced that it has entered into agreements to purchase the rights to four wind farm development projects in Spain, Poland and Italy with an accumulated capacity of 216 MW, capable of supplying the renewable electricity requirements of some 170,000 homes.

        Two of the projects, a 41 MW wind farm project in Spain and a 51 MW wind farm project in Poland, will begin construction in the 1st quarter of 2007 and are expected to begin commercial operation before the end of 2007. The Spanish project is located northeast of Cadiz in the Andalusia Region in an agricultural area. The Polish project is situated in Eastern Pomerania, some 5km south of the Baltic Sea and 13km west of Kolobrzeg, and is located in flat coastal terrain. The two projects in Sicily, Italy are in the final stages of development and are expected to begin commercial operation in 2008 or early 2009. Both projects are on agricultural land in Southern Sicily.

        The developer of all four projects is a leading German project developer, WKN Windkraft Nord AG. Firm orders have already been placed for wind turbines for the Polish site. When the four wind farm projects are all in commercial operation they are expected to represent a total investment value of approximately 280 Million Euro (approximately 370 Million USD at the present currency exchange rate

EUR/USD 1,32) and generate estimated average annual revenues of 44 Million Euros (approximately 58 Million USD).

        As of December 20, 2006 the company announced that it has privately placed 3,600,000 newly issued ordinary shares for (U.S.) $52.2 million ($14.50 per share), with two UK institutional investors, Invesco Perpetual and BlueCrest Capital Management. As a result of the placement, Invesco Perpetual and Blue Crest hold a 15.2% and 1.6% shareholder stake in EuroTrust respectively.

                                INDEX TO EXHIBITS

                                    EXHIBITS

   1.1 Amended Articles of Association of the Registrant, as of December 6, 2001 (1)

   1.2  Rules of Procedures of the Registrant, as amended (2)

   2.1  Employee and Director Subscription Option Plan (4)

   4.5 Form of Employment Agreement between the Registrant and Bo Kristensen, effective as of January 1, 2005 *

   4.6 Form of Employment Agreement between the Registrant and Soren Degn, effective as of January 1, 2005 (4)

   4.7 Share Purchase Agreement for the purchase of 100,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Kalodde AS dated April 25, 2006*

   4.8 Share Purchase Agreement for the purchase of 50,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Sorprosjekt Holding AS dated April 25, 2006*

   4.9 Share Purchase Agreement for the purchase of 100,000 ordinary shares of AGH Nordan Invest A/S between the Registrant and Soren Hager Holding 2 ApS dated April 25, 2006*

  4.10 Share Purchase Agreement for the purchase of 2S Ejendomsinvest ApS dated as of June 2, 2006*

  4.11 Share Purchase Agreement for the purchase of a 50.25% interest of European Wind Energy Farms A/S dated as of May 10, 2006*

   8.1  List of the Subsidiaries of the Registrant *

  11.1  Code of Ethics (3)

  12.1 Chief Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)*

  12.2 Chief Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)*

  13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350*

  13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U,S,C, Section 1350*

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